Form 20-F
period 2000-03-31
ICICI LTD
filed 2000-09-27
CIK 1092947

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 20-F
(Mark One)

[ ] Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

[x] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended March 31, 2000

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from _____________ to _____________


                        Commission File Number 333-10792

                                 ICICI LIMITED
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                (Translation of Registrant's name into English)

                           Mumbai, Maharashtra, India
                (Jurisdiction of incorporation or organization)

                                  ICICI Towers
                              Bandra-Kurla Complex
                                Mumbai - 400051
                (Address of principal executive or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

         Title of Each Class       Name of Each Exchange on Which Registered
                 None                          Not Applicable

          Securities registered pursuant to Section 12(g) of the Act.

                           American Depositary Share
          each represented by 5 Equity Shares, par value Rs. 10 share.
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.
                                 Not Applicable
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 785,311,548 Equity Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 month (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                Yes X                           No______

Indicate by check mark which financial statement item the registrant has elected to follow.

                Item 17                         Item 18 X

                               TABLE OF CONTENTS

<                                                                           Page
                                                                            ----
Cross Reference Sheet .....................................................    3
Certain Definitions. ......................................................    5
Forward-Looking Statements ................................................    6
Exchange Rates. ...........................................................    7
Risk Factors ..............................................................    8
Business
      Overview. ...........................................................   20
      History. ............................................................   21
      Shareholding Structure and Relationship with the Government of India.   22
      Our Strategy. .......................................................   23
      Overview of Our Products and Services. ..............................   27
      Corporate Banking Activities. .......................................   27
      Retail Banking Activities. ..........................................   34
      Client Coverage. ....................................................   38
      Distribution Network. ...............................................   39
      Investments. ........................................................   41
      Technology. .........................................................   44
      Competition. ........................................................   48
      Other Activities. ...................................................   49
      Subsidiaries and Affiliates. ........................................   50
      Risk Management. ....................................................   53
      Loan Portfolio. .....................................................   70
      Non-Performing Loans. ...............................................   73
      Funding. ............................................................   81
      Properties. .........................................................   86
      Legal and Regulatory Proceedings. ...................................   86
      Employees. ..........................................................   87
Selected Consolidated Financial and Operating Data. .......................   89
Management's Discussion and Analysis of Financial Condition and Results of
      Operations. .........................................................   95
Management. ...............................................................  124
Overview of the Indian Financial Sector. ..................................  138
Supervision and Regulation. ...............................................  150
Exchange Controls. ........................................................  158
Nature of the Indian Securities Trading Market. ...........................  160
Restriction on Foreign Ownership of Indian Securities. ....................  171
Dividends. ................................................................  174
Taxation. .................................................................  175
Use of Proceeds ...........................................................  181
Presentation of Financial Information .....................................  182
Additional Information ....................................................  183
Selected Financial Information for ICICI under Indian GAAP ................  185
Significant Differences between Indian GAAP and US GAAP ...................  188
Index to US GAAP Consolidated Financial Statements. .......................  F-1

                             CROSS REFERENCE SHEET

                                    PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

See "Exchange Rates", "Risk Factors" and "Selected Consolidated Financial and Operating Data".

Item 4.  Information on the Company

See "Business", "Overview of the Indian Financial Sector" and "Supervision and Regulation".

Item 5.  Operating and Financial Review and Prospects

See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Item 6.  Directors, Senior Management and Employees

See "Management" and "Business--Employees".

Item 7.  Major Shareholders and Related Party Transactions

See "Business--Shareholding Structure and Relationship with the Government of India" and "Management--Interest of Management in Certain Transactions".

Item 8.  Financial Information

See the Report of Independent Auditors on ICICI's US GAAP Consolidated Financial Statements and ICICI's US GAAP Consolidated Financial Statements and the notes thereto.

Item 9.  The Offer and Listing

See "Nature of the Indian Securities Trading Market".

Item 10.  Additional Information

See "Exchange Controls", "Restriction on Foreign Ownership of Indian Securities", "Dividends", "Taxation" and "Additional Information".

Item 12.  Description of Securities Other than Equity Securities

Not applicable.


                                    PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See "Use of Proceeds".


                                   PART III

Item 18.  Financial Statements

See the Report of Independent Auditors on ICICI's US GAAP Consolidated Financial Statements and ICICI's US GAAP Consolidated Financial Statements and the notes thereto.

Item 19.  Exhibits

See the Exhibit Index and attached exhibits, if any.

                              CERTAIN DEFINITIONS

     In this annual report, all references to the "ICICI group", "the group", "we", "our" and "us" are to ICICI Limited and its consolidated subsidiaries. They also include, as the context requires, references to activities that are carried out by specific group entities. References to specific data applicable to particular group companies are made by reference to the name of that particular company. References to "ICICI" are to ICICI Limited on an unconsolidated basis.

                          FORWARD-LOOKING STATEMENTS

     We have included statements in this annual report which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions, that are "forward-looking statements". Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, investment income, cash flow projections and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occur in the future. As a result, actual future gains, losses or impact on net interest income could materially differ from those that have been estimated.

     In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to: general economic and political conditions in India, south east Asia, and the other countries which have an impact on our business activities or investments, the monetary and interest rate policies of India, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India, and regional or general changes in asset valuations. For further discussion on the factors that could cause actual results to differ, see the discussion under "Risk Factors" contained in this annual report.

                                EXCHANGE RATES

     Fluctuations in the exchange rate between the Indian rupee and the US dollar will affect the US dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of the ADSs in the United States. These fluctuations will also affect the conversion into US dollars by the depositary of any cash dividends paid in Indian rupees on the equity shares represented by ADSs.

     On an average annual basis, the rupee has consistently declined against the dollar since 1980. In early July 1991, the government of India adjusted the rupee downward by an aggregate of approximately 20.0% against the dollar as part of an economic package designed to overcome an external payments crisis.

     The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate:

Fiscal Year                             Period End(1)        Average(1)(2)
--------------------------------------------------------------------------
1996 .........................             34.35              33.47
1997 .........................             35.88              35.70
1998 .........................             39.53              37.37
1999 .........................             42.50              42.27
2000 .........................             43.65              43.46
2001 (through September 15) ..             45.85              44.80


Month                                       High               Low
-------------------------------------------------------------------
March 2000 ...................             43.65              43.58
April 2000 ...................             43.75              43.63
May 2000 .....................             44.65              43.67
June 2000 ....................             44.85              44.65
July 2000 ....................             45.15              44.69
August 2000 ..................             46.05              45.15
_____________
(1) The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our consolidated financial statements.

(2) Represents the average of the noon buying rate on the last business day of each month during the period.

     Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated above, or at all. Except in certain sections which are based on publicly available data, all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 31, 2000. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2000 was Rs. 43.65 per US$ 1.00. The noon buying rate on September 15, 2000 was Rs. 45.85 per US$ 1.00. The exchange rates used for convenience translations differ from the actual rates used in the preparation of our consolidated financial statements.

                                 RISK FACTORS

     You should carefully consider the following risk factors as well as the other information contained in this annual report in evaluating us and our business.

Risks Relating to India

     A slowdown in economic growth in India could cause our business to suffer.

     Our performance and the quality and growth of our assets are necessarily dependent on the health of the Indian economy. The Indian economy has shown sustained growth over the past five years with real GDP increasing from Rs. 7,813.5 billion (US$ 179.0 billion) in fiscal 1994 to Rs. 11,513.6 billion (US$ 263.8 billion) in fiscal 2000. However, there was a slowdown in industrial growth in fiscal 1997 and 1999. Industrial production in India suffered during these years as a result of the global downturn in commodity prices, particularly in the man-made fibers, iron and steel and textile sectors. This slowdown in the industrial growth also had an adverse impact on manufacturing industries. Although, industrial growth recovered in fiscal 2000, any future slowdown in the Indian economy or future volatility of global commodity prices, in particular oil and steel prices, could adversely affect our borrowers and contractual counterparties. This in turn could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets, and our ability to implement our strategy.

     A significant change in the Indian government's economic liberalization and deregulation policies could disrupt our business and cause the price of our equity shares and our ADSs to go down.

     We are an Indian group and almost all of our assets and customers are located in India. The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. Its economic policies have had and could continue to have a significant effect on private-sector entities, including us, and on market conditions and prices of Indian securities, including our equity shares and our ADSs.

     Since 1996, the government of India has changed four times. The most recent parliamentary elections were completed in October 1999. A coalition government led by the Bhartiya Janata Party was formed with A.B. Vajpayee as the prime minister of India. Although the Vajpayee government has continued India's current economic liberalization and deregulation policies, a significant change in the government's policies could adversely affect business and economic conditions in India in general as well as our business, our future financial performance and the price of our equity shares and our ADSs.

     Financial instability in other countries, particularly emerging market countries in Asia, could disrupt our business and cause the price of our equity shares and our ADSs to go down.

     The Indian market and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has affected the Indian economy even though India was relatively unaffected by the financial and liquidity crisis experienced elsewhere. Although economic conditions are different in each country, investors' reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and indirectly, in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy. Financial disruptions may happen again and could have an adverse effect on our business, our future financial performance or the price of our equity shares and our ADSs.

     Deteriorating trade deficits and economic sanctions could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     India's trade relationships with other countries can also influence Indian economic conditions. In fiscal 2000, India experienced a trade deficit of Rs.
741.2 billion (US$ 17.0 billion). If trade deficits increase or are no longer manageable, the Indian economy, and therefore our business and the price of our equity shares and our ADSs, could be adversely affected.

     In May 1998, the United States imposed economic sanctions against India in response to India's continued testing of nuclear devices. These sanctions have now partly been lifted. We cannot be sure, however, that these sanctions would not be reactivated or that additional economic sanctions of this nature will not be imposed by the United States or any other country, or that such sanctions will not have a material adverse effect on our business, our future financial performance or the price of our equity shares and our ADSs.

     A significant change in the composition of the Indian economy may affect our business.

     The Indian economy is in a state of transition. The share of the services sector of total GDP is rising while that of the industrial and agricultural sector is declining. It is difficult to gauge the impact of such fundamental economic changes on our business. We cannot be certain that these changes will not have a material adverse effect on our business.

     If regional hostilities increase, our business could suffer and the price of our equity shares and our ADSs could go down.

     India has from time to time experienced social and civil unrest and hostilities with neighboring countries. During May-July 1999, there were armed conflicts over parts of Kashmir involving the Indian army and infiltrators from Pakistan into Indian territory. India and Pakistan were in a heightened state of hostilities with significant loss of life and troop conflicts. The hostilities have since substantially abated. The hostilities between India and Pakistan are particularly threatening because both India and Pakistan are nuclear powers. Additionally, Pakistan experienced a military coup in October 1999 and has been under military rule since that time, resulting in further tensions between India and Pakistan. Although these recent hostilities and the change of government in Pakistan did not have an adverse impact on our business, we cannot be certain that hostilities will not happen in the future. If this was to occur, it is possible that such hostilities could lead to political or economic instability in India and a possible adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.


Risks Relating to Our Business

     Because the regulations for the classification and treatment of non-performing loans in India are not as stringent as regulations in the US and other developed economies, we are likely to classify and reserve against non-performing loans significantly later than our counterparts in more developed countries and we may not set aside comparable amounts of allowance for credit losses.

     The Indian financial system is primarily regulated by the Reserve Bank of India. Rules and regulations relating to banks and financial institutions in India are less restrictive than in the United States and other developed countries.

     The most significant area is the treatment of non-performing loans in India. We treat loans as non-performing and place them on a non-accrual basis (that is, we no longer recognize payments of interest unless and until payments are actually received) when we determine that interest or principal is past due beyond specified periods or that the payment of interest or principal is doubtful. Under Indian practice, loans are classified as non-performing by financial institutions when interest is past due for 180 days (typically two interest payments) or principal is past due for 365 days (typically four principal repayments). Payments on most loans are on a quarterly basis. "Past due" means any amount that is outstanding for one month beyond the due date. This time period is much longer than in the United States and other developed countries where loans are generally placed on a non-accrual basis when any payment, including any periodic principal payment, is not paid for a 90-day period. In addition, under US GAAP, we provide for loan losses based on our internal subjective assessment of the possibility of recovery of such loans based principally on the realizable value of collateral and not, as is the case in many other economies, based on a specific formula, numerical guideline, grading or classification scheme. As a result, we are likely to classify and reserve against non-performing loans significantly later than they would be in more developed countries. As a result, we may not set aside comparable amounts of allowance for credit losses as would financial institutions in the United States or other developed countries.

     A large proportion of our loans is project finance assistance which is particularly vulnerable to completion risk.

     Long-term project finance assistance is a significant proportion of our asset portfolio, and we expect that it will continue to be a significant proportion of our asset portfolio. The viability of these projects depends upon a number of factors, including project completion risk, market demand, government policies and the overall economic environment in India and international markets. We cannot be sure that these projects will perform as anticipated. Over the last several years, we have experienced a high level of non-performing loans in our project finance loan portfolio to manufacturing companies as a result of the downturn in certain global commodity markets and increased competition in India. In addition, while there are no non-performing loans in the infrastructure project finance portfolio, a significant portion of these projects are still under implementation and present risks such as delays in the commencement of operations and therefore delays in the project's ability to generate revenues. Our infrastructure project finance loans are largely recent loans and, as a result, asset quality problems may not appear until the future. If any of these loans were to become non-performing, the quality of our loan portfolio could be adversely affected.

     We have high concentrations of loans to certain customers and to certain sectors and if any of these loans were to become non-performing, the quality of our loan portfolio could be adversely affected.

     At year-end fiscal 2000, our 20 largest loans, based on outstanding balances, totaled approximately Rs. 146.5 billion (US$ 3.4 billion), which represented approximately 24.6% of our total loans. Our largest single loan exposure, based on outstanding balances, at that date was approximately Rs.
17.5 billion (US$ 402 million), which represented approximately 2.9% of our total loans. The largest group of companies under the same management control accounted for approximately 5.4% of our total loans. At year-end fiscal 2000, none of our 20 largest loans based on outstanding balances was classified as non-performing. However, if any of these loans were to become non-performing, the quality of our loan portfolio could be adversely affected.

     At year-end fiscal 2000, we had extended loans to nearly every industrial sector in India. At that date, approximately 59.1% of our gross non-performing loan portfolio was concentrated in eight sectors: textiles (11.9%), man-made fibers (10.9%), iron and steel (9.3%), basic chemicals (6.4%), plastics (5.6%), paper and paper products (5.0%), metal products (5.0%) and electronics (5.0%). Our total loan portfolio also has a significant concentration of loans in each of these eight sectors. These sectors have been adversely affected by economic conditions from fiscal 1997 to fiscal 1999 in varying degrees. Although our loan portfolio contains loans to a wide variety of businesses, financial difficulties in these sectors could increase our level of non-performing loans and adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

     If we are not able to control or reduce the level of non-performing loans in our portfolio, our business will suffer.

     Our gross non-performing loans represented 11.59% of our gross loan portfolio at year-end fiscal 2000. Our net non-performing loans represented 6.23% of our net loans at year-end fiscal 2000. Although we believe that our allowance for loan losses is adequate to cover all known losses in our portfolio of assets, the level of our non-performing loans is higher than the average percentage of non-performing loans in the portfolios of banks in more developed countries. In addition, in absolute terms, our gross non-performing loans grew by 18.2% in fiscal 2000, by 29.6% in fiscal 1999 and by 56.8% in fiscal 1998. The growth in non-performing loans can be attributed to several factors, including a sharp decline in commodity prices until the end of fiscal 1999, which reduced profitability for certain of our borrowers, a slowdown in industrial growth from 1997 to 1999, the restructuring of certain Indian companies in sectors such as iron and steel and man-made fibers, and increased competition arising from economic liberalization in India. Further, our growth-oriented strategy has involved a significant increase in our loan portfolio. We cannot assure you that there will be no additional non-performing loans on account of these new loans.

     A number of factors will affect our ability to control and reduce non-performing loans. Some of these, including developments in the Indian economy, movements in global commodity markets, global competition, interest rates and exchange rates, are not within our control. Although we are increasing our efforts to improve collections and to foreclose on existing non-performing loans, we cannot assure you that we will be successful in our efforts or that the overall quality of our loan portfolio will not deteriorate in the future. If we are not able to control and reduce our non-performing loans, our plans for growth, our net income and our stockholders' equity could be adversely affected.

     If we are not able to improve our allowance for credit losses as a percentage of non-performing loans, the price of our equity shares and our ADSs could go down.

     Our allowance for credit losses represented 49.31% of our gross non-performing loans at year-end fiscal 2000. Although we believe that our allowance for credit losses is adequate to cover all known losses in our asset portfolio, we cannot assure you that there will be no further deterioration in the allowance for credit losses as a percentage of gross non-performing loans or otherwise. In the event of any further deterioration in our non-performing loan portfolio, there may be an adverse impact on our net income.

     We may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

     Substantially all of ICICI's loans are secured by real property, including property, plant and equipment. Although it is our practice to lend between 60.0% and 80.0% of the appraised value of this type of collateral security, an economic downturn could result in a fall in relevant collateral values. In India, foreclosure on collateral generally requires a written petition to an Indian court. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years. In the event a borrower makes a reference to a specialized quasi-judicial authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is stayed. We cannot guarantee that we will be able to realize the full value on our collateral, as a result of, among other factors, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral and fraudulent transfers by borrowers. A failure to recover the expected value of collateral security could expose us to a potential loss. Any unexpected losses could reduce our stockholders' equity and adversely affect our business.

     We face greater credit risks than banks in developed countries.

     Our principal business is providing financing to our clients, virtually all of whom are based in India. In the past, we have focused our activities on large-scale project finance projects. Increasingly, we are focusing on large corporate customers, many of whom have strong credit ratings, as well as on select middle market companies and individuals. Our loans to middle market companies can be expected to be more severely affected by adverse developments in the Indian economy than loans to large corporations. In all of these cases, we are subject to the credit risk that our borrowers may not pay us in a timely fashion or at all. The credit risk of all our borrowers is higher than in more developed countries due to the higher uncertainty in our regulatory, political and economic environment. Higher credit risk may expose us to a potential loss which would adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

     Our business is particularly vulnerable to volatility in interest rates caused by deregulation of the financial sector in India.

     Over the last few years, the Indian government has deregulated the financial sector, which has increased competition. Before 1991, our operations and profitability substantially reflected our lending at interest rates set by the Indian government and were funded to a large extent by relatively low-cost government guaranteed rupee funds. From August 1991, ICICI was permitted flexibility in setting interest rates on virtually all of the loans it extends. Since 1992, ICICI was also required to raise all its new domestic funds at market rates. These developments have resulted in greater volatility of interest rates and margins for substantially all financial institutions in India, including ICICI. Based on our lending book's asset-liability position at year-end fiscal 2000, our net interest income would decrease with a decline in interest rates. We expect that this decline would be offset, in part, by the positive impact on our trading book. The volatility in interest rates could adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

     If we cannot access low-cost funds, our business could suffer.

     ICICI traditionally relied on wholesale funding from institutional sources such as banks, financial institutions and other investment institutions. By comparison, many of our competitors are banks that have a greater proportion of low-cost demand deposits and transaction accounts. As a result, the sources of our funds tend to be higher in cost, more easily affected by external factors such as credit ratings, and subject to greater volatility compared to savings and demand deposits in India. Although we have made some attempts to diversify our funding sources towards the retail market with the creation of ICICI Bank in 1994, total deposits were only approximately 13.7% of our total liabilities at year-end fiscal 2000. We cannot guarantee that we will be able to increase or maintain our current levels of funding at competitive rates and failure to do so could adversely affect our business.

     If we are not able to succeed in our new business areas, we may not be able to meet our projected earnings and growth targets.

     Throughout ICICI's existence, ICICI has primarily been in the business of providing project financing. In recent periods, we have developed our corporate finance and working capital finance businesses. These businesses are sufficiently different from our historical project finance business and require new skills in order to succeed. We have also sought to develop our retail banking business with the creation of ICICI Bank in 1994 and the creation of our personal financial services group in fiscal 1999. We also recognize that retail banking is a substantially different business than corporate banking and requires very different personnel, skills and infrastructure. Growing our corporate finance, working capital finance and retail businesses is a critical component of our future growth strategy and our projections of earnings.

     We cannot assure you that we have accurately estimated the relevant demand for our new banking products. In particular, we are a new entrant in the retail banking market and existing competition may impede our ability to penetrate this sector. Retail banking could expose us to the risk of financial irregularities by various intermediaries and investors. We cannot assure you that we will be able to master and deliver the skills and management information systems necessary to successfully manage these new businesses. We are also looking at business opportunities in certain sectors of the economy with which we have not traditionally been involved, including the agri-business sector and the information technology sector. In addition, we have launched several Internet-based products for our retail and corporate customers including online bill payments, online account opening and online brokering services. We have also recently entered the Indian credit card market and started offering mobile phone banking services. We also intend to enter the insurance business. We cannot be certain that these sectors will perform as anticipated. Our inability to grow in new business areas may adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

     The success of our electronic-commerce and Internet ventures will depend, in part, on the development of the new and evolving market for the Internet in India.

     We have offered Internet banking services to our customers since October 1997 through ICICI Bank. At year-end fiscal 2000, ICICI Bank had approximately 110,000 customers for its Infinity Internet banking service which has increased to 209,000 customers at August 31, 2000. The demand for and market acceptance of Internet banking are subject to a high level of uncertainty and are substantially dependent upon the adoption of the Internet for general commerce and financial services transactions in India.

     Many of our existing customers and potential customers have only a very limited experience with the Internet as a communication medium. In order to realize significant revenue from our Internet-related products and services, we will have to persuade our customers to conduct banking and financial services transactions through the Internet. In addition, the cost to Indian customers of obtaining the hardware, software and communication links necessary to connect to the Internet is too high to enable many people in India to afford to use these services at this time. Although relevant legislation has been proposed by the government of India, critical issues concerning the commercial use of the Internet, such as security, legal recognition of electronic records, validity of contracts entered into online and the validity of digital signatures, remain unresolved and may inhibit growth. If Internet banking does not continue to grow or grows slower than expected, we will not be able to meet our projected earnings and growth related to our Internet banking business.

     The success of our Internet-related strategy will depend, in part, on the development of adequate infrastructure for the Internet in India.

     The Internet may not be accepted as a viable commercial marketplace in India for a number of reasons, including inadequate development of the necessary network infrastructure. There can be no assurance that the Internet infrastructure will be able to support the demands of its anticipated growth. Inadequate infrastructure could result in slower response times and adversely affect usage of the Internet generally. If the infrastructure for the Internet does not effectively support growth that may occur, we will not be able to execute our growth strategy for our Internet-related businesses.

     Our business is very competitive and our growth strategy depends on our ability to compete effectively.

     Interest rate deregulation and other liberalization measures affecting the financial sector have increased our exposure to competition. The liberalization process has led to increased access for our customers to alternative sources of funds, such as domestic and foreign commercial banks and the domestic and international capital markets. Our corporate banking business will continue to face competition from Indian and foreign commercial banks. We will also face competition from Indian and foreign commercial banks and non-banking finance companies in the development of our retail banking business. In addition, as we increasingly raise our funds from market sources, we will face increasing competition for such funds. The Indian financial sector may experience further consolidation, resulting in fewer financial institutions, some of which may have greater resources than us. Our future success will depend upon our ability to compete effectively. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business.

     If we are not able to manage our rapid growth, our business could be disrupted and the price of our equity shares and our ADSs could go down.

     Our asset growth rate has been significantly higher than the Indian GDP growth rate over the last five fiscal years. Our assets grew 28.8% in fiscal 1998, 33.4% in fiscal 1999 and 19.5% in fiscal 2000 compared to real GDP growth of 5.0% in fiscal 1998, 6.8% in fiscal 1999 and 6.4% in fiscal 2000. We expect to continue to operate under a strong growth-focused strategy. Our growth is expected to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, credit, financial and other internal risk controls. Our inability to manage our growth effectively could have a material adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

     If we are not able to integrate our recent acquisitions or any future acquisitions, our business could be disrupted and the price of our equity shares and our ADSs could go down.

     In the last three years, we acquired two non-bank finance companies, ITC Classic Finance Limited and Anagram Finance Limited. We have no understanding, commitment or agreement with respect to any material future acquisition or investment, though we may seek opportunities for growth through future acquisitions. Any future acquisitions may involve a number of risks, including deterioration of asset quality, diversion of our management's attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, some or all of which could have an adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

     Material changes in the regulations which govern us could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     Financial institutions and banks in India operate in a highly regulated environment. The Reserve Bank of India extensively supervises and regulates financial institutions and banks. In addition, these institutions are subject generally to changes in Indian law, as well as to changes in regulation and governmental policies, income tax laws and accounting principles. We cannot assure you that laws and regulations governing the financial institutions and banking sector will not change in the future or that any changes will not adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

     Significant security breaches could adversely impact our business.

     We seek to protect our computer systems and network infrastructure from physical break-ins as well as security breaches and other disruptive problems caused by our increased use of the Internet. Computer break-ins and power disruptions could affect the security of information stored in and transmitted through these computer systems and network infrastructure. We employ security systems, including firewalls and password encryption, designed to minimize the risk of security breaches. Though we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business and our future financial performance.

Risks Relating to the ADSs and Equity Shares

     You will not be able to vote your ADSs.

     ADS holders have no voting rights unlike holders of the equity shares who have voting rights. The depositary will exercise its right to vote on the equity shares represented by the ADSs as directed by ICICI's board of directors. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see "Restriction on Foreign Ownership of Indian Securities".

     US investors will be subject to special tax and interest charges if ICICI is considered to be a passive foreign investment company.

     It is likely that ICICI will be a "passive foreign investment company" for US federal income tax purposes. See "Taxation--United States Tax--Passive Foreign Investment Company Rules". Assuming that ICICI is a passive foreign investment company and you are a US investor in our ADSs, you will be subject to special federal income tax rules that may have negative tax consequences and will require annual reporting. See "Taxation--United States Tax".

     Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

     India's restrictions on foreign ownership of Indian companies limit the number of shares that may be owned by foreign investors and generally require government approval for foreign ownership. Investors who withdraw equity shares from the depositary facility will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. It is possible that this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see "Restriction on Foreign Ownership of Indian Securities".

     Your ability to sell in India any equity shares withdrawn from the depositary facility may be subject to delays if specific government approval is required.

     ADS holders seeking to sell in India any equity shares withdrawn upon surrender of an ADS will require Reserve Bank of India approval for each such transaction unless the sale of such equity shares is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. We cannot guarantee that any approval will be obtained in a timely manner or at all. Because of possible delays in obtaining requisite approvals, investors in equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

     You are unable to withdraw and redeposit shares in the depositary facility.

     Because of certain Indian legal restrictions, the supply of ADSs may be limited. The only way to add to the supply of ADSs will be through a primary issuance because the depositary will not be permitted to accept deposits of outstanding equity shares and issue ADSs representing such shares. Therefore, an ADS holder who surrenders an ADS and withdraws equity shares will not be permitted to redeposit his equity shares in the depositary facility. In addition, an investor who has purchased equity shares on the Indian market will not be able to deposit them in the ADS program. The inability of investors to withdraw from and re-enter the depositary facility increases the risk that the market price of the ADSs will be below that of the equity shares.

     Certain shareholders own a large percentage of ICICI's equity shares. Their actions could adversely affect the price of the ADSs.

     ICICI's principal shareholders are the Life Insurance Corporation of India and the General Insurance Corporation of India and its subsidiaries, each of which is controlled by the Indian government. ICICI's board of directors has one nominee from the government of India and another government director who is invited to be a member of the board rather than nominated. ICICI also has a director representing the General Insurance Corporation of India and another director representing the Life Insurance Corporation of India. At year-end fiscal 2000, government-controlled entities owned approximately 32.4% of ICICI's outstanding equity shares. As a result of such share ownership, the Indian government will continue to have the ability to exercise influence over most matters requiring approval of ICICI's shareholders, including the election and removal of directors and significant corporate actions.

     Conditions in the Indian securities market may affect the price or liquidity of the equity shares and the ADSs.

     The Indian securities markets are smaller and more volatile than securities markets in developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities.

     Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. The Stock Exchange, Mumbai, formerly known as the Bombay Stock Exchange or the BSE, was closed for three days in March 1995 following a default by a broker. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could happen in the future and, if they did, they could affect the market price and liquidity of our equity shares and our ADSs.

     Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

     The equity shares represented by the ADSs are listed on the Bangalore, Calcutta, Delhi, Madras, Mangalore and Vadodara Stock Exchanges, the BSE and the National Stock Exchange of India. Settlement on those stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner.

     As a result of Indian government regulation of foreign ownership, the price of our ADSs could go down.

     Foreign ownership of Indian securities is heavily regulated and is generally restricted. ADSs issued by companies in certain emerging markets, including India, may trade at a discount or premium to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares.

     Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market price of our ADSs.

     Up to 5.0% of ICICI's issued equity shares may be issued in accordance with ICICI's employee stock option scheme to eligible employees of ICICI and its subsidiaries. These issuances, and any future issuance of equity shares, will dilute the positions of investors in the ADSs and could adversely affect the market price of our ADSs.

     You may be unable to exercise preemptive rights available to other shareholders.

     A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company's shareholders present and voting at a shareholders' general meeting. US investors in ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling US investors in ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit that we would file a registration statement under these circumstances. If ICICI issues any such securities in the future, such securities may be issued to the depositary, which may sell such securities in the securities markets in India for the benefit of the investors in the ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in ADSs are unable to exercise preemptive rights, their proportional interests in ICICI would be reduced.

     Because the equity shares underlying the ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

     Investors that purchase ADSs are required to pay for the ADSs in US dollars. Investors are subject to currency fluctuation risk and convertibility risks since the equity shares are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees, and then converted into US dollars for distribution to ADS investors. Investors that seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and export the foreign currency will need to obtain the approval of the Reserve Bank of India for each such transaction. In addition, investors that seek to sell equity shares withdrawn from the depositary facility will have to obtain approval from the Reserve Bank of India, unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. Holders of rupees in India may also generally not purchase foreign currency without general or special approval from the Reserve Bank of India. However, dividends received by the depositary in rupees and, subject to approval by the Reserve Bank of India, rupee proceeds arising from the sale on an Indian stock exchange of equity shares which have been withdrawn from the depositary facility, may be converted into US dollars at the market rate.

     On an average annual basis, the rupee has declined against the US dollar since 1980. As measured by the Reserve Bank of India's reference rate, the rupee lost approximately 28.4% of its value against the US dollar in the last four years, depreciating from Rs. 35.68 per US$ 1.00 on August 30, 1996 to Rs.
45.80 per US$ 1.00 on August 31, 2000. In addition, in the past, the Indian economy has experienced severe foreign exchange shortages. In 1991, the government of India obtained substantial foreign financial assistance, including a US$ 2.3 billion standby arrangement with the International Monetary Fund, in order to avert difficulties in servicing India's external debt. The government of India repaid US$ 1.1 billion of this amount in April 1994. India's foreign exchange reserves have since increased to US$ 35.6 billion at September 1, 2000.

     You may be subject to Indian taxes arising out of capital gains.

     Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the BSE or the National Stock Exchange on the date the depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the depositary to the custodian. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in the ADSs.

     There may be less company information available in Indian securities markets than securities markets in developed countries.

     There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India is responsible for improving disclosure and other regulatory standards for the Indian securities markets. The Securities and Exchange Board of India has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

                                   BUSINESS

Overview

     We are a diversified financial services group organized under the laws of India. We offer a wide range of products and services to corporate and retail customers in India through a number of business operations, subsidiaries and affiliates. At year-end fiscal 2000, we had assets of Rs. 780.7 billion (US$
17.9 billion) and stockholders' equity of Rs. 70.9 billion (US$ 1.6 billion). Our net income for fiscal 2000 was Rs. 9.3 billion (US$ 214 million).

     Most of our activities are carried out through ICICI, which accounted for 82.2% of our consolidated assets at year-end fiscal 2000 and 76.3% of our net income for fiscal 2000. ICICI is one of the largest of all Indian financial institutions, banks and finance companies in terms of assets. ICICI has:

     o a track record of continuous profitability and dividend payments since fiscal 1956;

     o close relationships with a client base of over 1,000 Indian corporations, including most of the 150 largest corporations in India, and a growing retail base of about 3.7 million bondholders;

     o long-standing relationships with the government of India and a number of multilateral and bilateral development agencies;

     o an independent board consisting of the senior management personnel of leading Indian and international commercial enterprises and highly qualified professionals; and

     o a strong management team with a demonstrated track record of managing growth and capitalizing on new business opportunities over the last few years.

     We provide a wide range of products and services aimed at fulfilling the banking and financial needs of India's corporate and retail sectors. Our business today consists primarily of corporate banking activities, including project finance, corporate finance and working capital finance. In the last five years, we have been offering retail banking services, including taking retail deposits and offering retail bonds. We started offering retail credit products in fiscal 1999 and now offer retail credit products such as home and automobile loans and other consumer finance products and services. We also engage in a number of advisory, investment and other financial activities.

     We have consistently used technology to differentiate our products and services from those of our competitors. For example, our commercial banking subsidiary, ICICI Bank was the first bank in India to offer Internet banking. Other technology-driven products include electronic commerce-based business-to-business and business-to-consumer banking solutions, web brokering, cash management services and mobile phone banking services. To support these technology initiatives, we have set up online real time transaction processing systems. We remain focused on changes in customer needs and technological advances and seek to remain at the forefront of electronic banking in India.

     Our legal name is ICICI Limited but we are known commercially as ICICI. We were incorporated in 1955 under the laws of India as a limited liability corporation. Our principal corporate office is located at ICICI Towers, Bandra-Kurla Complex, Mumbai - 400051, Maharashtra, India and our telephone number is +91 22 6531414.

History

     ICICI was formed in 1955 at the initiative of the World Bank, the government of India and representatives of Indian industry. The principal objective was to create a development financial institution for providing medium-term and long-term project financing to Indian businesses. Until the late 1980s, ICICI primarily focused its activities on project finance, providing long-term funds to a variety of industrial projects. ICICI typically obtained funds for these activities through a variety of government-sponsored and government-assisted programs designed to facilitate industrial development in India.

     With the liberalization of the financial sector in India in the 1990s, we transformed our business from a development financial institution offering only project finance to a diversified financial services group offering a wide variety of products and services. As India's economy became more market-oriented and integrated with the world economy, we capitalized on the new opportunities to provide a wider range of financial products and services to a broader spectrum of clients. We set up independent operations through the incorporation of subsidiaries and affiliates in the areas of venture capital funding (1988), asset management (1993), investment banking (1993), commercial banking (1994) and Internet stock trading (1999). Simultaneously, we began diversifying our funding plans away from complete reliance on government-assisted programs to more market-oriented sources.

     In 1996, ICICI merged into it SCICI Limited, a diversified project finance and shipping finance lender, of which ICICI owned 19.9% (including the conversion of partly-convertible notes of SCICI into equity shares on December 15, 1996), to eliminate overlapping business activities and to create operational efficiencies. In 1997, ICICI acquired ITC Classic Finance Limited, a non-bank finance company focused on retail deposit taking and corporate finance with Rs. 14.0 billion (US$ 321 million) in assets, to create a deposit distribution network, primarily in the eastern part of India. In 1998, ICICI acquired Anagram Finance Limited, a non-bank finance company primarily in the automobile financing sector, which had an asset base of Rs. 9.6 billion (US$ 220 million). This was done to support our entry into the retail asset financing market.

     In May 1994, when ICICI obtained its commercial banking license to establish ICICI Bank, the Reserve Bank of India imposed a condition that ICICI reduce its ownership interest in ICICI Bank in stages, first to not more than 75.0% and ultimately to no more than 40.0%. In fiscal 1998, ICICI reduced its ownership interest to just below 75.0% as required through a public offering in India. In March 2000, ICICI Bank completed an equity offering in the form of ADSs listed on the New York Stock Exchange in the amount of US$ 175 million. After this offering, ICICI's ownership interest in ICICI Bank was approximately 62.2%. A discussion paper issued by the Reserve Bank of India in January 1999 states that if a long-term lending institution chooses to provide commercial banking services directly, permission to create a 100.0% owned banking subsidiary would be considered. ICICI is presently in discussion with the Reserve Bank of India to determine whether and to what extent it may still be required to sell or reduce its interest in ICICI Bank. ICICI Bank is legally prevented from making loans to ICICI and is required to maintain an arms-length relationship with ICICI. In the monetary and credit policy in April 2000, the Reserve Bank of India announced that it would consider proposals from financial institutions, like ICICI, who wish to convert themselves into banks on a case-by-case basis.

     We operate principally through ICICI and 25 subsidiaries and two affiliates including our commercial banking subsidiary, ICICI Bank, and our investment banking subsidiary, ICICI Securities and Finance Company Limited. Together with our subsidiaries, we operate as a "universal" bank offering a wide range of products and services to corporate and retail customers in India.

     Under the Indian Companies Act, ICICI is designated as a public financial institution. This status allows us certain funding advantages, such as greater incentives for commercial banks and non-government provident, superannuation and gratuity funds to invest in certain securities issued by public financial institutions. See "Supervision and Regulation--Public Financial Institution Status".

Shareholding Structure and Relationship with the Government of India

     We have always operated as an autonomous and independent commercial enterprise, making decisions and pursuing strategies that are designed to maximize shareholder value, and the Indian government has never directly held any shares in ICICI. However, reflecting the dominant role of the Indian government in the Indian economy and ICICI's status as a public financial institution, ICICI's principal shareholders are government-controlled. They include the Life Insurance Corporation of India, the General Insurance Corporation of India and its subsidiaries and the Unit Trust of India. There is no shareholders agreement or voting trust relating to the ownership of the shares owned by the government-controlled shareholders.

     The following table sets forth, at year-end fiscal 2000, certain information regarding the ownership of ICICI's equity shares.

                                                                      ----------------------------------------
                                                                      Percentage of total
                                                                        equity shares        Number of equity
                                                                         outstanding           shares held
                                                                      ----------------------------------------
Government-controlled shareholders:
      Life Insurance Corporation of India .................................  11.1%              87,405,811
      General Insurance Corporation of India and its subsidiaries .........  11.2               87,762,618
      Unit Trust of India. ................................................   6.9               53,852,596
      Other government-controlled institutions ............................   3.2               25,513,796
                                                                            ------------------------------
Total government-controlled shareholders. .................................  32.4              254,534,821
                                                                            ------------------------------

Other Indian investors:
      Individual domestic investors (1). ..................................  10.7               84,218,829
   Bajaj Auto Limited .....................................................   5.5               42,881,678
      Indian corporates and others (excluding Bajaj Auto Limited) .........   3.1               24,574,799
                                                                            ------------------------------
Total other Indian investors. .............................................  19.3              151,675,306
                                                                            ------------------------------
       Total Indian investors. ............................................  51.7              406,210,127
                                                                            ------------------------------

Foreign investors:
      Deutsche Bank, as depositary(2). ....................................  32.7              256,414,285
    Foreign institutional investors, foreign banks, overseas corporate
      bodies and non-resident Indians. ....................................  15.6              122,687,136
                                                                            ------------------------------
Total foreign investors. ..................................................  48.3              379,101,421
                                                                            ------------------------------
                                                                            100.0%             785,311,548
                                                                            ==============================

_____________

(1) Executive officers and directors as a group held less than 0.1% of the equity shares as of this date.

(2)  Deutsche Bank holds the shares as depositary on behalf of investors of all
     51.28 million ADSs outstanding which are listed on the New York Stock Exchange. In September 1999, 32.14 million ADSs were offered in a SEC-registered public offering and 19.14 million ADSs were issued following the exchange offer of ICICI's GDRs for its SEC-registered ADSs on a one-for-one basis.

     The composition of ICICI's board of directors reflects the principal shareholdings held by the government-controlled institutions, the terms of the Indian government's credit and guarantee facilities and the wide public ownership in India. Under the terms of the loan and guarantee facilities provided to ICICI, the government of India is entitled to appoint and has appointed one representative to ICICI's board. In addition to the government-nominated director, ICICI has traditionally invited a representative of the Ministry of Industry to be one of its directors. The government-controlled insurance companies that are ICICI's largest shareholders, General Insurance Corporation of India and its subsidiaries and Life Insurance Corporation of India, also each have a representative on ICICI's board. Of the remaining 11 directors, the Chairman is the former executive chairman of ICICI, three are executive directors, six are from a broad range of industrial companies and one is a professor. See "Management--Directors and Executive Officers".

     ICICI raised US$ 315 million through an offering of 32.14 million ADSs in September 1999. ICICI, like some other Indian companies, must obtain the Ministry of Finance's approval to raise equity in the international markets. It was a condition of the Ministry of Finance's approval for the ADS offering in September 1999 that the total foreign equity shareholding in ICICI, by all possible routes, may not exceed 49.0%, that control must rest with Indian shareholders, that investors in the ADSs may not be granted voting rights and that all of the ADSs will be voted by the depositary in accordance with the direction of the board of directors. In accordance with the conditions stipulated by the Ministry of Finance in its approval of ICICI's offering of ADSs, the depositary has the right to vote on the equity shares represented by the ADSs as directed by ICICI's board of directors so as to keep management control of ICICI in the hands of Indian shareholders. ICICI does not have any agreement with its government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter.

     To prevent dilution of the ownership of the principal government-controlled shareholders and in light of the government's desire that control must rest with Indian shareholders, ICICI offered 68.5 million equity shares to its principal government-controlled shareholders, the Life Insurance Corporation of India, General Insurance Corporation of India and its subsidiaries and Unit Trust of India, in a private placement on September 9, 1999 and also offered 41.5 million equity shares in a public offering in India from September 9-14, 1999. Both of these offerings were carried out at a price of Rs. 73.00 per equity share, approximately the market price on August 19, 1999, the date the board of directors approved the private placement and the domestic public offering.

     The holding of foreign investors in ICICI increased to 48.3% at year-end fiscal 2000 from 36.3% at year-end fiscal 1997 primarily due to the offering of ADSs in September 1999. The holding of government-controlled shareholders declined to 32.4% at year-end fiscal 2000 from 37.2% at year-end fiscal 1997. The holding of other Indian investors declined to 19.3% at year-end fiscal 2000 from 26.1% at year-end fiscal 1997.

Our Strategy

     The liberalization and rapid growth of the Indian economy has provided us with significant opportunities to provide superior financial products and services to Indian companies and the retail sector. Our objective is to enhance our position as India's premier provider of financial services.


     The key elements of our business strategy are to:

     o    focus on quality growth opportunities by:

          -    maintaining and enhancing our strengths in corporate banking; and

          -    building a strong retail franchise;

     o emphasize conservative risk management practices and enhance asset quality;

     o    use technology for competitive advantages; and

     o    attract and retain talented professionals.

     Focus on Quality Growth Opportunities by:

       Maintaining and Enhancing our Strengths in Corporate Banking

     We have a track record of more than 40 years of providing financial products and services to Indian companies. We enjoy a strong market position in a number of profitable business segments, and will continue to seek to gain market share in growth areas such as the infrastructure and the oil, gas and petrochemicals sectors. We have also built up a significant presence in the market for shorter-term lending including working capital finance, to be able to offer a more complete range of credit products across varying maturities. Our focus has been on structured finance including securitization and customized financing structures based on capturing the cash flows generated from the borrower's business. We believe this strategy will help us create a diverse asset base, achieve stable revenues and lower the risk to shareholder returns. We continue to develop our expertise in providing value-added advisory services, such as project structuring, loan and equity syndication, and merger and acquisition services. Our goal is to provide a comprehensive and integrated service to corporate treasurers through our relationship managers. We aim to increase the cross-selling of our products and services and maximize the value of our corporate relationships.

       Building a Strong Retail Franchise

     India has a large and growing retail customer base estimated at 34 million middle and upper income households, of which we have identified about six million households as our target segment based on a certain level of monthly income and residence in selected urban areas. We believe our established brand name, strong corporate relationships and retail investor base, together with the absence of strong mass market players in retail assets, provide us with a unique opportunity to build a profitable retail franchise. During fiscal 2000, our personal financial services group, which looks after our retail asset business, launched several products to broaden our retail product range, including consumer durable finance products and personal loans. In addition, we launched credit cards through our banking subsidiary, ICICI Bank. We were able to attract over one million subscribers to our offerings of unsecured redeemable bonds during the year.

     We are building a distribution network with multiple outlets to provide our customers with enhanced choice and convenience. In addition to expanding ICICI Bank's branch network, we have set up a network of low-cost marketing and servicing outlets called ICICI Centers. In fiscal 2000, we opened 75 such centers, spread over a geographically diverse area. By effectively using technology, we seek to grow our retail market share through other low-cost delivery channels, such as the Internet and telephone call centers, providing us with a competitive advantage relative to large branch networks. We opened four call centers during the year, which are already receiving significant call volumes. We also expanded the range of services offered under Internet banking, and were able to increase our online customer base to about 209,000 customers at August 31, 2000. We will continue to use our strong corporate relationships to expand our base of high net worth individual and salaried professional customers by use of products such as "Power Pay", a corporate payroll management product.

     We believe that our multi-channel distribution network, coupled with the transaction processing capabilities of our information technology subsidiary, ICICI Infotech Services Limited, has allowed us to develop an efficient servicing and collections infrastructure critical to the success of a retail business. We are using the Retail Customer Data Mart, a database that consolidates retail customer and product data across all ICICI group companies including ICICI's 3.7 million retail bond customers. This data is analyzed for customer segmentation and is used in our targeted marketing campaigns. For example, we use this database to determine which high net worth individuals we should grant our credit cards with pre-approved credit limits. We plan to continue our use of this and similar information systems to enhance customer loyalty through increased cross selling. Through these initiatives and our stringent credit standards, we believe we are well positioned to achieve strong growth in retail banking.

     Emphasize Conservative Risk Management Practices and Enhance Asset Quality

     We believe that conservative risk management policies, processes and controls are critical for long-term sustainable competitive advantages in our business. ICICI's Risk Management Group is an independent, centralized group responsible for establishing and implementing company-wide risk management policies, with an increasing focus on enhancing asset quality. We will continue to build on our credit risk management procedures, credit evaluation and rating methodology, credit risk pricing models, proprietary analytics and monitoring and control mechanisms. We expect to enter new product markets only after conducting detailed risk analysis and pilot testing programs.

     To reduce risk, we are in the process of diversifying our loan portfolio towards shorter-term loans to highly-rated corporate customers, structured project finance and retail lending. In addition, we seek to lower the credit risk profile of the loan portfolio through the increased use of financing structures based on a security interest in the cash flows generated from the business of the borrower and increased collateral, including additional security in the form of liquid assets, such as investment securities and readily marketable real property. We also mitigate project risk through the allocation of risk to various project counterparties, such as construction contractors, operations and maintenance contractors and raw material and fuel suppliers, by entering into rigorous project contracts with those counterparties. We intend to continue to seek to obtain conservative collateral positions on productive assets, such as property, plant and equipment, over which we would typically secure first lien status.

     Management has placed great emphasis on asset quality and this focus has been institutionalized across the organization, with asset quality parameters being a key factor in employee performance evaluation. We believe that our adoption of US GAAP, including its associated provisioning requirements, embodies a more conservative approach to quantifying credit losses. We believe we are the market drivers in India in achieving early settlements with troubled borrowers, thus maximizing our cash flows from these loans. Our Special Asset Management Group, which was created to take care of large non-performing loans and problem loans, has spearheaded our efforts in this direction.

     Use Technology for Competitive Advantages

     We will continue with our policy of making substantial investments in technology to achieve a significant competitive advantage. Our subsidiary, ICICI Infotech, will manage all key technology projects.

     Our key objectives behind our information technology strategy continue to be:

     o building a cost-efficient distribution network to accelerate the development of our retail franchise;

     o widening and deepening our retail franchise by offering our clients business-to-consumer solutions;

     o enhancing cross-selling and client segmenting capability by using analytical tools and efficient data storage and retrieval systems;

     o strengthening our corporate franchise by offering our clients business-to-business solutions;

     o    improving credit risk and market risk management; and

     o improving product, client and business unit profitability analysis to enable optimal capital allocation.

     We believe that the Internet has created significant opportunities for financial services providers to lower costs, enhance accessibility and improve overall customer service, convenience and satisfaction. The key elements of our Internet strategy to capitalize on these opportunities are to:

     o    web-enable existing product offerings to create value; and

     o    create new business opportunities through the Internet.

     Attract and Retain Talented Professionals

     We believe a key to our success will be our ability to continue to maintain and grow a pool of strong and experienced professionals. We have been very successful in building a team of talented professionals with relevant experience, including experts in credit evaluation, risk management, retail consumer products, technology and marketing. Recruitment is a key management activity led by the Managing Director and Chief Executive Officer of ICICI and we continue to attract graduates from the premier Indian business schools, having recruited 73 such business graduates in fiscal 2000.

     Our management team is committed to enhancing shareholder value and all our performance targets seek to meet this primary objective. We believe we have created the right balance of performance bonus, stock option and other economic incentives for our employees so that they will be challenged to aggressively develop business, achieve profitability and asset quality targets and control risk. In the last two years, we have conducted a comprehensive review of our organizational structure and procedures, working with internationally recognized consulting firms. We intend to continue to re-engineer our management and organizational structure to allow us to respond effectively to changes in the business environment and enhance our overall profitability.

Overview of Our Products and Services

     The following chart sets forth our existing products and services.


                                The ICICI Group
--------------------------------------------------------------------------------
               Corporate Banking
--------------------------------------------------------------------------------
Project        Corporate        Working          Investment          Other
Finance        Finance          Capital          Banking           Activities
   |                            Finance
   |
----------------------------------------------------
Infrastructure      Oil, Gas and      Manufacturing
Finance             Petrochemicals    Sector Finance


                                The ICICI Group
--------------------------------------------------------------------------------
                                 Retail Banking
--------------------------------------------------------------------------------
   Web              Savings                            Consumer
 Trading(1)             |                              Credit
                        |                                |
                        |                                |
----------------------------------------                 |
   Asset     Bonds   Deposits   Checking                 |
Management                      Accounts                 |
                                                         |
                    ------------------------------------------------------------
                    Credit     Personal      Automobile     Home      Consumer
                    Cards        Loans         Loans        Loans     Durable
                                                                      Finance

_________
(1) Including the provision of depositary share accounts.

Corporate Banking Activities

     Our corporate banking operations provide a range of products and services to India's leading corporations and growth-oriented, middle market commercial enterprises. This includes project finance in the infrastructure, oil, gas and petrochemicals, and manufacturing sectors, corporate and working capital finance and investment banking services. In addition, we also provide venture capital funding and a range of fee and commission based services, including cash management services, advisory services, loan syndication, letters of credit, custodial services and corporate risk management services.

     Consistent with our strategy of diversification, project loans to the manufacturing sector, which are typically more dependent on world economic cycles in various commodities, decreased to 40.8% of ICICI's total loan portfolio at year-end fiscal 2000 from 73.0% at year-end fiscal 1997. Correspondingly, project loans to the infrastructure and oil, gas and petrochemicals sectors, as well as short-term financing and structured solutions for highly-rated Indian corporate clients, have increased over the same period.

     ICICI's loan portfolio includes not only loans but also financing provided to ICICI's clients through debentures issued by borrowers. An increasing proportion of ICICI's financing is being provided in the form of debentures. We believe that as the secondary debt markets in India become more active, lenders will be able to more easily sell debentures, thereby allowing for better management of mismatches in the maturities of assets and liabilities and providing additional liquidity. The terms and conditions for debentures are generally the same as those for loans.

     ICICI's loan portfolio forms virtually all of the group's corporate loans with the exception of the working capital finance loans, which are provided by ICICI Bank.

     The following table sets forth, for the periods indicated, ICICI's gross portfolio by sector and as a percentage of ICICI's total gross portfolio based on the unconsolidated financial statements of ICICI prepared in accordance with Indian GAAP, which is the only basis available. Management believes that these unconsolidated figures provide useful information about trends in the portfolio.

                                                                          At March 31,
                               ----------------------------------------------------------------------------------------------------
                                       1997                   1998                    1999                         2000
                               ----------------------------------------------------------------------------------------------------
                                           % of                   % of                     % of                              % of
                                 Amount    total       Amount     total        Amount      total       Amount      Amount    total
                               ----------------------------------------------------------------------------------------------------
                                                                         (Indian GAAP)
                                                                 (in millions, except percentages)
Project finance:
  Infrastructure finance ..... Rs. 25,468      8.6%   Rs.  51,868     13.8%  Rs.  62,639    13.3%   Rs.  74,168   US$ 1,699    13.6%
  Oil, gas and petrochemicals
    finance ..................     27,287      9.2         32,997      8.8        61,842    13.1         68,816       1,577     2.6
  Manufacturing sector
    finance ..................    217,745     73.0        219,816     58.3       231,614    49.2        222,455       5,096    40.8
Corporate finance ............     27,331      9.2         72,292     19.1       114,791    24.3        175,683       4,025    32.2
Personal finance .............         __       __             __       __           602     0.1          4,537         104     0.8
                               ----------------------------------------------------------------------------------------------------
Total ICICI gross portfolio .. Rs.297,831    100.0%   Rs. 376,973    100.0%  Rs. 471,488   100.0%   Rs. 545,659  US$ 12,501   100.0%
                               ====================================================================================================

     The following table sets forth, for the periods indicated, ICICI's approvals by sector and as a percentage of ICICI's total approvals based on the unconsolidated financial statements of ICICI prepared in accordance with Indian GAAP. "Approvals" are the aggregate of all financial assistance, which have been approved under ICICI's internal credit approval policies. Approvals include funded assistance such as loans, debentures and equity investments and non-funded assistance such as guarantees.

                                                                         Year ended March 31,
                               ----------------------------------------------------------------------------------------------------
                                       1997                   1998                    1999                         2000
                               ----------------------------------------------------------------------------------------------------
                                           % of                   % of                     % of                              % of
                                 Amount    total       Amount     total        Amount      total       Amount      Amount    total
                               ----------------------------------------------------------------------------------------------------
                                                                         (Indian GAAP)
                                                                 (in millions, except percentages)
Project finance:
  Infrastructure finance ..... Rs. 21,767    15.5%    Rs. 59,721     24.2%    Rs. 71,160    22.0%   Rs. 70,372   US$ 1,612    15.8%
  Oil,  gas and
     petrochemicals
     finance .................     14,554    10.3         25,846     10.5         17,444     5.4        37,372         856     8.4
  Manufacturing sector
    finance ..................     84,982    60.3         63,705     25.8         61,198    18.9        63,617       1,458    14.3
Corporate finance ............     19,535    13.9         97,903     39.5        169,702    52.4       264,113       6,051    59.4
Personal finance .............         --      --             --       --          4,202     1.3         9,314         213     2.1
                               ----------------------------------------------------------------------------------------------------
Total ICICI approvals ........ Rs.140,838   100.0%   Rs. 247,175    100.0%   Rs. 323,706   100.0%   Rs.444,788  US$ 10,190   100.0%
                               ====================================================================================================

     Disbursements are typically made only after all necessary contractual arrangements have been put in place. In project finance, disbursements lag approvals for long periods because they are made in tranches throughout the implementation period of a project. Disbursements include only funded assistance such as loans, debentures and, to a lesser extent, equity investments.

     The following table sets forth, for the periods indicated, ICICI's disbursements by sector and as a percentage of total disbursements based on the unconsolidated financial statements of ICICI prepared in accordance with Indian GAAP.

                                                                         Year ended March 31,
                              -----------------------------------------------------------------------------------------------------
                                       1997                   1998                    1999                         2000
                              -----------------------------------------------------------------------------------------------------
                                            % of                     % of                   % of                              % of
                                 Amount     total      Amount        total     Amount       total       Amount      Amount    total
                              -----------------------------------------------------------------------------------------------------
                                                                         (Indian GAAP)
                                                                 (in millions, except percentages)
Project finance:
  Infrastructure finance .....Rs. 11,805      10.6%  Rs.  27,566     17.4%   Rs. 14,622       7.6%    Rs. 16,059   US$   368    6.2%
  Oil, gas and
    petrochemicals finance ...     7,451       6.7        21,327     13.5        11,851       6.2         16,618         381    6.4
  Manufacturing sector
    finance ..................    74,933      67.0        52,278     33.1        47,778      24.9         37,353         856   14.5
Corporate finance ............    17,620      15.7        56,899     36.0       113,798      59.1        181,243       4,152   70.2
Personal finance .............        --        --            --       --         4,202       2.2          7,084         162    2.7
                              - ----------------------------------------------------------------------------------------------------
Total ICICI
  disbursements ..............Rs.111,809     100.0%   Rs.158,070    100.0%   Rs.192,251     100.0%    Rs.258,357   US$ 5,919  100.0%
                              =====================================================================================================

     Disbursements to the manufacturing sector have decreased over the past four years, as we have consciously increased our exposure to the infrastructure and oil, gas and petrochemicals sectors and the corporate finance business. This shift in focus is consistent with our goal of diversifying our portfolio.

     Working capital loans are generally made by ICICI Bank as described below. The following table sets forth, for the periods indicated, information on ICICI Bank's outstanding working capital finance loans.

                                                              At March 31,
                                  ------------------------------------------------------------------------
                                      1997           1998           1999                  2000
                                  ------------------------------------------------------------------------
                                                            (Indian GAAP)
                                                             (in millions)

Working capital finance ......     Rs. 7,266      Rs. 10,710      Rs. 22,696      Rs. 31,576      US$ 723


     Project Finance

     We believe that we are the premier providers of project financing products and services in India. For over 40 years, we have financed a vast majority of the country's largest projects in the private sector. Our project finance activities include medium-term and long-term lending to the manufacturing sector and structured finance to the infrastructure and oil, gas and petrochemicals sectors. We expect growth in our project finance business to be driven by the increasing demand for structured finance for large projects. These projects are structured with contractual mechanisms and security that are designed to isolate and mitigate their inherent risks. Our project finance business consists principally of extending rupee loans to our clients although we do provide financing in foreign currencies. We also provide guarantees to foreign lenders and export credit agencies, on behalf of our clients, typically for large projects in the infrastructure sector. As part of our project finance activities, we also provide lease financing for a wide range of imported and locally manufactured equipment. Such asset-based financial assistance is usually provided up to 100.0% of the asset's value. We believe we are one of the largest lessors in India based on the volume of assets leased. We retain ownership rights to the equipment and claim capital allowances on it. Our leasing business has focused increasingly on high value assets, where our size has proved to be a key competitive strength.

     ICICI's project finance activities are described below.

       Manufacturing Sector Finance

     Our manufacturing sector financing includes project-based lending to companies in traditional manufacturing sectors, including iron, steel and metal products, textiles, machinery and capital goods, cement and paper. As a result of structural changes to the Indian economy, trade liberalization and the downturn in prices of several major market commodities in fiscal 1999, many of these industry segments went through a period of stress. Given our emphasis on improving asset quality in view of the prevailing environment, we have restricted approvals for new projects in the manufacturing sector.

     We are now focusing our lending operations in this sector on those companies that are controlled by entities that have the ability to commit required financial resources, possess the technology and scale necessary to compete globally and demonstrate financial viability through profitability assessments and well defined business plans. We are also implementing tighter security measures such as security interests in project contracts and escrow accounts to capture cash flows.

      Oil, Gas and Petrochemicals Finance

     In 1996, we created a specialized oil, gas and petrochemicals group to capitalize on the growth in financing opportunities afforded by ongoing deregulation and privatization in these sectors. We believe that this group of professionals has developed considerable in-house expertise in project financing in the area of oil exploration and production, refineries, pipelines, liquefied natural gas, petrochemicals and fertilizers. We expect that the ongoing deregulation in these sectors and the resulting need for private financing will continue to provide significant lending opportunities in the future. We believe we are a market leader in India in financing large private sector projects in the oil production, refining and petrochemicals industries. We have provided financing to a number of the consortia, which purchased certain of the oil fields auctioned by the government of India. These loans were secured by the future receivables from the producing field. We also structured the first securitization of oil receivables in India in fiscal 1999. In addition to project finance lending to this sector, the group has been involved in structuring innovative financing arrangements, syndication of debt and providing advisory services for oil refinery projects.

     Our oil, gas and petrochemicals finance group interacts closely with government agencies to help formulate policy direction in this sector. ICICI's Managing Director and Chief Executive Officer has chaired a key group established by the government which has submitted a long-term plan for the Indian hydrocarbon sector.

     With the deregulation in the refinery sector almost complete, we expect new business opportunities in the development of infrastructure for distribution and marketing of petroleum products.

       Infrastructure Finance

     The liberalization and growth of the Indian economy in the 1990s has sharply increased the demand for basic infrastructure services such as power, telecommunications, urban infrastructure and transportation. The absence of adequate basic infrastructure is seen as a major bottleneck to growth in the economy, and future investments required in this sector are expected to be significant. A committee formed by the government of India in 1996 estimated this requirement to be in excess of Rs. 9.6 trillion (US$ 219.9 billion) over the next 10 years, a substantial part of which is anticipated to come from the private sector. We believe we are well positioned to finance this anticipated growth due to our in-depth knowledge of the infrastructure sector, our expertise in structuring project finance transactions, our strong relationships with most of the country's leading project sponsors and our ability to commit substantial domestic resources.

     As part of our infrastructure financing strategy, in 1996, we had established a specialized group with a mandate to:

     o    create in-depth, sector-specific knowledge;

     o develop expertise in structuring limited recourse project finance transactions;

     o    establish thorough and complete due diligence practices;

     o    develop expertise to syndicate large funding requirements; and

     o    capitalize on the growing business opportunities in the sector.

     We believe this group is a market leader in terms of the number of infrastructure project finance mandates awarded among those projects that meet our credit risk criteria. We have been appointed lead arranger and project advisor or facilitator in the significant majority of our mandates and have been actively involved in developing financing structures and techniques. This approach enables us to participate in attractive fee-based business, such as loan syndication, underwriting and advisory services, and also enables us to influence the project development and final project structure to meet our credit risk standards.

     We have structured and lead-managed several innovative and "first time" transactions in the Indian market. These include the first tax-free bond offering by an infrastructure project credit enhanced by ICICI's guarantee in fiscal 1999 and the first two major acquisitions in the power sector in fiscal 1999 and 2000. The significant achievements during fiscal 2000 included the successful financial closure of power projects with an aggregate capacity of about 1,700 MW, developing a structured equity guarantee for the telecom sector and advising a government agency in developing an expressway project.

     As a result of our expertise and our leading position in the infrastructure financing market, senior members of our management team have increasingly been invited to serve on high-level public policy committees. ICICI's Managing Director and Chief Executive Officer is a member of two sub-groups set up by the Group on Telecom and IT Convergence appointed by the government. One of the sub-groups looks at the ongoing problems of the telecom sector and the proliferation of e-commerce, whereas the other sub-group analyzes convergence-related issues. Earlier, ICICI's Managing Director and Chief Executive Officer had also chaired a sub-group which conceptualized and drafted a new telecom policy, that has since been adopted by the government of India. ICICI was also mandated by the government to advise the Ministry of Power on the restructuring of the power sector in India. In addition, members of the infrastructure financing group have participated in committees responsible for making recommendations for the development of projects in the railway and road sectors.

     Corporate Finance

     In line with our strategy to offer our clients a broader range of products and services, since 1996, we have increasingly offered short-term to medium-term loans and structured finance products to our higher-rated corporate clients. We have expanded our product mix to include a variety of products that are designed to allow our clients to effectively manage their balance sheets and cash flows, mitigate risks and enhance the credit rating of certain of their debt issuances. In 1997, we established a dedicated structured products group to offer our clients customized products which can allow them to raise funds at more attractive rates and utilize off-balance sheet funding. Our structured products group has focused specifically on the application of securitization techniques to credit enhance our traditional lending products.

     We believe securitization will be a growth area in India. The securitization market in India is emerging and we are playing a leading role in its growth and development. We have developed expertise in structuring transactions across a variety of asset classes, including airline ticket receivables, trade receivables, automobile hire purchase receivables, lease rental receivables, export receivables, and credit card payments. We also structured and executed the first two deals in India involving the securitization of oil receivables in fiscal 1999. Going forward, we would attempt to build the market for such transactions by establishing special purpose vehicles to purchase receivables and selling interests in these receivables in the domestic capital markets.

     In a bid to widen our borrower base beyond our traditional clients, we have introduced channel financing as a product that allows us to capture lending opportunities in the distribution channel of highly-rated corporate clients. Channel financing involves loans to dealers or suppliers in the distribution channels of our major corporate clients. We typically lend to the dealers or suppliers of these companies with varying types of credit enhancement from these companies, which minimizes credit risk. We believe this is a profitable business opportunity and being short-term in nature, lowers the risk profile of our portfolio.

     Working Capital Finance

     As a complement to our corporate finance business, we provide short-term working capital financing through ICICI Bank. ICICI Bank's working capital product offerings include cash credit, demand loans, export finance, bills discounting, cash management services, letters of credit, foreign exchange management services and guarantees.

     We also offer cash management services to our corporate and institutional clients, allowing them to reduce the time period between collections and remittances and thus streamline their cash flows. We believe we are the second largest provider of cash management services in India.

     We believe our existing corporate relationships will enable us to provide working capital products to high growth middle market customers and large companies and also to generate fee-based income. We are therefore focusing our marketing efforts on increasing our market share in this segment.

     Investment Banking

     We offer investment banking services to Indian corporate customers principally through ICICI Securities, our wholly owned subsidiary. ICICI Securities provides investment banking services through three main business lines -- corporate advisory, fixed income and equities. The clients of ICICI Securities include a wide range of Indian and foreign corporations and institutional investors. ICICI Securities is a non-bank finance company. For a description of non-bank finance companies, see "Overview of the Indian Financial Sector--Non-Bank Finance Companies".

       Corporate Advisory

     ICICI Securities provides a variety of advisory services, including advice on financing and strategic transactions. ICICI Securities was one of the first Indian investment banks to form a dedicated mergers and acquisitions group to provide a range of services to large and mid-market Indian corporate clients including business valuations, pricing and structuring of transactions, financial and corporate restructuring. In addition, ICICI Securities provides specialized services such as private equity syndication and privatization advisory services for public sector companies.

       Fixed Income

     ICICI Securities is one of the market leaders in the Indian debt market. In fiscal 2000, ICICI Securities assisted public sector entities, financial institutions and corporates to raise over Rs. 120.0 billion (US$ 2.7 billion) of debt. ICICI Securities is a primary dealer appointed and authorized by the Reserve Bank of India to trade in government securities. As a primary dealer, ICICI Securities is permitted to underwrite the issuance of government securities and treasury bills and act as a market maker in these instruments. ICICI Securities was the first primary dealer to commence activity in interest rate derivative products such as interest rate swaps and forward rate agreements following their introduction by the Reserve Bank of India in July 1999. ICICI Securities is also a leading player in the non-government debt market in India. This activity primarily involves running a proprietary book in various money market instruments.

       Equities

     ICICI Securities is one of the leading arrangers of equity securities in the Indian capital markets. In equities, ICICI Securities offers a range of products including underwriting of equity offerings, public and private placement of corporate equity and assistance in buyback programs. Indian law prohibits ICICI Securities from holding or trading ICICI equity shares.

     Other Corporate Banking Activities

     We provide a variety of other specialized corporate banking services to our clients, including the following services.

       Venture Capital Funding

     We provide venture capital funding to start-up companies through ICICI Venture Funds Management Company Limited. At year-end fiscal 2000, ICICI Venture managed funds of Rs. 9.1 billion (US$ 208 million). It focuses on the information technology and healthcare sectors. We believe that ICICI Venture is the leading private equity investor in India, having invested in the maximum number of private equity deals completed in the country to date and having established a track record of successfully exiting from several investments.

       Loan Syndication

     The increasing large size of projects in Indian markets, particularly in the infrastructure sector, has created the need for syndication of loans. We have, over a period, developed an expertise in project appraisal, which is well recognized by both domestic and international financial institutions. We have set up a dedicated syndication desk. We expect that this will be an important source of fee income for us. Our syndication capabilities have helped us maintain our market share in arranging finance for large companies.

       Custodial Services

     We have a significant market share as a custodian of overseas depositary banks for depositary receipt issues of Indian companies in the international markets. The total assets held in custody on behalf of our clients, mainly foreign institutional investors, offshore funds, overseas corporate bodies and depository banks for GDR investors, has grown substantially from Rs. 54.1 billion (US$ 1.2 billion) at year-end fiscal 1996 to Rs. 282.8 billion (US$ 6.5 billion) at year-end fiscal 2000. In addition, ICICI is registered as a depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the only two securities depositaries operating in India, and provides electronic depositary facilities to investors including retail investors.

       Corporate Risk Management Services

     We offer risk management products to our corporate clients both through ICICI and ICICI Bank. Our risk management products are currently limited to foreign currency forward transactions and currency and interest rate swaps for selected approved clients. We believe, however, that the demand for risk management products will grow, and are building the capabilities to grow this business. We are focusing particularly on setting up the sophisticated infrastructure and internal control procedures which are critical to this business.

       Advisory Services

     We provide additional advisory services to clients to complement our financing services. Although we have been awarded mandates in various sectors, we have focused particularly on advisory services in the energy sector, particularly in connection with the restructuring and reform programs of electricity boards in Indian states.

Retail Banking Activities

     Historically, we have been a project finance lender with a large base of corporate customers. We have, in the recent past, made efforts to diversify from our strong corporate orientation. We believe that the Indian retail financial services market is likely to experience significant growth in the future.

     We began our retail banking activities by raising deposits from retail customers through ICICI Bank which was created in 1994. ICICI also offers a variety of unsecured redeemable bonds and has built a customer base of about
3.7 million bondholders through the public issue of bonds. In addition, ICICI's affiliate Prudential ICICI Asset Management Company, a joint venture between Prudential Corporation Plc of the United Kingdom and ICICI, offers a variety of mutual fund products targeted at this market.

     In recent years, we have taken a number of steps to establish a stronger retail orientation. The acquisitions of Anagram Finance, a consumer finance company operating primarily in automobile financing, and ITC Classic Finance, a company focused on retail deposit taking, were steps in this direction. In 1998, we set up our Personal Financial Services group to provide an entire range of personal loans to individuals and coordinate our retail activities. We offer a wide variety of products through various distribution channels, such as physical branches, automated teller machines (or ATMs), the Internet, dedicated franchisees and telephone call centers. Over the past two years, we have launched several consumer credit products--automobile loans, home loans, loans for consumer durable products, credit cards and personal loans products.

     Our target market includes wage earners, professionals, businesspersons, self-employed persons and other members of the Indian middle and upper class. The National Council for Applied Economic Research, a well-established research institute in India, estimated that in fiscal 1996, the middle and upper-income segments (defined as those earning an effective income of more than Rs. 50,000 per annum) of the Indian population totaled approximately 34 million households. While this provides an indication of the potential of the market, we have adopted a focused approach by targeting a limited sub-segment of about six million households based on a variety of parameters including monthly income and residence in selected urban areas. We believe that this sub-segment is currently experiencing an increasing need for financial products and services, which are not readily available to them, and therefore represents an extremely attractive business opportunity for us. Further, we expect our target market to experience continued growth in line with the growth of the Indian economy.

     All of our retail products are marketed under the ICICI brand, which our research indicates is becoming a well-recognized financial services brand. To enhance our brand equity, we have launched a comprehensive brand-building campaign with advertisements in print and television, which resulted in our achieving the highest top-of-the-mind advertising recall among Indian financial sector brands. We have sponsored sports awards such as the ICICI "Safe Hands" cricket awards and have launched a national investor education campaign that seeks to establish ICICI's presence in the retail financial services area.

     Retail Savings Products

       Bond Issues

     As part of our strategy to diversify our liability portfolio, we are increasingly targeting the retail investor. ICICI offers a variety of unsecured redeemable bonds to the Indian public. These bonds, which are not insured by any Indian authority, are designed to address various investor needs, such as the need for regular income, liquidity and tax saving. ICICI has built a customer base of about 3.7 million bondholders through regular public issues of unsecured redeemable medium-term and long-term bonds marketed under the brand name of "ICICI Safety Bonds". During fiscal 2000, ICICI completed seven retail bond issues raising approximately Rs. 25.7 billion (US$ 589 million) from about
1.2 million investors.

     The key initiatives to strengthen our position in this market are:

     o Product innovation. ICICI's bond offerings are designed to reflect current market opportunities and investor needs. In each bond issue, ICICI typically offers a range of bonds with varying maturities and cash flow characteristics. During fiscal 2000, some bonds were structured with superior liquidity features. In addition, ICICI offers certain bonds that offer special tax benefits to the investor.

     o Investor servicing. ICICI Infotech is the sole servicing agency for all of ICICI's bondholders. Through its integrated document imaging and management system, ICICI Infotech is equipped to handle a large volume of bondholders' correspondence and transactions. We believe that ICICI Infotech provides us a competitive advantage in respect of investor servicing. See "--Technology--ICICI Infotech".

       Deposit-taking and Checking Accounts

     Since 1994, ICICI Bank has been accepting demand and time deposits. At year-end fiscal 2000, ICICI Bank had retail deposits of Rs. 30.6 billion (US$ 701 million) compared to Rs. 15.4 billion (US$ 353 million) at year-end fiscal 1999. These retails deposits equaled 31.0% of ICICI Bank's total deposits at year-end fiscal 2000. ICICI Bank currently has approximately one million accountholders who are serviced through its network of 86 bank branches and 16 extension counters. All deposits are unsecured liabilities and pay market rates of interest. In India, Indian authorities insure only deposits of Rs. 100,000 or less.

     In recent years, we have undertaken a number of specific initiatives to increase ICICI Bank's customer base, including:

     o In September 1996, ICICI Bank introduced to a select group of our corporate customers "Power Pay", a direct deposit product to streamline those clients' payroll payment systems. Currently, about 950 corporate clients are using this product, which allows their employees to have pay checks deposited into savings accounts at ICICI Bank that can be immediately accessed at various branches and ATMs rather than having to wait for payroll checks to be deposited and cashed. By helping our corporate customers streamline their payroll process functions, we have in many cases found a large majority of their employees opening savings accounts with ICICI Bank. With the formation of client-focused relationship groups, there has been a significant increase in the number of "Power Pay" customers. This has resulted in a rapid increase in the number of savings accounts of ICICI Bank from 109,120 at year-end fiscal 1999 to 291,784 at year-end fiscal 2000. These new accountholders represent a consumer base to which we believe we can effectively market the full range of our retail financial service products.

     o ICICI Bank has also introduced savings products that allow the automatic transfer of idle balances from savings accounts to term deposits resulting in higher yields.

     o In 1997, ICICI Bank began offering "Infinity", an Internet banking service, which allows customers to open and operate accounts on the Internet. ICICI Bank was the first bank to offer this service in India. We believe the expected increase in Internet usage will accelerate our deposit growth through this channel. The total number of Infinity customers was about 209,000 at August 31, 2000.

     The Reserve Bank of India has recently deregulated the interest rate on term deposits accepted by financial institutions. In view of this relaxation and in line with ICICI's strategy to enhance its retail focus, ICICI plans to raise a higher amount of funds by way of term deposits from the public in the near term.

     Retail Lending Activities

     In fiscal 1999, we commenced our retail lending activities by offering a select group of consumer loan products in the Indian retail markets--automobile loans, home loans and loans for consumer durable products. We have put together a team dedicated to retail lending activities, that currently operates out of 33 of our offices throughout India. ICICI offers a range of retail asset products, including automobile loans, home loans and loans for consumer durable products. Retail lending activities represented less than 1.0% of ICICI's gross loans during each of fiscal 1999 and 2000.

       Automobile Finance

     Automobile finance generally involves the provision of retail consumer credit for up to 60 months to acquire specified new automobiles. We currently offer automobile loan products in 32 cities across India. Our strong corporate relationships helped us to acquire "preferred financier" status for seven new manufacturers introduced recently in India. Automobile loans are secured by the purchased automobile. The total amount of automobile loans sanctioned in fiscal 2000 was Rs. 2.8 billion (US$ 65 million). In a recent survey conducted by J.D. Power Asia Pacific on customer satisfaction, ICICI was ranked as the best in overall satisfaction and scored higher in most of the factors compared to its nearest competition.

       Home Finance

     Our home finance business involves secured financing for the purchase or construction of homes by salaried or self-employed individuals and, in some cases, partnerships and corporations. We currently provide home finance in 17 cities across India. The total amount of home finance sanctioned in fiscal 2000 was Rs. 3.8 billion (US$ 86 million). Our home finance business is managed by our group company ICICI Home Finance Company.

       Consumer Durable Finance

     Our consumer durable finance business involves the financing of home products, such as refrigerators, televisions, washing machines, air conditioners, two-wheeler vehicles and audio equipment. We currently provide consumer durable finance in 23 cities across India. The total amount of consumer durable finance sanctioned in fiscal 2000 was Rs. 0.4 billion (US$ 9 million).

       Personal Loans

     We currently provide personal loans in 17 cities across India. The total amount of consumer durable finance sanctioned in fiscal 2000 was Rs. 33 million (US$ 767,844).

       Dealer Funding

     We currently fund dealers who deal in automobiles, two wheelers and commercial vehicles. The total amount of sanctions for dealer funding in fiscal 2000 was Rs. 1.9 billion (US$ 43 million).

       Credit Cards

     In January 2000, ICICI Bank launched its credit card operations. ICICI Bank's credit card is the first credit card with Internet access by an Indian company. The domestic credit card business in India is relatively under-developed with a limited number of banks issuing credit cards. We believe the low penetration of credit cards creates a significant business potential for a domestic participant, such as ICICI Bank. As the Indian economy develops, we expect that the retail market will seek short-term credit for personal uses, and our offering of credit cards will facilitate further extension of our retail credit business. We also expect that as credit usage increases, we will be able to leverage our customer relationships to cross-sell additional retail and consumer-oriented products and services. Through our credit card business, we expect to further develop our retail customer database with information, spending and repayment patterns and credit histories. We are currently operating out of 10 locations. As with our other retail loan business, we expect to stress conservative credit standards, including credit scoring and strict monitoring of repayment patterns, to minimize risks associated with this business. At year-end fiscal 2000, ICICI Bank had issued 12,307 credit cards which has now increased to 54,613 cards.

       Life Insurance

     Following the deregulation of the insurance sector, private sector companies have been allowed to enter the insurance business. It is expected that the Insurance Regulatory and Development Authority will grant the first licenses to new entrants by the end of October 2000. We plan to enter the life insurance business through a joint venture partnership with Prudential plc of the UK. This joint venture company, ICICI Prudential Life Insurance Company Limited, has applied to the Insurance Regulatory and Development Authority for a license.

     The minimum equity capital required under the regulations for a new insurance company is Rs. 1.0 billion. In line with the regulations, Prudential is expected to hold up to a 26.0% stake in ICICI Prudential Life Insurance Company with the balance being held by ICICI.

       General

     To build each of these retail lending businesses, we first undertook detailed analysis of the size and potential profitability of these growing markets, and sought the advice of external consultants. After being satisfied with the results of our analysis, we created a back office infrastructure by making use of the capabilities of ICICI Infotech, our information technology subsidiary, which has an established track record in transaction processing. ICICI's acquisition of Anagram Finance has been extremely useful in helping us to establish a strong debt collection mechanism. In each of these businesses, we first established a pilot program in one or two small locations, which allowed us to learn from our first experiences before rolling out our products in major centers. We have also augmented our management teams by hiring experienced personnel, including credit personnel from other leading consumer finance companies. These persons have brought with them significant experience in the consumer finance business and in particular running start-up products in consumer credit operations.

     We believe the demand for consumer credit in India is growing rapidly and, as a result, our retail banking revenue from this sector will increase and help to diversify our loan portfolio. The ICICI brand has begun to achieve strong consumer recognition and together with our intent to expand distribution driven by technology, we expect to build a significant market presence. We believe that our credit appraisal and collection processes will help us minimize risks and that ICICI Infotech's centralized transaction processing capabilities will allow us to provide superior client services.

Client Coverage

     In fiscal 1999, in an effort to improve our client service and improve our profitability, we reorganized our corporate structure and created three client relationship groups--the Major Clients Group, the Growth Clients Group and the Personal Financial Services Group. Collectively, these groups are responsible for offering the full range of our products and services to our clients with an emphasis on cross-selling and the generation of fee income. The activities of each of these groups are as follows:

     Major Clients Group

     The Major Clients Group focuses on the financial needs of 150 of India's leading corporations. This group consists of client bankers drawn from across the ICICI group and operates out of the ICICI corporate office in Mumbai and the regional offices at Calcutta, Chennai and Delhi. The group works in close association with our specialized industry groups, our treasury division and our structured product group. The goal of the Major Clients Group is to move beyond "plain vanilla" lending and offer an integrated package of sophisticated products and services to our major clients. The group seeks to cross-sell the full range of our existing products and customized advice and offerings, including loans, structured financing, treasury and cash management, advisory services, debt syndication and mergers and acquisitions advice. The Major Clients Group seeks to build on existing relationships and also focuses on bringing into our portfolio major multi-national corporations and large profitable public sector corporations.

     Growth Clients Group

     The Growth Clients Group focuses on middle market companies. Over the past several years, the middle market segment has grown rapidly, particularly in the areas of information technology, automobile components, consumer goods and pharmaceuticals, and traditionally has had less access to financing compared to our major clients. Continued growth among middle market companies is expected to result in greater demand in volume and type of financial products and services. The Growth Clients Group seeks to identify and build relationships with these middle market clients and build upon existing client relationships to ensure a broader distribution of our products. The Growth Clients Group consists of client bankers drawn from across the ICICI group and operates out of ICICI's nine zonal and regional offices. The Growth Clients Group relies extensively on the ICICI Bank branches to provide growth companies additional access to our products and services and for monitoring of customer relationships. Close coordination and interaction with ICICI Bank branches also enables the Growth Clients Group to be more sensitive to changes in the local business market that affect middle market companies. We believe that the rapid growth in the relatively under-banked middle market companies offers us a significant opportunity to provide a wide variety of lending and fee-based products, primarily working capital lines.

     Personal Financial Services Group

     We established the Personal Financial Services Group to focus on our recent retail banking initiative. This group works in close coordination with ICICI Bank and all other group distribution companies. To aid our retail business efforts, we have assembled a team including lateral recruits with significant credit, operations, marketing and sales experience from some of the leading consumer finance companies in India. We are also engaged in a variety of initiatives, including developing the information technology to bring together our personal financial services into an integrated package accessible to individual consumers through our various distribution network channels and further enhancing the ICICI brand equity.

Distribution Network

     We deliver our products and services through a variety of distribution outlets ranging from traditional bank branches to ATMs and the Internet. We believe that India's vast geography necessitates a variety of distribution channels to best service our customers' needs. The key components of our distribution network are described below.

     The following table sets forth our principal domestic outlets.

                                                At March 31,
                                          ------------------------
                                          1998      1999      2000
                                          ------------------------
Regional offices                             4         4         4
Zonal offices                                5         5         5
ICICI Bank branches                         33        55        81
ICICI Bank extension counters                4         9        16
ATMs                                        36        70       175
ICICI Centers                               --        --        75

     In addition to the above outlets, we use an agent network of over 10,000 agents and a franchising network of 35 franchises in 19 cities in India.

     ICICI Regional and Zonal Offices

     ICICI has four regional offices in the metropolitan cities of Mumbai, Calcutta, Chennai and Delhi and five zonal offices in Ahmedabad, Bangalore, Coimbatore, Hyderabad and Pune. We also have a small development office in Guwahati. Each of our regional and zonal offices is staffed primarily by representatives of our Growth Clients Group, with representatives of the Personal Financial Services Group in each location. Representatives of the Major Clients Group and treasury, which are headquartered at Mumbai, are also located at Delhi, Chennai and Calcutta. These Major Clients Group personnel have electronic access to information concerning products, pricing and funding costs, credit and risk management and other relevant information.

     ICICI Bank's Branch Network

     ICICI Bank had a fully computerized branch network with 81 branches and 16 extension counters across several Indian states at year-end fiscal 2000. Extension counters are small offices primarily within office buildings or on factory premises that provide commercial banking services. We believe that the bank has achieved the basic geographical spread of its branch network and now proposes to concentrate on consolidating the branch network in the top eight metropolitan cities of India. Prior to opening a branch, we conduct a study in which we assess the lending potential as well as market demand for deposits. Based on the data on dispersion of households falling within ICICI Bank's target segment, we believe that the eight metropolitan cities of India offer maximum potential for retail banking. Branch locations are largely leased rather than owned.

     ICICI Bank ATMs

     ICICI Bank has the largest network of ATMs in India. Of its 175 ATMs at year-end fiscal 2000, 99 were located at bank branches and extension counters. The remaining 76 were located at the offices of select corporate clients, large residential developments, airports and major roads in metropolitan cities. At August 31, 2000, ICICI Bank had 249 ATMs.

     We intend to greatly increase the distribution of our ATMs over the next two years to provide 24-hour access to cash and other select services to retail customers. We are also currently engaged in discussions with other banks to share our ATMs with other networks to further extend our ATM network for increased customer access.

     ICICI Centers

     Given the breadth of India and its geographic diversity, we have decided to augment our branch network with "ICICI Centers". These locations are low-cost, stand-alone offices with two or three employees, which act as marketing and service centers. We believe that these centers provide us an efficient and cost-effective distribution network. We believe that the role of these centers is particularly critical in India, because smaller cities, where establishment of a large branch may prove to be uneconomical, account for a significant share of household savings in India.

     The centers are relatively small in size, fully networked, and market and service ICICI Safety Bonds and other third party investment products like mutual funds and initial public offerings. These centers are used primarily for servicing the requirements of our large base of bondholders. Prior to opening an ICICI Center, we conduct a review of the deposit market and the demand for ICICI Safety

Bonds. With the expansion in our retail credit business, these centers have also become the point of contact for all personal finance products offered by ICICI, though the actual sale of these products is conducted through an agent or broker network. At year-end fiscal 2000, we had 75 ICICI Centers which has increased to 85 at August 31, 2000.

     ICICI Bank's Internet Access

     We believe that Internet access and information is key to satisfying the needs of certain customer segments. As a result, we maintain a website at www.icici.com offering generalized information on our products and services. ICICI Bank was the first bank in India to introduce Internet banking through its product "Infinity". "Infinity" allows customers to access all account-related information, perform on-line fund transfers to other ICICI Bank accounts and give account instructions 24 hours a day, seven days a week through our website. We have also extended our Internet banking channel to allow transactions and bill payment facilities. We intend to continue to be at the forefront of providing web-based products to our corporate and retail customers. The number of Internet banking customers increased significantly to about 209,000 at August 31, 2000 from 4,000 at year-end fiscal 1999.

     ICICI Agent Network

     ICICI sells bonds through a network of over 10,000 agents located throughout India. This network is particularly critical for us in the smaller cities and locations where it is not economical for us to have a physical presence.

     ICICI Franchisees

     We have a franchisee network consisting of 35 franchisees in 19 cities with approximately 2,000 employees. The franchisees deliver our retail credit products. In addition to the ICICI Center network, these agencies help us achieve deeper penetration by offering door-step service to the customer. These agencies market our products on an exclusive basis. All credit and risk management decisions pertaining to any customer are made by us and no agency can extend credit to any customer without our approval. These agencies receive a fee based on the volume of business generated by them.

     ICICI Call Center

     We have set up four call centers in fiscal 2000. The call centers function 24 hours a day and seven days a week and offer a self service to customers for automated phone banking. Account related information is also available around the clock. In addition, well-trained customer service officers offer personalized services for banking, dematerialized securities and web brokering customers and bond holders. The call centers are also used in product specific campaigns to generate leads which are assigned to the franchisees for fulfillment.

Investments

     Our investment securities portfolio consists of long-term debt and equity securities denominated in rupees.

     We also have other securities not included as part of the investment securities portfolio. They are:

     o Investments in securities as part of our trading portfolio. Government of India securities are a principal component of our trading portfolio. The trading portfolio is discussed in detail in the section "--Risk Management--Quantitative and Qualitative Disclosures About Market Risk"; and

     o Investments in debentures as part of our normal financing activities. These securities are on identical terms and conditions as our loans and are treated as part of our loan book for the purpose of asset classification as well as calculating loan concentrations. This portfolio is discussed in detail in the section "--Loan Portfolio".

     Corporate Debt Securities

     As part of our overall policy of acquiring a well-diversified portfolio, we acquire corporate debt securities. Our portfolio of these securities at year-end fiscal 2000 consisted largely of bonds issued by entities owned or controlled by the government of India. Some of these bonds offer us attractive yields due to their tax-free income and/or their attracting a lower capital charge. Some of these bonds are also approved substitutes for certain directed lending that ICICI Bank is required to do under Reserve Bank of India regulations. See "Supervision and Regulation--Directed Lending--Priority Sector Lending Requirements".

     Total corporate debt securities in our investment securities portfolio decreased to Rs. 3.4 billion (US$ 79 million) at year-end fiscal 2000 from Rs.
3.9 billion (US$ 89 million) at year-end fiscal 1999. At year-end fiscal 2000, corporate debt securities were approximately 0.4% of our total assets and 18.1% of our investment securities portfolio.

     Equity Securities

     From time to time, we acquire and hold equity securities. These securities, which typically consist of ordinary shares, are acquired in multiple ways: direct subscriptions, rights issues and by conversion of our performing and to a small extent non-performing loans into equity. We have also acquired equity securities in connection with underwritings conducted by ICICI and ICICI Securities. A significant portion of these equity positions were acquired at the time of the initial project finance assistance with the intention of realizing capital gains arising from expected increases in market prices. Conversion of non-performing loans into equity forms only a small part of the total equity portfolio.

     The decision to invest in equity securities along with project financing activities is an independent business decision to participate in the equity of the company with the intention of realizing capital gains arising out of expected increases in market prices. This decision is taken strictly on a case-by-case basis and there is no correlation between the basis for the lending decision and the reasons for the equity investment. All of our equity investments, other than in our subsidiaries and affiliates, are made with the intent of holding them for medium-term to long-term periods strictly as portfolio investments. The basis of valuation of our equity investments is either the market value of the shares if they are shares for which current quotations are available or the estimated fair value of the shares if they are unquoted or unlisted shares or listed shares for which current quotations are not available.

     Equity securities were 1.8% of our total assets at year-end fiscal 2000 compared to 1.7% at year-end fiscal 1999 and 2.7% at year-end fiscal 1998. Equity securities were 73.3% of our total investment portfolio at year-end fiscal 2000 compared to 74.3% at year-end fiscal 1999 and 89.0% at year-end fiscal 1998. As our equity investments are primarily in the nature of long-term investments in start-up projects, returns on such investments generally accrue well after commencement of operations by the projects. A detailed discussion on the valuation of this portfolio is provided in the section on "--Risk Management--Quantitative and Qualitative Disclosures About Market Risk". An Investment Committee of ICICI's board of directors sets the overall policy for divestment of ICICI's equity securities. The Investment Committee has delegated powers to ICICI's executive directors to execute divestments within the overall policy laid down by the Investment Committee. In general, ICICI pursues a strategy of active management of ICICI's long-term equity portfolio to maximize return on investment.

     Securities Holdings

     The following tables set forth, for the periods indicated, the gross unrealized gains and losses within our investment securities portfolio and the amortized cost and fair value of the portfolio by type of investment security.


                                                                At March 31, 1998
                                            ----------------------------------------------------------
                                                              Gross           Gross
                                             Amortized      unrealized     unrealized          Fair
                                               cost            gain            loss           value
                                            ----------------------------------------------------------
                                                                 (in millions)
Available for sale:
      Government of India securities...     Rs.      9      Rs.    --      Rs.     --       Rs.      9
      Corporate debt securities .......          1,597              34            (40)           1,591
      Equity securities(1).............         19,118           1,953         (8,090)          12,981
                                            ----------------------------------------------------------
Total available for sale ..............         20,724           1,987         (8,130)          14,581
Held to maturity
      Government of India securities ..             --              --             --               --
      Other debt securities ...........              1              --             --                1
                                            ----------------------------------------------------------
Total held to maturity ................              1              --             --                1
                                            ----------------------------------------------------------
Total securities ......................     Rs. 20,725       Rs. 1,987     Rs. (8,130)      Rs. 14,582
                                            ==========================================================

_____________

(1) Includes non-marketable equity securities that are carried at cost, less any provision for other than temporary diminution. The fair value of these securities cannot be ascertained. At year-end fiscal 1998, the carrying amount of these securities was Rs. 5.2 billion (US$ 118 million), which is reported in both the amortized cost and fair value columns.




                                                               At March 31, 1999
                                            ----------------------------------------------------------
                                                              Gross          Gross
                                             Amortized      unrealized     unrealized          Fair
                                               cost            gain            loss           value
                                            ----------------------------------------------------------
                                                                 (in millions)
Available for sale:
      Government of India securities        Rs.     --      Rs.     --     Rs.     --       Rs.     --
      Corporate debt securities                  3,851              12             --            3,863
      Equity securities(1)                      19,226           1,178         (9,227)          11,177
                                            ----------------------------------------------------------
Total available for sale                        23,077           1,190         (9,227)          15,040
Held to maturity:
      Government of India securities                --              --             --               --
      Other debt securities                          1              --             --                1
                                            ----------------------------------------------------------
Total held to maturity                               1              --             --                1
                                            ----------------------------------------------------------
Total securities                            Rs. 23,078      Rs.  1,190     Rs. (9,227)      Rs. 15,041
                                            ==========================================================

___________________

(1) Includes non-marketable equity securities that are carried at cost, less any provision for other than temporary diminution. The fair value of these securities cannot be ascertained. At year-end fiscal 1999, the carrying amount of these securities was Rs. 4.9 billion (US$ 112 million), which is reported in both the amortized cost and fair value columns.


                                                                         At March 31, 2000
                                            ------------------------------------------------------------------------
                                                              Gross          Gross
                                             Amortized      unrealized     unrealized          Fair
                                               cost            gain            loss           value
                                            ------------------------------------------------------------------------
                                                                           (in millions)
Available for sale:
      Government of India securities ...... Rs.    914      Rs.     89     Rs.     --       Rs.  1,003      US$   23
      Corporate debt securities ...........      3,308              34             --            3,342            77
      Equity securities(1) ................     17,654           1,203         (4,976)          13,881           318
                                            ------------------------------------------------------------------------
Total available for sale ..................     21,876           1,326         (4,976)          18,226           418
Held to maturity:
      Government of India securities ......        560              54             --              614            14
      Corporate debt securities. ..........         84              --             --               84             2
      Other debt securities ...............          1              --             --                1            --
                                            ------------------------------------------------------------------------
Total held to maturity ....................        645              54             --              699            16
                                            ------------------------------------------------------------------------
Total securities .......................... Rs. 22,521      Rs.  1,380     Rs. (4,976)      Rs. 18,925      US$  434
                                            ========================================================================

________________

(1) Includes non-marketable equity securities that are carried at cost, less any provision for other than temporary diminution. The fair value of these securities cannot be ascertained. At year-end fiscal 2000, the carrying amount of these securities was Rs. 8.5 billion (US$ 194 million), which is reported in both the amortized cost and fair value columns.

     The following table sets forth, for the period indicated, an analysis of the maturity profile of our investments in corporate debt securities and the yields thereon.


                                                                    At March 31, 2000
                                       -----------------------------------------------------------------------------
                                                          After 1 year and       After 5 year and
                                         Within 1 year     within 5 years         within 10 years     After 10 years
                                       -----------------------------------------------------------------------------
                                        Amount    Yield    Amount      Yield      Amount     Yield    Amount  Yield
                                       -----------------------------------------------------------------------------
                                                              (in millions, except percentages)

Corporate debt securities .............Rs. 487    10.4%   Rs. 1,581    10.6%    Rs. 1,358     11.1%   Rs.   --   --%
Other debt securities .................     --      --           --      --             1       --          --   --
                                       -------            ---------             ---------             --------
Total interest-earning securities .....Rs. 487    10.4    Rs. 1,581    10.6     Rs. 1,359     11.1          --   --
                                       =======            =========             =========             ========
Total amortized cost ..................Rs. 483      --    Rs. 1,566      --     Rs. 1,344       --          --   --
Total market value ....................    487      --        1,581      --         1,359       --          --   --

Technology

     We believe information technology is a strategic tool for our business operations to gain competitive advantage and to improve overall productivity and efficiency of the organization. Information technology also assumes a critical role in enhancing our ability to monitor and control credit and market risk. We have made substantial investments in technology over the past few years. We believe we are a leader in technology in the Indian financial services, particularly in the delivery of banking products, treasury operations and risk management functions. We have based our information technology focus on:

o building our technology infrastructure to capitalize on advances in telecommunications and data processing; and

o applying Internet-related technologies to existing product offerings and to create new business opportunities through the Internet.

     Building Our Technology Infrastructure

     We were one of the first financial institutions in the country to put in place a nationwide data communications network connecting all our offices. During fiscal 2000, we implemented an upgraded network across all our locations. By implementing a shared network, which can be used by both wholesale and retail businesses, we believe that we can better utilize our network infrastructure at a lower cost. We propose to use this network for all our communication needs, subject to prevailing regulation. We have also established a sophisticated data center in Mumbai designed to operate on a 365 day a year, 24 hours a day basis.

     During fiscal 2000, we also set up four call centers across the country for effective servicing of all our retail clients. These centers are equipped with sophisticated telecommunication equipment, including a voice switch, an interactive voice response unit, computer telephony interface, automated call dispatch and state-of-the-art phones and headsets.

     We also implemented a series of product specific systems for our retail operations that have allowed us to expedite the processing of our retail products.

     ICICI Infotech

     ICICI Infotech, an ISO 9001 certified company, is our data processing arm and has evolved from being a transaction processing house to an information technology solutions provider with expertise in key technologies like workflow management tools, web technologies and software development.

     During fiscal 2000, the staff of all IT departments of our group companies were transferred to ICICI Infotech. ICICI Infotech meets all IT requirements for the entire ICICI group. This has resulted in better development of human capital along the lines of best practices in the IT industry. It has also helped in achieving critical mass and enhanced utilization of domain and technical expertise in key areas. It has also resulted in shared networks, common business solutions, the development of common IT policies and procedures and shared expertise on specific projects.

     The three main areas of business for ICICI Infotech are:

     o    software consultancy and development services;

     o    IT enabled services like transaction processing; and

     o    IT infrastructure and facilities management services.

     ICICI Infotech has a dedicated team to service the ICICI group. During fiscal 2000, ICICI Infotech was able to build a large skill base and project management capabilities by executing several large projects for ICICI group companies. During fiscal 2000, ICICI Infotech also put in place a business development and implementation team for sourcing and developing external businesses. ICICI Infotech intends to focus on software development relating to the financial sector, web-based technologies and real time software. The services of ICICI Infotech will include onsite projects and combined onsite / offshore delivery mechanisms.


     ICICI Infotech purchased for Rs. 17.8 million (US$ 407,789) the business of Rohan Software Private Limited, a company focused on software consultancy and development for the banking industry, in fiscal 2000. Rohan Software had assets of Rs. 4.5 million (US$ 105,217) at year-end fiscal 1999 and net income of Rs. 8.4 million (US$ 192,651) in fiscal 1999. This acquisition has facilitated ICICI Infotech's recent entry into providing software solutions for the banking industry.

     ICICI Infotech has applied technology in its business processes to achieve the best operating parameters. It has in place an integrated document imaging and management system for handling investor correspondence and has leveraged technological skills to enable the handling of a large volume of transactions. ICICI Infotech is currently upgrading and streamlining its methodologies and systems to handle all processing requirements arising from our retail business. ICICI Infotech has also leveraged its understanding of information and process management and has built the requisite capabilities to offer information-related services as well as software solutions for transaction processing.

     Applying Internet-related Technologies


     We believe that the Internet has created significant opportunities for financial services providers to lower costs, enhance accessibility and improve overall customer service, convenience and satisfaction. We have tried to use this medium to:

     o    web-enable existing product offerings to create value; and

     o    create new business opportunities through the Internet.

       Web-enabling existing product offerings to create value

     By web-enabling our products, we have ensured multi-location, low-cost access to our services on a 24-hour basis, achieved increased customer acquisition and customer retention, improved customer service and achieved significant cost savings. We believe that the increasing number of Internet users in India, the demographic characteristics of these users and the relative flexibility and convenience offered by the Internet provides a unique opportunity to create value for our customers and us. It also provides us an opportunity to cross-sell the group's products and services. We intend to continue to use Internet as an important delivery channel for the distribution of our products and services.

     Internet banking services - Retail. We believe that Internet banking will provide us with a wide range of potential benefits, including increased revenue, wider market reach, entry into new market opportunities, decreased costs and improved customer retention. ICICI Bank was the first bank to offer Internet-based banking services in India. In November 1997, Bank Technology News International listed ICICI Bank as one of 43 "Truly Internet Banks" outside the United States. The Financial Times and UUNET of the United Kingdom rated ICICI Bank's website as highly commended "Business Website of 1997" and "Business Website of 1998". During fiscal 2000, Forbes Global, the leading international magazine, reviewed ICICI Bank's Internet banking services in their story regarding fifteen leading Internet banking services across the world.

     Internet banking services - Corporate. In August 1999, ICICI Bank launched an Internet banking service, "Corporate Infinity" to deliver a full range of high quality financial services to corporate customers at their offices. This integrated client interface product allows the corporate customers to have a single point of contact for their entire relationship with us. Corporate Infinity offers, among other services, the following:

     o    details of transactions with the ICICI group;

     o    real-time access to financial markets;

     o system-generated alerts including principal and interest payment dates; and

     o    online fund transfers.

     Payment services - closed-user group. In fiscal 2000, ICICI Bank launched online electronic payment facilities for ICICI group's corporate customers and their suppliers and dealers as a closed group, where the entire group is required to maintain bank accounts with ICICI Bank. We use the Internet as the delivery platform for this business-to-business electronic commerce product, which we call "i-payments". Under this service, all payments from our corporate customers to their suppliers and payments from the dealers to our corporate customers are made electronically. This service offers a high level of convenience since no physical instruments are required, all transactions are done online and the information may be viewed on the Internet. This product can be customized to meet specific requirements of individualcustomers, and has permitted the group to build new relationships with leading corporates of India.

     Open payment gateway. Subsequent to year-end fiscal 2000, we have set up a payment gateway, "Payseal", to facilitate secured online business-to-consumer
(B2C) e-commerce transactions. Currently, Payseal is used in some of the leading portals in India for payment services. We are currently working on setting up a payment gateway to facilitate business-to-business e-commerce transactions. The payment gateway is owned by ICICI ePayments Limited, a wholly owned subsidiary of ICICI, and is being implemented by Compaq India, QSI Payment Technologies, Australia and Financial Software & Systems Private Limited.

     Web brokering. We launched web broking services through our wholly owned subsidiary, ICICI Web Trade Limited, in April 2000. This service involves online integration of the customer's depositary share account, bank account and securities brokerage account with us. We expect our web broking service to be a key driver in customer acquisition and retention.

       Create new business opportunities on the Internet.

     We believe that the Internet is going to become a mainstream distribution channel in the near future, and have tried to establish a presence by building portals catering to a variety of product and lifestyle requirements. Some of our key initiatives are discussed below.

     Indiahomeseek.com. We launched a housing portal, Indiahomeseek.com, which provides customers with a one-stop solution to all their financial and information needs related to housing including property searches, procedural requirements and the option to apply online for a home loan.

     Traveljini.com. We have launched a travel site under the brand name Traveljini.com in July 2000. It is a powerful click-and-brick model through its relationship with travel agents. It offers a wide range of online services including air booking, hotel booking, car booking, package tour bookings and other travel products and services.

     Billjuction.com. We have also launched a bill-payment portal under the brand name Billjunction.com in May 2000. It is positioned as a one-stop electronic bill presentment and payment portal allowing customers (of any bank) to use their bank accounts to pay multiple billers. This is the first site of its kind in India and enables customers of Indian public sector banks that do not offer Internet banking also to pay their bills online.

     Cafemumbai.com. With an intention to enhance our retail relationships, we launched cafemumbai.com in May 2000 which is a city specific portal catering to the people and travelers in Mumbai.

     We also make equity investments in select companies in the Internet space in areas including business-to-consumer solutions, business to business solutions and Internet-enabling technologies which have a strategic fit with our e-commerce initiatives. These investments have potential for value creation and offer synergies with our other Internet offerings and investments.

     Competition

     We face strong competition in all our principal areas of business from other long-term lending institutions, Indian and foreign commercial banks, investment banks and other non-bank financial institutions. We believe that our principal competitive advantage over our competitors arises from our long-standing customer relationships, our use of technology, our innovative products and services and our highly motivated and skilled employees. Because of these factors, we believe that we have a strong competitive position in the Indian financial services market. We evaluate our competitive position based on our principal lines of business, project finance, corporate and working capital finance, retail banking and investment banking.

     Project Finance

     In project finance, our primary competitors are established long-term lending institutions. In recent years, Indian and foreign commercial banks have sought to expand their presence in this market.

     We believe we have a competitive advantage due to our strong market reputation and expertise in risk evaluation and mitigation and our ability to raise fixed rate long-term funding in the domestic market at competitive rates. We believe that our in-depth sector specific knowledge has allowed us to gain credibility with project sponsors, overseas lenders and policy makers. Our capabilities in understanding risks, policy related issues in the infrastructure and oil, gas and petrochemicals sectors as well as our advisory, structuring and syndication capabilities have been instrumental in making us the preferred lead financier in these areas. According to publicly available data, ICICI's share of total approvals by long-term lending institutions, investment institutions and specialized financial institutions increased from 39.4% in fiscal 1999 to 42.9% in fiscal 2000 and ICICI's share of total disbursements increased from 34.1% in fiscal 1999 to 38.5% in fiscal 2000.

     Corporate Finance and Working Capital Finance

     In corporate finance and working capital finance, we face strong competition from other long-term lending institutions, public sector banks, foreign banks and other new private sector banks. Our principal competition in corporate lending comes from public sector banks, which have built extensive branch networks that have enabled them to raise low-cost deposits and, as a result, price their loans very competitively. Supported by their large retail deposit bases, public sector banks have over 80.0% of the market share for working capital financing. Traditionally, foreign banks have been active in providing trade finance and other short-term financing products to the top tier of Indian corporations. Although we are a relatively new entrant to this business, we believe we have a competitive advantage due to our strong corporate relationships, our ability to offer value-added structured products, our ability to use technology to provide innovative products and services and our efficient services and prompt turnaround times. This advantage is demonstrated in the rapid growth of our corporate finance and working capital finance business.

     Retail Banking

     The retail credit business in India is in an early stage of development. As per-capita income levels grow, we expect strong growth in retail lending, particularly in urban centers. In the retail markets, competition is primarily from non-bank finance companies, foreign and Indian commercial banks and housing finance companies. Foreign banks have the product and delivery capabilities but are likely to focus on the upper income segments. By using low-cost multiple channels for product delivery, superior technology, hiring experienced professionals to develop and market products and leveraging on existing retail investors and infrastructure, we expect to gain a significant share in this emerging market.

     Indian commercial banks attract the majority of retail bank deposits, historically the preferred retail savings product in India. ICICI has sought to offset these advantages by using a highly successful marketing campaign which prominently features the ICICI brand name, offering bonds at any time, employing agents to increase investor awareness and providing liquidity through market-making. ICICI has increasingly benefited from stronger demand from the retail market for its bonds, as a result of these strategies combined with its reputation as a well-managed institution. ICICI will actively use technology to offer new products and win new accounts by offering superior service. ICICI Bank, like other commercial banks, raises retail banking deposits. ICICI Bank has capitalized on ICICI's corporate relationships to gain individual customer accounts through payroll management products such as Power Pay and will continue to pursue a multi-channel distribution strategy utilizing physical branches, ATMs, telephone banking call centers and the Internet to reach customers.

     Investment Banking

     In investment banking, our principal competition comes from other domestic investment banks and investment banking divisions of foreign banks and foreign investment banks, which may or may not have a local presence. We believe that our well-established corporate relationships, our product structuring and advisory skills and in-depth understanding of the local markets and local investor base provide us with a competitive edge.

Other Activities

     Developmental Activities

     We have played a pivotal role in the development of the Indian financial system. Since the 1970s, ICICI has promoted various entities, which have gone on to play leading roles in the Indian financial system. These entities include the Credit Rating Information Services of India Limited, which pioneered the concept of credit rating in India and is today India's leading credit rating agency; Housing Development Finance Corporation Limited, which is India's largest housing finance company; and The OTC Exchange of India, which is India's first screen-based trading system specializing in smaller companies. ICICI currently holds an equity interest of 11.2% in the Credit Rating Information Services of India Limited and 20.0% in The OTC Exchange of India.

     Technology Funding

     In recognition of the critical role of technology in industrial development, we have become one of the largest arrangers of technology financing in India, managing USAID and World Bank funds for their various technology financing programs. We do not invest our own funds in these projects, but earn advisory fees and gain expertise in emerging technologies and business areas.

     Social Initiatives

     As a corporate citizen, we have endeavored to improve the lives of our fellow citizens and strengthen our bonds with society. We have made efforts to connect our business activities to wider social objectives emphasizing the social responsibility of business enterprises. We provide financial and technical support to various charitable, educational and social welfare organizations. During fiscal 2000, we consistently supported a diverse range of projects in the focus areas of education and healthcare. We are committed to social development and will continue to provide support and catalyze the progress of the relatively underprivileged sections of society.

     Management Education

     We have also played an important role in setting up and supporting various programs imparting management and technical education. We have also offered our expertise to development financial institutions in developing countries such as Bhutan, Ghana, Nepal, Sri Lanka and Uganda.

     With the objective of establishing a world class business school in India, we have joined an initiative of leading Indian corporations and international firms in setting-up the Indian School of Business at Hyderabad, India. This business school is affiliated with Northwestern University's J.L. Kellogg Graduate School of Management and the University of Pennsylvania's Wharton School.

Subsidiaries and Affiliates

     We operate through a number of subsidiaries and affiliated companies, including ICICI Bank, our majority-owned banking subsidiary, and ICICI Securities, our investment banking subsidiary. All of these subsidiaries and affiliated companies are incorporated or organized in India, except ICICI International Limited, which is organized in Mauritius.

     The following table sets forth, for the periods indicated, certain information relating to ICICI's subsidiaries and affiliates at year-end fiscal 2000.

----------------------------------------------------------------------------------------------------------------
                                                                                        Stock-
                                                           Direct or                   holders'
                                                           indirect        Total        equity        Assets at
                       Date of                           shareholding    revenue in     at March      March 31,
Name                  formation        Activities          by ICICI     fiscal 2000    31, 2000(1)     2000(1)
----------------------------------------------------------------------------------------------------------------
                                                                            (in millions, except percentages)

ICICI Bank            January     Commercial banking          62.2%      Rs. 10,469    Rs. 11,495    Rs. 120,726
      Limited(2)      1994        activities

ICICI Securities      February    Investment banking          99.9            3,000         2,555         22,673
    Finance Company   1993        activities
      Limited(3)

ICICI Infotech        March       Software consultancy       100.0              418           140            495
   Services Limited   1991        and development services;
                                  IT enabled services
                                  including, transaction
                                  processing; IT
                                  infrastructure and
                                  facilities management.

ICICI Brokerage       March       Securities broking          99.9              136            96            551
   Services Limited   1995        activities

ICICI Personal        March       Lease finance, hire-       100.0              242           563           668
      Financial       1997        purchase, factoring;
   Services Limited               distribution and
                                  servicing of retail asset
                                  products

ICICI Capital         September   Placing and                100.0              167            85            126
   Services Limited   1994        distribution of liability
                                  products

ICICI Venture Funds   January     Venture capital            100.0            1,851           317            466
      Management      1988        management
      Corporation
      Limited

ICICI International   January     Offshore financing         100.0               28            19             24
      Limited         1996        opportunities

ICICI KINFRA          January     Developing                  76.0               11             4             11
      Limited         1996        infrastructure projects
                                  in the state of Kerala

ICICI West Bengal     December    Developing                  75.9               10            12             15
      Infrastructure   1995        infrastructure projects
      Development                 in the state of West
      Corporation                 Bengal
      Limited

                                                                                   (footnotes on following page)

----------------------------------------------------------------------------------------------------------------
                                                                                        Stock-
                                                           Direct or                   holders'
                                                           indirect        Total        equity        Assets at
                       Date of                           shareholding    revenue in     at March      March 31,
Name                  formation        Activities          by ICICI     fiscal 2000    31, 2000(1)     2000(1)
----------------------------------------------------------------------------------------------------------------
                                                                            (in millions, except percentages)



ICICI Properties      January     Property holding/          100.0%     Rs.       5    Rs.      4    Rs.     300
  Limited             1999(4)     property management
                                  arm for real estate
                                  owned by ICICI group

ICICI Realty          January     Property holding/          100.0                5             4            300
  Limited             1999(4)     property management arm
                                  for real estate owned
                                  by ICICI group

ICICI Real Estate     January     Property holding/          100.0               30             9            368
  Company Limited     1999(4)     property management arm
                                  for real estate owned
                                  by ICICI group

ICICI Home Finance    May         Home financing             100.0               25           200           599
  Company Limited     1999

ICICI                 April       Trustees for bonds and     100.0               --            --             --
  Trusteeship         1999        to devise schemes for
  Services Limited                raising funds

ICICI                 March       Providing modern           100.0               --            --            338
  Knowledge Park(5)   1998        technology infrastructure
                                  to domestic and overseas
                                  corporations

ICICI Web Trade       December    Internet-based brokering   100.0              ---           200             93
  Limited             1999        services

ICICI Investment      March 2000  Investment manager         100.0               --           100             --
  Management Company              or mutual funds

Prudential ICICI      September   Investment manager          45.0              292           581            693
  Asset               1993        for mutual funds
  Management
  Company
  Limited

Prudential ICICI      August      Trustee company for         45.0                4             4             10
  Trust Limited       1993        mutual funds

__________________

(1) All financial information prepared in accordance with Indian GAAP, except where otherwise indicated in the footnotes.

(2) On a US GAAP basis, total revenues for fiscal 2000 were Rs. 10.2 billion (US$ 234 million) and assets at year-end fiscal 2000 were Rs. 130.4 billion (US$ 3.0 billion).

(3) On a US GAAP basis, total revenues for fiscal 2000 were Rs. 3.1 billion (US$ 71 million) and assets at year-end fiscal 2000 were Rs. 23.3 billion (US$ 532 million).

(4)  Date of acquisition.

(5)  Not for-profit entity.

     From year-end fiscal 2000 to August 31, 2000 ICICI has added seven more subsidiaries. The following table sets forth certain information relating to these subsidiaries.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Direct or indirect
                                  Date of                                                                          shareholding by
Name                              formation                           Activities                                         ICICI
-----------------------------------------------------------------------------------------------------------------------------------
ICICI ePayments Limited           April 2000       Operator of payment gateway infrastructure                            100.0%

ICICI Infotech Inc.               May 2000         Software consultancy and development services                         100.0

Ivory International Inc.          June 2000        Software services provider                                            100.0

ICICI Securities Holding Inc.     June 2000        Holding company for overseas operations of ICICI Securities           100.0

ICICI Securities Inc.             June 2000        Investment banking activities in United States                        100.0

ICICI Prudential Life Insurance   July 2000        Life insurance business                                               100.0
 Company Limited

Cafe Network Limited              July 2000        Provider of localized content through city-specific portals           100.0

Risk Management

     As a financial services group, we are exposed to specific risks that are particular to our lending and trading businesses and the environment within which we operate. Our goal in risk management is to ensure that we understand, measure and monitor the various risks that arise and that our organization adheres strictly to the policies and procedures which are established to address these risks. As a financial services group, we are primarily exposed to credit risk, market risk, liquidity risk, operational risk and legal risk.

     In early 1997, ICICI established a central Risk Management Group with a mandate to identify, assess, monitor and manage all our principal risks in accordance with well-defined policies and procedures. The Risk Management Group is led by a Senior General Manager reporting directly to the Managing Director and Chief Executive Officer. The Risk Management Group coordinates with representatives of our business units to implement our risk methodologies. The Risk Management Group is completely independent of all business operations and is accountable to the Audit Committee of ICICI's board of directors. For a discussion of the Audit Committee, see "Management".

     As shown in the following chart, the Risk Management Group is organized into four sub-groups: Credit Risk Management, Market Risk Management, Analytics and Audit. The Analytics Unit develops proprietary quantitative techniques and models for risk measurement.


                                -----------------------------------------
                                Managing Director         Audit Committee
                                     & CEO                  of the Board
                                -----------------------------------------
                                                  |
                                                  |
---------------------------------------------------------------------------------------------------------
                                        Senior General Manager
                                       (Risk Management Group)
                                                    |
                                                    |
---------------------------------------------------------------------------------------------------------
Credit Risk                Market Risk
Management                 Management
Department                 Department               Analytics Unit           Audit Department
--------------------       ---------------------    -------------------      ----------------------------
o  Formulating             o Developing and         o Development of         o Comprehensive
   firm-wide credit          implementing market      proprietary models       coverage of
   risk policies and         risk measurement         for risk                 operational risk
   operational               methodologies            measurement              inherent in all
   guidelines              o Approval of all                                   areas of business
o  Sectoral analysis         new products                                    o Initiation of systems
   and review              o Monitoring market                                 audit in information
o  Credit portfolio          risk exposures                                    technology-intensive areas
   analysis                o Analysis,
                             monitoring and
                             reporting of asset-
                             liability positions



     We are increasingly integrating risk management, performance measurement and capital allocation in a comprehensive integrated framework to allow for better understanding of these areas and efficient allocation of economic capital.

     Credit Risk

     In our lending operations, we are principally exposed to credit risk. Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any financial contract with us, principally the failure to make required payments on loans due to us. We currently measure, monitor and manage credit risk for each borrower and also at the portfolio level. We have a structured and standardized credit approval process which includes a well-established procedure of comprehensive credit appraisal.

     ICICI's Credit Risk Management Department formulates company-wide risk policies and operational guidelines for the functioning and control of business units. This department has been instrumental in re-engineering our credit processes, specifically our risk evaluation methodologies and our control systems. The department has also implemented an automated Credit Risk Information System that enables sharing of information regarding the borrower between the business units and the Credit Risk Management Department. This system also assists in the analysis of information provided by our business units and external sources.

     Credit Approval Authority

     ICICI has established three levels of credit approval authorities for its corporate banking activities, the Credit Committee of the board of directors, the Management Committee and the Executive

Committee. In corporate banking activities, all corporate credit proposals must be approved by one of these committees, and no individual officer has the authority to approve a loan. The Credit Committee has the power to approve all financial assistance. ICICI's board of directors has delegated the authority to the Management Committee, consisting of ICICI's executive directors, and to the Executive Committee, consisting of ICICI's Senior General Managers, to approve financial assistance to any company within certain individual and group exposure limits set by the board of directors.

     The following table sets forth the composition and the approval authority of these committees.

          Committee                                Members                                      Approval Authority
------------------------------------------------------------------------------------------------------------------------------------
Credit Committee of the board    Chaired by an independent director and      o  All approvals to companies with rating below
of directors                     consisting of a majority of independent        investment grade.
                                 directors.                                  o  All approvals (in practice, generally above the
                                                                                prescribed authority of the Management Committee).
                                                                             o  Approvals to a company in which any of ICICI's
                                                                                directors has an interest.

Management Committee             Chaired by the Managing                     All approvals above the prescribed authority of the
                                 Director and Chief Executive Officer and    Executive Committee generally subject to the following
                                 consisting of all executive directors.      limits:
                                                                             o  Up to 15.0% of ICICI's net owned funds(1) to a
                                                                                single entity; and
                                                                             o  Up to 30.0% of ICICI's net owned funds(1) to a
                                                                                single group of companies.

Executive Committee              Consisting of Senior General                Approvals to existing companies subject to the
                                 Managers.                                   following  limits:
                                                                             o  Up to Rs. 750 million (US$ 17 million) for each
                                                                                company with an internal credit rating of AA and
                                                                                above;
                                                                             o  Up to Rs. 500 million (US$ 11  million) for each
                                                                                company with an internal credit rating of A; and
                                                                             o  Up to Rs. 250 million (US$  6 million) for a
                                                                                company/new project with an internal rating of A-.
                                                                             In all cases, subject to adherence to limits on ICICI's
                                                                             net owned funds(1) imposed on the Management Committee
                                                                             as mentioned above.

______________
(1)  Net owned funds consist of stockholders' equity and preferred stock of a maturity of at least 20 years under Indian GAAP.

     The composition and the approval authority structure of ICICI Bank are as follows:

Authorized Executive and
       Committees                                Members                                      Approval Authority
------------------------------------------------------------------------------------------------------------------------------------
Board of directors               All the members on ICICI Bank's                All approvals (in practice, generally above the
                                  board of directors.                           prescribed authority of the Committee of Directors).

Committee of Directors           Chaired by an independent director and         All approvals to companies up to Rs. 400 million
                                 includes four other directors including,       (US$ 9 million).
                                 the Managing Director and Chief Executive
                                 Officer.

Investment Committee             Managing Director and Chief Executive          All approvals for subscribing to debentures,
                                 Officer, heads of corporate banking, retail    preferred stock, bonds and commercial paper.
                                 banking, risk management, domestic treasury
                                 and foreign exchange treasury and the chief
                                 financial officer.

Managing Director and Chief                                                     All approvals up to Rs. 160 million
Executive Officer                                                               (US$ 4 million).

Credit Committee of Executives   Heads of corporate banking, retail banking     In the absence of the Managing Director and Chief
                                 and risk management and the chief financial    Executive Officer, all approvals within the
                                 officer                                        prescribed authority of the Managing Director and
                                                                                the Chief Executive Officer.

Head of Corporate Banking                                                       All approvals up to Rs. 100 million (US$ 2 million).

       Credit Risk Assessment Procedures

     In order to assess the credit risk associated with any financing proposal, we assess a variety of risks relating to the proposed borrower and risks relating to the project and the relevant industry. Borrower risk is evaluated by considering:

     o the financial position of the borrower by analyzing its financial condition including profitability, cash flow and balance sheet;

     o    the borrower's relative competitive position within its industry;

     o    the borrower's historical payment record to lenders;

     o    the financial resources of the sponsors; and

     o    the quality of management.

     To facilitate our risk assessment, we maintain detailed information on our clients and their industries. We have developed a proprietary database of approximately 3,000 Indian companies, which contains current and historical financial and operating information on borrowers to whom we have provided financial assistance.

     After conducting an analysis of a specific borrower's risk and based on our analysis and outlook of the industry, we assign a credit rating for the borrower. We have eleven ratings ranging from AAA to D. Credit rating is a critical input for the credit approval process. We conduct studies on the historical default patterns of loans in order to predict defaults in the Indian context. We determine the desired credit risk spread over our cost of funds by considering the borrower's credit rating and the default pattern corresponding to the credit rating. The credit rating for every borrower is reviewed at least annually and is typically reviewed on a quarterly basis for higher risk credits and large exposures. We also review the ratings of all borrowers in a particular industry upon the occurrence of any significant event impacting the industry.

     The Credit Risk Management Department is divided into various specialized industry sub-groups. They monitor all major sectors of the economy and specifically follow industries in which we have credit exposure. We respond to any stress in an industrial segment by restricting new credits, attempting where possible to delay, deter or cancel existing commitments to that segment and in all cases monitoring the performance of our borrowers in that segment and taking remedial action as considered necessary. We adhere to Reserve Bank of India guidelines for exposures to individual borrowers and sponsor groups. See "Supervision and Regulation" for a description of these guidelines.

     The prospects and outlook for various sectors and individual borrowers are analyzed and discussed extensively by a Credit Risk Committee, which is chaired by the head of the Risk Management Group and includes senior members of ICICI's management team. This committee reviews the credit ratings of borrowers and serves as the forum for developing the sectoral outlook, which is an important input in the portfolio planning process. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the appropriate industry specialists in the Credit Risk Management Department before being submitted for approval to the appropriate approval authority. The approval process for guarantees is similar to that for fund-based facilities.

       Project Finance Procedures

     We have a strong framework for the appraisal and execution of project finance transactions. We believe that this framework creates optimal risk identification, allocation and mitigation, and helps minimize residual risk.

     The project finance approval process begins with a detailed evaluation of technical, commercial, financial, marketing and management factors and the sponsor's financial strength and experience. Once this review is completed, an appraisal memorandum is prepared for credit approval purposes. As part of the appraisal process, we generate a risk matrix, which identifies each of the project risks, mitigating factors and residual risks associated with the project. The appraisal memorandum analyzes the risk matrix and establishes the viability of the project. Typical key risk mitigating factors include the commitment of stand-by funds from the sponsors to meet any cost overruns and a conservative collateral position. After credit approval, a letter of intent is issued to the borrower, which outlines the principal financial terms of the proposed facility, sponsor obligations, conditions precedent to disbursement, undertakings from and covenants on the borrower. After completion of all formalities by the borrower, a loan agreement is entered into with the borrower.

     In addition to the above, in the case of structured project finance in areas such as infrastructure and oil, gas and petrochemicals, as a part of the due diligence process, we appoint consultants, wherever considered necessary, to advise the lenders, including technical advisors, business analysts, legal counsel and insurance consultants. These consultants are typically internationally recognized and experienced in their respective fields. Risk mitigating factors in these financings generally also include creation of debt service reserves and channeling project revenues through a trust and retention account.

     Our project finance credits are generally fully secured and have full recourse to the borrower. In most cases, we have a security interest and first lien on all the fixed assets and a second lien on all the current assets of the borrower. Security interests typically include property, plant and equipment as well as other tangible assets of the borrower, both present and future. Typically, it is our practice to lend between 60.0% and 80.0% of the appraised value of this type of collateral securities. It may take several months to complete the registration of these security interests in India. Our borrowers are required to maintain comprehensive insurance on their assets where we are recognized as payee in the event of loss. In some cases, we also take additional collateral in the form of the corporate or personal guarantees from one or more sponsors of the project and a pledge of the sponsors' equity holding in the project company. In certain industry segments, we also take security interest in relevant project contracts such as concession agreements, off-take agreements and construction contracts as part of the security package. In limited cases, loans are also guaranteed by commercial banks and, in the past, have also been guaranteed by Indian state governments or the government of India.

     Our current practice is to disburse funds after the entire project funding is committed and all necessary contractual arrangements have been entered into. Funds are disbursed in tranches to pay for approved project costs as the project progresses. When we appoint technical and market consultants, they are required to monitor the project's progress and certify all disbursements. We also require the borrower to submit periodic reports on project implementation, including orders for machinery and equipment as well as expenses incurred. Project completion is contingent upon satisfactory operation of the project for a certain minimum period and, in certain cases, the establishment of debt service reserves. We continue to monitor the credit exposure until our loans are fully repaid.

       Corporate Finance Procedures

     Our corporate finance activities are usually restricted to clients with a high investment grade credit rating. As part of the corporate loan approval procedures, we carry out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements and temporary imbalances in liquidity. Our funding of long-term core working capital requirements is assessed on the basis, among other things, of the borrower's present and proposed level of inventory and receivables. In case of corporate loans for other funding requirements, we undertake a detailed review of those requirements and an analysis of cash flows. Substantially all our corporate finance loans are fully secured by appropriate assets of the borrower.

     The focus of our structured corporate finance products is on cash flow based financings. We have developed a set of distinct approval procedures to evaluate and mitigate the risks associated with such products. These procedures include:

     o carrying out a detailed analysis of cash flows to accurately forecast the amounts that will be paid and the timing of the payments based on an exhaustive analysis of historical data;

     o conducting due diligence on the underlying business systems, including a detailed evaluation of the servicing and collection procedures and the underlying contractual arrangements; and

     o paying particular attention to the legal, accounting and tax issues that may impact any structure.

     Our analysis enables us to identify risks in these transactions. To mitigate risks, we use various credit enhancement techniques, such as over-collateralization, cash collateralization, creation of escrow accounts and debt service reserves and performance guarantees. The residual risk is typically managed by complete or partial recourse to the borrowing company whose credit risk is evaluated as described above. We have also established a strong monitoring framework to enable continuous review of the performance of such transactions.

    Working Capital Finance Procedures

     ICICI Bank provides working capital finance to clients across India. As part of the working capital finance approval process, it carries out a detailed analysis of its borrowers' working capital requirements. Credit limits are approved either by authorized executive officers or by a committee of ICICI Bank's board of directors or by the board of directors depending on the amount of the loan. Once credit limits are approved, ICICI Bank calculates the amounts that can be borrowed on the basis of monthly statements provided by the borrower and the margins stipulated. Quarterly information statements are also obtained from borrowers to monitor the performance on a regular basis. Monthly cash flow statements are obtained wherever considered necessary. Any irregularity in the conduct of the account is reported to the appropriate authority on a monthly basis. Credit limits are reviewed on an annual basis.

     Working capital facilities are fully secured by inventories and receivables. Additionally, in certain cases, these credit facilities are secured by personal guarantees of directors, or subordinated security interests in the tangible assets of the borrower including plant and machinery.

    Investment Banking Procedures

     ICICI Securities provides investment banking services, including corporate advisory, fixed income and equity services, to Indian corporate customers. All investment banking mandates, including underwriting commitments, are approved by ICICI Securities' Commitments Committee. This committee consists of the Managing Director, the Chief Operating Officer and the Senior Vice-President of ICICI Securities.

     ICICI Securities is registered with the Securities and Exchange Board of India as a merchant bank. In that capacity, ICICI Securities has decided not to engage in any lending and leasing activities and conducts only activities related to the securities markets.

    Retail Loan Procedures

     Our retail credit products presently include automobile loans, home loans, loans for consumer durable products personal loans and credit cards.

     The following chart sets forth the organizational structure of our retail lending business. Each of the divisions has separate teams for each of our retail lending products.


                            Senior General Manager
                                (Retail Loans)
                                        |
                                        |
--------------------------------------------------------------------------------
     Business head           Retail risk head        Functional heads
-------------------------                     --------------------------------------------

Sales &         Credit                         Operations   Customer            Channel
Marketing       Operations                                  Service and         Management
                                                            service quality

     Our borrowers are typically middle and high-income, salaried or self-employed individuals, and, in some cases, partnerships and corporations. We require a contribution from the borrower, typically up to 15.0% of the value of the assets purchased, and our loans are secured by the asset financed.

     We have an established process for evaluating and selecting our dealers and franchisees and there is a clear segregation between the group responsible for originating loans and the group that approves the loans. A centralized set of risk assessment criteria has been created for retail lending operations after approval by the Risk Management Group. These criteria vary across product segments but typically include factors such as borrower's income, the loan-to-value ratio and the ratio of the borrower's fixed repayment obligations to income. All applicants are also checked against a negative list of borrowers. The loan approval authority is delegated to credit officers, subject to loan amount limits, which vary across different loan products. Credit officers approve loans in compliance with the risk assessment criteria. External agencies are used to facilitate a comprehensive due diligence process including property valuation prior to the approval of home loans and visits to home or office in the case of loans to individual borrowers. Before disbursements are made, the credit officer conducts a centralized check and review of the borrower's profile.

     In order to limit the scope of individual discretion in the loan assessment and approval process, we have implemented a credit-scoring program for credit cards and are in the process of implementing it in the home loan segment. The credit-scoring program is an automated credit approval system for evaluating loan applications by assigning a credit score to each applicant based on certain demographic attributes like earnings stability, educational background and age. The credit score then forms the basis of loan evaluation. We also expect to have in place an established credit bureau along with other key lenders in the retail business, to facilitate the credit approval process.

     We have a separate credit policy team, which undertakes review and audit of credit quality across each credit approval team. We have established centralized operations to manage operating risk in the various back office processes of our retail loan business. We use customized systems for home loans, automobile loans and loans for consumer durable products, which cross-validate incoming data and compare against the key credit policy guidelines. The systems also generate reports on error rates in respect of information transfers from the sales team and credit processing team at each stage of the loan process. The Risk Management Group conducts an independent audit of processes and documents at periodic intervals. As with our other retail loan business, we stress conservative credit standards, including credit scoring and strict monitoring of repayment patterns, to minimize risks associated with the credit cards business.

     We have an independent collections unit to manage delinquency levels. The collections unit operates under the guidelines of a standardized recovery process, which has been approved by the Risk Management Group. In specific instances, we also make use of external collection agents to aid us in our collection efforts, including collateral repossession in accounts that are overdue for at least 90 days.

     Quantitative and Qualitative Disclosures About Market Risk

     General

     Market risk is the risk of loss to future earnings, to fair values, or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributed to all market risk sensitive financial instruments, including securities, loans, deposits, borrowings and derivative instruments. Our exposure to market risk is a function of our asset and liability management activities, our trading activities for our own account, and our role as a financial intermediary in customer-related transactions. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss and to reduce the volatility inherent in financial instruments. The operations of ICICI, ICICI Bank and ICICI Securities contribute most of our exposure to market risk.

     Market Risk Management Procedures

     ICICI. The Resources and Treasury Committee has now been reconstituted as the Resources, Treasury and Asset-Liability Management Committee consisting of the three executive directors of ICICI who approve funding programs (including interest rates and maturity profile), new products and various market exposure limits, and review any limit breaches. This committee which generally meets every week has been further delegated with powers for asset-liability management by the board of directors. Its role encompasses stipulating liquidity and interest rate risk limits, monitoring market risk levels by adherence to set limits, articulating the organization's interest rate view and determining business strategy, as deemed fit, in the light of current and expected business environment. For a list of other committees, see "Management--Corporate Governance".

     The minutes of each of these committee meetings are reported periodically to the board of directors. ICICI's Market Risk Management Group exercises independent control over the entire process of market risk management in the company, and recommends changes in processes and methodologies for quantifying and assessing market risk, that it feels are necessary. All new products and market risk policies are submitted for consideration to this group and only thereafter presented to the Resources, Treasury and Asset Liability Management Committee for approval. The Market Risk Management Group has also been designated as the Asset-Liability Committee's Support Group. It is now also responsible for reporting the asset-liability position to the Resources, Treasury and Asset-Liability Management Committee periodically, analyzing the same and proposing various risk limits.

     ICICI also has a middle office which independently monitors treasury activities. The middle office reports to the Head of the Market Risk Management Group. The middle office is responsible for monitoring various exposure and dealing limits, verifying the appropriateness and accuracy of various transactions, processing these transactions, tracking the daily funds position and being responsible for all treasury-related management and regulatory reporting. Through its activities, the middle office mitigates to a large extent, the operational risk inherent in treasury operations.

     In addition, periodic reviews by ICICI's internal audit department, regulators and independent accountants provide further evaluation of the controls over the market risk management process.

     The following chart sets forth the organizational structure of the groups responsible for the market risk exposure that ICICI assumes, together with a brief description of their functions.


Senior General                                                                                  Senior General
Manager - Treasury                                                                             Manager - Risk
                                                                            --------------------------------------------------------
                                                                                                Deputy General
                                                                                            Manager - market Risk
------------------------------------------------------------------------------------------------------------------------------------
Funding and Asset-         Sales and           Derivatives and               Market Risk            Middle Office
Liability                  Trading Group       Economic                      Management, Asset      Group, Settlements
--------------------------------------------------------------------      ----------------------------------------------------------
o   Liquidity              o Management of     o Development of all new     o Developing and        o Ensure compliance with market
                             ICICI's trading     product proposals            implementing market     risk limits and policies on a
                             portfolio                                        risk measurement        day-to-day basis
                                                                              methodologies         o Periodic reporting to the
o   Market borrowings                          o Development of all         o Approval of all new     Resources, Treasury and Asset
o   Transfer pricing                             market risk management       products                Liability Management Committee
o   Implementing hedging                         policies and models        o Stipulation of        o Confirmation and settlement of
    strategies for the                         o Performing macro-economic    counterparty exposure   all deals
    loan portfolio                               analysis for development     limits                o Custodial functions
                                                 of views on movements on   o Monitoring market
                                                 key economic parameters      risk exposures
                                                                           o  Approval of market risk
                                                                              management methodologies
                                                                              and policies
                                                                            o Analysis, monitoring
                                                                              and reporting of asset-
                                                                              liability positions
                                                                            o Stipulation of risk
                                                                              tolerance levels and
                                                                              policies

     ICICI Bank. ICICI Bank's board of directors reviews and approves the policies for the management of market risks and has delegated the responsibility for market risk management to the Asset Liability Management Committee. ICICI Bank's Managing Director and Chief Executive Officer chairs the Asset Liability Management Committee. ICICI Bank's Chief Financial Officer, executives of various business units and the Risk Management Department are the members of the committee. The committee generally meets on a monthly basis and reviews ICICI Bank's interest rate and liquidity gap position, formulates a view on interest rates, sets deposit and benchmark lending rates and reviews the business profile and its impact on asset liability management. Emergency meetings of the committee are convened to respond to developments in the markets and economy. The committee also sets market risk limits for trading activities. The committee reports to the Audit and Risk Committee of ICICI Bank's board of directors on a quarterly basis.

     ICICI Bank has established a middle office independent of treasury, which monitors the risks in our treasury operations and ensures adherence to various risk control limits on a daily basis. The middle office at regular intervals submits reports to the head of the Risk Management Department and the Managing Director and Chief Executive Officer on the extent of ICICI Bank's market risk exposure.

     ICICI Securities. For ICICI Securities, the Corporate Risk Management Group formulates all policies relating to market risk management, including setting of limits. The middle office of ICICI Securities monitors risks and limits on a day-to-day basis in a manner similar to the middle office of ICICI. Both the Corporate Risk Management Group and ICICI Securities middle office report to the Managing Director of ICICI Securities.

     Our exposures to market risk arise principally from interest rate risk, liquidity risk, equity risk and exchange rate risk. Each of these sources of risk and its management is discussed in the following paragraphs.

    Interest Rate Risk

     Since our balance sheet consists predominantly of rupee assets and liabilities, movements in rupee interest rates are the main source of interest rate risk. We have separate methods for managing the interest rate risk associated with our trading activities and our asset and liability management activities, as described below. While our portfolio of traded debt securities is negatively impacted by an increase in interest rates, our loan portfolio benefits from a rise in interest rates because our interest-bearing assets on an average mature sooner than our interest-bearing liabilities.

     Our primary means of measuring our exposure to fluctuations in interest rates is gap analysis, which provides a static view of the maturity and re-pricing characteristics of balance sheet positions. An interest rate gap report is prepared by scheduling all assets and liabilities according to stated or anticipated re-pricing date, or maturity date. To the extent that there is a difference in the amount of assets and liabilities maturing or being re-priced in a particular period, we are exposed to the risk that the margins on new or re-priced assets and liabilities may change.

     ICICI and ICICI Bank are both regulated by the Reserve Bank of India's guidelines on asset liability management. Pursuant to these guidelines, ICICI is required to prepare a interest rate sensitivity report on a quarterly basis from April 1, 2000. The frequency of this report is proposed to be fortnightly from April 1, 2001. ICICI Bank has been preparing and submitting interest rate sensitivity reports to the Reserve Bank of India on a quarterly basis from April 1, 1999.

     We are also exploring the feasibility of implementing more advanced statistical methods (including using a Monte Carlo scenario generation process for net interest revenue simulations and computation of the value at risk embedded in our traded security positions) in the Indian environment. If found feasible, these methods would allow us to more accurately assess the impact of complex changes in interest rates on our interest income and the market value of traded securities. These methods would also allow us to assign higher weights to the more likely fluctuations while quantifying our exposure to interest rate risk.

     Interest Rate Risk (Loan Portfolio). Our business activities involve lending and borrowing in rupees as well as foreign currencies. These activities expose us to interest rate risk. As the rupee market is significantly different from the international currency markets, our gap positions in these markets differ significantly.

     In the rupee market, most of ICICI's borrowing and lending takes place at fixed rates of interest. ICICI usually borrows for a fixed period with a one-time repayment on maturity. However, while ICICI's loans generally have similar final maturity dates as ICICI's borrowings, they repay more gradually, with principal repayments being made over the life of the loan. As a result, the average maturity of ICICI's assets is less than that of ICICI's liabilities, exposing ICICI to the risk of a decline in net interest revenue if interest rates fall.

     We have therefore established systems to monitor and minimize our asset and liability mismatches. ICICI contributes most of the asset and liability mismatches. ICICI Bank has rupee assets and liabilities that re-price much more frequently, and it consequently has significantly lower gaps.

However, since ICICI Bank is a much smaller proportion of our balance sheet, the overall gap position primarily reflects ICICI's gap position.

     In contrast to ICICI's rupee loans, a large proportion of ICICI's foreign currency loans are floating rate loans. These loans are generally funded with floating rate foreign currency funds. In addition, ICICI's fixed rate foreign currency loans are generally funded with fixed rate foreign currency funds. ICICI generally converts all its foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. As a consequence of all these steps, the foreign currency gaps are generally significantly lower than rupee gaps, representing a considerably lower exposure to fluctuations in foreign currency interest rates.

     Before August 1995, ICICI was also exposed to an additional interest rate risk because ICICI fixed interest rates on rupee loans at the time of commitment of the loan, while the disbursement on these loans could be several months from the date of commitment. In order to eliminate this risk, in August 1995, ICICI adopted a policy of fixing interest rates on rupee loans at the time of disbursement of the loan.

     Until April 1997, ICICI had only one benchmark rate of interest, which was the long-term prime lending rate. In 1997, ICICI introduced multiple prime rates, that is, a short-term prime rate for one-year loans or loans that re-price at the end of one year, a medium-term prime rate for one-year to three-year loans, and a long-term prime rate for loans with maturities longer than three years. ICICI was the first institution in India to move to a multiple set of prime rates.

     The rupee interest rate derivatives market in India is at a nascent stage. We intend to use these derivatives to the extent feasible to actively manage the asset and liability positions on our balance sheet. ICICI transacted the first set of rupee interest rate swaps in India for a notional amount of Rs. 350 million (US$ 8 million), immediately after the announcement of the interest rate swap guidelines by the Reserve Bank of India on July 8, 1999. However, since these markets are currently able to support only very small-sized transactions and limited maturities, we are constrained to follow a strategy of cash flow matching on a portfolio basis in order to contain our asset-liability mismatches. We attempt to do this through the management of the maturity structure of our incremental assets and liabilities. However, even using this route, given the highly illiquid nature of the domestic debt market with liquidity concentrated around certain maturities, it is not always possible for us to achieve a perfect hedge. Therefore, we are left with residual risk, which we seek to monitor through the interest rate gap analysis and sensitivity analysis given below.

     The following table sets forth, for the period indicated, our asset-liability gap position.

                                                                   At March 31, 2000 (1)-(7)
                                           -------------------------------------------------------------------------
                                                 Less than or      Greater than       Greater than           Total
                                                 equal to one      one year and up    five years
                                                 year              to five years
                                           -------------------------------------------------------------------------
                                                                           (in millions)
Loans, net.................................    Rs.   247,255      Rs.   236,894      Rs.   78,271      Rs.   562,420
Securities.................................              487              2,584            16,064             19,135
Fixed assets ..............................                0                  0            11,775             11,775
Other assets(8)............................          128,228             19,229            39,897            187,354
                                           -------------------------------------------------------------------------
Total assets...............................          375,970            258,707           146,007            780,684
Stockholders' equity.......................                0                  0            70,908             70,908
Debt(8)....................................          199,453            260,436            89,607            549,496
Other liabilities(8).......................          128,451              1,229            30,600            160,280
                                           -------------------------------------------------------------------------
Total liabilities..........................          327,904            261,665           191,115            780,684
Total gap before risk management positions.           48,066             (2,958)          (45,108)                 0
Risk management positions..................          (20,056)            10,554             9,683                181
                                           -------------------------------------------------------------------------
Total gap after risk management positions..     Rs.   28,010      Rs.     7,597      Rs.  (35,425)     Rs.       181
                                           =========================================================================

________________
(1) Assets and liabilities are classified into the applicable categories, based on residual maturity or re-pricing date whichever is earlier.

(2) Items that neither re-price nor mature are included in the "greater than five years" category. This includes issued equity share capital, as well as all equity investments other than those held as part of the trading portfolio.

(3) Non-performing loans of residual maturity less than three years are classified in the "greater than one year and up to five years" category and non-performing loans of residual maturity between three to five years are classified in the "greater than five years" category.

(4) Loan funds dedicated to the trading portfolio have been classified as assets in the "less than or equal to one year" category.

(5) Based on past trends, 85.0% of non-maturity deposit accounts are classified in the "greater than one year and up to five years" category and 15.0% in the "less than or equal to one year" category. Also 90.0% of interest-bearing savings deposits are classified in the "greater than one year and up to five years" category and 10.0% in the "less than or equal to one year" category.

(6) Based on past trends, non-maturity loan assets are classified in the "greater than one year and up to five years" category.

(7) The risk management positions comprise foreign currency and rupee swaps. The risk management position has been adjusted for a sum of Rs. 644 million on account of revaluation of swaps.

(8) The categorization for these items is different from that reported in the financial statements.

     The following table sets forth, for the period indicated, the amount of loans with maturities greater than one year that had fixed and variable interest rates.

                                                            At March 31, 2000
                                           ------------------------------------------------------
                                                Fixed rate      Variable rate         Total
                                                  loans           loans
                                           ------------------------------------------------------
                                                             (in millions)
Loans, net.................................      Rs. 291,581       Rs. 109,135       Rs. 400,716

     The following tables set forth, for the periods indicated, the impact of changes in interest rates on net interest revenue for fiscal 2001 from our loan portfolio, assuming a parallel shift in yield curve at year-end fiscal 2000 and 1999:

                                                              At March 31, 2000
                                           ------------------------------------------------------
                                                          Changes in interest rates
                                                              (in basis points)
                                           ------------------------------------------------------
                                                  (100)          (50)           50        100
                                           ------------------------------------------------------
                                                                (in millions)
Rupee portfolio............................    Rs.  (289)    Rs.  (145)     Rs.  145     Rs. 289
Foreign currency portfolio ................          (19)           (9)            9          19
                                           ------------------------------------------------------
Total .....................................    Rs.  (308)    Rs.  (154)     Rs.  154     Rs. 308
                                           ======================================================

                                                               At March 31, 1999
                                           ------------------------------------------------------
                                                            Change in interest rates
                                                               (in basis points)
                                           ------------------------------------------------------
                                                  (100)          (50)           50        100
                                           ------------------------------------------------------
                                                                 (in millions)

Rupee portfolio ...........................       Rs. (501)    Rs. (251)     Rs. 251     Rs. 501
Foreign currency portfolio.................              1            1           (1)         (1)
                                           ------------------------------------------------------
Total......................................       Rs. (500)    Rs. (250)     Rs. 250     Rs. 500
                                           ------------------------------------------------------

     Given our asset and liability position at year-end fiscal 2000, if interest rates decreased by 100 basis points, we expect that net interest revenue for fiscal 2001 from our loan portfolio would fall by Rs. 308 million (US$ 7 million). If interest rates increased by 100 basis points, our net interest revenue for fiscal 2001 would rise by Rs. 308 million (US$ 7 million). The amount of Rs. 308 million constitutes 3.3% of our net income for fiscal 2000. For our asset and liability position at year-end fiscal 1999, if interest rates had decreased by 100 basis points, net interest revenue for fiscal 2000 from our loan portfolio would have fallen by Rs. 500 million (US$ 11 million). If interest rates had increased by 100 basis points, net interest revenue for fiscal 2000 from our loan portfolio would have risen by Rs. 500 million (US$ 11 million). The amount of Rs. 500 million (US$ 11 million) constituted 5.4% of our net income for fiscal 2000. The reduction in sensitivity of net interest revenue for fiscal 2001 from our loan portfolio to a 100 basis point movement in interest rates, from a level of Rs. 500 million as measured at year-end fiscal 1999 to Rs. 308 million (US$ 7 million) as measured at year-end fiscal 2000, is due, in large part, to the asset-liability management strategy followed during the year, whereby we have tried to create appropriate asset-liability maturity profiles. This sensitivity analysis is for risk management purposes and assumes that we make no other changes in our portfolio. Actual changes in net interest revenue will vary from the model.

     Interest Rate Risk (Trading Portfolio). Trading activities are undertaken primarily to satisfy the investment and risk management needs of our customers and secondarily to enhance our earnings through profitable trading for our own account. A substantial proportion of our total trading portfolio consists of investments in government of India securities. ICICI Bank is required by law to invest 25.0% of its net demand and time liabilities in specified securities, and this contributes in a significant way to our total investment in government of India securities. In addition, ICICI Securities is a primary dealer in government of India securities, and a significant proportion of its portfolio consists of government of India securities as well.

     We revalue the securities held as a part of our trading book on a daily basis and recognize aggregate revaluation losses and gains on our profit and loss account. We use sensitivity analysis to measure the interest rate risk of our trading positions. We measure the change in the market value of the portfolio for a 100 basis points change in interest rates across all maturities.

     At year-end fiscal 2000, the total value of our rupee fixed income trading portfolio was Rs. 55.5 billion (US$ 1.3 billion). As set forth in the table below, if interest rates rose by 100 basis points, the value of this portfolio would fall by Rs. 1.9 billion (US$ 44 million), and if interest rates fell by 100 basis point, the value of this portfolio would rise by Rs. 2.0 billion (US$ 46 million). At year-end fiscal 1999, the total value of our rupee fixed income trading portfolio was Rs. 35.5 billion (US$ 813 million). For a 100 basis point increase in interest rates, the value of this portfolio would have fallen by Rs. 929 million (US$ 21 million). In the case of a drop of 100 basis points in interest rates, the value would have increased by Rs. 964 million (US$ 22 million). The increase in potential loss or gain between year-end fiscal 1999 and year-end fiscal 2000 is primarily due to the increase in the size of the portfolio between these two dates. This sensitivity analysis is for risk management purposes and assumes that we make no other changes in our portfolio. Actual changes in the value of this portfolio will vary from the model.

     The following tables set forth, for the periods indicated, the impact of changes in interest rates on the value of our rupee fixed income trading portfolio, assuming a parallel shift in the yield curve at year-end fiscal 2000 and 1999.


                                                                            At March 31, 2000
                                           ----------------------------------------------------------------------------
                                                                         Change in interest rates
                                                                            (in basis points)
                                           ----------------------------------------------------------------------------
                                             Portfolio           (100)          (50)            50             100
                                               Size
                                           ----------------------------------------------------------------------------
                                                                              (in millions)
Government of India securities (1).........  Rs. 46,281        Rs. 1,725       Rs.  850      Rs. (823)      Rs.  (1,619)
Corporate debt securities..................       9,239              297            146          (161)             (261)
                                           ----------------------------------------------------------------------------
Total .....................................  Rs. 55,520        Rs. 2,022       Rs.  996      Rs. (984)      Rs.  (1,880)
                                           ============================================================================



                                                                            At March 31, 1999
                                           ----------------------------------------------------------------------------
                                                                        Change in interest rates
                                                                             (in basis points)
                                           ----------------------------------------------------------------------------
                                             Portfolio           (100)          (50)            50             100
                                               Size
                                           ----------------------------------------------------------------------------
                                                                               (in millions)
Government of India securities(1)..........  Rs. 30,025          Rs. 787        Rs. 389        Rs. (389)      Rs. (770)
Corporate debt securities..................       5,470              177             87             (81)          (159)
                                           ----------------------------------------------------------------------------
Total......................................  Rs. 35,495          Rs. 964        Rs. 476        Rs. (470)      Rs. (929)
                                           ============================================================================

____________

(1) For the purpose of analysis, certain quasi-government corporate securities are included as government of India securities.

     Our total interest rate risk is a combination of our non-trading risk and our trading risk. When interest rates decrease, our trading portfolio increases in value while our non-trading income declines due to the decline in net interest revenue.

     As may be seen from the table below, while the interest rate sensitivity of the trading portfolios of ICICI Bank and ICICI Securities is high relative to the size of their net income, on a combined basis it forms a much smaller proportion of our combined net income.

     The following table sets forth, for the period indicated, the impact of changes in interest rates on the value of our rupee fixed income trading portfolio as a percentage of net income for fiscal 2000.


                                                                   Year ended March 31, 2000
                                             ----------------------------------------------------------------
                                                       ICICI         ICICI             ICICI           Total
                                                                      Bank           Securities
                                             ----------------------------------------------------------------
                                                               (in millions, except percentages)

Loss due to a 100 basis point upward move in
  interest rates.............................    Rs.   (594)     Rs.     (920)     Rs.   (366)    Rs.  (1,880)
Net income...................................         7,115             1,402             770           9,287
Loss as a percentage of net income...........           8.3%             65.6%           47.6%           20.2%

    Equity Risk

     We assume equity risk both as a part of our investment book and our trading book. The positions on our trading book are very small and are not a source of significant risk. On our investment book, investments in equity shares, preference shares and mutual fund units are essentially long-term in nature. Nearly all the equity investments are driven by our project financing activities. The decision to invest in equity shares during project financing activities is a conscious decision to participate in the equity of the company with the intention of realizing capital gains arising from expected increases in market prices, and is separate from the lending decision.

     For the purpose of valuation of our equity investments, we assess whether a decline in the fair value below the amortized cost of our equity investments is other than temporary. If a decline in fair value below the amortized cost is not temporary, we provide for the decline in the profit and loss account. A temporary decline in value is excluded from the profit and loss account, and charged directly against stockholders' equity. To assess whether a decline in value is other than temporary we consider factors like the quantum of decline in fair value, the duration for which the decline has existed, specific industry and company conditions, financial conditions of the company and dividend record.

     At year-end fiscal 2000, the fair value of our equity securities investment portfolio was Rs. 13.9 billion (US$ 318 million). At year-end fiscal 1999, the fair value of our equity securities investment portfolio was Rs. 11.2 billion (US$ 256 million).

    Exchange Rate Risk

     We seek to minimize our exposure to fluctuations in exchange rates in respect of our foreign currency loan business. We make foreign currency loans on terms that are similar to our foreign currency borrowings, thereby transferring the foreign exchange risk to the borrower. In the case of certain of our foreign currency borrowings that are on-lent in rupees, the government of India bears foreign exchange risk on these borrowings subject to certain agreements between ICICI and the government of India. Our foreign currency cash balances are generally maintained abroad in currencies matching with the underlying borrowings. We also actively use cross-currency swaps and forwards to match the currencies of our assets and liabilities and thereby hedge ourselves against exchange rate risk.

    Liquidity Risk

     Liquidity risk arises in the funding of lending, trading and investment activities and in the management of trading positions. It includes both the risk of unexpected increases in the cost of funding our asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all our liability repayments on time and fund all investment opportunities.

     Most of ICICI's liabilities are fixed maturity liabilities where the investors do not have the option of early withdrawal. Therefore, ICICI does not face significant liquidity risk on account of unforeseen withdrawals. ICICI Bank's demand and time liabilities are generally withdrawable on demand. However, ICICI Bank is required to maintain a certain percentage of demand and time liabilities, excluding inter-bank deposits, in cash reserves with the Reserve Bank of India, 8.5% currently and as investments in government of India securities, 25.0% currently, which provide it a satisfactory reserve against most unforeseen withdrawals. ICICI Bank and ICICI Securities, in its capacity as a primary dealer, have recourse to the liquidity adjustment facility and refinance window, which are short-term funding arrangements, provided by the Reserve Bank of India. See "Supervision and Regulation". In order to contain the liquidity risk relating to requirements of funds for our lending operations, we seek to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of our organization. In addition, the fact that ICICI's assets on average mature before its liabilities provides an additional liquidity comfort every year. For a further discussion, see also "-Funding".

     Liquidity may also be provided by the sale of liquid assets. ICICI maintains liquid assets such as government of India securities and short-maturity corporate paper. To ensure that sufficient liquid funds are available to meet all the available investment needs, ICICI also maintains liquid balances in the form of overnight and term bank deposits both in rupees as well as in various foreign currencies. Unlike ICICI, ICICI Bank and ICICI Securities rely, for a certain proportion of their funding, on the inter-bank market for overnight money. While generally this market provides an adequate amount of liquidity, the interest rates at which funds are made available can sometimes be volatile.

     The Reserve Bank of India adopted a directive on asset liability management in December 1999 for ICICI. Starting from April 1, 2000, ICICI is required to prepare and submit liquidity gap analysis reports on a quarterly basis. ICICI's liquidity gap (if negative) must not exceed 10.0% of outflows in the 1-14 day time category and must not exceed 15.0% of outflows in the 14-28 day time category. Similar guidelines were issued for banks in February 1999. Starting from April 1, 1999, ICICI Bank has been required to submit gap analysis reports on a quarterly basis to the Reserve Bank of India. Effective April 1, 2000, ICICI Bank's liquidity gap (if negative) must not exceed 20.0% of the outflows in the 0-28 day time category.

     Operational Risk

     As a financial institution, we are exposed to many types of operational risk. Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors.

     The Audit Department, which is a part of the Risk Management Group, is dedicated to mitigating and managing operational risks in accordance with a risk-based audit plan. This plan allocates audit resources based on their assessment of the operational risks in the various businesses. The Audit Department conceptualizes and implements improved systems of internal controls to minimize operational risk.

     Legal Risk

     The uncertainty of the enforceability of the obligations of our customers and counter-parties, including the foreclosure on collateral, creates legal risk. Changes in law and regulation could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting internal and external legal advisors.

     Derivative Instruments Risk

     We engage in limited trading of derivative instruments on our own account and generally enter into interest rate and currency derivative transactions primarily for the purpose of hedging interest rate and foreign exchange mismatches. We provide limited derivative services to selected major corporate customers and other domestic and international financial institutions, including foreign currency forward transactions and foreign currency and interest rate swaps. Our derivative transactions are subject to counter-party risk to the extent particular obligors are unable to make payment on contracts when due.

Loan Portfolio

     Our gross loan portfolio, which includes loans structured as debentures, at year-end fiscal 2000 was Rs. 596.5 billion (US$ 13.7 billion), an increase of 18.1% from Rs. 504.9 billion (US$ 11.6 billion), at March 31, 1999. Approximately 84.3% of our total loans were rupee loans at year-end fiscal 2000. All of our loans are to Indian borrowers, and we have no loans outstanding to entities outside India. In accordance with our diversification strategy, growth in the portfolio primarily reflects an increase in corporate finance and structured project finance loans to the infrastructure and oil, gas and petrochemicals sectors, which we believe have lower risk than loans to other sectors.

     Loan Concentration

     We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. We limit our exposure to any particular industry to 15.0% of our loan portfolio.

     The following table sets forth, for the periods indicated, our gross loans outstanding, including loans structured as debentures, by the borrower's industry or economic activity.


                                                                               At March 31,
                               ----------------------------------------------------------------------------------------------------
                                    1997                   1998                    1999                     2000
                               ----------------------------------------------------------------------------------------------------
                                                                        (in millions, except percentages)
Power ....................... Rs.  19,460       6.3%   Rs. 34,079      8.5%   Rs. 40,154     8.0%   Rs. 55,306   US$ 1,267     9.3%
Telecom .....................       4,011       1.3         8,235      2.2         9,867     1.9        15,980         366     2.7
Transportation ..............       2,416       0.8        11,260      2.8        17,795     3.5        18,195         417     3.0
Mining ......................         380       0.1         2,566      0.6         7,918     1.6         8,637         198     1.4
Crude petroleum and petroleum
   refining..................       5,535       1.8        22,158      5.5        44,492     8.8        51,259       1,174     8.6
Basic chemicals .............      13,080       4.2        15,589      3.9        18,864     3.7        21,884         501     3.7
Drugs .......................       4,446       1.4         5,677      1.4         6,616     1.3         7,197         165     1.2
Petrochemicals ..............       5,924       1.9         5,311      1.3         8,128     1.6         7,542         173     1.3
Plastics ....................       6,758       2.2         8,185      2.1         9,022     1.8        10,140         232     1.7
Other chemicals .............         833       0.3           311      0.1           774     0.2           344           8     0.1
Man-made fibers .............      11,908       3.9        11,261      2.8        11,832     2.3        11,509         264     1.9
Fertilizers and pesticides ..      10,844       3.5        16,798      4.2        18,493     3.7        21,172         485     3.5
Sugar .......................       6,368       2.1         7,788      2.0         7,872     1.6         9,317         213     1.6
Food products ...............       7,950       2.6         7,793      1.9         6,293     1.3         7,123         163     1.2
Textiles ....................      37,162      12.0        32,587      8.2        35,979     7.1        40,762         934     6.8
Paper and paper products ....       7,020       2.3        11,397      2.9        12,655     2.5        16,440         377     2.8
Rubber and rubber products ..       3,514       1.1         3,036      0.8         3,321     0.7         4,075          93     0.7
Cement ......................      12,983       4.2        17,592      4.4        17,069     3.4        18,011         413     3.0
Iron and steel ..............      30,071       9.7        34,469      8.6        48,908     9.7        58,483       1,340     9.8
Non-ferrous metals ..........       2,689       0.9         3,362      0.8         5,453     1.1         4,681         107     0.8
Metal products ..............       6,595       2.1         7,621      1.9         7,847     1.6         9,345         214     1.6
Machinery ...................      12,109       3.9        15,355      3.8        19,562     3.9        18,628         427     3.1
Electrical equipment ........       9,525       3.1        10,707      2.7        12,738     2.5        18,904         433     3.2
Electronics .................       7,431       2.4         9,461      2.4        11,275     2.2        12,035         276     2.0
Transport equipment .........      12,568       4.1        17,692      4.4        18,226     3.6        22,814         523     3.8
Services ....................      24,294       7.8        28,047      7.0        40,500     8.0        68,101       1,560    11.4
Other(1) ....................      43,155      14.0        51,304     12.8        63,223    12.4        58,621       1,343     9.8
                               ----------------------------------------------------------------------------------------------------
Gross loans ................. Rs. 309,029     100.0%   Rs.399,641   100.0%    Rs.504,876   100.0%   Rs.596,505  US$ 13,666   100.0%
                               ---------------=====-----------------=====------------------=====-----------------------------======
Allowance for credit losses .     (17,689)                (22,457)               (28,524)              (34,085)      (781)
Net loans ................... Rs. 291,340              Rs.377,184             Rs.476,352            Rs.562,420  US$ 12,885
                              ===========              ==========             ==========            ======================

______________

(1) Other principally includes shipping, printing, mineral products, glass and glass products, watches, healthcare, leather and wood products industries and retail finance assets.

     The sectoral assets outstanding in fiscal 1996 displayed similar trends as in fiscal 1997, 1998, 1999 and 2000. There has been an increase in the assets in the infrastructure, petroleum and services sectors, while there has been a decrease in the proportion of assets in the man-made fibers, textiles and basic chemicals sectors.

     At year-end fiscal 2000, our 20 largest borrowers accounted for approximately 24.6% of our total loan portfolio, with the largest borrower accounting for approximately 2.9% of our total loan portfolio. The largest group of companies under the same management control accounted for approximately 5.4% of our total loan portfolio. At year-end fiscal 2000, none of our 20 largest borrowers was classified as non-performing.

     An increasing proportion of our long-term lending particularly in infrastructure financing is being provided in the form of debentures since we expect that in the future these debentures can be sold in secondary debt markets in India. This structure is intended to facilitate a transfer of the assets and provide flexibility in managing the exposure and liquidity of the balance sheet. At year-end fiscal 2000, about 13.7% of our total loan assets outstanding were in the form of debentures.

     Geographic Diversity

     Our portfolio is geographically diversified throughout India, primarily reflecting the location of our corporate borrowers. The states of Maharashtra and Gujarat, the two most industrialized states in India, account for the largest proportion of the total loan portfolio with 24.8% and 16.3%, respectively, at year-end fiscal 2000.

     Loan Portfolio by Categories

     The following table sets forth, for the periods indicated, our gross rupee and foreign currency loans by business category.


                                                                           At March 31,
                                            ------------------------------------------------------------------------------
                                                  1997           1998            1999             2000            2000
                                            ------------------------------------------------------------------------------
                                                                           (in millions)
Wholesale banking(1)
  Rupee.................................... Rs. 190,495      Rs. 256,992      Rs. 336,289      Rs. 415,548       US$ 9,520
  Foreign currency.........................      79,058           92,055           88,557           89,905           2,060
Working capital finance
  Rupee....................................       7,018           10,205           22,202           29,308             671
  Foreign currency.........................         248              505              494            2,268              52
Leasing and related activities (2)
  Rupee....................................      17,688           30,302           49,942           45,299           1,038
  Foreign currency.........................         500              349            1,530            1,467              34
Other(3)
  Rupee....................................      14,022            9,233            5,862           12,710             291
  Foreign currency.........................          __               __               __               __              __
Gross loans
  Rupee....................................     229,223          306,732          414,295          502,865          11,520
  Foreign currency.........................      79,806           92,909           90,581           93,640           2,146
Total gross loans..........................     309,029          399,641          504,876          596,505          13,666
                                            ------------------------------------------------------------------------------
  Allowances for credit losses.............     (17,689)         (22,457)         (28,524)         (34,085)           (781)
                                            ------------------------------------------------------------------------------
Net loans.................................. Rs. 291,340      Rs. 377,184      Rs. 476,352      Rs. 562,420      US$ 12,885
                                            ==============================================================================

___________

(1) Wholesale banking includes project finance and corporate finance but excludes leasing and related activities.

(2) Leasing and related activities includes leasing, hire purchase and receivable financing.

(3) Other includes bills discounted, inter-corporate deposits, lines of credit and retail finance assets.

     The proportion of foreign currency loans to our total loans was higher at year-end fiscal 1996. The proportion of foreign currency loans to our total gross loans has reduced steadily from 23.2% at year-end fiscal 1998 to 15.7% at year-end fiscal 2000 due to a decrease in demand for these loans.

     Loans to New Companies

     In addition to normal business risks, loans to new companies for projects under implementation carry the additional risk of not being completed in time and may result in delays in the ability of the project to generate revenues.

     The following table sets forth, for the periods indicated, our gross performing loans to new companies for projects under implementation in the infrastructure, oil, gas and petrochemicals and manufacturing sectors and the proportion of these loans to the total loans outstanding (including project finance, corporate finance and working capital finance loans) in the respective sectors.


                                                                                At March 31,
                                     -----------------------------------------------------------------------------------------------
                                              1997               1998                1999                      2000
                                     -----------------------------------------------------------------------------------------------
                                                                      (in millions, except percentages)
Infrastructure ..................... Rs.  6,299    24.0%  Rs. 22,309    39.7%   Rs. 19,075    25.2%   Rs. 28,493   US$   653   29.0%
Oil, gas and petrochemicals.........      6,410    10.8       15,547    18.2        15,144    12.8        18,934         434   14.4
Manufacturing sector................     16,324     7.3       17,542     6.8        10,273     3.3        15,626         358    4.3
                                     ----------           ----------            ----------            ----------------------
Total .............................. Rs. 29,033           Rs. 55,398            Rs. 44,492            Rs. 63,053   US$ 1,445
                                     ==========           ==========            ==========            ======================

     There was a significant increase in our gross performing loans to new companies for projects under implementation in fiscal 2000 in the infrastructure sector as we increased our exposure to this sector by selectively providing structured finance to large projects in power and telecom sectors. The exposure to projects under implementation has increased in oil, gas and petrochemicals sector in fiscal 2000 as we increased our funding to one of the largest oil refineries in the world which came on-stream last year.

Non-Performing Loans

     The following discussion of non-performing loans is based on US GAAP. For classification of non-performing loans under Indian regulatory requirements, see "Supervision and Regulation".

     Impact of Economic Environment on the Industrial Sector

     The Indian economy has been impacted by the negative trends in the global marketplace, particularly in the commodities markets, which impaired the operating environment of the industrial sector, particularly in fiscal 1999. The manufacturing sector has also been adversely impacted by several other factors, including a slowdown in industrial growth from 1997 to 1999, the restructuring of certain Indian companies in sectors such as iron and steel and man-made fibers, and increased competition arising from economic liberalization in India. The adverse impact of these factors continued in fiscal 2000 as certain corporates have had to restructure their operations to deal with the financial stress they had encountered. Certain Indian corporations are gradually coming to terms with this new competitive reality through a process of restructuring and repositioning. This restructuring process is taking place in several industries, primarily in sectors where many small, uneconomic manufacturing facilities were established. This has led to stress on the operating performance of Indian corporations and the impairment of some loan assets in the financial system, including some of our assets.

     The following table sets forth, for the periods indicated, our gross non-performing rupee and foreign currency loan portfolio by business category.

                                                                                At March 31,
                                           ------------------------------------------------------------------------------
                                                1997            1998              1999             2000          2000
                                           ------------------------------------------------------------------------------
                                                                 (in millions, except percentages)
Wholesale banking(1)....................... Rs. 28,389       Rs. 41,298       Rs. 53,491       Rs. 64,456      US$  1,477
  Rupee....................................     21,255           27,718           34,024           44,470           1,019
  Foreign currency.........................      7,134           13,580           19,467           19,986             458
Working capital finance....................        187              604            1,291            1,127              26
  Rupee....................................        187              604            1,291            1,110              25
  Foreign currency.........................         --               --           --                   17               1
Leasing and related activities(2)..........         97            1,855            2,360            2,965              68
  Rupee....................................         97            1,855            2,360            2,965              68
  Foreign currency.........................         --           --               --                 --              --
Other(3)...................................         98            1,366            1,345              572              13
  Rupee....................................         98            1,366            1,345              572              13
  Foreign currency.........................         --           --               --                 --              --
Total non-performing loans
  Rupee....................................     21,637           31,543           39,020           49,117           1,125
  Foreign currency.........................      7,134           13,580           19,467           20,003             459
                                           ------------------------------------------------------------------------------
Gross non-performing loans.................     28,771           45,123           58,487           69,120           1,584
Allowance for credit losses................    (17,689)         (22,457)         (28,524)         (34,085)           (781)
                                           ------------------------------------------------------------------------------
Net non-performing loans................... Rs. 11,082       Rs. 22,666       Rs. 29,963       Rs. 35,035      US$    803
                                           ==============================================================================

Gross loan assets.......................... Rs.309,029       Rs.399,641       Rs.504,876       Rs.596,505      US$ 13,666
Net loan assets............................    291,340          377,184          476,352          562,420          12,885
Gross non-performing loans as a
  percentage of gross loan assets..........       9.31%           11.29%           11.58%           11.59%

Net non-performing loans as a
  percentage of net loan assets............       3.80             6.01             6.29             6.23

___________________

(1) Includes project finance and corporate finance excluding leasing and related activities.

(2)  Includes leasing, hire purchase and receivable financing.

(3) Includes bills discounted, inter-corporate deposits, lines of credit and retail finance assets.

     Recognition of Non-Performing Loans

     ICICI identifies loans as non-performing and places them on a non-accrual basis once it determines that interest or principal is past due beyond specific periods or that the payment of interest or principal is doubtful. Regarding interest or principal that is past due beyond specified periods, ICICI classifies loans as non-performing when interest is past due for 180 days (typically two interest payments) or principal is past due for 365 days (typically four principal repayments). Payments on most loans are on a quarterly basis. "Past due" means any amount that is outstanding for one month beyond the due date. ICICI Bank classifies loans as non-performing when interest or principal is overdue for 180 days (typically two payment periods). In addition, under US GAAP, we provide for loan losses based on our internal subjective assessment of the possibility of recovery of such loans based principally on the realizable value of collateral.

     We do not recognize interest on non-performing loans or credit interest to our income account unless it is collected. Any interest accrued and not received on non-performing loans is reversed and charged against current earnings. We return non-performing loans to accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a sustained period of repayment performance in accordance with the contractual terms for at least one year.

     Our non-performing loans net of allowances for credit losses increased by Rs. 5.1 billion (US$ 116 million) in fiscal 2000 to Rs. 35.0 billion (US$ 803 million) at March 31, 2000. Net non-performing loans were 6.23% of our total net loan assets at year-end fiscal 2000 compared to 6.29% at year-end fiscal 1999.

     Sectoral Analysis of Non-Performing Loans

     The following table sets forth, for the periods indicated, our gross non-performing loans by borrowers' industry or economic activity and as a percentage of our gross non-performing loans.

                                                                           At March 31,
                                 -------------------------------------------------------------------------------------------------
                                          1997                 1998                  1999                       2000
                                 -------------------------------------------------------------------------------------------------
                                                                 (in millions, except percentages)

Basic chemicals ..............  Rs. 1,459      5.1%   Rs. 1,931      4.3%   Rs. 3,711      6.3%   Rs. 4,405      US$ 101       6.4%
Drugs ........................        305      1.1        2,161      4.8        2,447      4.2        2,481           57       3.6
Petrochemicals ...............        775      2.7          791      1.8          701      1.2          879           20       1.3
Plastics .....................        972      3.4        1,231      2.7        3,710      6.3        3,837           88       5.6
Other chemicals ..............         31      0.1           52      0.1            6       --           48            1       0.1
Man-made fibers ..............      3,512     12.2        6,443     14.3        6,599     11.3        7,548          173      10.9
Fertilizers and pesticides ...        499      1.7          552      1.2          549      0.9          519           12       0.8
Sugar ........................        594      2.1          702      1.6          499      0.9        1,609           37       2.3
Food products ................      2,287      7.9        2,942      6.5        3,111      5.3        3,318           76       4.8
Textiles .....................      1,882      6.5        4,228      9.4        5,044      8.6        8,254          189      11.9
Rubber and rubber products ...        373      1.3          490      1.1          612      1.0          629           14       0.9
Paper and paper products .....        832      2.9          960      2.1        1,263      2.2        3,485           80       5.0
Cement .......................      1,660      5.8        2,070      4.6        2,013      3.4        1,671           38       2.4
Iron and steel ...............      2,691      9.4        4,324      9.6        5,695      9.7        6,403          147       9.3
Non-ferrous metals ...........        471      1.6          628      1.4          757      1.3          853           19       1.2
Metal products ...............        938      3.3          882      2.0        2,957      5.1        3,455           79       5.0
Machinery ....................        653      2.3        1,317      2.9        1,943      3.3        2,085           48       3.0
Electrical equipment .........        756      2.6        1,114      2.4        1,453      2.5        2,312           53       3.3
Electronics ..................      2,143      7.4        3,657      8.1        3,674      6.3        3,470           80       5.0
Transport equipment ..........        455      1.6          861      1.9          869      1.5          865           20       1.3
Services .....................      1,324      4.6        1,742      3.8        2,456      4.2        3,135           72       4.5
Other(1) .....................      4,159     14.4        6,045     13.4        8,418     14.5        7,859          180      11.4
                                 -------------------------------------------------------------------------------------------------
Gross non-performing
  loans(2) ...................  Rs.28,771   100.0%   Rs. 45,123   100.0%   Rs. 58,487   100.0%   Rs. 69,120    US$ 1,584    100.0%
                                 -------------------------------------------------------------------------------------------------
Aggregate allowance
  for credit losses              (17,689)              (22,457)              (28,524)               (34,085)        (781)
                                 --------              --------              --------              ---------------------
Net non-performing loans       Rs. 11,082            Rs. 22,666            Rs. 29,963            Rs. 35,035      US$ 803
                                 ========             =========              ========              =====================

______________

(1) Other principally includes shipping, renewable sources of energy, lubricants, printing, mineral products, glass and glass products, watches, healthcare, leather and wood products industries and retail finance assets.

(2) At these dates, we had no non-performing loans in the power, telecommunications, transportation, mining, crude petroleum and petroleum refining sectors.

     Under Indian GAAP, gross principal of non-performing loans outstanding (determined in accordance with RB1 guidelines applicable at that time) for ICICI on an unconsolidated basis increased from Rs. 19.1 billion at year-end fiscal 1996, to Rs. 28.2 billion at year-end fiscal 1997, to Rs. 42.1 billion at year-end fiscal 1998, to Rs. 54.9 billion at year-end fiscal 1999 and to Rs.
60.2 billion at year-end fiscal 2000. For a description of the differences between Indian GAAP and US GAAP, see "Significant Differences Between Indian GAAP and US GAAP".

     The largest proportion of our non-performing loans is to the textiles, man-made fibers and iron and steel sectors. There is a risk that non-performing loans in each of these sectors and in other sectors including basic chemicals, plastics, paper and paper products, electronics and metal products sectors could increase if Indian economic conditions deteriorate or there is a negative trend in global commodity prices.


     Textiles. The textile industry has been affected adversely over the past three years by the south-east Asian economic crisis. This resulted in Indian textile exports being less competitive. Though these economies show signs of recovery now and improved offtake from the region has led to an increase in textile exports in fiscal 2000, the industry is yet to realize the financial benefits fully. The majority of our loans to small entities in these sectors have been classified as non-performing, and the balance of our exposure is primarily to large economically-sized plants with established raw material procurement systems and extensive distribution networks. At year-end fiscal 2000, we had classified 20.2% of total loans to the textiles sector as non-performing.

     Man-Made Fibers. Between 1994 and 1997, the Indian man-made fibers industry faced a situation of over-supply. This has been corrected to a certain extent during the last three years because of healthy demand growth and a slowdown in fresh capacity creation. The main challenge to the industry is the fragmented, uneconomically sized plants. The medium-term outlook for the domestic industry is improving with restructuring and consolidation occurring in the form of mergers and acquisitions. Further, worldwide demand is expected to improve with postponement of capacity additions in south-east Asia. Almost all of our loans to companies with uneconomically sized plants have already been classified as non-performing loans, and the balance of loans to this sector is primarily to large economically sized plants. At year-end fiscal 2000, we had classified 65.6% of our loans to the man-made fibers industry as non-performing. We have added no significant exposure in this sector during the past three years, and consequently the proportion of our man-made fibers portfolio to our total loan portfolio has reduced from 3.9% at year-end fiscal 1997 to 1.9% at year-end fiscal 2000.

     Iron and Steel. Over the last few years, a sharp reduction in international steel prices to historic lows has had a significant impact on the companies in the sector. In addition, a significant reduction in import tariffs over the last three years led to price competition from certain countries, significantly reducing domestic prices. Our outlook for the medium-term for the sector is positive owing to the anticipated increase in prices from the historic lows reached in fiscal 1999 and an increase in domestic consumption. In the last two years, the increase in assets in this sector has been primarily due to phased disbursements to projects that were approved earlier. A part of these loans is to projects still under implementation, which we expect to become fully operational within 12 months. The majority of our loans to fragmented capacities and small steel plants have already been classified as non-performing, and the balance of loans in this sector is primarily to economically sized plants with advanced technology. At year-end fiscal 2000, we had classified 10.9% of our assets in this sector as non-performing.

     Top Ten Non-Performing Loans

     At year-end fiscal 2000, our 10 largest non-performing loans accounted for 20.0% of our gross non-performing loan portfolio and 21.5% of our net non-performing loan portfolio.

     The following table sets forth, for the period indicated, certain information regarding our 10 largest non-performing loans. These loans are project finance assistances.


                                                        At March 31, 2000
              ----------------------------------------------------------------------------------------------------
                                                            Principal
                                        Gross              outstanding,                                Collateral
                                      principal          net of allowance                              dependent
              Industry               outstanding        for credit losses(1)     Collateral(2)         companies(3)
              ----------------------------------------------------------------------------------------------------
                                                          (in millions)

Borrower A....Plastics               Rs. 2,258             Rs. 1,671              Rs. 2,142                N.A.
Borrower B....Basic chemicals            1,842                   606                  2,499            Rs. 606
Borrower C....Paper                      1,806                 1,806                  2,693                N.A.
Borrower D....Drugs                      1,733                   878                  1,823                878
Borrower E....Man-made fibers            1,497                   437                  1,206                N.A.
Borrower F....Metal products             1,110                   296                  1,556                N.A.
Borrower G....Textiles                   1,061                   501                    813                N.A.
Borrower H....Textiles                     912                   729                  1,328                N.A.
Borrower I....Man-made fibers              842                   353                    925                N.A.
Borrower J....Man-made fibers              778                   263                  2,122                N.A.
                                    --------------------------------------------------------
Total ........                      Rs. 13,839             Rs. 7,540             Rs. 17,107
                                    ========================================================

______________

N.A.: Not applicable.

(1) The net realizable value of these loans on a present value basis is determined by discounting the estimated cash flow over the expected period of repayment by the rate implicit in the loan. Under US GAAP, the net present value of a non-performing loan includes the net present value, to the extent realizable, of the underlying collateral, if any.

(2) Collateral value is that reflected on the borrower's books, net of depreciation, or that determined by third party appraisers to be realizable.

(3) Out of the above 10 cases, collection in the cases of borrower "B" and "D" are collateral dependent. In all other cases, ICICI is primarily dependent on recovery through cash flows, collateral being of secondary importance.

     Non-Performing Loans Which Have Been Restructured

     Our non-performing loans are restructured on a case-by-case basis after our management has determined that restructuring is the best means of realizing repayment of the loan. These loans continue to be on a non-accrual status and will be reclassified as performing loans only after sustained performance under the loan's renegotiated terms for at least a period of one year.

     The following table sets forth, for the periods indicated, our non-performing loans that have been restructured through the rescheduling of principal repayments and deferral or waiver of interest.

                                                                             At March 31,
                                                -----------------------------------------------------------------------
                                                       1997         1998           1999            2000         2000
                                                -----------------------------------------------------------------------
                                                                    (in millions, except percentages)
Gross restructured loans ....................     Rs. 5,916      Rs. 9,556      Rs. 13,171      Rs. 18,546      US$ 425
Allowance for credit losses..................        (2,481)        (4,346)         (6,422)         (7,751)        (178)
                                                -----------------------------------------------------------------------
Net restructured loans.......................     Rs. 3,435      Rs. 5,210       Rs. 6,749      Rs. 10,795      US$ 247
                                                =======================================================================
Gross restructured loans as a percentage
  of gross non-performing loans..............         20.6%          21.2%           22.5%           26.8%
Net restructured loans as a percentage
  of net non-performing loans................         31.0%          23.0%           22.5%           30.8%


     Our increased focus on resolving non-performing loans has resulted in a consistent increase in gross restructured non-performing loans over the past few years.

     Interest Foregone

     Interest foregone is the interest due on non-performing loans that has not been accrued in our books of accounts. Interest foregone for loans that were on non-accrual status at year-end fiscal 2000 was Rs. 12.4 billion (US$ 283 million) in fiscal 2000, for loans that were on non-accrual status at year-end fiscal 1999, was Rs. 10.4 billion in fiscal 1999, for loans that were on non-accrual status at year-end fiscal 1998, was Rs. 8.7 billion in fiscal 1998 and for loans that were on non-accrual status at year-end fiscal 1997 was Rs.
5.7 billion in fiscal 1997.

     Non-Performing Loans Strategy

     In fiscal 1999, we established the Special Asset Management Group to find early solutions for large and complex non-performing loans. This group works closely with other banks and financial institutions and uses outside experts and specialized agencies for due diligence, valuation and legal advice to expedite early resolution. The group also seeks to leverage our corporate relationships to facilitate quicker resolution of non-performing loans. It consists of professionals with significant experience in credit management supported by a team of dedicated legal professionals. The balance of non-performing loans continues to be handled by the respective business groups.

     We place great emphasis on recovery and settlements of stressed asset portfolio and non-performing loans, and this focus has been institutionalized across our organization. Asset quality targets are a key parameter for employee performance evaluation.

     Methods for resolving non-performing loans include:

     o    early enforcement of collateral through judicial means;

     o encouraging the consolidation of troubled borrowers in fragmented industries with stronger industry participants;

     o    encouraging the financial restructuring of troubled borrowers; and

     o encouraging modernization of existing plants through technology upgrades.

     Further, we have taken concrete measures to enhance the security structures in accounts that may be under stress, including through:

     o    the pledge of sponsor's shareholding;

     o the right to convert debt into equity at par so as to facilitate transfer of control to us;

     o ensuring majority control in the board of directors of these companies;

     o continuous monitoring of the physical performance of the company's operations through independent technical consultants; and

     o    escrow mechanisms to capture cash flows.

     Allowance for Credit Losses

     The following table sets forth, for the periods indicated, movements in our allowance for credit losses.


                                                                         Year ended March 31,
                                                -----------------------------------------------------------------------
                                                    1997           1998            1999           2000           2000
                                                -----------------------------------------------------------------------
                                                                           (in millions)

Aggregate allowance for credit losses
at the beginning of the year...............     Rs. 13,423      Rs. 17,689      Rs. 22,457      Rs. 28,524      US$ 653
Add: Provisions for credit losses
  Wholesale banking(1) ....................          3,590           3,497           5,129           5,092          117
  Working capital finance..................            222             152             419             152            3
   Leasing and related activities(2).......            151             813             434             813           19
   Others (3)..............................            303             306              85             306            7
                                                -----------------------------------------------------------------------
Total provisions for credit losses.........      Rs. 4,266       Rs. 4,768       Rs. 6,067       Rs. 6,363      US$ 146
Write offs ................................             --              --              --           (802)         (18)
Aggregate allowance for credit losses
   at the end of the year..................     -----------------------------------------------------------------------
                                                Rs. 17,689      Rs. 22,457      Rs. 28,524      Rs. 34,085      US$ 781
                                                =======================================================================

____________

(1) Includes project finance and corporate finance excluding leasing and related activities.

(2)  Includes leasing, hire purchase and receivable financing.

(3) Includes bills discounted, inter-corporate deposits, lines of credit and retail finance assets.

     We conduct a comprehensive analysis of our entire loan portfolio on a periodic basis (currently done on a quarterly basis). The analysis considers both qualitative and quantitative criteria including the account conduct, future prospects, repayment history, financial performance amongst others. This comprehensive analysis includes an account by account analysis of our entire corporate loan portfolio, and an allowance is made for any probable loss on each account. In estimating the allowance, we consider the net realizable value on a present value basis by discounting the future cash flows over the expected period of recovery. Further, we also consider our past history of credit losses and value of underlying collateral. For further discussion of our allowance for credit losses, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Provisions for Credit
Losses".

     Under our US GAAP analysis of the provisions for non-performing loans, we are required to take account of the time delay in our ability to foreclose upon and sell collateral. Under US GAAP, the net present value of a non-performing loan includes the net present value of the underlying collateral, if any. We have assumed delays of between five and eight years in assessing the net present value of our collateral. As a result, even though we are over-collateralized, allowances are required under US GAAP that would not be required under Reserve Bank of India regulations or the regulations of many other countries because US GAAP takes into account the time value of money.

     When we have an equity investment for which the corresponding loan asset is impaired, an adjustment is made to record an impairment of the related equity security.

     For non-performing loans in excess of Rs. 100 million, which were 57.6% of the gross non-performing loan portfolio at year-end fiscal 2000, we follow a detailed process for each loan as outlined above to determine the allowance for credit losses to be provided. For the balance of smaller loans in the non-performing loan portfolio, we follow the classification detailed below for determining the allowance for credit losses.

       Settlement Cases

     Settlement cases include cases in which we are in the process of entering into a "one-time settlement" because we believe that the potential to recover the entire amount due (the gross principal plus outstanding interest, including penalty interest) in these cases is limited. Based on our experience, we expect to recover almost 100.0% of gross principal outstanding over a period of time and about 85.0% on a present value basis, as a result of negotiated settlements.

       Enforcement Cases

     Enforcement cases are those cases (excluding cases referred to the Board for Industrial and Financial Reconstruction or BIFR) in which we have commenced litigation. Our experience has been that only the secured portion of these loans is recoverable, on average six years from the date the loan is recalled. The realizable value of these loans on a present value basis is determined by discounting the estimated cash flow at the end of six years from the date of the recall by the average interest implicit in these loans.

      Non-Enforcement BIFR Cases

     Non-enforcement BIFR cases include cases which have been referred to the Board for Industrial and Financial Reconstruction, which are further categorized into accounts where the plant is under operation and accounts where the plant is closed. We expect that in accounts where the plant is operational, the gross principal outstanding is recoverable over seven annual payments. In respect of those accounts where the plant is closed, we expect that only the secured portion of the loan will be recoverable at the end of eight years based upon historical experience.

       Non-Enforcement Non-BIFR Cases

     Non-enforcement non-BIFR cases include cases, which are neither under litigation nor referred to the Board for Industrial and Financial Reconstruction. This category is also divided into accounts where the plant is under operation and accounts where the plant is closed. We expect that in those accounts where the plant is operational, the gross principal outstanding is recoverable over five annual payments together with a 14.0% recovery in interest due. In respect of those loans where the plant is closed, we expect that the gross principal outstanding will be recoverable over seven annual payments.

     The following table sets forth, for the period indicated, the results of our non-performing loan classification scheme.

                                                                         At March 31, 2000
                                                     ----------------------------------------------------------
                                                                            Percentage                Non-
                                                                          expected to be           Performing
                                                        Gross non-      realized on a net        loans, net of
                                                        performing        present value          allowance for
                                                         loans                basis               credit losses
                                                     ----------------------------------------------------------
                                                                    (in millions, except percentages)
Gross principal greater than Rs. 100 million           Rs. 39,791                54.4%               Rs. 21,634
Settlement cases                                            1,325                85.0                     1,126
Enforcement cases                                           9,934                42.9                     4,257
Non-enforcement BIFR cases                                  6,269                36.0                     2,256
Non-enforcement non-BIFR cases                              3,647                86.1                     3,141
Other loans                                                 8,154                32.1                     2,621
                                                     ----------------------------------------------------------
Total                                                  Rs. 69,120                50.7%               Rs. 35,035
                                                     ==========================================================


Funding

     General

     For regulatory reasons, each legal entity within the ICICI group has a separate group to manage its funding operations. The objective of each group is to ensure the stability of the funding base of its respective legal entity and to effectively manage its liquidity. These groups access funds from a wide range of financing sources, manage cash surpluses, set interest rates and hedge exposures to market risks.

     We meet our financing requirements primarily through:

     o    internally generated funds from loan repayments and interest payments;

     o    borrowings and deposits; and

     o debt, equity, equity-linked and preferred capital offerings in the domestic and international markets.

     We adjust our funding strategy with a view to minimizing funding costs, matching currencies and maturities with our lending portfolio and developing a broader investor base.

     Under the regulations of the Reserve Bank of India, of all our group companies, only ICICI Bank can accept demand deposits. ICICI can accept only term deposits and has no access to demand deposits. Pursuant to a 1998 Reserve Bank of India regulation, ICICI Securities can accept public deposits; however, in order to receive certain exemptions from other Reserve Bank of India regulations regarding reporting requirements and liquidity, the board of directors of ICICI Securities passed a resolution at its meeting held on April 21, 1999 not to accept any public deposits during fiscal 2000. Therefore, ICICI Securities does not hold any public deposits. All the other entities must necessarily obtain funds from other sources.

     Rupee Funds

     At year-end fiscal 2000, 84.3% of our gross loan assets were denominated in rupees. In recent years, our rupee fund raising activities have grown in line with the rapid growth in our lending operations. Until fiscal 1992, ICICI raised funds by issuing bonds guaranteed by the government of India known as statutory liquidity ratio (SLR) bonds. These bonds qualified as permitted investments for commercial banks to meet statutory reserve requirements and carried a lower rate of interest than the market rates prevailing at the time of their issue. These SLR bonds were 56.7% of ICICI's total outstanding rupee debt at year-end fiscal 1992. Due to changes in regulations, we ceased issuing SLR bonds after fiscal 1992, and SLR bonds were only 5.8% of ICICI's total outstanding rupee debt at year-end fiscal 2000.

     The following table sets forth, for the periods indicated, our average outstanding rupee borrowings based on quarterly balance sheets by category of borrowing and the percentage composition by category of borrowing. The average cost (interest expense divided by average of quarterly balances) for each category of borrowings is provided in the footnotes.



                                                                                        Year ended March 31,              (table
                                        --------------------------------------------------------------------------------- continues)
                                                     1997                       1998                         1999
                                        ---------------------------------------------------------------------------------
                                                                                   (in millions, except percentages)
                                        ---------------------------------------------------------------------------------
                                          Amount      % to total      Amount       % to total      Amount      % to total
                                        ---------------------------------------------------------------------------------
SLR bonds(1).........................   Rs.  29,151        15.8%   Rs.   29,949         12.4%   Rs.   27,936       8.3%
Borrowings from Indian government(2).         9,461         5.1          10,431          4.3           9,995       3.0
Convertible debentures(3)............           518         0.3             518          0.2             518       0.2
Other borrowings(4)(5)...............       145,376        78.8         200,960         83.1         296,628      88.5
                                        ---------------------------------------------------------------------------------
Total(6).............................   Rs. 184,506       100.0%     s. 241,858        100.0%    Rs. 335,077     100.0%
                                        =================================================================================


(table continued)

                                                     Year ended March 31,
                                        ----------------------------------------
                                                            2000
                                        ----------------------------------------
                                              Amount        Amount    % to total
                                        ----------------------------------------
SLR bonds(1).........................     Rs.  26,507     US $  607         6.5%
Borrowings from Indian government(2).           9,194           211         2.2
Convertible debentures(3)............             130             3         0.1
Other borrowings(4)(5)...............         374,210          8573        91.2
                                        ----------------------------------------
Total(6).............................     Rs. 410,041     US $ 9394       100.0%
                                        ========================================

________________

(1) With an average cost of 10.09% in fiscal 1997, 10.29% in fiscal 1998, 10.39% in fiscal 1999 and 10.33% in fiscal 2000.

(2) With an average cost of 10.79% in fiscal 1997, 10.94% in fiscal 1998, 11.11% in fiscal 1999 and 10.85% in fiscal 2000.

(3) With an average cost of 12.50% in fiscal 1997, 1998 and 1999 and 14.38% in fiscal 2000. The convertible debentures were redeemed on July 17, 1999.

(4) With an average cost of 15.75% in fiscal 1997, 15.06% in fiscal 1998, 14.57% in fiscal 1999 and 13.72% in fiscal 2000.

(5) Includes publicly and privately placed bonds, borrowings from institutions and wholesale deposits such as inter-corporate deposits and certificate of deposits.

     Our funding strategy is to diversify our sources of funds to cover a broader spectrum of investors. The rapid growth in our lending portfolio and related disbursements has required us to greatly expand our investor base and reduce our dependence on any particular sector. As a result, we raise funds from a range of investors, including:

     o    banks;

     o    insurance companies;

     o    mutual funds;

     o    public sector units;

     o    pension funds (including employee trusts);

     o    charitable trusts and quasi-governmental bodies; and

     o    retail investors.

     We have built a large investor base on account of our ability to access a wide variety of institutional investors, as well as our strong and growing franchise with retail investors.

     The following table sets forth, for the periods indicated, our outstanding rupee borrowings by type of investor and as a percentage of our total rupee borrowings.

                                                                                At March 31,
                                        ----------------------------------------------------------------------------------------
                                                    1998                      1999                            2000
                                        ----------------------------------------------------------------------------------------
                                                                      (in millions, except percentages)
Banks.................................  Rs.  53,740      19.3%   Rs.  81,205         20.9%     Rs. 79,849    US$ 1,829     18.5%
Retail investors .....................       37,568      13.5         59,352         15.3          69,756        1,598     16.1
 Pension funds and employee trusts ...       46,446      16.7         76,248         19.6          81,579        1,869     18.8
Investment institutions ..............       44,959      16.2         47,073         12.1          62,483        1,431     14.4
SLR bonds ............................       29,170      10.5         26,625          6.9          24,072          551      5.6
Indian government ....................       10,385       3.7          9,715          2.5           8,569          196      2.0
Others ...............................       56,042      20.1         88,595         22.8          99,913        2,289     23.1
Application money pending
  allotment (1) ......................           --        --             --           --           6,429          147      1.5
                                        ----------------------------------------------------------------------------------------
Total ................................   Rs.278,310     100.0%    Rs.388,813        100.0%    Rs. 432,650    US$ 9,910    100.0%
                                        ========================================================================================

_____________

1 Represents application money received pending allotment of bonds issued in March 2000.

     Banks, investment institutions such as state-owned insurance companies and mutual funds have traditionally been our largest providers of funds. Over the past few years, we have increasingly diversified away from these wholesale sources of funding. As the table above indicates, while banks and investment institutions as a group continue to be our single largest source of funds, their share as a percentage of the total funding over the last few years has declined. Pension funds, employee trusts, co-operative banks, non-profit societies and educational institutions are our semi-wholesale sources of funds. We began to access these funding sources starting in fiscal 1996, and today they constitute a significant and stable share of our resources.

     Since 1993, ICICI has regularly issued unsecured redeemable medium-term and long-term bonds marketed under the brand name "ICICI Safety Bonds" in India's domestic capital markets. Currently, there are about 3.7 million individual holders of these bonds, principally retail investors. We believe that it is imperative to retain a presence in this market and hence have shifted to a strategy of smaller and more frequent public issues of these bonds. Aggregate funds raised through the issuance of these bonds has grown from Rs. 17.4 billion during fiscal 1998 to Rs. 25.7 billion (US$ 589 million) during fiscal 2000.

     The following table sets forth, for the periods indicated, certain information related to our short-term rupee borrowings, which consist of certificates of deposits, inter-corporate deposits and borrowings from government-owned companies, known commonly as public sector units.

                                                                                At March 31, (1)
                                                  ----------------------------------------------------------------------------
                                                       1997            1998            1999                   2000
                                                  ----------------------------------------------------------------------------
                                                                        (in millions, except percentages)
Year-end balance ..........................        Rs. 28,822      Rs. 32,306      Rs. 50,585      Rs. 86,992       US$ 1,993
Average balance during the year (2)........            19,879          27,410          51,124           81,962          1,878
Maximum quarter-end balance................            31,643          39,501          68,858           88,906          2,037
Average interest rate during the year (3)..            10.79%          10.00%          10.42%           11.19%
Average interest rate at year-end (4)......            14.80           12.40           12.10            10.80

________________

(1) Short-term borrowings include trading liabilities, such as borrowings in the call market and repurchase agreements.

(2)  Average of quarterly balances outstanding.

(3) Represents the ratio of interest expense on short-term borrowings to the average of quarterly balances of short-term borrowings.

(4) Represents the average of document rate of the short-term borrowings outstanding at fiscal year-end.

     Foreign Currency Borrowings

     We attempt to minimize the total effective cost of our foreign currency borrowings by diversifying our sources of funds from abroad. We have raised foreign currency resources from a variety of multilateral institutions, bilateral sources (including export credits) and from commercial sources. We have correspondent banking relationships with over 20 banks principally in the United States, Europe and Japan.

     Traditionally, our major foreign currency borrowings have been from multilateral institutions and guaranteed by the government of India. We have lines of credit from the World Bank and the Asian Development Bank directly or through the government of India with maturities ranging from 10 to 20 years. Under our principal bilateral borrowings, we have lines of credit from Kreditanstalt fur Wiederaufbau, Export-Import Bank of Japan, Commonwealth Development Corporation of the United Kingdom, several export credit agencies, Overseas Development Administration of the United Kingdom through the government of India, and from Overseas Economic Co-operation Fund in Japan. The funds raised from multilateral and bilateral sources typically have requirements as to the use of funds raised such as infrastructure funding, pollution prevention and other uses. These sources enable us to raise fairly long maturity funds at competitive costs, which supplement the funds available from commercial sources by widening the maturity spectrum of liabilities.

     We first began commercial foreign currency borrowings in 1973 with the establishment of a syndicated loan facility. Since then, we have borrowed funds in the international commercial markets in the form of Euro credits and loans, fixed and floating rate bond issues, private placements and a Euro-commercial paper program backed by a note issuance facility. To allow a more rapid access to funds we established a global medium-term note program, under which we have issued two series of bonds totaling US$ 250 million, one of which was a subordinated bond issue.

     The following table sets forth, for the periods indicated, our average outstanding volume of foreign currency borrowings based on quarterly balance sheets by source and the percentage composition by source.

     The average cost (interest expense divided by average of quarterly balances) for each source of borrowings is provided in the footnotes.

                                                                                At March 31,
                               -----------------------------------------------------------------------------------------------------
                                         1997                  1998                    1999                         2000
                               -----------------------------------------------------------------------------------------------------
                                                                      (in millions, except percentages)
Commercial borrowings (1)..... Rs. 66, 183    76.3%   Rs. 77,437    79.7%    Rs.  81,141   79.1%    Rs.  74,509   US$ 1,707   77.4%
Multilateral borrowings (2)...      20,570    23.7        19,716     20.3         21,483    20.9         21,748         498    22.6
                               -----------------------------------------------------------------------------------------------------
Total......................... Rs.  86,753   100.0%   Rs. 97,153   100.0%    Rs. 102,624   100.0%   Rs. 96,257    US$ 2,205   100.0%
                               =====================================================================================================

_________________

(1) With an average cost of 6.14% in fiscal 1997, 6.60% in fiscal 1998, 6.15% in fiscal 1999 and 5.72% in fiscal 2000.

(2) With an average cost of 6.02% in fiscal 1997, 5.71% in fiscal 1998, 5.79% in fiscal 1999 and 5.53% in fiscal 2000.

     We have diversified our commercial borrowings by borrowing in various markets in US dollars, Deutsche Marks, Swiss Francs, Japanese Yen, Pounds Sterling and Euros. We review developments in the international markets with a view to raising funds in the most cost-efficient manner.

     Deposits

     At March 31, 2000, ICICI Bank's total deposits were Rs 98.7 billion (US$
2.3 billion), of which 31.0% were deposits placed by retail customers. At March 31, 2000, deposits at ICICI Bank represented approximately 14.0% of our total liabilities. Deposits at ICICI Bank are subject to reserve requirements applicable to all Indian banks. Reserve requirements are discussed in detail in the section on "Supervision and Regulation".

     ICICI is allowed to raise deposits from the public only with a maturity greater than one year. Due to this limitation, ICICI's time deposits made up only a negligible proportion of our total deposits. Deposits at ICICI are not subject to reserve requirements, although the Reserve Bank of India may, in its discretion, impose reserve requirements in the future.

     Retail Deposits

     We began raising retail deposits in 1994 after we established ICICI Bank. Retail deposits have grown from Rs. 3.3 billion (US$ 76 million) at March 31, 1995 to Rs. 30.6 billion (US$ 701 million) at March 31, 2000. Retail deposits are expected to increase significantly as ICICI Bank further expands its reach.

     Corporate Deposits

     ICICI Bank takes deposits from its corporate clients, which are generally with maturities of 15 days to one year. ICICI Bank quotes rates for deposits in excess of Rs. 10 million on a daily basis, with rates varying depending upon changes in the inter-bank term money market as well as changes in the rates of other money market instruments such as treasury bills and commercial papers. Corporate deposits also include funds obtained by ICICI Bank from large public sector bodies, government and quasi-government organizations and larger private sector companies.

     Deposit Types and Costs

The following table sets forth, for the periods indicated, the average volume and average cost of our deposits by type of deposit.

                                                                     Year ended  March 31,
                                  --------------------------------------------------------------------------------------------------
                                           1997                  1998                    1999                      2000
                                  --------------------------------------------------------------------------------------------------
                                    Amount    Cost(1)     Amount     Cost(1)    Amount       Cost(1)     Amount    Amount   Cost(1)
                                  --------------------------------------------------------------------------------------------------
                                                                 (in millions, except percentages)
Interest-bearing deposits:
      Savings deposits ......... Rs.    317    3.15%   Rs.      832   3.37%   Rs.   1,633   3.25%   Rs.   3,530   US$   81    3.34%
      Time deposits. ...........      6,920   12.95          15,335   9.65         37,345   9.72         64,309      1,473    8.63
Non-interest-bearing deposits:
      Demand deposits ..........      1,448       --          4,203      --         4,430      --         7,443        171      --
                                 ----------            ------------            ----------           ----------------------
Total deposits ................. Rs.  8,685   10.43%   Rs.   20,370   7.40%    Rs. 43,408   8.48%   Rs.  75,282   US$1,725    7.53%
                                 ==========            ============            ==========           ======================

_________________

(1) Represents interest expense divided by the average of quarterly balances.


     Maturity Profile of Deposits

     The following table sets forth, for the period indicated, the maturity profile of our deposits by type of deposit.

                                                                      At March 31, 2000
                                      -------------------------------------------------------------------------------------------
                                                     After one month      After six
                                                     and within six       months and      After one year
                                       Within one        months           within 12         and within        After three
                                         month                              months         three years           years     Total
                                      -------------------------------------------------------------------------------------------
                                                                        (in millions)
Interest-bearing deposits:
      Savings account ...........  Rs.  5,332       Rs.     --       Rs.     --      Rs.     --       Rs.     --       Rs.  5,332
      Time deposits .............      21,970           35,312           14,037            5,699              477          77,495
Non-interest-bearing Deposits:
      Demand deposits............      13,855               --               --               --               --          13,855
                                      -------------------------------------------------------------------------------------------
Total deposits ..................  Rs. 41,157      Rs.  35,312      Rs.  14,037     Rs.    5,699     Rs.      477      Rs. 96,682
                                      ===========================================================================================


Properties

     ICICI's registered office and corporate headquarters are located at ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India. This office building owned by ICICI, has an area of approximately 650,000 square feet and the construction was completed by ICICI in 1999.

     ICICI's principal office network consists of 21 facilities, which are situated in Mumbai, New Delhi, Calcutta, Chennai, Coimbatore, Bangalore, Hyderabad, Pune, Ahmedabad and Vadodara. Ten of these facilities are located on properties owned by ICICI and 12 are located on leased properties. These facilities are located throughout India. At year-end fiscal 2000, ICICI has set up 75 ICICI centers, each of which on an average measures 300 to 450 square feet in area, located in cities across India. All these facilities are located on leased properties other than in cities where we have our own office premises.

     ICICI Bank has a country-wide network of 81 branches, 16 extension counters and 76 off-site automatic teller machine counters at year-end fiscal 2000. Of these facilities 17 are on properties owned by ICICI Bank, while the remaining facilities are on leased properties.

     ICICI Infotech, ICICI Venture and ICICI Securities own properties totaling approximately 4,420 square feet and also have three properties on lease. The other group companies operate from facilities owned by ICICI. We also provide residential and holiday home facilities to our employees at subsidized rates.

     The net book value of all the properties owned by us at March 31, 2000 was Rs. 11.8 billion (US$ 270 million).

Legal and Regulatory Proceedings

     We are involved in a number of legal proceedings in the ordinary course of our business. Excluding the legal proceedings discussed below, ICICI and its subsidiaries are not a party to any proceedings and no proceedings are known by any of ICICI or its subsidiaries to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our consolidated financial condition or results of operations.

     We have been assessed an aggregate of Rs. 7.6 billion (US$ 174 million) in income tax, interest tax and sales tax demands by the government of India's tax authorities for past years. We have appealed each of these tax demands. Management believes that the tax authorities are not likely to be able to substantiate their income tax and sales tax assessment for the following reasons.

     o We received favorable decisions from the appellate authorities with respect to Rs. 665 million of the current income tax assessment. The income tax authorities have appealed these decisions to higher appellate authorities and we are awaiting the decisions.

     o We received a favorable decision of the Supreme Court of India in respect of writ petitions filed by us relating to the sales tax issues that are currently being appealed by us with respect to Rs. 271 million of the current sales tax assessment.

     o We received favorable appellate decisions in earlier years related to the income tax issues currently being appealed by us with respect to Rs. 191 million of the current income tax assessment, and other Indian companies received favorable appellate decisions in earlier years related to other income tax issues that are currently being appealed by us with respect to Rs. 6.3 billion of the current income tax and interest tax assessment.

     Of the Rs. 7.6 billion aggregate tax assessments, Rs. 4.8 billion represents income or sales tax demands relating to lease agreements between various lessees and us, under which we may recover any taxes payable by us from the lessee. Based on these favorable precedents and the recoverability of the substantial majority of this assessment from lessees of ICICI, we have not provided for contingent liabilities related to these proceedings.

Employees

     At year-end fiscal 2000, we had approximately 3,500 employees, an increase from 2,495 employees at year-end fiscal 1999 and 2,155 employees at year-end fiscal. Of these, 1,009 at year-end fiscal 2000, 1,265 at year-end fiscal 1999 and 1,159 at year-end fiscal 1998 were employed by ICICI. Of the 1,009 employees of ICICI, 576 are professionals, holding degrees in management, accountancy, engineering, law, computer science and economics. The increase in number of employees in fiscal 2000 was primarily in our subsidiaries ICICI Bank, ICICI Infotech and ICICI Personal Financial Services which have been rapidly growing their business and distribution infrastructure.

     We consider our relations with our employees to be good. We have distinct personnel policies for each of our group companies, which are designed specifically to address the needs of the individual business.

     We structure compensation packages and provide incentives to individuals to better their performance. For example, the compensation structure of ICICI Capital Services, which is in the business of retail distribution of financial products, is significantly different from that of our other businesses, with a significant part of the salary package comprising performance incentives. Similarly, ICICI Venture's compensation scheme links an employee's compensation to the performance of the venture fund the employee manages.

     Effective fiscal 1994, ICICI established a performance based bonus scheme under which permanent employees can significantly increase their pay. The compensation structures are based on clear performance criteria. To encourage commitment to results and productivity, we have also instituted an employee stock option scheme. For the details of the stock option scheme, see "Management--Compensation and Benefits to Directors and Officers--Employee Stock Option Scheme".

     In addition to basic compensation, employees of some companies of the group are eligible to receive loans from us at subsidized rates and to participate in our provident fund and other employee welfare plans. The provident fund, to which both we and our employees contribute defined amounts, is a savings scheme, required by government regulation, under which we must pay to employees a minimum 11.0% annual return. If such return is not generated internally by the fund, we are liable for the difference. Our provident fund has always generated sufficient funds internally to meet the minimum annual return requirement. We have also set up a superannuation fund to which we contribute defined amounts.

In addition, we also contribute defined amounts to a gratuity fund set up pursuant to Indian statutory requirements.

     We have a training center at Pune, near Mumbai, which conducts a series of training programs designed to meet the changing skill requirements of our employees. These training programs include orientation sessions for new employees and management development programs for mid-level and senior executives. We have also introduced a two-year graduate management training program for selected officers in junior management as a measure of career progression. The training center regularly offers courses conducted by faculty, both national and international, drawn from industry, academia and our own organization. Training programs are also conducted for developing functional as well as managerial skills.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected financial and other data for and at year-end fiscal 1997, 1998, 1999 and 2000 have been derived from our consolidated financial statements, prepared in accordance with US GAAP. Our consolidated financial statements have been audited by KPMG Peat Marwick, India, independent accountants. Capital adequacy ratios have been calculated both from the unconsolidated financial statements prepared in accordance with Indian GAAP and the consolidated financial statements prepared in accordance with US GAAP.

     You should read the following data with the more detailed information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements. Historical results do not necessarily predict the results in the future.

     For a meaningful comparison of our results of operations for fiscal 1997, 1998, 1999 and 2000, we believe it is necessary to analyze certain specific items separately. These Specific Items relate to profit on the sale of a 25.8% equity interest in ICICI Bank, profit on the sale of certain premises, amortization of goodwill required as a result of certain acquisitions, extraordinary items and the effect of a change in the method of accounting for depreciation on property and equipment. These items increased our net income for fiscal 1997 by Rs. 207 million (US$ 5 million), for fiscal 1998 by Rs. 1.7 billion (US$ 38 million), for fiscal 1999 by Rs. 349 million (US$ 8 million) and for fiscal 2000 by Rs. 476 million (US$ 11 million).

     As agreed with the Securities and Exchange Commission before ICICI's public offering of ADSs in September 1999, selected consolidated financial data for fiscal 1996 under US GAAP has been omitted because it cannot be provided without unreasonable effort or expense. ICICI has provided selected unconsolidated financial data for fiscal 1996 under Indian GAAP under "Selected Financial Information for ICICI under Indian GAAP".

                                                                                       Year ended March 31,
                                                               -------------------------------------------------------------------
                                                                    1997          1998          1999         2000        2000(1)
                                                               -------------------------------------------------------------------
                                                                           (in millions, except per common share data)
Selected income statement data:
Interest revenue ..............................................Rs.  41,564   Rs.  54,387   Rs.  70,414   Rs. 79,325   US$ 1,817
Interest expense ..............................................    (33,238)      (42,431)      (57,983)     (67,393)     (1,544)
                                                               -------------------------------------------------------------------
Net interest revenue ..........................................      8,326        11,956        12,431       11,932         273
Dividends .....................................................        800           553           676        1,502          34
                                                               -------------------------------------------------------------------
Net interest revenue, including dividends .....................      9,126        12,509        13,107       13,434         308
Provisions for credit losses ..................................     (4,266)       (4,768)       (6,067)      (6,363)       (146)
                                                               -------------------------------------------------------------------
Net interest revenue, including dividends after
  provisions for credit losses ................................      4,860         7,741         7,040        7,071         162
Non-interest revenue, net:
  Revenue from the Specific Items:
    Profit on sale of a 25.8% equity interest
      In ICICI Bank(2) ........................................         --           920            --           --          --
    Profit on sale of certain premises(3) .....................         --           532            --          212           5
    Effect of business combination (4) ........................        253           495           253          253           6
                                                               -------------------------------------------------------------------
  Total revenue from the Specific Items .......................        253         1,947           253          465          11
  Other revenue ...............................................      2,262         3,378         5,126        9,222         211
                                                               -------------------------------------------------------------------
Total non-interest revenue, net ...............................      2,515         5,325         5,379        9,687         222
                                                               -------------------------------------------------------------------
Net revenue(5) ................................................      7,375        13,066        12,419       16,758         384
Non-interest expense :
  Expense due to the Specific Items:
  Amortization of goodwill(6) .................................         --            --          (187)        (187)         (4)
                                                               -------------------------------------------------------------------
  Total expense due to the Specific Items .....................         --            --          (187)        (187)         (4)
  Other expense ...............................................     (2,019)       (2,686)       (3,608)      (5,115)       (117)
                                                               -------------------------------------------------------------------
Total non-interest expense ....................................     (2,019)       (2,686)       (3,795)      (5,302)       (121)
Equity in earnings of affiliate ...............................         --           (9)           (34)          20           0
Minority interest .............................................        135         (135)          (170)        (361)         (8)
                                                               -------------------------------------------------------------------
Income before taxes ...........................................      5,491        10,236         8,420       11,115         255
Income tax expense ............................................       (994)       (1,446)       (1,194)      (2,033)        (47)
                                                               -------------------------------------------------------------------
Net income before extraordinary items and effect of change
  in accounting principle, net of tax .........................      4,497         8,790         7,226        9,082         208
Extraordinary items, net of tax(7) ............................         --            --           292           --          --
Cumulative effect of change in accounting principle, net
  of tax (8) ..................................................         --            --            --          249           6
                                                               -------------------------------------------------------------------
Net income ....................................................Rs.   4,497   Rs.   8,790   Rs.   7,518    Rs. 9,331   US$   214
                                                               ===================================================================
Net income, excluding the Specific Items(9) ...................Rs.   4,290   Rs.   7,118   Rs.   7,169    Rs. 8,855   US$   203
                                                               ===================================================================
Net income from operations (net income excluding the
  Specific Items and minority interest)........................Rs.   4,155   Rs.   7,253   Rs.   7,339    Rs. 9,216   US$   211
                                                               ===================================================================
Per common share:
Net income--basic(10) .........................................Rs.   10.34   Rs.   18.39   Rs.   15.66    Rs. 14.45   US$  0.33
Net income--diluted(11) .......................................       8.85         15.74         13.52        13.77        0.32
Net income, excluding the Specific Items-- basic(10) ..........       9.86         14.89         14.94        13.72        0.31
Net income, excluding the Specific Items-- diluted(11) ........       8.46         12.83         12.90        13.00        0.30
Net income from operations-- basic ............................       9.55         15.17         15.29        14.27        0.33
Net income from operations-- diluted ..........................       8.21         13.07         13.20        13.52        0.31
Dividends(12) .................................................       4.50          5.50          5.50         5.50        0.13
Book value ....................................................      56.28         68.78         76.06        90.29        2.07
Common shares outstanding at end of period
  (in millions of common shares) ..............................        476           478           480          785
Weighted average common shares outstanding
  --basic (in millions of common shares) ......................        435           478           480          646
Weighted average common shares outstanding
  --diluted (in millions of common shares) ....................        532           575           577          687

(1) Rupee amounts for fiscal 2000 have been translated into US dollars using the noon buying rate in effect on March 31, 2000 of Rs. 43.65 = US$ 1.00.

(2) Pursuant to the condition stipulated by the Reserve Bank of India, ICICI sold a 25.8% equity interest in ICICI Bank in August 1997 resulting in a profit of Rs. 920 million (US$ 21 million) equivalent to post-tax profit of Rs. 790 million (US$ 18 million) using the effective tax rate.

(3) We realized a profit of Rs. 532 million (US$ 12 million) equivalent to post-tax profit of Rs. 457 million (US$ 10 million) in fiscal 1998 and of Rs. 212 million (US$ 5 million) equivalent to post-tax profit of Rs. 173 million (US$ 4 million) in fiscal 2000, using the effective tax rate, from the sale of certain of our office premises.

(4) In fiscal 1997, ICICI acquired SCICI Limited. The business combination was accounted for by the purchase method resulting in negative goodwill of Rs.
     3.1 billion (US$ 71 million), of which Rs. 0.6 billion (US$ 13 million) was adjusted against certain fixed assets and Rs. 2.5 billion (US$ 58 million) is being accrued to income over a period of 10 years. This resulted in a profit of Rs. 253 million (US$ 6 million) in each of fiscal years 1997, 1998, 1999 and 2000, equivalent to a post-tax profit of Rs. 207 million (US$ 5 million) in fiscal 1997, Rs. 217 million (US$ 5 million) in fiscal 1998, Rs. 215 million (US$ 5 million) in fiscal 1999 and Rs. 207 million (US$ 5 million) in fiscal 2000, using the effective tax rate for each period. In addition, in fiscal 1998, we realized a profit of Rs. 242 million (US$ 6 million) equivalent to a post-tax profit of Rs. 208 million (US$ 5 million), using the effective tax rate, from the sale of certain of SCICI's properties.

(5) Operating revenue (net revenue less total revenue from the Specific Items) was Rs. 7.1 billion (US$ 163 million) in fiscal 1997, Rs. 11.1 billion (US$ 255 million) in fiscal 1998, Rs. 12.2 billion (US$ 279 million) in fiscal 1999 and Rs. 16.3 billion (US$ 373 million) in fiscal 2000.

(6) In fiscal 1999, ICICI acquired Anagram Finance Limited, a non-banking finance company. The business combination was accounted for by the purchase method resulting in goodwill of Rs. 934 million (US$ 21 million). The goodwill is being amortized over a period of five years. This resulted in an expense of Rs. 187 million (US$ 4 million) in each of fiscal years 1999 and 2000, equivalent to a post-tax expense of Rs. 160 million (US$ 4 million) in fiscal 1999 and of Rs. 153 million (US$ 4 million) in fiscal 2000, using the effective tax rate.

(7) Represents gains from extinguishment of debt, net of tax. In fiscal 1999, we realized a post-tax gain of Rs. 292 million (US$ 7 million) through repurchase of certain of our outstanding foreign currency bonds which resulted in extinguishment of debt.

(8) Effective April 1, 1999, ICICI changed the method of providing depreciation on property and equipment from the written down value method to the straight line method. The cumulative effect of the change aggregating Rs. 405 million (US$ 9 million), net of the related income tax effect of Rs. 156 million (US$ 4 million) has been included in the statement of income for fiscal 2000. See note 13 to our consolidated financial statements.

(9)  Represents net income ignoring effect of the Specific Items.

(10) Represents net income before dilutive impact.

(11) Represents net income adjusted for full dilution. All convertible instruments are assumed to be converted to common shares at the beginning of the year, at prices that are most advantageous to the holders of instruments. All series of convertible instruments are dilutive. At March 31, 2000, ICICI had outstanding convertible debt instruments which are convertible to equity shares at conversion prices significantly higher than the current market price. See notes 2.2.35 and 14 to our consolidated financial statements.

(12) In US dollars, dividends were US$ 0.10 per equity share in fiscal 1997 and US$ 0.13 per equity share in each of fiscal 1998, 1999 and 2000.

     The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of our average total assets for the respective period.

                                                               Year ended March 31,
                                                        -----------------------------------
                                                         1997      1998      1999     2000
                                                        -----------------------------------
Selected income statement data:
Interest revenue ......................................  12.10%   12.51%    12.25%   11.20%
Interest expense ......................................  (9.67)   (9.76)   (10.09)   (9.51)
                                                        -----------------------------------
Net interest revenue ..................................   2.43     2.75      2.16     1.69
Dividends .............................................   0.23     0.13      0.12     0.21
                                                        -----------------------------------
Net interest revenue, including dividends .............   2.66     2.88      2.28     1.90
Provisions for credit losses ..........................  (1.24)   (1.10)    (1.05)   (0.90)
                                                        -----------------------------------
Net interest revenue, including dividends
  after provisions for credit losses ..................   1.42     1.78      1.23     1.00
Non-interest revenue, net .............................   0.73     1.22      0.94     1.37
                                                        -----------------------------------
Net revenue ...........................................   2.15     3.00      2.17     2.37
Non-interest expense ..................................  (0.59)   (0.62)    (0.66)   (0.75)
Equity in earnings of affiliate .......................     --       --     (0.01)      --
Minority interest .....................................   0.04    (0.03)    (0.03)   (0.05)
                                                        -----------------------------------
Income before taxes ...................................   1.60     2.35      1.47     1.57
Income tax expense ....................................  (0.29)   (0.33)    (0.21)   (0.29)
                                                        -----------------------------------
Net income before extraordinary items, net of tax .....   1.31     2.02      1.26     1.28
Extraordinary items and cumulative effect of change
  in accounting principle, net of tax .................     --       --      0.05     0.04
                                                        -----------------------------------
Net income ............................................   1.31%    2.02%     1.31%    1.32%
                                                        ===================================
Net income, excluding the Specific Items ..............   1.25%    1.64%     1.25%    1.25%
                                                        ===================================


                                                                         At March 31,
                                         ------------------------------------------------------------------------------
                                             1997             1998             1999             2000           2000(1)
                                         ------------------------------------------------------------------------------
                                                             (in millions, except percentages)
Selected balance sheet data:
Total assets ........................... Rs. 380,200      Rs. 489,799      Rs. 653,345      Rs. 780,684      US$ 17,885
Loans, net(2) ..........................     291,340          377,184          476,352          562,420          12,885
Securities .............................      17,118           14,582           15,041           18,871             432
Non-performing loans,  net .............      11,082           22,666           29,963           35,035             803
Total liabilities ......................     352,595          455,476          616,061          705,478          16,162
Long-term debt .........................     274,015          347,956          438,440          439,162          10,061
Deposits ...............................      10,740           29,295           60,605           96,682           2,215
Redeemable preferred stock(3) ..........         750            3,366           10,897           10,207             234
Stockholders' equity ...................      26,787           32,876           36,511           70,908           1,624
Common stock ...........................       4,755            4,781            4,801            7,832             179
Period average(4):
Total assets ...........................     343,635          434,870          574,735          708,627          16,234
Interest-earning assets ................     274,481          367,646          500,443          612,895          14,041
Loans, net(2) ..........................     249,473          334,465          430,770          513,865          11,772
Total liabilities(5) ...................     318,119          403,168          538,750          653,355          14,968
Interest-bearing liabilities ...........     279,366          356,489          483,662          584,564          13,392
Long-term debt .........................     251,380          311,601          386,577          437,871          10,031
Stockholders' equity ...................      25,516           31,702           35,985           55,272           1,266

                                                                          At or for the year ended March 31,
                                                                        --------------------------------------
                                                                         1997      1998      1999       2000
                                                                        --------------------------------------
                                                                                (in percentages)
Profitability:
Net income as a percentage of:
    Average total assets ............................................     1.31%     2.02%     1.31%      1.32%
    Average stockholders' equity ....................................    17.62     27.73     20.89      16.88
    Average stockholders' equity (including redeemable preferred
      stock)(6)......................................................    17.47     27.06     19.26      15.95
Net income, excluding the Specific Items, as a percentage of:
    Average total assets ............................................     1.25      1.64      1.25       1.25
    Average stockholders' equity ....................................    16.81     22.45     19.92      16.02
    Average stockholders' equity (including redeemable preferred
    stock)(6)........................................................    16.69     21.99     18.45      15.23
Dividend payout ratio(7) ...........................................     47.92     33.33     38.99      42.44
Spread(8) ..........................................................      3.24      2.89      2.08       1.41
Net interest margin(9) .............................................      3.03      3.25      2.48       1.95
Cost-to-income ratio(10) ...........................................     17.73     16.92     19.79      22.58
Cost-to-average assets ratio(11) ...................................      0.59      0.62      0.63       0.72
Capital:
Total capital adequacy ratio for ICICI(12) .........................     13.28     13.02     12.46      17.22
Tier 1 capital adequacy ratio for ICICI(12) ........................     10.51      8.78      8.25      11.48
Tier 2 capital adequacy ratio for ICICI(12) ........................      2.77      4.24      4.21       5.74
Average stockholders' equity as a percentage of average total
  assets ...........................................................      7.43      7.29      6.26       7.80
Average stockholders' equity (including redeemable preferred
  stock) as a percentage of average total assets ...................      7.68      7.59      7.48       9.27
Asset quality:
Net non-performing loans as a percentage of net loans ..............      3.80      6.01      6.29       6.23
Net non-performing loans as a percentage of total assets ...........      2.91      4.63      4.59       4.49
Allowance for credit losses as a percentage of gross non-
  performing loans .................................................     61.48     49.77     48.77      49.31
Allowance for credit losses as a percentage of gross total loans ...      5.72      5.62      5.65       5.71

---------
(1) Rupee amounts for fiscal 2000 have been translated into US dollars using the noon buying rate in effect on March 31, 2000 of Rs. 43.65 = US$ 1.00.

(2)  Net of allowance for credit losses in respect of non-performing loans.

(3) In line with the existing regulatory requirements in India, preferred stock issued by us needs to be compulsorily redeemed within a specified time period.

(4) For fiscal 1997, 1998, 1999 and 2000, the average balances are the average of quarterly balances outstanding.

(5) Represents the average of the quarterly balance of total liabilities and minority interest.

(6) Represents the ratio of net income plus dividend on redeemable preferred stock to the sum of average stockholders' equity and average redeemable preferred stock. Under Indian tax laws, dividend on preferred stock is not tax deductible.

(7) Represents the ratio of total dividends paid on common stock, including the dividend distribution tax, as a percentage of net income.

(8) Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(9) Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(10) Represents the ratio of non-interest expense to the sum of net interest revenue, dividends and non-interest revenue, excluding effect of the Specific Items.

(11) Represents the ratio of non-interest expense, excluding effect of the Specific Items, to average total assets.

(12) ICICI's capital adequacy is computed in accordance with the Reserve Bank of India guidelines. The computation is based on ICICI's unconsolidated financial statements prepared in accordance with Indian GAAP. Our total capital adequacy ratio computed under the applicable Reserve Bank of India guidelines and based on our consolidated financial statements prepared in accordance with US GAAP was 15.80% at year-end fiscal 2000. Using the same basis of computation, our Tier 1 capital adequacy ratio was 10.53% and our Tier 2 capital adequacy ratio was 5.27% at year-end fiscal 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Capital".

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements which have been prepared in accordance with US GAAP.

Introduction

     Several factors relating to the macroeconomic environment and developments in the Indian financial sector had an impact on our results of operations and financial condition for fiscal 1997, 1998, 1999 and 2000. In addition, for a meaningful comparison of our results of operations for these years, we believe it is necessary to analyze certain specific items separately. For ease of understanding of the discussion of our results of operations that follows, you should consider the introductory discussion of these macroeconomic factors and the Specific Items.

Indian Economy

     Our loan portfolio, financial condition and results of operations have been, and in the future are expected to be, influenced by economic conditions in India and certain global developments, particularly those relating to specific commodity prices.

     In fiscal 2000, the global economy recovered from the slowdown it experienced between 1997 and 1999 stemming form the economic crisis in Asia, Russia and elsewhere. Global commodity prices also showed an uptrend in fiscal 2000. Despite the global slowdown between 1997 and 1999, the GDP growth rate for the Indian economy was 6.8% in fiscal 1999, 5.0% in fiscal 1998 and 7.5% in fiscal 1997. In fiscal 2000, Indian economy registered a GDP growth rate of 6.4%. The GDP growth in fiscal 2000 was lower compared to fiscal 1999 due to a slowdown in the agricultural sector. Growth in industrial production, which had slowed to 3.8% in fiscal 1999 from 6.6% in fiscal 1998 and 6.1% in fiscal 1997, recovered to 8.1% in fiscal 2000. Average inflation, as measured by the wholesale price index, remained below 7.0% in each of fiscal 1998, 1999 and 2000. After the Asian crisis, unlike certain south-east Asian currencies, the rupee did not experience a precipitous fall due to a cautious approach towards opening the capital account and effective exchange rate management by the Reserve Bank of India. However, the rupee has come under some pressure in the recent months, particularly from the second week of May 2000 onwards, due to increased demand for dollars arising out of increased oil imports and slowing down of capital inflows.

     Given the large amount of investment required in the infrastructure sector, the government of India has issued policy guidelines, over the past few years aimed at encouraging the involvement of the private sector, including the foreign private sector. This created an opportunity for us to increase our approvals of infrastructure loans in each of fiscal 1998, 1999 and 2000.

     The rapid reduction in trade barriers and integration with global markets, and the downtrend in global commodity markets in fiscal 1999, has caused difficulty in the Indian economy for those commercial enterprises with cost inefficiencies, poor technology and fragmented capacities. As a result, while the Indian economy has continued to grow, although at a slower rate than in past periods, certain corporate and commercial enterprises have had to restructure their operations to deal with the financial stress they have encountered. In certain cases, while continuing to generate revenue and net profits, some of our borrowers made significant changes in their operations, selling unproductive assets, merging with other market participants, reducing costs and refocusing their business objectives. This has resulted in the need to restructure and renegotiate credit and related facilities with financial institutions including, in some cases, us. This restructuring process across industry sectors has resulted in a decline in asset quality across the Indian financial system over the past few years.

     Fiscal 1999, in particular, was a difficult year for the Indian financial sector. There was an overall decline in asset quality principally due to an increase in non-performing loans to certain borrowers in the manufacturing sectors, particularly in the textiles, man-made fibers, iron and steel, plastics and basic chemicals industries.

Specific Items

     Effect of Acquisitions

     Effective April 1, 1998, ICICI acquired Anagram Finance Limited, a non-bank finance company, principally to support its entry into the retail asset financing market. The assets of Anagram Finance amounted to Rs. 9.6 billion (US$ 220 million), approximately 2.0% of our total assets at year-end fiscal 1998. The business combination was accounted for by the purchase method and accordingly the consolidated financial statements for fiscal 1999 and 2000 include the results of operations of Anagram Finance. The business combination resulted in a goodwill of Rs. 934 million (US$ 21 million), which is being amortized over a period of five years. This resulted in an expense of Rs. 187 million (US$ 4 million) due to amortization of goodwill in fiscal 1999 and 2000. This acquisition also resulted in an increase in employee and administration expenses in fiscal 1999 because we were required to record various non-interest expenses and costs of Anagram Finance from the effective date of acquisition.

     Effective April 1, 1997, ICICI acquired ITC Classic Finance Limited, a non-bank finance company, principally to support its efforts in diversifying its retail funding base. The assets of ITC Classic Finance amounted to Rs. 14.0 billion (US$ 321 million), approximately 3.7% of our total assets at year-end fiscal 1997. The business combination was accounted for by the purchase method and accordingly the consolidated financial statements for fiscal 1998, 1999 and 2000 include the results of operations of ITC Classic Finance. The business combination resulted in negative goodwill of Rs. 10 million (US$ 229,095) as the purchase price was less than the fair value of the net assets acquired. The negative goodwill was set-off against certain non-current, non-monetary assets. The acquisition also resulted in an increase in employee and administration expenses in fiscal 1998 because we were required to record various non-interest expenses and costs of ITC Classic Finance from the effective date of acquisition.

     Effective April 1, 1996, ICICI acquired SCICI Limited, a diversified financial institution in which ICICI had an existing 19.9% equity interest. ICICI acquired SCICI principally to benefit from the scale efficiencies of being a larger entity. The assets of SCICI amounted to Rs. 50.4 billion (US$
1.2 billion), approximately 16.8% of our total assets at year-end fiscal 1996. The business combination was accounted for by the purchase method and accordingly the consolidated financial statements for fiscal 1997, 1998, 1999 and 2000 include the results of operations of SCICI. The business combination resulted in negative goodwill of Rs. 3.1 billion (US$ 71 million) as the purchase price was less than the fair value of the net assets acquired. Of this amount, Rs. 0.6 billion (US$ 13 million) was set-off against certain property and equipment and Rs. 2.5 billion (US$ 58 million) is being accrued to income over a period of 10 years. This acquisition resulted in a Rs. 253 million (US$ 6 million) increase in income for fiscal 1997, 1998, 1999 and 2000. In addition, in fiscal 1998, income of Rs. 242 million (US$ 6 million) was accrued from the sale of SCICI's headquarters building in Mumbai.

     Effect of Other Specific Items

     In addition to the effect of the acquisitions described above, income for fiscal 1998 included an income before tax of Rs. 1.4 billion (US$ 32 million) comprising Rs. 0.9 billion (US$ 21 million) on the sale of a 25.8% equity interest in ICICI Bank and Rs. 0.5 billion (US$ 11 million) on the sale of certain premises for rationalization of premises. ICICI sold 25.8% of its equity interest in ICICI Bank in August 1997 because of a condition imposed by the Reserve Bank of India in 1994 when ICICI Bank was established. The Reserve Bank of India imposed similar conditions on sponsors of all new private sector banks. In fiscal 1999, there was also an extraordinary gain of Rs. 292 million (US$ 7 million), net of tax, from the extinguishment of debt as we repurchased some of our outstanding foreign currency bonds. The substantial widening of spreads on debt securities of corporations from emerging markets due to turbulence in international foreign currency markets created a suitable opportunity for us to use our surplus cash balances to repurchase our foreign currency bonds at significant discounts. Income for fiscal 2000 includes income before tax of Rs. 212 million (US$ 5 million) on the sale of certain premises and Rs. 249 million (US$ 6 million), net of tax, on account of the cumulative effect of a change in the method of accounting for depreciation on property and equipment.

     Total Effect of Specific Items

     In aggregate, the Specific Items increased net income for fiscal 1997 by Rs. 207 million (US$ 5 million), net income for fiscal 1998 by Rs. 1.7 billion (US$ 38 million), net income for fiscal 1999 by Rs. 349 million (US$ 8 million) and net income for fiscal 2000 by Rs. 476 million (US$ 11 million).

Results of Operations

     Summary Fiscal 2000 to Fiscal 1999

     Net income was Rs. 9.3 billion (US$ 214 million) in fiscal 2000, representing an increase of 24.1% from Rs. 7.5 billion (US$ 172 million) in fiscal 1999. Excluding the Specific Items, net income was Rs. 8.9 billion (US$ 203 million) in fiscal 2000, representing an increase of 23.5% from Rs. 7.2 billion (US$ 164 million) in fiscal 1999. The return on average assets for fiscal 2000 was 1.32% compared to 1.31% in fiscal 1999. The return on average stockholders' equity declined to 16.88% in fiscal 2000 compared to 20.89% in fiscal 1999, primarily due to new capital being raised during the year which was available only for a part of the year and hence could not be fully leveraged. Excluding the effect of the Specific Items, the return on average assets in fiscal 2000 would have been the same at 1.25% as in fiscal 1999 and the return on average stockholders' equity would have been 16.02% in fiscal 2000 compared to 19.92% in fiscal 1999.

     o Net interest revenue decreased 4.0% to Rs. 11.9 billion (US$ 273 million) in fiscal 2000 from Rs. 12.4 billion (US$ 285 million) in fiscal 1999 reflecting mainly the following factors:

          - a 29.5% increase in the average volume of interest-earning rupee assets to Rs. 497.4 billion (US$ 11.4 billion);

          - a 0.8 % decrease in the average volume of interest-earning foreign currency assets to Rs. 115.5 billion (US$ 2.6 billion);

          -    a 64 basis point decrease in our rupee spread to 1.46%; and

          - a 65 basis point decrease in our foreign currency spread to 1.91%.

     o The spread decreased 67 basis points to 1.41% in fiscal 2000 from 2.08% in fiscal 1999 and net interest margin decreased to 1.95% in fiscal 2000 from 2.48% in fiscal 1999. This was primarily due to our continued focus on lower risk loans to highly-rated clients that resulted in lower credit spreads and an increase in cash and cash equivalent balances which earn lower yields. Further, an increase in non-performing loans also lowered our spread.

     o Gross non-performing loans increased by 18.2% to Rs. 69.1 billion (US$ 1.6 billion) at year end fiscal 2000 over the level at year end fiscal 1999, primarily due to an increase in the gross non-performing loans in the textiles, paper and paper products, man-made fibers, electrical equipment, basic chemicals and iron and steel industries. As a percentage of net loans, net non-performing loans were 6.23% at year-end fiscal 2000 compared to 6.29% at year-end fiscal 1999.

     o Non-interest revenue increased by 80.1% in fiscal 2000 to Rs. 9.7 billion (US$ 222 million), from Rs.5.4 billion (US$ 123 million) primarily due to an increase in trading account revenue and income from securities transactions.

     o As a result of the increase in non-performing loans, the provisions for credit losses during fiscal 2000 increased 4.9% to Rs. 6.4 billion (US$ 146 million) from Rs. 6.1 billion (US$ 139 million) in fiscal 1999.

     o    Excluding the effect of the Specific Items:

          - Income before taxes and provisions for credit losses would have increased 19.3% to Rs. 17.2 billion (US$ 394 billion) in fiscal 2000 from Rs. 14.4 billion (US$ 330 million) in fiscal 1999.

          - Non-interest revenue would have increased 79.9% to Rs. 9.2 billion (US$ 211 million) in fiscal 2000 from Rs. 5.1 billion (US$ 117 million) in fiscal 1999, primarily due to increases in trading account revenue and income from securities transactions.

          - Non-interest expense would have increased 41.8 % to Rs. 5.1 billion (US$ 117 million) in fiscal 2000 from Rs. 3.6 billion (US$ 83 million) in fiscal 1999, primarily due to increases in employee expenses, administration and other expense and premises and equipment expense.

     o Total assets increased 19.5% to Rs. 780.7 billion (US$ 17.9 billion) at year-end fiscal 2000 from Rs. 653.3 billion (US$ 15.0 billion) at year-end fiscal 1999.

     o ICICI's total capital adequacy ratio, computed in accordance with the Reserve Bank of India guidelines and based on ICICI's unconsolidated financial statements prepared in accordance with Indian GAAP, was 17.22% at year-end fiscal 2000. The Tier 1 capital adequacy ratio was 11.48% and the Tier 2 capital adequacy ratio was 5.74% at year-end fiscal 2000. Our total capital adequacy ratio, computed under the applicable Reserve Bank of India guidelines and based on our consolidated financial statements prepared in accordance with US GAAP, was 15.80% at year-end fiscal 2000. Using the same basis for calculation, the Tier 1 capital adequacy ratio was 10.53% and the Tier 2 capital adequacy ratio was 5.27% at year-end fiscal 2000.

     Summary Fiscal 1999 compared to Fiscal 1998

     Net income was Rs. 7.5 billion (US$ 172 million) in fiscal 1999, representing a decrease of 14.5% from Rs. 8.8 billion (US$ 201 million) in fiscal 1998. Excluding the Specific Items, net income was Rs. 7.2 billion (US$ 164 million) in fiscal 1999, virtually at the same level as in fiscal 1998. The return on average assets was 1.31% in fiscal 1999 compared to 2.02% in fiscal 1998 and the return on average stockholders' equity was 20.89% in fiscal 1999 compared to 27.73% in fiscal 1998. Excluding the effect of the Specific Items, the return on average assets would have been 1.25% in fiscal 1999 compared to 1.64% in fiscal 1998 and the return on average stockholders' equity would have been 19.92% in fiscal 1999 compared to 22.45% in fiscal 1998.

     o Net interest revenue increased 4.0% to Rs. 12.4 billion (US$ 285 million) in fiscal 1999 from Rs. 12.0 billion (US$ 274 million) in fiscal 1998 reflecting mainly the following factors:

          - a 41.1% increase in the average volume of interest-earning rupee assets to Rs. 384.0 billion (US$ 8.8 billion);

          - a 22.0% increase in the average volume of interest-earning foreign currency assets to Rs. 116.4 billion (US$ 2.7 billion);

          -    a 66 basis point decrease in our rupee spread to 2.10%; and

          - a 25 basis point decrease in our foreign currency spread to 2.56%.

     o The spread decreased 81 basis points to 2.08% in fiscal 1999 from 2.89% in fiscal 1998 and net interest margin decreased to 2.48% in fiscal 1999 from 3.25% in fiscal 1998. This was primarily due to our continued focus on lower risk loans to highly-rated clients that resulted in lower credit spreads and an increase in cash and cash equivalent balances which earn lower yields. Further, an increase in non-performing loans also lowered our spread.

     o    Gross non-performing loans increased 29.6% to Rs. 58.5 billion (US$
          1.3 million) in fiscal 1999 over the level in fiscal 1998, primarily due to an increase in the gross non-performing loans in the plastics, metal products, basic chemicals and iron and steel industries. As a percentage of net loans, net non-performing loans increased to 6.29% at year-end fiscal 1999 from 6.01% at year-end fiscal 1998.

     o As a result of the increase in non-performing loans, the provisions for credit losses during fiscal 1999 increased 27.2% to Rs. 6.1 billion (US$ 139 million) from Rs. 4.8 billion (US$ 109 million) in fiscal 1998.

     o    Excluding the effect of the Specific Items:

          - Income before taxes and provisions for credit losses would have increased 10.4% to Rs. 14.4 billion (US$ 330 million) in fiscal 1999 from Rs. 13.1 billion (US$ 299 million) in fiscal 1998.

          - Non-interest revenue would have increased 51.7% to Rs. 5.1 billion (US$ 117 million) in fiscal 1999 from Rs. 3.4 billion (US$ 77 million) in fiscal 1998, primarily due to increases in income from fees, commission and brokerage and income from foreign exchange transactions.

          - Non-interest expense would have increased 34.3% to Rs. 3.6 billion (US$ 83 million) from Rs. 2.7 billion (US$ 62 million) in fiscal 1998, primarily due to increases in administration and other expense and premises and equipment expense.

     o Total assets increased 33.4% to Rs. 653.3 billion (US$ 15.0 billion) at year-end fiscal 1999 from Rs. 489.8 billion (US$ 11.2 billion) at year-end fiscal 1998.

     o ICICI's total capital adequacy ratio, computed in accordance with the Reserve Bank of India guidelines and based on ICICI's unconsolidated financial statements prepared in accordance with Indian GAAP, was 12.46% at year-end fiscal 1999. The Tier 1 capital adequacy ratio was 8.25% and the Tier 2 capital adequacy ratio was 4.21% at year-end fiscal 1999. Our total capital adequacy ratio, computed under the applicable Reserve Bank of India guidelines and based on our consolidated financial statements prepared in accordance with US GAAP, was 9.38% at year-end fiscal 1999. Using the same basis for calculation, the Tier 1 capital adequacy ratio was 6.20% and the Tier 2 capital adequacy ratio was 3.18% at year-end fiscal 1999.

     Average Balance Sheet

     The average balance is the average of quarterly balances outstanding. The amortized portion of loan origination fees (net of loan origination costs) is included in interest revenue on loans, representing an adjustment to the yield. The average yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The average cost on average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of loans include non-performing loans and are net of allowance for credit losses that have been allocated on a pro-rata basis to rupee loans and foreign currency loans, based on the proportion of non-performing rupee loans and non-performing foreign currency loans. We have not recalculated tax-exempt income on a tax-equivalent basis because we believe that the effect of doing so would not be significant. Total interest revenue also includes other interest revenue which is primarily interest on refund of income tax.

     The following table sets forth, for the periods indicated, the average balances of our assets and liabilities outstanding, which are major components of interest revenue, interest expense and net interest margin.

                                                                        Year ended March 31,
                                      --------------------------------------------------------------------------------------

                                                           1997                                        1998
                                      --------------------------------------------------------------------------------------
                                                         Interest     Average                         Interest     Average
                                         Average         revenue/     yield/         Average          revenue/     yield/
                                         balance         expense       cost          balance          expense       cost
                                      --------------------------------------------------------------------------------------
                                                             (in millions, except percentages)
Assets:
Cash, cash equivalents and
  trading assets:
  Rupee ............................  Rs.   9,378      Rs.  1,206      12.86%      Rs.  15,587      Rs.  2,227      14.29%
  Foreign currency .................       12,438             621       4.99            15,858             903       5.69
                                      ---------------------------                  ---------------------------
Total cash, cash equivalents and
  trading assets ...................       21,816           1,827       8.37            31,445           3,130       9.95
Securities--debt:
  Rupee ............................        3,192             424      13.28             1,736             182      10.48
  Foreign currency .................           --              --         --                --              --         --
                                      ---------------------------                  ---------------------------
Total securities--debt .............        3,192             424      13.28             1,736             182      10.48
Loans, net:
  Rupee ............................      183,648          32,688      17.80           254,907          42,905      16.83
  Foreign currency .................       65,825           6,472       9.83            79,558           7,908       9.94
                                      ---------------------------                  ---------------------------
Total loans, net ...................      249,473          39,160      15.70           334,465          50,813      15.19
Other interest income                                         153                                          262
Interest-earning assets:
  Rupee ............................      196,218          34,471      17.57           272,230          45,576      16.74
  Foreign currency .................       78,263           7,093       9.06            95,416           8,811       9.23
                                      ---------------------------                  ---------------------------
Total interest-earning assets ......      274,481          41,564      15.14           367,646          54,387      14.79
Securities--equity:
  Rupee ............................       18,768             800       4.26            13,532             553       4.09
  Foreign currency .................           --              --         --                --              --         --
                                      ---------------------------                  ---------------------------
Total securities--equity ...........       18,768             800       4.26            13,532             553       4.09
Earning assets:
  Rupee ............................      214,986          35,271      16.41           285,762          46,129      16.14
  Foreign currency .................       78,263           7,093       9.06            95,416           8,811       9.23
                                      ---------------------------                  ---------------------------
Total earning assets ...............      293,249          42,364      14.45           381,178          54,940      14.41
Cash and cash equivalents ..........        2,494                                        4,402
Acceptances ........................        7,908                                        7,694
Property and equipment .............        4,658                                        7,168
Other assets .......................       35,326                                       34,428
                                      -----------                                  -----------
Total non-earning assets ...........       50,386                                       53,692
                                      ---------------------------                  ---------------------------
Total assets .......................  Rs. 343,635      Rs. 42,364                  Rs. 434,870      Rs. 54,940
                                      ===========================                  ===========================

                                                                        Year ended March 31,
                                      --------------------------------------------------------------------------------------

                                                           1999                                        2000
                                      --------------------------------------------------------------------------------------
                                                         Interest     Average                         Interest     Average
                                         Average         revenue/     yield/         Average          revenue/     yield/
                                         balance         expense       cost          balance          expense       cost
                                      --------------------------------------------------------------------------------------
                                                             (in millions, except percentages)
Assets:
Cash, cash equivalents and
  trading assets:
  Rupee ...........................   Rs.  36,600      Rs.  4,891      13.36%     Rs.  61,375       Rs. 7,530       12.27%
  Foreign currency ................        30,505           1,635       5.36           33,360           1,418        4.25
                                      ---------------------------                 ---------------------------
Total cash, cash equivalents and                                                                                     9.45
  trading assets ..................        67,105           6,526       9.73           94,735           8,948
Securities--debt:
  Rupee ...........................         2,568             245       9.54            4,295             388        9.03
  Foreign currency ................            --              --         --            --                 --          --
                                      ---------------------------                 ---------------------------
Total securities--debt ............         2,568             245       9.54            4,295             388        9.03
Loans, net:
  Rupee ...........................       344,862          54,906      15.92          431,757          62,510       14.48
  Foreign currency ................        85,908           8,409       9.79           82,108           7,321        8.92
                                      ---------------------------                 ---------------------------
Total loans, net ..................       430,770          63,315      14.70          513,865          69,831       13.59
Other interest income                                         328                                        158
Interest-earning assets:
  Rupee ...........................       384,030          60,370      15.72          497,427          70,586       14.19
  Foreign currency ................       116,413          10,044       8.63          115,468           8,739        7.57
                                      ---------------------------                 ---------------------------
Total interest-earning assets .....       500,443          70,414      14.07          612,895          79,325       12.94
Securities--equity:
  Rupee ...........................        12,809             676       5.28           14,420           1,502       10.42
  Foreign currency ................            --              --         --               --              --          --
                                      ---------------------------                 ---------------------------
Total securities--equity ..........        12,809             676       5.28           14,420           1,502       10.42
Earning assets:
  Rupee ...........................       396,839          61,046      15.38          511,847          72,088       14.08
  Foreign currency ................       116,413          10,044       8.63          115,468           8,739        7.57
                                      ---------------------------                 ---------------------------
Total earning assets ..............       513,252          71,090      13.85          627,315          80,827       12.88
Cash and cash equivalents .........         8,712                                     16,646
Acceptances .......................         6,715                                     11,224
Property and equipment ............         7,097                                      9,354
Other assets ......................        38,959                                     44,088
                                      -----------                                 ----------
Total non-earning assets ..........        61,483                                     81,312
                                      ---------------------------                 ---------------------------
Total assets ......................   Rs. 574,735      Rs. 71,090                 Rs. 708,627      Rs. 80,827
                                      ===========================                 ===========================

                                                                        Year ended March 31,
                                      --------------------------------------------------------------------------------------

                                                           1997                                        1998
                                      --------------------------------------------------------------------------------------
                                                         Interest     Average                         Interest     Average
                                         Average         revenue/     yield/         Average          revenue/     yield/
                                         balance         expense       cost          balance          expense       cost
                                      --------------------------------------------------------------------------------------
                                                             (in millions, except percentages)
Liabilities:
Savings account deposits:
  Rupee ............................  Rs.     317      Rs.     10       3.15%     Rs.      832      Rs.     28       3.37%
  Foreign currency .................           --              --         --                --              --         --
                                      ---------------------------                 ---------------------------
Total savings account
  deposits .........................          317              10       3.15               832              28       3.37
Time deposits:
  Rupee ............................        6,640             879      13.24            14,607           1,436       9.83
  Foreign currency .................          280              17       6.07               728              44       6.04
                                      ---------------------------                 ---------------------------
Total time deposits ................        6,920             896      12.95            15,335           1,480       9.65
Long-term debt:
  Rupee ............................      164,627          24,774      15.05           214,448          31,801      14.83
  Foreign currency .................       86,753           5,301       6.11            97,153           6,238       6.42
                                      ---------------------------                 ---------------------------
Total long-term debt ...............      251,380          30,075      11.96           311,601          38,039      12.21
Redeemable preferred
  stock ............................          870             113      12.99             1,311             142      10.83
Trading account and other
  Liabilities:
  Rupee ............................       19,879           2,144      10.79            27,410           2,742      10.00
  Foreign currency .................           --              --         --                --              --         --
                                      ---------------------------                 ---------------------------
Total trading account and
  other liabilities. ...............       19,879           2,144      10.79            27,410           2,742      10.00
Interest-bearing liabilities:
  Rupee ............................      192,333          27,920      14.52           258,608          36,149      13.98
  Foreign currency .................       87,033           5,318       6.11            97,881           6,282       6.42
                                      ---------------------------                 ---------------------------
Total interest-bearing
  liabilities ......................      279,366          33,238      11.90           356,489          42,431      11.90
Non-interest-bearing
  Deposits:
  Rupee ............................        1,414                                        4,164
  Foreign currency .................           34                                           39
                                      -----------                                 ------------
Total non-interest-bearing
  deposits .........................        1,448                                        4,203
Other liabilities ..................       37,305                                       42,476
                                      -----------                                 ------------
Total non-interest-bearing
  liabilities ......................       38,753                                       46,679
                                      ---------------------------                 ----------------------------
Total liabilities ..................  Rs. 318,119      Rs. 33,238                 Rs.  403,168      Rs. 42,431
                                      ===========================                 ============================
Stockholders' equity ...............  Rs.  25,516                                 Rs.   31,702
                                      -----------                                 ------------
Total liabilities and
  stockholders' equity .............  Rs. 343,635                                 Rs.  434,870
                                      ===========                                 ============

                                                                        Year ended March 31,
                                      --------------------------------------------------------------------------------------

                                                           1999                                        2000
                                      --------------------------------------------------------------------------------------
                                                         Interest     Average                         Interest     Average
                                         Average         revenue/     yield/         Average          revenue/     yield/
                                         balance         expense       cost          balance          expense       cost
                                      --------------------------------------------------------------------------------------
                                                             (in millions, except percentages)
Liabilities:
Savings account deposits:
  Rupee ............................  Rs.   1,633     Rs.      53       3.25%     Rs.    3,530      Rs.    118       3.34%
  Foreign currency .................           --              --         --                --              --         --
                                      ---------------------------                 ----------------------------
Total savings account
  Deposits .........................        1,633              53       3.25             3,530             118       3.34
Time deposits:
  Rupee ............................       35,151           3,499       9.95            61,253           5,390       8.80
  Foreign currency .................        2,194             130       5.93             3,056             157       5.15
                                      ---------------------------                 ----------------------------
Total time deposits ................       37,345           3,629       9.72            64,309           5,547       8.63
Long-term debt:
  Rupee ............................      283,953          41,982      14.78           341,614          46,914      13.73
  Foreign currency .................      102,624           6,236       6.08            96,257           5,467       5.68
                                      ---------------------------                 ----------------------------
Total long-term debt ...............      386,577          48,218      12.47           437,871          52,381      11.96
Redeemable preferred
  stock ............................        6,983             757      10.84            10,427           1,150      11.02
Trading account and other
  liabilities:
  Rupee ............................       51,124           5,326      10.42            68,427           8,197      11.98
  Foreign currency .................           --              --         --                --              --         --
                                      ---------------------------                 ----------------------------
Total trading account and                                                               68,427                      11.98
  other liabilities ................       51,124           5,326      10.42                             8,197
Interest-bearing liabilities:
  Rupee ............................      378,844          51,617      13.62           485,251          61,769      12.73
  Foreign currency .................      104,818           6,366       6.07            99,313           5,624       5.66
                                      ---------------------------                 ----------------------------
Total interest-bearing
  liabilities ......................      483,662          57,983      11.99           584,564          67,393      11.53
Non-interest-bearing
  deposits:
  Rupee ............................        4,287                                        7,180
  Foreign currency .................          143                                          263
                                      -----------                                 ------------
Total non-interest-bearing
  deposits .........................        4,430                                        7,443
Other liabilities ..................       50,658                                       61,348
                                      -----------                                 ------------
Total non-interest-bearing
  liabilities ......................       55,088                                       68,791
                                      --------------------------                  ----------------------------
Total liabilities ..................  Rs. 538,750     Rs. 57,983                  Rs.  653,355      Rs. 67,393
                                      ==========================                  ============================
Stockholders' equity ...............  Rs.  35,985                                 Rs.   55,272
                                      -----------                                 ------------
Total liabilities and
  stockholders' equity .............  Rs. 574,735                                 Rs.  708,627
                                      ===========                                 ============

     Analysis of Changes in Interest Revenue and Interest Expense Volume and Rate Analysis

     The following table sets forth, for the periods indicated, the changes in the components of our net interest revenue. The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For the purpose of this table, changes which are due to both volume and rate have been allocated solely to volume.

                                                       Fiscal 1998 vs. Fiscal 1997            Fiscal 1999 vs. Fiscal 1998
                                                ------------------------------------------------------------------------------
                                                       Increase (decrease) due to             Increase (decrease) due to
                                                ------------------------------------------------------------------------------
                                                    Net       Change in     Change in       Net       Change in     Change in
                                                  change       average       average       change      average       average
                                                               volume         rate                     volume         rate
                                                ------------------------------------------------------------------------------
                                                                            (in millions)
Interest revenue:
Cash, cash equivalents and trading assets:
  Rupee ......................................  Rs.  1,021   Rs.    887   Rs.     134   Rs.  2,664   Rs.  2,808   Rs.   (144)
  Foreign currency ...........................         282          195            87          732          785          (53)
                                                ------------------------------------------------------------------------------
Total cash, cash equivalents and trading
  assets .....................................       1,303        1,082           221        3,396        3,593          (197)
Securities:
  Rupee ......................................        (242)        (153)          (89)          63           79           (16)
  Foreign currency ...........................          --           --            --           --           --            --
                                                ------------------------------------------------------------------------------
Total securities .............................        (242)        (153)          (89)          63           79           (16)
Loans:
  Rupee ......................................      10,216       11,994        (1,778)      12,002       14,322        (2,320)
  Foreign currency ...........................       1,436        1,365            71          501          622          (121)
                                                ------------------------------------------------------------------------------
Total loans ..................................      11,652       13,359        (1,707)      12,503       14,944        (2,441)
Other interest revenue .......................         110           --            --           65           --            --
                                                ------------------------------------------------------------------------------
Total interest revenue:
  Rupee ......................................      11,105       12,838        (1,733)      14,794       17,274        (2,480)
  Foreign currency ...........................       1,718        1,560           158        1,233        1,407          (174)
                                                ------------------------------------------------------------------------------
Total interest revenue .......................  Rs. 12,823   Rs. 14,398    Rs. (1,575)  Rs. 16,027   Rs. 18,681   Rs.  (2,654)
                                                ==============================================================================
Interest expense:
Savings account deposits:
  Rupee ......................................  Rs.     18   Rs.     17    Rs.      1   Rs.     26   Rs.     27   Rs.      (1)
  Foreign currency ...........................          --           --            --           --           --            --
                                                ------------------------------------------------------------------------------
Total savings account deposits ...............          18           17             1           26           27            (1)
Time deposits:
  Rupee ......................................         557          783          (226)       2,063        2,045            18
  Foreign currency ...........................          27           27            --           86           87            (1)
                                                ------------------------------------------------------------------------------
Total time deposits ..........................         584          810          (226)       2,149        2,132            17
Long-term debt:
  Rupee ......................................       7,027        7,388          (361)      10,180       10,276           (96)
  Foreign currency ...........................         937          668           269           (2)         332          (334)
                                                ------------------------------------------------------------------------------
Total long-term debt .........................       7,964        8,056           (92)      10,178       10,608          (430)
Redeemable preferred stock(1) ................          29           48           (19)         615          615            --
Trading account and other liabilities:
  Rupee ......................................         598          753          (155)       2,584        2,470           114
  Foreign currency ...........................          --           --            --           --           --            --
                                                ------------------------------------------------------------------------------
Total trading account and other liabilities ..         598          753          (155)       2,584        2,470           114
Total interest expense:
  Rupee ......................................       8,229        8,989          (760)      15,468       15,433            35
  Foreign currency ...........................         964          695           269           84          419          (335)
                                                ------------------------------------------------------------------------------
Total interest expense .......................  Rs.  9,193    Rs. 9,684    Rs.   (491)  Rs. 15,552   Rs. 15,852   Rs.    (300)
                                                ==============================================================================
Net interest revenue:
  Rupee ......................................  Rs.  2,876    Rs. 3,849    Rs.   (973)  Rs.   (674)  Rs.  1,841   Rs.  (2,515)
  Foreign currency ...........................         754          865          (111)       1,149          988           161
                                                ------------------------------------------------------------------------------
Total net interest revenue ...................  Rs.  3,630    Rs. 4,714    Rs. (1,084)  Rs.    475   Rs.  2,829   Rs.  (2,354)
                                                ==============================================================================

                                                   Fiscal 2000 vs. Fiscal 1999
                                             ---------------------------------------
                                                   Increase (decrease) due to
                                             ---------------------------------------
                                                            Change in     Change in
                                                 Net         average       average
                                               change        volume         rate
                                             ---------------------------------------
                                                         (in millions)
Interest revenue:
Cash, cash equivalents and trading
  assets:
  Rupee .................................... Rs.  2,639   Rs.   3,040   Rs.   (401)
  Foreign currency .........................       (217)          121         (338)
                                             ---------------------------------------
Total cash, cash equivalents and trading
  assets ...................................      2,422         3,161         (739)
Securities:
  Rupee ....................................        143          156           (13)
  Foreign currency .........................         --           --            --
                                             ---------------------------------------
Total securities ...........................        143          156           (13)
Loans:
  Rupee ....................................      7,604       12,581        (4,977)
  Foreign currency .........................     (1,088)        (339)         (749)
                                             ---------------------------------------
Total loans ................................      6,516       12,242        (5,726)
Other interest revenue .....................       (170)           --           --
                                             ---------------------------------------
Total interest revenue:
  Rupee ....................................     10,216       15,607        (5,391)
  Foreign currency .........................     (1,305)        (218)       (1,087)
                                             ---------------------------------------
Total interest revenue ..................... Rs.  8,911   Rs. 15,389    Rs. (6,478)
                                             =======================================
Interest expense:
Savings account deposits:
  Rupee .................................... Rs.     65   Rs.     64    Rs.      1
  Foreign currency .........................         --           --            --
                                             ---------------------------------------
Total savings account deposits .............         65           64             1
Time deposits:
  Rupee ....................................      1,891        2,297          (406)
  Foreign currency .........................         27           44           (17)
                                             ---------------------------------------
Total time deposits ........................      1,918        2,341          (423)
Long-term debt:
  Rupee ....................................      4,932        7,918        (2,986)
  Foreign currency .........................       (769)        (361)         (408)
                                             ---------------------------------------
Total long-term debt .......................      4,163        7,557        (3,394)
Redeemable preferred stock(1) ..............        393          380            13
Trading account and other liabilities:
  Rupee ....................................      2,871        2,073           798
  Foreign currency .........................         --           --            --
                                             ---------------------------------------
Total trading account and other liabilities.      2,871        2,073           798
Total interest expense:
  Rupee ....................................     10,152       12,732        (2,580)
  Foreign currency .........................       (742)        (317)         (425)
                                             ---------------------------------------
Total interest expense ..................... Rs.  9,410   Rs. 12,415    Rs. (3,005)
                                             =======================================
Net interest revenue:
  Rupee ....................................         64        2,875        (2,811)
  Foreign currency .........................       (563)          99          (662)
                                             ---------------------------------------
Total net interest revenue ................. Rs.   (499)  Rs.  2,974    Rs. (3,473)
                                             =======================================

---------
(1) In line with the existing regulatory requirements in India, preferred stock issued by us needs to be compulsorily redeemed within a specified time period. Accordingly, all series of preferred issued by us are redeemable in accordance with the terms of the issue.

     Yields, Spreads and Margins

     The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on our interest-earning assets.

                                                                   Year ended March 31,
                                                    -----------------------------------------------------
                                                        1997          1998          1999          2000
                                                    -----------------------------------------------------
                                                             (in millions, except percentages)
Interest revenue .................................. Rs.  41,564   Rs.  54,387   Rs.  70,414   Rs.  79,325
Average interest-earning assets ...................     274,481       367,646       500,443       612,895
Interest expense ..................................      33,238        42,431        57,983        67,393
Average interest-bearing liabilities ..............     279,366       356,489       483,662       584,564
Average total assets ..............................     343,635       434,870       574,735       708,627
Average interest-earning assets as a percentage
  of average total assets .........................        79.9%         84.5%         87.1%         86.5%
Average interest-bearing liabilities as a
  percentage of average total assets ..............        81.3          82.0          84.2          82.5
Average interest-earning assets as a percentage
  of average interest-bearing liabilities .........        98.3         103.1         103.5         104.8
Yield .............................................       15.14         14.79         14.07         12.94
  Rupee ...........................................       17.57         16.74         15.72         14.19
  Foreign currency ................................        9.06          9.23          8.63          7.57
Cost of funds .....................................       11.90         11.90         11.99         11.53
  Rupee ...........................................       14.52         13.98         13.62         12.73
  Foreign currency ................................        6.11          6.42          6.07          5.66
Spread(1) .........................................        3.24          2.89          2.08          1.41
  Rupee ...........................................        3.05          2.76          2.10          1.46
  Foreign currency ................................        2.95          2.81          2.56          1.91
Net interest margin(2) ............................        3.03          3.25          2.48          1.95
  Rupee ...........................................        3.34          3.46          2.28          1.77
  Foreign currency ................................        2.27          2.65          3.16          2.70

---------
(1) Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(2) Net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

     Net Interest Revenue

     The following table sets forth, for the periods indicated, the principal components of our net interest revenue, excluding income from dividends.

                                                        Year ended March 31,
                               -------------------------------------------------------------------------
                                                           1999/1998                           2000/1999
                                   1998          1999      % change            2000            % change
                               -------------------------------------------------------------------------
                                                   (in millions, except percentages)
Interest revenue ............  Rs.  54,387    Rs.  70,414    29.5%   Rs.  79,325    US$  1,817    12.7%
Interest expense ............      (42,431)       (57,983)   36.7        (67,393)       (1,544)   16.2
                               --------------------------            -------------------------
Net interest revenue ........  Rs.  11,956    Rs.  12,431     4.0    Rs.  11,932    US$    273    (4.0)
                               ==========================            =========================

     Fiscal 2000 compared to Fiscal 1999

     Net interest revenue decreased 4.0% in fiscal 2000 compared to fiscal 1999 reflecting mainly the following:

     o an increase of Rs. 113.4 billion (US$ 2.6 billion) or 29.5% in the average volume of interest-earning rupee assets;

     o a decrease of Rs. 0.9 billion (US$ 22 million) or 0.8% in the average volume of interest-earning foreign currency assets;

     o a decrease in our rupee spread to 1.46% in fiscal 2000 from 2.10% in fiscal 1999; and

     o a decrease in our foreign currency spread to 1.91% in fiscal 2000 from 2.56% in fiscal 1999.

     The average volume of rupee loans increased by Rs. 86.9 billion (US$ 2.0 billion) or 25.2% to Rs. 431.8 billion (US$ 9.9 billion) in fiscal 2000 from Rs. 344.9 billion (US$ 7.9 billion) in fiscal 1999. This was principally due to increased disbursements of corporate finance loans and loans to the oil, gas and petrochemicals sector in fiscal 2000. During fiscal 2000, we increased our corporate finance loans through our increased offerings of customized products to our clients. Disbursements of corporate finance increased as a percentage of total disbursements to 70.2% in fiscal 2000 from 59.1% in fiscal 1999. Disbursements of project loans to the manufacturing sector decreased as a percentage of total disbursements to 14.5% in fiscal 2000 from 24.9% in fiscal 1999. The decrease in the average volume of foreign currency loans to Rs. 82.1 billion (US$ 1.9 billion) in fiscal 2000 from Rs. 85.9 billion (US$ 2.0 billion) in fiscal 1999 was primarily due to reduced demand from our customers.

     The average volume of cash, cash equivalents and trading assets increased 41.2% in fiscal 2000 to Rs. 94.7 billion (US$ 2.2 billion) compared to fiscal 1999 primarily due to the 19.5% increase in our balance sheet size, higher cash balances at ICICI Bank to meet reserve requirements resulting from a 62.5% increase in deposits during fiscal 2000 and a higher level of trading assets maintained to capitalize on the attractive market opportunities in fiscal 2000 on account of the decline in interest rates.

     The spread decreased by 67 basis points to 1.41% in fiscal 2000 from 2.08% in fiscal 1999 as our rupee spread decreased by 64 basis points and foreign currency spread decreased by 65 basis points. Net interest revenue as a percentage of average total assets declined less sharply by 47 basis points to 1.69% in fiscal 2000 from 2.16% in fiscal 1999. This was primarily due to the increase in the average interest-earning assets as a percentage of average interest bearing liabilities to 104.8% in fiscal 2000 from 103.5% in fiscal 1999.

     The yield on interest-earning rupee assets decreased 153 basis points to 14.19% in fiscal 2000 from 15.72% in fiscal 1999 principally due to our continued focus on lower risk corporate finance loans to highly-rated clients resulting in lower credit spreads, a decrease in the average cost of our rupee liabilities, an increase in cash balances which earn lower yields and an increase in our non-performing rupee loans. The increase in non-performing loans lowers our yield because interest on these loans does not continue to accrue. The average cost of our rupee liabilities decreased 89 basis points to 12.73% in fiscal 2000 from 13.62% in fiscal 1999, primarily due to the lower interest rates prevalent during fiscal 2000 and the increased proportion of lower cost deposits of ICICI Bank in total interest-bearing rupee liabilities. The average deposits as a percentage of average total liabilities and stockholders' equity increased to 10.6% in fiscal 2000 from 7.6% in fiscal 1999. As a result of the foregoing, the rupee spread decreased 64 basis points to 1.46% in fiscal 2000 from 2.10% in fiscal 1999.

     Our foreign currency loans are primarily floating rate US dollar LIBOR-linked loans. Yield on our interest-earning foreign currency assets decreased 106 basis points to 7.57% in fiscal 2000 from 8.63% in fiscal 1999 principally due to our continued focus on lending to highly rated clients resulting in lower credit spreads, a decrease in the cost of foreign currency borrowings and an increase in our non-performing foreign currency loans. The average cost of our foreign currency liabilities decreased 41 basis points to 5.66% in fiscal 2000 from 6.07% in fiscal 1999 mainly due to a decrease in the cost of certain multilateral and bilateral borrowings and the benefit of swapping foreign currency liabilities. The foreign currency spread decreased 65 basis points to 1.91% in fiscal 2000 from 2.56% in fiscal 1999.

     Our net interest revenue is still primarily attributable to our industrial financing activities. Commercial banking and investment banking, while growing rapidly, still represent a very small proportion of total revenue. See note
16.1.7 to the consolidated financial statements. As a result, these segments do not have a material impact on spreads and we do not expect this situation to change in the near term.

     Fiscal 1999 compared to Fiscal 1998

     Net interest revenue increased 4.0% in fiscal 1999 compared to fiscal 1998 reflecting mainly the following:

     o an increase of Rs. 111.8 billion (US$ 2.6 billion) or 41.1% in the average volume of interest-earning rupee assets;

     o an increase of Rs. 21.0 billion (US$ 0.5 billion) or 22.0% in the average volume of interest-earning foreign currency assets;

     o a decrease in our rupee spread to 2.10% in fiscal 1999 from 2.76% in fiscal 1998; and

     o a decrease in our foreign currency spread to 2.56% in fiscal 1999 from 2.81% in fiscal 1998.

     The average volume of rupee loans increased by Rs. 90.0 billion (US$ 2.1 billion) or 35.3% to Rs. 344.9 billion (US$ 7.9 billion) in fiscal 1999 from Rs. 254.9 billion (US$ 5.8 billion) in fiscal 1998. This was principally due to increased disbursements of corporate finance loans in fiscal 1999. Disbursements of project loans to the manufacturing sector decreased as a percentage of total disbursements to 24.9% in fiscal 1999 from 33.1% in fiscal 1998. During fiscal 1999, we increased our funding to corporations primarily in the oil exploration and production and oil distribution and marketing sectors. We also increased our corporate finance loans through our increased offerings of customized products to our clients. The increase of only 8.0% in the average volume of foreign currency loans to Rs. 85.9 billion (US$ 2.0 billion) in fiscal 1999 from Rs. 79.6 billion (US$ 1.8 billion) in fiscal 1998 was primarily due to reduced demand from our customers due to uncertainty regarding exchange rates.

     The average volume of cash, cash equivalents and trading assets increased 113.4% in fiscal 1999 to Rs. 67.1 billion (US$ 1.5 billion) compared to fiscal 1998 primarily due to the 33.4% increase in our balance sheet size, higher cash balances at ICICI Bank to meet reserve requirements resulting from a 144.6% increase in deposits during fiscal 1999 and maintenance of higher cash balances due to increased loan volumes. The increase in the volume of cash, cash equivalents and trading assets also reflected an increase in foreign currency cash balances arising from the fact that our assets on average had maturities shorter than our liabilities. Thus, the increased cash balances reflect principal and interest collections of foreign currency loans pending repayment of our matched foreign currency liabilities. Increased foreign currency cash balances resulted in a 22.0% growth in the average volume of interest-earning foreign currency assets.

     The spread decreased 81 basis points to 2.08% in fiscal 1999 from 2.89% in fiscal 1998 primarily due to the decrease in our rupee spread. However, net interest revenue as a percentage of average total assets declined less sharply by 59 basis points to 2.16% in fiscal 1999 from 2.75% in fiscal 1998. This was primarily due to the increase in average interest-earning assets as a proportion of average total assets to 87.1% in fiscal 1999 from 84.5% in fiscal 1998 as we continued our focus on growing interest-earning assets and limiting the growth in non-earning assets. However, this increase in average interest-earning assets as a proportion of average total assets was not as marked as in fiscal 1998 and was offset in large part by a corresponding increase in the proportion of average interest-bearing liabilities.

     The yield on interest-earning rupee assets decreased 102 basis points to 15.72% in fiscal 1999 from 16.74% in fiscal 1998 principally due to our continued focus on lower risk corporate finance loans to highly-rated clients resulting in lower credit spreads, a decrease in the average cost of our rupee liabilities, an increase in cash balances which earn lower yields and an increase in our non-performing rupee loans. The increase in non-performing loans lowers our yield because interest on these loans does not continue to accrue. The average cost of our rupee liabilities decreased 36 basis points to 13.62% in fiscal 1999 from 13.98% in fiscal 1998, primarily due to the increased proportion of lower cost deposits of ICICI Bank in total interest-bearing rupee liabilities. As a result of the foregoing, the rupee spread decreased 66 basis points to 2.10% in fiscal 1999 from 2.76% in fiscal 1998.

     Yield on our interest-earning foreign currency assets decreased 60 basis points to 8.63% in fiscal 1999 from 9.23% in fiscal 1998 principally due to the decrease in US dollar LIBOR rates during fiscal 1999 compared to fiscal 1998, an increase in cash balances which earn lower yields and an increase in our non-performing foreign currency loans. The average cost of our foreign currency liabilities decreased 35 basis points to 6.07% in fiscal 1999 from 6.42% in fiscal 1998. The foreign currency spread decreased 25 basis points to 2.56% in fiscal 1999 from 2.81% in fiscal 1998.

     Provisions for Credit Losses

     The following table sets forth, for the periods indicated, certain information regarding our non-performing loans.

                                                                       At March 31,
                                        ------------------------------------------------------------------------
                                                                   1999/1998                          2000/1999
                                            1998         1999      % change            2000           % change
                                        ------------------------------------------------------------------------
                                                        (in millions, except percentages)
Gross non-performing loans ............ Rs. 45,123    Rs. 58,487     29.6%    Rs. 69,120    US$ 1,584    18.2%
Allowance for credit losses ...........     22,457        28,524     27.0         34,085          781    19.5
Net non-performing loans ..............     22,666        29,963     37.2         35,035          803    16.9
Gross non-performing loans as a
  percentage of gross loans ...........     11.29%         11.58%                  11.59%
Net non-performing loans as a
  percentage of net loans .............      6.01           6.29                    6.23
Allowance for credit losses as a
  percentage of gross non-
  performing loans ....................     49.77          48.77                   49.31
Allowance for credit losses as a
      percentage of gross loans .......      5.62           5.65                    5.71

     The following table sets forth, for the periods indicated, certain information regarding our provisions for credit losses.

                                                                       At March 31,
                                        ------------------------------------------------------------------------
                                                                   1999/1998                          2000/1999
                                            1998         1999      % change            2000           % change
                                        ------------------------------------------------------------------------
                                                        (in millions, except percentages)
Provisions for credit losses .......... Rs. 4,768     Rs. 6,067      27.2%    Rs. 6,363     US$ 146      4.9%
Provisions for credit losses as
  a percentage of net loans ...........      1.26%         1.27%                   1.13%
Provisions for credit losses as a
  percentage of average total assets ..      1.10          1.06                    0.90

     For information on changes in the allowance for credit losses, see "Business--Loan Portfolio--Allowance for Credit Losses".

     Changes in our provisions reflect trends in the key sector in which we operate. The manufacturing sector has been adversely impacted by several factors, including a sharp decline in commodity prices until the end of fiscal 1999, which reduced profitability for certain of our borrowers, a slowdown in industrial growth from 1997 to 1999, the restructuring of certain Indian companies in sectors such as iron and steel and man-made fibers, and increased competition arising from economic liberalization in India. The adverse impact of these factors continued in fiscal 2000 as certain corporates have had to restructure their operations to deal with the financial stress they had encountered. However, in fiscal 2000, the global commodity markets showed an uptrend and the Indian economy also improved compared to fiscal 1999. Against this backdrop, we continued to follow an aggressive policy towards tackling non-performing loans, including focused recovery efforts and a proactive approach to problem cases. As a result, our non-performing loans increased at a lower rate in fiscal 2000 compared to past years.

     Gross non-performing loans increased 18.2% during fiscal 2000 to Rs. 69.1 billion (US$ 1.6 billion) at year-end fiscal 2000, primarily due to an increase in non-performing loans in the textiles, paper and paper products, man-made fibers, electrical equipment, basic chemicals and iron and steel industries.

As a percentage of net loans, net non-performing loans declined marginally to 6.23% at year-end fiscal 2000 from 6.29% at year-end fiscal 1999. Provisions for credit losses in fiscal 2000 was Rs. 6.4 billion (US$ 146 million), an increase of 4.9% over fiscal 1999. Our income before taxes and provisions, excluding the effect of the Specific Items increased 19.3% to Rs. 17.2 billion (US$ 394 million) in fiscal 2000 from Rs. 14.4 billion (US$ 330 million) in fiscal 1999.

     Gross non-performing loans increased 29.6% during fiscal 1999 to Rs. 58.5 billion (US$ 1.3 billion) at year-end fiscal 1999, primarily due to an increase in non-performing loans in the plastics, metal products, basic chemicals and iron and steel industries. As a percentage of net loans, net non-performing loans increased to 6.29% at year-end fiscal 1999 from 6.01% at year-end fiscal 1998. Provisions for credit losses in fiscal 1999 was Rs. 6.1 billion (US$ 139 million), an increase of 27.2% over fiscal 1998. Our income before taxes and provisions, excluding the effect of the Specific Items increased 10.4% to Rs.
14.4 billion (US$ 330 million) in fiscal 1999 from Rs. 13.1 billion (US$ 299 million) in fiscal 1998.

     Management believes that several loans which became non-performing in fiscal 1998, 1999 and 2000 are essentially to inherently viable projects. These loans were classified as non-performing, following defaults in scheduled payments or because interest or principal was doubtful of collection, primarily due to stress on account of the global downtrend in the commodity prices coupled with the rapid reduction in domestic trade barriers over the past few years. Management expects credit losses in these loans to be lower due to the viability of these projects. As a result, the coverage ratio decreased to 49.31% at year-end fiscal 2000 from 61.48% at year-end fiscal 1997. The coverage ratio increased marginally to 49.31% at year-end fiscal 2000 from 48.77% at year-end fiscal 1999. The provisions for credit losses as a percentage of average total assets declined to 0.90% in fiscal 2000 from 1.06% in fiscal 1999 and 1.10% in fiscal 1998.

     We conduct a comprehensive analysis of our entire loan portfolio on a periodic basis (currently done on a quarterly basis). The analysis considers both qualitative and quantitative criteria including the account conduct, future prospects, repayment history, financial performance amongst others. This comprehensive analysis includes an account by account analysis of our entire corporate loan portfolio, and an allowance is made for any probable loss on each account. For non-performing loans in excess of Rs. 100 million, which were 57.6% of the gross non-performing loan portfolio at year-end fiscal 2000, we follow a detailed process for each loan as outlined in the prior sentence to determine the allowance for credit losses to be provided. For the balance of smaller loans in the non-performing loan portfolio, we follow the classification detailed under "Business--Non-Performing Loans--Allowance for Credit Losses" for determining the allowance for credit losses. Our loan portfolio is composed largely of project finance loans where we have a security interest and first lien on all the fixed assets and a second lien on all the current assets of the borrower. We typically lend between 60.0% and 80.0% of the appraised value of collateral. Hence, all our loans have historically been sufficiently over-collateralized so that once collateral is realized, we typically recover the full principal along with a small portion of interest claims. However, the recoveries are subject to delays, that can be several years, due to the long legal collection process in India. As a result, we make an allowance for the loans based on the time value of money or the present value of expected realizations of collateral, which takes into account the delay we will experience before recovering our principal. The time to recovery, expected future cash flows and realizable value for collateral value are periodically reviewed in estimating the allowance.

     Loans are identified as non-performing and placed on a non-accrual basis when it is determined that either interest or principal is past due beyond specific periods or that payment of interest or principal is doubtful of collection. Any interest accrued (and not received) on impaired loans is reversed and charged against current earnings. Interest is thereafter included in earnings only to the extent actually received in cash. Allowance for non-performing loans is calculated by comparing the net present value of the expected cashflows discounted at the effective interest rate of the loan and the carrying value of the loan. See "Business--Non-Performing Loans--Allowance for Credit Losses" for a description of our analysis of our loan portfolio.

     We believe that the process for ascertaining allowance described above adequately captures the expected losses on our entire loan portfolio and that our current allowance for credit losses is sufficient to cover all currently known credit losses in our existing portfolio. There can, however, be no guarantee that non-performing loans will not increase and that the current allowance for credit losses will be sufficient.

     We do not expect changes in our business to change the nature of our allowance in the near term. In the medium-term, as retail lending becomes a significant proportion of our business, we will probably change the way we calculate our allowance to incorporate the statistical methods for loan impairment that are used by banks in developed countries in their retail portfolios, including credit scoring and other methods designed to evaluate consumer credit risk. See note 16.1.7 to our consolidated financial statements.

     Non-Interest Revenue, Net

     The following table sets forth, for the periods indicated, the principal components of our non-interest revenue, net.

                                                                   Year ended  March 31,
                                            -------------------------------------------------------------------------
                                                                      1999/1998                            2000/1999
                                               1998         1999      % change             2000            % change
                                            -------------------------------------------------------------------------
                                                              (in millions, except percentages)
Fees, commission and brokerage ..........   Rs. 2,156     Rs. 3,464     60.7%    Rs. 4,263       US$ 98        23.1%
Trading account revenue(1) ..............         673           476    (29.3)        2,029           46       326.3
Securities transactions(2) ..............         (69)          275       --         2,363           54       759.3
Foreign exchange transactions(3) ........         265           829    212.8           428           10       (48.4)
Specific Items:
  Profit on the sale of a 25.8%
    equity interest in ICICI Bank .......         920            --       --            --           --          --
  Profit on the sale of certain premises.         532            --       --           212            5          --
  Effect of business combinations .......         495           253   (48.9)           253            6          --
Other revenue ...........................         353            82   (76.8)           139            3        69.5
                                            -----------------------              ----------------------
Total non-interest revenue, net .........   Rs. 5,325     Rs. 5,379     1.0      Rs. 9,687      US$ 222        80.1
                                            =======================              ======================

---------
(1) Primarily reflects income from trading in government of India securities and corporate debt securities.
(2) Primarily reflects capital gains realized on the sale of ICICI's long-term equity securities and revenues from our investment banking subsidiary less permanent diminution.
(3) Arises primarily from purchases and sales of foreign exchange on behalf of our corporate clients.

     Fiscal 2000 compared to Fiscal 1999

     Non-interest revenue increased by 80.1% in fiscal 2000 to Rs. 9.7 billion (US$ 222 million), primarily due to an increase in trading account revenue and income from securities transactions. Excluding the effect of the Specific Items, non-interest revenue as a percentage of average total assets increased to 1.30% in fiscal 2000 from 0.89% in fiscal 1999.

     The increase in fees, commission and brokerage income in fiscal 2000 was primarily due to the increase in fees from loan syndication and fee income of our commercial banking subsidiary and our investment banking subsidiary. Increased marketing efforts through our Growth Clients Group and Major Clients Group also helped us in increasing this income.

     Trading account revenue primarily consists of income from trading in government of India securities and corporate debt securities. Trading account revenue in fiscal 2000 was significantly higher compared to fiscal 1999 primarily due to the increased revenues resulting from short-term market opportunities created by the decrease in interest rates during fiscal 2000 together with a higher average volume of trading account assets (primarily government of India securities and corporate debt securities). These type of short-term market opportunities may not be available every year.

     Income from securities transactions primarily reflects capital gains realized on the sale of ICICI's long-term equity securities and revenues from our investment banking subsidiary less other than temporary diminution. Income from securities transactions increased significantly to Rs. 2.4 billion (US$ 54 million) in fiscal 2000 from Rs. 275 million (US$ 6 million) in fiscal 1999. This was largely due to the buoyant capital market conditions in fiscal 2000 compared to the depressed capital market in fiscal 1999. ICICI was able to book significant capital gains on its private equity portfolio because the market price of capital stock, including those of certain companies whose project implementation was completed, increased substantially during fiscal 2000. ICICI also capitalized on the market opportunities to book capital gains by investing in select initial public offerings of companies and mutual fund units.

     Income from foreign exchange transactions principally reflects our purchases and sales of foreign currency, primarily US dollars, on behalf of our corporate clients. Our income from this activity decreased in fiscal 2000 primarily as a result of an absence of gains of Rs. 488 million (US$ 11 million) that were realized in fiscal 1999 by swapping rupee funds into US dollars. A change in the Reserve Bank of India's regulation prohibited these swaps in fiscal 2000.

     Fiscal 1999 compared to Fiscal 1998

     Non-interest revenue increased by only 1.0% in fiscal 1999 to Rs. 5.4 billion (US$ 123 million), primarily due to the inclusion of the Specific Items in fiscal 1998. Excluding the effect of the Specific Items, non-interest revenue in fiscal 1999 would have increased 51.7% to Rs. 5.1 billion (US$ 117 million) from Rs. 3.4 billion (US$ 77 million) in fiscal 1998, primarily due to the 60.7% increase in income from fees, commission and brokerage and increase in income from foreign exchange transactions. Excluding the effect of the Specific Items, non-interest revenue as a percentage of average total assets increased to 0.89% in fiscal 1999 from 0.78% in fiscal 1998 as we continued to focus on increasing non-interest revenues to improve our profitability.

     The increase in fees, commission and brokerage income in fiscal 1999 was primarily due to the increase in project appraisal and loan processing fees. Project appraisal and loan processing fees increased significantly to Rs. 1.7 billion (US$ 39 million) in fiscal 1999 from Rs. 345 million (US$ 8 million) in fiscal 1998, principally due to our increased focus on developing fee-based revenue through leveraging our project appraisal and structuring skills. Commissions on guarantees increased 8.1% to Rs. 1,018 million (US$ 23 million) in fiscal 1999 from Rs. 940 million (US$ 22 million) in fiscal 1998 due to a 5.2% increase in the volume of guarantees outstanding.

     Trading account revenue, decreased 29.3% in fiscal 1999 compared to fiscal 1998. Trading account revenue in fiscal 1998 was significantly higher as we were able to capitalize on the available market opportunities to earn greater levels of profits in an environment where interest rates moved sharply during short periods in the year. Further, trading account revenue in fiscal 1999 decreased due to the effects of increased competition in the primary dealership business, where our investment-banking subsidiary is a primary dealer for Indian government securities.

     Income from securities transactions primarily reflects capital gains realized on the sale of ICICI's long-term equity securities and revenues from our investment banking subsidiary less other than temporary diminution. Income from securities transactions was Rs. 275 million (US$ 6 million) in fiscal 1999 compared to a loss of Rs. 69 million (US$ 2 million) in fiscal 1998 primarily because our investment banking subsidiary, which had made a loss in fiscal 1998, made profits in fiscal 1999 and due to the higher level of other than temporary diminution in our securities portfolio in fiscal 1998.

     Income from foreign exchange transactions increased significantly in fiscal 1999 as we realized gains of Rs. 488 million (US$ 11 million) by capitalizing on opportunities in the US dollar forward markets. In order to increase the yield on our cash balances, we swapped rupee funds into US dollars at attractive rates and placed them in US dollar-denominated deposits for short periods.

     Non-Interest Expense

     The following table sets forth, for the periods indicated, the principal components of our non-interest expense.

                                                                  Year ended March 31,
                                     -------------------------------------------------------------------------
                                                                1999/1998                            2000/1999
                                        1998           1999     % change             2000            % change
                                     -------------------------------------------------------------------------
                                                   (in millions, except percentages)
Employee expense:
  Salaries ......................... Rs.    682    Rs.     796    16.7%    Rs.   1,386    US$    32     74.1%
  Employee benefits ................        146            147     0.7             232            5     57.8
                                     -------------------------             ------------------------
Total employee expense .............        828            943    13.9           1,618           37     71.6
Premises and equipment expense .....        424            777    83.3           1,055           24     35.8
Amortization of goodwill ...........          0            187      --             187            4       --
Administration and other expense ...      1,434          1,888    31.7           2,442           56     29.3
                                     -------------------------             ------------------------
Total non-interest expense ......... Rs.  2,686    Rs.   3,795    41.3     Rs.   5,302      US$ 121     39.7
                                     =========================             ========================

     Fiscal 2000 compared to Fiscal 1999

     Non-interest expense increased 39.7% in fiscal 2000 to Rs. 5.3 billion (US$ 121 million) from Rs. 3.8 billion (US$ 87 million) in fiscal 1999. Excluding the effect of the Specific Items, non-interest expense as a percentage of average total assets increased to 0.72% in fiscal 2000 from 0.63% in fiscal 1999. Employee expenses increased 71.6% in fiscal 2000 principally due to a 40.3% increase in number of employees and the cost of employee termination under the Voluntary Retirement Scheme in fiscal 2000. The number of employees increased 40.3% from 2,495 employees at year-end fiscal 1999 to 3,500 employees at year-end fiscal 2000 primarily due to our retail and technology initiatives which made it vital for some of our subsidiaries to employ people with requisite skills. ICICI successfully completed a Voluntary Retirement Scheme in fiscal 2000 which was availed by 223 employees. The cost of employee termination under this scheme was Rs. 299 million (US $ 7 million).

     Premises and equipment expense increased 35.8% in fiscal 2000 compared to fiscal 1999, primarily due to increased depreciation expenses for ICICI centers and computer and computer software, higher expenses of ICICI Bank as a result of the expansion of its branch network and increased expenses associated with the acquisition of equipment for technology systems for ICICI Bank and ICICI Infotech.

     Administrative and other expenses increased 29.3% in fiscal 2000 compared to fiscal 1999 primarily due to additional expenses resulting from payments to consultants for strategic advisory services, an increase in registrar and transfer agency fees, an increase in communication and computer expenses and additional advertising expenses associated with building the ICICI brand name and marketing our retail bonds.

     Fiscal 1999 compared to Fiscal 1998

     Non-interest expense increased 41.3% in fiscal 1999 to Rs. 3.8 billion (US$ 87 million) from Rs. 2.7 billion (US$ 62 million) in fiscal 1998. Excluding the effect of the Specific Items, non-interest expense would have increased 34.3% to Rs. 3.6 billion (US$ 83 million) in fiscal 1999 from Rs. 2.7 billion (US$ 62 million) in fiscal 1998. Excluding the effect of the Specific Items, non-interest expense as a percentage of average total assets increased marginally to 0.63% in fiscal 1999 from 0.62% in fiscal 1998. Employee expenses increased 13.9% in fiscal 1999 principally due to a 15.8% increase in the number of employees to 2,495 at year-end fiscal 1999 from 2,155 at year-end fiscal 1998 resulting from entry into new businesses, such as retail lending, and the increase due to employee costs of Anagram Finance.

     Premises and equipment expense increased 83.3% in fiscal 1999 compared to fiscal 1998, primarily due to increased depreciation expenses for our new headquarter building, higher expenses of ICICI Bank as a result of the expansion of its branch network and increased expenses associated with the acquisition of equipment for technology systems.

     Administrative and other expenses increased 31.7% in fiscal 1999 compared to fiscal 1998 primarily due to additional expenses resulting from the acquisition of Anagram Finance, payments to consultants for strategic advisory services, an increase in communication and computer expenses and additional advertising expenses associated with building the ICICI brand name and marketing our retail bonds. The increase in communication and computer expense was a direct outcome of our strategy to enhance our competitive edge in the Indian financial sector by seeking to acquire and install sophisticated information technology systems.

     Income Tax Expense

     Income tax expense increased 70.3% in fiscal 2000 to Rs. 2.0 billion (US$ 47 million) compared to Rs. 1.2 billion (US$ 27 million) in fiscal 1999 which in turn decreased 17.4% from Rs. 1.4 billion (US$ 33 million) in fiscal 1998. The effective tax rate was 18.3% in fiscal 2000 compared to 14.2% in fiscal 1999 and 14.1% in fiscal 1998. The higher effective tax rate in fiscal 2000 was due to increased income of our commercial and investment banking subsidiaries where the effective tax rate is higher than that of the parent company since these entities do not enjoy the special tax benefits granted to the parent company which is a long-term lending institution. The marginal rate of tax was higher by 10.0% in fiscal 2000 compared to fiscal 1999 due to an additional 10.0% surcharge imposed on income tax.

     Our effective tax rate was lower than the marginal tax rate of 35.0% in fiscal 1998 and 1999 and 38.5% in fiscal 2000 generally applicable to companies in India. Our effective tax rate was lower due to the special benefits granted to ICICI as a long-term lending institution under the Indian Income-Tax Act, 1961 and the tax-free status of the profits from infrastructure financing. As a long-term lending institution, ICICI is allowed a deduction of up to 40.0% of its taxable income derived from the business of long-term financing. This benefit is available on ICICI's income derived from loans of a maturity greater than five years. However, prior to fiscal 1997, this benefit was available on ICICI's income derived from long-term financing with no restriction of minimum maturity. We cannot be sure that these tax benefits will not be changed further in the future.

Financial Condition

     Assets

     The following table sets forth, for the periods indicated, the principal components of our assets.

                                                                  At March 31,
                                     -------------------------------------------------------------------------
                                                                1999/1998                            2000/1999
                                        1998           1999     % change             2000            % change
                                     -------------------------------------------------------------------------
                                                   (in millions, except percentages)
Cash and cash equivalents .........  Rs.  36,575   Rs.  62,123     69.9%   Rs.  71,097    US$  1,629     14.4%
Trading account assets(1) .........       11,723        35,926    206.5         57,396         1,315     59.8
Securities(2) .....................       14,582        15,041      3.1         18,871           432     25.5
Investments in affiliates .........          278           244    (12.2)           264             6      8.2
Loans, net:
  Rupee ...........................      306,732       414,295     35.1        502,865        11,520     21.4
  Foreign currency ................       92,909        90,581     (2.5)        93,640         2,145      3.4
  Less: Allowances ................      (22,457)      (28,524)    27.0        (34,085)         (781)    19.5
Total loans, net ..................      377,184       476,352     26.3        562,420        12,885     18.1
Acceptances .......................        8,314         8,773      5.5         12,333           283     40.6
Property and equipment ............        6,457         7,950     23.1         11,775           270     48.1
Other assets ......................       34,686        46,936     35.3         46,528         1,066     (0.9)
                                     -------------------------             -------------------------
Total assets ......................  Rs. 489,799   Rs. 653,345     33.4    Rs. 780,684    US$ 17,885     19.5
                                     =========================             =========================

---------
(1) Primarily includes government of India securities and corporate debt securities.
(2)  Primarily includes equity securities.

     Our assets increased 19.5% to Rs. 780.7 billion (US$ 17.9 billion) at year-end fiscal 2000 from Rs. 653.4 billion (US$ 15.0 billion) at year-end fiscal 1999. Net loans increased 18.1% in fiscal 2000 reflecting a 21.4% increase in rupee loans and a 3.4% increase in foreign currency loans. The increase in rupee loans was principally due to increased disbursements of corporate finance loans, loans to the oil, gas and petrochemicals sector and working capital finance in fiscal 2000. Disbursements to the manufacturing sector remained high but decreased as a percentage of our total disbursements to 14.5% in fiscal 2000 from 24.9% in fiscal 1999.The growth in cash, cash equivalents and trading account assets was principally due to a 19.5% increase in our balance sheet size, higher cash balances of ICICI Bank to meet increased reserve requirements as a result of a 62.5% increase in deposits during fiscal 2000 and a higher level of trading account assets maintained to capitalize on the attractive market opportunities resulting from a decrease in interest rates in fiscal 2000.

     Total assets increased 33.4% to Rs. 653.3 billion (US$ 15.0 billion) at year-end fiscal 1999 from Rs. 489.8 billion (US$ 11.2 billion) at year-end fiscal 1998 primarily due to a 26.3% increase in loans. The increase in loans reflected increased disbursements of corporate finance loans and loans to the oil, gas and petrochemicals sector in fiscal 1999, resulting in a 35.1% increase in rupee loans. Disbursements to the manufacturing sector remained high but decreased as a percentage of our total disbursements to 24.9% in fiscal 1999 from 33.1% in fiscal 1998.The low demand from customers for foreign currency funding due to uncertainty regarding foreign exchange rates was reflected in the decline in our foreign currency loan balance. The high growth in cash, cash equivalents and trading account assets was principally due to a 33.4% increase in our balance sheet size, a higher cash balance of ICICI Bank to meet increased reserve requirements as a result of a 144.6% increase in deposits during fiscal 1999 and maintenance of higher cash balances due to increased loan volumes. Securities increased only 3.1% during fiscal 1999 primarily due to our policy of restricting our exposure to equity securities as we continued to focus on credit products.

     Liabilities and Stockholders' Equity

     The following table sets forth, for the periods indicated, the principal components of our liabilities and stockholders' equity.

                                                                  At March 31,
                                     -------------------------------------------------------------------------
                                                                1999/1998                            2000/1999
                                        1998           1999     % change             2000            % change
                                     -------------------------------------------------------------------------
                                                   (in millions, except percentages)
Deposits ..........................  Rs.  29,295   Rs.  60,605    106.9%  Rs.  96,682    US$  2,215     59.5%
Trading account liabilities .......        3,526        14,791    319.5        20,684           474     39.8
Acceptances .......................        8,314         8,773      5.5        12,333           283     40.6
Long-term debt:
  Rupee ...........................      246,005       338,228     37.5       345,658         7,919      2.2
  Foreign currency ................      101,951       100,212     (1.7)       93,504         2,142     (6.7)
                                     -------------------------            -------------------------
Total long-term debt ..............      347,956       438,440     26.0       439,162        10,061      0.2
Other liabilities .................       53,091        72,589     36.7       114,779         2,630     58.1
Taxes and dividends payable .......        9,928         9,966      0.4        11,631           266     16.7
Redeemable preferred stock(1) .....        3,366        10,897    223.7        10,207           234     (6.3)
                                     -------------------------            -------------------------
Total liabilities .................      455,476       616,061     35.3       705,478        16,162     14.5
Minority interest .................        1,447           773    (46.6)        4,298            98    456.0
Stockholders' equity ..............       32,876        36,511     11.1        70,908         1,624     94.2
                                     -------------------------            -------------------------
Total liabilities and
  stockholders' equity ............  Rs. 489,799   Rs. 653,345     33.4   Rs. 780,684    US$ 17,885     19.5
                                     =========================            =========================

---------
(1) In line with the existing regulatory requirements in India, preferred stock issued by us needs to be compulsorily redeemed within a specified time period. Accordingly, all series of preferred issued by us are redeemable in accordance with the terms of the issue.

     Our long-term debt increased marginally by 0.2% to Rs. 439.2 billion (US$
10.1 billion) at year-end fiscal 2000 from Rs. 438.4 billion (US$ 10.0 billion) at year-end fiscal 1999, reflecting a 2.2% increase in long-term rupee debt and a decrease of 6.7% in long-term foreign currency debt. Deposits increased 59.5% to Rs. 96.7 billion (US$ 2.2 billion) at year-end fiscal 2000 reflecting ICICI Bank's success in raising funds through its expanded branch network. Deposits as a percentage of our total liabilities increased to 13.7% at year-end fiscal 2000 from 9.8% at year-end fiscal 1999. Other liabilities increased 58.1% during fiscal 2000 primarily due to an increase in short-term borrowings and a higher amount of interest accrued but not due. Redeemable preferred stock decreased 6.3% during fiscal 2000 to Rs.10.2 billion (US$ 234 million) as we redeemed some preferred stock during fiscal 2000. Stockholders' equity increased 94.2% during fiscal 2000 to Rs. 70.9 billion (US$ 1.6 billion) as we raised fresh equity capital from existing Indian institutional shareholders, other Indian shareholders and overseas investors through our ADS offering.

     The increase of 26.0% in long-term debt to Rs. 438.4 billion (US$ 10.1 billion) at year-end fiscal 1999 from Rs. 347.9 billion (US$ 8.0 billion) at year-end fiscal 1998 reflected a 37.5% increase in long-term rupee debt and a marginal decrease of 1.7% in long-term foreign currency debt. Deposits increased 106.9% to Rs. 60.6 billion (US$ 1.4 billion) at year-end fiscal 1999 as ICICI Bank expanded its branch network to increase its market share in total deposits. Deposits as a percentage of our total liabilities increased to 9.8% at year-end fiscal 1999 from 6.4% at year-end fiscal 1998. Other liabilities increased 36.7% during fiscal 1999 primarily due to a higher amount of interest accrued but not due and an increase in short-term borrowings. Redeemable preferred stock increased 223.7% during fiscal 1998 to Rs. 10.9 billion (US$ 256 million) as we raised preferred stock primarily of a maturity greater than five years to improve our Tier 2 capital adequacy ratio.

     Contingent Liabilities

     As a part of our financing activities, we issue guarantees to enhance the credit standing of our customers. The guarantees are generally for a period not exceeding 10 years. The credit risk associated with these products, as well as the operating risks, are similar to those in other loan products. We have the same appraisal process, pricing methodology and collateral requirement for guarantees as that for any other loan product. Guarantees increased 19.7% at year-end fiscal 2000 compared to year-end fiscal 1999, which in turn increased 5.2% compared to year-end fiscal 1998. The increase in guarantees outstanding in fiscal 2000 was primarily due to guarantees issued to projects in the infrastructure sector and increase in guarantees issued by our commercial banking subsidiary.

     The following table sets forth, for the periods indicated, our guarantees outstanding.

                                                                  At March 31,
                                     -------------------------------------------------------------------------
                                                                1999/1998                            2000/1999
                                        1998           1999     % change             2000            % change
                                     -------------------------------------------------------------------------
                                                   (in millions, except percentages)
Financial guarantees(1) ...........  Rs. 36,393    Rs. 39,455      8.4%   Rs. 46,253     US$ 1,060     17.2%
Performance guarantees(2) .........       9,722         9,059     (6.8)       11,811           271     30.4
                                     ------------------------             ------------------------
Total guarantees ..................  Rs. 46,115    Rs. 48,514      5.2    Rs. 58,064     US$ 1,331     19.7
                                     ========================             ========================

---------
(1) Consists of instruments guaranteeing the timely contractual payment of loan obligations, primarily to foreign lenders on behalf of project companies.
(2) Consists of instruments guaranteeing the performance by a company of an obligation, such as exports.

     Foreign Exchange and Derivative Contracts

     We enter into foreign exchange forwards, options, swaps and other derivative products, which enable customers to transfer, modify or reduce their foreign exchange and interest rate risks. In addition, we use foreign exchange contracts and other instruments as a part of our own balance sheet and risk management. These instruments are used to manage foreign exchange and interest rate risk relating to specific groups of on-balance sheet assets and liabilities.

The following table sets forth, for the periods indicated, the notional amount of our derivative contracts.

                                                                  At March 31,
                                     ----------------------------------------------------------------------------
                                         Notional principal amounts              Balance sheet credit exposure(1)
                                     ----------------------------------------------------------------------------
                                        1998           1999         2000          1998        1999        2000
                                       ------         ------       ------        ------      ------      ------
                                                                      (in millions)
Interest rate products:
  Swap agreements .................  Rs. 24,169    Rs. 28,731    Rs.  40,201    Rs.   --    Rs.    --    Rs.   --
  Others ..........................          --            --             --          --           --          --
                                     ----------------------------------------------------------------------------
Total interest rate products ......  Rs. 24,169    Rs. 28,731    Rs.  40,201    Rs.   --    Rs.    --    Rs.   --
                                     ============================================================================
Foreign exchange products:
  Forward contracts ...............  Rs. 33,609    Rs. 40,407    Rs. 104,514    Rs.   77    Rs.   425    Rs.  309
  Swap agreements .................       9,151        17,494         30,552          --           --          --
                                     ----------------------------------------------------------------------------
Total foreign exchange products ...  Rs. 42,760    Rs. 57,901    Rs. 135,066    Rs.   77    Rs.   425    Rs.  309
                                     ============================================================================

---------
(1) Denotes the mark-to-market impact of the derivative and foreign exchange products on the reporting date.

     Capital

     ICICI and ICICI Bank are subject to the capital adequacy requirements of the Reserve Bank of India, which are primarily based on the capital adequacy accord reached by the Basle Committee of Banking Supervision, Bank of International Settlements in 1988. For a detailed description of the Reserve Bank of India's capital adequacy guidelines, see "Supervision and Regulation--Capital Adequacy Requirements". ICICI and ICICI Bank are required to maintain a minimum ratio of total capital to risk adjusted assets of 9.0%, at least half of which must be Tier 1 capital. Both ICICI and ICICI Bank have capital at levels well above the minimum requirement.

     The following table sets forth, for the periods indicated, ICICI's risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the applicable Reserve Bank of India guidelines and based on ICICI's unconsolidated financial statements prepared in accordance with Indian GAAP.

                                                                  At March 31,
                                     --------------------------------------------------------------------------
                                                                 1999/1998                            2000/1999
                                           1998           1999   % change             2000            % change
                                     --------------------------------------------------------------------------
                                                   (in millions, except percentages)
Tier 1 capital ....................  Rs.    40,299   Rs.   46,997   16.6%   Rs.   74,700   US$   1,711   58.9%
Tier 2 capital ....................         19,469         24,017   23.4          37,350           856   55.5
                                     ----------------------------           --------------------------
Total capital .....................  Rs.    59,768   Rs.   71,014   18.8    Rs.  112,050   US$   2,567   57.8
                                     ============================           ==========================
On-balance sheet risk weighted
  assets ..........................  Rs.   409,726   Rs.  515,970   25.9     Rs. 590,000   US$  13,517   14.3
Off-balance sheet risk weighted
  assets ..........................        49,104          53,912    9.8          60,818         1,393   12.8
                                     ----------------------------           --------------------------
Total risk weighted assets ........  Rs.  458,830    Rs.  569,882   24.2     Rs. 650,818    US$ 14,910   14.2
                                     ============================           ==========================
Tier 1 capital adequacy ratio(1) ..          8.78%           8.25%                 11.48%
Tier 2 capital adequacy ratio(1) ..          4.24            4.21                   5.74
                                     ----------------------------           --------------------------
Total capital adequacy ratio(1) ...         13.03%          12.46%                 17.22%
                                     ============================           ==========================

---------
(1) Our total capital adequacy ratio computed under the applicable Reserve Bank of India guidelines and based on our consolidated financial statements prepared in accordance with US GAAP was 15.80% at year-end fiscal 2000. Using the same basis of computation, our Tier 1 capital adequacy ratio was 10.53% and our Tier 2 capital adequacy ratio was 5.27% at year-end fiscal 2000.

     At March 31, 2000, ICICI's Tier 1 capital included Rs. 2.5 billion (US$ 57 million) out of the face value of Rs. 3.5 billion (US$ 80 million) of 20-year non-cumulative preferred stock issued to ITC Classic Finance group companies as a part of the scheme of acquisition of ITC Classic Finance by ICICI. This preferred stock carries a negligible non-cumulative dividend of 0.001% per annum. The Reserve Bank of India has allowed the inclusion of such preferred stock in Tier 1 capital from April 1999, subject to the creation of a corpus to be invested in government of India securities of equivalent maturity. At June 30, 2000, this corpus amount was Rs 1.0 billion (US$ 23 million).

     Our banking subsidiary, ICICI Bank, also computes its capital adequacy ratios in accordance with the Reserve Bank of India guidelines. ICICI Bank had a total capital adequacy ratio of 13.5% at year-end fiscal 1998, 11.1% at year-end fiscal 1999 and 19.6% at year-end fiscal 2000 with a Tier 1 capital adequacy ratio of 13.4% at year-end fiscal 1998, 7.3% at year-end fiscal 1999 and 17.4% at year-end fiscal 2000.

     Capital Expenditure

     Our capital expenditure on property and equipment for fiscal 1998 was Rs.
4.3 billion (US$ 99 million), for fiscal 1999 was Rs. 3.6 billion (US$ 82 million) and for fiscal 2000 was Rs.2.7 billion (US$ 61 million). The expenditure was primarily attributable to construction of our new office premises, bank branches, substantial improvements to our existing offices which we own or which we have taken on lease, significant upgradation of software systems and capital investments in a state-of-the-art data centre.

Segment-wise Revenues and Assets

     The varied banking and finance activities of ICICI are carried out by a number of legal entities. Thus, while the parent company focuses primarily on medium-term and long-term industrial financing, other activities such as commercial banking, investment banking, retail distribution, broking and venture capital activities are conducted by fully or majority owned subsidiaries. Each subsidiary focuses on specific activities. Accordingly, management has identified each of these legal entities as operating segments. Based on business volumes, revenues, income and assets size, management considers industrial financing, commercial banking and investment banking as reportable segments. The segment-wise revenues and assets are discussed below.

     Industrial Finance Segment

     Our industrial finance segment engages in providing medium-term and long-term project finance, corporate finance and lease finance to Indian businesses and largely represents the activities of ICICI, the parent company.

     Our industrial finance segment contributed 76.3% of the total net income in fiscal 2000 compared to 91.6% in fiscal 1999. The decline in contribution to net income is due to the significant increase in net income of the commercial banking and investment banking segments. Net income was Rs. 7.1 billion (US$ 163 million) in fiscal 2000, representing a 3.3% increase from Rs. 6.9 billion (US$ 158 million) in fiscal 1999. Net income for fiscal 1999 includes an extraordinary gain of Rs. 292 million (US$ 7 million), net of tax, from the extinguishment of debt as we purchased some of our outstanding foreign currency bonds. Net income for fiscal 2000 includes Rs. 249 million (US$ 6 million), net of tax, on account of the effect of a change in the method of accounting for depreciation on property and equipment. Excluding both these items, net income would have increased 4.1% to Rs. 6.9 billion (US$ 157) in fiscal 2000 from Rs.
6.6 billion (US$ 151 million) in fiscal 1999.

     Net interest revenue, including dividends, decreased 2.0% to Rs. 11.3 billion (US$ 258 million) in fiscal 2000 from Rs. 11.5 billion (US$ 263 million) in fiscal 1999. This was due to our continued focus on lower risk loans to highly-rated clients that resulted in lower credit spreads. In addition, an increase in non-performing loans also lowered our spread.

     Non-interest revenue increased 54.5% to Rs. 6.4 billion (US$ 146 million) in fiscal 2000 from Rs. 4.1 billion (US$ 95 million) in fiscal 1999 primarily due to an increase in trading account revenue and income from securities transaction as ICICI took advantage of the significant higher level of trading opportunities available in fiscal 2000 and the buoyant capital market conditions.

     Provision for credit losses increased 6.4% to Rs. 5.8 billion (US$ 134 million) in fiscal 2000 from Rs. 5.5 billion (US$ 126 million) in fiscal 1999 primarily due to the increase in non-performing loans. Non-interest expense increased 49.7% to Rs. 4.0 billion (US$ 93 million) in fiscal 2000 from Rs. 2.7 billion (US$ 62 million) in fiscal 1999 primarily due to an increase in employee expense as a result of the cost of employee termination under the voluntary retirement scheme, and an increase in the administrative cost largely on account of increased technology and brand building expense.

     Total assets increased 12.3% to Rs. 642.0 billion (US$ 14.7 billion) at year-end fiscal 2000 from Rs. 571.6 billion (US$ 13.1 billion) at year-end fiscal 1999. Total loans increased by 14.5% to Rs. 514.1 billion (US$ 11.8 billion) at year-end fiscal 2000 from Rs. 449.0 billion (US$ 10.3 billion) at year-end fiscal 1999. Corporate finance loans increased 53.0% during fiscal 2000. Cash and cash equivalent balances decreased 19.9% to Rs. 35.3 billion (US$ 809 million) in fiscal 2000 from Rs. 44.1 billion (US$ 1.0 billion) in fiscal 1999 as ICICI increased its trading assets to take advantage of the higher level of trading opportunities in fiscal 2000. Trading assets increased 25.8% to Rs.14.9 billion (US$ 340 million) in fiscal 2000 from Rs. 11.8 billion (US$ 271 million) in fiscal 1999.

     Commercial Banking Segment

     Our commercial banking segment engages in corporate banking, retail banking and treasury operations and represents the activities of ICICI Bank, our 62.2% owned commercial banking subsidiary. ICICI Bank completed an initial public offering in March 2000, representing approximately a 16.2% equity interest. ICICI Bank's ADSs are listed on the New York Stock Exchange under the symbol IBN. Additional information about ICICI Bank is available in its filings with the Securities and Exchange Commission.

     Our commercial banking segment contributed 15.0% of total net income in fiscal 2000 compared to 8.0% in fiscal 1999. Net income was Rs. 1.4 billion (US$ 32 million) in fiscal 2000 representing a 131.7% increase from Rs. 0.6 billion (US$ 14 million) in fiscal 1999.

     Net interest revenue, including dividends, increased 46.2% to Rs. 1.8 billion (US$ 41 million) in fiscal 2000 from Rs. 1.2 billion (US$ 28 million) in fiscal 1999, reflecting an increase in the average volume of interest-earning assets, principally loans, offset, in part, by a decline in spreads. The loan growth was largely due to an increase in the working capital loans primarily to more highly rated larger corporate clients acquired through the joint marketing efforts of our commercial banking segment with ICICI, the parent company, through the Major Clients Group. Spreads decreased primarily due to this shift towards loans to highly rated clients, which earn lower yields.

     Non-interest revenue increased 105.7% to Rs. 1.8 billion (US$ 40 million) in fiscal 2000 from Rs. 0.9 billion (US$ 20 million) in fiscal 1999, primarily due to an increase in trading account revenue due to the significantly higher level of trading opportunities in fiscal 2000, and an increase in fees and commissions.

     Provision for credit losses decreased 8.2% to Rs. 427 million (US$ 10 million) in fiscal 2000 from Rs. 465 million (US$ 11 million) in fiscal 1999 primarily due to a reduction in the non-performing assets. Non-interest expense increased 66.1% to Rs. 1.3 billion (US$ 30 million) in fiscal 2000 from Rs. 0.8 billion (US$ 18 million) in fiscal 1999 primarily due to a significant increase in administrative and other expenses as a result of expansion of the branch network and an increase in employee expenses as a result of increase in the number of employees.

     Total assets increased 75.5% to Rs. 130.4 billion (US$ 3.0 billion) at year-end fiscal 2000 from Rs. 74.3 billion (US$ 1.7 million) at year-end fiscal 1999. Total loans increased 88.0% to Rs. 47.0 billion (US$ 1.1 billion) at year-end fiscal 2000 from Rs. 25.0 billion (US$ 0.6 billion) at year-end fiscal 1999.

Cash and cash equivalent balances increased by 88.8% during fiscal 2000 and trading assets increased 77.6% during fiscal 2000. Total deposits increased by 62.5% to Rs. 98.7 billion (US$ 2.3 billion) in fiscal 2000 from Rs. 60.7 billion (US$ 1.4 billion) in fiscal 1999.

     Investment Banking Segment

     Our investment banking segment engages in corporate advisory, fixed income and equities trading and represents the activities of ICICI Securities, our 99.9% owned investment banking subsidiary.

     Our investment banking segment contributed 8.3% of the total net income in fiscal 2000 compared to 2.6% in fiscal 1999. Net income was Rs. 770 million (US$ 18 million) in fiscal 2000 representing a 288.9% increase from Rs. 198 million (US$ 5 million) in fiscal 1999.

     Net interest revenue, including dividends, increased 120.3% to Rs. 890 million (US$ 20 million) in fiscal 2000 from Rs. 404 million (US$ 9 million) in fiscal 1999 primarily due to an increase in interest revenue and dividend on trading assets.

     Non-interest revenue increased 108.2% to Rs. 758 million (US$ 17 million) in fiscal 2000 from Rs. 364 million (US$ 8 million) in fiscal 1999 primarily due to an increase in fees and commissions and an increase in trading account revenue. Trading account revenue in fiscal 2000 was significantly higher compared to fiscal 1999 primarily due to the increased revenues resulting from short-term market opportunities created by the decrease in interest rates during fiscal 2000.

     Provision for credit losses decreased 28.3% to Rs. 76 million (US$ 2 million) in fiscal 2000 from Rs. 106 million (US$ 2 million) in fiscal 1999 primarily due to a reduction in the non-performing assets. Non-interest expenses increased 9.3% to Rs. 401 million (US$ 9 million) in fiscal 2000 from Rs. 367 million (US$ 8 million) in fiscal 1999 primarily due to an increase in administrative cost offset, in part, by a decrease in premise and equipment expense.

     Total assets increased 53.9% to Rs. 23.3 billion (US$ 533 million) at the year-end fiscal 2000 from Rs. 15.1 billion (US$ 346 million) at year-end fiscal 1999. Cash and cash equivalent balances increased 75.6% during fiscal 2000 and trading assets increased 66.6% during fiscal 2000.

                                   MANAGEMENT

Directors and Executive Officers

     ICICI's board of directors, which currently consists of 15 members, is responsible for the management of ICICI's business. ICICI's organizational documents provide for at least five and no more than 17 directors, excluding the government director and debenture director (defined below), if any. ICICI may, subject to the provisions of its organizational documents and the Companies Act, change the minimum or maximum number of directors by a resolution which is passed at a general meeting by a majority of 75.0% of the present and voting shareholders.

     The composition of ICICI's board of directors reflects the principal shareholdings held by the government-controlled institutions, the terms of the Indian government's credit and guarantee facilities and the wide public ownership in India. Under the terms of the loan and guarantee facilities provided to ICICI, the government of India is entitled to appoint and has appointed one representative to ICICI's board, currently Mr. Devi Dayal. In addition to the government-nominated director, ICICI has traditionally invited a representative of the Ministry of Industry to be one of its directors, currently Mr. Ajit Kumar. The government-controlled insurance companies that are ICICI's largest shareholders, General Insurance Corporation of India and its subsidiaries and Life Insurance Corporation of India, also each have a representative on ICICI's board, currently Mr. Debadatta Sengupta and Mr. Gnanasundaram Krishnamurthy, respectively. Of the remaining 11 directors, the Chairman is the former executive chairman of ICICI, three are executive directors, six are from a broad range of industrial companies and one is a professor.

     ICICI's organizational documents also provide that ICICI may execute trust deeds securing its debentures under which the trustee or trustees may appoint a director, known as a debenture director. This director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. There is currently no debenture director.

     ICICI's organizational documents further provide that the board of directors may appoint members of the board as managing and other executive directors for terms not exceeding five years. The board appointed Mr. K. V. Kamath as Managing Director and Chief Executive Officer on May 1, 1996. The other executive directors are Ms. Lalita D. Gupte, Joint Managing Director and Chief Operating Officer, who was appointed by the board on June 24, 1994 and then reappointed by the board on June 24, 1999, and Mr. S. H. Bhojani, Deputy Managing Director, who was appointed by the board on April 22, 1996. The current terms of office of these executive directors will expire on April 30, 2001, June 23, 2004 and April 21, 2001, respectively.

     At least two-thirds of ICICI's total number of directors, excluding the government director and the debenture director, are subject to retirement by rotation. One-third of these directors must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election. Managing and other executive directors may serve more than one term.

     ICICI's board of directors at July 31, 2000 had the following members:

-----------------------------------------------------------------------------------------------------------------------------------
Name, Designation                                    Date of
And Profession                               Age     Appointment           Other Appointments
-----------------------------------------------------------------------------------------------------------------------------------
Mr. Narayanan Vaghul                         63      September 6, 1985     Chairman
Chairman of the board of directors                                         ICICI Knowledge Park Limited
                                                                           Nandi Infrastructure Corridor Enterprises Limited
Profession : Development Banker                                            Vice-Chairman
                                                                           Intercommercial Bank, West Indies
                                                                           Director
                                                                           Air India Limited
                                                                           ICICI International Limited, Mauritius
                                                                           ICICI - West Bengal Infrastructure Development
                                                                             Corporation Limited
                                                                           Ispat International N.V., Rotterdam, Netherlands
                                                                           Ispat Mexicana, S.A. de C.V., Mexico
                                                                           Mahindra Industrial Park Limited
                                                                           Mahindra & Mahindra Limited
                                                                           Nicholas Piramal India Limited
                                                                           Samcor Glass Limited
                                                                           TCW/ICICI India Pvt. Equity AMP Fund L.L.C.,
                                                                             Mauritius
                                                                           TCW/ICICI India Pvt. Equity Fund L.L.C., Mauritius
                                                                           TCW/ICICI Investment Partners L.L.C., Mauritius
                                                                           Technology Network (India) Private Limited
                                                                           Wipro Limited
                                                                           Chairman of the Board of Governing Council
                                                                           Indian Institute for Production Management, Kansbahal
                                                                           Chairman of the Board of Governors
                                                                           Institute for Financial Management and Research
                                                                           Member of the Board of Governors
                                                                           Administrative Staff College, Hyderabad
                                                                           Member of the Governing Body
                                                                           National Institute of Public Finance and Policy

Mr.  Basant Kumar Jhawar                     64       April 18, 1996       Chairman
                                                                           Jhawar Social Medical Research Institute
Profession : Chairman,                                                     Usha Beltron Limited
             Usha Beltron Limited                                          Usha Siam Steel Industries Limited
                                                                           Director
                                                                           Orient Paper & Industries Limited
                                                                           Reliance Chemotex Industries Limited
                                                                           Usha Audiotel Limited
                                                                           Usha Martin Infrastructure Services Limited
                                                                           Committee Member
                                                                           Indian Institute of Production Management
                                                                           Jhawar Institute of Medicine
                                                                           Usha Scientific Research Institute
                                                                           Trustee
                                                                           Hindustan Charity Trust
                                                                           Kamala Devi Charity Trust
                                                                           Krishi Gram Vikas Kendra
                                                                           Krishna Devi Philanthrophical Trust
                                                                           Usha Martin Education Training & Research Foundation




-----------------------------------------------------------------------------------------------------------------------------------
Name, Designation                                    Date of
And Profession                               Age     Appointment           Other Appointments
-----------------------------------------------------------------------------------------------------------------------------------
Mr. Ramaswamy Seshasayee                     51      May 6, 1997           Managing Director
Chairman - Audit Committee                                                 Ashok Leyland Limited
                                                                           Director
Profession : Managing Director                                             AL Engines Private Ltd.
             Ashok Leyland Limited                                         Ashley Holdings Limited
                                                                           Ashley Investments Limited
                                                                           Ashok Leyland Finance Limited
                                                                           Ennore Foundries Limited
                                                                           Sundaram Newton Asset Management Company Limited

Dr. Rakesh Khurana                           52      May 6, 1997           Chairman
Chairman - Share Transfer Committee                                        Knowledge Network India Private Limited
         - Systems and Technology                                          Director
           Committee                                                       Escort Investment Trust Company Limited
                                                                           Fyne Foods Private Limited
Profession : Chairman                                                      ICICI Knowledge Park
             Knowledge Network India                                       Khurana Land Housing and Investment Company Private
                                                                             Limited

Dr. Ashok S. Ganguly                         64      May 6, 1997           Chairman
Chairman - Credit Committee                                                ICI India Limited
                                                                           ICICI West Bengal Infrastructure Development
Profession : Chairman                                                        Corporation Limited
             ICI India Limited                                             Intellectual Property Commission,
                                                                           International Chamber of Commerce
                                                                           Technology Network (India) Pvt. Limited
                                                                           Director
                                                                           British Airways Plc.
                                                                           ICICI Knowledge Park
                                                                           Mahindra & Mahindra Limited
                                                                           Sedgwick Parekh Health Management (P) Limited
                                                                           Wipro Limited

Mr. Gnanasundaram Krishnamurthy              59      August 1, 1998        Director
Profession : (Ex-Chairman)                                                 UTI Bank Limited
              Life Insurance Corporation                                   Poysha Industrial Company Limited
              of India

Mr. Debadatta Sengupta                       57      August 1, 1998        Chairman
                                                                           General Insurance Corporation of India
Profession : Chairman                                                      GIC Housing Finance Limited
             General Insurance                                             GIC AMC Limited
             Corporation of India                                          Loss Prevention Association of India Limited
                                                                           Indian International Insurance Pte. Limited, Singapore
                                                                           Director
                                                                           Export Credit Guarantee Corporation of India Limited
                                                                           Indian Register of Shipping
                                                                           Kenindia Assurance Company Limited, Nairobi
                                                                           Life Insurance Corporation of India
                                                                           President
                                                                           Insurance Institute of India
                                                                           Member of the Governing Body
                                                                           National Insurance Academy
                                                                           Member
                                                                           Asian Reinsurance Corporation, Bangkok, Thailand
                                                                           Tariff Advisory Committee




-----------------------------------------------------------------------------------------------------------------------------------
Name, Designation                                    Date of
And Profession                               Age     Appointment           Other Appointments
-----------------------------------------------------------------------------------------------------------------------------------
Mr. N.R. Narayana Murthy                     53      August 1, 1998        Chairman & CEO
Chairman - Board Governance Committee                                      Infosys Technologies  Limited
                                                                           Director
Profession : Chairman & Chief Executive                                    The India Growth Fund Inc.
               Officer                                                     Videsh Sanchar Nigam Limited
             Infosys Technologies Limited

Prof. Marti Gurunath Subrahmanyam            53      August 1, 1998        Director
Chairman - Investment Committee                                            Aventine Investment Management Inc.
                                                                           Deutsche Software (I) Limited
Profession : Professor                                                     Dextrous Fibres Limited
             Stern School of Business                                      Hindalco Industries Limited
             New York University                                           Indiaserver.com Inc.
                                                                           Infosys Technologies Limited
                                                                           Nippon Performance Fund Limited
                                                                           Nomura Asset Management (U.S.A.) Inc.
                                                                           RMAS Limited
                                                                           Sanwa International Plc.
                                                                           Speedmerchant.com Inc.
                                                                           Usha Communications Inc.

Mr. Ajit Kumar                               58      January 29, 1999      Director
                                                                           Industrial Development Bank of India
Profession : Government service,  Ministry of                              Export-Import Bank of India
             Industry, Government of India

Mr. Lakshmi Niwas Mittal                     49      April 1, 1999         Director
                                                                           Artha Limited
Profession : Chief Executive Officer                                       B4U Network (Europe) Limited
             Ispat International N.V.                                      Caribbean Communications Network
                                                                             Limited
                                                                           Caribbean Ispat Limited
                                                                           Consorcio Minero Benito Juarez Pena
                                                                           Colorada S.A. De C.V.
                                                                           Dunmurray Company Unlimited
                                                                           Galmatias Limited
                                                                           Grupo Ispat International S.A. de C.V.
                                                                           Inmobiliaria Sersiin S.A. de C.V.
                                                                           Intercommercial Bank Limited
                                                                           Irish Ispat Limited
                                                                           Ispat Canada Inc.
                                                                           Ispat Germany GmbH
                                                                           Ispat Hamburger Stahlwerke GmbH
                                                                           Ispat Inland Finance LLC
                                                                           Ispat Inland Holdings Inc.
                                                                           Ispat Inland Inc.
                                                                           Ispat Inland L.P.
                                                                           Ispat International Limited
                                                                           Ispat International N.V.
                                                                           Ispat International (U.K.) Limited
                                                                           Ispat Karmet Antilles Holdings N.V.
                                                                           Ispat Karmet Holdings B.V.
                                                                           Ispat Karmet JSC
                                                                           Ispat Mexicana S.A. de C.V.




-----------------------------------------------------------------------------------------------------------------------------------
Name, Designation                                    Date of
And Profession                               Age     Appointment           Other Appointments
-----------------------------------------------------------------------------------------------------------------------------------
Mr. Lakshmi Niwas Mittal  (Continued)                                      Ispat Shipping Limited
                                                                           Ispat Sidbec Inc.
                                                                           Ispat Stahlwerk Ruhrort GmbH
                                                                           Ispat Unimetal
                                                                           Ispat US Holdings B.V.
                                                                           Ispat (US) Holdings Inc.
                                                                           Ispat US Investments B.V.
                                                                           Kent Wire (Ispat) Limited
                                                                           LNM Capital Limited
                                                                           LNM Holdings S.L.
                                                                           LNM Internet Ventures Limited
                                                                           Lucre Limited
                                                                           Metique.Inc
                                                                           Metique.com Limited
                                                                           MLBS Holdings Limited
                                                                           Nestor Limited
                                                                           Nuav Limited
                                                                           PT Ispat Indo
                                                                           Roan Antelope Mining Corporation of Zambia PLC
                                                                           Servicios Siderurgicos Integrados S.A. de C.V.
                                                                           Tecvest Corporation N.V.
                                                                           Tommyfield Limited
                                                                           Trefileurope GmbH
                                                                           Walker Wire (Ispat) Inc.
                                                                           3019693 Nova Scotia ULC
                                                                           9064-4816 Quebec Inc.

Mr. Devi Dayal                               58      July 22, 1999         Director
                                                                           Industrial Development Bank of India
Profession : Government service,                                           Infrastructure Development Finance Company Limited
             Ministry of Finance,                                          National Bank for Agriculture and Rural Development
             Government of India                                           National Housing Bank
                                                                           State Bank of India

Mr. Kundapur Vaman Kamath                    52      October 12, 1995      Chairman
Managing Director and CEO                                                  ICICI Infotech Services Limited
                                                                           ICICI Personal Financial Services Limited
Chairman - Management Committee                                            ICICI Prudential Life Insurance Company Limited
           Resources, Treasury and                                         ICICI Securities and Finance Company Limited
           Asset-Liability Management                                      ICICI Venture Funds Management Company Limited
           Committee                                                       ICICI Web Trade Limited
                                                                           Prudential ICICI Asset Management Company Limited
Profession : ICICI Executive                                               Vice Chairman
                                                                           Indian School of Business
                                                                           Director
                                                                           ICICI Bank Limited
                                                                           Indian Institute of Management, Ahmedabad
                                                                           National Development Bank, Sri Lanka
                                                                           Member
                                                                           Confederation of Indian Industry
                                                                           Advisory Board of Economic Times Editorial
                                                                           Advisory Board of NCR Financial Solutions Group
                                                                             Limited, London




-----------------------------------------------------------------------------------------------------------------------------------
Name, Designation                                    Date of
And Profession                               Age     Appointment           Other Appointments
-----------------------------------------------------------------------------------------------------------------------------------
Mr. Kundapur Vaman Kamath (Continued)                                      Member - Board of Management
                                                                           Manipal Academy of Higher Education
                                                                           Member - Managing Committee
                                                                           The Associated Chamber of Commerce & Industry
                                                                             of India  (ASSOCHAM)
                                                                           Member - Governing Board
                                                                           Enterpreneurship Development Institute of India
                                                                           National Institute of Bank Management
                                                                           Member - Governing Council
                                                                           Manel Srinivas Naik Institute of Management

Ms. Lalita Dileep Gupte                      51      June 22, 1994         Chairperson
Joint Managing Director & Chief                                            ICICI Capital Services Limited
   Operating Officer                                                       ICICI Home Finance Company Limited
                                                                           Director
Profession : ICICI Executive                                               G.S. Mhaskar Private Limited
                                                                           ICICI Bank Limited
                                                                           ICICI Infotech Services  Limited
                                                                           ICICI Personal Financial Services Limited
                                                                           ICICI Prudential Life Insurance Company Limited
                                                                           ICICI Securities and Finance Company Limited
                                                                           ICICI Venture Funds Management Company Limited
                                                                           ICICI Web Trade Limited
                                                                           National Stock Exchange of India Limited
                                                                           Prudential ICICI Asset Management Company Limited

Mr. Shashikant Harilal Bhojani               56      April 22, 1996        Director
Deputy Managing Director                                                   ICICI Home Finance Company Limited
                                                                           ICICI Infotech Services  Limited
Profession : ICICI Executive                                               ICICI Personal Financial Services Limited
                                                                           ICICI Prudential Life Insurance Company Limited
                                                                           ICICI Securities and Finance Company Limited
                                                                           ICICI Venture Funds Management Company Limited
                                                                           ICICI Web Trade Limited
                                                                           Prudential ICICI Trust Limited
                                                                           Member - Advisory Board
                                                                           The Institute of Company Secretaries of India
                                                                           Trustee
                                                                           The Kandivili Education Society

     The executive officers of ICICI at July 31, 2000 were as follows:

                                                                          Years of          Total
                                                                            work        remuneration                        Stock
             Name                 Age               Position             experience   in fiscal 2000(1)   Shareholding   options (2)
-------------------------------   ---      ---------------------------   ----------   -----------------   ------------   -----------
Mr. Kundapur Vaman Kamath         52       Managing Director and             29         Rs. 8,948,676         35,000       240,000
                                           Chief Executive Officer
Ms. Lalita Dileep Gupte           51       Joint Managing Director           29             7,067,777         10,085       220,000
                                           and Chief Operating Officer
Mr. Shashikant Harilal Bhojani    56       Deputy Managing Director          30             6,150,035         13,664       200,000
Mr. Sanjiv Kerkar                 49       Senior General Manager            24             2,682,228          6,182       120,000
Ms. Chanda Kochhar                38       Senior General Manager            16             2,236,684          5,765        60,000
Mr. Nachiket Madusudan Mor        36       Senior General Manager            13             2,202,647             --        60,000
Ms. Kalpana Morparia              51       Senior General Manager            24             2,952,468         30,383       120,000
Mr. Subrata Mukherji              47       Senior General Manager            22             2,980,209          3,009       120,000
Ms. Ramni Nirula                  48       Senior General Manager            24             1,749,993          4,133        60,000
Mr. Devdatt Shah                  45       Senior General Manager            21             1,687,908            --         60,000
Ms. Shikha Sharma                 41       Senior General Manager            20             3,276,712          1,833       120,000
Mr. Srinivasan Venkatraman        44       Senior General Manager            20             2,104,933          5,916        60,000

---------
(1) Including bonuses as described under "-Compensation and Benefits to Directors and Officers - Bonus".
(2) See "-Compensation and Benefits to Directors and Officers-Employee Stock Option Scheme" for a description of the terms of these stock options.

     Mr. K.V. Kamath is a mechanical engineer and a post-graduate in Business Management from the Indian Institute of Management, Ahmedabad. He joined ICICI in 1971 and gained experience in project finance, leasing, resources and corporate planning. In 1988, he left ICICI to join the Asian Development Bank, where he worked for six years. In January 1995, he joined a major private sector group in Indonesia as advisor to the Chairman. Mr. Kamath joined the board of ICICI in October 1995 and was appointed Managing Director and Chief Executive Officer of ICICI in May 1996.

     Ms. Lalita D. Gupte has a Bachelor of Arts degree and also holds a Master's degree in Management Science from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai. Ms. Gupte joined ICICI in 1971 and has been with ICICI since then. She has worked in the areas of project finance, leasing, resources and treasury, and credit operations. Ms. Gupte joined the board of directors of ICICI in June 1994 as an executive director and was designated as the Deputy Managing Director in 1996. In April 1999, she was designated as the Joint Managing Director and Chief Operating Officer of ICICI.

     Mr. S.H. Bhojani has a Bachelor of Science degree and also holds a Master's degree in law from the University of Mumbai. Mr. Bhojani started his career with Bharat Bijlee Limited and later worked with BSES Limited and Crompton Greaves Limited. He joined ICICI in 1973 and has been with ICICI since then. Mr. Bhojani has worked in the legal, rehabilitation, taxation and investment departments and has also worked in the areas of accounts, human resources and administration. In 1986, he was appointed as the Corporate Legal Advisor of ICICI. He was appointed as an executive director and Legal Advisor of ICICI in 1996. In April 1999, Mr. Bhojani was designated as the Deputy Managing Director of ICICI.

     Mr. Sanjiv Kerkar is a chemical engineer and holds a Management degree from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai. He worked with ICICI from 1979 until 1993, when he joined Asian Finance and Investment Company Limited (AFIC), an affiliate of the Asian Development Bank. Mr. Kerkar worked with AFIC from 1993 to 1996. In 1996, he re-joined ICICI as a General Manager and has been in charge of the Risk Management Department in ICICI since then. In 1998 he was designated as a Senior General Manager of ICICI.

     Ms. Chanda Kochhar is a graduate from Mumbai University and a post-graduate in Business Management from Jamnalal Bajaj Institute of Management Studies, Mumbai University. She joined ICICI in 1984 and worked in the Project Finance Department until 1993. She was deputed to ICICI Bank as a Senior Executive for the period from 1993 to 1996. Ms. Kochhar was Regional Manager, Western Regional Office of ICICI for the period from 1997 to 1998. In 1998, Ms. Kochhar was put in charge of the Major Clients Group of ICICI. In 1999, she was given additional charge of the E-commerce Division of ICICI. In 2000, she was designated as Senior General Manager of ICICI. Currently, Ms. Kochhar is in charge of the Personal Financial Services Group and the E-Commerce Division.

     Dr. Nachiket Mor is a graduate in science from Mumbai University and a post-graduate in Business Management from Indian Institute of Management, Ahmedabad. He joined ICICI in 1987 in the Corporate Planning and Policy Department. He then completed his Ph.D degree from the University of Pennsylvania during the period 1990-1994. Since 1994, he worked in the Planning and Treasury Department at various levels and became General Manager in 1998. He became Senior General Manager in 2000 and currently Dr. Mor is heading the Treasury, the Structured Products Group and the Social Initiative Group.

     Ms. Kalpana Morparia holds Bachelor's degrees in Science and Law. She worked in the Legal Department of ICICI from 1975 to 1994. Since 1996, when she was designated as General Manager, she was in charge of the legal, planning, treasury and corporate communications departments. In 1998, she was designated as a Senior General Manager of ICICI. Currently, Ms. Morparia is in charge of Legal, Human Resources Development, Corporate Communications, Planning and Strategic Support Group and Special Projects.

     Mr. S. Mukherji holds a Management degree from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai and a Master's degree from the London School of Economics. Mr. Mukherji worked in the Projects and Operations Department of ICICI at Mumbai between 1978 and 1992 and at Calcutta between 1992 and 1997. He was Zonal Manager of ICICI's Calcutta Zonal Office between 1992 and 1997. During 1997, he headed the Western Regional Office of ICICI. He was designated as Senior General Manager of ICICI in 1998. Mr. Mukherji is currently in charge of the Major Clients Group, the Infrastructure Industry Group, the Oil, Gas and Petrochemicals Group and the Special Asset Management Group.

     Ms. Ramni Nirula is a post-graduate in management studies from a reputed Indian University. Ms. Nirula joined ICICI in 1975 and held various positions in the Northern Regional Office of ICICI. Ms. Nirula became General Manager in 1998 and was the Zonal Manager of the Delhi Zonal Office for the period 1998 to 2000. She was designated as Senior General Manager of ICICI in 2000. Currently she is in charge of the Growth Clients Group of ICICI.

     Mr. Devdatt Shah is an electrical engineer from the Indian Institute of Technology, Mumbai and holds a Master's degree in Business Administration from the State University of New York. From 1979 to 1981, Mr. Shah was an Associate Consultant in Policy Planning and Evaluation Inc. Mr. Shah joined J.P. Morgan & Co. in 1981 and worked in various departments including equity research, structured products and financial advisory services. He left J.P. Morgan in 1995 to join India Capital Advisors, Toronto. In 1996, Mr. Shah joined the Canadian Imperial Bank of Commerce as Managing Director (India). Mr. Shah joined ICICI in January 1999 and is currently working as Managing Director of ICICI Securities and Finance Company Limited.

     Ms. Shikha Sharma is a graduate from the University of Delhi and a post-graduate in Management from the Indian Institute of Management, Ahmedabad. Ms. Sharma joined ICICI in 1980 and worked at ICICI until 1995. Thereafter, she worked at ICICI Securities and was deputed to J.P. Morgan & Co. After rejoining ICICI in 1997, she served as General Manager in charge of the Strategic Planning and Development Department until 1998 and set up the Structured Products Group. In 1998, she was designated as a Senior General Manager and was in charge of the Personal Financial Services Group. Currently Ms. Sharma has been deputed to ICICI Prudential Life Insurance Company as Managing Director.

     Mr. V. Srinivasan is a graduate in mathematics from Madras University and a Chartered Accountant and Company Secretary. Mr. Srinivasan joined ICICI in 1980 and served at various levels in the Chennai Zonal Office until 1994. From 1994 to 1996, he worked in the Systems Department. Mr. Srinivasan has served as the Company Secretary of ICICI from 1996 to 1999. He was designated General Manager and Company Secretary in 1999. He became Senior General Manager in 2000 and currently has been deputed to ICICI Infotech as Managing Director.

Employed for part of the year:

     Mr. M.J. Subbaiah, Senior General Manager opted for early retirement from the services of ICICI effective July 10, 2000.

     In accordance with ICICI's corporate policy, all its employees, other than those who are executive directors, retire at the age of 58 years.

Corporate Governance

     ICICI revised its corporate governance policies in 1997. To recognize the accountability of the board and to make it transparent to all our constituents, including employees, clients, investors and the government of India, and to demonstrate that the shareholders are the ultimate beneficiaries of our economic activities, we restructured ICICI's board of directors.

     The series of steps taken by ICICI at the time included a clear demarcation between the role of the board and that of the executive management, ensuring that not less than 75.0% of the board would be non-executive directors and setting up a series of board sub-committees for overseeing the functions of the executive management. It was also decided that all important board committees would be presided over by non-executive directors, and will consist mainly of non-executive directors.

     The board's role, functions, responsibility and accountability are clearly defined at ICICI. In addition to its primary role of monitoring corporate performance, the functions of ICICI's board include:

     o    approving our corporate philosophy and mission;

     o    participating in the formulation of strategic and business plans;

     o    reviewing and approving financial plans and budgets;

     o monitoring corporate performance against strategic and business plans, including overseeing operating results on a regular basis;

     o    ensuring ethical behavior and compliance with laws and regulations;

     o    selecting and evaluating senior executives;

     o    reviewing and approving borrowing limits;

     o    formulating exposure limits; and

     o keeping major shareholders informed regarding our plans, strategies and performance.

     To enable the board to discharge these responsibilities effectively, ICICI's executive management gives the board detailed reports on ICICI's performance on a quarterly basis.

     The board functions either as a full board or through committees. The following committees have been formed to focus on specific issues.

     Board Governance Committee

     The Board Governance Committee consists of four directors, all of whom are independent directors and is chaired by an independent director. The current members are Mr. N.R. Narayana Murthy, Dr. Ashok Ganguly, Mr. G. Krishnamurthy and Mr. D. Sengupta. The functions of this committee include submission of recommendations to the board to fill vacancies on the board or in senior management positions, evaluating the performance of our executive management, the board and its individual members and recommending the compensation, including performance bonus and employee stock options, to the executive directors and senior executives.

     Audit Committee

     The Audit Committee consists entirely of independent directors and accordingly is chaired by an independent director. The current members are Mr.
R. Seshasayee, Dr. Ashok Ganguly and Dr. B. K. Jhawar. It provides direction to and oversees the audit and risk management function, reviews the financial accounts, interacts with the statutory auditors and reviews matters of special interest.

     Credit Committee

     The Credit Committee consists of five directors, including the Managing Director and Chief Executive Officer and the Joint Managing Director and Chief Operating Officer, and is chaired by an independent director. The current members are Dr. Ashok Ganguly, Mr. Rakesh Khurana, Mr. D. Sengupta, Mr. K.V. Kamath and Ms. Lalita D. Gupte. This committee approves credit policies and related modifications. It also considers and approves proposals, which the Management Committee is not empowered to consider, such as proposals for companies with ratings below investment grade, and reviews any other proposals referred to it on an exceptional basis. The Credit Committee also ratifies financial assistance to any company in which any director of ICICI is also a director.

     Management Committee

     The Management Committee consists of executive directors and is presided over by the Managing Director and Chief Executive Officer. The board has delegated certain operational powers to the Management Committee relating to approval of financial assistance. The board approves financial assistance only in exceptional circumstances and in cases where the Managing Director and Chief Executive Officer would like the Credit Committee's views on certain key decisions.

     Investment Committee

     The Investment Committee, which is chaired by an independent director, approves the basic policies and necessary limits governing disinvestment. It also establishes criteria for investment in shares and securities in the secondary market.

     Systems and Technology Committee

     The Systems and Technology Committee, which is made up of three directors, including the Managing Director and Chief Executive Officer, reviews human resource development, systems and technology policy practices and advises executive management on systems and technology issues.

     Resources, Treasury and Asset Liability Management Committee

     The Resources, Treasury and Asset Liability Management Committee consists of all the executive directors, and reviews the resources and treasury functions, including management of assets and liabilities. For further details on the role of this committee, see "Business--Risk Management--Quantitative and Qualitative Disclosures about Market Risk".

     Share Transfer and Shareholder/Investor Grievance Committee

     The Share Transfer and Shareholder/Investor Grievance Committee is made up of three directors and is presided over by an independent director. This committee reviews and approves share transfers and addresses grievances of shareholders and investors.

     Compensation and Benefits to Directors and Officers

     Under ICICI's organizational documents, each director, except a director who is from the government of India and the executive directors, is entitled to remuneration for attending each meeting of the board or of a board committee. The amount of remuneration is set by the board from time to time in accordance with limitations prescribed by the Indian Companies Act or the government of India. Remuneration for attending a board meeting was Rs. 2,000 and for a committee meeting was Rs. 1,000 till fiscal 2000. However, currently, the remuneration for both the board meeting and the committee meeting has been fixed at Rs. 5,000. ICICI reimburses directors for travel and related expenses in connection with board and committee meetings and with related matters. If a director is required to perform services for ICICI beyond attending meetings, ICICI may remunerate the director as determined by the board of directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above.

     At its meeting held on April 26, 1999, the board of directors decided to revise the salaries paid to the executive directors effective April 1, 1999. This was approved at the annual meeting of shareholders on July 30, 1999. The board or any committee of the board may in its exclusive discretion fix within the range stated below the salary payable to the management directors:

Managing Director and Chief Executive
  Officer.......................................      Rs. 200,000 to Rs. 400,000 (US$ 4,582 to US$ 9,164) per month
Joint Managing Director and Chief
  Operating Officer.............................      Rs. 160,000 to Rs. 320,000 (US$ 3,666 to US$ 7,331) per month
Deputy Managing Director .......................      Rs. 160,000 to Rs. 320,000 (US$ 3,666 to US$ 7,331) per month

     Total compensation paid to ICICI's directors and the executive officers at year-end fiscal 2000 was Rs. 38,765,206 (US$ 888,091) in fiscal 2000.

     Bonus

     Each year, ICICI's board of directors awards bonuses to ICICI employees, including the executive directors, on the basis of performance and seniority. The performance of each employee is judged by a management appraisal system. The aggregate amount paid towards bonuses to all eligible employees in fiscal 2000 was Rs. 145 million (US$ 3 million).

     Voluntary Retirement Scheme

     During the year, ICICI successfully completed a Voluntary Retirement Scheme, which was availed of by 223 staff members. The expenditure on account of the Voluntary Retirement Scheme was approximately Rs. 299 million (US$ 7 million).

Employee Stock Option Scheme

     ICICI has formulated an employee stock option scheme to encourage and retain high performing employees. Up to 5.0% of ICICI's issued equity shares at June 30, 2000 can be allocated to employee stock options. The stock options will entitle eligible employees of ICICI and its subsidiaries to apply for equity shares. The Board Governance Committee, which also acts as the Compensation Committee, determines the eligibility of each employee based on an evaluation of the employee, including an evaluation of the employee's work performance, technical knowledge and leadership qualities. On August 3, 1999, ICICI granted 2,323,750 share options to certain employees of ICICI at the market price prevailing on that date, Rs. 85.55 (US$ 1.96) per equity share. On April 28, 2000, ICICI granted a further 2,922,500 share options to certain employees of ICICI at the market price prevailing on that date, Rs.133.4 (US$ 3.06) per equity share. These options vest in installments over a period of three years with 20.0%, 30.0% and 50.0% of the grants vesting at the end of each year. The options can be exercised within 10 years from the date of the grant or five years from the date of vesting whichever is later. As none of the options granted were eligible for vesting as on March 31, 2000, there has been no dilution of earnings per share.

     ICICI Bank has formulated a similar employee stock option scheme whereby it can issue up to 9.84 million equity shares to its employees (including executive directors) and employees of ICICI (including executive directors). On February 21, 2000, ICICI Bank granted 1,788,000 options to the eligible employees. Of these, 718,750 options and 150,000 options were granted to employees and executive directors of ICICI, respectively. Each option confers on the employee the right to apply for one equity share at Rs. 171.90 (US $ 3.94), the closing price on BSE on February 21, 2000.

     Loans

     ICICI has internal rules and regulations to grant loans to employees to acquire certain assets such as property or vehicles. These loans currently carry interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. At March 31, 2000, there were Rs. 640 million (US$ 15 million) loans outstanding to employees, including Rs. 6 million (US$ 137,500) to certain ICICI directors.

     Gratuity

     Under Indian law, ICICI is required to pay a gratuity to employees who after at least five years of continuous service have departed or retired. ICICI has set up a gratuity fund. Actuarial valuation of the fund is done by an independent actuary. In accordance with ICICI's gratuity fund rules, gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff turnover. The total corpus of the fund at March 31, 2000 was Rs. 187 million (US$ 4 million).

     Superannuation Fund

     ICICI contributes 15.0% of the total annual salary of each employee to a superannuation fund, which is administered by the Life Insurance Corporation of India. An employee gets 33.0% of the commuted value on retirement and a monthly pension after that for life. In the event of the death of an employee, the beneficiary receives the accumulated balance of the commuted value of 67.0%.

     Provident Fund

     ICICI is statutorily required to maintain a provident fund as a part of its retirement benefits to its employees. Each employee contributes 12.0% of his salary and ICICI contributes an equal amount to the fund. This fund is managed by in-house trustees. The investments of the fund are made according to rules made by the government of India. The accounts of the fund are audited by independent auditors. The corpus of the fund at March 31, 1999 was Rs. 362 million (US$ 8 million). ICICI contributed Rs. 52 million (US$ 1 million) to the provident fund plan in fiscal 2000.

     Interest of Management in Certain Transactions

     Except as otherwise stated in this document, no amount or benefit has been paid or given to any of ICICI's executive directors. During the period from April 1, 1999 to August 31, 2000, ICICI's executive directors and officers borrowed an aggregate amount of Rs.9.7 million (US$ 222,100) from ICICI. An aggregate amount of Rs. 31.3 million (US$ 717,300) was outstanding on August 31, 2000. These loans currently carry interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time.

                   OVERVIEW OF THE INDIAN FINANCIAL SECTOR

     The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the government of India and its various ministries and the Reserve Bank of India, and has not been prepared or independently verified by us. This is the latest available information to our knowledge at year-end fiscal 2000.

     The Reserve Bank of India, the central banking and monetary authority of India, is the central regulatory and supervisory authority for the Indian financial system. A variety of financial intermediaries in the public and private sectors participate in India's financial sector, including the following:

     o    commercial banks;

     o    long-term lending institutions;

     o    non-bank finance companies, including housing finance companies; and

     o other specialized financial institutions, and state-level financial institutions.

     Until the early 1990s, the Indian financial system was strictly controlled. Interest rates were administered, formal and informal parameters governed the asset allocation, and strict controls limited entry into and expansion within the financial sector. The government of India's economic reform program, which began in 1991, encompassed the financial sector. The first phase of the reform process began with the implementation of the recommendations of the Committee on the Financial System, the Narasimham Committee I. The reform process has now entered into its second phase. See "--Banking Sector Reform--Committee on Banking Sector Reform (Narasimham Committee II)".

     This discussion presents an overview of the role and activities of the Reserve Bank of India and of each of the major participants in the Indian financial system, with a focus on the commercial banks and the long-term lending institutions. This is followed by a brief summary of the banking reform process along with the recommendations of various committees which have played a key role in the reform process. We then present a brief discussion on the impact of the liberalization process on long-term lending institutions and commercial banks. Finally, reforms in the non-banking financial sector are briefly reviewed.

Reserve Bank of India

     The Reserve Bank of India, established in 1935, is the central banking and monetary authority in India. The Reserve Bank of India manages the country's money supply and foreign exchange and also serves as a bank for the government of India and for the country's commercial banks. In addition to these traditional central banking roles, the Reserve Bank of India undertakes certain developmental and promotional roles.

     The Reserve Bank of India issues guidelines on exposure standards, income recognition, asset classification, provisioning for non-performing assets and capital adequacy standards for commercial banks, long-term lending institutions and non-bank finance companies. The Reserve Bank of India requires these institutions to furnish information relating to their businesses to the Reserve Bank of India on a regular basis. For further discussion regarding Reserve Bank of India's role as the regulatory and supervisory authority, of India's financial system and its impact on us, see "Supervision and Regulation".

Commercial Banks

     Commercial banks in India have traditionally focused only on meeting the short-term financial needs of industry, trade and agriculture. At year-end fiscal 2000, there were 297 scheduled commercial banks in the country, with a network of 65,521 branches serving approximately Rs. 8.2 trillion in deposit accounts. Scheduled commercial banks are banks which are listed in the schedule to the Reserve Bank of India Act, 1934, and may further be classified as public sector banks, private sector banks and foreign banks.

     Commercial banks have a presence throughout India, with nearly 71.8% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

     Public Sector Banks

     Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its associate banks, 19 nationalized banks and 196 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 45,957 branches, and account for 76.8% of the outstanding gross bank credit and 78.7% of the aggregate deposits of the scheduled commercial banks. The public sector banks' large network of branches enables them to fund themselves out of low cost deposits.

     The State Bank of India is the largest public sector bank in India. At year-end fiscal 2000, the State Bank of India and its seven associate banks had 13,388 branches. They accounted for 24.7% of aggregate deposits and 29.1% of outstanding gross bank credit of all scheduled commercial banks.

     Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. There were 196 regional rural banks at year-end fiscal 2000 with 14,462 branches, accounting for 3.9% of aggregate deposits and 2.8% of gross bank credit outstanding of scheduled commercial banks.

     Private Sector Banks

     After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. The focus on public sector banks was maintained throughout the 1970s and 1980s. Furthermore, existing private sector banks which showed signs of an eventual default were merged with state-owned banks. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry by the private sector into the banking system. This resulted in the introduction of nine private sector banks, including ICICI Bank. These banks are collectively known as the "new" private sector banks. With the merger of Times Bank Limited into HDFC Bank Limited in February 2000, there are only eight "new" private sector banks at present. In addition, 25 private sector banks existing prior to July 1993 are currently operating.

     At year-end fiscal 2000, private sector banks accounted for approximately 11.7% of aggregate deposits and 12.4% of gross bank credit outstanding of the scheduled commercial banks. Their network of 4,931 branches accounted for 7.5% of the total branch network of scheduled commercial banks in the country.

     Foreign Banks

     At June 30, 2000, there were 42 foreign banks with 183 branches operating in India. At year-end fiscal 2000, foreign banks accounted for 5.7% of aggregate deposits and 8.0% of outstanding gross bank credit of scheduled commercial banks. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. This has led to increased foreign banking activity.

     The primary activity of most foreign banks in India has been in the corporate segment. However, in recent years, some of the larger foreign banks have started to make consumer financing a larger part of their portfolios based on the growth opportunities in this area in India. These banks also offer products such as automobile finance, home loans, credit cards and household consumer finance.

     Cooperative Banks

     Cooperative banks cater to the financial needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture.

Long-Term Lending Institutions

     The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. These institutions provide fund-based and non-fund-based assistance to industry in the form of loans, underwriting, direct subscription to shares, debentures and guarantees. The primary long-term lending institutions include ICICI Limited, the Industrial Development Bank of India, the Industrial Finance Corporation of India Limited and the Industrial Investment Bank of India.

     The long-term lending institutions were expected to play a critical role in Indian industrial growth and accordingly, had access to concessional government funding. However, in recent years, the operating environment of the long-term lending institutions has changed substantially. Although the initial role of these institutions was largely limited to providing a channel for government funding to industry, the reform process has required them to expand the scope of their business activities. Their new activities include:

     o    fee-based activities like investment banking and advisory services;
          and

     o short-term lending activity including issuing corporate finance and working capital loans.

     In addition, there are three other investment institutions at the national level, Life Insurance Corporation of India, General Insurance Corporation of India and its subsidiaries and Unit Trust of India, which also provide long-term financial assistance to the industrial sector.

Non-Bank Finance Companies

     There are over 10,000 non-bank finance companies in India, mostly in the private sector. All non-bank finance companies are required to register with the Reserve Bank of India. The non-bank finance companies may be categorized into entities which take public deposits and those which do not. The companies which accept public deposits are subject to strict supervision and capital adequacy requirements of the Reserve Bank of India. ICICI Securities is a non-bank finance company, which does not accept public deposits.

     The scope and activities of non-bank finance companies have grown significantly over the years. The primary activities of the non-bank finance companies are consumer credit, including automobile finance, home finance and consumer durable products finance, wholesale finance products to small and medium-sized companies such as bills discounting, and fee-based services such as investment banking and underwriting.

     Over the last few years, certain non-bank finance companies have defaulted to investors and depositors, and consequently actions (including bankruptcy proceedings) have been initiated against them, many of which are currently pending.

     Housing Finance Companies

     Housing finance companies form a distinct sub-group of the non-bank finance companies. As a result of the various incentives given to investing in the housing sector by the government in recent years, the scope of this business has grown substantially. Housing Development Finance Corporation Limited is a premier institution providing housing finance in India. In addition, insurance institutions like Life Insurance Corporation of India and several commercial banks have also established housing finance subsidiaries. The National Housing Bank and the Housing and Urban Development Corporation Limited are the two government-controlled financial institutions created to improve the availability of housing finance in India.

Other Financial Institutions

     Specialized Financial Institutions

     In addition to the long-term lending institutions, there are various specialized financial institutions which cater to the specific needs of different sectors. They include the National Bank for Agricultural and Rural Development, Export Import Bank of India, the Small Industries Development Bank of India, ICICI Venture Funds Management Company Limited, Risk Capital and Technology Finance Corporation Limited, Tourism Finance Corporation of India Limited, National Housing Bank, Power Finance Corporation Limited and the Infrastructure Development Finance Corporation Limited.

     State Level Financial Institutions

     State financial corporations operate at the state level and form an integral part of the institutional financing system. State financial corporations were set up to finance and promote small and medium-sized enterprises. The state financial institutions are expected to achieve balanced regional socio-economic growth by generating employment opportunities and widening the ownership base of industry. At the state level, there are also state industrial development corporations, which provide finance primarily to medium-sized and large-sized enterprises.

Impact of Liberalization on the Indian Financial Sector

     Until 1991, the financial sector in India was heavily controlled and commercial banks and long-term lending institutions, the two dominant financial intermediaries, had mutually exclusive roles and objectives and operated in a largely stable environment, with little or no competition. Long-term lending institutions were focused on the achievement of the Indian government's various socio-economic objectives, including balanced industrial growth and employment creation, especially in areas requiring development. Long-term lending institutions were extended access to long-term funds at subsidized rates through loans and equity from the government of India and from funds guaranteed by the government of India originating from commercial banks in India and foreign currency resources originating from multilateral and bilateral agencies.

     The focus of the commercial banks was primarily to mobilize household savings through demand and time deposits and to use these deposits to meet the short-term financial needs of borrowers in industry, trade and agriculture. In addition, the commercial banks provided a range of banking services to individuals and business entities.

     However, since 1991, there have been comprehensive changes in the Indian financial system. Various financial sector reforms, implemented since 1991, have transformed the operating environment of the banks and long-term lending institutions. In particular, the deregulation of interest rates, emergence of a liberalized domestic capital market, and entry of new private sector banks, along with the broadening of long-term lending institutions' product portfolios, have progressively intensified the competition between banks and long-term lending institutions.

     All of these factors are leading to a gradual disappearance of the traditional boundaries between banks and long-term lending institutions. Long-term lending institutions now compete directly with banks in several areas of business. At the same time, since 1992, the long-term lending institutions' access to subsidized domestic sources of long-term funds has diminished and they now primarily depend upon market borrowings. They do not have complete access to retail savings and demand deposits and have certain restrictions on the short maturity funds that they are able to raise from the market.

Banking Sector Reform

     Most large banks in India were nationalized in 1969 and thereafter were subject to a high degree of control until reform began in 1991. In addition to controlling interest rates and entry into the banking sector, these regulations also channeled lending into priority sectors. Banks were required to fund the public sector through the mandatory acquisition of low interest-bearing government securities or statutory liquidity ratio bonds to fulfill statutory liquidity requirements. As a result, bank profitability was low, non-performing assets were comparatively high, capital adequacy was diminished, and operational flexibility was severely hindered.

     Committee on the Financial System (Narasimham Committee I)

     The Committee on the Financial System (The Narasimham Committee I) was set up in August 1991 to recommend measures for reforming the financial sector. Many of the recommendations made by the committee, which addressed organizational issues, accounting practices and operating procedures, were implemented by the government of India. The major recommendations that were implemented included the following:

     o With fiscal stabilization and the government increasingly resorting to market borrowing to raise resources, the statutory liquidity ratio or the proportion of the banks' net demand and time liabilities that were required to be invested in government securities was reduced from 38.5% in the pre-reform period to 25.0% in October 1997. This meant that the significance of the statutory liquidity ratio shifted from being a major instrument for financing the public sector in the pre-reform era to becoming a prudential requirement;

     o Similarly, the cash reserve ratio or the proportion of the bank's net demand and time liabilities that were required to be deposited with the Reserve Bank of India was reduced from 15.0% in the pre-reform period to 8.5% currently;

     o    Special tribunals were created to resolve bad debt problems;

     o Almost all restrictions on interest rates for deposits were removed. Commercial banks were allowed to set their own level of interest rates for all deposits except savings bank deposits;

     o Substantial capital infusion to several state-owned banks was approved in order to bring their capital adequacy closer to internationally accepted standards. By the end of fiscal 1999, aggregate recapitalization amounted to Rs. 204.5 billion. The stronger public sector banks were given permission to issue equity to further increase capital; and

     o    Banks were granted the freedom to open or close branches.

     Committee on Banking Sector Reform (Narasimham Committee II)

     The second Committee on Banking Sector Reform (Narasimham Committee II) submitted its report in April 1998. The major recommendations of the committee were as follows:

     o Capital adequacy requirements should take into account market risk in addition to credit risk. Accordingly, this committee suggested that government securities and other approved securities should carry risk weights;

     o Risk weight on a government guaranteed advance should be the same as for other advances;

     o    Foreign exchange open positions should carry a 100.0% risk weight;

     o The minimum capital to risk assets ratio should be increased from 8.0% to 10.0% and a general provision of 1.0% for standard assets should be introduced;

     o    There should be stricter standards for asset classification;

     o For resolution of non-performing assets, this committee proposed the establishment of an asset reconstruction company. Alternatively, banks in difficulty could issue Tier II bonds guaranteed by the government of India and these bonds could be made eligible for statutory liquidity ratio investments;

     o The shareholdings of the government of India and the Reserve Bank of India in public sector banks should be reduced;

     o Banks should introduce risk management, asset-liability management and efficient treasury management policies;

     o Decisions to merge public sector banks should originate from the management of the relevant banks, with the government of India as the common shareholder playing a supportive role; and

     o Mergers should not be seen as a means of bailing out weak banks. Rather, weak banks should be strengthened by slowing down their expansion and eliminating their high cost funds and borrowings.

     The Reserve Bank of India accepted and began implementing many of these recommendations in October 1998.

     Working Group on Role of Banks and Financial Institutions

     In December 1997, the Reserve Bank of India created a working group under the chairmanship of S. H. Khan to harmonize the role and operations of long-term lending institutions and banks. In its report submitted in April 1998, the Khan Working Group recommended that banks and long-term lending institutions progressively move towards universal banking and encouraged the development of a regulatory framework for this purpose.

     Based on the recommendations of the Khan Working Group and the Narasimham Committee II, the Reserve Bank of India, in January 1999, issued a discussion paper entitled "Harmonizing the Role and Operations of Development Financial Institutions and Banks". The paper described the future of the financial system:

     o The provision of diversified services both by banks and long-term lending institutions should continue, subject to appropriate regulation by the Reserve Bank of India;

     o Ultimately there should be only banks and restructured non-bank finance companies;

     o The special role of long-term lending institutions being noted, a transitional path was envisioned for them to become either full-fledged non-bank finance companies or banks. This transitory arrangement should be worked out in consultation with the Reserve Bank of India;

     o If a long-term lending institution chooses to provide commercial banking services directly, permission to create a 100.0% owned banking subsidiary would be considered by the Reserve Bank of India;

     o A corporate form of organization under the Companies Act was recommended to provide the financial intermediaries with the necessary flexibility for mergers and acquisitions and the diversification to meet the needs of the evolving situation;

     o Any conglomerate in which a bank is present should be subject to supervision and regulation on a consolidated basis; and

     o Supervisory functions should be isolated and brought under a consistent supervisory framework. Ownership of financial intermediaries should be transferred from the Reserve Bank of India to the government of India. This would help ensure that the Reserve Bank of India focused on its supervisory and regulatory functions.

Recent Structural Reforms

     Legislative Framework for Recovery of Debts due to Banks

     Following the recommendations of the Narasimham Committee , the Recovery of Debts due to Banks and Financial Institutions Act, 1993 was enacted. The purpose of this legislation is to provide for the establishment of a tribunal for speedy resolution of litigation and recovery of debts owed to banks or financial institutions. This act creates tribunals before which the banks or the financial institutions can file a suit for recovery of the amounts due to them. However, if a scheme of reconstruction is pending before the Board for Industrial and Financial Reconstruction, under the Sick Industrial Companies (Special Provision) Act, 1985, no proceeding for recovery can be initiated or continued before the tribunals.

     As part of their effort to continue bank reform, the Reserve Bank of India announced a series of measures in the credit policy for fiscal 1999 and fiscal 2000 aimed at deregulating and strengthening the financial system.

     Credit Policy for Fiscal 1999

     In the monetary and credit policy for fiscal 1999, the following major changes regarding banks were announced:

     o The minimum maturity of term deposits was reduced from 30 days to 15 days;

     o Differential interest rates were permitted on term deposits of different sizes, but of the same maturity; and

     o To facilitate flow of credit to small borrowers the lending rates for loans below Rs. 200,000 were not to exceed the prime lending rate.

     The major changes regarding banks and long-term lending institutions announced in the mid-term review of the monetary and credit policy for fiscal 1999 included:

     o Regulations were tightened to require provisioning for investment in government-guaranteed loans;

     o Risk weights of 2.5% for central government securities and other approved securities and 20.0% for advances guaranteed by state governments which remained in default were stipulated effective from fiscal 2000;

     o Effective from fiscal 1999, foreign exchange open positions carry a 100.0% risk weight;

     o General provisioning of a minimum of 0.25% was introduced for standard assets effective from fiscal 2000;

     o Minimum capital to risk assets ratio for banks was raised from 8.0% to 9.0% effective from fiscal 2000; and

     o The period for classifying assets in the sub-standard category as doubtful will be reduced from 24 months to 18 months effective year-end fiscal 2001.

     Credit Policy for Fiscal 2000

     In the monetary and credit policy for fiscal 2000, the Reserve Bank of India reduced the cash reserve ratio to 10.0%. In addition, several structural reform measures in the banking sector were introduced including:

     o The introduction of differential prime lending rates for various maturities;

     o    Permission for banks to provide fixed rate loans; and

     o Permission for long-term lending institutions to enter the repo market for short-term liquidity management before making the call-money market a purely inter-bank market.

     The mid-term review of the monetary and credit policy for fiscal 2000 introduced the following major changes applicable to the financial sector:

     o    The cash reserve ratio was reduced from 10.0% to 9.0% for banks;

     o A market risk weight of 2.5% was introduced in respect of all bank investments in government securities (on other bank investments also from fiscal 2001); and

     o The exposure limit in respect of a single borrower was reduced from 25.0% to 20.0% of the capital funds of banks and financial institutions effective from April 1, 2000. However, at October 31, 1999, if the exposure level of any institution or bank to a single borrower was in excess of 20.0% of its capital funds, it would have a two year period to reduce exposure to 20.0%, i.e., by October 31, 2001.

     Credit Policy for Fiscal 2001

     In the monetary and credit policy for fiscal 2001, the Reserve Bank of India introduced the following structural reform measures in the banking sector:

     o Requirement of a minimum of 85.0% daily maintenance of cash reserve ratio balances by banks was reduced to 65.0%;

     o Financial institutions were given greater flexibility to fix interest rates on term deposits; and

     o A broad approach towards "universal banking" was outlined. A development finance institution intending to transform itself into a bank would need to prepare a transition path in order to fully comply with the regulatory requirements of a bank. The institution concerned may consult the Reserve Bank of India for such transition arrangements. The Reserve Bank of India would consider such requests on a case-by-case basis.

     Recommendations of the Working Group on Restructuring Weak Public Sector Banks

     The Reserve Bank of India constituted a working group on restructuring weak public sector banks which submitted its report in October 1999. The group has suggested a restructuring program which covers the following:

     o    Operational restructuring involving

          -    Changes in the method of operations;

          -    Adoption of modern technology;

          -    Resolution of the problem of high non-performing loans; and

          -    Reduction in cost of operations;

     o Organizational restructuring aimed at improved governance and increased management involvement and efficiency;

     o Financial restructuring including the investment of funds by the government on fulfillment of certain conditions; and

     o Restructuring providing for legal changes and institution building for supporting the restructuring process.

     Working Group to Review Deposit Insurance in India

     The working group constituted by the Reserve Bank of India to review the role of deposit insurance in India submitted its report in October 1999. The group has recommended changes with respect to the following in the existing system of deposit coverage:

     o    Institutions to be brought within the ambit of deposit insurance;

     o    Regulatory systems to be set up;

     o    Introduction of a risk-based premium;

     o    Parameters for the assessment of risk; and

     o    Parameters for the capital of a deposit insurance agency.

     The Reserve Bank of India has released the report for public discussion.

Reforms of the Non-Bank Finance Companies

     The standards relating to income recognition, provisioning and capital adequacy were prescribed for non-bank finance companies in June 1994. The registered non-bank finance companies were required to achieve a minimum capital adequacy of 6.0% by year-end fiscal 1995 and 8.0% by year-end fiscal 1996 and to obtain a minimum credit rating. To encourage the companies complying with the regulatory framework, the Reserve Bank of India announced in July 1996 certain liberalization measures under which the non-bank finance companies registered with it and complying with the prudential norms and credit rating requirements were granted freedom from the ceiling on interest rates on deposits and amount of deposits. A new set of regulatory measures were announced by the Reserve Bank of India in January 1998. The Reserve Bank of India has presently stipulated a cap of 16.0% on interest rates on the deposits raised from the public by the non-bank finance companies.

     Efforts have also been made to integrate non-bank finance companies into the mainstream financial sector. The first phase of this integration covered measures relating to registrations and standards. These include requiring non-bank finance companies to register and to have minimum net owned funds of Rs. 2.5 million. Other measures introduced include requiring non-bank finance companies to maintain a certain percentage of liquid assets and to create a reserve fund. The percentage of liquid assets to be maintained by non-bank finance companies has been revised uniformly upwards and beginning in April 1999, 15.0% of public deposits must be maintained.

     The focus of supervision has now shifted to non-bank finance companies accepting public deposits. This is because these companies will be subject to deposit regulations and standards. A task force on non-bank finance companies set up by the government of India submitted its report in October 1998, and recommended several steps to rationalize the regulation of non-bank finance companies. Accepting these recommendations, Reserve Bank of India issued new guidelines for non-bank finance companies, which were as follows:

     o A minimum net owned fund of Rs. 2.5 million is mandatory before existing non-bank finance companies may accept public deposits;

     o A minimum investment grade rating is compulsory for loan and investment companies accepting public deposits, even if they have the minimum net owned funds;

     o Permission to accept public deposits was also linked to the level of capital to risk assets ratio. Different capital to risk assets ratio levels for non-bank finance companies with different ratings were specified; and

     o Non-bank finance companies were advised to restrict their investments in real estate to 10.0% of their net owned funds.

     In the Reserve Bank of India's monetary and credit policy for fiscal 2000, the Reserve Bank of India stipulated a minimum capital base of Rs. 20 million for all new non-bank finance companies.

Regulations Review Authority

     In March 1999, the Reserve Bank of India set up a Regulations Review Authority to provide an opportunity to the public at large to seek justification for and suggest deletion or modification of any regulation, circular or return issued, or required by the Reserve Bank of India. This authority is neither a forum for grievance redressal nor a policy-making forum. This authority will, however, convey its views on an application to the relevant department of the Reserve Bank of India.

     Based on the recommendations of this authority, some of the existing regulations may come under review over time.

Insurance

     The R.N. Malhotra Committee was set up in April 1993 to recommend reforms in the insurance industry. This committee submitted its report on January 7, 1994 and its major recommendations were as follows:

     o the entry of the private sector in the insurance industry should be allowed;

     o India's two insurance corporations, the Life Insurance Corporation of India and General Insurance Corporation of India should be privatized, with the government retaining a 50.0% stake;

     o    the licensing system for surveyors should be abolished;

     o    the tariff regime in general insurance must continue;

     o    contributions to pension schemes must be exempt from tax;

     o    settlement of claims must be expedited; and

     o    high priority should be given to activating the regulatory apparatus.

     As a first step towards implementation of the recommendations of the Malhotra Committee on Reforms in the Insurance Sector, the budget for fiscal 1996 indicated that an independent regulatory authority would be set up for the insurance industry, and the Insurance Regulatory Authority was set up in 1996.

     In December 1999, the parliament approved the Insurance Regulatory and Development Authority Bill, 1999. This bill has opened up the Indian insurance sector for foreign and private investors. This bill allows foreign equity participation in new insurance companies of up to 26.0%. The new company should have a minimum paid up equity capital of Rs. 1.0 billion to carry out the business of life insurance or general insurance or Rs. 2.0 billion to carry out exclusively the business of reinsurance. An Insurance Regulatory and Development Authority has been set up to regulate, promote and ensure orderly growth of the insurance industry.

     In the monetary and credit policy for fiscal 2001, the Reserve Bank of India issued guidelines governing the entry of banks and financial institutions into the insurance business. The objective of the guidelines is to allow only financially strong banks and financial institutions to enter the insurance business. These guidelines permit banks and financial institutions to enter the business of underwriting insurance through joint ventures if they meet the stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record and level of non-performing loans and the performance of their existing subsidiary companies. These guidelines specify the maximum percentage of the paid up capital and of the net worth of the bank or financial institution that can be invested in the joint venture. To keep the risks associated with each of the businesses distinct, the guidelines envisage an "arms length" relationship between the bank or financial institution and the insurance company.

                          SUPERVISION AND REGULATION

Reserve Bank of India Regulations

     ICICI is regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires ICICI to furnish statements, information and certain details relating to its business. It has issued guidelines for financial institutions and commercial banks on income recognition, asset classification, capital adequacy standards and provisioning for non-performing assets. The Reserve Bank of India has also set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. This Board is assisted by the Department of Financial Supervision of the Reserve Bank of India which is responsible for supervision of financial institutions and commercial banks. The Department of Financial Supervision is authorized to make requests for information from or undertake both on-site inspection and off-site surveillance of financial institutions. ICICI Bank is licensed as a "banking company" and is also regulated and supervised by the Reserve Bank of India.

Loan Loss Provisions and Non-performing Assets

     In March 1994, the Reserve Bank of India issued formal guidelines on income recognition, asset classification, provisioning standards and valuation of investments applicable to long-term lending institutions, which are revised from time to time. Similar guidelines are also applicable to ICICI Bank. These guidelines are applied for the calculation of non-performing assets under Indian GAAP. The discussion of asset quality in this prospectus is under US GAAP and the US GAAP standards applied are set forth in "Business--Risk Management--Non-Performing Portfolio."

     The principal features of these Reserve Bank of India guidelines, which have been implemented with respect to ICICI's loans, debentures, lease assets, hire purchases and bills are set forth below.

     Non-Performing Assets

     A non-performing asset is an asset in respect of which any amount of interest has remained past due for more than two quarters or any amount of principal has remained past due for more than four quarters. In the case of a banking company, like ICICI Bank, any amount of principal or interest must have remained past due for more than two quarters before being classified as a non-performing asset. In the case of a financial institution, like ICICI, loans are not classified as non-performing until the borrower has missed two interest payments (180 days) or four principal payments (365 days). "Past due" means any amount that is outstanding for one month beyond the due date. Interest in respect of non-performing assets is not recognized or credited to the income account unless collected.

     Asset Classification

     Assets are classified as described below:

     o Standard Assets. Assets that do not have any problems or do not carry more than normal risk attached to the business.

     o Sub-Standard Assets. Assets that are non-performing assets for a period not exceeding two years (18 months by year-end fiscal 2001), or have been renegotiated or rescheduled after the project to which they relate has achieved cash break-even.

     o Doubtful Assets. Assets that are non-performing assets for more than two years (18 months by March 31, 2001) or carry potential threats to recoveries on account of erosion in the value of security and other factors such as fraud.

     o Loss Assets. Assets on which losses have been identified but the amount has not been written off wholly or partly or assets that are considered uncollectible.

     Payments on renegotiated or rescheduled loans must have no past due amounts for one year after renegotiation or rescheduling for the loan to be upgraded.

     Provisioning and Write-Offs

     Provisions are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

     o    Standard Assets. A general provision of 0.25% is required.

     o    Sub-Standard Assets. A general provision of 10.0% is required.

     o Doubtful Assets. A 100.0% write-off is required to be taken against the unsecured portion of the doubtful asset and charged against income. The value assigned to the collateral securing a loan is the amount reflected on the borrower's books or the realizable value determined by third party appraisers. In cases where there is a secured portion of the asset, depending upon the period for which the asset remains doubtful, a 20.0% to 50.0% provision is required to be taken against the secured asset as follows:

          -    Up to one year: 20.0% provision

          -    One to three years: 30.0% provision

          -    More than three years: 50.0% provision

     o Loss Assets. The entire asset is required to be written off or provided for.

     The Reserve Bank of India has also issued guidelines for classification and valuation of investments.

Legal Reserve Requirements

     Cash Reserve Ratio

     A banking company such as ICICI Bank is required to maintain a specified percentage of its demand and time liabilities, excluding inter-bank deposits, by way of a cash reserve with itself and by way of a balance in a current account with the Reserve Bank of India. In April 2000, the Reserve Bank of India in its credit and monetary policy announced the new cash reserve ratio to be maintained by scheduled commercial banks of 8.0% which was raised to 8.5% in July 2000. The following liabilities are not considered in the calculation of the cash reserve ratio:

     o    inter-bank liabilities;

     o    liabilities to primary dealers;

     o    repatriable and non-repatriable deposits from non-resident Indians;

     o    foreign currency deposits from non-resident Indians; and

     o refinancing from the Reserve Bank of India and other institutions permitted to offer refinancing to banks.

     The Reserve Bank of India pays no interest on the cash reserves up to 3.0% of the demand and time liabilities and pays 4.0% on the balance.

     The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 65.0% of the required cash reserve ratio on any particular day except the last business day of the fortnight. On the last business day of the fortnight, no restrictions apply.

     Ever since the Reserve Bank of India introduced the financial sector reforms, the goal has been to reduce the cash reserve ratio. It has been indicated by the Reserve Bank of India that the ratio would ultimately be reduced to the statutory minimum of 3.0%. In July 2000, the Reserve Bank of India raised the cash reserve ratio by 0.5 percentage points to 8.5% as part of the measures introduced to contain the sudden depreciation of the rupee against the US dollar. This depreciation of the rupee was due to excess demand conditions in the foreign exchange market arising out of large payments for crude oil imports and a slowdown in capital inflows.

     Statutory Liquidity Ratio

     In addition to the cash reserve ratio, a banking company such as ICICI Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time. Currently, the Reserve Bank of India requires banking companies to maintain a liquidity ratio of 25.0%.

Regulations on Asset Liability Management

     For Banks

     At present, Reserve Bank of India regulations for asset liability management require banks to draw up asset-liability gap statements separately for rupee and for four major foreign currencies. These gap statements are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date, or maturity date. These statements have to be submitted to the Reserve Bank of India on a quarterly basis. The Reserve Bank of India has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the Reserve Bank of India had asked banks to manage their asset-liability structure such that the negative liquidity gap in the 1-14 day and 15-28 day time periods does not exceed 20.0% of cash outflows in these time periods. This 20.0% limit on negative gaps has been made mandatory with effect from April 1, 2000.

     For Financial Institutions

     The Reserve Bank of India issued guidelines on asset-liability management for financial institutions to be implemented effective April 1, 2000. The guidelines introduce a formal framework for the management of liquidity and interest rate risk. A financial institution is required to constitute an Asset Liability Committee headed by the Chief Executive Officer or the Chairman and Managing Director or the Deputy Managing Director or the Executive Director. Senior management from relevant functions should be represented in the Asset Liability Committee. The Management Committee of the Board or any committee specifically constituted for the purpose should oversee the implementation of the asset liability management system. Further, the Reserve Bank of India has stipulated liquidity and interest rate-risk sensitivity gap reports, which have to be prepared currency-wise. The reports have to be prepared by grouping asset and liability cashflows in relevant maturity or re-pricing time periods. The guidelines define the time periods and also state the norms for the classification of assets and liabilities in particular time periods.

     Financial institutions are presently required to prepare these reports on a quarterly basis. With effect from April 1, 2001, the liquidity report will be required to be prepared on a fortnightly basis and the interest rate sensitivity report will be required to be prepared every month. Short-term liquidity gap limits stipulate that the negative gap in the 1-14 day and in the 15-28 day time periods should not exceed 10.0% and 15.0% of the outflows, respectively. However, these limits can be revised and a higher limit can be approved by the board of directors or the Asset Liability Committee, giving due reasons for such enhancement. This relaxation is only temporary and the Reserve Bank of India stipulated limits are intended to be mandatory with effect from April 1, 2001. A financial institution is advised to monitor their asset-liability positions with respect to these limits and also stipulate other internal liquidity limits that it deems appropriate. For interest rate risk, the Reserve Bank of India has recommended that the board of directors or the Asset Liability Committee of the financial institution should decide the prudential tolerance limits.

Directed Lending

     Priority Sector Lending Requirements

     The Reserve Bank of India requires Indian commercial banks such as ICICI Bank to lend a certain percentage of their net bank credit to specific sectors (the priority sectors) such as agriculture, small-scale industry, small businesses and export companies. Total priority sector advances should be 40.0% of net bank credit with agricultural advances required to be 18.0% of net bank credit and advances to weaker sections required to be 10.0% of net bank credit.

     Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with developmental banks like National Bank for Agriculture and Rural Development and Small Industries Development Bank of India. These deposits can be for a period of one year to five years and presently carry an interest rate of 8.0% per annum to 11.75% per annum.

     The Reserve Bank of India requires banks to lend a minimum of 3.0% of incremental deposits in the previous fiscal year towards housing finance. This can be in the form of home loans to individuals or subscription to the debentures and bonds of National Housing Bank and housing development institutions recognized by the government of India.

     Export Credit

     The Reserve Bank of India also requires Indian commercial banks such as ICICI Bank to make loans to exporters at concessional rates of interest. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12.0% of ICICI Bank's net bank credit is required to be in the form of export credit. ICICI Bank provides export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies.

Capital Adequacy Requirements

     ICICI and ICICI Bank are subject to the capital adequacy requirements of the Reserve Bank of India, which, based on the guidelines of the Basle Committee on Banking Regulations and Supervisory Practices, 1988, requires them to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier 1 capital.

     The total capital of a company is classified into Tier 1 and Tier 2 capital. Tier 1 capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital and reserves consisting of any statutory reserves, free reserves, capital reserves or special reserves created pursuant to the Indian Income Tax Act, 1961 reduced by equity investments in subsidiaries, intangible assets, and the gap in provisioning and losses in the current period and those brought forward from the previous period. Recently, the Reserve Bank of India has, subject to certain conditions, also permitted the inclusion of certain types of non-cumulative preference shares in Tier 1 capital.

     Tier 2 capital consists of undisclosed reserves, revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of weighted risk assets), hybrid debt capital instruments (which combine certain features of both equity and debt securities), subordinated debt and redeemable cumulative non-convertible preference shares with an initial maturity of not less than five years. Subordinated debt and redeemable cumulative non-convertible preference shares are subject to progressive discounts for inclusion in Tier 2 capital and are limited to 50.0% of Tier 1 capital. Tier 2 capital cannot exceed Tier 1 capital.

     Risk adjusted assets are the risk weighted total of specified funded and non-funded items. Degrees of credit risk expressed as percentage weighting have been assigned to balance sheet assets and conversion factors to off-balance sheet items. The value of each asset item is multiplied by the relevant weights to produce risk-adjusted values of assets and off-balance-sheet items. Guarantees are treated similarly to funded exposure and are subject to similar risk weightings. All foreign exchange open position limits of ICICI and ICICI Bank carry a 100.0% risk weight. Starting from March 31, 2000, investment in government and approved securities also carry a risk weight for fluctuation in prices. The aggregate risk weighted assets are taken into account for determining the capital adequacy ratio.

Credit Exposure Limits

     As a prudent measure aimed at better risk management and avoidance of concentration of credit risk, the Reserve Bank of India has prescribed credit exposure limits for long-term lending institutions and banks in respect of their lending to individual borrowers and to all companies in a single group (or sponsor group).

     The limits set by the Reserve Bank of India are as follows:

     o Effective from April 1, 2000, exposure to individual borrowers must not exceed 20.0% of paid-up capital and free reserves of the bank or financial institution. However, at October 31, 1999, if the exposure level of any institution or bank to a single borrower was in excess of 20.0% of the capital funds, it would have a two year period to reduce exposure to 20.0%, i.e., by October 31, 2001.

     o Exposure to sponsor groups must not exceed 50.0% of paid-up capital and free reserves of the bank or financial institution. In the event the additional credit exposure is in respect of infrastructure projects, exposure to group borrowers may be up to 60.0% of paid-up capital and free reserves of the bank or financial institution.

     Exposure includes funded and non-funded credit limits, underwriting and other similar commitments. The exposure limit is calculated as the aggregate of actual outstanding plus undisbursed or undrawn commitments. However, in respect of non-funded credit limits, only 50.0% of such outstandings is taken into account for determining exposure limits.

     The credit exposures of ICICI and ICICI Bank to individual borrowers and sponsor groups are within the percentages prescribed by the Reserve Bank of India based on paid-up capital and reserves calculated under Indian GAAP.

Borrowing Guidelines

     ICICI requires specific approval of the Ministry of Finance and Reserve Bank of India for borrowings in foreign currency. See also "Restriction on Foreign Ownership of Indian Securities". ICICI requires the specific approval of the Reserve Bank of India for certain borrowings including public bond issues. The Reserve Bank of India has also stipulated certain restrictions on the mobilization of funds through other specified instruments. The minimum maturity of ICICI Bank's time deposit is restricted to 15 days.

Foreign Currency Dealership

     The Reserve Bank of India has granted ICICI a limited license to engage in foreign currency transactions. Under this license, ICICI as an authorized dealer has been granted permission to engage in foreign exchange transactions in all foreign currencies in respect of raising foreign currency resources, granting foreign currency sub-loans, servicing foreign currency debt repayment obligations, opening letters of credit, opening accounts with banks abroad, issuing guarantees, entering derivative transactions, carrying out risk management activities and other activities that are incidental to ICICI's normal functions authorized under its organizational documents.

     Authorized dealers such as ICICI are required to determine their own open positions in accordance with certain guidelines and these limits are approved by the Reserve Bank of India. Further, authorized dealers are permitted to hedge foreign currency loan liabilities of Indian corporations, including in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions.

     ICICI Bank is authorized to conduct all foreign currency transactions under current Indian regulations.

SEBI Regulations and Guidelines

     The Securities and Exchange Board of India was established to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market. We are subject to Securities and Exchange Board of India regulations for our capital issuances, as well as our underwriting, custodial, depositary participant, investment banking, registrar and transfer agents, broking and debenture trusteeship activities. These regulations provide for our registration with the Securities and Exchange Board of India for each of these activities, functions and responsibilities. We are required to adhere to a code of conduct applicable for these activities.

     Under the regulations governing capital issuances of securities, ICICI is designated as a "development financial institution" by the Securities and Exchange Board of India. The regulations governing development financial institutions differ from those governing capital issuances by other financial and industrial companies. Benefits available to ICICI as a development financial institution include an optional over-allotment of up to 100.0% of an issuance, while other issuers are not permitted any over-allotment option. The Securities and Exchange Board of India also permits filing of an umbrella prospectus or "shelf prospectus" by development financial institutions for debt issuances during a fiscal year. The Securities and Exchange Board of India has provided for a minimum subscription clause, wherein an issuer shall refund the amounts raised during a public issue if the minimum subscription of 90.0% is not received. However, development financial institutions, in their issuances, do not have to comply with the minimum subscription clause. These regulations also require development financial institutions to maintain a debt to equity ratio not exceeding 12:1 and a minimum notional debt service coverage ratio of 1.2.

     As a public financial institution, ICICI is exempt from public offer requirements under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, when it acquires shares in the ordinary course of business on its own account or as a pledgee.

Public Financial Institution Status

     ICICI is a public financial institution under the Indian Companies Act, 1956.

     The special status of Public Financial Institutions is also recognized under other statutes including the Indian Income Tax Act, 1961, Sick Industrial Companies (Special Provisions) Act, 1985 and Recovery of Debts Due to Banks and Financial Institutions Act, 1993. As a public financial institution, ICICI is entitled to certain benefits under various statutes including the following:

     o For income tax purposes, ICICI's deposits and bonds are prescribed modes for investing and depositing surplus money by charitable and religious trusts.

     o The government of India has permitted non-government provident, superannuation and gratuity funds to invest up to 40.0% of their annual accretion of funds in bonds and securities issued by public financial institutions. Further, the trustees of these funds may at their discretion invest an additional 20.0% of such accretions in these bonds and securities.

     o Indian law provides that a public financial institution cannot, except as provided by law or practice, divulge any information relating to or to the affairs of its customers.

     o The Recovery of Debts Due to Banks and Financial Institutions Act, 1993 provides for establishment of debt recovery tribunals for recovery of debts due to any bank or public financial institution or to a consortium of banks and public financial institutions. Under this Act, the procedures for recoveries of debt have been simplified and time frames have been fixed for speedy disposal of cases. Upon establishment of the debt recovery tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances.

     o The Reserve Bank of India has stipulated a 20.0% risk weighting on commercial banks' investments in bonds issued by public financial institutions.

     In the event ICICI ceases to be a public financial institution, it would be an event of default under some of ICICI's loan agreements related to foreign currency borrowings.

Income Tax Benefits

     Under the Indian Income Tax Act, ICICI is allowed a deduction of up to 40.0% of its taxable business income derived from the business of long-term financing (defined as loans and advances extended for a period of not less than five years) which is included in the special reserve, provided that the total amount of this reserve does not exceed two times the paid-up share capital and general reserves. ICICI has been granted this benefit because it is a financial institution engaged in providing long-term financing for industrial development activity which the government of India encourages. Effective fiscal 1998, if a special reserve is created, it must be maintained and if it is utilized, it must be treated as taxable income of the year in which it is utilized.

Deposit Insurance

     ICICI Bank takes both demand and time deposits. In India, the Deposit Insurance and Credit Guarantee Corporation, a 100.0% subsidiary of the Reserve Bank of India, insures bank deposits, of Rs. 100,000 (US$ 2,291) or less.

                              EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

     There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the rupee in relation to a weighted basket of currencies of India's major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40.0% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

     In December 1999, the Indian parliament passed the new Foreign Exchange Management Act, 1999, which has become effective on June 1, 2000, replacing the earlier Foreign Exchange Regulation Act, 1973. This new legislation indicates a major shift in the policy of the government with regard to foreign exchange management in India. While the Foreign Exchange Regulation Act, 1973, was aimed at the conservation of foreign exchange and its utilization for the economic development of the country, the objective of the Foreign Exchange Management Act, 1999, is to facilitate external trade and promote the orderly development and maintenance of the foreign exchange market in India.

     The Foreign Exchange Management Act, 1999, permits most transactions involving foreign exchange except those prohibited or restricted by the Reserve Bank of India. The Foreign Exchange Management Act, 1999, has eased restrictions on current account transactions. However the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999, to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

Restrictions on Sale of the Equity Shares underlying the ADSs and for Repatriation of Sale Proceeds

     ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying the ADSs (other than a sale on a stock exchange or in connection with an offer made under the takeover regulations) by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. Further, the depositary cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares. Therefore, an investor in the ADSs who surrenders ADSs and withdraws equity shares is not permitted subsequently to deposit such equity shares and obtain ADSs. Nor would a holder to whom such equity shares are transferred be permitted to deposit such equity shares. Investors who seek to sell in India any equity shares withdrawn from the depositary facility and to convert the rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will, subject to the foregoing, have to obtain Reserve Bank of India approval for each such transaction.

                NATURE OF THE INDIAN SECURITIES TRADING MARKET

     The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the Securities and Exchange Board of India, the BSE and the National Stock Exchange or the NSE, and has not been prepared or independently verified by us. This is the latest available information to our knowledge.

Market Price Information

     Equity Shares

     ICICI's outstanding equity shares are listed and traded on the Bangalore, Calcutta, Delhi, Madras, Mangalore and Vadodara Stock Exchanges, the BSE and on the National Stock Exchange of India Limited or the NSE. The equity shares were first listed on the BSE in 1955. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees. The following table shows:

     o the reported high and low closing prices quoted in rupees for the equity shares on the BSE; and

     o the reported high and low closing prices for the equity shares, translated into U.S. dollars, based on the noon buying rate on the last business day of each period presented.

                                                 Price per                        Price per
                                               Equity share(1)                   Equity share
                                      ----------------------------------------------------------------
                                            High             Low              High           Low
                                      ----------------------------------------------------------------
Annual Prices:
Fiscal 1996 ......................... Rs.     125.00    Rs.      67.00    US$     3.64    US$    1.95
Fiscal 1997 .........................         113.00             50.25            3.15           1.40
Fiscal 1998 .........................         106.75             57.75            2.70           1.46
Fiscal 1999 .........................         122.60             39.30            2.88           0.92
Fiscal 2000 .........................         190.05             41.40            4.35           0.95
Quarterly prices:
Fiscal 1999:
First Quarter .......................         122.60             64.00            2.88           1.51
Second Quarter ......................          84.00             53.25            1.98           1.25
Third Quarter .......................          53.05             39.30            1.25           0.92
Fourth Quarter ......................          56.50             40.45            1.33           0.95
Fiscal 2000:
First Quarter .......................          78.00             41.40            1.80           0.95
Second Quarter ......................          95.00             72.00            2.17           1.65
Third Quarter .......................         113.45             75.95            2.61           1.75
Fourth Quarter ......................         190.05             96.50            4.35           2.21
Fiscal 2001:
First Quarter .......................         154.00            101.95            3.45           2.28
Second Quarter (through August 31) ..         151.80            104.05            3.31           2.27
Monthly prices:
March 2000 ..........................         190.05            130.00            4.35           2.98
April 2000 ..........................         146.40            124.00            3.35           2.84
May 2000 ............................         135.25            101.95            3.03           2.28
June 2000 ...........................         154.00            125.45            3.45           2.81
July 2000 ...........................         151.80            119.35            3.36           2.64
August 2000 .........................         124.90            104.05            2.72           2.27

---------
     (1) Data from the BSE. The prices quoted on the NSE and other stock exchanges may be different.

     On August 31, 2000, the closing price of equity shares on the BSE was Rs.
108.35 equivalent to US$ 2.36 per equity share (US$ 11.80 per ADS on an imputed basis) translated at the noon buying rate of Rs. 45.90 per US$ 1.00 on August 31, 2000.

     At August 25, 2000, there were approximately 578,442 holders of record of our equity shares, of which 95 had registered addresses in the United States and held an aggregate of approximately 201,623 equity shares.

     ADSs

     ICICI's ADSs, each representing five equity shares, were originally issued in September 1999 in a public offering and were listed and traded on the New York Stock Exchange under the symbol IC.d. The equity shares underlying the ADSs have been listed on the Bangalore, Calcutta, Delhi, Madras, Mangalore and Vadodara Stock Exchanges, the BSE and the NSE.

     Subsequent to ICICI's ADS offering in September 1999, ICICI completed an exchange offer of its GDRs for its SEC-registered ADSs on a one-for-one basis. ICICI's GDRs, each representing five equity shares, were originally issued in August 1996 and listed on the London Stock Exchange. Subsequent to this exchange offer in November 1999, ICICI's GDRs were delisted from the London Stock Exchange. These ADSs were listed and traded on the New York Stock Exchange under the symbol IC. The trading symbol of the ADSs sold in the public offering in September 1999, IC.d, was different from the trading symbol of the ADSs issued in the exchange offer, IC. The equity shares underlying the ADSs sold in the public offering were issued in the middle of fiscal 2000 and were subject to a pro rata dividend for fiscal 2000 whereas the equity shares underlying the ADSs issued in the exchange offer were issued in August 1996 and were subject to a full dividend for fiscal 2000. Subsequent to June 19, 2000, the record date for the final dividend for fiscal 2000, all of ICICI's outstanding ADSs ranked pari passu and since then have traded under the symbol IC on the New York Stock Exhange. At August 31, 2000, we had 51,282,857 ADSs outstanding.

     The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for the outstanding ADSs traded under the symbol IC.

                                                 Price per ADS
                                         ----------------------------
                                             High               Low
                                         ----------------------------
Annual prices:
Fiscal 2000 ...................          US$   40.50      US$   10.63
Quarterly prices:
Fiscal 2000:
Third Quarter
   (from November 1, 1999) ....                17.50            10.63
Fourth Quarter ................                40.50            15.25
Fiscal 2001:
First Quarter .................                26.75            14.56
Second Quarter
   (through August 31, 2000) ..                18.94            13.25
Monthly prices:
March 2000 ....................                37.00            22.75
April 2000 ....................                26.75            16.75
May 2000 ......................                23.75            14.56
June 2000 .....................                20.00            17.50
July 2000 .....................                18.94            15.25
August 2000 ...................                15.38            13.25

     The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for the outstanding ADSs traded under the symbol IC.d.

                                                 Price per ADS
                                         ----------------------------
                                             High               Low
                                         ----------------------------
Annual prices:
Fiscal 2000 ...................          US$ 39.75      US$   10.94
Quarterly prices:
Fiscal 2000:
Second Quarter
(from September 22, 2000) .....              12.00            11.06
Third Quarter .................              16.25            10.94
Fourth Quarter ................              39.75            15.00
Fiscal 2001:
First Quarter
(through June 16, 2000) .......              25.38            14.31
Monthly prices:
March 2000 ....................              35.75            22.50
April 2000 ....................              25.38            15.63
May 2000 ......................              23.75            14.31
June 2000
(through June 16, 2000) .......              19.44            17.38

Indian Securities Market

     India has a long history of organized securities trading. In 1875, the first stock exchange was established in Mumbai.

     Stock Exchange Regulation

     India's stock exchanges are regulated primarily by the Securities and Exchange Board of India, as well as by the government of India acting through the Ministry of Finance, Stock Exchange Division, under the Securities Contracts (Regulation) Act, 1956 and the Securities Contracts (Regulation) Rules, 1957. The Securities Contracts (Regulation) Rules regulate the recognition of stock exchanges, the qualifications for membership and the manner in which contracts are entered into and enforced between members.

     The main objective of the Securities and Exchange Board of India, which was established by the government of India in February 1992, is to promote the development of and regulate the Indian securities markets and protect the interests of investors. The Securities and Exchange Board of India may make or amend an exchange's by-laws and rules, overrule an exchange's governing body and withdraw recognition of an exchange. In the past, the Securities and Exchange Board of India's regulation of market practices was limited. The Securities and Exchange Board of India Act, 1992 granted the Securities and Exchange Board of India powers to regulate the business of Indian securities markets, including stock exchanges and other financial intermediaries, promote and monitor self-regulatory organizations, prohibit fraudulent and unfair trade practices and insider trading, and regulate substantial acquisitions of shares and takeovers of companies. The Securities and Exchange Board of India has also issued guidelines concerning minimum disclosure requirements by public companies, rules and regulations concerning investor protection, insider trading, substantial acquisitions of shares and takeovers of companies, buybacks of securities, employee stock option schemes, stockbrokers, merchant bankers, mutual funds, credit rating agencies and other capital market participants.

     Recently, the Securities Contracts (Regulation) Act has been amended to include derivatives of securities and instruments of collective investment in the definition of "securities". This has been done with a view to develop and regulate the markets for derivatives. Trading in derivatives commenced on the BSE and the National Stock Exchange in June 2000. The Securities and Exchange Board of India also set up a committee for the review of Indian securities laws, which has proposed a draft Securities Bill. The draft Securities Bill, if accepted, will result in a substantial revision in the laws relating to securities in India.

     The Indian Companies Act, 1956 was amended to introduce significant changes such as allowing buybacks of securities and issuances of sweat equity shares, making accounting standards issued by the Institute of Chartered Accountants of India mandatory and relaxing restrictions on inter-corporate investment and loans.

     Public Issuance of Securities

     Under the Companies Act, a public offering of securities in India must generally be made by means of a prospectus, which must contain information specified in the Companies Act. The prospectus should be filed with the Registrar of Companies having jurisdiction over the place where a company's registered office is situated. A company's directors and promoters may be subject to civil and criminal liability for misstatements in a prospectus. The Companies Act also sets forth procedures for the acceptance of subscriptions and the allotment of securities among subscribers and establishes maximum commission rates for the sale of securities.

     The Securities and Exchange Board of India has issued detailed guidelines concerning disclosures by public companies and investor protection. Prior to the repeal of certain rules in mid-1992, the Controller of Capital Issues of the government of India regulated the prices at which companies could issue securities. The Securities and Exchange Board of India guidelines now permit existing listed companies to price freely their issues of securities, though the pricing of initial public offerings is subject to certain restrictions. All new issues governed by the Securities and Exchange Board of India guidelines are conditional upon a minimum subscription requirement of 90.0% of the securities being issued. However, such minimum subscription clause is not applicable to development financial institutions such as ICICI. In July 1996, the Securities and Exchange Board of India relaxed the foregoing minimum subscription requirement in the case of "offer for sale" of securities, but introduced regulations which require that there be a minimum of ten shareholders for every Rs. 100,000 of nominal value of shares offered to the public. In the case of public issues, the requirement is for a minimum of five shareholders for every Rs. 100,000 of nominal value of shares offered to the public. Promoters of companies are required to retain a certain minimum certified holding of equity share capital, which is subject to a lock-up for three years. No issuance of bonus shares is permitted within 12 months of any public issue or rights issue

     In 1995, the Securities and Exchange Board of India introduced guidelines for issue of equity capital through use of the book-building process. These guidelines were modified in October 1997 and again in October 1999. Under the existing guidelines, an issuer has the option to book build either 90 per cent or 75 per cent of the net offering to the public. The balance issue is offered to the public at the fixed price determined through the book-building exercise.

     Public limited companies are required under the Companies Act to prepare, file with the Registrar of Companies and circulate to their shareholders audited annual accounts, which comply with the Companies Act's disclosure requirements and regulations governing their manner of presentation. In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange. The Securities and Exchange Board of India has notified amendments to the listing agreement tightening the ongoing disclosure standards by corporations. Accordingly, companies are now required to publish unaudited financial statements on a quarterly basis and are required to inform stock exchanges immediately regarding any stock-price sensitive information.

     Listing

     The listing of securities on a recognized Indian stock exchange is regulated by the Securities Contract Rules.

     Under the standard terms of stock exchange listing agreements, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach of the company's obligations under such agreement, subject to the company receiving prior notice of the intent of the exchange. A listed company can also be delisted after a notice period of six months if the number of public shareholders falls below five for every Rs. 100,000 of nominal value of shares offered to the public, the public shareholding falls below 20.0% of the number of shares offered to the public or the listed company fails to pay annual listing fees to the relevant stock exchange. The Securities and Exchange Board of India has recently issued guidelines for standardizing listing agreements and by-laws of stock exchanges in India. The Securities and Exchange Board of India proposes to issue additional guidelines, which set out basic listing standards for all stock exchanges in India. In the event that a suspension of a company's securities continues for a period in excess of three months, the company may appeal to the Securities and Exchange Board of India to set aside the suspension. The Securities and Exchange Board of India has the power to veto stock exchange decisions in this regard.

     Indian Stock Exchanges

     There are 24 stock exchanges in India. These stock exchanges are served by over 9,000 brokers dispersed across India. Most of the stock exchanges have their governing board for self-regulation.

     It is estimated that the six major exchanges, the BSE, the stock exchanges at Ahmedabad, Calcutta, Chennai and Delhi, and the NSE, account for more than 90.0% of the market capitalization of listed Indian companies. The BSE and the NSE account for a majority of trading volumes of securities in India. The BSE and NSE together hold a dominant position among the stock exchanges in terms of number of listed companies, market capitalization and trading activity.

     The Securities and Exchange Board of India has prescribed certain guidelines for the pricing and reporting of negotiated deals. A negotiated deal refers to a transaction executed at a price not determined through stock exchange pricing and involving a value of not less than Rs. 2.5 million or a volume of not less than 10,000 shares. Before these guidelines were issued, a negotiated deal had to be reported to the stock exchange within 15 minutes from the time the trade was negotiated or, if such transaction occurred after trading hours, on the following day when the market opened. However, for greater transparency, the Securities and Exchange Board of India has decided that negotiated deals will not be permitted in the existing manner and they have to be executed on the screens of the exchanges just like any other normal trade.

     There are generally no restrictions on price movements of any security on any given day. However, to restrict abnormal price volatility, the Securities and Exchange Board of India instructed stock exchanges to implement daily circuit breakers which do not allow transactions at prices different by more than 8.0% of the previous closing price for shares quoted at Rs. 20 or more. The Securities and Exchange Board of India has recently instructed stock exchanges to relax the circuit breakers by a further 8.0% after half an hour from the time prices reach the limit of 8.0%. It has allowed stock exchanges to fix circuit breakers for shares quoted at prices up to Rs. 20. Further, margin requirements are also imposed by stock exchanges that are required to be paid at rates fixed by the stock exchanges. The Indian stock exchanges can also exercise the power to suspend trading during periods of market volatility.

     A settlement cycle is an account period for the securities traded on a stock exchange. At the end of the period, obligations are settled, i.e., buyers of securities pay for and receive securities while sellers deliver securities and receive payment for them. The obligations are settled on a net basis, i.e., if some security is both purchased and sold in the same settlement cycle then only the net quantity of securities is delivered or received and the net amount of funds paid or received. Typically, the length of the settlement period is five business days. The Securities and Exchange Board of India has specified 163 shares that were to be settled by rolling settlement from May 21, 2000. Under rolling settlement, the length of the settlement period is one day.

     In December 1993, the Securities and Exchange Board of India announced a ban on forward trading on the Ahmedabad, Calcutta and Delhi stock exchanges and the BSE in order to contain excessive speculation, protect the interests of investors and regulate the stock market. All transactions thereafter were required to be for payment and delivery.

     In October 1995, the Securities and Exchange Board of India announced the introduction of a modified forward trading system to enable buyers and sellers to defer the settlement of their obligations to the following settlement cycle. This system began on the BSE for select shares in January 1996. The new system segregates trades into different categories, namely, carry-forward, delivery and jobbing, with different identification numbers of the various trades. The Securities and Exchange Board of India has appointed a committee to recommend rules and procedures for a carry forward mechanism under the rolling settlement. This committee has recently submitted its report. Once the revised carry forward mechanism is approved, rolling settlement will also be applicable for shares in the carry forward list.

     In 1992, the Securities and Exchange Board of India promulgated rules and regulations that prescribe conditions for registration of stockbrokers. A stockbroker may not buy, sell or deal in securities except pursuant to a certificate granted by the Securities and Exchange Board of India. The regulations also prescribe a broker code of conduct and rules for the fair treatment of investors by brokers, the procedures for registration, the payment of registration fees, maintenance of appropriate books and records and the right of inspection of the books of the stockbrokers by the Securities and Exchange Board of India. Broker liability in cases of default extends to suspension or cancellation of the broker's registration. The Securities and Exchange Board of India has issued registration certificates to over 9,000 stockbrokers who are members of various stock exchanges in India. Before these regulations, stockbrokers were required to be registered only with the stock exchanges of which they were members. The Securities and Exchange Board of India regulations introduced the concept of dual registration of stockbrokers with the Securities and Exchange Board of India and the stock exchanges, and brought the brokers under regulation for the first time.

     The Securities and Exchange Board of India has enforcement powers over secondary market participants for violation of any provisions of the Securities and Exchange Board of India Act, 1992, or breach of the rules and regulations of the Securities and Exchange Board of India. The Securities and Exchange Board of India may also take enforcement actions for violations of the Securities Contract Act or rules made thereunder and rules, regulations and by-laws of the stock exchanges.

     National Stock Exchange or NSE

     In April 1993, the government of India gave the final clearance for the setting up of the NSE at Mumbai. The NSE was established by financial institutions and banks, with the Industrial Development Bank of India as the coordinating agency. The NSE serves as a national exchange, providing nationwide on-line satellite-linked screen-based trading facilities with market makers and electronic clearing and settlement. The principal aim of the NSE is to enable investors to buy or sell securities from anywhere in India, serving as a national market for securities, including government securities, debentures, public sector bonds and units. Deliveries for trades executed "on-market" are exchanged through the National Securities Clearing Corporation Limited. As in the case with the BSE, negotiated or off-market trades are reported to the NSE on-line. Since June 30, 2000, screen-based paperless trading and settlement has been possible through the NSE in 333 cities in India. The NSE has about 6,839 trading terminals across the country.

     Trading in government securities, public sector bonds and units commenced on the NSE in July 1994 and trading in equities of 200 large companies started in November 1994. The average daily traded value of the capital market segment rose from approximately Rs. 70 million in November 1994 to approximately Rs.
54.3 billion in June 2000. The NSE has 890 trading members on the capital market segment and 96 trading members on the wholesale debt market segment. At October 31, 1999, 685 securities were listed and 572 securities were permitted to trade on the capital market segment. On the wholesale debt market segment, 797 securities were listed and 517 securities were permitted to trade at October 31, 1999. The NSE launched the NSE 50 Index, now known as S&P CNX NIFTY, on April 22, 1996 and the Mid-cap index on January 1, 1996. The securities in the S&P CNX NIFTY are highly liquid. In May 1998, India Index Services and Products Limited (IISL) was launched as a joint venture between the NSE and Credit Rating and Information Services of India Limited with the objective of providing index-related services and products for the capital markets. IISL has a consulting agreement with Standard & Poor's, the world's leading provider of equity indices, for co-branding IISL's equity indices. The market capitalization of the NSE at June 30, 2000 was approximately Rs. 8.5 trillion. With a wide network in major metropolitan cities, screen-based trading, central monitoring system and greater transparency, the NSE has lately recorded high volumes of trading. The volume of trading on the NSE now generally exceeds that on the BSE.

     The NSE has set up a disaster recovery site at Pune to enable it to commence normal business operations within a very short time frame should a disaster occur.

     The clearing and settlement operations of the NSE are managed by its wholly owned subsidiary, the National Securities Clearing Corporation. A key factor in the growth of the NSE has been the short and tight settlement cycles that have operated since its commencement. The National Securities Clearing Corporation operates a well-defined settlement cycle and there has been no deviation or deferment from this cycle. The NSE provides a facility for multiple settlement mechanisms including an account period settlement in regular market sub-segment dealing in physical securities and rolling settlement--normal (lot size one) and rolling settlement--normal (marketable lots) in book-entry sub-segment.

     The account period cycle starts every Wednesday and ends on a Tuesday with the pay in of securities on the next Monday, pay-in of funds on the next Tuesday and pay-out of funds and securities on the next Wednesday. The settlement in the book-entry sub-segment is conducted on the next Tuesday. The settlement is completed within eight days of the last day of the trading cycle. The rolling settlement is typically on a T+5 working day basis, trades taking place on Monday will be settled on the next Monday.

All settlements for securities are through the clearing house in the case of physical settlement and through the depositary in the case of book entry sub-segment. Funds settlement takes place through designated clearing banks. Deals on the book-entry sub-segment are settled through the depositary. The National Securities Clearing Corporation Limited interfaces with the depositary on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary enabled trades.

     BSE

     The BSE, the oldest stock exchange in India, was established in 1875. It has evolved over the years into its present status as the premier stock exchange of India. The BSE switched over to online trading (BOLT) in May 1995. At June 30, 2000, the BSE had 680 members, comprising 229 individual members, 430 Indian companies, 20 foreign brokers and one composite corporate member. Only a member of the BSE has the right to trade in the stocks listed on the BSE.

     At June 30, 2000, the estimated market capitalization of stocks trading on the BSE was Rs. 7.9 trillion. The average daily turnover on the BSE has also shown a significant increase from approximately Rs. 67 million in January 1987 to approximately Rs. 39.2 billion in June 2000. At June 30, 2000, the BSE had 1,544 trading work-stations in 276 cities across the country. The BSE has Securities Exchange Board of India approval to expand its BOLT on-line trading network to 424 cities.

     Until 1995, brokers and members of the BSE received individual orders from which any cross-orders were matched and taken off. The balance of the orders was transmitted to the trading floor for execution in an open outcry system. The BSE has now introduced its BOLT online trading system on the exchange. The enhanced transparency in dealings due to implementation of BOLT has assisted considerably in smoothening settlement cycles and improving efficiency in back office work. From July 3, 1995, all listed shares were transferred to BOLT.

     At June 30, 2000, there were 5,886 listed companies trading on the BSE. Shares on the BSE are classified into A, B1, B2 and Z groups. All the groups follow a seven-day (five working day) trading period commencing every Monday and ending every Friday. All groups settle funds and securities through the BSE clearing house. For the A group of shares, forward trading and custodial settlement are permitted. For the B1 group of shares, custodial settlement is permitted but forward trading is not permitted. For the B2 group of shares, neither forward trading nor custodial settlement is permitted. The Z group includes those companies who have not fulfilled the listing guidelines or have not paid listing fees. ICICI's equity shares are in the A group.

     The trading period for all group shares lasts from Monday to Friday. The trades are normally settled by the broker's net payment to the BSE clearing house for securities on the following Thursday and the broker's delivery of securities to the BSE clearing house on the same Thursday and, in the case of overflow of securities, on Friday. The BSE clearing house then makes payments and delivers securities to the brokers on the following Monday. All shortages in delivery are compulsorily auctioned by the clearing house. The auction system is fully computerized and has been following a closed-bid system. For payments, the bank accounts of the brokers are maintained with the designated clearing banks which are debited or credited on the specified days.

     The maximum commission charged by brokers for trading equities is 2.5% of the transaction value but, in practice, commissions are normally in the range of 0.5% to 2.0%. The 1994 budget imposed a 5.0% service tax on brokerage commissions.

     The following two indices are generally used in tracking the aggregate price movements on the BSE.

     o The BSE Sensitive Index (Sensex) consists of the listed shares of 30 large market capitalization companies from the A group, including ICICI. The companies were selected on the basis of market capitalization, liquidity and the need for sectoral representation. The BSE Sensitive Index was first compiled in 1986 with fiscal 1979 as its base year. This is the most commonly used index in India.

     o The BSE 100 Index (formerly the BSE National Index) consists of the listed shares of 100 companies including the 30 in the BSE Sensitive Index. The BSE 100 Index was introduced in January 1986 with fiscal 1984 as its base year.

Internet-Based Securities Trading and Services

     The Securities and Exchange Board of India has recently allowed Internet-based securities trading under the existing legal framework. The regulations allow the Internet to be used as an order routing system through stock brokers registered with the Securities and Exchange Board of India on behalf of clients for executing trades on a recognized stock exchange in India. Stock brokers interested in providing this service are required to apply for permission from the respective stock exchange and also must comply with certain minimum conditions stipulated by the Securities and Exchange Board of India. Given the limited life of these new regulations to date, it is possible that these regulations will continue to evolve in the future.

Takeover Code

     Disclosure and mandatory bid obligations under Indian law are governed by the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Takeover Code") which prescribes certain thresholds or trigger points that give rise to these obligations. The Takeover Code is under constant review by the Securities and Exchange Board of India and was recently amended.

     The most important features of the Takeover Code, as amended, are as follows:

     Any acquirer (meaning a person who, directly or indirectly, acquires or agrees to acquire shares or voting rights in a company, either by himself or with any person acting in concert) who acquires shares or voting rights that would entitle him to more than 5.0% of the shares or voting rights in a company is required to disclose the aggregate of his shareholding or voting rights in that company to the company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed) within four working days of (a) the receipt of allotment information or (b) the acquisitions of shares or voting rights, as the case may be.

     o A person who holds more than 15.0% of the shares or voting rights in any company is required to make annual disclosure of his holdings to that company (which in turn is required to disclose the same to each of the stock exchanges on which the company's shares are listed).

     o Promoters or persons in control of a company are also required to make annual disclosure of their holdings in the same manner.

     o An acquirer cannot acquire shares or voting rights which (taken together with existing shares or voting rights, if any, held by him or by persons acting in concert with him) would entitle such acquirer to exercise 15.0% or more of the voting rights in a company, unless such acquirer makes a public announcement offering to acquire a further 20.0% of the shares of the company.

     o An acquirer who, together with persons acting in concert with him, holds between 15.0% and 75.0% of the shares cannot acquire additional shares or voting rights that would entitle him to exercise a further 5.0% of the voting rights in any period of 12 months unless such acquirer makes a public announcement offering to acquire a further 20.0% of the shares of the company.

     o Any further acquisition of shares or voting rights by an acquirer who holds 75.0% of the shares or voting rights in a company triggers the same public announcement requirements.

     o In addition, regardless of whether there has been any acquisition of shares or voting rights in a company, an acquirer acting in concert cannot directly or indirectly acquire control over a company (for example, by way of acquiring the right to appoint a majority of the directors or to control the management or the policy decisions of the company) unless such acquirer makes a public announcement offering to acquire a minimum of 20.0% of the shares of the company.

     The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price.

     The Takeover Code permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and the board of directors of the target company in the offer process have also been set out. Acquirers making a public offer are also required to deposit in an escrow account a percentage of the total consideration which amount will be forfeited in the event that the acquirer does not fulfill his obligations. In addition, the Takeover Code introduces the "chain principle" by which the acquisition of a holding company will obligate the acquirer to make a public offer to the shareholders of each subsidiary company which is listed.

     The general requirements to make such a public announcement do not, however, apply entirely to bail-out takeovers when a promoter (i.e., a person or persons in control of the company, persons named in any offer document as promoters and certain specified corporate bodies and individuals) is taking over a financially weak company but not a "sick industrial company" pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A "financially weak company" is a company which has at the end of the previous financial year accumulated losses, which have resulted in erosion of more than 50.0% but less than 100.0% of the total sum of its paid up capital and free reserves at the end of the previous financial year. A "sick industrial company" is a company registered for more than five years which has at the end of any financial year accumulated losses equal to or exceeding its entire net worth.

     The Takeover Code does not apply to certain specified acquisitions including the acquisition of shares (i) by allotment in a public, rights and preferential issue, (ii) pursuant to an underwriting agreement, (iii) by registered stockbrokers in the ordinary course of business on behalf of clients, (iv) in unlisted companies, (v) pursuant to a scheme of reconstruction or amalgamation or (vi) pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985. The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions such as ICICI either on their own account or as a pledgee. In addition, the Takeover Code does not apply to the acquisition of ADSs so long as they are not converted into equity shares.

Depositaries

     In August 1996, the Indian Parliament enacted the Depositaries Act, 1996 which provides a legal framework for the establishment of depositaries to record ownership details and effectuate transfers in book-entry form. The Securities and Exchange Board of India passed the Securities and Exchange Board of India (Depositaries and Participants) Regulations, 1996 which provides for the formation of such depositaries, the registration of participants as well as the rights and obligations of the depositaries, participants and the issuers. Every depositary has to register with the Securities and Exchange Board of India. Pursuant to the Depositaries Act, the National Securities Depository Limited was established by the Unit Trust of India, the Industrial Development Bank of India and the NSE in 1996 to provide electronic depositary facilities for trading in equity and debt securities. The National Securities Depository Limited, which commenced operations in November 1996, was the first depositary in India. Another depositary, the Central Depository Services Limited, established by the BSE has commenced operations since July 15, 1999. The depositary system has significantly improved the operations of the Indian securities markets.

     Trading of securities in book-entry form commenced in December 1996 and was available for securities of 865 companies at June 2000. In order to encourage "dematerialization" of securities, the Securities and Exchange Board of India has set up a working group on dematerialization of securities comprising foreign institutional investors, custodians, stock exchanges, mutual funds and the National Securities Depository Limited to review the progress of securities and trading in dematerialized form and to recommend scrips for compulsory dematerialized trading in a phased manner. Accordingly, commencing January 1998, the Securities and Exchange Board of India has notified scrips of various companies for compulsory dematerialized trading by certain categories of investors such as foreign institutional investors and other institutional investors and has also notified compulsory dematerialized trading in specified scrips for all retail investors. The Securities and Exchange Board of India proposes to increase the number of scrips in which dematerialized trading is compulsory for all investors significantly in the near future. The Securities and Exchange Board of India has also provided that the issue and allotment of shares in public, rights or offer for sale offerings after a specified date to be notified by the Securities and Exchange Board of India shall only be in dematerialized form and an investor shall be compulsorily required to open a depositary account with a participant.

     However, even in case of scrips notified for compulsory dematerialized trading, investors, other than institutional investors, are permitted to trade in physical shares on transactions outside the stock exchange where there are no requirements of reporting such transactions to the stock exchange and transactions on the stock exchange involving lots less than 500 securities.

            RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

     India strictly regulates ownership of Indian companies by foreigners. Foreign investment in Indian securities, including the equity shares represented by the ADSs, is generally regulated by the Foreign Exchange Management Act, 1999, which permits transactions involving the inflow or outflow of foreign exchange and empowers the Reserve Bank of India to prohibit or regulate such transactions.

     The Foreign Exchange Management Act permits most transactions involving foreign exchange except those prohibited or restricted by the Reserve Bank of India. The Foreign Exchange Management Act has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

     The Reserve Bank of India has recently issued a notification under the provisions of the Foreign Exchange Management Act relaxing the requirement of prior approval for an Indian company making an ADS issue provided that the issuer is eligible to issue ADSs pursuant to guidelines issued by the Ministry of Finance and has the necessary approval from the Foreign Investment Promotion Board.

     Under the foreign investment rules, there are four applicable restrictions on foreign ownership:

     o Under the foreign direct investment route, foreign investors may own equity shares of ICICI only with the approval of the Foreign Investment Promotion Board; this approval is granted on a case-by-case basis except, as discussed immediately below, where the investment is by acquisition of ADSs or GDRs;

     o Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs or GDRs, subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up;

     o Under the portfolio investment route, foreign institutional investors, subject to registration with the Securities and Exchange Board of India and the Reserve Bank of India, may be permitted to own in the aggregate up to an additional 24.0% of ICICI's equity shares that are not represented by ADSs or GDRs; no single foreign institutional investor may own more than 10.0% of ICICI's equity shares;

     o Non-resident Indians and corporate bodies predominantly owned by non-resident Indians may own up to 10.0% of ICICI's equity shares; no single non-resident Indian or corporate body predominantly owned by non-resident Indians may own more than 5.0% of ICICI's total equity shares.

     Foreign investors own 48.3% of ICICI's equity shares in total and 32.7% through the ADS program.

     ICICI, like all Indian companies, must obtain the Ministry of Finance's approval to raise equity in the international markets. It was a condition of the Ministry of Finance's approval of ICICI's ADS offering in September 1999 that the total foreign equity shareholding in ICICI, by all possible routes, may not exceed 49.0% including existing foreign direct investors, non-resident Indian and overseas corporate body investors, the existing GDR investors, the existing investors in the foreign currency corporate borrowings of ICICI, foreign institutional investors and the holders of the ADSs issued in the offering. Other conditions of the Ministry of Finance's approval for the offering were that control must rest with Indian shareholders, that investors in the ADSs may not be granted voting rights and that the ADSs will be voted by the depositary in accordance with the direction of the board of directors. In accordance with the conditions stipulated by the Ministry of Finance in its approval of ICICI's offering of ADSs, the depositary has the right to vote on the equity shares represented by the ADSs as directed by ICICI's board of directors so as to keep management control of ICICI in the hands of Indian shareholders.

     ICICI does not have any agreement with its government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. However, any future equity offerings by ICICI, like any other Indian public company, would require the approval of shareholders representing at least 75.0% of the total equity shares voted at a general meeting of the shareholders. Accordingly, given the size of their holdings, the approval of ICICI's government-controlled shareholders would be required to approve any future issuance of additional equity shares. To prevent dilution of the ownership of the principal government-controlled shareholders and in light of the government's desire that control must rest with Indian shareholders, ICICI offered 68.5 million shares to its principal government-controlled shareholders, the Life Insurance Corporation of India, General Insurance Corporation of India and its subsidiaries and Unit Trust of India, in a private placement on September 9, 1999 and also offered 41.5 million equity shares in a public offering in India from September 9-14, 1999. Both of these offerings were carried out at a price of Rs. 73.00 per equity share, approximately the market price on the date the board of directors approved the private placement and the domestic public offering.

     As an investor in ADSs, you do not need to seek the specific approval from the government of India to purchase, hold or dispose of your ADSs. In the offering, ICICI was required to obtain the approval of the government of India's Ministry of Finance, the Foreign Investment Promotion Board, the Reserve Bank of India, the Department of Company Affairs and the relevant stock exchanges. ICICI obtained these approvals.

     Equity shares which have been withdrawn from the depositary facility and transferred on our register of shareholders to a person other than the depositary or its nominee may be voted by that person. However, you may not receive sufficient advance notice of shareholder meetings to enable you to withdraw the underlying equity shares and vote at such meetings.

     Notwithstanding the foregoing, if a foreign institutional investor, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions, including the 10-24.0% portfolio investment limitations, and the 5-10.0% non-resident Indian limitation. The application of these limitations, however, is not clear. Secondary purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, persons of Indian origin, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require government of India approval on a case-by-case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depositary facility by foreign institutional investors, non-resident Indians and overseas corporate bodies would be required.

     Further, if you withdraw your equity shares from the ADS program and your direct or indirect holding in ICICI exceeds 15.0% of ICICI's total equity (under the Takeover Code), you would be required to make a public offer to the remaining shareholders. If you withdraw your equity shares from the depositary facility, you will not be able to redeposit them with the depositary.

     If you wish to sell the equity shares withdrawn from the depositary facility, you will be required to receive the prior approval of the Reserve Bank of India, unless the sale is on a stock exchange or in connection with an offer under the Takeover Code.

                                  DIVIDENDS

     Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of company profits for the fiscal year in which the dividend is declared or out of undistributed profits of prior fiscal years. We have paid dividends consistently every year since fiscal 1956.

     The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends payable on the equity shares, both exclusive of dividend tax.

                          Dividend per       Total amount of
     Fiscal Year          equity share      dividends payable
---------------------    --------------    -------------------
                                              (in millions)

1998 ...............        Rs. 5.5             Rs. 2,618
1999 ...............            5.5                 2,641
2000 ...............            5.5                 3,504

     Until fiscal 1997, investors were required to pay tax on dividend income. From fiscal 1998, dividend income was made tax-exempt. However, ICICI was required to pay a 10.0% tax on distributable profits. From fiscal 1999, this tax rate rose to 11.0% because of a 10.0% surcharge imposed on all taxes by the government. For all distributions subsequent to May 2000, ICICI was required to pay a 22.0% tax on distributable profits which included a 20.0% tax and a 10.0% surcharge on such tax.

     Future dividends will depend upon our revenues, cash flow, financial condition and other factors. As an owner of ADSs, you will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs. The equity shares represented by ADSs will rank pari passu with existing equity shares. At present, we have equity shares issued in India and equity shares represented by ADSs.

     With respect to equity shares issued by the company during a particular fiscal year, dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year.

     For a description of the tax consequences of dividends paid to our shareholders, see "Taxation--Indian Tax--Taxation of Distributions".

                                   TAXATION

Indian Tax

     The following discussion of Indian tax consequences for investors in ADSs and equity shares received upon redemption of ADSs who are not resident in India whether of Indian origin or not is based on the provisions of the Indian Income Tax Act, 1961, including the special tax regime for ADSs contained in
Section 115AC, which has recently been extended to cover additional ADSs that an investor may acquire in an amalgamation or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC regime may be amended or modified by future amendments to the Indian Income Tax Act.

     The summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Potential investors should, therefore, consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the Section 115AC regime.

     Residence

     For the purpose of the Indian Income Tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having within the four years preceding that year been in India for a period or periods amounting in all to 365 days or more, is in India for period or periods amounting in all to 60 days or more in that year. The period of 60 days is substituted by 182 days in case of an Indian citizen who has left India for employment outside India or a non-resident Indian who comes on a visit to India during the financial year. A company is resident in India in any fiscal year if it is registered in India or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

     Taxation of Distributions

     Dividends distributed will not be subject to tax in the hands of the shareholders. Consequently, withholding tax on dividends paid to shareholders does not apply. However, if dividends are declared, the company is required to pay a 22.0% tax on distributable profits.

     Taxation on Redemption of ADSs

     The acquisition of equity shares upon a redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

     Taxation on Sale of Equity Shares or ADSs

     Any transfer of ADSs or equity shares outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax. Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share to a resident of India or where the sale is made inside India will generally give rise to a liability for Indian capital gains tax. Such tax is required to be withheld at source. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADSs by the depositary), the rate of tax is 11.0%. Where the equity share has been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income-tax applicable to non-residents under the provisions of the Indian Income Tax Act, subject to a maximum of 48.0%. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor and the amount of such investor's income chargeable in India. During the period the underlying equity shares are held by non-resident investors on a transfer from the depositary upon redemption of ADRs, the provisions of the Avoidance of Double Taxation Agreement entered into by the government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the equity shares. The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains.

     For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon redemption of an ADS will be the price of the Share prevailing on the BSE or the National Stock Exchange on the date on which the depositary advises the custodian of such redemption, not the acquisition cost of the ADS being redeemed. The holding period of an equity share received upon redemption of an ADS will commence from the date of advice of redemption by the depositary. The exact procedures for the computation and collection of Indian capital gains tax are not settled.

     Rights

     Distribution to non-resident holders of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to tax in the hands of the non-resident holder.

     It is unclear as to whether capital gain derived from the sale of rights by a non-resident holder not entitled to exemption under a tax treaty to another non-resident holder outside India will be subject to Indian capital gains tax. If rights are deemed by the Indian tax authorities to be situated within India, as the situs of ICICI is in India, the gains realized on the sale of rights will be subject to customary Indian taxation as discussed above.

     Buyback of Securities

     Indian companies are not subject to any tax on the buyback of their shares. However, the shareholders will be taxed on any resulting gains. ICICI would be required to deduct tax at source according to the capital gains tax of the shareholder.

     Stamp Duty

     Upon the issuance of the equity shares underlying the ADSs, ICICI was required to pay a stamp duty of 0.1% per share of the issue price. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the acquisition of equity shares from the depositary in exchange for ADSs representing such equity shares in physical form, an investor would be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares at the date of registration. Similarly, a sale of equity shares by an investor would also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser.

However, ICICI equity shares are compulsorily deliverable in dematerialized form, and under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in dematerialized form.

     Other Taxes

     At present, there are no taxes on wealth, gifts and inheritance which may apply to the ADSs and underlying equity shares.

     Service Tax

     Brokerage or commissions paid to stockholders in connection with the sale or purchase of shares is subject to a service tax of 5.0%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

United States Tax

     The following discussion describes certain US federal income tax consequences of the acquisition, ownership and sale of ADSs that are generally applicable to US investors. For these purposes, you are an US investor if you are:

     o a citizen or resident of the United States under US federal income tax laws;

     o a corporation organized under the laws of the United States or of any political subdivision of the United States; or

     o an estate or trust the income of which is includable in gross income for US federal income tax purposes regardless of its source.

     This discussion only applies to ADSs that you own as capital assets.

     Please note that this discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address investors subject to special rules, including:

     o    insurance companies;

     o    tax-exempt entities;

     o    dealers in securities;

     o    financial institutions;

     o persons who own the ADSs as part of an integrated investment (including a straddle, hedging or conversion transaction) comprised of the ADS, and one or more other positions for tax purposes;

     o    persons whose functional currency is not the US dollar; or

     o persons who own actually or constructively 10.0% or more of ICICI's voting stock.

     This discussion is based on the tax laws of the United States currently in effect (including the Internal Revenue Code of 1986, as amended, referred to as "the Code"), Treasury Regulations, Revenue Rulings, and judicial decisions. These laws may change, possibly with retroactive effect.

     Although the matter is not entirely clear, it is likely and this discussion assumes that ICICI will be a passive foreign investment company for US federal income tax purposes. It is also likely that some of ICICI's subsidiaries will be passive foreign investment companies.

     For US federal income tax purposes, if you own an ADS, you will generally be treated as the owner of the equity shares underlying the ADS.

     Please consult your tax advisor with regard to the application of the US federal income tax laws to the ADSs in your particular circumstances, including the passive foreign investment company rules described below, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdictions.

     Taxation of Dividends

     Subject to the discussion under "Passive Foreign Investment Company Rules" below, dividends you receive on the ADSs, other than certain pro rata distributions of common shares or rights to acquire common shares or ADSs, will generally constitute foreign source dividend income for US federal income tax purposes. The amount of the dividend you will be required to include in income will equal to the US dollar value of the rupees, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary, regardless of whether the payment is converted into US dollars. If you realize gain or loss on a sale or other disposition of rupees, it will be US source ordinary income or loss. You will not be entitled to claim a dividends-received deduction for dividends paid by ICICI.

     Passive Foreign Investment Company Rules

     In general, a foreign corporation is a passive foreign investment company for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Although the matter is not entirely clear, it is likely that ICICI will be a passive foreign investment company for US federal income tax purposes. It is also likely that some of ICICI's subsidiaries will be passive foreign investment companies. If ICICI is a passive foreign investment company at any time that you own ADSs, you will be generally subject to the rules described below even if ICICI ceases to be a passive foreign investment company subsequently. Please consult your tax advisor about how you will be treated if ICICI ceases to be a passive foreign investment company while you own ADSs.

     Except as described below regarding the mark-to-market election, special rules will generally apply to:

     o any "excess distributions" on the ADSs (generally, any distributions received by you on the ADSs in a taxable year other than the first year in which you hold the ADSs that are greater than 125.0% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for the ADSs); and

     o any gain realized on the sale or other disposition (including a pledge) of the ADSs.

     Under these rules:

     o the excess distribution or gain would be allocated ratably over your holding period for the ADSs;

     o the amount allocated to the current taxable year would be taxed as ordinary income; and

     o the amount allocated to each of the prior taxable years would be subject to tax at the highest rate of tax in effect for your class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each prior year.

     As long as ICICI's ADSs are regularly traded on the New York Stock Exchange, you will be able to make a mark-to-market election with respect to the ADSs. If you make the mark-to-market election upon acquisition of the ADSs, you will be required to include as ordinary income each year the excess of the fair market value of the ADSs over your adjusted basis in the ADSs, and will be entitled to deduct as an ordinary loss each year the lesser of:

     o the excess of your original or if applicable, adjusted basis in the ADSs over their fair market value; or

     o the excess of the total amounts included in income in prior years over the total amount of deductions allowed in prior years under the mark-to-market rules.

     Your adjusted basis in the ADSs will be increased by the amount of any income inclusions and will be decreased by the amount of any deductions. If you dispose of the ADSs for an amount in excess of your adjusted basis, the gain will be taxed at ordinary income tax rates.

     If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years, unless ICICI's ADSs cease to be regularly traded on the New York Stock Exchange or the IRS consents to the revocation of the election.

     If you make the mark-to-market election after the year in which you acquire the ADSs, you will be subject to the rules governing excess distributions and gain described below with respect to:

     o distributions and disposition proceeds received in the first taxable year that you make the election; and

     o an amount equal to the excess of the fair market value of the ADSs for the year you make the election over your adjusted basis in the ADSs.

     You should consult your tax advisor about the availability of making a mark-to-market election and whether doing so would be advisable in your specific situation.

     Under proposed Treasury regulations, which have a proposed retroactive effective date that would apply to an investment in the ADSs, you may be subject to tax, even if you make a mark-to-market election, in connection with:

     o distributions made by any of ICICI's subsidiary passive foreign investment companies;

     o gain ICICI recognizes on the disposition of any of ICICI's subsidiary passive foreign investment companies;

     o gain ICICI is deemed to recognize on certain restructurings of its holdings of any of its subsidiary passive foreign investment companies; and

     o    future offerings by ICICI of equity shares or ADSs.

     You could be subject to tax in these circumstances even if you do not actually receive any cash in connection with these events. Please consult your tax advisor about the application of these proposed regulations to an investment in the ADSs.

     ICICI does not intend to comply with the requirements necessary for you to make another election (the qualified electing fund election), which is sometimes available to shareholders of a passive foreign investment company.

     For each year in which you hold the ADSs, you will be required to file an annual return on IRS Form 8621 that describes the distributions received from your ownership of ADSs and any gain realized on the sale or other disposition of ADSs you owned. Gain or loss from the disposition of ADSs will generally be US source income or loss.

                                USE OF PROCEEDS

     Pursuant to ICICI's Registration Statement on Form F-1 (File No. 333-10792), which was declared effective by the Securities and Exchange Commission on September 21, 1999, ICICI registered $315 million of its equity shares, par value Rs. 10 per share, each represented by 0.2 ADSs, and offered and sold 32,142,857 ADSs, each representing five equity shares, at the public offering price of US$ 9.80 per ADS or aggregating US$ 314,999,999. ICICI received net proceeds of US$ 302,400,000 from the sale of these ADSs, after deducting the underwriting discount and actual offering expenses of US$ 12,599,999. The joint global coordinators of this offering were Merrill Lynch (Singapore) Pte. Ltd. and Morgan Stanley & Co. International Limited.

     From September 21, 1999 to March 31, 2000, we had used net offering proceeds of US$ 210,524,046 for financing purposes. This use of proceeds was in line with the use of proceeds described in ICICI's Registration Statement.

                    PRESENTATION OF FINANCIAL INFORMATION

     ICICI has prepared its historical financial statements in accordance with Indian generally accepted accounting principles. Starting in fiscal 1999, we adopted US generally accepted accounting principles for the ICICI group and published in ICICI's annual shareholders' report US GAAP consolidated financial statements for the ICICI group and Indian GAAP unconsolidated financial statements for ICICI and its subsidiaries. We intend to continue to report the consolidated financial statements for the ICICI group in US GAAP and the unconsolidated financial statements for ICICI and its subsidiaries in Indian GAAP.

     The financial information in this annual report has been prepared in accordance with US GAAP, unless we have indicated otherwise. Our fiscal year ends on March 31 of each year so all references to a particular fiscal year are to the year ended March 31 of that year. In this annual report, all references to "consolidated financial statements" are to the consolidated financial statements of the ICICI group for fiscal years 1998, 1999 and 2000 and at year-end fiscal 1999 and 2000, including the notes to these financial statements, audited by KPMG Peat Marwick, India, independent accountants. The consolidated financial statements, including the notes to these financial statements, are set forth at the end of this annual report. The consolidated financial statements have been derived from the unconsolidated financial statements of all ICICI group companies prepared in accordance with Indian GAAP. Selected unconsolidated financial statements for ICICI for fiscal 1996, 1997, 1998, 1999 and 2000 are also set forth at the end of this annual report.

     As used in this annual report, all references to "minority interest" are primarily to the 39.7% equity interest in ICICI Securities not owned by ICICI in fiscal 1997 and 1998 (substantially all of which was bought back by ICICI in fiscal 1999) and the 25.8% equity interest in ICICI Bank sold by ICICI to the public in fiscal 1998.

     Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all. All translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 31, 2000. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2000 was Rs. 43.65 per US$ 1.00. The exchange rates used for convenience translations differ from the actual rates used in the preparation of our consolidated financial statements.

                            ADDITIONAL INFORMATION

Memorandum and Articles of Association

     Objects and Purposes

     Pursuant to ICICI's Memorandum of Association, the objectives of ICICI in general are to carry on the business of assisting industrial companies within the private sector of industry in India by:

     o assisting in the creation, expansion and modernization of such companies;

     o encouraging and promoting the participation of private capital, both internal and external, in such companies; and

     o encouraging and promoting private ownership of industrial investments and the expansion of investment markets.

     Further to the above general purposes, ICICI also offers a wide range of products and services to corporate and retail customers in India through a number of business operations, subsidiaries and affiliates.

     Directors' Powers

     Our directors' powers include the following:

     o Article 133 of the Articles of Association provides that no director of ICICI shall, as a director, take any part in the discussion of or vote on any contract or arrangement if such director is directly or indirectly concerned or interested.

     o    Directors have no powers to vote in absence of a quorum.

     o Article 76 of the Articles of Association provides that the directors may raise and secure the payment of amounts in a manner and upon such terms and conditions in all respects as they think fit and in particular by the issue of bonds, debenture stock, or any mortgage or charge or other security on the undertaking or the whole or any part of the property of ICICI (both present and future) including its uncalled capital.

     o There is no age limit requirement in the Articles of Association for the retirement of directors.

     Amendment to Rights of Holders of Equity Shares

     Any change to the existing rights of the equity holders can be made only by amending the Articles of Association which would require a special resolution of the shareholders, which must be passed by not less than three times the number of votes cast against the resolution.

     Change in Control Provisions

     Article 49 and Article 52 of the Articles of Association provide that the board of directors may at their discretion decline to register or acknowledge any transfer of shares in respect of shares upon which ICICI has a lien. Moreover, the board of directors may refuse to register the transfer of any shares if the total nominal value of the shares or other securities intended to be transferred by any person would, together with the total nominal value of any shares held in ICICI, exceed 1% of the paid up equity share capital of ICICI or if the board of directors is satisfied that as a result of such transfer, it would result in the change in the board of directors or change in the controlling interest of ICICI and that such change would be prejudicial to the interests of ICICI. However, under the Indian Companies Act, the enforceability of such transfer restrictions is unclear.

     Incorporation by Reference

     ICICI incorporates by reference the information disclosed under "Description of Equity Shares" in its Registration Statement on Form F-1 (File No. 333-10792).

           SELECTED FINANCIAL INFORMATION FOR ICICI UNDER INDIAN GAAP

     The selected unconsolidated financial and other data for fiscal 1996, 1997, 1998, 1999 and 2000 have been derived from ICICI's unconsolidated financial statements, prepared in accordance with Indian GAAP and not included in this document. ICICI's Indian GAAP unconsolidated financial statements have been audited by S. B. Billimoria and Company and N. M. Raiji and Company, Chartered Accountants.

                                                                   Year ended March 31,
                                ---------------------------------------------------------------------------------------
                                     1996            1997          1998           1999           2000         2000(1)
                                ---------------------------------------------------------------------------------------
Income:                                                            (in millions)
Income from loans and
  Debenture(2) ...............  Rs.  23,249      Rs. 35,263     Rs. 45,478     Rs. 56,999     Rs.  62,066    US$  1,422
Income from leasing(3) .......        3,081           4,660          6,632          7,141           7,991           183
Capital gains(4) .............          704           1,081            480            444           2,934            67
Dividend income ..............          503             868            654            612           2,105            48
Fees and commissions(5) ......          608           1,201          1,678          3,110           3,237            74
Income from securities(6) ....          677           1,324          1,969          4,438           5,716           131
                                ---------------------------------------------------------------------------------------
Income from operations .......       28,822          44,397         56,891         72,744          84,049         1,926
Other income(7) ..............          192             314            472            475             545            12
                                ---------------------------------------------------------------------------------------
Total income .................       29,014          44,711         57,363         73,219          84,594         1,938
                                =======================================================================================
Expenses:
Interest expense .............      (19,802)        (30,018)       (38,476)       (50,791)        (57,852)       (1,325)
Interest tax(8) ..............         (695)         (1,013)          (845)        (1,050)         (1,120)          (26)
Depreciation on leased assets        (1,542)         (2,082)        (2,856)        (3,548)         (3,669)          (84)
Depreciation on other assets .         (136)           (161)          (181)          (276)           (315)           (7)
Employee expenses ............         (340)           (501)          (549)          (634)           (709)          (16)
Establishment expenses .......         (437)           (719)        (1,028)        (1,334)         (1,951)          (45)
Other expenses(9) ............         (162)           (704)        (1,032)          (992)         (1,083)          (25)
                                ---------------------------------------------------------------------------------------
Expenses before provisions and
  write-offs..................      (23,114)        (35,198)       (44,967)       (58,625)        (66,699)       (1,528)
                                =======================================================================================
Provisions and write-offs(10):
Bad debts written off ........         (658)           (540)        (1,080)        (1,031)         (2,099)          (48)
Provision for doubtful debts .         (160)           (408)        (1,083)        (1,290)         (1,626)          (38)
General provision against sub-
  standard assets(11).........           --              --             --         (1,315)           (792)          (18)
Provision against standard
  assets(12) .................           --              --             --             --            (100)           (2)
                                ---------------------------------------------------------------------------------------
Provisions and write-offs ....         (818)           (948)        (2,163)        (3,636)         (4,617)         (106)
                                =======================================================================================
Profit:
Profit before tax ............        5,082           8,565         10,233         10,958          13,278           304
Provision for tax ............         (720)         (1,043)          (820)          (950)         (1,220)          (28)
Adjustment for changes in
  accounting policy relating
  to merger...................           --              --            (54)            --              --            --
                                ---------------------------------------------------------------------------------------
Profit after tax .............        4,362           7,522          9,359         10,008          12,058           276
Non-recurring gain(13) .......           --              --          1,450             --              --            --
                                ---------------------------------------------------------------------------------------
Profit after tax including
  non-recurring gain..........        4,362           7,522         10,809         10,008          12,058           276
Adjustment for changes in
  accounting policy(14).......          378             173             --            559             405             9
Taxation of earlier years ....           24             (22)            29            272              37             1
                                ---------------------------------------------------------------------------------------
Profit for the year ..........  Rs.   4,764     Rs.   7,673     Rs. 10,838     Rs. 10,839          12,500           286
                                =======================================================================================

(1) For your convenience, rupee amounts for fiscal 2000 have been translated into US dollars using the noon buying rate in effect on March 31, 2000 of Rs. 43.65 = US$ 1.00.
(2) Represents interest income, commitment charges and loan origination fees on rupee loans, debentures, foreign currency loans and installment sales businesses and hire purchase activity.
(3)  Represents the lease rentals.
(4) Represent the profit realized on the sale of equity investments net of provisions on account of permanent diminution.
(5) Includes fees and commissions from guarantees, underwriting and letters of credit activities, project appraisal and loan processing, custodial services and debenture trusteeship.
(6) Represents primarily amounts earned on cash balances. It also includes commitment charges and interest payments under the terms of the scheme of merger between ICICI and ITC Classic Finance in fiscal 1998, and between ICICI and Anagram Finance in fiscal 1999. For fiscal 1999, income from securities also includes profit of Rs. 449 million (US$ 11 million) on repurchase of foreign currency bonds issued earlier.
(7) Includes primarily rental income from premises leased to subsidiaries and interest on delayed refund of income tax.
(8) Indian law imposes a tax on interest income and the current tax rate is 2.05%. This tax is separate from corporate income tax.
(9) Includes primarily expenses on loan funds and revenue loss/(gain) on foreign currency loans, discount and expenses on loan funds written off, and technical service charges/management fees on assets given on lease.
(10) Prior to March 1994, there were no formal guidelines on provisioning norms for bad or doubtful debts of financial institutions in India. Doubtful debts were either charged off to revenue or a provision was created. Since financial year 1994, ICICI has followed the policy set forth by the Reserve Bank of India to provide for bad or doubtful debts. Write-off amounts is stated net of write-backs and appropriations from reserves.
(11) In fiscal 2000, general provisions aggregating Rs. 0.8 billion (US$ 18 million) for sub-standard assets were charged directly to the profit and loss account. In fiscal 1998, provisions for sub-standard assets were not charged to the profit and loss account but were appropriated from the special reserve.
(12) In fiscal 2000, general provisions aggregating 100 million (US$ 2 million) for standard assets were charged directly to the profit and loss account. In the previous fiscal year, provisions for standard assets were not charged to the profit and loss account but were appropriated from the Special Reserve.
(13) In fiscal 1998, ICICI realized a non-recurring gain of Rs. 1.5 billion (US$ 35 million) (net of tax of Rs. 130 million). In August 1997, because of a condition imposed by the Reserve Bank of India, ICICI divested 25.8% of its equity interest in ICICI Bank. This resulted in a gain of Rs. 916 million (US$ 22 million). In addition, gain on the sale of certain real estate aggregated Rs. 664 million (US$ 16 million).
(14) In fiscal 1996, as a result of a change in the accounting policy in respect of providing depreciation on leased assets, excess depreciation provided in respect of earlier years has been written back. In fiscal 1997, certain accounting policies of the former SCICI were revised in order to achieve uniformity with accounting policies of ICICI. In fiscal 1998, certain accounting policies of ITC Classic Finance have been revised in order to achieve uniformity with the accounting policies of ICICI. With effect from April 1, 1998 ICICI has capitalized interest on funds used for constructing new office premises with retrospective effect from the date of commencement of project payments. The interest capitalized assumes that the entire cost is met out of borrowed funds and is determined at the average annual interest cost for rupee borrowing, and aggregates Rs. 791 million up to March 31, 1999. Of this amount, interest of Rs. 559 million (US$13 million) (net of depreciation and income-tax, Rs. 100,000 and Rs. 57 million respectively) pertains to the period up to March 31, 1998. In fiscal 2000, ICICI has changed the method of providing for depreciation on fixed assets other than assets given on lease from the written down value method to the straight line method. ICICI has also capitalized software expenses as against the earlier policy of treating it as deferred revenue expenditure and amortizing it over the period(s) during which the benefits are expected to arise.

                                                                     At March 31,
                               ------------------------------------------------------------------------------------------
                                   1996            1997            1998            1999            2000           2000(1)
                               ------------------------------------------------------------------------------------------
                                                                     (in millions)
Assets:
Loans:
  Rupee loan ................. Rs. 109,038     Rs. 153,725     Rs. 205,316     Rs. 283,169     Rs. 328,964         7,536
  Foreign currency loans .....      43,162          79,059          92,054          88,558          89,905         2,060
    Provisions ...............      (2,925)         (3,590)         (6,219)         (8,553)       (10,722)         (246)
                               ------------------------------------------------------------------------------------------
Net loans ....................     149,275         229,194         291,151         363,174     Rs. 408,148         9,350
Investments:
  Equity .....................      16,042          18,808          19,865          20,733          19,864           455
  Debentures .................      18,569          31,964          48,934          56,922          74,845         1,715
  Others .....................       3,143           4,457           4,501           5,247          10,889           249
Total investments ............      37,754          55,229          73,300          82,902         105,598         2,419
Current assets(2) ............      30,313          47,551          60,493          96,847          91,707         2,101
Leased assets ................      11,886          23,947          26,756          31,076          36,090           827
Other fixed assets ...........       3,426           4,082           4,446           6,270           8,897           204
Other balances ...............         586           2,916           3,056           3,194           3,456            79
                               ------------------------------------------------------------------------------------------
Total assets ................. Rs. 233,240     Rs. 362,919     Rs. 459,202     Rs. 585,468         653,896        14,980
                               =========================================================================================
Liabilities:
Current liabilities .......... Rs.  14,985     Rs.  24,210     Rs.  31,662     Rs.  43,703          51,781         1,186
Borrowings:
  Rupee borrowings ...........     132,958         202,953         272,535         376,374         415,309         9,515
  Foreign currency loans .....      60,940          91,249         101,951         100,212          93,504         2,142
                               ------------------------------------------------------------------------------------------
Total borrowings. ............     193,898         294,202         374,486         476,586         508,813        11,657
Shareholders' funds:
  Equity capital(3) ..........       3,013           4,755           4,782           4,801           7,831           179
  Preference capital(4) ......         750             750           6,351          13,827          13,076           300
  Reserves and surplus .......      20,594          39,002          41,922          46,551          72,395         1,659
                               ------------------------------------------------------------------------------------------
Total shareholders' funds ....      24,357          44,507          53,054          65,179          93,302         2,138
                               ------------------------------------------------------------------------------------------
Total liabilities and
  shareholders' funds ........ Rs. 233,240     Rs. 362,919     Rs. 459,202     Rs. 585,468     Rs. 653,896    Rs. 14,980
                               =========================================================================================

---------
(1) For your convenience, rupee amounts for fiscal 2000 have been translated into US dollars using the noon buying rate in effect on March 31, 2000 of Rs. 43.65 = US$ 1.00.
(2) Includes principally cash and deposits with other banks and interest accrued but not yet due at period-end. Assets and liabilities in foreign currencies are translated into rupees at the period-end rates. The differences in exchange arising on such translation are held in various suspense accounts and included in current assets or current liabilities, as appropriate.
(3) Does not include equity capital of Rs. 345 million (US$ 8 million) issued on July 18, 1999 subsequent to conversion of outstanding convertible debt of Rs. 518 million (US$ 12 million). At March 31, 1998, equity capital included Rs. 24 million (US$ 564,706) which was at March 31, 1998 to be allotted to the equity shareholders of ITC Classic Finance, as a consequence of its merger with ICICI effective April 1, 1997. At March 31, 1999, equity capital included Rs. 17 million (US$ 400,000) which, at March 31, 1999, was to be allotted to the equity shareholders of Anagram Finance, as a consequence of its merger with ICICI effective April 1, 1998.
(4) At March 31, 1998, preference capital included an amount of Rs. 3.5 billion (US$ 82 million) received as advance against issue of preference shares to ITC Classic Finance group companies. At March 31, 1999, preference share capital included Rs. 338 million (US$ 8 million) which, at March 31, 1999 was to be allotted to the preference shareholders of Anagram Finance, consequent to its merger with ICICI effective April 1, 1998.

            SIGNIFICANT DIFFERENCES BETWEEN INDIAN GAAP AND US GAAP

     Indian GAAP differs in several respects from US GAAP. A summary of the significant differences between Indian GAAP and US GAAP is presented below:

-----------------------------------------------------------------------------------------------------------------------------------
        Subject                                   Indian GAAP                                              US GAAP
-----------------------------------------------------------------------------------------------------------------------------------
Statement of cash flows ......Statement is required for companies listed on the      Statement is required.
                              stock exchanges and is recommended for other
                              companies.

Statement of changes in
  stockholders' equity .......Statement is not required.                             Statement is required.

Consolidation ................The practice of consolidation is not followed.         When a company controls more than 50.0% of the
                                                                                     voting securities of another company, the
                                                                                     investee company is known as a subsidiary and
                                                                                     is generally considered to be a part of the
                                                                                     controlling company (parent). In these
                                                                                     circumstances, the financial statements of
                                                                                     the investee are generally required to be
                                                                                     consolidated with the financial statements of
                                                                                     its parent in which all material transactions
                                                                                     between them are eliminated.

Equity method ................Equity accounting is not recognized as an              When a company controls 20.0% to 50.0% of the
                              acceptable method of accounting.                       investee's voting securities or has a
                                                                                     subsidiary that is not consolidated, the
                                                                                     investment is generally stated at the
                                                                                     underlying net asset value, with the equity
                                                                                     in the investee's earnings or loss included
                                                                                     in the investor's income statement for the
                                                                                     current period (equity accounting).

Business combination .........The conditions for applying the purchase               Business combinations are accounted for
                              method are different and business                      either under the purchase method or the
                              combinations are generally accounted as per            pooling method.
                              the pooling of interest method.




-----------------------------------------------------------------------------------------------------------------------------------
        Subject                                   Indian GAAP                                              US GAAP
-----------------------------------------------------------------------------------------------------------------------------------
Allowance for credit
  losses .....................Allowance for credit losses are based on               Loans are identified as non-performing and
                              defaults expected both on principal and                placed on non- accrual basis, where
                              interest. The allowance does not consider              management estimates that payment of interest
                              present value of future inflows.                       or principal is doubtful of collection.
                                                                                     Non-performing loans are reported after
                                                                                     considering the impact of impairment. The
                                                                                     impairment is measured by comparing the
                                                                                     carrying amount of the loan to the present
                                                                                     value of expected future cash-flows or the
                                                                                     fair value of the collateral (discounted at
                                                                                     the loans' effective rate).

Loan origination
  fees/costs .................Loan origination fees and costs are taken to           Loan origination fees (net of loan
                              the income statement in the year                       origination costs) are deferred and
                              accrued/incurred.                                      recognized as an adjustment to yield over the
                                                                                     life of the loan.

Interest capitalization ......Capitalization of interest is optional.                Interest cost incurred for funding an asset
                                                                                     during its construction period is required to
                                                                                     be capitalized based on the average
                                                                                     outstanding investment in the asset and the
                                                                                     average cost of funds. The capitalized
                                                                                     interest cost is included in the cost of the
                                                                                     relevant asset and is depreciated over the
                                                                                     useful life of the asset.


Redeemable preference
   shares ....................Redeemable preference shares are a component           Redeemable preference shares do not form a
                              of shareholders' equity, and preference                part of the shareholders' equity and
                              dividend is reported as an appropriation of            dividends on such shares are charged to the
                              income.                                                income statement.




-----------------------------------------------------------------------------------------------------------------------------------
        Subject                                   Indian GAAP                                              US GAAP
-----------------------------------------------------------------------------------------------------------------------------------
Investment in debt and
   equity securities .........Securities are classified as current or                Securities are classified as trading, held to
                              permanent. Current securities are valued at            maturity or available for sale based on the
                              the lower of cost or market value with any             acquisition date. While trading and available
                              unrealized loss charged to the income                  for sale securities are valued at fair value,
                              statement. Unrealized gains are not recorded.          held to maturity securities are valued at
                              Permanent investments are valued at cost,              cost, adjusted for amortization of premiums
                              adjusted for permanent diminution.                     and accretion of discount. The unrealized
                                                                                     gains and losses on trading securities are
                                                                                     taken to the income statement, while those on
                                                                                     available for sale securities are reported as
                                                                                     a separate component of stockholders' equity,
                                                                                     net of applicable taxes.

Revaluation of property,
  plant and equipment ........Revaluation of property, plant and equipment           Revaluation of property, plant and equipment
                              is permitted.                                          is not permitted except in certain cases.


Accounting for finance
  leases .....................Assets under finance leases are not required           Assets under finance leases should be
                              to be capitalized by lessees but, instead,             capitalized and depreciated by lessees, with
                              are capitalized and depreciated by lessors at          the corresponding recognition of the lease
                              statutory rates. The difference between the            obligation. Lease rentals are recognized as
                              depreciation charge and annual lease charge            payments of the lease obligation and interest
                              is adjusted in the income statement through a          thereon. Lessors should recognize the minimum
                              lease equalization account.                            lease payments less unearned income, i.e.,
                                                                                     the net investment in the lease, as an asset
                              Lessees recognize lease rental payments as             and the interest component of the lease
                              expenses as they are incurred.                         rental as income.




-----------------------------------------------------------------------------------------------------------------------------------
        Subject                                   Indian GAAP                                              US GAAP
-----------------------------------------------------------------------------------------------------------------------------------
Sale of securities under
  repurchase agreements ......Recorded as sales and removed from balance             Sales proceeds are recorded as borrowings in
                              sheet of seller.                                       the balance sheet of seller/borrower.
                                                                                     Securities continue to be reflected as assets
                                                                                     in the balance sheet of seller/borrower.

Income taxes .................The amount of tax that is currently payable            Income taxes are provided against current
                              is recorded.                                           period income as reflected in the financial
                                                                                     statements, even though all or some of such
                                                                                     income will not be reported for tax purposes
                                                                                     in the current period and taxes will not be
                                                                                     payable currently. This means that, even
                                                                                     though a certain amount of the current period
                                                                                     accounting income is currently not taxable,
                                                                                     income tax must be provided in the financial
                                                                                     statements against both income on which taxes
                                                                                     are currently payable and income on which the
                                                                                     tax liability is deferred regardless of the
                                                                                     length of that deferral, subject to valuation
                                                                                     allowances for deferred tax assets.

Share issue expenses .........Share issue expenses are generally deferred            Direct costs to sell shares are treated as a
                              and amortized over a period of three to five           reduction of the issue proceeds; indirect
                              years. They may also be written off against            costs are expensed as incurred.
                              share premium account.

Debt issue costs .............Debt issue expenses may be written off                 Debt issue costs are deferred and amortized
                              against the share premium account or                   over the life of the debt using the 'interest
                              accounted as deferred revenue expenses and             method'.
                              amortized.

Extraordinary items ..........Extraordinary items are disclosed separately           Extraordinary items are disclosed separately
                              in the statement of profit and loss.                   in the statement of profit and loss net of
                                                                                     applicable tax effects.




-----------------------------------------------------------------------------------------------------------------------------------
        Subject                                   Indian GAAP                                              US GAAP
-----------------------------------------------------------------------------------------------------------------------------------
Prior period items ...........Prior period items are disclosed separately            Prior period items, less related tax effects,
                              in the current statement of profit and loss.           are excluded from the current statements of
                                                                                     profit and loss and reflected as adjustments
                                                                                     to the opening balance of retained earnings.

Related party
  transactions ...............Requirements to report related party                   Financial statements are generally required
                              transactions in the financial Statements are           to include full disclosures of all material
                              limited to reporting (a) accounts receivable           related party transactions and balances,
                              and loans given to management, or to                   other than compensation arrangements, expense
                              enterprises in which management is interested          allowances, and other similar items in the
                              or which are under the same management; and            ordinary course of business.
                              (b) loans taken from management. Disclosure
                              is also required of guarantees given by or
                              for management and of remuneration to
                              management.

Segmental information ........Segmental information is not required.                 Information regarding total revenues,
                                                                                     operating costs, gross profit, assets and
                                                                                     liabilities for each operating segment is
                                                                                     required to be disclosed.


                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                For ICICI LIMITED

                                By    :  /s/Jyotin Mehta
                                         ------------------
                                Name  :  Mr. Jyotin Mehta
                                Title :  Joint General Manager and
                                         Company Secretary.

Place  :  Mumbai
Date   :  September 26, 2000

                                  EXHIBIT INDEX

Exhibit No.           Description of Document
-----------           -----------------------

1.1 ICICI Articles of Association, as amended (incorporated by reference from ICICI's Registration Statement on Form F-1 (File No. 333-10792) filed on September 10, 1999).

1.2 ICICI Memorandum of Association, as amended (incorporated by reference from ICICI's Registration Statement on Form F-1 (File No. 333-10792) filed on September 10, 1999).

2.1 Deposit Agreement among ICICI, Bankers Trust Company and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated by reference from ICICI's Registration Statement on Form F-1 (File No. 333-10792) filed on September 10, 1999).

2.2 ICICI's Specimen Certificate for Equity Shares (incorporated by reference from ICICI's Registration Statement on Form F-1 (File No. 333-10792) filed on September 10, 1999).

4.1       ICICI's Employee Stock Option Plan.

4.2       ICICI Bank's Employee Stock Option Plan.

8.1 List of Subsidiaries (included under "Business--Subsidiaries and Affiliates herein).

                     INDEX TO US GAAP FINANCIAL STATEMENTS

                                                                            Page

Report of the Independent Auditors on the Consolidated Financial Statements..F-2

Consolidated Balance Sheets..................................................F-3

Consolidated Statements of Income............................................F-4

Consolidated Statements of Changes in Stockholders' Equity...................F-5

Consolidated Statements of Cash Flows........................................F-6

Statement of Accounting Policies.............................................F-8

Notes to the Consolidated Financial Statements..............................F-14

                          INDEPENDENT AUDITORS' REPORT

To the board of directors and stockholders of ICICI Limited

         We have audited the accompanying consolidated balance sheets of ICICI Limited and its subsidiaries at March 31, 1999 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICICI Limited and its subsidiaries at March 31, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

         As discussed in Note 13 to the consolidated financial statements, effective April 1, 1999, the Company changed its method of accounting for depreciation of property and equipment.

         The United States dollar amounts are presented in the accompanying financial statements solely for the convenience of the readers and are arithmetically correct on the basis described in Note 1.5.


                                                        KPMG

Mumbai, India
April 28, 2000

                                       ICICI LIMITED

                            US GAAP CONSOLIDATED BALANCE SHEETS
                                 at March 31, 1999 and 2000

                                                               At March 31,
                                                 --------------------------------------
                                                     1999          2000         2000(1)
                                                 ------------ -----------   -----------
                                                             (in millions)

Assets

Cash and cash equivalents........................Rs.  62,123  Rs.  71,097   US$   1,629
Trading account assets...........................     35,926       57,396         1,315
Securities:
 - Available for sale............................     15,040       18,226           418
 - Held to maturity..............................          1          645            15
Investment in affiliate..........................        244          264             6
Loans, net.......................................    476,352      562,420        12,885
Acceptances......................................      8,773       12,333           283
Property and equipment...........................      7,950       11,775           270
Other assets.....................................     46,936       46,528         1,066
                                                 -----------  -----------   -----------
Total assets.....................................    653,345      780,684        17,885
                                                 -----------  -----------   -----------
Liabilities

Interest bearing deposits........................     56,418       82,827         1,898
Non-interest bearing deposits....................      4,187       13,855           317
                                                 -----------  -----------   -----------
Total deposits...................................     60,605       96,682         2,215
Trading account liabilities......................     14,791       20,684           474
Short-term borrowings............................     35,794       66,308         1,519
Acceptances......................................      8,773       12,333           283
Long-term debt...................................    438,440      439,162        10,061
Other liabilities................................     36,795       48,471         1,110
Taxes and dividends payable......................      9,966       11,631           266
Redeemable preferred stock.......................     10,897       10,207           234
                                                 -----------  -----------   -----------
Total liabilities................................    616,061      705,478        16,162
                                                 -----------  -----------   -----------
Minority interest................................        773        4,298            98
Stockholders' equity
Common stock.....................................      4,801        7,832           179
Additional paid-in capital.......................     14,772       37,347           856
Deferred stock compensation......................         --          (70)           (2)
Retained earnings................................     22,189       28,338           649
Accumulated other comprehensive income...........     (5,251)      (2,539)          (58)
                                                 -----------  -----------   -----------
Total stockholders' equity.......................     36,511       70,908         1,624
                                                 -----------  -----------   -----------
Total liabilities and stockholders' equity.......Rs. 653,345  Rs. 780,684   US$  17,885
                                                 ===========  ===========   ===========

--------------------
(1) Exchange Rate: Rs. 43.65 = US$ 1.00 at March, 2000.



                                                ICICI LIMITED

                                   US GAAP CONSOLIDATED STATEMENT OF INCOME
                              for the years ended March 31, 1998, 1999 and 2000

                                                                                   Year ended March 31,
                                                                   --------------------------------------------------
                                                                     1998         1999          2000       2000(1)
                                                                   ----------   -----------   ----------   ----------
                                                                         (in millions, except per share data)
Interest revenue

Loans, including fees.......................................       Rs. 50,813   Rs.  63,315   Rs. 69,831   US$  1,600
Securities, including dividends.............................              735           921        1,890           43
Trading account assets, including dividends.................            1,779         4,862        7,540          173
Other.......................................................            1,613         1,992        1,566           36
                                                                   ----------   -----------   ----------   ----------
Total interest revenue......................................           54,940        71,090       80,827        1,852
                                                                   ----------   -----------   ----------   ----------
Interest expense

Long-term debt..............................................           38,181        48,975       53,531        1,226
Deposits....................................................            1,508         3,682        5,665          130
Short-term borrowings.......................................            2,365         4,607        6,763          155
Trading account liabilities.................................              341           644        1,418           33
Other.......................................................               36            75           16           --
                                                                   ----------   -----------   ----------   ----------
Total interest expense......................................           42,431        57,983       67,393        1,544
                                                                   ----------   -----------   ----------   ----------
Net interest revenue........................................           12,509        13,107       13,434          308
Provision for credit losses.................................            4,768         6,067        6,363          146
                                                                   ----------   -----------   ----------   ----------
Net interest revenue after provision for credit losses......            7,741         7,040        7,071          162
Non-interest revenue, net
Fees, commission and brokerage..............................            2,156         3,464        4,263           98
Trading account revenue.....................................              673           476        2,029           46
Securities transactions.....................................              (69)          275        2,363           54
Gain on sale of subsidiary's stock                                        920            --           --           --
Foreign exchange transactions...............................              265           829          428           10
Gain on sale of property and equipment......................              532            --          212            5
Other.......................................................              848           335          392            9

                                                                   ----------   -----------   ----------   ----------
Net revenue.................................................           13,066        12,419       16,758          384
                                                                   ----------   -----------   ----------   ----------
Non-interest expense

Employee costs..............................................              828           943        1,618           37
General and administrative expenses.........................            1,858         2,665        3,497           80
Amortization of goodwill....................................               --           187          187            4
                                                                   ----------   -----------   ----------   ----------
Total non-interest expense..................................            2,686         3,795        5,302          121
                                                                   ----------   -----------   ----------   ----------
Income before share of equity in earnings of affiliate and
   minority interest........................................           10,380         8,624       11,456          262
Equity in earnings of affiliate.............................               (9)          (34)          20           --
Minority interest...........................................             (135)         (170)        (361)          (8)
                                                                   ----------   -----------   ----------   ----------
Income  before taxes........................................           10,236         8,420       11,115          255
Income tax expense..........................................            1,446         1,194        2,033           47
                                                                   ----------   -----------   ----------   ----------
Net income before extraordinary items and effect of change in
   accounting principle.....................................            8,790         7,226        9,082          208
Extraordinary gain, net of tax..............................               --           292           --           --
Cumulative effect of change in accounting principle,
    net of tax .............................................               --            --          249            6
                                                                   ----------   -----------   ----------   ----------
Net income..................................................       Rs.  8,790   Rs.   7,518   Rs.  9,331   US$    214
                                                                   ==========   ===========   ==========   ==========
Earnings per share:
-  Basic....................................................       Rs.  18.39   Rs.   15.66   Rs.  14.45   US$   0.33
-  Diluted..................................................            15.74         13.52        13.77         0.32

----------------
(1)  Exchange Rate: Rs. 43.65 = US$ 1.00 at March, 2000.

                                                      ICICI LIMITED

                           US GAAP CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                   for the years ended March 31, 1998, 1999 and 2000

                                                                                        Accumulated
                                                                                            Other                  Total
                                  Equity Shares     Additional   Deferred    Compre-       Compre-                 Stock-
                                 No. of              Paid-In       Stock     hensivee      hensive     Retained   holders'
                                 Shares    Amount    Capital   Compensation   Income       Income      Earnings    Equity
                               ---------- --------  ---------- ------------  ---------- -----------   ----------  ---------
                                                               (in millions)

Balance at March 31, 1997.... 475,987,246 Rs.4,755  Rs.14,509  Rs.      --               Rs.(4,218)    Rs.11,741  Rs.26,787
----------------------------- ----------- --------- ---------- ------------  ----------   --------     ---------  ---------
Common stock issued..........   2,458,606       26        137           --           --         --            --        163
Comprehensive income
  Net income.................          --       --         --           --   Rs.  8,790         --         8,790      8,790
  Unrealized gain/(loss) on
                                                                             ----------
  Comprehensive income.......          --       --         --           --   Rs.  8,856         --            --         --
                                                                             ==========
Dividend declared on common
  stock......................          --       --         --           --           --         --        (2,930)    (2,930)
Balance at March 31, 1998.... 478,445,852    4,781     14,646           --                  (4,152)       17,601     32,876
----------------------------- ----------- --------- ---------- ------------- ---------- ----------    ---------- ----------
Common stock issued..........   1,657,861       20        126           --           --         --            --        146
Comprehensive income
  Net income.................          --       --         --           --   Rs.  7,518         --         7,518      7,518
  Unrealized gain/(loss) on
     securities, net.........          --       --        --            --       (1,099)    (1,099)           --     (1,099)
                                                                             ----------
  Comprehensive income                 --       --         --           --   Rs.  6,419         --            --         --
                                                                             ==========
Dividend declared on common
  stock......................          --       --         --           --           --         --        (2,930)    (2,930)
Balance at March 31, 1999.... 480,103,713    4,801     14,772           --                  (5,251)       22,189     36,511
----------------------------- ----------- --------- ---------- ------------  ---------- ----------    ---------- ----------
Common stock issued.......... 305,208,635    3,031     18,364           --           --         --            --     21,395
Compensation related to                --       --         97          (97)          --         --            --         --
Amortization of compensation           --       --         --           27           --         --            --         27
Increase in carrying value on          --       --      4,114           --           --         --            --      4,114
Comprehensive income

  Net income................           --       --         --           --   Rs.  9,331         --         9,331      9,331
  Unrealized gain/(loss) on
    securities, net.........           --       --         --           --        2,712      2,712            --      2,712
                                                                             ----------
  Comprehensive income.......          --       --         --           --   Rs. 12,043         --            --         --
                                                                             ==========
Dividend declared on common            --       --         --           --           --         --        (3,182)    (3,182)
  stock......................
Balance at March 31, 2000.... 785,312,348    7,832     37,347          (70)                 (2,539)       28,338     70,908
----------------------------- ----------- --------- ---------- ------------- ---------- ----------    ---------- ----------
Balance at March 31, 2000

  (US$)......................                  179        856           (2)                    (58)          649      1,624
----------------------------- ----------- --------- ---------- ------------- ---------- ----------    ---------- ----------


                                                   ICICI LIMITED

                                   US GAAP CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 for the years ended March 31, 1998, 1999 and 2000

                                                                               Year ended March 31,
                                                           ----------------------------------------------------------
                                                               1998            1999           2000          2000(1)
                                                           -------------   -------------   -----------    -----------
                                                                                (in millions)

Cash flows from operating activities

Net income.........................................        Rs.     8,790   Rs.     7,518   Rs.   9,331    US$     214
Adjustments to reconcile net income to net cash
from operating activities:
Non-cash items
Provision for credit losses........................                4,768           6,067         6,363            146
Depreciation and amortization......................                   43             186           616             14
Deferral of discount and expenses on loan fund.....                  628             820           838             19
Deferred tax charge/(benefit)......................                  162              69          (103)            (2)
Revaluation loss on foreign currency balances......                  271              54            22              1
Other than temporary' diminution in the value of
Undistributed equity in earnings of affiliate......                    9              34           (20)            --
Minority interest..................................                  135             170           361              8
Net gain on sale of property and equipment.........                 (532)             --          (212)            (5)
Net gain on sale of securities available for sale..               (1,255)         (1,676)       (2,371)           (54)
Gain on sale of subsidiary's stock.................                 (920)             --            --             --
Change in accounting principle.....................                   --              --          (249)            (6)
Change in assets and liabilities
Other assets.......................................               (2,905)         (6,408)       (3,317)           (76)
Other liabilities..................................                2,982          11,536        10,262            235
Taxes payable......................................                  479          (2,194)        1,773             41
Trading account assets.............................               (7,075)        (24,202)      (21,470)          (492)
Trading account liabilities........................                  273           5,954         5,892            135
                                                           -------------   -------------   -----------    -----------
Net cash provided by /(used in)
  operating activities.............................                7,177           (841)         9,160            210
                                                           =============   =============   ===========    ===========
Cash flows from investing activities

Securities-Available for sale
Purchases..........................................               (2,722)         (3,139)      (20,406)          (467)
Proceeds from sales................................                3,421           4,831        20,862            478
Securities-Held to maturity
Purchases..........................................                   --              --          (644)           (15)
Maturities.........................................                   19              --            --             --
Proceeds from sale of subsidiary's stock...........                1,676              --            --             --
Net increase in loans..............................              (90,611)       (105,235)      (92,431)        (2,118)
Capital expenditure on property and equipment......               (2,666)         (3,600)       (4,320)           (99)
Proceeds from sale of property and equipment.......                1,091             115           276              6
                                                         --------------- --------------- ------------- --------------
Net cash used in investing activities..............              (89,792)       (107,028)      (96,663)        (2,215)
                                                         =============== =============== ============= ==============
-------------
(1)......Exchange rate: Rs. 43.65 = US$ 1.00 at March, 2000


                                                      ICICI LIMITED

                                US GAAP CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
                                    for the years ended March 31, 1998, 1999 and 2000

                                                                                 Year ended March 31,
                                                               --------------------------------------------------------
                                                                   1998          1999           2000         2000(1)
                                                               ------------  -------------   ------------ -------------

                                                                                    (in millions)

Cash flows from financing activities

Net increase in deposits.................................      Rs.   18,555   Rs.   31,310   Rs.   36,077   US$     827
Proceeds from short-term borrowings, net.................             3,210         12,325         30,514           699
Proceeds from issuance of long-term debt.................           111,841        144,654         53,524         1,226
Maturity and redemption of long-term debt................           (37,900)       (58,533)       (47,909)       (1,098)
Proceeds from issuance of redeemable preferred stock.....             2,616          7,690             --            --
Redemption of redeemable preferred stock.................                --           (160)          (750)          (17)
Proceeds from issuance of common stock...................               163            146         20,865           478
Proceeds from issuance of common stock by subsidiary.....                --             --          7,338           166
Purchase of minority interest in subsidiary..............                --           (844)             --           --
Payment of dividend......................................            (2,248)        (3,171)        (3,182)          (73)
                                                               ------------   ------------   ------------   -----------
Net cash provided by financing activities................      Rs.   96,237   Rs.  133,417   Rs.   96,477   Rs.   2,210
                                                               ============   ============   ============   ===========
Net increase in cash and cash equivalents................            13,622         25,548          8,974           206
Cash and cash equivalents at the beginning of the year...            22,953         36,575         62,123         1,423
                                                               ------------   ------------   ------------   -----------
Cash and cash equivalents at the end of the year.........      Rs.   36,575   Rs.   62,123   Rs.   71,097   US$   1,629
                                                               ============   ============   ============   ===========

-------------------
(1) Exchange Rate: Rs. 43.65 = US$ 1.00 at March, 2000.


Supplementary schedule of non-cash investing and financing activities

              Business combinations

         ICICI Limited purchased the entire capital stock of Anagram Finance Limited (Anagram) for Rs. 167 million with effect from April 1, 1998. Similarly ICICI Limited purchased the entire capital stock of ITC Classic Finance Limited (ITCCFL) for Rs. 167 million with effect from April 1, 1997. In conjunction with these acquisitions, liabilities were assumed as set out below:

                                                     ITCCFL        Anagram
                                                 ----------------------------
                                                      Year ended March 31,
                                                 ----------------------------
                                                      1998          1999
                                                 -------------- -------------
                                                         (in millions)

Fair value of assets acquired..................  Rs.    14,044   Rs.    9,631
Fair value of liabilities assumed..............         13,867        (10,398)
                                                 -------------   ------------
Excess/(deficit) of fair value of assets
  over fair value of liabilities...............            177           (767)
Common stock issued as consideration...........            167            167
                                                 -------------   ------------
Goodwill/(Negative goodwill)...................  Rs.       (10)  Rs.      934
                                                 ==============  ============

         The goodwill is being amortized over a period of five years. The negative goodwill has been adjusted against the values assigned to non-current, non-monetary assets on a proportionate basis.

              Conversion of convertible instruments to common stock

         During the year ended March 31, 2000, convertible debt instruments aggregating Rs. 530 million were converted to 34.6 million equity shares in accordance with the original terms of the instruments.

                                 ICICI LIMITED

                    US GAAP STATEMENT OF ACCOUNTING POLICIES

1         Significant accounting policies

1.1       Overview

1.1.1 ICICI Limited incorporated in Mumbai, India is a financial institution that along with its subsidiaries (collectively, ICICI or the Company), provides a variety of banking and financial services including project finance, corporate finance, investment banking and retail lending.

1.2       Principles of consolidation

1.2.1 The consolidated financial statements include the accounts of ICICI Limited and all of its subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation. 20% to 50% owned affiliates are accounted for under the equity method and the pro rata share of their income/loss is included in the statement of income, except where ICICI is unable to exercise significant influence over the operating and financial policies of the investee.

1.3       Basis of preparation

1.3.1 The accounting and reporting policies of ICICI used in the preparation of these consolidated financial statements reflect industry practices and conform to generally accepted accounting principles in the United States.

1.4       Use of estimates

1.4.1 The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported income and expense for the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates.

1.5       Functional currency and convenience translation

1.5.1 The accompanying financial statements have been prepared in Indian rupees (Rs.), the national currency of India. Solely for the convenience of the readers, the financial statements at and for the year ended March 31, 2000, have been translated into United States dollars at the noon buying rate in New York City on March 31, 2000, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve of New York of US$ 1 = Rs.43.65. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other certain rate on March 31, 2000, or at any other certain date.

                                 ICICI LIMITED

1.6       Revenue recognition

1.6.1 Interest income is accounted on an accrual basis except in respect of impaired loans, where it is recognized on a cash basis. Income from leasing and hire-purchase operations is accrued in a manner to provide a fixed rate of return on outstanding investments.

1.6.2 Fees from non-fund based activities such as issue management, loan syndication and financial advisory services are accrued based on the stage of completion of the underlying transactions. Fees for guarantees and letters of credit are amortized over the contracted period of the commitment.

1.7       Cash and cash equivalents

1.7.1 ICICI considers all highly liquid investments, which are readily convertible into cash and have contractual maturities of three months or less from the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

1.8       Securities and trading account activities

1.8.1 In accordance with Statement of Accounting Standards (SFAS) No.115, Accounting for Certain Investments in Debt and Equity Securities, the Company classifies its debt and equity securities in one of the three categories: trading, held to maturity or available for sale, at the time of purchase and re-evaluates such classifications at each balance sheet date. Debt securities that are expected to be held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. Marketable equity securities and debt securities available for sale are carried at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity, net of applicable income taxes. Equity securities, which are traded on a securities exchange within six months of the balance sheet date are considered as publicly traded. The last quoted price of such securities is taken as their fair value. Unquoted equity securities are valued at cost, less provision for 'other than temporary' diminution.

1.8.2 Any 'other than temporary' diminution in the value of securities that are expected to be held to maturity or that are available for sale is charged to the statement of income. 'Other than temporary' diminution is identified based on management's evaluation.

1.8.3 Realized gains and losses on sale of securities are included in earnings on a weighted average cost basis.

1.8.4 Securities acquired through conversion of loans in a troubled debt restructuring are initially recorded at the fair value on the date of conversion.

1.8.5 Trading account assets include securities held for the purpose of sale in the short term. These securities are valued at fair value, with the unrealized gain/loss being taken to trading account revenue. Trading account activities also include foreign exchange products. Foreign exchange trading positions are valued at prevailing market rates and the resulting gains/losses are included in foreign exchange revenue.

                                 ICICI LIMITED

1.9       Loans

1.9.1 Loans are reported at the principal amount outstanding, inclusive of interest accrued and due per the contractual terms. Loan origination fees (net of loan origination costs) are deferred and recognized as an adjustment to yield over the life of the loan. Interest is accrued on the unpaid principal balance and is included in interest income.

1.9.2 Loans are identified as impaired and placed on a non-accrual basis, when it is determined that payment of interest or principal is doubtful of collection or that interest or principal is past-due beyond two payment periods (each payment period being 90 days). Such loans are classified as non-performing. Any interest accrued and not received on impaired loans is reversed and charged against current earnings, and interest is thereafter included in earnings only to the extent actually received in cash. Non-performing loans are returned to an accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a sustained period of repayment performance in accordance with the contractual terms.

1.9.3 Non-performing loans are reported after considering the impact of non-performance. The non-performance is measured by comparing the carrying amount of the loan with the present value of the expected future cash flows/fair value of the collateral, discounted at the effective rate of the loan.

1.9.4 Loans include aggregate rentals on lease financing transactions and residual values, net of related unearned income. Lease financing transactions substantially represent direct financing leases. Loans also include the aggregate value of purchased securitized receivables, net of unearned income. Loans further include credit substitutes, such as privately placed debt instruments, which are not readily marketable.

1.10      Aggregate allowance for credit losses

1.10.1 ICICI evaluates its entire credit portfolio on a periodic basis and grades its accounts considering both qualitative and quantitative criteria. This evaluation includes an account by account analysis of the loan portfolio, and an allowance is made for any probable loss on each account. In evaluating its credit losses, management has estimated recovery of such loans at various stages of time to recovery and discounted these using the effective interest rate of the loans. In estimating recovery, ICICI considers its past credit loss experience and such other factors, which in its judgement, deserve current recognition in estimating probable credit losses. It is possible that actual recoveries may differ from those estimated and consequently actual loss could differ from the estimate. The aggregate allowance for credit losses is increased by amounts charged to the provision for credit losses, net of releases of provisions as a result of cash collections.

1.11      Property and equipment

1.11.1 Property and equipment are stated at cost, less accumulated depreciation. The cost of additions, capital improvements and interest during the construction period are capitalized, while maintenance and repairs are charged to expenses when incurred. Property and equipment to be disposed of are reported at the lower of carrying amount or fair value, less cost to sell.

1.11.2 Depreciation is provided over the estimated useful lives of the assets.

                                 ICICI LIMITED

1.11.3 The cost and accumulated depreciation for property and equipment sold, retired or otherwise disposed of are relieved from the accounts, and the resulting gains/losses are reflected in the statement of income.

1.11.4 Property under construction and advances paid towards acquisition of property and equipment are disclosed as construction in progress.

1.12      Interest capitalization

1.12.1 The interest costs incurred for funding an asset during its construction period are capitalized based on the average outstanding investment in the asset and the average cost of funds. The capitalized interest cost is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

1.13      Issue of shares by subsidiary/affiliate

1.13.1 An issuance of shares by a subsidiary/affiliate to third parties reduces the proportionate ownership interest of the Company in the investee. A change in the carrying value of the investment in a subsidiary/affiliate due to such direct sale of unissued shares by the investee is accounted for as a capital transaction, and is recognized in stockholders' equity when the transaction occurs.

1.14      Income taxes

1.14.1 Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of change. Deferred tax assets are recognized subject to management's judgement that realization is more likely than not.

1.15      Retirement benefits

1.15.1 Contributions to defined contribution plans are charged to income in the period in which they accrue.

1.15.2 Current service costs for defined benefit plans are accrued in the period to which they relate. Prior service costs, if any, resulting from amendments to the plans are recognized and amortized over the remaining period of service of the employees.

1.16      Foreign currency transactions

1.16.1 Revenues and expenses in foreign currency are accounted at the exchange rate on the date of the transaction. Foreign currency balances at year-end are translated at the year-end exchange rates and the revaluation gains/losses are adjusted through the statement of income.

                                 ICICI LIMITED

1.16.2 Speculative forward exchange contracts are revalued at year-end based on forward exchange rates for residual maturities and the contractual rates, and the revaluation gain/loss is recognized in the statement of income. Forward exchange contracts that are accounted for as hedges of foreign currency exposures, are revalued based on year-end spot rates and the spot rates at the inception of the contract. The revaluation gain/loss is recognized in the statement of income. Premium or discount on such forward exchange contracts is recognized over the life of the contract.

1.17      Derivative instruments

1.17.1 ICICI enters into derivative contracts such as interest rate swaps and currency swaps, for hedging its on-balance sheet asset and liability balances. Through derivative instruments, ICICI hedges its interest rate risk and foreign exchange risk.

1.17.2 The swap contracts entered into are structured such that they bear an opposite and off-setting impact with the on-balance sheet items they hedge. No fair value accounting of the swap contracts has been carried out as the balance sheet exposure of such contracts (representing the change in the market value of the contracts over the carrying value) exactly offsets the change in the fair value of the on-balance sheet item. The swap differentials have been accounted for on an accrual basis pursuant to the principles of hedge accounting.

1.17.3 Additionally, ICICI enters into interest rate swaps and currency swaps for trading purposes. Such contracts are designated as 'traded contracts' and have been accounted at their fair value.

1.18      Extinguishment of debt

1.18.1 ICICI accounts for reacquisition of its outstanding debt securities as an extinguishment of debt when it pays the creditors and is relieved of its obligations for the liability. The difference between the reacquisition price and the net carrying amount of the extinguished debt is recognized in the statement of income in the period of extinguishment. Such gains and losses from extinguishment of debt are aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.

1.19      Dividends

1.19.1 Dividends on common stock and the related dividend tax are recognized on approval by the board of directors.

1.20      Direct costs on issue of common stock

1.20.1 Direct costs on issuance of common stock are charged against the gross proceeds from the issue.

1.21      Stock-based compensation

1.21.1 The Company uses the intrinsic value based method of Accounting Principle Board (APB) Opinion No.25 to account for its employee stock-based compensation plans. The Company has therefore adopted the pro forma disclosure provision of SFAS No.123, Accounting for Stock-Based Compensation.

                                 ICICI LIMITED

1.21.2 A consolidated subsidiary has a stock option plan, which includes grants of options to employees of the parent company. Such options granted to employees of the parent company are accounted for in accordance with SFAS No.123. These stock options are valued based upon an option-pricing model with the compensation cost being expensed over the vesting period of the options.

1.22      Earnings per share

1.22.1 In accordance with SFAS No.128, Earnings Per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options, except where the results would be antidilutive.

1.23      Reclassifications

1.23.1 Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year. These changes had no impact on previously reported results of operations or stockholders' equity.

                                 ICICI LIMITED

               NOTES TO US GAAP CONSOLIDATED FINANCIAL STATEMENTS

2         Financial instruments

2.1.1 ICICI provides a wide variety of financial instruments as products to its customers, and it also uses these instruments in connection with its own activities. The following notes are explanatory notes regarding financial assets and liabilities, off-balance sheet financial instruments, concentration of credit risk and the estimated fair value of financial instruments.

2.1.2 Collateral requirements are made on a case-by-case evaluation of each customer and product, and may include cash, securities, receivables, property, plant and machinery and other assets.

2.2       Financial assets and liabilities

Cash and cash equivalents

2.2.1 Cash and cash equivalents at March 31, 2000, include a balance of Rs. 6,904 million (1999: Rs. 4,400 million) maintained with the Reserve Bank of India being the minimum daily stipulated amount to be maintained under statutory requirements. This balance is subject to withdrawal or usage restrictions.

2.2.2 Cash and cash equivalents at March 31, 2000, also include, interest-bearing deposits with banks aggregating Rs. 47,340 million (1999: Rs. 44,110 million).

2.2.3 ICICI has certain borrowings, which have been raised under specific lines of credit from multilateral agencies at concessional rates of interest. These borrowings have restrictions on lending and usage and can be disbursed only for specified purposes. Pending disbursement, the funds are placed with banks in India. Cash and cash equivalents at March 31, 2000, include Rs. 1,076 million (1999: Rs. 1,149 million) of such undisbursed funds.

Trading account assets

2.2.4     A listing of the trading account assets is set out below:

                                                             At March 31,
                                                     -------------------------
                                                        1999           2000
                                                     -------------------------
                                                              (in millions)

 Government of India securities ...................  Rs. 30,025     Rs. 46,281
 Corporate debt securities.........................       5,470          9,239
 Equity securities.................................           6          1,567
 Revaluation gains on derivative and foreign
        exchange contracts.........................         425            309
                                                     -------------------------
 Total.............................................  Rs. 35,926     Rs. 57,396
                                                     =========================
2.2.5 In accordance with the Banking Regulation Act, 1949, ICICI Bank Limited, a consolidated subsidiary, is required to maintain a specified percentage of its net demand and time liabilities by way of assets such as cash and approved securities. The amount required to be maintained at March 31, 2000, was Rs. 20,570 million (1999: Rs. 12,875 million). Government of India securities qualify as approved securities under the regulations.

2.2.6 At March 31, 2000, trading account assets included certain Government of India securities amounting to Rs. 10,842 million (1999: Rs. 5,460 million), which are pledged in favour of the Reserve Bank of India for the purpose of collateralizing short-term borrowings.

                                 ICICI LIMITED

Trading account revenue

2.2.7     A listing of trading account revenue is set out below:

                                                        Year ended March 31,
                                               --------------------------------
                                                  1998     1999         2000
                                               --------------------------------
                                                          (in millions)
 Gain on sale of trading securities, net .....  Rs. 1,024   Rs. 574   Rs. 2,397
 Revaluation loss on trading securities, net..       (351)      (98)       (368)
                                               --------------------------------
 Total........................................ Rs.    673   Rs. 476   Rs. 2,029
                                               ================================

Securities

2.2.8     The portfolio of securities is set out below:

                                        At March 31, 1999                               At March 31, 2000
                         ------------------------------------------------------------------------------------------------
                         Amortized    Gross         Gross                               Gross        Gross
                           cost     unrealized   unrealized     Fair      Amortized   unrealized   unrealized     Fair
                                       gain         loss       value        Cost         gain         loss        value
                         ------------------------------------------------------------------------------------------------
                                                           (in millions)
 Available for sale
 Corporate debt          Rs. 3,851  Rs.     12   Rs.     --   Rs. 3,863   Rs. 3,308   Rs.     34    Rs.    --   Rs. 3,342
 Government of India
  Securities...........         --          --           --          --         914           89           --       1,003
                         ------------------------------------------------------------------------------------------------
 Total debt securities.      3,851          12           --       3,863       4,222          123           --       4,345
 Equity securities(1)..     19,226       1,178       (9,227)     11,177      17,654        1,203       (4,976)     13,881
                         -------------------------------------------------------------------------------------------------
 Total available for
 sale..................  Rs.23,077  Rs.  1,190   Rs. (9,227)  Rs.15,040   Rs.21,876   Rs.  1,326   Rs. (4,976)  Rs.18,226
                         ================================================================================================
 Held to maturity
 Corporate debt          Rs     --  Rs.     --   Rs.     --   Rs.    --   Rs.    84   Rs.     --   Rs.     --   Rs.    84
 Government of India
   securities..........         --          --           --          --         560           54           --         614
 Other debt securities.          1          --           --           1           1           --           --           1
                         ------------------------------------------------------------------------------------------------
 Total held to maturity. Rs.     1  Rs.     --  Rs.      --   Rs.     1  Rs.    645   Rs.     54   Rs.     --   Rs.   699
                         ================================================================================================

---------------------
(1)  Includes non-marketable equity securities that are carried at cost, less any provision for 'other than temporary' diminution. The fair value of these securities cannot be ascertained. At March 31, 2000, the carrying amount of these securities was Rs. 8,479 million (1999: Rs. 4,877 million), which is reported in both the amortized cost and fair value columns.


Income from available for sale securities

2.2.9 A listing of interest and dividends on available for sale securities is set out below:

                                        Year ended March 31,
                         ------------------------------------------------------
                               1998                1999                 2000
                         ------------------------------------------------------
                                               (in millions)
 Interest................    Rs.   182           Rs.   245           Rs.    388
 Dividends ..............          553                 676                1,502
                         ------------------------------------------------------
 Total...................    Rs.   735           Rs.   921           Rs.  1,890
                         ======================================================

                                 ICICI LIMITED

Maturity profile of debt securities

2.2.10 A listing of each category of available for sale and held to maturity debt securities at March 31, 2000, by original contractual maturity is set out below:

                                                   Available for sale                Held to maturity
                                              ------------------------------------------------------------
                                                Amortized                       Amortized
                                                   cost          Fair value        cost         Fair value
                                              ------------------------------------------------------------
                                                                    (in millions)
 Corporate debt securities
 Less than one year.....................      Rs.      399      Rs.    403      Rs.     84      Rs.     84
 One to five years......................             1,566           1,581              --              --
 Five to 10 years.......................             1,343           1,358              --              --
                                              ------------------------------------------------------------
 Total..................................        Rs.  3,308      Rs.  3,342      Rs.     84      Rs.     84
                                              ------------------------------------------------------------
 Government of India securities
 Less than one year.....................      Rs.       --      Rs.     --      Rs.     --      Rs.     --
 One to five years .....................               914           1,003              --              --
 Five to 10 years.......................                --              --              --              --
 Greater than 10 years..................                --              --             560             614
                                              ------------------------------------------------------------
 Total..................................      Rs.      914      Rs.  1,003      Rs.    560      Rs.    614
                                              ------------------------------------------------------------
 Other debt securities
 Less than one year.....................      Rs.       --      Rs.     --      Rs.     --      Rs.     --
 One to five years......................                --              --              --              --
 Five to 10 years.......................                --              --               1               1
                                              ------------------------------------------------------------
 Total..................................      Rs.       --      Rs.     --      Rs.      1      Rs.      1
                                              ------------------------------------------------------------
 Total debt securities..................      Rs.    4,222      Rs.  4,345      Rs.    645      Rs.    699
                                              ============================================================

Investment in affiliate

2.2.11 The Company has accounted for its 45% interest in Prudential ICICI Asset Management Company Limited (Pru-ICICI) by the equity method.
          The carrying value of the investment in Pru-ICICI at March 31, 2000, was Rs. 264 million (1999: Rs. 244 million). The Company's equity in the income of Pru-ICICI for the year ended March 31, 2000, was Rs. 20 million (1999: loss of Rs. 34 million, 1998: loss of Rs. 9 million).

Loans

2.2.12    A listing of loans by category is set out below:

                                                        At March 31,
                                              ----------------------------------
                                                    1999              2000
                                              ----------------------------------
                                                        (in millions)
 Project finance..........................        Rs. 424,846       Rs. 505,453
 Working capital finance..................             22,696            31,576
 Leasing and related activities...........             51,704            46,766
 Others...................................              5,630            12,710
                                              ----------------------------------
 Gross loans..............................            504,876           596,505
 Aggregate allowance for credit losses....            (28,524)          (34,085)
                                              ----------------------------------
 Net loans................................         Rs.476,352        Rs.562,420
                                              ==================================

2.2.13 Project finance loans are generally secured by property, plant and equipment and other tangible assets. Normally, the working capital loans are secured by a first lien on current assets, principally comprising inventory and receivables. Additionally, in certain cases ICICI may

                                 ICICI LIMITED
          obtain additional security for working capital loans through a first or second lien on property and equipment, a pledge of financial assets like marketable securities and corporate/personal guarantees.

2.2.14 During the year ended March 31, 2000, ICICI purchased certain unquoted equity securities from a corporate with a `put' and `call' option. Under the terms of the transfer, ICICI has a put option to sell the securities to the corporate at a predetermined consideration. Additionally, the corporate has a call option to repurchase the transferred securities at a predetermined consideration. ICICI cannot transfer the securities to a third party within the period of the option. The call and the put option can be exercised between 13 months and 18 months. As ICICI has not obtained control over the transferred assets, it has recorded the transfer as a secured loan with pledge of collateral. At March 31, 2000, `Others' include Rs.
          994 million representing such loan.

Net investment in leasing and related activities

2.2.15 Contractual maturities of ICICI's net investment in receivables from leasing and related activities and its components, which are included in loans are set out below:

                                                            At March 31,
                                                   ----------------------------
                                                       1999           2000
                                                   ------------    ------------
                                                          (in millions)
 Gross finance receivables for the year ended
     or ending March 31,
 2000..............................................Rs.   19,807    Rs.  17,173
 2001..............................................      11,889         11,548
 2002..............................................      11,240          9,051
 2003..............................................       9,114          8,918
 2004 and beyond...................................      29,383         20,799
                                                   ------------    -----------
                                                         81,433         67,489
 Less: Unearned income.............................     (26,513)       (17,403)
           Security deposits.......................      (3,216)        (3,320)
                                                   ------------    -----------
 Investment in leasing and related activities......      51,704         46,766
 Less: Aggregate allowance for credit losses.......      (1,630)        (1,448)
                                                   ------------    -----------
 Net investment in leasing and related activities..Rs.   50,074    Rs.  45,318
                                                   ============    ===========


Maturity profile of loans

2.2.16 A maturity profile of loans, other than net investment in receivables from leasing and related activities, is set out below:

                                                             At March 31,
                                                   -----------------------------
                                                       1999              2000
                                                   ------------     ------------
                                                         (in millions)
 Less than one year...............................  Rs. 130,346     Rs. 149,023
 One  to five years ..............................      234,687         273,606
 Greater than five years..........................       88,139         127,110
                                                   ------------     ------------
 Total............................................  Rs. 453,172     Rs. 549,739
                                                   ------------     ------------

                                 ICICI LIMITED

Interest and fees on loans

2.2.17 A listing of interest and fees on loans (net of unearned income) is set out below:

                                                  Year ended March 31,
                                       -----------------------------------------
                                          1998           1999           2000
                                       -----------------------------------------
                                                     (in millions)
 Project finance.......................Rs. 44,418     Rs. 54,486     Rs. 60,154
 Working capital finance...............     1,370          2,567          2,666
 Leasing and related activities .......     4,392          5,670          5,950
 Others................................       633            592          1,061
                                       ----------------------------------------
 Total ................................Rs. 50,813     Rs. 63,315     Rs. 69,831
                                       ----------------------------------------

Non-performing loans

2.2.18    A listing of non-performing loans is set out below:

                                                         At March 31,
                                                   ---------------------------
                                                       1999            2000
                                                   ---------------------------
                                                         (in millions)
 Project finance...................................Rs.  54,782     Rs.  64,456
 Working capital finance...........................      1,158           1,127
 Leasing and related activities ...................      2,360           2,965
 Others............................................        187             572
                                                   ---------------------------
 Total.............................................     58,487          69,120
                                                   ===========================
 Gross non-performing loans........................     58,487          69,120
 Aggregate allowances for credit losses............    (28,524)        (34,085)
                                                   ---------------------------
 Non-performing loans, net.........................Rs.  29,963     Rs.  35,035
                                                   ===========================
 Non-performing loans with a valuation allowance...Rs.  58,021     Rs.  68,957
 Non-performing loans without a valuation
   allowance......................................         466             163
                                                   ---------------------------
 Gross non-performing loans........................Rs.  58,487     Rs.  69,120
                                                   ===========================
 Interest recognized on non-performing
   loans on cash basis.............................        803           1,035
 Average non-performing loans .....................     51,805          63,804

Changes in the allowance for credit losses


2.2.19 A listing of the changes in the allowance for credit losses is set out below:

                                                       Year ended March 31,
                                                   -----------------------------
                                                      1999             2000
                                                   -----------------------------
                                                        (in millions)
 Aggregate allowance for credit losses at the
    beginning of the year..........................Rs.   22,457    Rs.   28,524
 Additions
 Provisions for credit losses, net of releases of
    result of cash collection......................       6,067           6,363
                                                   ----------------------------
                                                         28,524          34,887
 Write-offs........................................          --            (802)
                                                   ----------------------------
 Aggregate allowance for credit losses at the end
   of the year.....................................Rs.   28,524     Rs   34,085
                                                   ============================

                                 ICICI LIMITED

Troubled debt restructuring

2.2.20 Loans at March 31, 2000 included loans aggregating Rs. 10,795 million (1999: Rs. 6,749 million), which are currently under a scheme of debt restructuring and which have been identified as non-performing loans. The gross recorded investment in these loans is Rs. 18,546 million (1999: Rs. 13,171 million) against which an allowance for credit losses aggregating Rs. 7,751 million (1999: Rs. 6,422 million) has been established. Income on restructured loans would have been Rs. 2,501 million (1999: Rs. 1,771 million, 1998: Rs. 1,112 million)
          based on original terms. Income of Rs. 485 million has been recognized on such loans for the year ended March 31, 2000 (1999: Rs. 402 million, 1998: Rs. 229 million) on a cash basis.

2.2.21 There are no commitments to lend incremental funds to any borrower who is party to a troubled debt restructuring.

Concentration of credit risk

2.2.22 Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to ICICI's total credit exposure. ICICI's portfolio of financial instruments is broadly diversified along industry, product and geographic lines within the country.

Unearned income

2.2.23    A listing of unearned income is set out below:

                                                          At March 31,
                                                   -----------------------------
                                                       1999            2000
                                                   ------------    -------------
                                                          (in millions)
Unearned income on receivables from leasing and
   related activities..............................Rs.   26,513    Rs.    17,403
Unamortized loan origination fees..................       1,632            1,595
Unamortized discount on acquired loans.............         503              267
Unearned fees on guarantees and letters of credit..         209              228

Deposits

2.2.24 Deposits include demand deposits, which are non-interest-bearing and savings and time deposits, which are interest-bearing. A listing of deposits is set out below:

                                                          At March 31,
                                                   -----------------------------
                                                      1999             2000
                                                   ------------    ------------
                                                         (in millions)
Interest bearing
Savings deposits...................................Rs.    2,271    Rs.     5,332
Time deposits......................................      54,147           77,495
                                                   ------------    -------------
                                                         56,418           82,827
Non-interest bearing
Demand deposits....................................       4,187           13,855
                                                   ------------    -------------
Total..............................................  Rs. 60,605    Rs.    96,682
                                                   ============    =============

2.2.25    At March 31, 2000, time deposits of Rs. 71,319 million (1999:
          Rs. 48,720 million) have a residual maturity of less than one year. The balance of time deposits have a residual maturity ranging between one to seven years.

                                 ICICI LIMITED

Trading account liabilities

2.2.26 Trading account liabilities represent borrowings from banks in the inter-bank call money market and borrowings from banks and corporates in the course of trading operations.

Short-term borrowings

2.2.27 Short-term borrowings represent non-trading borrowings with an original maturity of less than one year.

Repurchase transactions

2.2.28 ICICI has undertaken repurchase and reverse repurchase transactions in Government of India securities. The average level of repurchase transactions outstanding during the year ended March 31, 2000, was Rs. 652 million (1999: Rs. 307 million). The average level of reverse repurchase transactions outstanding during the year ended March 31, 2000, was Rs. 662 million (1999: Rs. 401 million). At March 31, 2000, outstanding repurchase and reverse repurchase transactions were Rs. 2,664 million (1999: Rs. Nil) and Rs. 565 million (1999: Rs. Nil) respectively.

Long-term debt

2.2.29 A listing of long-term debt at March 31, 2000, by maturity is set out below:

                                                                     At March 31, 1999
                                                ---------------------------------------------------------
                                                   Various          Various
                                                  fixed-rate     floating-rate
                                                 obligations      obligations        Total         (%)
                                                ---------------------------------------------------------
                                                           (in millions, except percentages)
 Residual maturity

 Less than one year.........................    Rs.    42,555     Rs.  12,421    Rs.   54,976      13
 One year to five years.....................          235,015          51,230         286,245      65
 Five years to 10 years.....................           61,284           8,400          69,684      16
 Greater than 10 years......................           24,545           3,712          28,257       6
                                                ---------------------------------------------------------
 Total......................................    Rs.   363,399     Rs.  75,763     Rs. 439,162     100
                                                =========================================================

2.2.30 Long-term debt represents debt with an original maturity of greater than one year. The segregation between fixed rate and floating rate obligations is based on the contractual terms. Long-term debt is primarily denominated in Indian rupees and US dollars. A significant portion of the debt bears a fixed rate of interest. Interest rates on floating rate debt are generally linked to the London Interbank Offer Rate or similar money market rates. An analysis of interest rates on long-term debt is set out below:

                                                        At March 31,
                                                --------------------------------
                                                   1999              2000
                                                --------------    --------------
                                                        (in percentage)
Range

Foreign currency debt...........................  5.25 to 8.00%    5.21 to 8.00%
Rupee debt...................................... 6.50 to 16.00    7.25 to 16.00
Weighted average
Foreign currency debt...........................          5.93             5.55
Rupee debt......................................         13.61            13.38

2.2.31 Long-term debt at March 31, 2000, includes interest-free borrowings from the Government of India aggregating Rs. 927 million (1999: Rs. 927 million). This long term debt is recorded at its

                                 ICICI LIMITED
          fair value based on the then prevailing interest rate of 16% for borrowings of a similar term and risk. This interest rate is being used to impute interest for each reporting period.

2.2.32 All long-term debt is unsecured, except for debt aggregating Rs. 44,419 million (1999: Rs. 47,300 million) guaranteed by the government of India.

2.2.33 Long-term debt includes convertible instruments issued by ICICI as given below:

          12.5% convertible debentures

2.2.34 The debentures were convertible into common stock by July 18, 1999, either at par or at a premium not exceeding Rs. 5 per common stock, to be decided by the Board of Directors of ICICI. During the year ended March 31, 2000, the debentures were converted into 34.5 million equity shares at a premium of Rs. 5 per share aggregating Rs. 518 million. These shares will rank pari passu in all respects with existing equity shares of the Company except that they will be entitled to participate in the dividend in respect of the year ended March 31, 2000, on a pro rata basis.

          2.5% US dollar convertible bonds

2.2.35 The US dollar convertible bonds were convertible to common stock at the option of the bondholders before March 3, 2000. The conversion was at a fixed price of Rs. 220 per share. No bondholder exercised the option to convert the bonds. Subsequent to March 31, 2000, ICICI has redeemed these bonds at par.

          3.5% US dollar convertible bonds

2.2.36 The US dollar convertible bonds were convertible to common stock at the option of the bondholder on or before April 1, 1999. The conversion was at a fixed price of Rs. 193 per share. If the bonds were not converted by the bondholders, the bondholders had the right to seek redemption at a predetermined price on April 1, 1999. Alternatively, ICICI can seek redemption at par from April 1, 1999 to April 1, 2004.

2.2.37 During the year ended March 31, 2000, 63,398 shares were issued to bondholders at Rs. 193 per share. The remaining bonds were redeemed at the predetermined price.

          Redeemable preferred stock

2.2.38 Preferred stock issued by companies incorporated in India carries a preferential right to be repaid on liquidation over common stock. In line with the existing regulatory requirements in India, preferred stock issued by ICICI must be compulsorily redeemed within specified time periods. Accordingly, all series of preferred stock issued by ICICI are redeemable in accordance with the terms of the issue. Authorized preferred stock was 5,000 million shares at March 31, 2000 (1999: 1,000 million shares). At March 31, 2000, 958 million shares (1999: 999 million shares) of redeemable preferred stock were issued and outstanding, amounting to Rs. 9,577 million (1999: Rs. 9,989 million). Further, redeemable preferred stock at March 31, 2000 includes an amount of Rs. Nil (1999: Rs. 338 million) representing application money pending allotment. These instruments bear dividends ranging from 9.30% to 13.25%.

                                 ICICI LIMITED

2.2.39 A listing of redeemable preferred stock at March 31, 2000 by maturity is set out below:

 Residual maturity                                                 (in millions)
 2001............................................................    Rs. 1,038
 2002............................................................        1,772
 2003............................................................          832
 2004............................................................        3,303
 2005 and beyond.................................................        2,632
                                                                   -----------
 Total...........................................................    Rs. 9,577
                                                                   ===========

2.2.40 Additionally, ICICI issued preferred stock of the face value of Rs. 3,500 million in the year ended March 31, 1998 under the scheme of business combination with ITCCFL. This preferred stock bears a dividend yield of 0.001% and is redeemable at face value after 20 years. This preferred stock was initially recorded at its fair value of Rs. 466 million. Subsequently, interest has been, and is being imputed for each reporting period. The imputed interest rate of 10.6% was determined based on the then prevailing interest rate for government of India securities of similar maturity. The carrying amount of this redeemable preferred stock at March 31, 2000 was Rs. 630 million (1999: Rs. 570 million).

2.3       Off-balance sheet financial instruments

Foreign exchange and derivative contracts

2.3.1 ICICI enters into foreign exchange forwards, options, swaps and other derivative products with inter-bank participants and customers, which enable customers to transfer, modify or reduce their foreign exchange and interest rate risks. In addition, ICICI uses foreign exchange contracts and other instruments as a part of its own balance sheet and risk management. These instruments are used to manage foreign exchange and interest rate risk relating to specific groups of on-balance sheet assets and liabilities.

2.3.2 Forward exchange contracts are commitments to buy or sell at a future date, a currency at a contracted price. Swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices, as applied to a notional principal amount. Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time, a financial instrument or currency at a contracted price that may also be settled in cash, based on differentials between specified indices.

2.3.3 The market and credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates, foreign exchange rates and other values, and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement and the underlying volatility. Credit risk is the exposure to loss in the event of non-performance by the other party to the transaction. The extent of loss on account of a counterparty default will depend on the replacement value of the contract at the current market rates. The recognition in earnings of unrealized gains on these transactions is subject to management's assessment of collectibility.

                                 ICICI LIMITED

2.3.4 The following table presents the aggregate notional principal amounts of ICICI's outstanding foreign exchange and derivative contracts together with the related balance sheet credit exposure:

 Particulars                                                                   Balance sheet credit
                                                 Notional principal amounts           exposure1
                                                 ---------------------------------------------------
                                                        At March 31,                 At March 31,
                                                 ---------------------------------------------------
                                                    1999          2000         1999         2000
                                                 ---------------------------------------------------

                                                                    (in millions)
 Interest rate products

 Swap agreements (hedge contracts)...........    Rs. 28,731    Rs. 40,201    Rs.    --    Rs.     --
                                                 ---------------------------------------------------
 Total.......................................    Rs. 28,731    Rs. 40,201    Rs.    --    Rs.     --
                                                 ===================================================
 Foreign exchange products

 Forward contracts (hedge contracts).........    Rs   5,232    Rs. 48,355    Rs.    --    Rs.     --
 Forward contracts (traded contracts)........        35,175        56,159          425           309
 Swap agreements (hedge contracts)..                 17,494        30,552           --            --
                                                 ---------------------------------------------------
 Total.......................................    Rs. 57,901    Rs.135,066    Rs.   425    Rs.    309
                                                 ===================================================

------------------------
(1) Balance sheet credit exposure denotes the mark-to-market impact of the derivative and foreign exchange products on the reporting date.

Loan commitments

2.3.5 ICICI has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 80,280 million at March 31, 2000 (1999: Rs. 80,072 million). The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower's ability to maintain specific credit standards.

2.3.6 Loan commitment fees are deferred and amortized over the period of the loan.

Guarantees

2.3.7 As a part of its industrial financing and commercial banking activities, ICICI has issued guarantees to enhance the credit standing of its customers. These generally represent irrevocable assurances that ICICI will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years.

2.3.8 The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Fees are recognized over the term of the facility.

                                 ICICI LIMITED

2.3.9     Details of guarantees outstanding are set out below:

                                                      At March 31,
                                             ----------------------------
                                                1999              2000
                                             ----------        ----------
                                                    (in millions)
 Financial guarantees........................Rs. 39,455        Rs. 46,253
 Performance guarantees......................     9,059            11,811
                                             ----------------------------
 Total.......................................Rs. 48,514        Rs. 58,064
                                             ============================

2.4       Estimated fair value of financial instruments

2.4.1 ICICI's financial instruments include financial assets and liabilities recorded on the balance sheet, as well as off-balance sheet instruments such as foreign exchange and derivative contracts. A listing of the fair value of these financial instruments is set out below:

                                         At March 31, 1999                        At March 31, 2000
                                -----------------------------------------------------------------------------------
Particulars                                                  Estimated                                    Estimated
                                                            fair value                                   fair value
                                                           in excess of                                in excess of/
                                                           /(less than)                                  (less than)
                                 Carrying     Estimated      carrying        Carrying     Estimated       carrying
                                   value      fair value       value           value     fair value         value
                                -----------   ----------   ------------    -----------   -----------   ------------
                                                               (in millions)
Financial assets................Rs. 598,215   Rs.597,245   Rs.    (970)    Rs. 722,117   Rs. 731,204     Rs.  9,087
Financial liabilities...........    569,300      566,615        (2,685)        645,376       662,315         16,939

2.4.2 Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perception of value and as existing assets and liabilities run-off and new items are generated.

                                 ICICI LIMITED

2.4.3 A listing of the fair values by category of financial assets and financial liabilities is set out below:


                                         At March 31, 1999                        At March 31, 2000
                                ------------------------------------------------------------------------------------
Particulars                                                  Estimated                                    Estimated
                                                            fair value                                   fair value
                                                           in excess of                                in excess of/
                                                           /(less than)                                  (less than)
                                 Carrying     Estimated      carrying        Carrying     Estimated       carrying
                                   value      fair value       value           value     fair value         value
                                -----------   ----------   -------------   -----------   -----------   -------------
                                                                                                          >

                                            (in millions)                          (in millions)
Financial assets

Securities......................Rs.  15,041   Rs. 15,041   Rs.        --   Rs.  18,871   Rs.  18,925     Rs.      54
Trading assets..................     35,926       35,926              --        57,396        57,396              --
Loans(1)........................    476,352      475,382            (970)      562,420       571,453           9,033
Other financial assets(2).......     70,896       70,896              --        83,430        83,430              --
                                -----------   ----------   -------------   -----------   -----------     -----------
Total...........................Rs. 598,215   Rs.597,245   Rs.      (970)  Rs. 722,117   Rs. 731,204     Rs.   9,087
                                ===========   ==========   =============   ===========   ===========     ===========
Financial liabilities
Interest-bearing deposits.......Rs.  56,418   Rs. 57,590   Rs.     1,172   Rs.  82,827   Rs.  82,217     Rs.     390
Non-interest-bearing deposits...      4,187        4,187              --        13,855        13,855              --
Trading account liabilities.....     14,791       14,791              --        20,684        20,684              --
Short -term borrowings..........     35,794       35,794              --        66,308        66,308              --
Long-term debt..................    438,440      434,575          (3,865)      439,162       455,604          16,442
Redeemable preferred stock......     10,897       10,905               8        10,207        10,314             107
Other financial liabilities(3)..      8,773        8,773              --        12,333        12,333              --
                                -----------   ----------   -------------   -----------   -----------     -----------
Total...........................Rs. 569,300   Rs.566,615   Rs.    (2,685)  Rs. 645,376   Rs. 662,315     Rs   16,939
                                ===========   ==========   =============   ===========   ===========     ===========
Derivatives (4)

Interest rate swaps.............         --           --   Rs.       740            --            --     Rs.      63
Currency swaps..................         --           --             188            --            --            (342)

          (1) The carrying value of loans is net of the allowance for credit losses.

          (2) Includes cash, due from banks, deposits at interest with banks, short-term highly liquid securities and customers acceptance liability for which the carrying value is a reasonable estimate of fair value.

          (3) Represents acceptances outstanding, for which the carrying value is a reasonable estimate of the fair value.

          (4) Represents the gains/losses on fair valuation of the end-user derivative products.

2.4.4 The above data represents the management's best estimates based on a range of methodologies and assumptions. Quoted market prices are used for most securities. For performing loans, contractual cash flows are discounted at current market origination rates for loans with similar terms and risk characteristics. For impaired loans, the impairment is considered while arriving at the fair value. For liabilities, market borrowing rates of interest of similar instruments are used to discount contractual cash flows.

2.4.5 The estimated fair value of securities, loans, interest-bearing deposits, long-term debt and redeemable preferred stock largely reflect changes in market rates since the securities were purchased loans were given, deposits were taken or debt or preferred stock were issued.

3         Property and equipment

3.1.1 Property and equipment are stated at cost less accumulated depreciation. Generally, depreciation is computed over the estimated useful life of the asset.

3.1.2 A listing of property and equipment by asset category is set out below:

                                 ICICI LIMITED

                                                      At March 31,
                                              --------------------------
                                                 1999            2000
                                              ----------      ----------
                                                    (in millions)
 Land......................................... Rs. 1,246     Rs.   1,454
 Buildings....................................     5,831           5,570
 Equipment and furniture......................     1,540           4,238
 Construction-in-progress.....................       531           1,867
 Others.......................................       208             163
                                              --------------------------
 Gross value of property and equipment........     9,356          13,292
 Accumulated depreciation.....................    (1,406)         (1,517)
                                              --------------------------
 Net value of property and equipment.......... Rs. 7,950      Rs. 11,775
                                              ==========================

3.1.3 Interest capitalized for the year ended March 31, 2000 was Rs. 19 million (1999: Rs. 231 million).

4         Other liabilities

4.1.1     Other liabilities at March 31, 2000 included Rs. 20,778 million (1999:
          Rs. 18,074 million) of interest accrued but not due on borrowed funds.

4.1.2 Other liabilities at March 31, 2000 also included Rs. 1,519 million (1999: Rs. 1,772 million) of unamortized negative goodwill arising on the business combination with SCICI Limited effective April 1, 1996. The negative goodwill is being amortized over a period of 10 years.

5         Business combination

5.1       Anagram Finance Limited

5.1.1 Effective April 1, 1998, the business of Anagram Finance Limited (Anagram) was combined with the business of ICICI. Anagram was a financial intermediary providing financial services such as leasing, automobile financing and bill discounting.

5.1.2 Under the terms of the combination, all assets and liabilities of Anagram were transferred to ICICI. The combination was accounted for by the purchase method.

5.1.3 The combination was affected through the issue of 1.67 million common shares of ICICI to the shareholders of Anagram, in the ratio of 1:15 (one common share of ICICI for fifteen shares of Anagram). The amount assigned to these shares issued as consideration was Rs. 167 million, being the value derived from the market price of these shares on the date of announcement of the scheme of business combination. At the date of the business combination, the fair value of the liabilities of Anagram exceeded the fair value of assets by Rs. 767 million. Accordingly, the business combination resulted in a goodwill of Rs. 934 million. The goodwill is being amortized, at a constant rate over a period of five years.

5.1.4 Goodwill amortization for the current period was Rs. 187 million (1999: Rs. 187 million), resulting in an unamortized balance at March 31, 2000, of Rs. 560 million (1999: Rs. 747 million).

6         Common stock

6.1.1 At March 31, 2000, the authorized common stock was 1,600 million shares (1999: 600 million shares) with a par value of Rs. 10 per share.

                                 ICICI LIMITED

6.1.2 The Company presently has only one class of common stock in the form of equity shares. During the year ended March 31, 2000, the Company issued 32 million American Depositary Shares (ADSs) representing 161 million equity shares. The equity shares represented by the ADSs are similar to other equity shares, except for voting rights. While every holder of equity shares, as reflected in the records of the Company, has one vote in respect of each share held, the ADSs have no voting rights due to a condition contained in the approval of the offering from the Ministry of Finance of India. Under the deposit agreement, the depositary of the ADS will vote the equity shares deposited with it as directed by the board of directors of ICICI Limited.

6.1.3 In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge shall be distributed to the holders of common stock in proportion to the number of shares of common stock held by shareholders.

7         Retained earnings and dividends

7.1.1 Retained earnings at March 31, 2000 included profits aggregating Rs. 2,149 million (1999: Rs. 1,695 million) which are not distributable as dividends under Indian company and banking law. These relate to profits on redemption of preferred stock and requirements regarding earmarking a part of profits under banking laws.

7.1.2 Indian statutes mandate that dividends be declared out of distributable profits only after the transfer of a specified percentage of net income, computed in accordance with current regulations, to reserves. Should the Company declare and pay dividends, such dividends will be paid in Indian Rupees to each holder of common stock in proportion to the number of shares held to the total common stock outstanding as on that date. Issuances of common stock during a period would be entitled to dividend on a pro rata basis based on the date of issuance. Additionally, the remittance of dividends outside India is governed by Indian statutes on foreign exchange transactions. Dividend payments are also subject to withholding taxes applicable at the time of the payment.

7.1.3 ICICI approved dividends of Rs. 3,182 million during the year ended March 31, 2000 (1999 and 1998: Rs. 2,930 million). The dividend per share was Rs. 4.50 for the year ended March 31, 2000 (1999 and 1998:
          Rs. 5.50).

8         Issue of shares by ICICI Bank Limited

8.1.1 In March 2000, ICICI Bank Limited, a consolidated subsidiary providing commercial banking services, issued 15.9 million ADSs representing
          31.8 million equity shares at an offering price of US dollar 11 per ADS to third parties. The proceeds from the offering, after deducting underwriting discounts and other direct issue costs, were Rs. 7,338 million.

8.1.2 As a result of the issuance, the proportionate ownership interest of ICICI Limited in ICICI Bank Limited reduced from 74.25% to 62.25%.

8.1.3 The offering price per share exceeded ICICI's carrying amount per share in ICICI Bank Limited, resulting in an increase in the carrying value of ICICI's investment in ICICI Bank Limited by Rs. 4,114 million. This change in the carrying value has been recognized in the statement of stockholders' equity as a capital transaction.

                                 ICICI LIMITED

9         Income taxes

9.1       Components of deferred tax balances

9.1.1 The tax effects of significant temporary differences are reflected through a deferred tax asset/liability, which is included in the balance sheet of ICICI.

9.1.2     A listing of the temporary differences is set out below:

                                                          At March 31,
                                                  ----------------------------
                                                     1999             2000
                                                  ----------------------------
                                                         (in millions)
 Deferred tax assets
 Provision for loan losses....................... Rs.   3,599       Rs.  5,168
 Unrealized losses on securities
    available for sale...........................       1,507            1,135
 Unearned income.................................         571              603
 Capital loss carry-forward......................          65               53
 Minimum Alternate Tax Credit....................          --              940
 Others..........................................         123              175
                                                  ----------------------------
 Total deferred tax asset........................ Rs.   5,865       Rs.  8,074
                                                  ----------------------------
 Deferred tax liabilities
 Property and equipment..........................      (5,649)          (8,424)
 Others..........................................         (54)              (9)
                                                  ----------------------------
 Total deferred tax liability....................      (5,703)          (8,433)
                                                  ----------------------------
 Net deferred tax asset.......................... Rs.     162        Rs.  (359)
                                                  ============================
 Current......................................... Rs.     260        Rs.   849
 Non-current.....................................         (98)          (1,208)

9.1.3 Management is of the opinion that the realization of the recognized deferred tax asset is more likely than not based on an expectation as to future estimated taxable income.

9.1.4 At March 31, 2000, ICICI had a deferred tax asset for capital loss carry-forward, of which Rs. 29 million and Rs. 24 million will expire on March 31, 2005 and 2006, respectively. Further, ICICI has a deferred tax asset for minimum alternate tax credit which will expire on March 31, 2005.

                                 ICICI LIMITED

9.2       Reconciliation of tax rates

9.2.1 The following is the reconciliation of estimated income taxes at Indian statutory income tax rate to income tax expense as reported:

                                                                        Year ended March 31,
                                                              ---------------------------------------
                                                                1998           1999           2000
                                                              ----------- -------------- ------------
                                                                           (in millions)
Income before taxes ....................................      Rs. 10,236     Rs.  8,420    Rs. 11,115
Statutory tax rate......................................              35%            35%         38.5%
Income tax expense at the statutory tax rate............           3,583          2,947         4,279
Increases/(reductions) in taxes on account of:
Accelerated/specific tax deductions.....................          (1,657)        (1,184)       (1,218)
Income exempt from taxes................................            (377)          (706)       (1,625)
Income charged at rates other than statutory tax rate...            (332)            28          (239)
Changes in the statutory tax rate.......................            (178)            --            16
Expenses disallowed for tax purposes....................              57            405           419
Others..................................................             350           (296)          401
                                                              ----------     -----------    ---------
Income tax expense reported.............................      Rs.  1,446     Rs.  1,194     Rs. 2,033
                                                              ==========     ===========    =========

9.3       Components of income tax expense

9.3.1     The components of income tax expense are set out below:

                                                                         Year ended March 31,
                                                               --------------------------------------
                                                                 1998          1999          2000
                                                               ---------   -----------   ------------
                                                                          (in millions)
Current..........................................              Rs. 1,284      Rs. 1,125     Rs. 2,136
Deferred.........................................                    162             69          (103)
                                                               ---------      ---------     ---------
Income tax expense reported......................              Rs. 1,446      Rs. 1,194     Rs. 2,033
                                                               =========      =========     =========

10        Retirement benefits

Gratuity

10.1.1 In accordance with Indian statute, ICICI provides for gratuity, a defined benefit retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee's salary and the years of employment with ICICI. The gratuity benefit conferred by ICICI on its employees is equal to or greater than the statutory minimum.

10.1.2 In respect of ICICI Limited, the gratuity benefit is provided to the employees through a fund set up by ICICI. ICICI is responsible for settling the gratuity obligation through contributions to the fund. Such contributions are actuarially determined after considering appropriate discount rates, expected long term return on plan assets and increases in compensation levels. Contributions to the plan amounted to Rs. 4 million for the year ended March 31, 2000 (1999:
          Rs. 17 million, 1998: Rs. 27 million). The plan is fully funded and out of the total plan assets of Rs. 134 million at March 31, 2000, Rs. 14 million has been invested in securities of ICICI Limited.

                                 ICICI LIMITED

10.1.3 In respect of the remaining entities, the gratuity benefit is provided by ICICI through annual contributions to a fund administered and managed by the Life Insurance Corporation of India. Under this scheme, the settlement obligation remains with ICICI, although the Life Insurance Corporation of India administers the scheme and determines the contribution premium required to be paid by ICICI. ICICI contributed and expensed Rs. 14 million for the year ended March 31, 2000 (1999: Rs. 5 million, 1998: Rs. 3 million).

10.1.4 The impact of the above schemes is not material or expected to become material to the financial condition or operations of ICICI.

Superannuation

10.1.5 The permanent employees of ICICI are entitled to receive retirement benefits under the superannuation scheme operated by ICICI. Superannuation is a defined contribution plan under which ICICI contributes annually a sum equivalent to 15% of the employee's eligible annual salary to the manager of the fund, the Life Insurance Corporation of India that undertakes to pay the lumpsum and annuity payments pursuant to the scheme. ICICI contributed Rs. 62 million to the superannuation plan for the year ended March 31, 2000 (1999: Rs. 46 million, 1998: Rs. 42 million).

Provident fund

10.1.6 In accordance with Indian statute, all employees of ICICI are entitled to receive benefits under the provident fund through a defined contribution plan in which both the employee and ICICI contribute monthly at a determined rate. These contributions are made to a fund set up by ICICI and administered by a Board of Trustees. Further, in the event the return on the fund is lower than 12% (current guaranteed rate of return to the employees) such difference will be contributed by ICICI and charged to the statement of income. ICICI contributed Rs. 52 million to the provident fund plan in the year ended March 31, 2000 (1999: Rs. 45 million, 1998: Rs. 38 million).

11        Voluntary retirement scheme

11.1.1 During the year ended March 31, 2000, the Company terminated the employment of 223 employees through a Voluntary Retirement Scheme (Scheme). The Scheme covered several levels of employees, who met specific conditions relating to age and period of employment with the Company. Costs of employee termination under the Scheme aggregating Rs. 299 million have been expensed as employee costs in the statement of income for the year ended March 31, 2000. Costs aggregating Rs. 81 million have been paid during the year. The unpaid amounts will be paid in accordance with the terms of the Scheme.

12        Extraordinary gains

12.1.1 During the year ended March 31, 1999, ICICI extinguished debt by repurchasing foreign currency bonds from the international markets. The bonds were repurchased at discounts to their face values resulting in a gain of Rs. 449 million. This gain, net of the related income tax effect of Rs. 157 million is disclosed as an extraordinary gain.

                                 ICICI LIMITED

13        Change in accounting principle

13.1.1 Effective April 1, 1999, ICICI Limited changed the method of accounting for depreciation of property and equipment from the written-down value method to the straight-line method. The new method of depreciation was adopted to provide an improved measure of the Company's capital investment and is consistent with industry practices. The new method has been applied retroactively for all prior periods.

13.1.2 The effect of the change on the net income for the year ended March 31, 2000, was Rs.226 million. The cumulative effect of the change aggregating Rs. 405 million, net of the related income tax effect of Rs. 156 million, applied retroactively as per the new method has been included in the statement of income for the year ended March 31, 2000.

13.1.3 The previously reported amounts and pro forma amounts assuming the new depreciation method is applied retroactively are set out below:

                                                                         Year ended March 31,
                                                            -----------------------------------------------
                                                                     1998                   1999
                                                            -----------------------------------------------
                                                                            (in millions)
                                                            -----------------------------------------------
                                                              Actual    Pro forma    Actual     Pro forma
                                                            -----------------------------------------------

 Income before extraordinary items..                         Rs. 8,790   Rs. 8,851   Rs. 7,226   Rs. 7,347
 Earnings per share --  Basic (in Rs.).................          18.39       18.52       15.05       15.31
                    -- Diluted (in Rs.)................          15.74       15.85       13.01       13.21
 Net income............................................      Rs. 8,790   Rs. 8,851   Rs. 7,518   Rs. 7,639
 Earnings per share -- Basic (in Rs.)..................          18.39       18.52       15.66       15.91
                    -- Diluted (in Rs.)................          15.74       15.85       13.52       13.72

                                 ICICI LIMITED

14        Earnings per share

14.1.1    A computation of the earnings per share is set out below:

                                                                       Year ended March 31,
                                                ----------------------------------------------------------------
                                                       1998                1999                   2000
                                                ----------------------------------------------------------------
                                                      (in millions, except earnings per share data)
                                                ----------------------------------------------------------------
                                                            Fully               Fully                  Fully
                                                 Basic      diluted   Basic    diluted     Basic      diluted
                                                ----------------------------------------------------------------

 Earnings
 Net income before extraordinary items and
  effect of change in accounting principle
  (before dilutive impact)...................   Rs.8,790   Rs.8,790  Rs.7,226   Rs.7,226   Rs. 9,082   Rs. 9,082
 Interest on convertible debt instruments....         --        260        --        276          --         132
 Net income before extraordinary items and
  effect of change in accounting principle
  (adjusted for full dilution...............-      8,790      9,050     7,226      7,502       9,082       9,214
 Extraordinary items, net of tax.............         --         --       292        292          --          --
 Cumulative effect of change in accounting
                                                ----------------------------------------------------------------
 Net income (adjusted for full dilution).....   Rs.8,790   Rs.9,050  Rs.7,518   Rs.7,794   Rs. 9,331   Rs. 9,463
                                                ================================================================
 Shares
 Weighted-average common shares outstanding..        478        478       480        480         646         646
 Dilutive effect of convertible debt instruments      --         97        --         97          --          41
                                                ----------------------------------------------------------------
 Total.......................................        478        575       480        577         646         687
                                                ================================================================
 Earnings per share
 Net income before extraordinary items and
 Extraordinary items.........................         --         --      0.61       0.51          --          --
 Effect of change in accounting principle....         --         --        --         --        0.39        0.36
                                                ----------------------------------------------------------------
 Net income..................................   Rs.18.39   Rs.15.74  Rs.15.66   Rs.13.52    Rs.14.45    Rs.13.77
                                                ================================================================

14.1.2 For the purpose of calculating diluted earnings per share, the net income is adjusted for interest (after tax) on convertible instruments.

14.1.3 For the purpose of determining the impact of dilution, it is assumed that convertible instruments are converted to common stock at the beginning of the year, at prices which are most advantageous to the holders of the instruments. Shares assumed to be issued have been weighted for the period the convertible instruments are outstanding. All series of convertible instruments are dilutive.

14.1.4 Options issued to employees pursuant to the Employee Stock Options Plan are antidilutive and have not been included in the computation of diluted earnings per share.

14.1.5 A consolidated subsidiary has issued stock options. These issuances have no impact on the earnings per share of the Company.

15        Employee Stock Option Plan

ICICI Limited

15.1.1    In August 1999, ICICI Limited approved an Employee Stock Option Plan
          (ESOP). Under the ESOP, ICICI is authorized to issue up to 7.85 million shares of common stock to eligible employees. Employees are granted an option to purchase shares subject to vesting and performance conditions. The options vest in installments over 3 years with 20%, 30% and 50% of the grants vesting at the end of each year. In the event that an employee does not meet the

                                 ICICI LIMITED
          performance condition specified for an individual year, the grant vesting during that year would be forfeited. The options can be exercised within 10 years from the date of the grant.

15.1.2 ICICI Limited has elected to use the intrinsic value based method of APB Opinion No.25 to account for the ESOP. Due to the performance condition, the ESOP has been accounted for as a variable plan. During the year ended March 31, 2000, ICICI Limited has recorded deferred compensation cost of Rs. 97 million based on the quoted market price of the stock at March 31, 2000. The deferred compensation is amortized over the vesting period. Compensation expense for the year ended March 31, 2000 was Rs. 27 million.

ICICI Bank (the Bank)

15.1.3 In February 2000, ICICI Bank, a consolidated subsidiary, approved an ESOP. Under the ESOP, the Bank is authorized to issue up to 9.84 million shares of its common stock to its employees and employees of the parent company. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest in a graded manner over 3 years with 20%, 30% and 50% of the grants vesting at the end of each year. The options can be exercised within 10 years from the date of the grant.

15.1.4 In the consolidated financial statements of ICICI, the options granted by ICICI Bank have been accounted for using the intrinsic value based method of APB Opinion No.25. During the year ended March 31, 2000, ICICI has not accounted any deferred compensation on these grants as the exercise price was equal to the quoted market price of the underlying common stock on the grant date.

Stock option activity

15.1.5 Stock option activity under the ESOP of ICICI Limited and ICICI Bank is set out below:

                                                       ICICI Limited                  ICICI Bank
                                                 --------------------------------------------------------
                                                                  Exercise                      Exercise
                                                    Shares        price and       Shares       price and
                                                 arising out     grant date     arising out    grant date
                                                  of options     fair value     of options     fair value
                                                 ---------------------------------------------------------
 Outstanding at the beginning of the year.....            --     Rs.     --             --     Rs.     --
 Granted during the year......................     2,323,750          85.50      1,788,000         171.90
 Forfeited during the year....................            --             --         75,000         171.90
                                                 --------------------------------------------------------
 Outstanding at the end of the year...........     2,323,750          85.50      1,713,000         171.90
                                                 ========================================================
 Exercisable at the end of the year...........            --             --             --             --


Pro forma disclosure

15.1.6 The Company has adopted the pro forma disclosure provisions of SFAS No.123. Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No.123, the Company's net income and basic earnings per share as reported would have changed to the pro forma amounts indicated below:

                                 ICICI LIMITED

                                                      --------------------------
                                                      Year ended March 31, 2000
                                                      --------------------------
 Net income (in millions)
 As reported......................................                    Rs. 9,331
 Adjusted pro forma...............................                        9,335

 Earnings per share:  Basic (in Rs.)
 As reported......................................                        14.45
 Adjusted pro forma...............................                        14.46

 Earnings per share:  Diluted (in Rs.)
 As reported......................................                        13.77
 Adjusted pro forma...............................                        13.77

15.1.7 The fair value of the options was estimatedthe using the Black Scholes options pricing model, with the following assumptions:

                                             -----------------------------------
                                              ICICI Limited          ICICI Bank
                                             -----------------------------------
 Dividend yield............................            6.5%                0.7%
 Expected life.............................        10 years            10 years
 Risk free interest rate...................           10.3%               10.3%
 Volatility................................           30.0%               30.0%

16        Segmental disclosures and related information

Segmental disclosures

16.1.1 The varied banking and finance activities of ICICI are carried out by a number of legal entities. Thus, while the parent company focuses primarily on medium-term and long-term industrial financing, other activities such as commercial banking, investment banking, retail distribution, broking and venture capital activities are conducted by fully or majority owned subsidiaries. Each subsidiary focuses on specific activities.

16.1.2 Accordingly, management has identified each of these legal entities as operating segments. Based on business volumes, revenues, income and asset size, management considers industrial financing, commercial banking and investment banking as reportable segments.

16.1.3 The industrial financing segment (ICICI Limited) provides medium-term and long-term project and infrastructure financing, securitization and factoring and lease financing. The commercial banking segment (ICICI Bank Limited) provides working capital finance and foreign exchange services to clients. Further, it provides deposit and loan products to retail customers. The investment banking segment (ICICI Securities and Finance Company Limited) deals in the debt, equity and money markets and provides corporate advisory products such as mergers and acquisition advice, loan syndication advice and issue management services.

                                 ICICI LIMITED

16.1.4    The profit and loss of the reportable segments is set out below:

                                      Industrial financing                 Commercial banking                Investment banking
                                ----------------------------------------------------------------------------------------------------
                                                                        Year ended March 31,
                                ----------------------------------------------------------------------------------------------------
                                   1998       1999        2000        1998        1999       2000         1998      1999      2000
                                ----------------------------------------------------------------------------------------------------
                                                                (in millions)

 Revenues from external
 customers

 Interest revenue...............Rs. 51,234  Rs.63,885   Rs.70,603   Rs. 2,62   Rs. 5,471   Rs. 8,434   Rs. 1,001  Rs.1,384  Rs.2,176
 Other revenue..................     4,033      3,987       6,264        635         844       1,718         514       338       722
 Revenues from other operating

 Interest revenue...............       223        410         498         --          --          --          36       123       181
 Other revenue..................       210        144         118         24           11         41          27        26        36
                                ----------------------------------------------------------------------------------------------------
 Total revenue..................    55,700     68,426      77,483      3,280       6,326      10,193       1,578     1,871     3,115

 Interest expense...............    39,991     52,800      59,840      1,757       4,255       6,656         698     1,103     1,467
 Depreciation ..................       181        276         330        145         175         201          24        24        18
 Provision for credit losses....     4,302      5,497       5,847        294         465         427         162       106        76
 Other expenses.................     1,752      2,423       3,710        501         625       1,128         457       343       383
                                ----------------------------------------------------------------------------------------------------
 Income before taxes............     9,474      7,430       7,756        583         806       1,781         237       295     1,171
 Income tax expense.............     1,194        834         890        171         201         379          60        97       401
 Gains on extinguishment of
  of debt, net of tax...........        --        292          --         --          --          --          --        --        --
 Effect of change in accounting
  principle.....................        --         --         249         --          --          --          --        --        --
                                ----------------------------------------------------------------------------------------------------
 Net income.....................Rs.  8,280  Rs. 6,888   Rs. 7,115   Rs.  412   Rs.   605   Rs. 1,402   Rs.   177  Rs.  198  Rs.  770
                                ====================================================================================================

16.1.5    A listing of certain assets of reportable segments is set out below:


                                            Industrial financing    Commercial  banking     Investment banking
                                            --------------------------------------------------------------------
                                                                         At March 31,
                                            --------------------------------------------------------------------
                                               1999       2000        1999        2000        1999        2000
                                            --------------------------------------------------------------------
                                                                        (in millions)
 Property and equipment.....................Rs. 6,186   Rs. 8,986   Rs. 1,629   Rs.  2,097  Rs.  152   Rs.   130
 Investment in affiliate....................      244         264          --           --        --          --

16.1.6 Transactions between reporting segments are at arms-length and are accounted similar to transactions with external parties.

16.1.7 A reconciliation between the segment revenues and consolidated totals of ICICI is set out below:

                                   Total revenue                       Income before taxes                Net income
                         -----------------------------------------------------------------------------------------------------
                                                               Year ended March 31,
                         -----------------------------------------------------------------------------------------------------
                            1998      1999        2000          1998        1999        2000     1998         1999      2000
                         -----------------------------------------------------------------------------------------------------
                                                            (in millions)
Industrial financing.....Rs.55,700   Rs.68,426  Rs.77,483    Rs.9,474   Rs. 7,430    Rs. 7,756   Rs.8,280   Rs.6,888  Rs.7,115

Commercial                   3,280       6,326     10,193         583         806        1,781        412        605     1,402
Investment banking.........  1,578       1,871      3,115         237         295        1,171        177        198       770
Other operating segments....  .375         748      1,538          97         207          783         76        145       420
Eliminations...............   (677)       (936)    (1,795)       (155)       (318)        (376)      (155)      (318)     (376)
                         -----------------------------------------------------------------------------------------------------
Total....................Rs.60,256   Rs.76,435  Rs.90,534   Rs.10,236    Rs.8,420    Rs.11,115   Rs.8,790   Rs.7,518  Rs.9,331
                         =====================================================================================================

                                 ICICI LIMITED

16.1.8 A reconciliation between the segment assets and consolidated totals of ICICI is set out below:

                                                   At March 31,
                                     --------------------------------------
                                           1999                    2000
                                     --------------------------------------
                                            (in millions)
Industrial financing..............    Rs.  571,579             Rs. 641,994
Commercial banking................          74,293                 130,416
Investment banking................          15,109                  23,254
Other operating segments..........           3,402                   3,907
Eliminations......................         (11,038)                (18,887)
                                     --------------------------------------
Total.............................    Rs.  653,345             Rs. 780,684
                                     ======================================

Geographic distribution

16.1.9 The business operations of ICICI are largely concentrated in India. Activities outside India are restricted to resource mobilization in the international markets. Accordingly, the entire revenue, assets and net income are attributed to Indian operations.

Major customers

16.1.10 ICICI provides banking and financial services to a wide base of customers. There is no major customer which contributes more than 10% of total revenues.

17        Related parties

17.1.1 ICICI has advanced housing, vehicle and general purpose loans to employees, bearing interest ranging from 3.5% to 6%. The tenure of these loans range from 5 years to 25 years. The loans are generally secured by the assets acquired by the employees. Further, a subsidiary has advanced loans at 16% to its employees for purchase of its equity shares. Employee loan balances outstanding at March 31, 2000, of Rs. 773 million (1999: Rs. 781 million) are included in other assets.

17.1.2 The estimated fair value of such loans at March 31, 2000 amounts to Rs. 339 million (1999: Rs. 343 million). These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgement is required to develop the estimates of fair value. Thus, the estimates provided herein are not necessarily indicative of the amounts that the Company could realize in the market.

18        Commitments and contingent liabilities

18.1.1 ICICI is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature which have been committed. At the balance sheet date, work had not been completed to this extent. Estimated amounts of contracts remaining to be executed on capital account, aggregated Rs. 808 million at March 31, 2000 (1999: Rs. 295 million).

18.1.2 Various tax-related legal proceedings are pending against ICICI. Potential liabilities, if any, have been adequately provided for, and management does not estimate any incremental liability in respect of legal proceedings.

                                 ICICI LIMITED

18.1.3 ICICI has commitments under long-term operating leases principally for premises and automated teller machines. Lease terms for premises generally cover a period of nine years. The following is a summary of future minimum lease rental commitments at March 31, 2000, for non-cancelable leases:

 Lease rental commitments for the year ending March 31,           (in millions)
 2001................................................................Rs.   90
 2002................................................................     100
 2003................................................................     108
 2004................................................................     115
 2005................................................................     125
 Thereafter..........................................................     271
                                                                     --------
 Total minimum lease commitments.....................................Rs.  809
                                                                     ========
19        Future impact of new accounting standards

19.1.1 In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Standards (SFAS) No.133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued SFAS No.137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No.133, which delayed the effective date of SFAS No.133 to fiscal periods beginning after June 15, 2000. The future impact of SFAS No.133 on the financial statements of ICICI is not estimated to be material.

20        Year 2000

20.1.1 To date, the Company has not encountered any material Year 2000 issues concerning its respective computer programs. The Company's plan for the Year 2000 included replacing or updating existing systems (which were not Year 2000 compliant), assessing the Year 2000 preparedness of customers and counterparties and formulating a contingency plan to ensure business continuity in the event of unforeseen circumstances. All costs associated with carrying out the Company's plan for the Year 2000 problem have been expensed as incurred.

For and on behalf of the Board

N. VAGHUL
Chairman


K.V. KAMATH
Managing Director & CEO

LALITA D. GUPTE
Joint Managing Director & COO

S.H. BHOJANI                   SHALINI S. SHAH     JYOTIN MEHTA
Deputy Managing Director       General Manager     Joint General Manager &
                                                   Company Secretary

Mumbai, April 28, 2000