Form 20-F
period 2001-06-30
ICICI LTD
filed 2001-09-28
CIK 1092947

UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 20-F

[ ] (Mark One) Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended March 31, 2001

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from _____________ to
     _____________

                         Commission File Number 1-14954


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

                           American Depositary Share
        each represented by 5 Equity Shares, par value Rs. 10 per share.
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.
                                 Not Applicable
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 785,344,448 Equity Shares

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 month (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                 Yes  X                                No
                     ---                                  ---

Indicate by check mark which financial statement item the registrant has elected to follow.

           Item 17                                   Item 18  X
                  ---                                        ---

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Cross Reference Sheet......................................................... 3
Certain Definitions .......................................................... 5
Forward-Looking Statements.................................................... 6
Exchange Rates................................................................ 7
Risk Factors.................................................................. 8
Business
     Overview.................................................................22
     History .................................................................23
     Shareholding Structure and Relationship with the Government of India.....24
     Our Strategy.............................................................26
     Overview of Our Products and Services....................................29
     Corporate Banking Activities.............................................29
     Retail Banking Activities................................................36
     Client Coverage..........................................................39
     Distribution Network.....................................................40
     Investments..............................................................42
     Technology...............................................................45
     Competition..............................................................48
     Other Activities.........................................................49
     Subsidiaries and Affiliates..............................................51
     Risk Management..........................................................54
     Loan Portfolio...........................................................70
     Impaired Loans...........................................................72
     Funding .................................................................81
     Properties...............................................................85
     Legal and Regulatory Proceedings.........................................86
     Employees................................................................87
Selected Consolidated Financial and Operating Data............................89
Operating and Financial Review and Prospects..................................94
Management ..................................................................126
Related Party Transactions...................................................141
Overview of the Indian Financial Sector......................................143
Supervision and Regulation...................................................154
Exchange Controls............................................................163
Market Price Information.....................................................165
Restriction on Foreign Ownership of Indian Securities........................168
Dividends ...................................................................171
Taxation.....................................................................172
Use of Proceeds..............................................................178
Presentation of Financial Information........................................179
Additional Information.......................................................180
Index to US GAAP Consolidated Financial Statements...........................F-1
Exhibit Index

                             CROSS REFERENCE SHEET



   Form 20-F           Item Number and Caption                            Location                        Page
   ---------           -----------------------                            --------                        ----

Part - I
1                 Identity of Directors, Senior      Not applicable
                     Management and Advisers

2                 Offer Statistics and Expected      Not applicable
                     Timetable

3                 Key Information                    Exchange Rates....................................        7
                                                     Risk Factors......................................        8
                                                     Selected Consolidated Financial and
                                                        Operating Data.................................       89

4                 Information on the Company         Business..........................................       22
                                                     Operating and Financial Review and
                                                        Prospects .....................................       94
                                                     Overview of the Indian Financial Sector...........      143
                                                     Supervision and Regulation........................      154
                                                     Note 25 to ICICI's US GAAP Consolidated
                                                        Financial Statements...........................     F-31

5                 Operating and Financial            Operating and Financial Review and
                     Review and Prospects               Prospects......................................       94

6                 Directors, Senior                  Management .......................................      126
                    Management and Employees         Business--Employees...............................       87

7                 Major Shareholders and             Business--Shareholding Structure and
                    Related Party Transactions          Relationship with the Government of India......       24
                                                     Related Party Transactions........................      141

8                 Financial Information              Report of Independent Auditors on ICICI's
                                                        US GAAP Consolidated Financial
                                                        Statements.....................................      F-2
                                                     ICICI's US GAAP Consolidated Financial
                                                        Statements and the notes thereto...............      F-3

9                 The Offer and Listing              Market Price Information..........................      165

10                Additional Information             Exchange Controls.................................      163
                                                     Restriction on Foreign Ownership of Indian
                                                        Securities.....................................      168
                                                     Dividends.........................................      171
                                                     Taxation..........................................      172
                                                     Additional Information............................      180





   Form 20-F           Item Number and Caption                            Location                        Page
   ---------           -----------------------                            --------                        ----

11                Quantitative and Qualitative       Business--Risk Management-Quantitative
                     Disclosures about Market           and Qualitative Disclosures about Market
                     Risk                               Risk...........................................       61

12                Description of Securities          Not applicable
                     Other than Equity Securities

Part - II
13                Defaults, Dividend                 Not applicable
                     Arrears and
                     Delinquencies

14                Material Modifications to the      Use of Proceeds...................................      178
                     Rights of Security Holders
                     and Use of Proceeds


Part - III
18                Financial Statements               Report of Independent Auditors on ICICI's
                                                        US GAAP Consolidated Financial
                                                        Statements ....................................      F-2
                                                     ICICI's US GAAP Consolidated Financial
                                                        Statements and the notes thereto. .............      F-3

19                Exhibits                           Exhibit index and attached exhibits

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

     Our consolidated subsidiaries at and for the year ended March 31, 2001 did not include ICICI Bank Limited, ICICI's former commercial banking subsidiary. Effective March 10, 2001, ICICI Bank acquired Bank of Madura Limited, an old private sector bank in India, in an all stock merger and, as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, ICICI reduced its interest in ICICI Bank to 46.4% through sales of equity shares in the Indian secondary markets to institutional investors. This was in line with the Reserve Bank of India's directive that ICICI reduce its interest in ICICI Bank to not more than 40.0%. As a result of the foregoing, ICICI Bank ceased to be a subsidiary of ICICI as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which our majority ownership in ICICI Bank was deemed to be temporary. Consequently, the financial statements for fiscal 2001 and fiscal 2000 are not strictly comparable. Further, during the first five months (April to August) of fiscal 2002, ICICI sold another 0.4% equity interest in ICICI Bank in the Indian secondary markets to institutional investors. At August 31, 2001, ICICI held a 46.0% interest in ICICI Bank. See "Business - History" for a discussion of the various corporate structuring alternatives that ICICI is considering as part of its efforts to transform itself into a universal bank.

                           FORWARD-LOOKING STATEMENTS

We have included statements in this annual report which contain words or phrases such as "will", "aim", "will likely result", "is likely", "are likely", "believe", "expect", "will continue", "will achieve", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "target", "outlook", "project", "should", "could", "may", "can", "will pursue" and similar expressions or variations of such expressions, that are "forward-looking statements". Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to successfully implement our strategy, future levels of impaired loans including restructured loans, our growth and expansion, growth of the Indian retail financial services market, the adequacy of our allowance for loan and investment losses, technological changes, the market acceptance of and demand for Internet banking services, investment income, cash flow projections, the outcome of any legal or regulatory proceedings we are party to, the future impact of new accounting standards, our ability to implement our dividend policy and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

     In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to: general economic and political conditions in India, south east Asia, and the other countries which have an impact on our business activities or investments, political or financial instability in India or any other country caused by the terrorist attacks in the US in September 2001, any anti-terrorist attacks by the US, a US-led coalition or any other country or any other acts of terrorism world-wide, the monetary and interest rate policies of India, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India, regional or general changes in asset valuations, our possible conversion into a universal bank and the ability to integrate any recent or future mergers or acquisitions. For further discussion on the factors that could cause actual results to differ, see the discussion under "Risk Factors" contained in this annual report. We undertake no obligation to update any of our forward-looking statements.

                                 EXCHANGE RATES

     Fluctuations in the exchange rate between the Indian rupee and the US dollar will affect the US dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of the ADSs in the United States. These fluctuations will also affect the conversion into US dollars by the depositary of any cash dividends paid in Indian rupees (rupees) on the equity shares represented by ADSs.

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

     The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate:

Fiscal Year                                     Period End(1)   Average(1)(2)
--------------------------------------------------------------------------------

1997............................................    35.88           35.70
1998............................................    39.53           37.37
1999............................................    42.50           42.27
2000............................................    43.65           43.46
2001............................................    46.85           45.88
2002 (through September 21, 2001)...............    48.08           45.66

Month                                                High            Low
--------------------------------------------------------------------------------
March 2001......................................    46.85           46.53
April 2001......................................    47.07           46.58
May 2001........................................    47.06           46.83
June 2001.......................................    47.09           47.00
July 2001.......................................    47.21           47.11
August 2001.....................................    47.19           47.11
-------------
(1) The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our consolidated financial statements.
(2) Represents the average of the noon buying rate on the last business day of each month during the period.

     Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated above, or at all. Except in certain sections which are based on publicly available data, all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 30, 2001. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 30, 2001 was Rs. 46.85 per US$ 1.00. The noon buying rate on September 21, 2001 was Rs. 48.08 per US$ 1.00. The exchange rates used for convenience translations differ from the actual rates used in the preparation of our consolidated financial statements.

                                  RISK FACTORS

     You should carefully consider the following risk factors as well as the other information contained in this annual report in evaluating us and our business.

Risks Relating to India

     A slowdown in economic growth in India could cause our business to suffer.

     Our performance and the quality and growth of our assets are necessarily dependent on the health of the Indian economy. The Indian economy has shown sustained growth over the five years ended fiscal 2001 with an average real GDP growth rate of approximately 6.2%, compared to the average real GDP growth rate of 5.8% achieved in the 1980s. However, industrial production in India witnessed lower growth during the years 1997, 1998 and 1999 primarily due to the global downturn in commodity prices, particularly in the man-made fibers, iron and steel and textile sectors. There was a moderate improvement in industrial growth in fiscal 2000. However, industrial growth again declined in fiscal 2001 due to a slowdown in the manufacturing and electricity sectors. Any future slowdown in the Indian economy or future volatility of global commodity prices, in particular oil and steel prices, could adversely affect our borrowers and contractual counterparties. This in turn could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets, our financial performance, our stockholders' equity, our ability to implement our strategy and the price of our equity shares and ADSs.

     A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

     India imports approximately 59.0% of its requirements of crude oil. The sharp increase in global crude oil prices during fiscal 2001 adversely affected the Indian economy in terms of volatile interest and exchange rates. This adversely affected the overall state of liquidity in the banking system leading to intervention by the Reserve Bank of India. Any significant increase in crude oil prices could affect the Indian economy and the Indian banking and financial system. This could adversely affect our business including our ability to grow, the quality of our assets, our financial performance, our stockholders' equity, our ability to implement our strategy and the price of our equity shares and ADSs.

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

     Since 1996, the government of India has changed four times. The most recent parliamentary elections were completed in October 1999. A coalition government led by the Bhartiya Janata Party was formed with A.B. Vajpayee as the prime minister of India. Although the Vajpayee government has continued India's current economic liberalization and deregulation policies, a significant change in the government's policies could adversely affect business and economic conditions in India in general as well as our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     Financial instability in other countries, particularly emerging market countries in Asia, could disrupt our business and cause the price of our equity shares and our ADSs to go down.

     The Indian market and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in past years has affected the Indian economy even though India was relatively unaffected by the financial and liquidity crisis experienced elsewhere. Although economic conditions are different in each country, investors' reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and indirectly, in the Indian economy in general. Any world-wide financial instability could also have a negative impact on the Indian economy. For example, the terrorist attacks in the US in September 2001 are likely to have an adverse effect on the US economy, which could adversely affect the Indian economy. This in turn could negatively impact the movement of exchange rates and interest rates in India, which could adversely affect the Indian financial sector, including us. Any financial disruption could have an adverse effect on our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     If regional hostilities or terrorist attacks increase, our business could suffer and the price of our equity shares and our ADSs could go down.

         India has from time to time experienced social and civil unrest and hostilities with neighboring countries. In recent years, there have been military confrontations between India and Pakistan in the Kashmir region. Currently, there are tensions involving Afghanistan, a neighbor of Pakistan. These hostilities and tensions could lead to political or economic instability in India and a possible adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs. This is important in the current context, as the terrorist attacks in the US in September 2001 have affected the markets all over the world. The possible prolonged battle against terrorism by the US could lengthen these regional hostilities and tensions, thereby affecting the Indian economy as well as our business, our financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     Trade deficits could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     India's trade relationships with other countries can also influence Indian economic conditions. In fiscal 2001, India experienced a trade deficit of Rs.
653.8 billion (US$ 14.4 billion). If trade deficits increase or are no longer manageable, the Indian economy, and therefore our business, our financial performance, our stockholders' equity and the price of our equity shares and our ADSs, could be adversely affected.

     A significant change in the composition of the Indian economy may affect our business.

     The Indian economy is in a state of transition. The share of the services sector of total GDP is rising while that of the agricultural sector is declining. The share of the services sector of total GDP increased to 54.2% in fiscal 2001 from 48.7% in fiscal 1997 and the share of the agricultural sector of total GDP declined to 24.0% in fiscal 2001 from 28.6% in fiscal 1997. It is difficult to gauge the impact of such fundamental economic changes on our business. We cannot be certain that these changes will not have a material adverse effect on our business.

     Financial difficulty and other problems in certain long-term lending institutions and investment institutions in India could cause our business to suffer and the price of our equity shares and our ADSs could go down.

     Unit Trust of India, a large investment institution in India with substantial exposure to equity investments, is currently facing problems due to a significant decline in the market value of its securities portfolio caused by depressed equity capital markets. IFCI Limited, a long-term lending institution in India, is facing financial difficulty due to inadequate capitalization, asset-liability mismatch and deteriorating asset quality. These developments could create adverse market perception about other financial institutions and banks which in turn could adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     The recent down-grading of the sovereign rating of India could cause our business to suffer and the price of our equity shares and our ADSs could go down.

     Standard and Poor's, an international rating agency, has recently adversely revised its outlook from stable to negative on India's "BB-" long-term foreign currency rating. It has also adversely revised its rating from "BBB" to "BBB-" on India's long-term local currency rating. Another international rating agency, Moody's, has also recently adversely revised its outlook from positive to stable on India's "Ba2" long-term foreign currency rating. Moody's has also adversely revised its outlook from positive to negative on India's "Ba2" long-term domestic currency rating. Although the revision in the sovereign rating may not affect our business, we cannot assure you that any further adverse revisions in the sovereign rating will not adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     The recent down-grading of our credit rating by an international rating agency could cause our business to suffer and the price of our equity shares and our ADSs could go down.

     Standard and Poor's, an international rating agency, has recently adversely revised its outlook from stable to negative on ICICI's "BB-" long-term foreign currency rating. Although the revision in our credit rating may not affect our business, we cannot assure you that any further adverse revisions in our credit rating by international and domestic rating agencies will not adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

Risks Relating to Our Business

     We are likely to classify and reserve against impaired loans significantly later than our counterparts in more developed countries, such as the US.

     ICICI identifies a commercial loan as a "troubled debt restructuring" or an "other impaired loan" (collectively referred to as an impaired loan) and places it on a non-accrual basis (that is, ICICI no longer recognizes interest accrued or due unless and until payments are actually received) when it is probable that ICICI will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A commercial loan is also considered to be impaired and placed on a non-accrual basis, when interest is greater than 180 days overdue (typically two interest payments) or principal is greater than 360 days overdue (typically four principal repayments). Effective fiscal 2002, the time period of 360 days overdue for principal repayments will be reduced to 180 days. Delays or shortfalls in loan payments are evaluated along with other factors to determine if a loan should be classified as impaired. This time period of 180 days and 360 days is substantially longer than in more developed countries, like the US, where loans are generally placed on a non-accrual basis when any payment, including any periodic principal payment, is not made for a 90-day period. In India, payments on most loans are on a quarterly basis unlike in more developed countries, like the US, where payments on most loans are on a monthly basis. As a result, we obtain information later than they would in developed countries and this delay in receiving current information may impact the classification of, and reserving against, impaired loans. Consequently, we are likely to classify and reserve against impaired loans significantly later than they would in more developed countries. For a discussion of impaired loans under Indian GAAP, see "Supervision and Regulation--Loan Loss Provisions and Non Performing Assets".

     A large proportion of our loans is project finance assistance, a substantial portion of which is particularly vulnerable to completion risk.

     Long-term project finance assistance is a significant proportion of our asset portfolio, and we expect that it will continue to be a significant proportion of our asset portfolio. The viability of these projects depends upon a number of factors, including completion risk, market demand, government policies and the overall economic environment in India and international markets. We cannot be sure that these projects will perform as anticipated. Over the last several years, we have experienced a high level of impaired loans in our project finance loan portfolio to manufacturing companies as a result of the downturn in certain global commodity markets and increased competition in India. In addition, a significant portion of infrastructure projects financed by us are still under implementation and present risks such as delays in the commencement of operations and breach of contractual obligations by counterparties involved and therefore delays in the project's ability to generate revenues. We have provided project assistance to a large private sector power generation project in the state of Maharashtra. On account of a dispute between the power project and the purchaser, the state electricity board, the project implementation is currently suspended. The matter is currently pending before the Indian courts, while parallel efforts are continuing for an out of court settlement. We believe that based on the current status and the large requirement of power in the state and country, there is no impairment in our assistance. However, we cannot assure that any future impairment of this assistance and such other assistances would not have a materially adverse effect on the quality of our loan portfolio. Our infrastructure project finance loans are largely recent loans and, as a result, asset quality problems may not appear until the future. If a substantial portion of these loans were to become impaired, the quality of our loan portfolio could be adversely affected.

     We have high concentrations of loans to certain customers and to certain sectors and if a substantial portion of these loans were to become impaired, the quality of our loan portfolio could be adversely affected.

     At year-end fiscal 2001, our 20 largest net loans, based on outstanding balances, totaled approximately Rs. 165.9 billion (US$ 3.5 billion), which represented approximately 27.6% of our total net loans outstanding. Our largest single loan outstanding at that date was approximately Rs. 25.0 billion (US$ 534 million), which represented approximately 4.2% of our total net loans outstanding. The largest group of companies under the same management control accounted for approximately 3.9% of our total net loans outstanding. If a substantial portion of these loans were to become impaired, the quality of our loan portfolio could be adversely affected.

     At year-end fiscal 2001, we had extended loans to several industrial sectors in India. At that date, approximately 55.5% of our gross restructured loan portfolio was concentrated in three sectors: textiles (28.5%), iron and steel (16.6%) and man-made fibers (10.4%). At that date, approximately 35.7% of our gross other impaired loan portfolio was concentrated in three sectors: textiles (14.5%), iron and steel (14.1%) and metal products (7.1%). Our total loan portfolio also has a significant concentration of loans in these sectors. These sectors have been adversely affected by economic conditions over the last few years in varying degrees. Although our loan portfolio contains loans to a wide variety of businesses, financial difficulties in these sectors could increase our level of impaired loans and adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     If we are not able to control or reduce the level of impaired loans in our portfolio, our business will suffer.

     Our gross restructured loans represented 6.9% of our gross loan portfolio at year-end fiscal 2001 compared to 3.1% at year-end fiscal 2000. Our gross other impaired loans represented 6.6% of our gross loan portfolio at year-end fiscal 2001 compared to 8.5% at year-end fiscal 2000. Our net restructured loans represented 5.4% of our net loans at year-end fiscal 2001 compared to 1.9% at year-end fiscal 2000. Our net other impaired loans represented 3.3% of our net loans at year-end fiscal 2001 compared to 4.3% at year-end fiscal 2000. Although we believe that our allowance for loan losses is adequate to cover all known losses in our portfolio of assets, the level of our impaired loans is higher than the average percentage of impaired loans in the portfolios of banks in more developed countries. In addition, in absolute terms, our gross impaired loans grew by 23.6% in fiscal 2001, 18.2% in fiscal 2000 and 29.6% in fiscal 1999. The growth in impaired loans can be attributed to several factors, including increased competition arising from economic liberalization in India, a slowdown in industrial growth, a sharp decline in commodity prices, which reduced profitability for certain of our borrowers, and the restructuring of certain Indian companies in sectors such as textiles, iron and steel and man-made fibers. Further, our growth-oriented strategy has involved a significant increase in our loan portfolio. We cannot assure you that there will be no additional impaired loans on account of these new loans.

     A number of factors will affect our ability to control and reduce impaired loans. Some of these, including developments in the Indian economy, movements in global commodity markets, global competition, interest rates and exchange rates, are not within our control. Although we are increasing our efforts to improve collections and to foreclose on existing impaired loans, we cannot assure you that we will be successful in our efforts or that the overall quality of our loan portfolio will not deteriorate in the future. If we are not able to control and reduce our impaired loans, our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs could be adversely affected.

     A significant increase in the level of restructured loans forming part of impaired loans in our portfolio could affect our business.

     Our gross restructured loans increased by 135.5% to Rs. 43.7 billion (US$ 932 million) at year-end fiscal 2001 from Rs. 18.5 billion (US$ 396 million) at year-end fiscal 2000. As a result of the impact of the economic environment on the industrial sector, certain Indian corporations are gradually undergoing a process of restructuring and repositioning. This restructuring process is taking place in several industries such as textiles, iron and steel and man-made fibers. As a result, the level of restructured loans in our portfolio has increased substantially in fiscal 2001. Any further significant increase in restructured loans could cause our business to suffer and our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs could be adversely affected.

     If we are not able to improve our allowance for loan losses as a percentage of impaired loans, the price of our equity shares and our ADSs could go down.

     Our allowance for loan losses on restructured loans represented 26.0% of our gross restructured loans at year-end fiscal 2001. Our allowance for loan losses on other impaired loans represented 51.9% of our gross other impaired loans at year-end fiscal 2001. Although we believe that our allowance for loan losses is adequate to cover all known losses in our asset portfolio, we cannot assure you that there will be no further deterioration in the allowance for loan losses as a percentage of gross impaired loans or otherwise. In the event of any further deterioration in our impaired loan portfolio, there could be an adverse impact on our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     We may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

     A substantial portion of ICICI's loans are secured by real property, including property, plant and equipment. Although it is our practice to lend between 60.0% and 80.0% of the appraised value of this type of collateral security, an economic downturn could result in a fall in relevant collateral values. In India, foreclosure on collateral generally requires a written petition to an Indian court. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years. In the event a borrower makes a reference to a specialized quasi-judicial authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is stayed. We cannot guarantee that we will be able to realize the full value on our collateral, as a result of, among other factors, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral and fraudulent transfers by borrowers. A failure to recover the expected value of collateral security could expose us to a potential loss. Any unexpected losses could adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     We face greater credit risks than banks in developed countries.

     Our principal business is providing financing to our clients, virtually all of whom are based in India. In the past, we have focused our activities on large-scale project finance projects. Increasingly, we are focusing on large corporate customers, many of whom have strong credit ratings, as well as on select middle market companies and individuals. Our loans to middle market companies can be expected to be more severely affected by adverse developments in the Indian economy than loans to large corporations. In all of these cases, we are subject to the credit risk that our borrowers may not pay us in a timely fashion or at all. The credit risk of all our borrowers is higher than in more developed countries due to the higher uncertainty in our regulatory, political, economic and industrial environment and difficulties that many of our borrowers face in adapting to instability in world markets and technological advances taking place across the world. In fiscal 2001, India experienced a slowdown in overall growth, which reduced the profitability of certain of our borrowers. Higher credit risk may expose us to a potential loss which would adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     Our business is particularly vulnerable to volatility in interest rates caused by deregulation of the financial sector in India.

     Over the last few years, the Indian government has deregulated the financial sector, which has increased competition. Before 1991, our operations and profitability substantially reflected our lending at interest rates set by the Indian government and were funded to a large extent by relatively low-cost government guaranteed rupee funds. From August 1991, ICICI was permitted flexibility in setting interest rates on virtually all of the loans it extends. Since 1992, ICICI was also required to raise all its new domestic funds at market rates. These developments have resulted in greater volatility of interest rates and margins for substantially all financial institutions in India, including ICICI. Based on our lending book's asset-liability position at year-end fiscal 2001, our net interest income would decline with an increase in interest rates. Further, in our trading book, the value of our fixed income trading portfolio would decline with an increase in interest rates. The volatility in interest rates could adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

     If we cannot access low-cost funds, our business could suffer.

     ICICI traditionally relied on wholesale funding from institutional sources such as banks, financial institutions and other investment institutions. By comparison, many of our competitors are banks that have a greater proportion of low-cost demand deposits and transaction accounts. As a result, the sources of our funds tend to be higher in cost, more easily affected by external factors such as credit ratings, and subject to greater volatility compared to savings and demand deposits in India. Further, ICICI Bank ceased to be our subsidiary in fiscal 2001 and was deconsolidated as of April 1, 2000. Consequently, our cost of funds could increase due to the absence of the low-cost savings and demand deposits of ICICI Bank. As part of its efforts to transform itself into a universal bank, ICICI is considering various corporate structuring alternatives including the possibility of a merger between ICICI and ICICI Bank and the re-organization of its holdings in its subsidiary companies. In this respect, ICICI has initiated a dialogue with the government of India and regulatory agencies, including the Reserve Bank of India. As of the date of this annual report, no firm proposal for any such action has been approved by the board of directors or the shareholders of either ICICI or ICICI Bank. We cannot guarantee that we will be able to increase or maintain our current levels of funding at competitive rates and any failure to do so could adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     The conversion of ICICI into a universal bank could impact the price of our equity shares and our ADSs.

     As part of its efforts to transform itself into a universal bank, ICICI is considering various corporate structuring alternatives including the possibility of a merger between ICICI and ICICI Bank and the re-organization of its holdings in its subsidiary companies. In this respect, ICICI has initiated a dialogue with the government of India and regulatory agencies, including the Reserve Bank of India. As of the date of this annual report, no firm proposal for any such action has been approved by the board of directors or the shareholders of either ICICI or ICICI Bank. Any corporate action resulting from these discussions would be subject to the approval of the board of directors and shareholders of ICICI and ICICI Bank and necessary statutory and regulatory approvals including from the Reserve Bank of India and the government of India. At this stage, there can be no certainty that any definitive agreement will be reached or that such agreement will be approved by the relevant regulatory agencies. In the event that ICICI Bank and ICICI were to merge, the businesses currently being conducted by ICICI would become subject for the first time to a number of banking regulations under Indian law, including directed lending, maintenance of statutory reserve ratios and higher effective income tax rates. These regulatory changes will impact the profitability of the combined businesses in any new universal bank. The combined universal bank will have a different mix of assets and funding sources than the two separate companies. The impact of the statutory reserve ratios, which requires that a significant portion of an Indian bank's liabilities be held in Indian government securities, may increase market risk in a combined universal bank. The income, profitability and market risk profile of any merged universal bank may therefore be adversely affected by the impact of these regulatory requirements. This may result in lower income in the initial years after conversion.
Any combined universal bank may not be able to maintain the business, growth and financial performance of the two separate companies and any failure to do so could adversely affect the price of our equity shares and our ADS.

     If we are not able to succeed in our new business areas, we may not be able to meet our projected earnings and growth targets.

     Throughout ICICI's existence, ICICI has primarily been in the business of providing project financing. In recent periods, we have been developing our corporate finance businesses. These businesses are different from our historical project finance business and require new skills in order to succeed. We have also sought to develop our retail banking business with the creation of ICICI Bank in 1994 and our personal financial services group in fiscal 1999. We also recognize that retail banking is a substantially different business than corporate banking and requires very different personnel, skills and infrastructure. Growing our corporate finance and retail businesses is a critical component of our future growth strategy and our projections of earnings.

     We cannot assure you that we have accurately estimated the relevant demand for our new banking products. In particular, we are a new entrant in the retail banking market and existing competition may impede our ability to penetrate this sector. Retail banking could expose us to the risk of financial irregularities by various intermediaries and investors. We cannot assure you that we will be able to master and deliver the skills and management information systems necessary to successfully manage these new businesses. We are also looking at business opportunities in certain sectors of the economy with which we have not traditionally been involved, including the public sector, the agri-business sector and the information technology sector. In addition, we have launched several Internet-based products for our retail and corporate customers including online broking services. We have also recently entered the life insurance business and the non-life insurance business. The life insurance and non-life insurance businesses are expected to require substantial capital in the initial period. We are exploring the possibility of international expansion by leveraging on our home country links and technology competencies in financial services. We are a new entrant in international business and the skills required for this business are different from those for our domestic businesses. We cannot be certain that these new businesses will perform as anticipated. Our inability to grow in new business areas may adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     The success of our Internet-related strategy will depend, in part, on the development of adequate infrastructure for the Internet in India.

     The Internet may not be accepted as a viable commercial marketplace in India for a number of reasons, including inadequate development of the necessary network infrastructure. There can be no assurance that the Internet infrastructure will be able to support the demands of its anticipated growth. Inadequate infrastructure could result in slower response times and adversely affect usage of the Internet generally. If the infrastructure for the Internet does not effectively support growth that may occur, we will not be able to execute our growth strategy for our Internet-related businesses. Our inability to grow in this business area may adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs

     Our business is very competitive and our growth strategy depends on our ability to compete effectively.

     Interest rate deregulation and other liberalization measures affecting the financial sector have increased our exposure to competition. The liberalization process has led to increased access for our customers to alternative sources of funds, such as domestic and foreign commercial banks and the domestic and international capital markets. Our corporate banking business will continue to face competition from Indian and foreign commercial banks. We will also face competition from Indian and foreign commercial banks and non-banking finance companies in the development of our retail business. In addition, as we increasingly raise our funds from market sources, we will face increasing competition for such funds. The Indian financial sector may experience further consolidation, resulting in fewer financial institutions, some of which may have greater resources than us. Our future success will depend upon our ability to compete effectively. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     If we are not able to manage our rapid growth, our business could be disrupted and the price of our equity shares and our ADSs could go down.

     Our asset growth rate has been significantly higher than the Indian GDP growth rate over the last five fiscal years. Our average assets grew 32.0% in fiscal 1999, 23.0% in fiscal 2000 and 18.4% (on a pro-forma basis including ICICI Bank) in fiscal 2001 compared to real GDP growth of 6.6% in fiscal 1999, 6.4% in fiscal 2000 and 5.2% in fiscal 2001. Our growth is expected to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, credit, financial and other internal risk controls. Our inability to manage our growth effectively could have a material adverse effect on our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     If we are not able to integrate our recent acquisitions or any future acquisitions, our business could be disrupted and the price of our equity shares and our ADSs could go down.

     In the last four years, we acquired two non-bank finance companies, ITC Classic Finance Limited and Anagram Finance Limited. In fiscal 2001, we acquired the following software development and services companies based in the United States: Ivory International Inc., Objects Xperts Inc. and Command Systems Inc. We also acquired Ajax Software Solutions Limited, a software development company based in India. Our commercial banking affiliate, ICICI Bank, acquired Bank of Madura, an old private sector bank in India in fiscal 2001.

     As part of its efforts to transform itself into a universal bank, ICICI is considering various corporate structuring alternatives including the possibility of a merger between ICICI and ICICI Bank and the re-organization of its holdings in its subsidiary companies. In this respect, ICICI has initiated a dialogue with the government of India and regulatory agencies, including the Reserve Bank of India. As of the date of this annual report, no firm proposal for any such action has been approved by the board of directors or the shareholders of either ICICI or ICICI Bank.

     We have no understanding, commitment or agreement with respect to any material future acquisition or investment, though we may seek opportunities for growth through future acquisitions. Any future acquisitions may involve a number of risks, including deterioration of asset quality, diversion of our management's attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, some or all of which could have an adverse effect on our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

     Our recent divestment of a partial stake in ICICI Bank and any future dilution of ownership interest in ICICI Bank could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     In May 1994, when ICICI obtained its commercial banking license to establish ICICI Bank, the Reserve Bank of India imposed a condition that ICICI reduce its ownership interest in ICICI Bank in stages, first to not more than 75.0% and ultimately to no more than 40.0%. ICICI has been in discussions with the Reserve Bank of India to determine whether and to what extent it may be required to sell or reduce its interest in ICICI Bank. During fiscal 2001, the Reserve Bank of India reiterated its requirement of a reduction of ICICI's holding in ICICI Bank to 40.0% and advised ICICI to draw up a firm plan for dilution of its stake.

     Effective March 10, 2001, ICICI Bank acquired Bank of Madura Limited, an old private sector bank, in an all stock merger and as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, ICICI reduced its interest in ICICI Bank to 46.4% through sales of equity shares in the Indian secondary markets to institutional investors. As a result of the foregoing, ICICI Bank ceased to be a subsidiary of ICICI as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which our majority ownership in ICICI Bank was deemed to be temporary. Further, during the first five months (April to August) of fiscal 2002, ICICI sold another 0.4% equity interest in ICICI Bank in the Indian secondary markets to institutional investors. At August 31, 2001, ICICI held a 46.0% interest in ICICI Bank.

     As part of its efforts to transform itself into a universal bank, ICICI is considering various corporate structuring alternatives including the possibility of a merger between ICICI and ICICI Bank and the re-organization of its holdings in its subsidiary companies. In this respect, ICICI has initiated a dialogue with the government of India and regulatory agencies, including the Reserve Bank of India. As of the date of this annual report, no firm proposal for any such action has been approved by the board of directors or the shareholders of either ICICI or ICICI Bank. In the event we are unable to convert into a universal bank due to regulatory or other reasons, we would be required to dilute our stake in ICICI Bank to 40.0%. In such an event, we expect that there would be no change in the ICICI group's long-term strategy of operating as a virtual universal bank offering a comprehensive range of financial products and services to wholesale and retail segments. However, there can be no assurance that any further dilution of our stake in ICICI Bank will not adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

     We are involved in a legal proceeding concerning one of our borrowers, which if adversely determined, may have an adverse effect on the results of our operations, financial condition, liquidity and the price of our equity shares and our ADSs.

     In January 2001, the Bank of Nova Scotia Asia Limited and Commerzbank AG filed a claim against ICICI before the English courts in London challenging certain transactions between ICICI and Arvind Mills, a borrower to whom both ICICI and the plaintiffs are lenders. These transactions relate to certain lease, brand-financing and investment agreements between ICICI and Arvind Mills Limited. Such transactions aggregate approximately Rs. 5.7 billion (US$ 122 million). The litigation is in its early stages and as the claims are unparticularized, no estimate of the interest, damages and costs claimed can be quantified currently. ICICI has denied all claims of the plaintiffs and is contesting the jurisdiction of the English courts to hear the matter. The same transaction is also the subject matter of a criminal complaint filed by Commerzbank AG against ICICI and its executive directors (including the former deputy managing director) before the Indian courts. The Indian courts have granted an ad-interim stay of the complaint and the matter has been posted for further hearing.

     Management believes, based on consultation with counsel, that the ultimate resolution of these legal proceedings will not have a material adverse effect on our results of operations, financial condition, or liquidity. However, the final outcome of these legal proceedings cannot be predicted with certainty and we cannot guarantee that the ultimate resolution of these legal proceedings will not have a material adverse impact on our results of operations, financial condition or liquidity, our stockholders' equity and the price of our equity shares and our ADSs.

     Material changes in the regulations which govern us could cause our business to suffer and the price of our equity shares and our ADSs to go down.

     Financial institutions and banks in India operate in a highly regulated environment. The Reserve Bank of India extensively supervises and regulates financial institutions and banks. In addition, these institutions are subject generally to changes in Indian law, as well as to changes in regulation and government policies, income tax laws and accounting principles. The laws and regulations governing the financial institutions and banking sector could change in the future and any such changes could adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

     Significant security breaches could adversely impact our business.

     We seek to protect our computer systems and network infrastructure from physical break-ins as well as security breaches and other disruptive problems caused by our increased use of the Internet. Computer break-ins and power disruptions could affect the security of information stored in and transmitted through these computer systems and network infrastructure. We employ security systems, including firewalls and password encryption, designed to minimize the risk of security breaches. Though we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

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

     Restrictions on withdrawal of ADSs from the depositary facility and redeposit of equity shares in the depositary facility could adversely affect the price of the ADSs.

     An ADS holder who surrenders an ADS and withdraws equity shares may be able to redeposit those equity shares in the depositary facility in exchange for ADSs. In addition, an investor who has purchased equity shares in the Indian market may be able to deposit them in the ADS program. However, in either case, the deposit or redeposit of equity shares may be limited by securities law restrictions and will be restricted so that the cumulative aggregate number of equity shares that can be deposited or redeposited as of any time cannot exceed the cumulative aggregate number represented by ADSs converted into underlying equity shares as of such time. An investor who has purchased equity shares in the Indian market could therefore face restrictions in depositing them in the ADS program. This increases the risk that the market price of the ADSs will be below that of the equity shares. For a discussion of the legal restrictions triggered by withdrawal of ADSs from the depositary facility and redeposit of equity shares in the depositary facility, see "Restriction on Foreign Ownership of Indian Securities".

     Certain shareholders own a large percentage of ICICI's equity shares. Their actions could adversely affect the price of the equity shares and the ADSs.

     ICICI's principal shareholders are the Life Insurance Corporation of India, the General Insurance Corporation of India and its subsidiaries and the Unit Trust of India, each of which is controlled by the Indian government. In addition to a government-nominated director, ICICI has traditionally invited a representative of the Ministry of Industry to be one of its directors. Following the resignation of Mr. Piyush Mankad in June 2001, there is no representative of the Ministry of Industry on ICICI board at present. ICICI also has a director representing the Life Insurance Corporation of India and another director representing the General Insurance Corporation of India. At year-end fiscal 2001, government-controlled entities owned approximately 33.6% of ICICI's outstanding equity shares. As a result of such share ownership, the Indian government will continue to have the ability to exercise influence over most matters requiring approval of ICICI's shareholders, including the election and removal of directors and significant corporate actions. At year-end fiscal 2001, the Unit Trust of India held 6.6% of ICICI's outstanding equity shares. The Unit Trust of India is currently facing problems due to a significant decline in the market value of its securities portfolio. Any substantial sale of our equity shares by the Unit Trust of India could adversely affect the price of our equity shares and our ADSs.

     Conditions in the Indian securities market may affect the price or liquidity of the equity shares and the ADSs.

     The Indian securities markets are smaller and more volatile than securities markets in developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities.

     Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. The Stock Exchange, Mumbai, formerly known as the Bombay Stock Exchange or the BSE, was closed for three days in March 1995 following a default by a broker. In March 2001, the BSE dropped 667 points, or 15.6%. ICICI's stock price on the BSE dropped 15.4% from Rs.104.00 (US$ 2.22) per equity share on March 1, 2001 to Rs. 87.95 (US$ 1.88) per equity share on March 30, 2001. On September 21, 2001, ICICI's stock price on the BSE was Rs.
48.10 (US$ 1.03) per equity share. In March 2001, there were also rumors of insider trading in the BSE leading to the resignation of the BSE president and several other members of the governing board. In the same month, the Calcutta Stock Exchange suffered a payment crisis when several brokers defaulted and the exchange invoked guarantees provided by various Indian banks. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could happen in the future and, if they did, they could affect the market price and liquidity of our equity shares and our ADSs.

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

     Foreign ownership of Indian securities is heavily regulated and is generally restricted. ADSs issued by companies in certain emerging markets, including India, may trade at a discount or premium to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares. One of the conditions set by the Ministry of Finance in its approval to ICICI's ADS offering in September 1999 was that the total foreign equity shareholding in ICICI, by all possible routes, should not exceed 49.0% including existing foreign direct investors, non-resident Indian and overseas corporate body investors, the existing GDR investors, the existing investors in the foreign currency corporate borrowings of ICICI, foreign institutional investors and the holders of the ADSs issued in the offering. As a result of Indian government regulation of foreign ownership, the price of our ADSs could go down.

     Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market price of our ADSs.

     Up to 5.0% of ICICI's issued equity shares may be issued in accordance with ICICI's employee stock option scheme to eligible employees of ICICI and its subsidiaries. Accordingly, ICICI had granted 8,531,250 share options at August 31, 2001. During fiscal 2001, 32,500 share options were exercised and 120,400 share options were forfeited. At year-end fiscal 2001, 462,350 vested share options were exercisable which increased to 1,748,175 share options at August 31, 2001. These issuances, and any future issuance of equity shares, will dilute the positions of investors in the ADSs and could adversely affect the market price of our ADSs.

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

     On an average annual basis, the rupee has declined against the US dollar since 1980. As measured by the Reserve Bank of India's reference rate, the rupee lost approximately 30.8% of its value against the US dollar in the last four years, depreciating from Rs. 36.46 per US$ 1.00 on September 15, 1997 to Rs. 47.70 per US$ 1.00 on September 14, 2001. In addition, in the past, the Indian economy has experienced severe foreign exchange shortages. India's foreign exchange reserves have since increased to US$ 45.4 billion at August 31, 2001.

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

                                    BUSINESS

Overview

     We are a diversified financial services group organized under the laws of India. We offer a wide range of products and services to corporate and retail customers in India through a number of business operations, subsidiaries and affiliates. At year-end fiscal 2001, we had assets of Rs. 740.4 billion (US$
15.8 billion) and stockholders' equity of Rs. 75.9 billion (US$ 1.6 billion). Our net income for fiscal 2001 was Rs. 6.6 billion (US$ 142 million).

     Most of our activities are carried out through ICICI, which accounted for substantially all of our net income and 97.4% of our consolidated assets at year-end fiscal 2001. ICICI is one of the largest of all Indian financial institutions, banks and finance companies in terms of assets. ICICI has:

o a track record of continuous profitability and dividend payments since fiscal 1956; o relationships with a client base of over 2,500 Indian corporations, including some of the 150 largest corporations in India, and a retail base of about 3.5 million bondholders;

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

     The ICICI group provides a wide range of products and services aimed at fulfilling the banking and financial needs of India's corporate and retail sectors. Our business today consists primarily of corporate banking activities, including project finance, corporate finance and working capital finance. In the last six years, we have been offering retail banking services, including taking retail deposits through our commercial banking affiliate, ICICI Bank. In addition to offering retail bonds over the years, we started offering retail credit products in fiscal 1999 and now offer retail credit products such as automobile loans, home loans and other consumer finance products and services. We also engage in a number of advisory, investment and other financial activities and have now entered life insurance and non-life insurance businesses.

     We have consistently used technology to differentiate our products and services from those of our competitors. Our technology-driven products include electronic commerce-based business-to-business and business-to-consumer banking solutions and web broking. Our commercial banking affiliate, ICICI Bank, was the first bank in India to offer Internet banking. ICICI Bank also provides cash management services and mobile phone banking services. To support these technology initiatives, we have set up online real time transaction processing systems. We remain focused on changes in customer needs and technological advances and seek to remain at the forefront of electronic banking in India.

     Our legal name is ICICI Limited but we are known commercially as ICICI. ICICI was incorporated in 1955 under the laws of India as a limited liability corporation. Our principal corporate office is located at ICICI Towers, Bandra-Kurla Complex, Mumbai - 400051, Maharashtra, India and our telephone number is +91 22 6531414. Our agent for service of process in the United States is CT Corporation System and their address is 111 Eighth Avenue, 13th Floor, New York, New York- 10011.

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

     With the liberalization of the financial sector in India in the 1990s, we transformed our business from a development financial institution offering only project finance to a diversified financial services group offering a wide variety of products and services. As India's economy became more market-oriented and integrated with the world economy, we capitalized on the new opportunities to provide a wider range of financial products and services to a broader spectrum of clients. We set up independent operations through the incorporation of subsidiaries and affiliates in the areas of venture capital funding (1988), asset management (1993), investment banking (1993), commercial banking (1994), Internet stock trading (1999), home finance (1999) and insurance (2000). Simultaneously, we began diversifying our funding plans away from complete reliance on government-assisted programs to more market-oriented sources.

     In 1996, ICICI merged into it SCICI Limited, a diversified project finance and shipping finance lender, of which ICICI owned 19.9% (including the conversion of partly-convertible notes of SCICI into equity shares on December 15, 1996), to eliminate overlapping business activities and to create operational efficiencies. In 1997, ICICI acquired ITC Classic Finance Limited, a non-bank finance company focused on retail deposit taking and corporate finance with Rs. 14.0 billion (US$ 299 million) in assets, to create a deposit distribution network, primarily in the eastern part of India. In 1998, ICICI acquired Anagram Finance Limited, a non-bank finance company primarily in the automobile financing sector, which had an asset base of Rs. 9.6 billion (US$ 205 million). This was done to support our entry into the retail asset financing market.

     In May 1994, when ICICI obtained its commercial banking license to establish ICICI Bank, the Reserve Bank of India imposed a condition that ICICI reduce its ownership interest in ICICI Bank in stages, first to not more than 75.0% and ultimately to no more than 40.0%. In fiscal 1998, ICICI reduced its ownership interest to just below 75.0% as required, through a public offering in India. In March 2000, ICICI Bank completed an equity offering in the form of ADSs listed on the New York Stock Exchange for an amount of US$ 175 million. After this offering, ICICI's ownership interest in ICICI Bank was approximately 62.2%. Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector Indian bank, in an all stock merger, and our ownership interest in ICICI Bank reduced to approximately 55.6% after the merger. ICICI has been in discussions with the Reserve Bank of India to determine whether and to what extent it may still be required to sell or reduce its interest in ICICI Bank. During fiscal 2001, the Reserve Bank of India reiterated its requirement of a reduction of ICICI's holding in ICICI Bank and advised ICICI to draw up a firm plan for dilution of its stake. In line with Reserve Bank of India's directive, ICICI reduced its interest in ICICI Bank to approximately 46.4% through sales of equity shares of ICICI Bank in the Indian secondary markets to institutional investors in March 2001. As a result of the foregoing, ICICI Bank ceased to be a subsidiary of ICICI as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which our majority ownership in ICICI Bank was deemed to be temporary. Further, during the first five months (April to August) of fiscal 2002, ICICI sold another 0.4% equity interest in ICICI Bank in the Indian secondary markets to institutional investors. At August 31, 2001, ICICI held a 46.0% interest in ICICI Bank.

     As part of its efforts to transform itself into a universal bank, ICICI is considering various corporate structuring alternatives including the possibility of a merger between ICICI and ICICI Bank and the re-organization of its holdings in its subsidiary companies. In this respect, ICICI has initiated a dialogue with the government of India and regulatory agencies, including the Reserve Bank of India. As of the date of this annual report, no firm proposal for any such action has been approved by the board of directors or the shareholders of either ICICI or ICICI Bank. In the event we are unable to convert into a universal bank due to regulatory or other reasons, we would be required to dilute our stake in ICICI Bank to 40.0%. In such an event, we expect that there would be no change in the ICICI group's long-term strategy of operating as a virtual universal bank offering a comprehensive range of financial products and services to wholesale and retail segments.

     At March 31, 2001, we operated principally through ICICI, 31 subsidiaries and five affiliates including our investment banking subsidiary, ICICI Securities and Finance Company Limited, and our commercial banking affiliate, ICICI Bank. In addition, four venture capital funds were set up in fiscal 2001 and our consolidated financial statements for fiscal 2001 include the operations of these venture capital funds. Together with our subsidiaries and affiliates, we operate as a virtual "universal" bank offering a wide range of products and services to corporate and retail customers in India.

     Under the Indian Companies Act, 1956, ICICI is designated as a public financial institution. This status allows us certain funding advantages, such as greater incentives for commercial banks and non-government provident, superannuation and gratuity funds to invest in certain securities issued by public financial institutions. See "Supervision and Regulation--Public Financial Institution Status".

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

     The following table sets forth, at year-end fiscal 2001, certain information regarding the ownership of ICICI's equity shares.


                                                                     ----------------------------------------
                                                                     Percentage of total  Number of equity
                                                                        equity shares        shares held
                                                                         outstanding
                                                                     ----------------------------------------

Government-controlled shareholders:
  Life Insurance Corporation of India..............................               12.3%           96,314,841
  General Insurance Corporation of India and its subsidiaries......               11.2            88,035,471
  Unit Trust of India..............................................                6.6            52,101,059
  Other government-controlled institutions.........................                3.5            27,856,170
                                                                     ----------------------------------------
Total government-controlled shareholders...........................               33.6           264,307,541
                                                                     ----------------------------------------

Other Indian investors:
  Individual domestic investors (1)................................               10.2            80,188,063
  Bajaj Auto Limited ..............................................                5.5            43,139,760
  Indian corporates and others (excluding Bajaj Auto Limited)......                2.0            15,592,375
  Mutual funds and banks...........................................                0.8             6,288,439
                                                                     ----------------------------------------
Total other Indian investors.......................................               18.5           145,208,637
                                                                     ----------------------------------------
Total Indian investors.............................................               52.1           409,516,178
                                                                     ----------------------------------------

Foreign investors:
  Deutsche Bank, as depositary(2)..................................               32.7           256,414,285
   Foreign institutional investors, foreign banks, overseas
     corporate bodies and non-resident Indians.....................               15.1           118,644,213
                                                                     ----------------------------------------
Total foreign investors............................................               47.8           375,058,498
                                                                     ----------------------------------------
Shares in transit (depositary pool account) (3)....................                0.1               769,772
                                                                     ========================================
                                                                                 100.0%          785,344,448
                                                                     ========================================
-------------

(1) Executive officers and directors as a group held less than 0.1% of the equity shares as of this date.
(2)  Deutsche Bank holds the shares as depositary on behalf of investors of all
     51.28 million ADSs outstanding which are listed on the New York Stock
     Exchange. In September 1999, 32.14 million ADSs were offered in a
     SEC-registered public offering and 19.14 million ADSs were issued following the exchange offer of ICICI's GDRs for its SEC-registered ADSs on a one-for-one basis.
(3) Comprises equity shares which are in the process of being credited to the transferee's account at year-end fiscal 2001.

     The composition of ICICI's board of directors at August 31, 2001 reflects the principal shareholdings held by the government-controlled institutions, the terms of the Indian government's credit and guarantee facilities and the wide public ownership in India. Under the terms of the loan and guarantee facilities provided to ICICI, the government of India is entitled to appoint and has appointed one representative to ICICI's board. In addition to the government-nominated director, ICICI has traditionally invited a representative of the Ministry of Industry to be one of its directors. Following the resignation of Mr. Piyush Mankad in June 2001, there is no representative of the Ministry of Industry on ICICI board at present. The government-controlled insurance companies that are ICICI's largest shareholders, General Insurance Corporation of India and its subsidiaries and Life Insurance Corporation of India, also each have a representative on ICICI's board. Of the remaining 13 directors, the Chairman is the former executive chairman of ICICI, four are executive directors, five independent directors are from a broad range of industrial companies, one is a consultant and two independent directors are professors. See "Management--Directors and Executive Officers".

     ICICI raised US$ 315 million through an offering of 32.14 million ADSs in September 1999. ICICI, like some other Indian companies, had obtained the Ministry of Finance's approval to raise equity in the international markets. It was a condition of the Ministry of Finance's approval for the ADS offering in September 1999 that the total foreign equity shareholding in ICICI, by all possible routes, may not exceed 49.0%, that control must rest with Indian shareholders, that investors in the ADSs may not be granted voting rights and that all of the ADSs will be voted by the depositary in accordance with the direction of the board of directors. In accordance with the conditions stipulated by the Ministry of Finance in its approval of ICICI's offering of ADSs, the depositary has the right to vote on the equity shares represented by the ADSs as directed by ICICI's board of directors so as to keep management control of ICICI in the hands of Indian shareholders. ICICI does not have any agreement with its government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter.

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

     The holding of foreign investors in ICICI increased to 47.8% at year-end fiscal 2001 from 36.6% at year-end fiscal 1998 primarily due to the offering of ADSs in September 1999. The holding of government-controlled shareholders declined to 33.6% at year-end fiscal 2001 from 38.2% at year-end fiscal 1998 and the holding of other Indian investors declined to 18.5% at year-end fiscal 2001 from 23.8% at year-end fiscal 1998.

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

     Focus on Quality Growth Opportunities by:

          Maintaining and Enhancing our Strengths in Corporate Banking

     We have a track record of more than 40 years of providing financial products and services to Indian companies. We enjoy a strong market position in a number of profitable business segments, including the infrastructure and the oil, gas and petrochemicals sectors. We have also established a significant presence in the business of providing non-project finance to leading corporates in India, classified as corporate finance by us. Our focus has been on structured finance including securitization and customized financing structures based on capturing the cash flows generated from the borrower's business. We believe this strategy will help us create a diverse asset base, achieve stable revenues and lower the risk to shareholder returns. We continue to develop our expertise in providing value-added advisory services, such as project structuring, loan and equity syndication, and merger and acquisition services. Our goal is to provide a comprehensive and integrated service to corporate treasurers through our relationship managers. We aim to increase the cross-selling of our products and services and maximize the value of our corporate relationships. With our strong corporate franchise, in-depth knowledge of Indian industry and talented workforce, we believe that we are uniquely positioned to take advantage of this opportunity.

          Building a Strong Retail Franchise

     Retail business forms an integral part of our portfolio diversification strategy. Our business strategy in the retail business has been to build a strong financial services brand, offer a comprehensive range of innovative products and services across the country, using multiple distribution channels and provide efficient customer service. We believe that these initiatives have provided us a distinct competitive advantage in our retail business.

     During fiscal 2001, we continued to consolidate the position of our "ICICI" brand in the Indian financial sector. A strong corporate and product advertisement strategy has created a strong retail identity. Studies by independent market research agencies have shown that the ICICI brand is the number two financial services brand in India in terms of spontaneous advertising recall.

     Our innovations in products and distribution methods, such as the Internet and doorstep service through a wide network of direct marketing agents, have been well-received by the market. We aim to create a customer-centric organization aimed at providing better levels of customer service.

     During fiscal 2001, we made significant investments in setting up a strong retail business architecture, including hiring more skilled employees and direct marketing agents. We believe that these investments have yielded desired results, providing a strong impetus to our growth. During fiscal 2001, we believe that we emerged as a significant player with a nation-wide presence in the retail credit businesses.

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

     To reduce risk, we are in the process of diversifying our loan portfolio towards shorter-term loans to highly-rated corporate customers, structured project finance and retail lending. In addition, we seek to lower the credit risk profile of the loan portfolio through the increased use of financing structures based on a security interest in the cash flows generated from the business of the borrower and increased collateral, including additional security in the form of liquid assets, such as investment securities and readily marketable real property. We also try to mitigate project risk through the allocation of risk to various project counterparties, such as construction contractors, operations and maintenance contractors and raw material and fuel suppliers, by entering into rigorous project contracts with those counterparties. We intend to continue to seek to obtain conservative collateral positions on productive assets, such as property, plant and equipment, over which we would typically secure first lien status.

     Management has placed great emphasis on asset quality and this focus has been institutionalized across the organization, with asset quality parameters being a key factor in employee performance evaluation. We believe that our adoption of US GAAP, including its associated provisioning requirements, embodies a more conservative approach to quantifying loan losses. We believe we are the market drivers in India in achieving early settlements with troubled borrowers, thus maximizing our cash flows from these loans. Our Special Asset Management Group has the responsibility of taking care of large impaired loans and accounts under watch.

     Use Technology for Competitive Advantages

     We continue to be at the forefront of usage of technology in the financial services sector. Information technology is a strategic tool for our business operations to gain competitive advantage and to improve overall productivity and efficiency of the organization. In addition, we developed our e-commerce strategy to exploit opportunities in the Internet and technology domain by leveraging our core competencies. All our technology initiatives are aimed at enhancing value, offering customer convenience and improved service while optimizing costs.

     We expect to continue with our policy of making substantial investments in technology to achieve a significant competitive advantage. Our subsidiary, ICICI Infotech, currently manages substantially all of our key technology projects.

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

     Attract and Retain Talented Professionals

     We believe a key to our success will be our ability to continue to maintain and grow a pool of strong and experienced professionals. We have been successful in building a team of talented professionals with relevant experience, including experts in credit evaluation, risk management, retail consumer products, technology and marketing. Recruitment is a key management activity led by the Managing Director and Chief Executive Officer of ICICI and we continue to attract graduates from the premier Indian business schools, having recruited 73 such business graduates in fiscal 2001.

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

Overview of Our Products and Services

     The following chart sets forth the existing products and services offered by us, together with our affiliates.


                                            |---------------|
                                            |The ICICI Group|
                                            |---------------|
                                                   |
                   |-----------------------------------------------------------------|
                   |                                                                 |
                   V                                                                 V
          |-----------------|                                               |-----------------|
          |Corporate Banking|                                               | Retail Banking  |
          |-----------------|                                               |-----------------|
                   |                                                                 |
        ----------------------------------------------------             -------------------------------------------------
        |          |            |            |             |             |           |           |           |           |
        V          V            V            V             V             V           V           V           V           V
   |---------| |---------| |---------| |-----------| |------------| |---------| |---------| |---------| |---------| |---------|
   | Project | |Corporate| | Working | | Investment| |   Other    | |   Web   | | Savings | |Consumer | |Insurance| |Insurance|
   | Finance | | Finance | | Capital | |  Banking  | | Activities | | Broking | |         | | Credit  | |  Credit | |         |
   |         | |         | | Finance | |           | |            | |   (1)   | |         | |         | |         | |         |
   |---------| |---------| |---------| |-----------| |- ----------| |---------| |---|-----| |--------|| |---------| |---------|
           |                                                                        |                |
         --|-----------|----------------|                |------------|-------------|-----------|    |
           V           V                V                V            V             V           V    |
|-------------| |--------------| |--------------| |------------| |---------| |---------| |---------| |
|Infrastucture| | Oil, Gas and | |Manufacturing | |   Asset    | |  Bonds  | |Deposits | |Checking | |
|   Finance   | |Petrochemicals| |Sector Finance| | Management | |         | |         | | Accounts| |
|             | |              | |              | |            | |         | |         | |         | |
|-------------| |--------------| |--------------| |------------| |---------| |---------| |---------| |
                                                        |------------|-----------|------------|------------|------------|
                                                        |            |           |            |            |            |
                                                        V            V           V            V            V            V
                                                  |----------| |----------| |----------| |----------| |----------| |----------|
                                                  | Credit   | | Personal | |Automobile| | Home     | |Commercial| | Consumer |
                                                  | Cards    | |  Loans   | |  Loans   | | Loans    | | Vehicle  | |  Durable |
                                                  |          | |          | |          | |          | |  Loans   | |  Loans   |
                                                  |----------| |----------| |----------| |----------| |----------| |----------|

---------
(1) Including the provision of depositary share accounts.

Corporate Banking Activities

     Our corporate banking operations provide a range of products and services to India's leading corporations and growth-oriented, middle market commercial enterprises. This includes project finance in the infrastructure, oil, gas and petrochemicals, and manufacturing sectors, corporate and working capital finance and investment banking services. In addition, we also provide venture capital funding and a range of fee and commission based services, including advisory services, loan syndication, letters of credit, custodial services and corporate risk management services. Our affiliate, ICICI Bank, provides short-term working capital finance and also offers cash management services.

     Consistent with our strategy of diversification, project loans to the manufacturing sector, which are typically more dependent on world economic cycles in various commodities, decreased to 35.1% of ICICI's total loan portfolio at year-end fiscal 2001 from 73.1% at year-end fiscal 1997. Correspondingly, corporate financing, including structured solutions for highly-rated Indian corporate clients, have increased over the same period.

     ICICI's loan portfolio includes not only loans but also financing provided to ICICI's clients through debentures issued by borrowers. In the past few years, an increasing proportion of ICICI's financing has been provided in the form of debentures as we can sell debentures in the Indian secondary markets. We believe that as the secondary debt markets in India become more active, lenders will be able to more easily sell debentures, thereby allowing for better management of mismatches in the maturities of assets and liabilities and providing additional liquidity. The terms and conditions for debentures are generally the same as those for loans.

     The following table sets forth, for the periods indicated, ICICI's gross portfolio by sector and as a percentage of ICICI's total gross portfolio based on the unconsolidated financial statements of ICICI prepared in accordance with Indian GAAP, which is the only basis available. Management believes that these unconsolidated figures provide useful information about trends in the portfolio.


                                                                At March 31,
                         --------------------------------------------------------------------------------------------------
                              1997             1998            1999             2000                 2001
                         --------------------------------------------------------------------------------------------------
                                   % of                % of              % of              % of                       % of
                          Amount   total  Amount      total     Amount   total   Amount   total     Amount   Amount  total
                         --------------------------------------------------------------------------------------------------
                                                               (Indian GAAP)

                                                     (in millions, except percentages)

Infrastructure project
   finance.............. Rs.25,468   8.6%  Rs.51,868   13.8%  Rs.62,639  13.3%  Rs.74,168  13.6% Rs. 86,534  US$1,847  13.5%
Oil, gas and
petrochemicals
   project finance.......   27,287   9.2      32,997    8.8      61,842  13.1      68,816  12.6      53,194     1,135   8.3
Manufacturing sector
   project finance.......  217,745  73.1     219,816   58.3     231,614  49.1     222,455  40.8     223,757     4,776  35.1

Corporate finance........   27,331   9.1      72,292   19.1     114,791  24.4     175,683  32.2     253,989     5,421  39.9

Personal finance.........       --    --         --     --          602   0.1       4,537   0.8      20,395       435   3.2
                         --------------------------------------------------------------------------------------------------
Total ICICI gross
   portfolio............Rs.297,831 100.0% Rs.376,973  100.0% Rs.471,488 100.0% Rs.545,659 100.0% Rs.637,869 US$13,615 100.0%
                         ==================================================================================================

     The following table sets forth, for the periods indicated, ICICI's approvals by sector and as a percentage of ICICI's total approvals. "Approvals" are the aggregate of all financial assistance, which have been approved under ICICI's internal credit approval policies. Approvals include funded assistance such as loans, lease financing, debentures and equity investments and non-funded assistance such as guarantees.


                                                            Year ended March 31,
                         ---------------------------------------------------------------------------------------------------------
                              1997                 1998                1999               2000                   2001
                         ---------------------------------------------------------------------------------------------------------
                                   % of                 % of              % of                 % of                          % of
                          Amount   total      Amount   total     Amount   total      Amount   total     Amount    Amount     total
                         ---------------------------------------------------------------------------------------------------------
                                                                (Indian GAAP)

                                                      (in millions, except percentages)

Infrastructure project
finance.................  Rs.21,767   15.5%  Rs.59,721   24.2%  Rs.71,160    22.0%  Rs.60,132   13.8% Rs.118,755  US$ 2,535    21.2%
Oil, gas and
petrochemicals
   project finance.......    14,554   10.3      25,846   10.5      17,444     5.4      37,372    8.6      10,150        217     1.8
Manufacturing sector
project Finance...........   84,982   60.3      63,705   25.8      61,198    18.9      63,579   14.6      67,602      1,443    12.0

Corporate finance.........   19,535   13.9      97,903   39.5     169,702    52.4     264,779   60.8     322,813      6,890    57.6

Personal finance (1)....         --     --          --     --       4,202     1.3       9,366    2.2      41,600        888     7.4
                         ----------------------------------------------------------------------------------------------------------
Total ICICI approvals... Rs.140,838  100.0% Rs.247,175 100.0%  Rs.323,706   100.0%  Rs.35,228  100.0%    560,920  US$11,973   100.0%
                         ==========================================================================================================

----------------
(1) Includes operations of ICICI Home Finance Company, a wholly-owned subsidiary of ICICI.

         Disbursements are typically made only after all necessary contractual arrangements have been put in place and the borrower has complied with all conditions precedent to disbursement or such conditions have been waived. In project finance, disbursements lag approvals for long periods because they are made in tranches throughout the implementation period of a project. Disbursements include only funded assistance such as loans, lease financing, debentures and, to a lesser extent, equity investments.

         The following table sets forth, for the periods indicated, ICICI's disbursements by sector and as a percentage of total disbursements.


                                                            Year ended March 31,
                         ---------------------------------------------------------------------------------------------------------
                              1997                 1998                1999               2000                   2001
                         ---------------------------------------------------------------------------------------------------------
                                   % of                 % of              % of                 % of                          % of
                          Amount   total      Amount   total     Amount   total      Amount   total     Amount    Amount     total
                         ---------------------------------------------------------------------------------------------------------
                                                                (Indian GAAP)

                                                      (in millions, except percentages)

Infrastructure project
finance.................  Rs.11,805   10.5%  Rs.27,565   17.4%  Rs.14,622     7.6%   Rs.16,059   6.2%  Rs.26,802  US$  572     8.4%
Oil, gas and
petrochemicals
   project finance.......     7,451    6.7      21,327   13.5      11,851     6.2      16,618    6.4       2,359        50     0.7
Manufacturing sector
project Finance...........   74,933   67.0      52,278   33.1      47,778    24.9      37,353   14.5      34,540       737    10.8

Corporate finance.........   17,620   15.8      56,899   36.0     113,798    59.1     181,243   70.2     221,307     4,724    69.3

Personal finance (1)....         --     --          --     --       4,202     2.2       7,084    2.7      34,637       739    10.8
                         ---------------------------------------------------------------------------------------------------------
Total ICICI approvals... Rs.111,809  100.0% Rs.158,069  100.0% Rs.192,251   100.0% Rs.258,357  100.0% Rs.319,645  US$6,823   100.0%
                         =========================================================================================================

----------------
(1) Includes operations of ICICI Home Finance Company, a wholly-owned subsidiary of ICICI.

     Disbursements to the manufacturing sector have decreased over the past five years, as we have consciously increased our exposure to the corporate finance business. This shift in focus is consistent with our goal of diversifying our portfolio.

     Project Finance

     We believe that we are the premier providers of project financing products and services in India. For over 40 years, we have financed a vast majority of the country's largest projects in the private sector. Our project finance activities include medium-term and long-term lending to the manufacturing sector and structured finance to the infrastructure and oil, gas and petrochemicals sectors. Our project finance business consists principally of extending rupee loans to our clients although we do provide financing in foreign currencies. We also provide guarantees to foreign lenders and export credit agencies, on behalf of our clients, typically for large projects in the infrastructure sector. As part of our project finance activities, we have also provided lease financing for a wide range of imported and locally manufactured equipment. Such asset-based financial assistance is usually provided up to 100.0% of the asset's value. We retain ownership rights to the equipment and claim capital allowances on it. As a result of recent regulatory and taxation changes, we may not increase our exposure in the lease financing business.

     ICICI's project finance activities are described below.

          Manufacturing Sector Finance

     Our manufacturing sector financing includes project-based lending to companies in traditional manufacturing sectors, including iron, steel and metal products, textiles, machinery and capital goods, cement and paper. As a result of structural changes to the Indian economy, trade liberalization and the downturn in prices of several major market commodities, many of these industry segments have gone through a period of stress over the last few years. Given our emphasis on improving asset quality in view of the prevailing environment, we have restricted approvals for new projects in the manufacturing sector.

     We are now focusing our lending operations in this sector on those companies that are controlled by entities that have the ability to commit required financial resources, possess the technology and scale necessary to compete globally and demonstrate financial viability through profitability assessments and well-defined business plans. We are also implementing tighter security measures such as security interests in project contracts and escrow accounts to capture cash flows.

     Oil, Gas and Petrochemicals Finance

     In 1996, we created a specialized oil, gas and petrochemicals group to capitalize on the growth in financing opportunities afforded by ongoing deregulation and privatization in these sectors. We believe that our significant in-house expertise in project financing in the areas of oil exploration and production, refineries, pipelines, liquefied natural gas, petrochemicals and fertilizers has enabled us to attain a pre-eminent position in financing this sector. This has been acknowledged by the government of India and the business community and has resulted in our playing a significant role in policy formulation. We believe we are a market leader in financing large private sector projects in the oil production, refining and petrochemicals industries. We have also carried out several advisory mandates in these sectors and have worked out preliminary financing plans and modes of implementation for the proposed refinery projects of leading oil companies in the public sector. With the deregulation in the refinery sector almost complete, we expect new business opportunities in the development of infrastructure for distribution and marketing of petroleum products.

     Infrastructure Finance

     The liberalization and growth of the Indian economy in the 1990s has sharply increased the demand for basic infrastructure services such as power, telecommunications, urban infrastructure and transportation. The absence of adequate basic infrastructure is seen as a major bottleneck to growth in the economy, and future investments required in this sector are expected to be significant. We believe we are well-positioned to finance this anticipated growth due to our in-depth knowledge of the infrastructure sector, our expertise in structuring project finance transactions, our strong relationships with most of the country's leading project sponsors and our ability to commit substantial domestic resources.

     As part of our infrastructure financing strategy, in 1996, we established a specialized group with the objective of capitalizing on the growing business opportunities in the sector. We believe this group is a market leader in terms of the number of infrastructure project finance mandates awarded among those projects that meet our credit risk criteria. We have been appointed lead arranger and project advisor or facilitator in a majority of our mandates and have been actively involved in developing financing structures and techniques. This approach enables us to participate in attractive fee-based business, such as loan syndication, underwriting and advisory services, and also enables us to influence the project development and final project structure to meet our credit risk standards.

     We have structured and lead-managed several innovative and "first time" transactions in the Indian market. These include the first tax-free bond offering by an infrastructure project, credit enhanced by ICICI's guarantee, in fiscal 1999 and the first two major acquisitions in the power sector in fiscal 1999 and 2000. Given the large amount of investment required in the infrastructure sector, the government of India issued policy guidelines over the past few years aimed at encouraging the involvement of the private sector, including the foreign private sector. However, fiscal 2001 saw a limited response to the government of India's efforts to attract private investments in the infrastructure sector. Systemic issues have dissuaded the private sector from investing in the infrastructure sector, particularly in the power sector.

     Significant achievements during fiscal 2001 included the syndication of the debt of, and extensive involvement in the successful completion of, an initial public offering for the first private basic services project in the telecommunications sector. We also achieved successful financial closure of two projects in the private sector (independent power producers) as lead arranger. Our approvals in the infrastructure segment during fiscal 2001 totaled Rs.
118.8 billion (US$ 2.5 billion) and formed 21.2% of our aggregate approvals. Our disbursements in the infrastructure segment during fiscal 2001 totaled Rs.
26.8 billion (US$ 572 million) and formed 8.4% of our aggregate disbursements. We were appointed lead arranger and project advisor in the vast majority of our mandates.

     As a result of our expertise and our leading position in the infrastructure financing market, senior members of our management team have been invited to serve on high-level public policy committees. ICICI's Managing Director and Chief Executive Officer was a member of two sub-groups set up by the Group on Telecom and IT Convergence appointed by the government. One of the sub-groups worked on the resolution of subsisting problems in the telecommunications sector with a view to ensuring expeditious implementation of the New Telecom Policy, 1999. Given the imminent convergence of telecommunications, media and information technology, ICICI, as part of the other sub-group, worked on developing a legislative framework for the Communication Convergence Bill, 2000.

     From May 2001, the activities of oil, gas and petrochemicals finance and infrastructure finance are handled by the Projects Division.

     Corporate Finance and Working Capital Finance

     In line with our strategy to offer our clients a broader range of products and services, since 1996, we have increasingly offered non-project loans and structured finance products to our higher-rated corporate clients. We have expanded our product mix to include a variety of products that are designed to allow our clients to effectively manage their balance sheets and cash flows, mitigate risks and enhance the credit rating of certain of their debt issuances. ICICI has also commenced providing working capital finance to corporate clients. During fiscal 2001, we executed a number of innovative financial transactions including lending against intellectual property rights, brand financing and forward rate agreements for corporate loans. In 1997, we established a dedicated structured products group to offer our clients customized products which can allow them to raise funds at more attractive rates and utilize off-balance sheet funding.

     Our structured products group has focused specifically on the application of securitization techniques to credit enhance our traditional lending products. We believe securitization will be a growth area in India. The securitization market in India is emerging and we are playing a leading role in its growth and development. We have developed expertise in structuring transactions across a variety of asset classes. During fiscal 2001, we applied the process of securitization to several new asset classes including student fee receivables, road toll receivables, employee loans and license fee receivables. We also structured and executed the first two deals in India involving the securitization of oil receivables in fiscal 1999. Our structured products group is also focusing on selling down of our corporate loans to better manage mismatches in the maturities of our assets and liabilities and to provide additional liquidity.

     In a bid to widen our borrower base beyond our traditional clients, we introduced channel financing as a product that allows us to capture lending opportunities in the distribution channel of highly-rated corporate clients. Channel financing involves loans to dealers or suppliers in the distribution channels of our major corporate clients with varying types of credit enhancement from these clients, which minimizes credit risk. We believe this is a profitable business opportunity and being short-term in nature, lowers the risk profile of our portfolio. During fiscal 2001, we broadened channel financing significantly to tap the vendor segment as well.

     As a complement to our corporate finance business, our affiliate, ICICI Bank, provides short-term working capital financing. ICICI Bank's working capital product offerings include cash credit, demand loans, export finance, bills discounting, letters of credit, foreign exchange management services and guarantees. ICICI Bank also offers cash management services to corporate and institutional clients, allowing them to reduce the time period between collections and remittances and thus streamline their cash flows. We believe our existing corporate relationships will enable ICICI Bank to provide working capital products to high growth middle market customers and large companies and also to generate fee-based income. We are therefore focusing our marketing efforts on increasing ICICI Bank's market share in this segment.

     Investment Banking

     We offer investment banking services to Indian corporate customers principally through ICICI Securities, our subsidiary. ICICI Securities provides investment banking services through three main business lines - corporate advisory, fixed income and equities. The clients of ICICI Securities include a range of Indian and foreign corporations and institutional investors. ICICI Securities is a non-bank finance company. For a description of non-bank finance companies, see "Overview of the Indian Financial Sector - Non-Bank Finance Companies".

          Corporate Advisory

     ICICI Securities provides a variety of advisory services, including advice on financing and strategic transactions. ICICI Securities was one of the first Indian investment banks to form a dedicated mergers and acquisitions group to provide a range of services to large and mid-market Indian corporate clients including business valuations, pricing and structuring of transactions, and financial and corporate restructuring. In addition, ICICI Securities provides specialized services such as private equity syndication and privatization advisory services for public sector companies.

          Fixed Income

     ICICI Securities is one of the market leaders in the Indian debt market. In fiscal 2001, ICICI Securities assisted public sector entities, financial institutions and corporates to raise over Rs. 164.0 billion (US$ 3.5 billion) of debt. ICICI Securities is a primary dealer appointed and authorized by the Reserve Bank of India to trade in government securities. As a primary dealer, ICICI Securities is permitted to underwrite the issuance of government securities and treasury bills and act as a market maker in these instruments. ICICI Securities was the first primary dealer to commence activity in interest rate derivative products such as interest rate swaps and forward rate agreements following their introduction by the Reserve Bank of India in July 1999. ICICI Securities is also a leading player in the non-government debt market in India. This activity primarily involves running a proprietary book in various money market instruments.

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

          Venture Capital Funding

     We provide venture capital funding to start-up companies through ICICI Venture Funds Management Company Limited. At year-end fiscal 2001, ICICI Venture managed or advised funds of Rs. 10.3 billion (US$ 220 million). The company focuses on the information technology and healthcare sectors. We believe that ICICI Venture is the leading private equity investor in India, having invested in the maximum number of private equity deals completed in the country to date and having established a track record of successfully exiting from several investments.

          Loan Syndication

     The increasing large size of projects in Indian markets, particularly in the infrastructure sector, has created the need for syndication of loans. We have, over a period, developed an expertise in project appraisal, which is well-recognized by both domestic and international financial institutions. We expect that loan syndication will be an important source of fee income for us. Our syndication capabilities have helped us maintain our market share in arranging finance for large companies.

          Custodial Services

     We have a significant market share as a custodian of overseas depositary banks for depositary receipt issues of Indian companies in the international markets. The total assets held in custody on behalf of our clients, mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors, increased from Rs. 54.1 billion (US$ 1.2 billion) at year-end fiscal 1996 to Rs. 282.8 billion (US$ 6.0 billion) at year-end fiscal 2000. In fiscal 2001, due to depressed market conditions, the value of these assets have declined to Rs. 219.9 billion (US$ 4.7 billion). In addition, ICICI is registered as a depositary participant of National Securities Depositary Limited and Central Depositary Services (India) Limited, the only two securities depositaries operating in India, and provides electronic depositary facilities to investors including retail investors. To facilitate settlement services, we have become the clearing member of clearing agencies of the leading stock exchanges.

          Non-Life Insurance

     Following the deregulation of the insurance sector, private sector companies have been allowed to enter the insurance business. In the non-life insurance sector, we have entered into a joint venture partnership with Lombard Canada Limited. We have a 74.0% interest in this joint venture. Lombard Canada Limited, which is the subsidiary of Fairfax Financial Holdings Limited, is the holding company of the Lombard insurance group of companies. The joint venture company, ICICI Lombard General Insurance Company Limited, obtained the license to conduct general insurance business in August 2001 and since then has commenced operations. The company had no operations at year-end fiscal 2001.

          International business

     We have recently set up an international business division which will be responsible for our international businesses in the retail, corporate and technology areas and for the international alliances required for our domestic businesses. This division seeks to leverage on our home country links and technology competencies in financial services. In view of its importance, the board of ICICI appointed one of its executive directors to manage this business. Accordingly, Ms. Lalita D. Gupte has assumed responsibility for our international business as Joint Managing Director and Chief Operating Officer--International Business.

          Corporate Risk Management Services

     We offer risk management products to our corporate clients both through ICICI and ICICI Bank. Our risk management products are currently limited to foreign currency forward transactions and currency and interest rate swaps for selected approved clients. We believe, however, that the demand for risk management products will grow, and we are building the capabilities to grow this business. We are focusing particularly on setting up the sophisticated infrastructure and internal control procedures which are critical to this business.

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

     We began our retail banking activities by raising deposits from retail customers through ICICI Bank which was created in 1994. ICICI also offers a variety of unsecured redeemable bonds and has built a customer base of about
3.5 million bondholders through the public issue of bonds. In addition, ICICI's affiliate Prudential ICICI Asset Management Company, a joint venture between Prudential Corporation plc of the United Kingdom and ICICI, offers a variety of mutual fund products targeted at this market.

     In recent years, we have taken a number of steps to establish a stronger retail orientation. We offer a wide variety of products through various distribution channels, including physical centers and dedicated franchisees. Over the past three years, we have launched several consumer credit products such as automobile loans, home loans, two-wheeler loans, loans for commercial vehicles and personal loans.

     Our target market includes wage earners, professionals, business persons, self-employed persons and other members of the Indian middle and upper class. We have adopted a focused approach by targeting a selected sub-segment of middle and upper class households based on a variety of parameters including monthly income and residence in selected urban areas. We believe that this sub-segment is currently experiencing an increasing need for financial products and services, which are not readily available to them, and therefore represents an extremely attractive business opportunity for us. Further, we expect our target market to experience continued growth in line with the growth of the Indian economy.

     All of our retail products are marketed under the ICICI brand, which our research indicates is becoming a well-recognized financial services brand. To enhance our brand equity, we have launched a comprehensive brand-building campaign with advertisements in print and television, which resulted in our achieving the second highest spontaneous advertising recall among Indian financial sector brands.

     Retail Savings Products

          Bond Issues

     As part of our strategy to diversify our liability portfolio, we are increasingly targeting the retail investor. ICICI offers a variety of unsecured redeemable bonds to the Indian public. These bonds, which are not insured by any Indian authority, are designed to address various investor needs, such as the need for regular income, liquidity and tax saving. ICICI has built a customer base of about 3.5 million bondholders through regular public issues of unsecured redeemable medium-term and long-term bonds marketed under the brand name of "ICICI Safety Bonds". During fiscal 2001, ICICI completed seven retail bond issues raising approximately Rs. 29.0 billion (US$ 619 million).

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

          Deposit-taking and Checking Accounts

     Since 1994, ICICI Bank has been accepting demand and time deposits. Effective March 10, 2001, ICICI Bank acquired Bank of Madura, in an all stock merger. The merger has given ICICI Bank a larger balance sheet size, extensive geographic reach and over 1.2 million new customer accounts. At year-end fiscal 2001, ICICI Bank had retail deposits of Rs. 100.5 billion (US$ 2.1 billion) compared to Rs. 30.6 billion (US$ 653 million) at year-end fiscal 2000. These retail deposits equaled approximately 61.2% of ICICI Bank's total deposits at year-end fiscal 2001. ICICI Bank currently has over three million customer accounts who are serviced through its network of 389 bank branches and extension counters. All deposits are unsecured liabilities and pay market rates of interest. In India, Indian authorities insure deposits only up to a maximum limit of Rs. 100,000 (US$ 2,134).

          Retail Lending Activities

     In fiscal 1999, we commenced our retail lending activities by offering a select group of consumer loan products in the Indian retail markets--automobile loans, home loans and loans for consumer durable products. We have put together a team dedicated to retail lending activities and currently offer a range of retail asset products, including automobile loans, home loans, personal loans, dealer funding, commercial vehicle loans and loans for consumer durable products. During fiscal 2001, our retail approvals increased 343% to Rs. 41.6 billion (US$ 888 million), from Rs. 9.4 billion (US$ 201 million) in fiscal 2000, while retail disbursements increased 387% to Rs. 34.6 billion (US$ 739 million) from Rs. 7.1 billion (US$ 151 million) in fiscal 2000. Our retail portfolio increased to Rs. 27.1 billion (US$ 579 million) at year-end fiscal 2001 from Rs. 6.7 billion (US$ 143 million) at year-end fiscal 2000. Retail lending activities represented 3.2% of ICICI's gross loans at year-end fiscal 2001 compared to less than 1.0% at year-end fiscal 2000.

          Automobile Finance

     Automobile finance generally involves the provision of retail consumer credit for an average maturity of three to five years to acquire specified new and used automobiles. Automobile loans are secured by lien on the purchased automobile. Within a short span, we have achieved leadership position in the automobile finance segment in terms of incremental business. We have emerged as the financier of choice for as many as 10 car manufacturers in India and have the "preferred financier" status with them. We have a strong external distribution network and a strong in-house team to manage the distribution network which has been instrumental in achieving this leadership position. The total amount of automobile loans disbursed in fiscal 2001 was Rs. 14.6 billion (US$ 312 million) compared to Rs. 2.8 billion (US$ 59 million) in fiscal 2000.

          Home Finance

     Our home finance business involves giving long-term secured housing loans to individuals, and corporations and construction finance to builders. ICICI has formed a 100% subsidiary called ICICI Home Finance Company Limited for this purpose. Currently, these loans are being given to resident and non-resident Indians for the purchase, construction and extension of residential premises and to self-employed professionals for office premises. During fiscal 2001, we obtained the National Housing Bank's approval for refinancing. The total amount of home loans disbursed in fiscal 2001 was Rs.
7.0 billion (US$ 150 million) compared to Rs. 1.7 billion (US$ 37 million) in fiscal 2000.

          Personal Loans

     Personal loans are unsecured loans provided to customers for personal purposes such as higher education, medical expenses, social events and holidays. Several products, including personal loans for doctors, chartered accountants and company executives, were launched during fiscal 2001 for financing the investment requirements of self employed persons. The total amount of personal loans disbursed in fiscal 2001 increased to Rs. 1.2 billion (US$ 25 million) from Rs. 30 million (US$ 1 million) in fiscal 2000.

          Dealer Funding

     We currently fund dealers who sell automobiles, two wheelers, consumer durables and commercial vehicles. The total amount of disbursements for dealer funding in fiscal 2001 was Rs. 8.5 billion (US$ 181 million) compared to Rs.
1.9 billion (US$ 41 million) in fiscal 2000.

          Commercial Vehicle Finance

     ICICI launched commercial vehicle financing during fiscal 2001. Under this business, ICICI funds commercial vehicles and utility vehicles sold through manufacturer-authorized dealers. The finance is for a maximum term of five years through loans, hire purchase agreements or a lease. The total amount of disbursements for commercial vehicles financing in fiscal 2001 was Rs. 2.0 billion (US $ 42 million).

          Consumer Durable Finance

     Our consumer durable finance business involves the financing of home products, such as refrigerators, televisions, washing machines, air conditioners, two-wheeler vehicles and audio equipment. The total amount of disbursements for consumer durable finance in fiscal 2001 was Rs. 701 million (US$ 15 million).

          Credit Cards

     In January 2000, ICICI Bank launched its credit card operations. ICICI Bank is one among a few Indian banks to provide credit card account information through the Internet. As the Indian economy develops, we expect that the retail market will seek short-term credit for personal uses, and ICICI Bank's offering of credit cards will facilitate further extension of our retail credit business. We also expect that as credit usage increases, we will be able to leverage our customer relationships to cross-sell additional retail and consumer-oriented products and services. At year-end fiscal 2001, ICICI Bank had issued 217,023 credit cards.

          Insurance

     We have entered into a joint venture partnership with Prudential plc of the UK for the life insurance business. We have a 74.0% interest in this joint venture. This joint venture company, ICICI Prudential Life Insurance Company Limited, obtained the license to conduct life insurance business in November 2000 and commenced business operations in December 2000. At year-end fiscal 2001, we had a presence in five cities, Chennai, Delhi, Kolkata, Mumbai and Pune, and had approximately 2,100 agents. ICICI Prudential Life Insurance launched five products and sold over 6,350 policies including one group policy in fiscal 2001. The sum assured for the business written during fiscal 2001 was Rs. 1.0 billion (US$ 21 million) with a net premium of Rs. 60 million (US$ 1 million). We have also recently obtained the license to enter the non-life insurance business. See "-Overview of our Products and Services - Corporate Banking Activities--Other Corporate Banking Activities - Non-Life Insurance".

          General

     To build each of the retail lending businesses, we first undertook detailed analysis of the size and potential profitability of these growing markets, and sought the advice of external consultants. After being satisfied with the results of our analysis, we created a back office infrastructure by making use of the capabilities of ICICI Infotech, our information technology subsidiary, which has an established track record in transaction processing. ICICI's acquisition of Anagram Finance has been extremely useful in helping us to establish a strong debt collection mechanism. In each of these businesses, we first established a pilot program in one or two small locations, which allowed us to learn from our first experiences before rolling out our products in major centers. We have also augmented our management teams by hiring experienced personnel, including credit personnel from other leading consumer finance companies. These persons have brought with them significant experience in the consumer finance business and in particular running start-up products in consumer credit operations.

     We believe the demand for consumer credit in India is growing rapidly and, as a result, our retail banking revenue from this sector will increase and help to diversify our loan portfolio. The ICICI brand has begun to achieve strong consumer recognition and together with our intent to expand distribution driven by technology, we expect to build a significant market presence. We believe that our credit appraisal and collection processes will help us minimize risks and that ICICI Infotech's centralized transaction processing capabilities will allow us to provide superior client service.

Client Coverage

     In fiscal 1999, in an effort to improve our client service and improve our profitability, we reorganized our corporate structure and created three client relationship groups--the Major Clients Group, the Growth Clients Group and the Personal Financial Services Group. These relationship groups have been successful in building strong client relationships and creating an effective interface for the entire ICICI group with the Indian corporates, enabling us to generate enhanced business with these clients.

     Our customer-centric focus is now expected to be further sharpened with our creation of a team of dedicated client bankers in May 2001, who can act as a source of superior value in helping clients meet all strategic objectives and thereby build lasting relationships. These client bankers-- called the Client Relationship Group--will work together with credit teams--called the Credit Operations Group--built to capitalize on our strong framework for credit appraisal and execution of fund-based transactions. We believe this framework, as practiced by our Credit Operations Group, creates optimal risk identification, allocation and mitigation and has been successful in minimizing residual risk in our business operations. To tap the business opportunities in public sector units, government and quasi-government agencies including municipal corporations, we formed a dedicated Government and Institutional Group in May 2001. This new client coverage structure, created in May 2001, replaces two client relationship groups formed in fiscal 1999 (i.e., the Major Clients Group and the Growth Clients Group).

     Over the last few years, with liberalization and growth of the Indian economy, there has been an increasing demand for infrastructure services. Accordingly, specialized industry groups have been formed to create sector-specific knowledge and develop expertise in designing limited-recourse project finance transactions and syndication of large funding requirements. We believe that growth in our project finance business will be driven by the increasing demand for structured finance for large projects. As a result, we created the Projects Division in May 2001. Our existing Structured Products Group has played a significant role in our successful entry as a solutions provider for highly-rated customers.

We have integrated the Structured Products Group within the Projects Division in order to combine the expertise of this group with the skills of the Projects Division.

     We established the Personal Financial Services Group in fiscal 1999 to focus on our recent retail banking initiative. This group works in close coordination with ICICI Bank and all group distribution companies. To aid our retail business efforts, we have assembled a team including lateral recruits with significant credit, operations, marketing and sales experience from some of the leading consumer finance companies in India. We are also engaged in a variety of initiatives, including developing the information technology to enhance value, offer customer convenience and improved service while optimizing costs.

Distribution Network

     We, along with our affiliates, deliver our products and services through a variety of distribution outlets ranging from traditional bank branches to automatic teller machines (ATMs) and the Internet. We believe that India's vast geography necessitates a variety of distribution channels to best service our customers' needs. The key components of our distribution network are described below.

     The following table sets forth the principal domestic outlets of the ICICI group and its affiliates.

                                                    At March 31,
                                               -------------------------
                                                1999    2000    2001
                                               -------------------------
Regional offices...............................      4       4        4
Zonal offices .................................      5       5        5
ICICI Bank branches and extension counters.....     64      97      389
ATMs...........................................     70     175      510
ICICI Centers .................................     --      75       92
ICICI Personal Financial Services and
   ICICI Home Finance offices..................     33      33       34
ICICI Prudential Life Insurance offices........     --      --        5

     In addition to the above outlets, we use an agent network of about 16,000 agents and a vast franchisee network covering all major cities in India.

     ICICI Regional and Zonal Offices

     ICICI has four regional offices in the metropolitan cities of Chennai, Delhi, Kolkata and Mumbai and five zonal offices in Ahmedabad, Bangalore, Coimbatore, Hyderabad and Pune. We also have a small development office in Guwahati. Each of our regional and zonal offices is staffed primarily by representatives of our Credit Operations Group, with representatives of the Personal Financial Services Group in each location. Representatives of the Client Relationship Group, which are headquartered at Mumbai, are also located at Chennai, Delhi and Kolkata. These Client Relationship Group personnel have electronic access to information concerning products, pricing and funding costs, credit and risk management and other relevant information. Representatives of the Treasury, which are headquartered at Mumbai, are also located at all the regional and zonal offices.

     ICICI Bank's Branch Network

     ICICI Bank had a branch network of 355 branches and 34 extension counters across several Indian states at year-end fiscal 2001, an increase of 274 branches and 18 extension counters over last year. This was primarily due to the addition of 264 branches pursuant to the merger of Bank of Madura with ICICI Bank effective March 10, 2001. Out of the 355 branches at year-end fiscal 2001, 177 branches (153 branches of Bank of Madura) were present in semi-urban or rural areas in India. Extension counters are small offices primarily within office buildings or on factory premises that provide commercial banking services. ICICI Bank believes that it has achieved the basic geographical spread of its branch network and now proposes to concentrate on consolidating the branch network in the top eight metropolitan cities of India. Prior to opening a branch, ICICI Bank conducts a study in which it assesses the lending potential as well as market demand for deposits. Based on the data on dispersion of households falling within ICICI Bank's target segment, it believes that the eight metropolitan cities of India offer maximum potential for retail banking. Branch locations are largely leased rather than owned.

     ICICI Bank ATMs

     ICICI Bank has the largest network of ATMs in India. ICICI Bank had 510 ATMs at year-end fiscal 2001 and currently has 589 ATMs. Of its 589 ATMs, 166 were located at bank branches and extension counters. The remaining 423 were located at the offices of select corporate clients, large residential developments, airports and major roads in metropolitan cities.

     ICICI Centers

     Given the breadth of India and its geographic diversity, we have decided to augment our branch network with "ICICI Centers". These locations are low-cost, technology driven, stand-alone offices with three or more employees, which act as marketing and service centers. We believe that these centers provide us an efficient and cost-effective distribution network. We believe that the role of these centers is particularly critical in India, because smaller cities, where establishment of a large branch may prove to be uneconomical, account for a significant share of household savings in India.

     The centers are relatively small in size, fully networked, and provide sales, distribution and customer service for a wide range of products from the ICICI group including ICICI bonds, ICICI's treasury products, fixed deposits of ICICI Home Finance and online share trading. In addition, these centers offer other third party investment products like mutual funds, government securities and initial public offerings. Prior to opening an ICICI Center, we conduct a review of the deposit market and the demand for ICICI group's products. With the expansion in our retail credit business, these centers have also become a point of contact for all personal finance products offered by ICICI, though the actual sale of these products is conducted through an agent or broker network. At year-end fiscal 2001, we had 92 ICICI Centers.

     ICICI Bank's Internet Access

     We believe that Internet access and information is key to satisfying the needs of certain customer segments. As a result, we maintain a website at www.icici.com offering generalized information on our products and services. ICICI Bank was the first bank in India to introduce Internet banking through its product "Infinity". "Infinity" allows customers to access all account-related information, perform on-line fund transfers to other ICICI Bank accounts and give account instructions 24 hours a day, seven days a week through ICICI Bank's website. ICICI Bank has also extended its Internet banking channel to allow transactions and bill payment facilities. The number of Internet banking customers increased significantly to about 550,000 at year-end fiscal 2001 from 110,000 at year-end fiscal 2000. We intend to continue to be at the forefront of providing web-based products to our corporate and retail customers.

     ICICI Agent Network

     ICICI sells bonds through a network of about 14,000 agents located throughout India. This network is particularly critical for us in the smaller cities and locations where it is not economical for us to have a physical presence. Our life insurance subsidiary had about 2,100 agents at year-end fiscal 2001.

     ICICI Franchisees

     We have a vast franchisee network spread over all major cities in India. The franchisees deliver our retail credit products. In addition to the ICICI Center network, these agencies help us achieve deeper penetration by offering door-step service to the customer. These agencies market our products on an exclusive basis. All credit and risk management decisions pertaining to any customer are made by us and no agency can extend credit to any customer without our approval. These agencies receive a fee based on the volume of business generated by them.

     ICICI Call Centers

     At year-end fiscal 2001, we had nine physical call centers and eight virtual call centers. The call centers function 24 hours a day and seven days a week and offer a self service option to customers for automated phone banking. In addition, well-trained customer service officers offer personalized services for banking, dematerialized securities, online share trading customers, credit card holders and bondholders. The call centers are also used in product specific marketing campaigns to generate leads which are assigned to the franchisees for fulfillment.

     ICICI Prudential Life Insurance

     ICICI Prudential Life Insurance, our life insurance subsidiary, had a presence in five cities, Chennai, Delhi, Kolkata, Mumbai and Pune, at year-end fiscal 2001.

Investments

     Our investment securities portfolio consists of long-term debt and equity securities denominated in rupees.

     We also hold securities not included as part of the investment securities portfolio. They are:

     o Investments in securities as part of our trading portfolio. Government of India securities and corporate debt securities are a principal component of our trading portfolio. The trading portfolio is discussed in detail in the section "--Risk
          Management--Quantitative and Qualitative Disclosures About Market Risk "; and

     o Investments in debentures as part of our normal financing activities. These securities are on identical terms and conditions as our loans and are treated as part of our loan book for the purpose of asset classification as well as calculating loan concentrations. This portfolio is discussed in detail in the section "--Loan Portfolio".

     Corporate Debt Securities

     As part of our overall policy of acquiring a well-diversified portfolio, we acquire corporate debt securities. Our portfolio of these securities at year-end fiscal 2001 consisted primarily of debentures or bonds issued by Indian corporates and entities owned or controlled by the government of India. Total corporate debt securities in our investment securities portfolio decreased to Rs. 907 million (US$ 19 million) at year-end fiscal 2001 from Rs.
2.7 billion (US$ 57 million) at year-end fiscal 2000 primarily due to the deconsolidation of ICICI Bank in fiscal 2001. Corporate debt securities excluding those of ICICI Bank at year-end fiscal 2000 were Rs. 102 million (US$ 2 million). At year-end fiscal 2001, corporate debt securities were approximately 0.1% of our total assets and 4.5% of our investment securities portfolio.

     Equity Securities

     From time to time, we acquire and hold equity securities. These securities, which typically consist of ordinary shares, are acquired in multiple ways: direct subscriptions, rights issues and by conversion of our performing and to a smaller extent impaired loans into equity. We have also acquired equity securities in connection with underwritings conducted by ICICI and ICICI Securities. A significant portion of these equity positions were acquired at the time of the initial project finance assistance. The decision to invest in equity securities along with project financing activities is an independent business decision to participate in the equity of the company with the intention of realizing capital gains arising out of expected increases in market prices. This decision is taken strictly on a case-by-case basis and there is no correlation between the basis for the lending decision and the reasons for making the equity investment. All of our equity investments, other than in our subsidiaries and affiliates, are made with the intent of holding them for medium-term to long-term periods strictly as portfolio investments.

     Equity securities, forming part of our investment securities portfolio, are considered as publicly traded if they have been traded on a securities exchange within six months of the balance sheet. The last quoted price of such securities is taken and recorded as their fair value. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost and a provision is made for other than temporary diminution. Securities acquired through conversion of loans in a troubled debt restructuring are recorded at the fair value on the date of conversion and subsequently accounted for as if acquired for cash. Venture capital investments are carried at fair value. However, they are generally carried at cost during the first year, unless a significant event occurs that effects the long-term value of the investment. Substantially all venture capital investments were acquired during fiscal 2001.

     Equity securities were 2.3% of our total assets at year-end fiscal 2001, 1.9% at year-end fiscal 2000 and 1.7% at year-end fiscal 1999. Equity securities were 85.1% of our total investment securities portfolio at year-end fiscal 2001 compared to 77.5% at year-end fiscal 2000 and 74.3% at year-end fiscal 1999. As our equity investments are primarily in the nature of long-term investments in start-up projects, returns on such investments generally accrue well after commencement of operations by the projects. A detailed discussion on the valuation of this portfolio is provided in the section on "-Risk Management-Quantitative and Qualitative Disclosures About Market Risk". An Investment Committee of ICICI's board of directors sets the overall policy for divestment of ICICI's equity securities. The Investment Committee has delegated powers to ICICI's executive directors to execute divestments within the overall policy laid down by the Investment Committee. In general, ICICI pursues a strategy of active management of ICICI's long-term equity portfolio to maximize return on investment.

     Securities Holdings

     The following tables set forth, for the periods indicated, the gross unrealized gains and losses within our investment securities portfolio and the amortized cost and fair value of the portfolio by type of investment security.

                                                At March 31, 1999
                                   ---------------------------------------------
                                                Gross       Gross
                                   Amortized unrealized  unrealized     Fair
                                    cost        gain        loss        value
                                   ---------------------------------------------
                                                  (in millions)
Available for sale:
   Government of India securities..Rs.     --  Rs.    -- Rs.      -- Rs.      --
   Corporate debt securities ......     3,851         12          --       3,863
   Equity securities (1) ..........    14,555      1,178      (9,227)      6,506
                                   ---------------------------------------------
Total available for sale...........    18,406      1,190      (9,227)     10,369
                                   ---------------------------------------------
Held to maturity:
   Government of India securities..        --         --          --          --
   Other debt securities...........         1         --          --           1
                                   ---------------------------------------------
Total held to maturity.............         1         --          --           1
                                   ---------------------------------------------
Non-readily marketable equity
  securities (2)...................     4,522         --          --        N.A.
-------------
N.A: Not applicable
(1)  Excludes venture capital investments of Rs. 149 million (US$ 3 million).
(2) Non-readily marketable equity securities represent securities acquired as a part of project financing activities or conversion of loans in debt restructuring and are carried at cost, less any provision for other than temporary diminution.


                                                  At March 31, 2000
                                   --------------------------------------------
                                                Gross      Gross
                                   Amortized unrealized unrealized     Fair
                                    cost        gain      loss        value
                                   --------------------------------------------
                                                  (in millions)
Available for sale:
   Government of India securities.. Rs.   914  Rs.    89  Rs.   --    Rs. 1,003
   Corporate debt securities.......     2,558         34        --        2,592
   Equity securities(1)............    11,326      1,203                  7,553
                                                            (4,976)
                                   --------------------------------------------
Total available for sale...........    14,798      1,326    (4,976)      11,148
                                   --------------------------------------------
Held to maturity:
   Government of India securities..       560         54        --
                                                                            614
    Corporate debt securities......        84         --        --           84
   Other debt securities...........         1         --        --            1
                                   --------------------------------------------
Total held to maturity.............       645         54        --          699
                                   --------------------------------------------
Non-readily marketable
  equity securities (2)............     6,542         --        --         N.A.
-------------------
N.A: Not applicable
(1)  Excludes venture capital investments of Rs. 536 million (US$ 11 million)
(2) Non-readily marketable equity securities represent securities acquired as a part of project financing activities or conversion of loans in debt restructuring and are carried at cost, less any provision for other than temporary diminution.

                                                     At March 31, 2001
                                   --------------------------------------------------------
                                                 Gross     Gross
                                   Amortized  unrealized unrealized
                                     cost        gain      loss           Fair value
                                   --------------------------------------------------------

Available for sale:                                    (in millions)
   Government of India securities.. Rs.  975    Rs.  35  Rs.   --   Rs.  1,010   US$   22
   Corporate debt securities.......      485          4        --          489         10
   Equity securities(1)............   11,821        482    (6,156)       6,147        131
                                   --------------------------------------------------------
Total available for sale...........   13,281        521    (6,156)       7,646        163
                                   --------------------------------------------------------
Held to maturity:
   Government of India securities..    1,088         58         --       1,146         24
   Corporate debt securities.......      418         --        (1)         417          9
   Other debt securities ..........       --         --         --          --         --
                                   -------------------------------------------------------
Total held to maturity.............    1,506         58        (1)       1,563         33
                                   -------------------------------------------------------
Non-readily marketable
    equity securities (2)..........    6,394         --         --        N.A.        N.A.

----------------
N.A: Not applicable
(1)  Excludes venture capital investments of Rs. 4.6 billion (US$ 98 million).
(2)  Non-readily marketable equity securities represent securities acquired as a part of project financing activities or conversion of loans in debt restructuring and are carried at cost, less any provision for other than temporary diminution.

     The following table sets forth, for the period indicated, an analysis of the carrying cost of our investments in corporate debt securities, maturity-wise, and the yields thereon.

                                                                 At March 31, 2001
                                     --------------------------------------------------------------------------
                                                        After 1 year and   After 5 years and
                                       Within 1 year     within 5 years     within 10 years   After 10 years
                                     --------------------------------------------------------------------------
                                      Amount    Yield    Amount    Yield    Amount    Yield   Amount   Yield
                                     --------------------------------------------------------------------------
                                                         (in millions, except percentages)
Corporate debt securities........... Rs.   453    12.1%   Rs. 310     7.0%   Rs. 111    11.1% Rs.  33   11.1%
Other debt securities...............        --     --          --     --          --     --        --     --
                                     ---------         ----------         ----------         --------
Total interest-earning securities... Rs.   453   12.1     Rs. 310    7.0     Rs. 111    11.1  Rs.  33   11.1
                                     ==========        ===========        ===========        =========
Total amortized cost................ Rs.   453     --     Rs. 309     --     Rs. 109     --   Rs.  32     --

Total market value..................       452     --         310     --         111     --        33     --

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

     Building Our Technology Infrastructure

     We were one of the first financial institutions in the country to put in place a nation-wide data communications network connecting all our offices. During fiscal 2000, we implemented an upgraded network across all our locations. By implementing a shared network, which can be used by both corporate and retail businesses, we believe that we can better utilize our network infrastructure at a lower cost. We have a sophisticated data center in Mumbai designed to operate on a 365 day a year, 24 hours a day basis. We have also implemented a series of product specific systems for our retail operations that have allowed us to expedite the processing of our retail products.

     During fiscal 2001, we also set up five physical call centers and eight virtual call centers across the country for effective servicing of all our retail clients. At year-end fiscal 2001, we had nine physical call centers and eight virtual call centers. These centers are equipped with sophisticated telecommunications equipment, including a voice switch, an interactive voice response unit, computer telephony interface, automated call dispatch and state-of-the-art phones and headsets.

     ICICI Infotech

     ICICI Infotech, an ISO 9001 certified company, is our information technology solutions arm and has evolved from being a transaction processing house to an information technology solutions provider with expertise in key technologies like workflow management tools, web technologies and software development.

     During fiscal 2000, the staff of the IT departments of all our group companies were transferred to ICICI Infotech. ICICI Infotech meets IT requirements for the entire ICICI group. This has helped ICICI Infotech in achieving critical mass and enhanced utilization of domain and technical expertise in key areas. It has also resulted in shared networks, common business solutions, the development of common IT policies and procedures and shared expertise on specific projects.

     The three main areas of business for ICICI Infotech are:

          o    software consultancy and development services;

          o IT enabled services like business process outsourcing and call centers; and

          o    IT infrastructure and facilities management services.

     ICICI Infotech focuses on software development relating to the financial sector, web-based technology and real-time software. The services of ICICI Infotech include on-site projects and combined on-site/off-shore delivery mechanisms.

     In April 2000, ICICI Infotech commenced operations in the US through its wholly-owned subsidiary, ICICI Infotech Inc. During fiscal 2001, ICICI Infotech formed ICICI Infotech Pte. Limited, a wholly-owned subsidiary in Singapore, with a view to tap the regional markets for various on-site and off-shore software development and services. The US subsidiary, ICICI Infotech Inc., enhanced its operations in US through the acquisition of Ivory International Inc., Object Xperts Inc., and Command Systems Inc., software development and services companies in the US. With a view to provide expertise in the area of financial services, ICICI Infotech acquired an Indian software product company, Ajax Software Solutions Limited, which was subsequently merged with ICICI Infotech. The above companies were acquired for a total purchase price of Rs.
2.5 billion (US$ 54 million). ICICI Infotech also entered into a joint venture agreement with the Emirates Financial Group, United Arab Emirates to form Tricolor Infotech International Inc., a software development and consultancy and IT infrastructure and facilities management company in Mauritius, to serve the Gulf and North African markets.

     With a view to strengthen the existing relationship with Emirates Bank of United Arab Emirates, ICICI sold approximately 8.0% of its stake in ICICI Infotech to Emirates Bank in fiscal 2001. The sale was made for a consideration of Rs. 576 million (US$ 12 million) realizing capital gains of Rs. 511 million (US$ 11 million).

     ICICI Infotech has applied technology in its business processes to achieve the best operating parameters. It has in place an integrated document imaging and management system for handling investor correspondence and has leveraged technological skills to enable the handling of a large volume of transactions. ICICI Infotech handles all processing requirements arising from our retail business. ICICI Infotech has also leveraged its understanding of information and process management and has built the requisite capabilities to offer information-related services as well as software solutions for transaction processing.

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

     Retail finance portal. Over the past few years, we have built a strong base of retail customers, including ICICI bondholders, ICICI Bank accountholders and retail credit customers. We intend to focus on improving individual customer profitability through cross-selling our comprehensive range of retail products and services to existing customers. With this in mind, we implemented a retail data-warehouse solution and launched "ICICIconnect.com" to offer retail customers access to all their accounts across the ICICI Group.

     Internet banking services - Retail. We believe that Internet banking will provide us with a wide range of potential benefits, including increased revenue, wider market reach, entry into new market opportunities, decreased costs and improved customer retention. ICICI Bank was the first bank to offer Internet-based banking services in India. The number of Internet banking customers increased to over 550,000 at year-end fiscal 2001 from 110,000 at year-end fiscal 2000.

     Corporate finance portal. In November 2000, we launched "ICICImarkets.com" -- a platform for offering corporate products of the entire ICICI group to our clients through a common interface. The offering aims to create a medium for business managers to undertake online transactions through robust and user-friendly transaction engines. Besides providing a complete end-to-end solution to the customer, ICICImarkets provides analytical tools to enable a user to make informed and calculated decisions. We expect ICICImarkets to be a key driver in further deepening our relationship with corporate and banking clients.

     Internet banking services -- Corporate. In August 1999, ICICI Bank launched an Internet banking service, "Corporate Infinity" to deliver a full range of high quality financial services to corporate customers at their offices. This integrated client interface product allows the corporate customers to have a single point of contact for their entire relationship with ICICI Bank.

     Web broking. We launched web broking services through our wholly owned subsidiary, ICICI Web Trade Limited, in April 2000. This service involves online integration of the customer's depositary share account and securities brokerage account with us and the bank account with ICICI Bank. We expect our web broking service to be a key driver in customer acquisition and retention.

     Payment services -- closed-user group. In fiscal 2000, ICICI Bank launched online electronic payment facilities for ICICI group's corporate customers and their suppliers and dealers as a closed group, where the entire group is required to maintain bank accounts with ICICI Bank. ICICI Bank uses the Internet as the delivery platform for this business-to-business electronic commerce product, which is called "i-payments". Under this service, payments from corporate customers to their suppliers and payments from the dealers to corporate customers are made electronically. This service offers a high level of convenience since no physical instruments are required, all transactions are done online and the information may be viewed on the Internet. This product can be customized to meet specific requirements of individual customers, and has permitted the group to build new relationships with leading corporates of India.

     Open payment gateway. In fiscal 2001, we set up a payment gateway, "Payseal", to enable customers to execute financial transactions securely on the Internet using credit cards. The payment gateway has been implemented by Compaq, India and QSI, Australia. We are currently working on extending secure transaction capability to enable business-to-business transactions.

     We formed ICICI Eco-Net Limited to channel our e-commerce and Internet-related initiatives. In order to synergize our venture capital finance, incubation and e-commerce investment activities, the management of ICICI Eco-Net Internet & Technology Fund, ICICI's start-up incubation and e-commerce fund, was merged with ICICI Venture, our venture capital subsidiary. With this realignment, all venture capital activities, namely, the raising and deployment of venture capital resources, are done under ICICI Venture. We believe that the track record built by ICICI Venture and the exemplary incubation and e-commerce capabilities of Eco-Net can be aligned to form a dominant venture capital firm in India.

Competition

     We face strong competition in all our principal areas of business from other long-term lending institutions, Indian and foreign commercial banks, investment banks and other non-bank financial institutions. We believe that our principal competitive advantage over our competitors arises from our long-standing customer relationships, our use of technology, our innovative products and services and our highly motivated and skilled employees. Because of these factors, we believe that we have a strong competitive position in the Indian financial services market. We evaluate our competitive position based on our principal lines of business, project finance, corporate and working capital finance, retail business and investment banking.

     Project Finance

     In project finance, our primary competitors are established long-term lending institutions. In recent years, Indian and foreign commercial banks have sought to expand their presence in this market.

     We believe we have a competitive advantage due to our strong market reputation and expertise in risk evaluation and mitigation and our ability to raise fixed rate long-term funding in the domestic market at competitive rates. We believe that our in-depth sector specific knowledge has allowed us to gain credibility with project sponsors, overseas lenders and policy makers. Our capabilities in understanding risks, policy related issues in the infrastructure and oil, gas and petrochemicals sectors as well as our advisory, structuring and syndication capabilities have been instrumental in making us the preferred lead financier in these areas. According to publicly available data, ICICI's share of total approvals by long-term lending institutions, investment institutions and specialized financial institutions increased from 43.0% in fiscal 2000 to 47.6% in fiscal 2001 and ICICI's share of total disbursements increased from 38.2% in fiscal 2000 to 44.3% in fiscal 2001.

     Corporate Finance and Working Capital Finance

     In corporate finance and working capital finance, we face strong competition from other long-term lending institutions, public sector banks, foreign banks and other new private sector banks. Our principal competition in corporate lending and working capital lending comes from public sector banks, which have built extensive branch networks that have enabled them to raise low-cost deposits and, as a result, price their loans very competitively. Traditionally, foreign banks have been active in providing trade finance and other short-term financing products to the top tier of Indian corporations. Although we are a relatively new entrant to this business, we believe we have a competitive advantage due to our strong corporate relationships, our ability to offer value-added structured products, our ability to use technology to provide innovative products and services and our efficient services and prompt turnaround times.

     Retail Business

     The retail credit business in India is in a relatively early stage of development. As per-capita income levels grow, we expect strong growth in retail lending, particularly in urban centers. In the retail markets, competition is primarily from non-bank finance companies, foreign and Indian commercial banks and housing finance companies. Foreign banks have the product and delivery capabilities but are likely to focus on the upper income segments. By using low-cost multiple channels for product delivery, superior technology, hiring experienced professionals to develop and market products and leveraging on existing retail investors and infrastructure, we expect to gain a significant share in this emerging market.

     Indian commercial banks attract the majority of retail bank deposits, historically the preferred retail savings product in India. ICICI has sought to offset these advantages by using a highly successful marketing campaign which prominently features the ICICI brand name, offering bonds at any time and employing agents to increase investor awareness. ICICI has increasingly benefited from stronger demand from the retail market for its bonds, as a result of these strategies combined with its reputation as a well-managed institution. ICICI will continue to actively use technology to offer new products and win new accounts by offering superior service. ICICI Bank, like other commercial banks, raises retail banking deposits. ICICI Bank has capitalized on ICICI's corporate relationships to gain individual customer accounts through payroll management products such as Power Pay and will continue to pursue a multi-channel distribution strategy utilizing physical branches, ATMs, telephone banking call centers and the Internet to reach customers.

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

Other Activities

     Developmental Activities

     We have played a pivotal role in the development of the Indian financial system. Since the 1970s, ICICI has promoted various entities, which have gone on to play leading roles in the Indian financial system. These entities include the Credit Rating Information Services of India Limited, which pioneered the concept of credit rating in India and is today India's leading credit rating agency; Housing Development Finance Corporation Limited, which is India's largest housing finance company; and The OTC Exchange of India, which is India's first screen-based trading system specializing in smaller companies. ICICI currently holds an equity interest of 11.0% in the Credit Rating Information Services of India Limited and 20.0% in The OTC Exchange of India.

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

     Social Initiatives

     As a corporate citizen, ICICI has endeavored to improve the lives of its fellow citizens and strengthen its bonds with society. ICICI provides financial and technical support to various charitable, educational and social welfare organizations. During fiscal 2001, we consistently supported a diverse range of projects in the focus areas of primary education, infant health at birth and micro financial services. We also rendered our expertise in technology and e-commerce to the social sector by launching "icicicommunities.org". The portal provides access to services in areas such as accounting, computerization, marketing and donor management. In recognition of our strong commitment to social development, we received the "Rio Tinto Award for long-term commitment" from the Secretary of Commonwealth, as part of the "Worldaware Business Awards, 2000". In pursuit of our goals in social development, we will continue to identify and support cost-effective initiatives, capable of large-scale replication, to encourage the progress of the relatively underprivileged sections of society.

     Management Education

     We have also played an important role in setting up and supporting various programs imparting management and technical education. We have also offered our expertise to development financial institutions in developing countries such as Bhutan, Ghana, Nepal, Sri Lanka and Uganda.

     With the objective of establishing a world class business school in India, we joined an initiative of leading Indian corporations and international firms to set-up the Indian School of Business at Hyderabad, India. This business school is affiliated with Northwestern University's J.L. Kellogg Graduate School of Management and the University of Pennsylvania's Wharton School.

Subsidiaries and Affiliates

     We operate through a number of subsidiaries and affiliated companies, including ICICI Securities, our investment banking subsidiary and ICICI Bank, our banking affiliate. At year-end fiscal 2001, all of these subsidiaries and affiliated companies were incorporated or organized in India, except the following 13 companies:

     o    ICICI Securities Holdings Inc., incorporated in the US;

     o    ICICI Securities Inc., incorporated in the US;

     o    ICICI Infotech Inc., incorporated in the US;

     o    ICICI Infotech Pte Limited, incorporated in Singapore;

     o Ivory International Inc., incorporated in the US, which is now merged with ICICI Infotech Inc.;

     o Nova Technology Inc., incorporated in the US, which is now merged with ICICI Infotech Inc.;

     o Command Systems Inc., incorporated in the US, which is now merged with ICICI Infotech Inc.;

     o Command Delaware holdings, LLC, incorporated in the US, which is now merged with ICICI Infotech Inc.;

     o    Command International Holdings LLC, incorporated in Mauritius;

     o    ICICI International Limited, incorporated in Mauritius;

     o    Global Opportunities Fund LLC, incorporated in Mauritius;

     o    Tricolor Infotech International Inc., incorporated in Mauritius; and

     o    TCW/ICICI Investment Partners LLC, incorporated in Mauritius.

         The following table sets forth, for the periods indicated, certain information relating to ICICI's direct subsidiaries and affiliates at year-end fiscal 2001 and includes the four venture capital funds consolidated under US GAAP.

--------------------------------------------------------------------------------------------------------------------
                                                           Direct or       Total        Net worth      Assets at
                                                           indirect      revenue in     at March       March 31,
                       Date of                           shareholding  Fiscal 2001(1)  31, 2001(1)    2001(1)(2)
        Name          formation        Activities          by ICICI
--------------------------------------------------------------------------------------------------------------------
                                                                            (in millions, except percentages)
ICICI Venture Funds  January     Venture capital              100.0%       Rs.    364     Rs.    261   Rs.      339
   Management        1988        management
   Company Limited

ICICI Securities and February    Investment banking            99.9             2,984          2,823         17,619
   Finance Company   1993        activities
   Limited

ICICI Infotech       October     Software consultancy          92.3             1,680            767          4,159
   Services Limited  1993        and development
                                 services; IT enabled
                                 services including,
                                 transaction processing;
                                 IT infrastructure and
                                 facilities management.

                                                                                             (footnotes on Page 53)




--------------------------------------------------------------------------------------------------------------------
                                                           Direct or       Total       Net worth      Assets at
                                                           indirect      revenue in    at March       March 31,
                        Date of                          shareholding  fiscal 2001(1) 31, 2001(1)    2001(1)(2)
         Name          formation       Activities          by ICICI
--------------------------------------------------------------------------------------------------------------------
                                                                            (in millions, except percentages)

ICICI Capital         September  Placing and                   100.0%        Rs.  507     Rs.  109          Rs. 215
   Services Limited   1994       distribution of
                                 liability
                                 products
ICICI West Bengal     December   Developing                     76.0                7           13               15
   Infrastructure     1995       infrastructure projects
   Development                   in the state of West
   Corporation Limited           Bengal

ICICI International   January    Offshore financing            100.0               53           21               29
   Limited            1996       opportunities

ICICI KINFRA          January    Developing                     76.0                9           16               21
   Limited            1996       infrastructure projects
                                 in the state of Kerala

ICICI Personal        March                                    100.0              352          594              649
   Financial          1997       Distribution and
   Services Limited              servicing of retail
                                 asset
                                 products

ICICI                 July       Providing modern              100.0               21           --              327
   Knowledge Park(3)  1998       technology
                                 infrastructure to
                                 domestic and overseas
                                 corporations

ICICI Properties      January    Property                      100.0               11            4              291
    Limited(4)        1999(5)    holding/property
                                 management arm for
                                 real estate owned by
                                 ICICI group

ICICI Realty          January    Property                      100.0               11            4              291
    Limited(4)        1999(5)    holding/property
                                 management arm for
                                 real estate owned by
                                 ICICI group

ICICI Real Estate     January    Property                      100.0               30            6              339
    Company Limited(4)1999(5)    holding/property
                                 management arm for
                                 real estate owned by
                                 ICICI group

ICICI                 April      Trustees for bonds and        100.0               --           --               --
   Trusteeship        1999       to devise schemes for
   Services Limited              raising funds

ICICI Home            May        Home and property             100.0              578          965            7,359
  Finance             1999       financing
    Company Limited

ICICI Web Trade       December   Internet-based broking        100.0              149          198              645
   Limited            1999       services

ICICI Investment      March      Investment manager            100.0               11          106              111
   Management         2000       for mutual funds
    Company

ICICI Prudential Life July 2000  Life insurance business        74.0              127        1,296            1,661
    Insurance
  Company Limited

                                                                                             (footnotes on Page 53)




--------------------------------------------------------------------------------------------------------------------
                                                              Direct or       Total      Net worth     Assets at
                                                               indirect     revenue in    at March     March 31,
                           Date of                           shareholding fiscal 2001(1)31, 2001(1)   2001(1)(2)
          Name            formation        Activities          by ICICI
--------------------------------------------------------------------------------------------------------------------
                                                                             (in millions, except percentages)

ICICI Eco-Net Limited    September  E-commerce and Internet      100.0%     Rs.      8  Rs.     91        Rs. 134
                         2000       related activities

ICICI Lombard            October    General insurance            100.0               --        (13)             17
    General Insurance    2000       business
    Company Limited

ICICI Global             December   Investment company           100.0                7       1,007          1,007
   Opportunities Fund    2000(5)    engaged in high growth
   LLC                              knowledge based sectors

Prudential ICICI         August     Trustee company for           45.0                4           5             11
   Trust Limited         1993       mutual funds

Prudential ICICI         September  Investment manager            45.0              496         668            781
   Asset Management      1993       for mutual funds
   Company Limited

ICICI Bank Limited       January    Commercial banking            46.4           14,160      16,307        220,008
                         1994       activities

TCW/ICICI                April 1995 Asset and fund                50.0               48          28             37
    Investment Partners             management
    LLC

ICICI Information        February   Investment in equity or       96.2               15       1,289          1,290
    Technology Fund      2000       equity-related
                                    securities of early
                                    stage and medium sized
                                    Indian IT companies.

ICICI Equity Fund        March 2000 Investment                   100.0               24       1,355          1,359
                                    predominantly in equity
                                    and equity linked
                                    securities of mid sized
                                    Indian companies.

ICICI Technology         August 2000Investment in equity or      100.0                2          42             42
   Incubator Fund                   equity-related
                                    securities issued by
                                    small, start-up and
                                    early stage unlisted
                                    Indian companies

ICICI Eco-Net Internet   December   Investment in equity or      100.0                1         993            994
    & Technology Fund    2000       equity-related
                                    securities of early
                                    stage, unlisted
                                    internet and technology
                                    companies.

------------------
(1)  All financial information in respect of significant subsidiaries and affiliates, ICICI Securities, ICICI Infotech and ICICI Bank, is in
     accordance with US GAAP. In respect of companies incorporated outside
     India, all financial information has been prepared in accordance with the applicable accounting standards in their countries of incorporation. US dollar amounts for fiscal 2001 have been translated into Rupees using the noon buying rate in effect on March 30, 2001 of US$ 1.00 = Rs. 46.85. All financial information for other subsidiaries and affiliates is in accordance with Indian GAAP.
(2)  Current liabilities and the debit balance in the income statement, if applicable, have been added to assets.
(3)  Not-for-profit entity.
(4)  At June 30, 2001, ICICI group's interest in the equity shares of ICICI
     Properties Limited, ICICI Realty Limited and ICICI Real Estate Company
     Limited was transferred to ICICI Properties Trust.
(5)  Date of acquisition.

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

     In early 1997, ICICI established a central Risk Management Group with a mandate to identify, assess, monitor and manage all our principal risks in accordance with well-defined policies and procedures. The Head of the Risk Management Group reports directly to the Managing Director and Chief Executive Officer. The Risk Management Group coordinates with representatives of our business units to implement our risk methodologies. The Risk Management Group is completely independent of all business operations and is accountable to the Audit Committee of ICICI's board of directors. For a discussion of the Audit Committee, see "Management".

     As shown in the following chart, the Risk Management Group is organized into five sub-groups: Credit Risk Management, Market Risk Management, Analytics, Audit and Retail Risk Management. The Analytics Unit develops proprietary quantitative techniques and models for risk measurement.


             |-------------------|           | ------------------|
             | Managing Director |           | Audit Committee   |
             |       & CEO       |           |  of the Board     |
             |--------|----------|           | ---------|--------|
                      |----------------|----------------|
                                       V
                         |----------------------------|
                         | Head of the Risk Management|
                         |            Group           |
                         |-------------|---------------|
                                       |
      |---------------|----------------|----------------|---------------|
      |               |                |                |             - |
      V               V                V                V               V
|-----------|   |-----------|    |-----------|    |-----------|   |-----------|
|Credit Risk|   |Market Risk|    |Analytics  |    |Audit      |   |Retail Risk|
|Management |   |Management |    |Unit       |    |Department |   |Department |
|Department |   |Department |    |           |    |           |   |           |
|-----------|   |-----------|    |-----------|    |-----------|   |-----------|



o Formulating       o Developing and   o Development of   o Comprehensive      o Approval of
  firm-wide           implementing       proprietary        coverage of          retail
  credit risk         market risk        models for         operational          policies and
  policies and        measurement        risk               risk inherent        procedures
  operational         methodologies      measurement        in all areas of    o Impact of
  guidelines        o Approval of                           business             macro
o Sectoral            all new                             o Initiation of        economic
  analysis and        products                              systems audit in     changes on
  review            o Monitoring                            information          the retail
o Credit portfolio    market risk                           technology-          portfolio
  analysis            exposures                             intensive areas    o Monitoring
                                                                                 and review
                                                                                 of retail
                                                                                 portfolio

     We are increasingly integrating risk management, performance measurement and capital allocation in a comprehensive integrated framework to allow for better understanding of these areas and efficient allocation of economic capital.

     Credit Risk

     In our lending operations, we are principally exposed to credit risk. Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any financial contract with us, principally the failure to make required payments on loans due to us. We currently measure, monitor and manage credit risk for each borrower and also at the portfolio level. We have a structured and standardized credit approval process, which includes a well-established procedure of comprehensive credit appraisal.

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


Committee                    Members                                         Approval Authority
--------------------------------------------------------------------------------------------------------------------
Credit Committee of the      Chaired by an independent director o    All approvals to companies with rating
board of directors           and consisting of a majority of         below BBB- the investment grade as per
                             independent directors.                  ICICI's internal credit rating policy.
                                                                o    All approvals (in practice, generally
                                                                     above the prescribed authority of the
                                                                     Management Committee).
                                                                o    Approvals to a company in which any
                                                                     of ICICI's directors has an interest.

Management Committee         Chaired by the Managing            All approvals above the prescribed authority of
                             Director and Chief Executive       the Executive Committee generally subject to the
                             Officer and consisting of all      following limits:
                             executive directors.               o    Up to 15.0% of ICICI's capital funds(1)
                                                                     to a single entity; and
                                                                o    Up to 30.0% of ICICI's capital funds(1)
                                                                     to a single group of companies.

Executive Committee          Consisting of Senior General       Approvals to existing companies subject to the
                             Managers.                          following  limits:
                                                                o    Up to Rs. 750 million (US$ 16 million)
                                                                     for each company with an internal credit
                                                                     rating of AA and above;
                                                                o    Up to Rs. 500 million (US$ 11  million)
                                                                     for each company with an internal credit
                                                                     rating of A; and
                                                                o    Up to Rs. 250 million (US$ 5 million) for a
                                                                     company with an internal rating of A- or a
                                                                     new project with an internal rating of A- and
                                                                     above.  In all cases, subject to adherence to
                                                                     limits on ICICI's capital funds(1) imposed on the
                                                                     Management Committee as mentioned above.

--------------
(1)  Capital funds consist of stockholders' equity and preferred stock of a maturity of at least 20 years under Indian GAAP.


     The following table sets forth the composition of the committees, approval authority of the committees and the authorized officers of ICICI Bank, our commercial banking affiliate.


       Authorized executives
          and committees                             Members                            Approval authority
------------------------------------ ---------------------------------------- ---------------------------------------
Board of directors.................. All the members on the board of          All approvals (in practice, generally
                                     directors                                above the prescribed authority of the
                                                                              Committee of directors).

Committee of directors.............. Managing Director and Chief Executive    All approvals to companies up to Rs.
                                     Officer and six other directors          400 million (US$ 8.5 million).

Investment Committee................ Executive Director-Wholesale Banking,    All approvals for subscribing to
                                     heads of Corporate Banking, Risk         debentures, preferred stock, bonds
                                     Management, Treasury and the Chief       and commercial paper.
                                     Financial Officer

Management Committee ............... Managing Director and Chief Executive    All approvals up to Rs. 300 million
                                     Officer, Executive Director-Corporate    (US$ 6.4 million).
                                     Banking, Executive Director-Retail
                                     Banking and heads of Corporate Banking
                                     and Risk Management

Executive Committee................. Heads of Corporate Banking,              All approvals for borrowers rated
                                     Operations, Risk Management and Retail   'BBB' and above up to Rs. 150 million
                                     Banking                                  (US$ 3.2 million).
Head of corporate banking...........                                          All ad hoc or additional approvals in
                                                                              existing accounts, with a credit
                                                                              rating of 'BBB' and above, up to 10%
                                                                              of the existing sanctioned limits,
                                                                              subject to a maximum of Rs. 20
                                                                              million (US$ 426,900).
Head of operations..................                                          All ad hoc or additional approvals in
                                                                              existing accounts, handled by the
                                                                              Special Asset Management Group, up to
                                                                              10% of the existing sanctioned
                                                                              limits, subject to a maximum of Rs.
                                                                              10 million (US$ 213,450).

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

     The Credit Risk Management Department is divided into various specialized industry sub-groups. They monitor all major sectors of the economy and specifically follow industries in which we have credit exposure. We respond to any stress in an industrial segment by restricting new credits, attempting where possible to delay, deter or cancel existing commitments to that segment and in all cases monitoring the performance of our borrowers in that segment and taking remedial action as considered necessary. The Reserve Bank of India has stipulated guidelines for exposures to individual borrowers and sponsor groups. See "Supervision and Regulation" for a description of these guidelines.

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

          Corporate Finance Procedures

     Our corporate finance activities are usually restricted to clients with a high investment grade credit rating. As part of the corporate loan approval procedures, we carry out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements and temporary imbalances in liquidity. Our funding of long-term core working capital requirements is assessed on the basis, among other things, of the borrower's present and proposed level of inventory and receivables. In case of corporate loans for other funding requirements, we undertake a detailed review of those requirements and an analysis of cash flows. A substantial portion of our corporate finance loans are secured by appropriate assets of the borrower.

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

          Working Capital Finance Procedures of ICICI Bank

     ICICI Bank provides working capital finance to clients across India. As part of the working capital finance approval process, it carries out a detailed analysis of its borrowers' working capital requirements. Credit limits are approved either by authorized executive officers or by a committee of ICICI Bank's board of directors or by the board of directors depending on the amount of the loan. Once credit limits are approved, ICICI Bank calculates the amounts that can be lent on the basis of monthly statements provided by the borrower and the margins stipulated. Quarterly information statements are also obtained from borrowers to monitor the performance on a regular basis. Monthly cash flow statements are obtained wherever considered necessary. Any irregularity in the conduct of the account is reported to the appropriate authority on a monthly basis. Credit limits are reviewed on an annual basis.

     Working capital facilities are primarily secured by inventories and receivables. Additionally, in certain cases, these credit facilities are secured by personal guarantees of directors, or subordinated security interests in the tangible assets of the borrower including plant and machinery.

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

          Retail Loan Procedures

     Our retail credit products presently include automobile loans, home loans, loans for consumer durable products, commercial vehicles, two wheelers and personal loans. In addition, ICICI Bank offers credit cards, loans against time deposits and loans against shares for subscriptions to initial public offerings of Indian companies.

     The following chart sets forth the organizational structure of our retail lending business other than home loans. Each of the divisions has separate teams for each of our retail lending products.

                               |---------------|
                               |General Manager|
                               | (Retail Loans)|
                               |-------|-------|
         |-----------------------------|------------------------------|
         |                             |                              |
         V                             V                              V
|-----------------|            |--------------|              |-----------------|
|   Business      |            |Business Heads|              |Retail Operations|
|Intelligence Head|            |              |              |      Head       |
|-----------------|            |-------|------|              |-----------------|
                        |--------------|--------------|
                        V                             V
                |--------------|              |--------------|
                |   Sales &    |              |    Credit    |
                |  Marketing   |              |  Operations  |
                |--------------|              |--------------|

     The following chart sets forth the organizational structure of our home loan business.


               |-----------------|
               | General Manager |
               |    Home Loans   |
               |--------|--------|
                        |------------------------------------|
                        V                                    V
           |-------------------------|               |---------------|
           |Assistant General Manager|               |   Functional  |
           |                         |               |      Heads    |
           |------------|------------|               |-------|-------|
                        |                                    V
                        V                          |-------------------|
               |-----------------|                 V                   V
               |  Business Head  |         |---------------|   |---------------|
               |                 |         |   Operations  |   |  Finance and  |
               |--------|--------|         |               |   | Securitization|
      |-----------------|----------------| |---------------|   |---------------|
      V                 V                V
|--------------|  |--------------|  |--------------|
|  New Product |  |   Business   |  |   Regional   |
|  Development |  | Intelligence |  |Business Heads|
|              |  |    Head      |  |              |
|--------------|  |--------------|  |------|-------|
                                           |
                                           V
                                   |---------------|
                                   |      Area     |
                                   | Business Heads|
                                   |-------|-------|
                                           V
                                 |-------------------|
                                 V                   V
                         |---------------|   |---------------|
                         |   Sales and   |   |     Credit    |
                         |   Marketing   |   |   Operations  |
                         |---------------|   |---------------|


     Our borrowers are typically middle and high-income, salaried or self-employed individuals, and, in some cases, partnerships and corporations. Except for personal loans and credit cards, we require a contribution from the borrower, typically up to 15.0% of the value of the assets purchased, and our loans are secured by the asset financed.

     We have an established process for evaluating and selecting our dealers and franchisees and there is a clear segregation between the group responsible for originating loans and the group that approves the loans. A centralized set of risk assessment criteria has been created for retail lending operations after approval by the Risk Management Group. These criteria vary across product segments but typically include factors such as borrower's income, the loan-to-value ratio and certain stability factors. The loan approval authority is delegated to credit officers, subject to loan amount limits, which vary across different loan products. Credit officers approve loans in compliance with the risk assessment criteria. External agencies are used to facilitate a comprehensive due diligence process including visits to office or home in the case of loans to individual borrowers. Before disbursements are made, the credit officer conducts a centralized check and review of the borrower's profile.

     In order to limit the scope of individual discretion in the loan assessment and approval process, ICICI Bank has implemented a credit-scoring program for credit cards. We have also implemented a credit-scoring program for certain variants within the consumer durables business. The credit-scoring program is an automated credit approval system for evaluating loan applications by assigning a credit score to each applicant based on certain demographic attributes like earnings stability, educational background and age. The credit score then forms the basis of loan evaluation. Though a formal credit bureau does not operate in India, we avail the services of some private agencies operating in India to check our applications before disbursement.

     We have a separate credit policy team, which undertakes review and audit of credit quality across each credit approval team. We have established centralized operations to manage operating risk in the various back office processes of our retail loan business except for a few operations which are decentralized to improve turnaround time for our customers. The Risk Management Group conducts an independent audit of processes and documents at periodic intervals. As with our other retail loan business, we stress conservative credit standards, including credit scoring and strict monitoring of repayment patterns, to optimize risks associated with the credit cards business.

     We have an independent collections unit to manage delinquency levels. The collections unit operates under the guidelines of a standardized recovery process. We also make use of external collection agents to aid us in our collection efforts, including collateral repossession in accounts that are overdue for more than 90 days.

     Quantitative and Qualitative Disclosures About Market Risk

          General

     Market risk is the risk of loss to future earnings, to fair values, or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributed to all market risk sensitive financial instruments, including securities, loans, deposits, borrowings and derivative instruments. Our exposure to market risk is a function of our asset and liability management activities, our trading activities for our own account, and our role as a financial intermediary in customer-related transactions. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss and to reduce the volatility inherent in financial instruments. The operations of ICICI, our subsidiary, ICICI Securities and our affiliate, ICICI Bank, contribute most of the exposure to market risk.

          Market Risk Management Procedures

     ICICI. The Resources & Treasury Committee has been reconstituted as the Resources, Treasury & Asset Liability Management Committee consisting of four executive directors of ICICI who approve funding programs (including interest rates and maturity profile), new products and various market exposure limits, and review any limit breaches. This committee has been further delegated with powers for asset-liability management by the board of directors. Its role encompasses stipulating liquidity and interest rate risk limits, monitoring market risk levels by adherence to set limits, articulating the organization's interest rate view and determining business strategy, as deemed fit, in the light of the current and expected business environment.

     The minutes of each of these committee meetings are reported periodically to the board of directors. ICICI's Market Risk Management Group exercises independent control over the entire process of market risk management in the company, and recommends changes in processes and methodologies for quantifying and assessing market risk, that it feels are necessary. All new products and market risk policies are submitted for consideration to this group and only thereafter presented to the Resources, Treasury & Asset Liability Management Committee for approval.

     ICICI also has a middle office, which independently monitors treasury activities. The middle office reports to the Chief Financial Officer from August 2001. The middle office is responsible for monitoring various exposure and dealing limits, verifying the appropriateness and accuracy of various transactions, processing these transactions, tracking the daily funds position and being responsible for all treasury-related management and regulatory reporting. Through its activities, the middle office mitigates to a large extent, the operational risk inherent in treasury operations. In addition, periodic reviews by ICICI's internal audit department, regulators and independent accountants provide further evaluation of the controls over the market risk management process.

     The following chart sets forth the organizational structure of the groups responsible for the market risk exposure that ICICI assumes, together with a brief description of their functions.


                     |-----------------|                        |-----------------|  |------------------------|
                     | Head of Treasury|                        |   Head of Risk  |  | Chief Financial Officer|
                     |--------|--------|                        |--------|--------|  |------------|-----------|
                              |                                          |                        V
                              |                                          |             |---------------------|
         |--------------------|--------------------|                     |             V                     V
         V                    V                    V                     V       |-------------|    |-----------------------|
|------------------| |------------------| |------------------|     |-----------| |Head of Mid- |    |Head of Asset-Liability|
|Funding and Asset-| |    Sales and     | |  Deriviates and  |     |Market Risk| |Office Group |    |   Management Support  |
|    Liability     | |    Trade Group   | |     Economic     |     |Management | |             |    |         Group         |
|    Management    | |                  | |  Research Group  |     |   Group   | |-----|-------|    |------------|----------|
|      Group       | |                  | |                  |     |-----------|       V                         V
|------------------| |------------------| |------------------|                  |--------------|        |------------------|
                                                                                |Middle Office,|        |  Asset-Liaiblity |
                                                                                | Settlements  |        |     Management   |
                                                                                |    Group     |        |  Support Group   |
                                                                                |--------------|        |------------------|



o   Liquidity          o Management  o Development       o Developing and  o Ensure compliance        o Analysis, Monitoring
o   Market               of ICICI's    of new product      implementing      with market risk limits    and reporting of
    borrowings           trading       proposals           market risk       and policies on a          asset-liability
o   Transfer             portfolio   o Development         measurement       day-to-day basis           positions
    pricing                            of market risk      methodologies   o Periodic reporting to
o   Implementing                       management        o Approval          the Resources,
    hedging strategies                 policies and        of all new        Treasury & Asset
    for the loan                       models              products          Liability Management
    portfolio                        o Performing        o Stipulation of    Committee
                                       macro-economic      counterparty    o Confirmation and
                                       analysis for        exposure limits   settlement of all
                                       development of    o Monitoring        deals
                                       views on            market risk     o Custodial functions
                                       movements on key    exposures
                                       economic          o Approval
                                       parameters          of market risk
                                                           management
                                                           methodologies
                                                           and policies
                                                         o Stipulation of
                                                           risk tolerance
                                                           levels and
                                                           policies


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

     ICICI Bank. The board of directors of ICICI Bank reviews and approves the policies for the management of market risks and has delegated the responsibility for market risk management to the Asset-Liability Management Committee. The Managing Director and Chief Executive Officer chairs the Asset-Liability Management Committee and the Chief Financial Officer, executives of various business units and the Risk Management Department are the members of the committee. The committee generally meets on a monthly basis and reviews the interest rate and liquidity gap position, formulates a view on interest rates, sets deposit and benchmark lending rates and reviews the business profile and its impact on asset-liability management. Emergency meetings of the committee are convened to respond to developments in the markets and economy. The committee also sets market risk limits for trading activities. The committee reports to the Audit and Risk Committee of the board of directors on a quarterly basis.

     ICICI Bank has established a mid-office independent of treasury, which monitors the risks in the treasury operations and ensures adherence to various risk control limits on a daily basis. The mid-office, at regular intervals, submits reports to the head of the Risk Management Department and the Managing Director and Chief Executive Officer on the extent of the market risk exposure.

     Our exposures to market risk arise principally from interest rate risk, liquidity risk, equity risk and exchange rate risk. Each of these sources of risk and its management is discussed in the following paragraphs.

          Interest Rate Risk

     Since our balance sheet consists predominantly of rupee assets and liabilities, movements in rupee interest rates are the main source of interest rate risk. We have separate methods for managing the interest rate risk associated with our trading activities and our asset and liability management activities, as described below. Based on our asset- liability position at year-end fiscal 2001, both our portfolio of traded debt securities and our loan portfolio are negatively impacted by an increase in interest rates. Based on our asset liability position at year-end fiscal 2000, our loan portfolio benefited from a rise in interest rates. This change in the sensitivity of our loan portfolio is on account of the asset-liability management strategy followed during fiscal 2001. The strategy resulted in a liability sensitive position, with interest-bearing liabilities maturing, on an average, earlier than our interest-earning assets. This results in a benefit if the interest rates decline, which was our outlook on the interest rates in fiscal 2001.

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

     ICICI prepares interest rate sensitivity reports on a regular basis. The interest rate risk limits are approved by the Resources, Treasury & Asset Liability Management Committee. ICICI Bank also prepares and submits interest rate sensitivity reports on a regular basis.

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

     In the rupee market, most of ICICI's borrowing and lending takes place at fixed rates of interest. ICICI usually borrows for a fixed period with a one-time repayment on maturity, with some borrowings having call or put options at pre-determined dates. However, ICICI's loans generally are repaid more gradually, with principal repayments being made over the life of the loan. We have established systems to monitor and minimize our asset and liability mismatches.

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

     ICICI continues to follow a three-tier prime rate structure, namely, a short-term prime rate for one-year loans or loans that re-price at the end of one year, a medium-term prime rate for one to three year loans and a long-term prime rate for loans with maturities greater than three years. Interest rate risk on undisbursed commitments is sought to be eliminated by fixing interest rates on rupee loans at the time of loan disbursement.

     The rupee interest rate derivatives market in India is at a nascent stage. We intend to use these derivatives to the extent feasible to actively manage the asset and liability positions on our balance sheet. ICICI, ICICI Securities and our affiliate, ICICI Bank are active participants in the Indian interest rate swap market. However, since these markets are currently able to support only very small-sized transactions and limited maturities, we are constrained to follow a strategy of cash flow matching on a portfolio basis in order to contain our asset-liability mismatches. We attempt to do this through the management of the maturity structure of our incremental assets and liabilities. However, even using this route, given the highly illiquid nature of the domestic debt market with liquidity concentrated around certain maturities, it is not always possible for us to achieve a perfect hedge. Therefore, we are left with residual risk, which we seek to monitor through the interest rate gap analysis and sensitivity analysis given below.

     The following table sets forth, for the period indicated, our asset-liability gap position.

                                                            At March 31, 2001 (1)-(6)
                                               -----------------------------------------------------
                                                Less than    Greater than    Greater
                                               or equal to   one year and     than        Total
                                                 one year     up to five    five years
                                                                years
                                               -----------------------------------------------------
                                                                  (in millions)

Loans, net..................................... Rs. 189,331   Rs.  293,907 Rs. 118,785 Rs.  602,023
Securities.....................................         550            948      26,516       28,014
Fixed assets...................................          --             --      12,039       12,039
Other assets(6)................................      67,679          3,683      27,007       98,369
                                               -----------------------------------------------------
Total assets...................................     257,560        298,538     184,347      740,445
Stockholders' equity...........................          --             --      75,922       75,922
Debt(6)........................................     173,223        276,653      61,919      511,795
Other liabilities(6)...........................     138,341          1,326      13,061      152,728
                                               -----------------------------------------------------
Total liabilities..............................     311,564        277,979     150,902      740,445
Total gap before risk management positions.....     (54,004)        20,559      33,445           --
Risk management positions......................     (18,249)         8,384      10,046          181
                                               -----------------------------------------------------
Total gap after risk management positions...... Rs. (72,253)  Rs.   28,943 Rs.  43,491      Rs. 181

                                               =====================================================

----------------

(1) Assets and liabilities are classified into the applicable categories, based on residual maturity or re-pricing date whichever is earlier.

(2) Items that neither re-price nor mature are included in the "greater than five years" category. This includes issued equity share capital, as well as all equity investments other than those held as part of the trading portfolio.

(3) Impaired loans of residual maturity less than three years are classified in the "greater than one year and up to five years" category and impaired loans of residual maturity between three to five years are classified in the "greater than five years" category.

(4) Loan funds dedicated to the trading portfolio have been classified as assets in the "less than or equal to one year" category.

(5)  The risk management positions comprise foreign currency and rupee swaps.
     The risk management position has been adjusted for a sum of Rs. 380 million on account of revaluation of swaps.

(6) The categorization for these items is different from that reported in the financial statements.


         The following table sets forth, for the period indicated, the amount of loans with maturities greater than one year that had fixed and floating/adjustable interest rates.

                                        At March 31, 2001
                          ----------------------------------------------
                           Fixed rate  Floating/adjustable    Total
                             loans         rate loans
                          ----------------------------------------------
                                          (in millions)
Loans.....................Rs.  277,768        Rs.  145,977 Rs.  423,745

         The following tables set forth, for the periods indicated, the impact of changes in interest rates on net interest revenue for fiscal 2002 and fiscal 2001 from our loan portfolio, assuming a parallel shift in yield curve, given our asset and liability position at year-end fiscal 2001 and 2000 respectively.

                                      At March 31, 2001
                            ---------------------------------------
                                  Changes in interest rates
                                      (in basis points)
                            ---------------------------------------
                              (100)      (50)      50       100
                            ---------------------------------------
                                        (in millions)
Rupee portfolio.............  Rs. 404  Rs. 202   Rs. (202) Rs. (404)
Foreign currency portfolio..  Rs. (6)  Rs.  (3)  Rs.     3 Rs.    6
                            ---------------------------------------
Total.......................  Rs. 398  Rs. 199   Rs. (199) Rs. (398)
                            =======================================

                                      At March 31, 2000
                            ---------------------------------------
                                  Changes in interest rates
                                      (in basis points)
                            ---------------------------------------
                              (100)     (50)       50       100
                            ---------------------------------------
                                        (in millions)
Rupee portfolio.............Rs. (289) Rs. (145)  Rs. 145  Rs.  289
Foreign currency portfolio..     (19)       (9)        9        19
                            ---------------------------------------
Total.......................Rs. (308) Rs. (154)  Rs. 154  Rs.  308
                            =======================================

     Given our asset and liability position at year-end fiscal 2001, if interest rates decreased by 100 basis points, we expect that net interest revenue for fiscal 2002 from our loan portfolio would increase by Rs. 398 million (US$ 9 million). If interest rates increased by 100 basis points, our net interest revenue for fiscal 2002 would fall by Rs. 398 million (US$ 9 million). The amount of Rs. 398 million constitutes 6.0% of our net income for fiscal 2001. The difference in sensitivity of net interest revenue for fiscal 2002 from our loan portfolio to movement in interest rates compared to fiscal 2001, is due, in large part, to the asset-liability management strategy followed during fiscal 2001, whereby we created a liability-sensitive profile aligned with our interest rate view. This sensitivity analysis is for risk management purposes and assumes that we make no other changes in our portfolio. Actual changes in net interest revenue will vary from the model.

     The following table sets forth, for the period indicated, the impact of changes in interest rates on net interest revenue of our affiliate, ICICI Bank, for fiscal 2002, assuming a parallel shift in yield curve, given the asset-liability position of ICICI Bank at year-end fiscal 2001.

                                  --------------------------------------
                                            At March 31, 2001
                                  --------------------------------------
                                  --------------------------------------
                                        Change in interest rates
                                            (in basis points)
                                  --------------------------------------
                                  -------- --------- --------- ---------
                                   (100)     (50)       50       100
                                  -------- --------- --------- ---------
                                              (in millions)
Rupee portfolio...................Rs.  31   Rs. 15  Rs. (15)   Rs. (31)
Foreign currency portfolio........   (26)      (13)       13        26
                                  -------- --------- --------- ---------
Total.............................Rs.  5    Rs.  2  Rs.  (2)   Rs.  (5)
                                  ======== ========= ========= =========

     Based on ICICI Bank's asset and liability position at March 31, 2001, the sensitivity model shows that net interest revenue from ICICI Bank's loan portfolio for fiscal 2002 would fall by Rs. 5 million (US$ 107,000) if interest rates increased by 100 basis points during fiscal 2002. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points, net interest revenue for fiscal 2002 would rise by Rs. 5 million (US$ 107,000). The amount of Rs. 5 million constituted 0.4% of ICICI Bank's net income for fiscal 2001. This sensitivity analysis is for risk management purposes and assumes that the bank makes no other changes in its portfolio. Actual changes in net interest revenue will vary from the model.

     It must be noted that the interest rate sensitivities shown above are for exposures in different markets where interest rate movements may not be perfectly correlated. Thus, the individual sensitivity figures need to be viewed in isolation and not as a net figure.

     Interest Rate Risk (Trading Portfolio). Trading activities are undertaken primarily to enhance our earnings through profitable trading for our own account. ICICI Securities is a primary dealer in government of India securities, and a significant proportion of its portfolio consists of government of India securities. Our affiliate, ICICI Bank, is required by law to invest 25.0% of its demand and time liabilities in specified securities, including government of India securities.

     We revalue the securities held as a part of our trading book on a daily basis and recognize aggregate revaluation losses and gains on our profit and loss account. We use sensitivity analysis to measure the interest rate risk of our trading positions. We measure the change in the market value of the portfolio for a 100 basis points change in interest rates across all maturities.

     At year-end fiscal 2001, the total value of our rupee fixed income trading portfolio was Rs. 16.2 billion (US$ 345 million). As set forth in the table below, if interest rates rose by 100 basis points, the value of this portfolio would fall by Rs. 560 million (US$ 12 million), and if interest rates fell by 100 basis points, the value of this portfolio would rise by Rs. 574 million (US$ 12 million). The decrease in potential loss or gain between year-end fiscal 2000 and year-end fiscal 2001 is primarily due to the decrease in the size of the portfolio between these two dates. This decrease in sensitivity can be largely attributed to the exclusion of ICICI Bank's substantial government of India securities portfolio at year-end fiscal 2001. This sensitivity analysis is for risk management purposes and assumes that we make no other changes in our portfolio. Actual changes in the value of this portfolio will vary from the model.

     The following tables set forth, for the periods indicated, the impact of changes in interest rates on the value of our rupee fixed income trading portfolio, assuming a parallel shift in the yield curve at year-end fiscal 2001 and 2000. .....


                                                     At March 31, 2001
                                   -------------------------------------------------------
                                                  Change in interest rates
                                                     (in basis points)
                                   -------------------------------------------------------
                                   Portfolio Size    (100)    (50)      50        100
                                   -------------------------------------------------------
                                                    (in millions)

Government of India securities (1)..Rs.  8,889    Rs.  345  Rs. 172   Rs.(171)  Rs. (340)
Corporate debt securities...........     7,289         229      114      (112)       (220)
                                   -------------------------------------------------------
Total...............................Rs. 16,178    Rs.  574  Rs. 286   Rs.(283)   Rs. (560)
                                   =======================================================

                                                     At March 31, 2000
                                   -------------------------------------------------------
                                                  Change in interest rates
                                                     (in basis points)
                                   -------------------------------------------------------
                                   Portfolio Size    (100)    (50)      50        100
                                   -------------------------------------------------------
                                                       (in millions)
Government of India securities (1).Rs. 46,281     Rs. 1,725 Rs. 850  Rs. (823) Rs. (1,619)
Corporate debt securities..........     9,239           297     146      (161)       (261)
                                   -------------------------------------------------------
Total..............................Rs. 55,520     Rs. 2,022 Rs. 996  Rs. (984) Rs. (1,880)
                                   =======================================================

---------
(1)  For the purpose of analysis, certain quasi-government corporate securities are included as government of India securities.


     The following table sets forth, for the period indicated, the impact of changes in interest rates on the value of ICICI Bank's rupee fixed income trading portfolio as a percentage of net income, assuming a parallel shift in yield curve at year-end fiscal 2001.

                                  -------------------------------------------------------
                                                   At March 31, 2001
                                  -------------------------------------------------------
                                  -------------------------------------------------------
                                                Change in interest rates
                                                   (in basis points)
                                  -------------------------------------------------------
                                  ------------ --------- ---------- ---------- ----------
                                  Portfolio     (100)      (50)        50         100
                                     Size
                                  -------------------------------------------------------
                                                     (in millions)
Government of India securities(1). Rs. 14,055  Rs.  534   Rs.  262  Rs. (252)  Rs. (494)
Corporate debt securities.........      4,543       161         81       (71)      (144)
                                  ------------ --------- ---------- ---------- ----------
Total............................. Rs. 18,598  Rs.  695   Rs.  343  Rs. (323)  Rs. (638)
                                  ============ ========= ========== ========== ==========

---------
(1)......For the purpose of analysis, certain quasi-government corporate securities are included as government of India securities.


     At March 31, 2001, the total value of ICICI Bank's rupee fixed income portfolio was Rs. 18.6 billion (US$ 397 million). Based on ICICI Bank's asset and liability position at March 31, 2001, the sensitivity model shows that if interest rates increase by 100 basis points, the value of the trading portfolio would fall by Rs. 638 million (US$ 14 million). Conversely, if interest rates fell by 100 basis points, under the model, the value of this portfolio would rise by Rs. 695 million (US$ 15 million). The sensitivity of the value of the trading portfolio to changes in interest rates is largely due to the government of India securities, ICICI Bank is required to hold under the Reserve Bank of India's statutory liquidity ratio requirement. Moreover, any decrease in the value of the trading portfolio will be reflected in ICICI Bank's income statement. This sensitivity analysis is for risk management purposes and assumes that the bank makes no other changes in its portfolio. Actual changes in net interest revenue will vary from the model.

     Our total interest rate risk is a combination of our non-trading risk and our trading risk. When interest rates decrease, our trading portfolio increases in value and our non-trading income increases due to the increase in net interest revenue.

     As may be seen from the table below, while the interest rate sensitivity of the trading portfolio of ICICI Securities is high relative to the size of its net income, on a combined basis it forms a much smaller proportion of our combined net income.

     The following table sets forth, for the period indicated, the impact of changes in interest rates on the value of our rupee fixed income trading portfolio as a percentage of net income for fiscal 2001.

                                            Year ended March 31, 2001
                                        -------------------------------------
                                        ICICI         ICICI        Total
                                                   Securities
                                        -------------------------------------
                                        ( in millions, except percentages)
Loss due to a 100 basis point
  upward move in interest rates......... Rs. (203)  Rs.  (357)  Rs.  (560)
Net income..............................    6,928          506      7,424
Loss as a percentage of net income......     2.9%        70.6%       7.5%

          Equity Risk

     We assume equity risk both as a part of our investment book and our trading book. On our investment book, investments in equity shares, preference shares and mutual fund units are essentially long-term in nature. Nearly all the equity investment securities are driven by our project financing activities. The decision to invest in equity shares during project financing activities is a conscious decision to participate in the equity of the company with the intention of realizing capital gains arising from expected increases in market prices, and is separate from the lending decision.

     Trading account equity securities are recorded at market value. For the purpose of valuation of our equity investment securities, we assess whether a decline in the fair value below the amortized cost of our equity investments is other than temporary. If a decline in fair value below the amortized cost is other than temporary, we provide for the decline in the income statement. A temporary decline in value is excluded from the income statement, and charged directly against stockholders' equity. To assess whether a decline in value is other than temporary, we consider factors like the quantum of decline in fair value, the duration for which the decline has existed, specific industry and company conditions, financial conditions of the company and dividend record. Non-readily marketable securities for which there is no readily determinable fair value are recorded at cost. Venture capital investments are carried at fair value. However, they are generally carried at cost during the first year, unless a significant event occurs that effects the long-term value of the investment. Substantially, all venture capital investments were acquired during fiscal 2001.

     At year-end fiscal 2001, the fair value of our trading account equity securities was Rs. 2.7 billion (US$ 57 million). The fair value of our equity securities investment portfolio, including non-readily marketable securities of Rs. 6.4 billion (US$ 136 million), was Rs. 17.1 billion (US$ 365 million). At year-end fiscal 2000, the fair value of our trading account equity securities was Rs. 1.6 billion (US$ 33 million). The fair value of our equity securities investment portfolio, including non-readily marketable securities of Rs. 6.5 billion (US$ 140 million), was Rs. 14.6 billion (US$ 312 million).

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

     At year-end fiscal 2001, we had a negative liquidity gap in the less than or equal to one year maturity category with our liabilities maturing earlier than our assets in this period. The negative liquidity gap was a result of our asset-liability management strategy followed during fiscal 2001 based on our outlook of declining interest rates.

     Most of ICICI's liabilities are fixed maturity liabilities where the investors do not have the option of early withdrawal. However, a certain portion of ICICI's liabilities has call or put options at pre-determined dates. Therefore, ICICI does not face significant liquidity risk on account of unforeseen withdrawals. ICICI Bank's demand and time liabilities are generally withdrawable on demand. However, ICICI Bank is required to maintain a certain percentage of its demand and time liabilities, excluding specified liabilities, in cash reserves with the Reserve Bank of India, 7.5% currently, and as investments in government of India securities, 25.0% currently, which provide it with a satisfactory reserve against most unforeseen withdrawals. ICICI Bank and ICICI Securities, in their capacity as primary dealers, have recourse to the liquidity adjustment facility and refinance window, which are short-term funding arrangements, provided by the Reserve Bank of India. See "Supervision and Regulation". In order to contain the liquidity risk relating to requirements of funds for our lending operations, we seek to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of our organization. For a further discussion, see also -"Funding".

     Liquidity may also be provided by the sale of liquid assets. ICICI maintains liquid assets such as government of India securities and short-maturity corporate paper. To ensure that sufficient liquid funds are available to meet all the available investment needs, ICICI also maintains liquid balances in the form of overnight and term bank deposits both in rupees as well as in various foreign currencies. ICICI is also focusing on selling down its debentures and corporate loans to better manage mismatches in the maturities of its assets and liabilities and to provide additional liquidity. Unlike ICICI, ICICI Bank and ICICI Securities rely, for a certain proportion of their funding, on the inter-bank market for overnight money. While generally this market provides an adequate amount of liquidity, the interest rates at which funds are made available can sometimes be volatile.

     ICICI prepares liquidity gap analysis reports on a regular basis. ICICI's liquidity gap (if negative), pursuant to the Reserve Bank of India regulations on asset liability management, must not exceed 10.0% of outflows in the 1-14 day time category and must not exceed 15.0% of outflows in the 14-28 day time category. In addition to these regulatory liquidity risk limits, the Resources, Treasury & Asset Liability Management Committee has further approved gap limits and cumulative gap limits for other time categories. ICICI Bank also prepares and submits liquidity gap analysis on a regular basis to the Reserve Bank of India. ICICI Bank's liquidity gap (if negative) must not exceed 20.0% of outflows in the 0-28 day time category.

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

     Loan Portfolio

     Our gross loan portfolio, which includes loans structured as debentures and preference shares, at year-end fiscal 2001 was Rs. 635.1 billion (US$ 13.6 billion), an increase of 6.6% from Rs. 595.5 billion (US$ 12.7 billion), at March 31, 2000. If we exclude the gross loan portfolio of ICICI Bank, the gross loan portfolio was Rs. 547.8 billion (US$ 11.7 billion) at year-end fiscal 2000. Approximately 86.5% of our total loans were rupee loans at year-end fiscal 2001. All of our loans are to Indian borrowers, and we have no loans outstanding to entities outside India. In accordance with our diversification strategy, growth in the portfolio primarily reflects an increase in corporate finance loans and structured project finance loans to the infrastructure and oil, gas and petrochemicals sectors, which we believe have lower risk than loans to other sectors.

     Loan Concentration

     We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. We limit our loan portfolio to any particular industry to 15.0%.

     The following table sets forth, for the periods indicated, our gross loans outstanding, including loans structured as debentures and preference shares, by the borrower's industry or economic activity.


                                                                At March 31,
                         ---------------------------------------------------------------------------------------------
                             1997             1998             1999             2000                 2001
                         ---------------------------------------------------------------------------------------------
                                                     (in millions, except percentages)

Services................Rs.24,294   7.8%  Rs. 28,047   7.0%  Rs.40,500    8.0%  Rs.62,997  10.6%   Rs.74,425  US$1,589  11.7%
Iron and steel..........   30,071   9.7       34,469   8.6      48,908    9.7      59,246   9.9       70,547     1,506  11.1
Power...................   19,460   6.3       34,079   8.5      40,154    8.0      56,162   9.4       66,368     1,417  10.5
Crude petroleum and
   petroleum refining...    5,535   1.8       22,158   5.5      44,492    8.8      51,338   8.6       54,822     1,170   8.6
Textiles................   37,162  12.0       32,587   8.2      35,979    7.1      42,019   7.1       47,052     1,004   7.4
Cement..................   12,983   4.2       17,592   4.4      17,069    3.4      19,559   3.3       25,709       549   4.0
Telecom.................    4,011   1.3        8,235   2.2       9,867    2.0      15,903   2.7       20,244       432   3.2
Transport equipment.....   12,568   4.1       17,692   4.4      18,226    3.6      23,020   3.9       19,613       419   3.1
Fertilizers and
pesticides..............   10,844   3.5       16,798   4.2      18,493    3.7      21,001   3.5       17,801       380   2.8
Machinery...............   12,109   3.9       15,355   3.8      19,562    3.9      19,089   3.2       16,973       362   2.7
Paper and paper products    7,020   2.3       11,397   2.9      12,655    2.5      16,934   2.8       16,205       346   2.6
Transportation..........    2,416   0.8       11,260   2.8      17,795    3.5      18,982   3.2       15,568       332   2.5
Basic chemicals.........   13,080   4.2       15,589   3.9      18,864    3.7      22,058   3.7       15,825       338   2.5
Electronics.............    7,431   2.4        9,461   2.4      11,275    2.2      12,597   2.1       15,032       321   2.4
Electrical equipment....    9,525   3.1       10,707   2.7      12,738    2.5      18,526   3.1       14,068       300   2.2
Petrochemicals..........    5,924   1.9        5,311   1.3       8,128    1.6       7,396   1.2       11,471       245   1.8
Plastics................    6,758   2.2        8,185   2.1       9,022    1.8      10,988   1.8       11,213       239   1.8
Man-made fibers.........   11,908   3.9       11,261   2.8      11,832    2.3      11,505   1.9       11,061       236   1.7
Drugs...................    4,446   1.4        5,677   1.4       6,616    1.3       6,936   1.2        9,950       212   1.6
Sugar...................    6,368   2.1        7,788   2.0       7,872    1.6       9,464   1.6        9,718       207   1.5
Food products...........    7,950   2.6        7,793   1.9       6,293    1.2       7,736   1.3        8,755       187   1.4
Metal products..........    6,595   2.1        7,621   1.9       7,847    1.6       9,783   1.6        7,924       169   1.2
Mining..................      380   0.1        2,566   0.6       7,918    1.6       8,330   1.4        6,503       139   1.0
Non-ferrous metals......    2,689   0.9        3,362   0.8       5,453    1.1       5,376   0.9        4,473        95   0.7
Rubber and rubber
   products.............    3,514   1.1        3,036   0.8       3,321    0.7       4,086   0.7        3,431        73   0.5
Other chemicals.........      833   0.3          311   0.1         774    0.2         332   0.1          335         7   0.1
Other(1)................   43,155  14.0       51,304  12.8      61,977   12.4      54,170   9.2       59,972     1,280   9.4
                         ---------------  -----------------------------  ------------------------  ------------------------
Gross loans............Rs.309,029 100.0%  Rs.399,641 100.0% Rs.503,630  100.0% Rs.595,533 100.0%  Rs.635,058 US$13,555 100.0%
                                  =====              =====              =====             =====                        =====

Allowance for loan
losses...................   (17,689)        (22,457)          (28,524)        (34,085)        (33,035)      (705)
                         ----------      ----------       -----------      ----------       --------------------
Net loans...............Rs. 291,340     Rs. 377,184      Rs.  475,106    Rs.  561,448    Rs.  602,023 US$ 12,850
                         ==========      ==========       ===========      ==========       ====================

--------------
(1) Other principally includes shipping, printing, mineral products, glass and glass products, watches, healthcare, leather and wood products industries and retail finance assets.

     Over the last few years, there has been an increase in assets in the crude petroleum and petroleum refining, power and services sectors while there has been a decrease in the proportion of assets in the man-made fibers, basic chemicals and textiles sectors.

     At year-end fiscal 2001, our 20 largest borrowers accounted for approximately 27.6% of our net loan portfolio, with the largest borrower accounting for approximately 4.2% of our net loan portfolio. The largest group of companies under the same management control accounted for approximately 3.9% of our net loan portfolio.

     In the past few years, an increasing proportion of our long-term lending particularly in infrastructure financing has been provided in the form of debentures since we expect that in the future these debentures can be sold in secondary debt markets in India. This structure is intended to facilitate a transfer of the assets and provide flexibility in managing the exposure and liquidity of the balance sheet.

          Geographic Diversity

     Except as described below, our portfolio is geographically diversified throughout India, primarily reflecting the location of our corporate borrowers. The states of Maharashtra and Gujarat, the two most industrialized states in India, account for the largest proportion of the total gross loan outstanding, with Maharashtra accounting for about 22.0% and Gujarat accounting for about 14.7% at year-end fiscal 2001.

          Loan Portfolio by Categories

     The following table sets forth, for the periods indicated, our gross rupee and foreign currency loans by business category.


                                                                       At March 31,
                                            --------------------------------------------------------------------
                                                 1997        1998        1999        2000             2001
                                            --------------------------------------------------------------------
                                                                       (in millions)
Wholesale banking(1)
  Rupee..................................   Rs.190,492  Rs.256,991  Rs.335,306  Rs.371,257 Rs.428,782  US$9,152
  Foreign currency.......................       79,058      92,054      88,298      88,581     82,530     1,762
Working capital finance
  Rupee..................................        7,018      10,203      22,203      72,317     42,592       909
  Foreign currency.......................          248         505         494       3,289      1,850        39
Leasing and related activities (2)
  Rupee..................................       17,688      30,303      49,942      33,787     38,258       817
  Foreign currency ......................          500         349       1,530       1,467      1,483        32
Other(3)
  Rupee .................................       14,025       9,236       5,862      24,835     39,563       844
  Foreign currency ......................           --          --          --          --         --        --
Gross loans
  Rupee  ................................      229,223     306,733     413,308     502,196    549,195    11,722
  Foreign currency ......................       79,806      92,908      90,322      93,337     85,863     1,833
                                            --------------------------------------------------------------------
Total gross loans .......................      309,029     399,641     503,630     595,533    635,058    13,555
Allowance for loan losses................      (17,689)    (22,457)    (28,524)    (34,085)   (33,035)    ( 705)
                                            --------------------------------------------------------------------
Net loans ...............................   Rs.291,340  Rs.377,184  Rs.475,106  Rs.561,448 Rs.602,023  US$2,850
                                            ====================================================================

-----------

(1) Wholesale banking includes project finance, corporate finance and receivable financing but excludes leasing and related activities.
(2)  Leasing and related activities includes leasing and hire purchase.
(3) Other includes bills discounted, inter-corporate deposits and retail finance assets.


     The proportion of foreign currency loans to our total gross loans has decreased steadily from 25.8% at year-end fiscal 1997 to 13.5% at year-end fiscal 2001 due to a decrease in demand for these loans.

Impaired Loans

     The following discussion of troubled debt restructurings and other impaired loans (collectively referred to as impaired loans) is based on US GAAP. For classification of impaired loans under Indian regulatory requirements, see "Supervision and Regulation".

     Impact of Economic Environment on the Industrial Sector

     The Indian economy has been impacted by the negative trends in the global marketplace, particularly in the commodities markets, which impaired the operating environment of the industrial sector, particularly in fiscal 1999. The manufacturing sector has also been adversely impacted by several other factors, including increased competition arising from economic liberalization in India, a slowdown in industrial growth, a sharp decline in commodity prices which reduced profitability for certain of our borrowers and the restructuring of certain Indian companies in sectors such as textiles, iron and steel and man-made fibers. Certain Indian corporations are gradually coming to terms with this new competitive reality through a process of restructuring and repositioning. This restructuring process is taking place in several industries such as iron and steel, man-made fibers and textiles. This has led to stress on the operating performance of Indian corporations and the impairment of some loan assets in the financial system, including some of our assets.

     Recognition of Impaired Loans

     ICICI identifies commercial loans as impaired and places them on a non-accrual basis when it is probable that ICICI will be unable to collect scheduled payments of principal and interest due under the contractual terms of the loan agreement. A commercial loan is also considered to be impaired and placed on a non-accrual basis, if interest is greater than 180 days overdue or principal is greater than 360 days overdue. Retail loans are generally identified as impaired not later than a pre-determined number of days overdue on a contractual basis.

     ICICI identifies loans as troubled debt restructurings (restructured loans) where ICICI has made concessionary modifications, that it would not otherwise consider, to the contractual terms of the loan to a borrower experiencing financial difficulties. Restructured loans, which are considered troubled debts, are placed on a non-accrual basis once ICICI has doubt as to timely collection of principal or interest under the rescheduled terms.

     When a loan is placed on a non-accrual basis, any interest accrued (and not received) is reversed from income. Interest is thereafter included in income only to the extent actually received in cash. When borrowers demonstrate over an extended period, the ability to repay a loan in accordance with the contractual terms of the loan, the loan classified as non-accrual, is returned to accrual basis. With respect to restructured loans, performance prior to the restructuring or significant events that coincide with the restructuring are evaluated in assessing whether the borrower can meet the rescheduled terms and may result in the loan being returned to accrual basis at the time of restructuring or after a performance period.

     The following table sets forth, for the periods indicated, our gross restructured rupee and foreign currency loan portfolio by business category.

                                                                  At March 31,
                                      ---------------------------------------------------------------------
                                      ---------------------------------------------------------------------
                                         1997       1998        1999        2000             2001
                                      ---------------------------------------------------------------------
                                                       (in millions, except percentages)

Wholesale banking(1)..................  Rs.5,916    Rs.9,556   Rs.13,171   Rs.18,513  Rs.37,726    US$ 805
  Rupee.................................   4,420       7,139       8,549      11,896     25,190        538
  Foreign currency......................   1,496       2,417       4,622       6,617     12,536        268
Working capital finance.................      --          --          --          33        818         17
  Rupee.................................      --          --          --          33        818         17
  Foreign currency......................      --          --          --          --         --         --
Leasing and related activities(2).......      --          --          --          --      5,137        110
  Rupee.................................      --          --          --          --      5,137        110
  Foreign currency......................      --          --          --          --         --         --
Other(3)................................      --          --          --          --         --         --
  Rupee.................................      --          --          --          --         --         --
  Foreign currency......................      --          --          --          --         --         --
Total restructured loans
  Rupee.................................   4,420       7,139       8,549      11,929     31,145        665
  Foreign currency......................   1,496       2,417       4,622       6,617     12,536        268
                                      ---------------------------------------------------------------------
Gross restructured loans................   5,916       9,556      13,171      18,546     43,681        932
Allowance for loan losses...............  (2,481)     (4,346)     (6,422)     (7,751)   (11,372)      (243)
                                      ---------------------------------------------------------------------
Net restructured loans................ Rs. 3,435    Rs.5,210    Rs.6,749   Rs.10,795  Rs.32,309  US$   690
                                      =====================================================================
Gross loan assets.....................Rs.309,029  Rs.399,641  Rs.503,630  Rs.595,533 Rs.635,058  US$13,555
Net loan assets.......................   291,340     377,184     475,106     561,448    602,023     12,850
Gross restructured loans as a
  Percentage of gross loan assets.......    1.91%       2.39%       2.62%       3.11%      6.88%
Net restructured loans as a
  Percentage of net loan assets.........    1.18%       1.38%       1.42%       1.92%      5.37%

-------------------
(1)  Includes project finance, corporate finance and receivables financing, excluding leasing and related activities.
(2)  Includes leasing and hire purchase.
(3)  Includes bills discounted, inter-corporate deposits and retail finance assets.


     The following table sets forth, for the periods indicated, our gross other impaired rupee and foreign currency loan portfolio by business category.

                                                                  At March 31,
                                      ---------------------------------------------------------------------
                                         1997         1998        1999         2000             2001
                                      ---------------------------------------------------------------------
                                                       (in millions, except percentages)
                                                                                 US$

Wholesale banking(1)...................Rs.22,473   Rs.31,742   Rs.41,611   Rs.45,616  Rs.39,430  US$   842
Rupee...................................  16,835      20,579      27,634      29,714     23,514        502
  Foreign currency......................   5,638      11,163      13,977      15,902     15,916        340
Working capital finance.................     187         604       1,158       1,420      1,234         26
  Rupee.................................     187         604       1,158       1,420      1,234         26
  Foreign currency......................      --          --          --          --         --         --
Leasing and related activities(2).......      97       1,855       2,360       2,965        899         19
  Rupee.................................      97       1,855       2,360       2,965        899         19
  Foreign currency......................      --          --          --          --         --         --
Other(3)................................      98       1,366         187         573        181          4
  Rupee.................................      98       1,366         187         573        181          4
  Foreign currency......................      --          --          --          --         --         --
Total other impaired loans
  Rupee.................................  17,217      24,404      31,339      34,672     25,828        551
  Foreign currency......................   5,638      11,163      13,977      15,902     15,916        340
                                      ---------------------------------------------------------------------
Gross other impaired loans..............  22,855      35,567      45,316      50,574     41,744        891
Allowance for loan losses............... (15,208)    (18,111)    (22,102)    (26,334)   (21,663)      (462)
                                      ---------------------------------------------------------------------
Net other impaired loans..............  Rs.7,647   Rs.17,456   Rs.23,214   Rs.24,240  Rs.20,081  US$   429
                                      =====================================================================
Gross loan assets.....................Rs.309,029  Rs.399,641  Rs.503,630  Rs.595,533 Rs.635,058  US$13,555
Net loan
assets..........................         291,340     377,184     475,106     561,448    602,023     12,850

Gross other impaired loans as a
  percentage of gross loan assets.......    7.40%       8.90%       9.00%       8.49%     6.57%
Net other impaired loans as a
  percentage of net loan assets.........    2.62%       4.63%       4.89%       4.32%     3.34%

--------
(1) Includes project finance, corporate finance and receivables financing, excluding leasing and related activities.
(2)  Includes leasing and hire purchase.
(3) Includes bills discounted, inter-corporate deposits and retail finance assets.



     Gross restructured loans increased 135.5% during fiscal 2001 to Rs. 43.7 billion (US$ 932 million) at year-end fiscal 2001, primarily due to an increase in restructuring of loans to companies in the textiles and iron and steel industries. Also, other impaired loans of Rs. 6.6 billion (US$ 140 million) were re-classified as restructured loans at year-end fiscal 2001 after restructuring of these impaired loans in fiscal 2001. Gross other impaired loans decreased 17.5% to Rs. 41.7 billion (US$ 891 million) in fiscal 2001 over the previous year levels primarily due to the re-classification of 6.6 billion (US$ 140 million) of other impaired loans to restructured loans as described above. As a percentage of net loans, net restructured loans were 5.4% at year-end fiscal 2001 compared to 1.9% at year-end fiscal 2000 and net other impaired loans were 3.3% at year-end fiscal 2001 compared to 4.3% at year-end fiscal 2000.

          Sectoral Analysis of Impaired Loans

     The following table sets forth, for the periods indicated, our gross restructured loans by borrowers' industry or economic activity and as a percentage of our gross restructured loans.

                                                               At March 31,
                           -------------------------------------------------------------------------------------
                           -------------------------------------------------------------------------------------
                                1997           1998           1999               2000                2001
                           -------------------------------------------------------------------------------------
                                                    (in millions, except percentages)
Textiles ....................Rs.221  3.7%  Rs.1,447  15.1%  Rs.1,611 12.2%   Rs.2,276   12.3% Rs.12,437  US$265   28.5%
Iron and steel ..............   269  4.5        730   7.6        909  6.9       1,461    7.9      7,270     155    16.6
Man-made fibers ............. 1,750 29.6      2,452  25.7      2,616 19.9       3,456   18.6      4,561      97    10.4
Plastics ....................   166  2.8        173   1.8      2,447 18.6       2,525   13.6      2,586      55     5.9
Paper and paper products ....    37  0.6        130   1.4        137  1.0         338    1.8      2,211      47     5.1
Services ....................   323  5.5        589   6.2        688  5.2       1,098    5.9      1,605      34     3.7
Basic chemicals .............   506  8.6        723   7.6        703  5.2       1,527    8.2      1,306      28     3.0
Electrical equipment ........    38  0.6        107   1.1        121  0.9         235    1.3      1,035      22     2.4
Petrochemicals ..............   579  9.8        512   5.4        546  4.1         710    3.8        937      20     2.1
Machinery ...................    77  1.3        222   2.3        209  1.6         283    1.5        902      19     2.1
Cement ......................   309  5.2        286   3.0        286  2.2         300    1.6        888      19     2.0
Electronics .................   459  7.8        837   8.8        868  6.6         933    5.0        854      18     2.0
Metal products ..............   345  5.8         93   1.0         86  0.7         171    0.9        761      16     1.7
Food products ...............   129  2.2        365   3.8        588  4.5         655    3.5        707      15     1.6
Sugar .......................   177  3.0        148   1.5        209  1.6         570    3.1        446      10     1.0
Transport equipment .........    56  0.9         14   0.1         13  0.1          13    0.1        418       9     1.0
Rubber and rubber
products ....................    --   --          7   0.1        150  1.1         143    0.8        169       4     0.4
Non-ferrous metals ..........     2   --         98   1.0        160  1.2         214    1.2        180       4     0.4
Fertilizers and
pesticides ..................     7  0.1         51   0.5         99  0.8          76    0.4        141       3     0.3
Drugs .......................    26  0.5         60   0.6         --   --          --     --         27       1     0.1
Other chemicals .............    --   --         46   0.5         --   --          --     --         --      --      --
Other(1) ....................   440  7.5        466   4.9        725  5.6       1,562    8.5      4,240      90     9.7
                           -----------------------------------------------------------------------------------------------
Gross restructured loans...Rs.5,916 100.0% Rs.9,556 100.0% Rs.13,171 100.0% Rs.18,546  100.0% Rs.43,681  US$932   100.0%
                                    ======         =======           ======            ======                     =======
Aggregate allowance for      (2,481)         (4,346)          (6,422)          (7,751)          (11,372)   (243)
  loan losses..............---------       --------        ---------        ---------        ------------------
Net restructured loans ....Rs.3,435        Rs.5,210        Rs. 6,749        Rs.10,795         Rs.32,309  US$690
                           =========       ========        =========        =========        ==================

--------------
(1) Other principally includes shipping, renewable sources of energy, lubricants, printing, mineral products, glass and glass products, watches, healthcare, leather and wood products industries and retail finance assets.

     The following table sets forth, for the periods indicated, our gross other impaired loans by borrowers' industry or economic activity and as a percentage of our gross other impaired loans.

                                                               At March 31,
                           -----------------------------------------------------------------------------------------------
                                1997               1998              1999             2000                 2001
                           -----------------------------------------------------------------------------------------------
                                                     (in millions, except percentages)
Textiles ..................Rs.1,661   7.3%   Rs.2,843    8.0%  Rs.3,764   8.3%  Rs.5,978   11.8%  Rs.6,041 US$ 129   14.5%
Iron and steel ...............2,422   10.6      3,650   10.3      5,058   11.2     4,942    9.8      5,894     126   14.1
Metal products .................592    2.6        789    2.2      2,872   6.3      3,284    6.5      2,970      63    7.1
Paper and paper products .......795    3.5        831    2.3      1,125   2.5      3,147    6.2      2,456      52    5.9
Food products ................2,158    9.4      2,577    7.2      2,523   5.6      2,663    5.3      2,415      52    5.8
Drugs ..........................279    1.2      2,151    6.0      2,448   5.4      2,481    4.9      2,401      51    5.7
Man-made fibers ..............1,762    7.7      3,991   11.2      3,993   8.8      4,092    8.1      2,129      45    5.1
Basic chemicals ................953    4.2      1,266    3.6      3,101   6.9      2,879    5.7      2,075      44    5.0
Cement .......................1,351    5.9      1,784    5.0      1,728   3.8      1,371    2.7      1,972      42    4.7
Electrical equipment ...........718    3.1      1,007    2.8      1,333   2.9      1,653    3.3      1,652      35    4.0
Sugar ..........................417    1.8        554    1.6        291   0.7        951    1.9      1,461      31    3.5
Electronics ..................1,683    7.4      2,820    7.9      2,829   6.2      2,537    5.0      1,456      31    3.5
Services .....................1,002    4.4      1,153    3.2      1,768   3.9      2,015    4.0      1,324      28    3.2
Plastics .......................806    3.5      1,058    3.0      1,268   2.8      1,312    2.6      1,280      27    3.1
Machinery ......................576    2.5      1,094    3.1      1,696   3.7      1,802    3.6        919      20    2.2
Transport equipment ............398    1.7        848    2.4        856   1.9        852    1.7        761      16    1.8
Non-ferrous metals .............470    2.1        530    1.5        597   1.3        639    1.3        503      11    1.2
Rubber and rubber
products .......................372    1.6        484    1.4        462   1.0        485    1.0        335       7    0.8
Fertilizers and
pesticides .....................493    2.2        501    1.4        450   1.0        442    0.9        193       4    0.5
Petrochemicals .................197    0.9        279    0.8        157   0.3        169    0.3         86       2    0.2
Other chemicals .................31    0.1          6     --          6    --         48    0.1         45       1    0.1
Other(1) .....................3,719   16.3      5,351   15.1      6,991  15.5      6,832   13.5      3,376      72    8.0
                           ----------------------------------------------------------------------------------------------
Gross other impaired
loans ....................Rs.22,855  100.0% Rs.35,567  100.0% Rs.45,316 100.0% Rs.50,574  100.0% Rs.41,744 US$ 891  100.0%
                                    ======            =======           ======          =======                   =======
Aggregate allowance for
   loan losses............. (15,208)          (18,111)          (22,102)         (26,334)          (21,663)   (462)
                           ---------        ---------         ---------        ---------         ---------    ----
Net other impaired loans ..Rs.7,647         Rs.17,456         Rs.23,214        Rs.24,240         Rs.20,081 US$ 429
                           =========        =========         =========        =========         =========    ====

--------------
(1)  Other principally includes shipping, renewable sources of energy, lubricants, printing, mineral products, glass and glass products, watches, healthcare, leather and wood products industries and retail finance assets.


     The largest proportion of our impaired loans is to the textiles, iron and steel and man-made fibers sectors. There is a risk that impaired loans in each of these sectors and in other sectors including basic chemicals, plastics, paper and paper products and metal products sectors could increase if Indian economic conditions deteriorate or there is a negative trend in global commodity prices.

     Textiles. The textile industry was affected adversely by the south-east Asian economic crisis. This resulted in Indian textile exports being less competitive. While textile exports have increased in fiscal 2000 and 2001, the rate of growth has been adversely impacted due to the imposition of anti-dumping duties by the European Union. The industry is expected to benefit from the successful bilateral resolution of issues between the government of India and the European Union. The majority of our loans to small entities in these sectors have been classified as impaired, and the balance of our exposure is primarily to large economically-sized plants with established raw material procurement systems and extensive distribution networks. At year-end fiscal 2001, we had classified 26.4% of total loans to the textiles sector as restructured loans and 12.8% as other impaired loans.

     Iron and Steel. Over the last few years, a persistent downward trend in international steel prices to historic lows has had a significant impact on the companies in this sector. In addition, a significant reduction in import tariffs led to price competition from certain countries, significantly reducing domestic prices. Our outlook for the medium to long-term for this sector is positive owing to the anticipated increase in prices and an increase in domestic consumption. In the last two years, the increase in assets in this sector has been primarily due to phased disbursements to projects that were approved earlier. While most of these projects have now been completed, a part of these loans is to projects still under implementation, which we expect to become fully operational within the next year. The majority of our loans to fragmented capacities and small steel plants have already been classified as impaired loans, and the balance of loans in this sector is primarily to economically sized plants with advanced technology. At year-end fiscal 2001, we had classified 10.3% of our assets in this sector as restructured loans and 8.3% as other impaired loans.

     Man-Made Fibers. Between 1994 and 1997, the Indian man-made fibers industry faced a situation of over-supply and a decrease in import duties. This has been corrected to a certain extent because of healthy demand growth and a slowdown in fresh capacity creation. The main challenge to the industry is the fragmented, uneconomically-sized plants. The medium-term outlook for the domestic industry is improving with restructuring and consolidation occurring in the form of mergers and acquisitions. Further, world-wide demand is expected to improve with postponement of capacity additions in south-east Asia. Almost all of our loans to companies with uneconomically-sized plants have already been classified as impaired loans, and the balance of loans to this sector is primarily to large economically sized plants. At year-end fiscal 2001, we had classified 41.2% of our loans to the man-made fibers industry as restructured loans and 19.2% as other impaired loans. We have added no significant exposure in this sector during the past four years, and consequently the proportion of our man-made fibers portfolio to our total loan portfolio has reduced from 3.9% at year-end fiscal 1997 to 1.7% at year-end fiscal 2001.

     Top Ten Impaired Loans

     At year-end fiscal 2001, our 10 largest impaired loans accounted for 26.3% of our gross impaired loan portfolio and 34.0% of our net impaired loan portfolio.

      The following table sets forth, for the period indicated, certain information regarding our 10 largest impaired loans.


                                                      At March 31, 2001
                  ------------------------------------------------------------------------------------------
                                                   Principal
                                                   outstanding,
                                       Gross    net of allowance                                Collateral
                                     principal      for loan                                    dependent
                      Industry      outstanding     losses(1)          Status     Collateral(2) companies(3)
                  ------------------------------------------------------------------------------------------
                                                        (in millions)
Borrower A........Textiles..........   Rs.5,162       Rs.4,870      Restructured      Rs.7,433         N.A.
Borrower B........Iron & Steel......      2,992          2,347      Restructured         5,443         N.A.
Borrower C........Power.............      2,256          2,256      Restructured         2,828         N.A.
Borrower D........Plastics..........      2,245          1,268      Restructured         2,561         N.A.
Borrower E........Iron & Steel......      1,766          1,560      Restructured         2,435         N.A.
                                                                    Other
Borrower F........Drugs.............      1,747            906      impaired             2,730       Rs.906
                                                                    Other
Borrower G........Iron & Steel......      1,701          1,701      impaired             4,348         N.A.
Borrower H........Textiles..........      1,680          1,238      Restructured           716         N.A.
Borrower I........Paper.............      1,660          1,061      Restructured         1,195         N.A.
                                                                    Other
Borrower J........Basic Chemicals...      1,237            584      impaired             2,103          584
                                    ------------------------------------------------------------------------
Total...............................  Rs.22,446      Rs.17,791                       Rs.31,792
                                    ========================================================================

------------
N.A.: Not applicable.
(1)  The net realizable value of these loans on a present value basis is determined by discounting the estimated cash flow over the expected period of repayment by the rate implicit in the loan. Under US GAAP, the net present value of an impaired loan includes the net present value, to the extent realizable, of the underlying collateral, if any.
(2)  Collateral value is that reflected on the borrower's books, net of depreciation, or that determined by third party appraisers to be realizable.
(3)  Out of the above 10 cases, collection in the cases of borrower "F" and "J"
     are collateral dependent. In all other cases, ICICI is primarily dependent on recovery through cash flows, collateral being of secondary importance.


     Interest Foregone

     Interest foregone is the interest due on impaired loans that has not been accrued in our books of accounts. Interest foregone for loans that were on non-accrual basis at year-end fiscal 2001 was 14.3 billion (US$ 305 million) in fiscal 2001, for loans that were on non-accrual basis at year-end fiscal 2000, was Rs. 12.4 billion in fiscal 2000, for loans that were on non-accrual basis at year-end fiscal 1999, was Rs. 10.4 billion in fiscal 1999, for loans that were on non-accrual basis at year-end fiscal 1998, was Rs. 8.7 billion in fiscal 1998 and for loans that were on non-accrual basis at year-end fiscal 1997, was Rs. 5.7 billion in fiscal 1997.

     Impaired Loans Strategy

     In fiscal 1999, we established the Special Asset Management Group to find early solutions for large and complex impaired loans. This group works closely with other banks and financial institutions and uses outside experts and specialized agencies for due diligence, valuation and legal advice to expedite early resolution. The group also seeks to leverage our corporate relationships to facilitate quicker resolution of impaired loans. It consists of professionals with significant experience in credit management supported by a team of dedicated legal professionals. The balance of impaired loans continues to be handled by the respective business groups.

     We place great emphasis on recovery and settlements of our stressed asset portfolio and impaired loans, and this focus has been institutionalized across our organization. Asset quality targets are a key parameter for employee performance evaluation.

     Methods for resolving impaired loans include:

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

     Allowance for Loan losses

     The following table sets forth, for the periods indicated, movements in our allowance for loan losses.

                                                                   Year ended March 31,
                                               -------------------------------------------------------------
                                                 1997       1998       1999      2000      2001        2001
                                               -------------------------------------------------------------
                                                                      (in millions)
Aggregate allowance for loan losses

   at the beginning of the year................Rs.13,423  Rs.17,689  Rs.22,457 Rs.28,524 Rs.34,085    US$ 728
Less: Effect of deconsolidation of subsidiary
   on allowance for loan losses................        --        --         --        --      (747)       (16)
Add: Provisions for loan losses
  Wholesale banking(1).........................    3,590      3,497      5,129     5,571     9,097        194
  Working capital finance......................      222        152        419       518       479         10
  Leasing and related activities (2)...........      151        813        434       279       249          5
  Others (3)...................................      303        306         85       (5)        67          1
                                                -------------------------------------------------------------
Total provisions for loan losses................Rs.4,266      4,768      6,067     6,363     9,892    US$ 211
Write offs......................................      --         --         --      (802)  (10,195)(4)   (218)
Aggregate allowance for loan losses
                                               --------------------------------------------------------------
  at the end of the year.......................Rs.17,689  Rs.22,457  Rs.28,524 Rs.34,085 Rs.33,035    US$ 705
                                               ==============================================================

------------
(1) Includes project finance, corporate finance and receivables financing, excluding leasing and related activities.
(2)  Includes leasing and hire purchase .
(3) Includes bills discounted, inter-corporate deposits and retail finance assets.
(4) Until year-end fiscal 2000, ICICI followed a policy whereby loan balances were not charged-off against the allowance for loan losses. This policy was in response to the regulatory environment governing debt recovery proceedings in India. During fiscal 2001, changes in the tax laws necessitated that loan balances deemed unrecoverable be charged-off against the allowance for credit losses. Accordingly, ICICI charged-off significant loan balances deemed unrecoverable in fiscal 2001.


     We conduct an analysis of our loan portfolio on a periodic basis. The analysis considers both qualitative and quantitative criteria including the account conduct, future prospects, repayment history, financial performance amongst others. In estimating the allowance, we consider the net realizable value on a present value basis by discounting the future cash flows over the expected period of recovery. Further, we also consider our past history of loan losses and value of underlying collateral. For further discussion of our allowance for loan losses, see "Operating and Financial Review and Prospects--Results of Operations--Provisions for Loan losses".

     Under our US GAAP analysis of the provisions for impaired loans, we have taken account of the time delay in our ability to foreclose upon and sell collateral. The net present value of an impaired loan includes the net present value of the underlying collateral, if any. We have assumed delays of between five and eight years in assessing the net present value of our collateral. As a result, even though we are over-collateralized, allowances are required under US GAAP that would not be required under Reserve Bank of India regulations or the regulations of many other countries because Indian GAAP does not take into account the time value of money.

     When we have an equity investment for which the corresponding loan asset is impaired, an adjustment is made to record an impairment of the related equity security.

     For impaired loans in excess of Rs. 100 million, which were 74.0% of the gross impaired loan portfolio at year-end fiscal 2001, we follow a detailed process for each account to determine the allowance for loan losses to be provided. For the balance of smaller loans in the impaired loan portfolio, we follow the classification detailed below for determining the allowance for loan losses.

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

          Enforcement Cases

     Enforcement cases are those cases (excluding cases referred to the Board for Industrial and Financial Reconstruction or BIFR) in which we have commenced litigation. We expect that only the secured portion of these loans is recoverable, after a specified number of years from the date the loan is recalled. The realizable value of these loans on a present value basis is determined by discounting the estimated cash flow at the end of the specified number of years from the date of the recall by the average interest implicit in these loans.

          Non-Enforcement BIFR Cases

     Non-enforcement BIFR cases include cases which have been referred to the Board for Industrial and Financial Reconstruction, which are further categorized into accounts where the plant is under operation and accounts where the plant is closed. We expect that in accounts where the plant is operational, the secured portion of the loan is recoverable over specified annual payments. In respect of those accounts where the plant is closed, we expect that the secured portion of the loan will be recoverable at the end of a specified number of years based upon historical experience.

          Non-Enforcement Non-BIFR Cases

     Non-enforcement non-BIFR cases include cases, which are neither under litigation nor referred to the Board for Industrial and Financial Reconstruction. This category is also divided into accounts where the plant is under operation and accounts where the plant is closed. We expect that in those accounts where the plant is operational, the secured portion of the loan is recoverable over specified annual payments together with a recovery in interest due at a specified rate. In respect of those loans where the plant is closed, we expect that the secured portion of the loan will be recoverable over specified annual payments.

     The following table sets forth, for the period indicated, the results of our impaired loan classification scheme.

                                                                        At March 31, 2001
                                                      -----------------------------------------------------
                                                                         Percentage
                                                                       expected to be        Impaired
                                                       Gross impaired  realized on a net   loans, net of
                                                          loans         present value     allowance for
                                                                           basis          loan losses
                                                      -----------------------------------------------------
                                                               (in millions, except percentages)

Gross principal greater than  100 million............ Rs.63,178             64.4%      Rs.40,671
Settlement cases.....................................     1,541             92.4           1,423
Enforcement cases....................................     8,228             57.8           4,759
Non-enforcement BIFR cases...........................     3,836             44.0           1,688
Non-enforcement non-BIFR cases.......................     2,341             81.9           1,918
Other loans..........................................     6,301             30.6           1,931
                                                      ---------                   --------------
Total................................................ Rs.85,425             61.3%      Rs.52,390
                                                      =========                   ==============

                                      80

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

     Under the regulations of the Reserve Bank of India, of all our group companies and affiliates, only ICICI Bank can accept demand deposits. ICICI can accept only term deposits and has no access to demand deposits. Pursuant to a 1998 Reserve Bank of India regulation, ICICI Securities can accept public deposits; however, in order to receive certain exemptions from other Reserve Bank of India regulations regarding reporting requirements and liquidity, the board of directors of ICICI Securities passed a resolution at its meeting held on April 21, 1999 not to accept any public deposits during fiscal 2000. The board of directors of ICICI Securities also passed a resolution on March 31, 2000 not to accept any public deposits in fiscal 2001. Therefore, ICICI Securities does not hold any public deposits. From July 2001, ICICI Home Finance has commenced accepting term deposits. All the other entities must necessarily obtain funds from other sources.

     Rupee Funds

     At year-end fiscal 2001, 86.5% of our gross loan assets were denominated in rupees. In recent years, our rupee fund raising activities have grown in line with the rapid growth in our lending operations. Until fiscal 1992, ICICI raised funds by issuing bonds guaranteed by the government of India known as statutory liquidity ratio (SLR) bonds. These bonds qualified as permitted investments for commercial banks to meet statutory reserve requirements and carried a lower rate of interest than the market rates prevailing at the time of their issue. These SLR bonds were 56.7% of ICICI's total outstanding rupee debt at year-end fiscal 1992. Due to changes in regulations, we ceased issuing SLR bonds after fiscal 1992, and SLR bonds were only 4.3% of ICICI's total outstanding rupee debt at year-end fiscal 2001.

     The following table sets forth, for the periods indicated, our average outstanding rupee borrowings based on quarterly balance sheets and by category of borrowing and the percentage composition by category of borrowing. The average cost (interest expense divided by average of quarterly balances) for each category of borrowings is provided in the footnotes.


                                                          Year ended March 31,(1)
                        ------------------------------------------------------------------------------------------------
                             1997             1998            1999             2000                 2001
                        ------------------------------------------------------------------------------------------------
                         Amount   % to   Amount   % to     Amount   % to    Amount   % to    Amount    Amount     % to
                                  total           total             total            total                        total
                        ------------------------------------------------------------------------------------------------
                                                     (in millions, except percentages)
SLR bonds(2)...........Rs. 29,151   15.8% Rs. 29,949   12.4%  Rs. 27,936     8.4%  Rs. 26,507    6.5%  Rs. 23,405   US$  500    4.9%
Borrowings from
Indian
    government(3)........   9,461    5.1      10,431    4.3        9,995     3.0        9,194    2.2        8,049        172    1.7
Convertible
debentures(4)............     518    0.3         518    0.2          518     0.2          130    0.1           --         --     --
Other borrowings(5)(6)... 145,376   78.8     200,960   83.1      293,312    88.4      373,256   91.2      442,718      9,450   93.4
                        ------------------------------------------------------------------------------------------------------------
Total(6)...............Rs.184,506  100.0% Rs.241,858  100.0%  Rs.331,761   100.0%  Rs.409,087  100.0%  Rs.474,172  US$10,121  100.0%
                       =============================================================================================================

------------------
(1) Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 1997, 1998, 1999 and 2000 and average of quarterly balances at the end of June, September, December and March for fiscal 2001.
(2) With an average cost of 10.09% in fiscal 1997, 10.29% in fiscal 1998, 10.39% in fiscal 1999, 10.33% in fiscal 2000 and 10.62% in fiscal 2001.
(3) With an average cost of 10.79% in fiscal 1997, 10.94% in fiscal 1998, 11.11% in fiscal 1999, 10.85% in fiscal 2000 and 10.70% in fiscal 2001.
(4) With an average cost of 12.50% in fiscal 1997, 1998 and 1999 and 14.38% in fiscal 2000. The convertible debentures were redeemed on July 17, 1999.
(5) With an average cost of 15.75% in fiscal 1997, 15.06% in fiscal 1998, 14.53% in fiscal 1999, 13.67% in fiscal 2000 and 13.06% in fiscal 2001.
(6) Includes publicly and privately placed bonds, borrowings from institutions and wholesale deposits such as inter-corporate deposits and certificate of deposits.


***
     Our funding strategy is to diversify our sources of funds to cover a broader spectrum of investors. The rapid growth in our lending portfolio and related disbursements has required us to greatly expand our investor base and reduce our dependence on any particular sector. As a result, we raise funds from a range of investors, including:

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

                                                               At March 31,
                        ---------------------------------------------------------------------------------------------
                                 1998              1999                    2000                      2001
                        ---------------------------------------------------------------------------------------------
                                     % to                % to                   % to                           % to
                            Amount   total     Amount    total        Amount   total      Amount     Amount    total
                        ---------------------------------------------------------------------------------------------
                                                      (in millions, except percentages)
Banks..................Rs. 53,740    19.3% Rs. 81,205     20.9%   Rs. 80,614   18.7%   Rs. 83,994   US$ 1,793    16.7%
Retail investors.......    37,568    13.5      59,352     15.3        69,756   16.2         76,985      1,643    15.3
Pension funds and
  employee trusts......    46,446    16.7      76,248     19.6        81,579   18.9       113,895       2,431    22.6
Investment institutions    44,959    16.2      47,073     12.1        62,483   14.5        66,521       1,420    13.2
SLR bonds..............    29,170    10.5      26,625      6.8        24,072    5.6        21,653         462     4.3
Indian government......    10,385     3.7       9,715      2.5         8,569    2.0         8,272         177     1.6
Others.................    56,042    20.1      88,595     22.8        97,072   22.6       132,187       2,821    26.2
Application money
pending  allotment (1).       --       --          --       --         6,429    1.5           505          11     0.1
                        ---------------------------------------------------------------------------------------------
Total..................Rs.278,310   100.0% Rs.388,813    100.0%   Rs.430,574  100.0%   Rs.504,012  US$ 10,758   100.0%
                        ==============================================================================================

-------------
(1) Represents application money received pending allotment of bonds issued in March 2000 for fiscal 2000 and in March 2001 for fiscal 2001.

         Banks and investment institutions, such as state-owned insurance companies and mutual funds, have traditionally been our largest providers of funds. Over the past few years, we have increasingly diversified away from these wholesale sources of funding. As the table above indicates, while banks and investment institutions as a group continue to be our single largest source of funds, their share as a percentage of the total funding over the last few years has declined. Pension funds, employee trusts, co-operative banks, non-profit societies and educational institutions are our semi-wholesale sources of funds. We began to access these funding sources starting in fiscal 1996, and today they constitute a significant and stable share of our resources.

     Since 1993, ICICI has regularly issued unsecured redeemable medium-term and long-term bonds marketed under the brand name "ICICI Safety Bonds" in India's domestic capital markets. Currently, there are about 3.5 million individual holders of these bonds, principally retail investors. We believe that it is imperative to retain a presence in this market and hence have shifted to a strategy of smaller and more frequent public issues of these bonds. Aggregate funds raised through the issuance of these bonds has grown from Rs. 17.4 billion (US$ 370 million) during fiscal 1998 to Rs. 29.0 billion (US$ 619 million) during fiscal 2001.

         The following table sets forth, for the periods indicated, certain information related to our short-term rupee borrowings, which consist of certificates of deposits, inter-corporate deposits and borrowings from government-owned companies, known commonly as public sector units.

                                                                   At March 31, (1)
                                           -----------------------------------------------------------------
                                              1997       1998       1999       2000             2001
                                           ---------- ---------- ---------- ---------- ---------------------
                                                          (in millions, except percentages)
Year-end balance...........................Rs.28,822 Rs.32,306  Rs.50,585  Rs.87,758 Rs. 99,995  US$ 2,134
Average balance during the year (2) .......   19,879    27,410     51,098     68,626    100,569      2,147
Maximum quarter-end balance................   31,643    39,501     68,858     90,442    104,412      2,229
Average interest rate during the year (3)..    10.79%    10.00%     10.42%     12.38%     10.17%
Average interest rate at year-end (4)......    14.80     12.40      12.10      10.82      11.01

----------------
(1) Short-term borrowings include trading liabilities, such as borrowings in the call market and repurchase agreements.

(2) Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 1997, 1998, 1999 and 2000 and average of quarterly balances at the end of June, September, December and March for fiscal 2001.

(3) Represents the ratio of interest expense on short-term borrowings to the average of quarterly balances of short-term borrowings.

(4) Represents the average of the document rate of the short-term borrowings outstanding at fiscal year-end.

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

         Traditionally, our major foreign currency borrowings have been from multilateral institutions and guaranteed by the government of India. We have lines of credit from the World Bank and the Asian Development Bank directly or through the government of India with maturities ranging from 10 to 20 years. Under our principal bilateral borrowings, we have lines of credit from Kreditanstalt fur Wiederaufbau, Japan Bank for International Cooperation, Commonwealth Development Corporation of the United Kingdom, several export credit agencies and Overseas Development Administration of the United Kingdom through the government of India. The funds raised from multilateral and bilateral sources typically have requirements as to the use of funds raised such as infrastructure funding, pollution prevention and other uses. These sources enable us to raise fairly long maturity funds at competitive costs, which supplement the funds available from commercial sources by widening the maturity spectrum of liabilities.

         We first began commercial foreign currency borrowings in 1973 with the establishment of a syndicated loan facility. Since then, we have borrowed funds in the international commercial markets in the form of Euro credits and loans, fixed and floating rate bond issues, private placements and a Euro-commercial paper program backed by a note issuance facility. To allow a more rapid access to funds we established a global medium-term note program, under which we have issued two series of bonds totaling US$ 250 million, one of which was a subordinated bond issue. In fiscal 2001, we concluded a US$ 100 million commercial borrowing from a syndicate of banks.

         The following table sets forth, for the periods indicated, our average outstanding volume of foreign currency borrowings based on quarterly balance sheets by source and the percentage composition by source. The average cost (interest expense divided by average of quarterly balances) for each source of borrowings is provided in the footnotes.

                                                                    At March 31, (1)
                                ----------------------------------------------------------------------------------------------------
                                      1997             1998                 1999               2000                   2001
                                ----------------------------------------------------------------------------------------------------
                                          % of              % of                % of                % of                        % of
                                Amount   total     Amount  total       Amount  total      Amount   total     Amount    Amount  total
                                ----------------------------------------------------------------------------------------------------
                                                      (in millions, except percentages)

Commercial borrowings (2)...Rs. 66,183   76.3% Rs. 77,437   79.7%  Rs. 81,140   79.1% Rs. 74,509   77.4% Rs. 74,745  US$1,595  77.6%
Multilateral borrowings(3)..    20,570   23.7      19,716   20.3       21,483   20.9      21,748   22.6      21,554       460  22.4
                           ---------------------------------------------------------------------------------------------------------
Total.......................Rs. 86,753  100.0% Rs. 97,153  100.0%  Rs.102,623  100.0% Rs. 96,257  100.0% Rs. 96,299  US$2,055 100.0%
                           =========================================================================================================

-----------------
(1) Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 1997, 1998, 1999 and 2000 and average of quarterly balances at the end of June, September, December and March for fiscal 2001.
(2) With an average cost of 6.14% in fiscal 1997, 6.60% in fiscal 1998, 6.15% in fiscal 1999, 5.72% in fiscal 2000 and 6.52% in fiscal 2001.
(3) With an average cost of 6.02% in fiscal 1997, 5.71% in fiscal 1998, 5.79% in fiscal 1999, 5.53% in fiscal 2000 and 4.39% in fiscal 2001.

         We have diversified our commercial borrowings by borrowing in various markets in US Dollars, Deutsche Marks, Swiss Francs, Japanese Yen, Pounds Sterling and Euros. We review developments in the international markets with a view to raising funds in the most cost-efficient manner.

         Deposits

         ICICI is allowed to raise deposits from the public only with a maturity greater than one year. Due to this limitation, ICICI's time deposits made up only a negligible proportion of our total deposits. Deposits at ICICI are not subject to reserve requirements, although the Reserve Bank of India may, in its discretion, impose reserve requirements in the future. ICICI Bank can raise demand and time deposits. The maturity period of corporate time deposits is predominantly between 15 days to one year. Deposits at ICICI Bank are subject to reserve requirements applicable to all Indian banks. Reserve requirements are discussed in detail in the section on "Supervision and Regulation".

                  Deposit Types and Costs

         The following table sets forth, for the periods indicated, the average volume and average cost of our deposits by type of deposit.

                                                           Year ended March 31,(1)
                              ------------------------------------------------------------------------------------------------------
                                      1997               1998                 1999               2000               2001
                              ------------------------------------------------------------------------------------------------------
                                Amount    Cost(2)  Amount     Cost(2)    Amount   Cost(2)   Amount  Cost(2)  Amount  Amount  Cost(2)
                              ------------------------------------------------------------------------------------------------------
                                                              (in millions, except percentages)
Interest-bearing deposits:
    Savings deposits.......... Rs.   317   3.15%  Rs.   832    3.37%  Rs.  1,633    3.25%  Rs. 3,530  3.34% Rs.   --  US$ --     --
    Time deposits.............     6,920  12.95      15,335    9.65       40,636   10.60      64,309  9.31     3,682      79  13.31%
Non-interest-bearing deposits:
    Demand deposits...........     1,448     --       4,203      --        4,430      --       7,443    --        --      --     --
                               -----------------------------------------------------------------------------------------------------
Total deposits................ Rs. 8,685  10.43%  Rs.20,370    7.40%   Rs.46,699    9.34%  Rs.75,282  8.11% Rs. 3,682 US$ 79  13.31%
                               =====================================================================================================

_________________
(1) Average of quarterly balances at the end of March of the previous fiscal year, June, September, December and March of that fiscal year for each of fiscal 1997, 1998, 1999 and 2000 and average of quarterly balances at the end of June, September, December and March for fiscal 2001.

(2)  Represents interest expense divided by the average of quarterly balances.

         The average volume of deposits at year-end fiscal 2001 is not comparable with fiscal 2000 due to the deconsolidation of ICICI Bank effective April 1, 2000.

                  Maturity Profile of Deposits

         The following table sets forth, for the period indicated, the maturity profile of our deposits by type of deposit.

                                                               At March 31, 2001
                              ----------------------------------------------------------------------------------
                                            After one
                                              month        After six       After one
                                           and within        months           year
                               Within one     six         and within       and within     After three
                                 month       months       12 months        three years      years        Total
                              ----------------------------------------------------------------------------------
                                                              (in millions)
Interest-bearing deposits:
   Savings deposits ........   Rs.  --      Rs.   --      Rs.    --       Rs.    --        Rs.  --     Rs.    --
   Time deposits............       148           489          2,976           1,785            674         6,072
Non-interest-bearing deposits:
   Demand deposits..........        --            --             --              --             --            --
                              ----------------------------------------------------------------------------------
Total deposits..............   Rs. 148      Rs.  489      Rs. 2,976       Rs. 1,785        Rs. 674     Rs. 6,072
                               =================================================================================

Properties

         ICICI's registered office and corporate headquarters are located at ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India. The office building has an area of approximately 650,000 square feet and the construction was completed by ICICI in 1999.

         ICICI's principal office network consists of 25 facilities, which are situated in Ahmedabad, Bangalore, Chennai, Coimbatore, Hyderabad, Kolkata, Mumbai, New Delhi, Pune and Vadodra. 17 of these facilities are located on properties owned by ICICI and eight are located on leased properties. These facilities are located throughout India. ICICI has set up 92 ICICI centers located in cities across India. All these facilities are located on leased properties primarily in cities where we do not have our own office premises.

         ICICI Infotech, ICICI Venture and ICICI Securities own properties totaling approximately 118,470 square feet and also have 11 properties on lease. The other group companies operate primarily from facilities owned by ICICI. We also provide residential and holiday home facilities to our employees at subsidized rates.

         The net book value of property and equipment at March 31, 2001 was Rs. 12.0 billion (US$ 257 million).

Legal and Regulatory Proceedings

         We are involved in a number of legal proceedings in the ordinary course of our business. Excluding the legal proceedings discussed below, we believe that ICICI and its subsidiaries are not a party to any proceedings and no proceedings are known by any of ICICI or its subsidiaries to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our consolidated financial condition or results of operations.

         We have been assessed an aggregate of Rs. 8.5 billion (US$ 181 million) in income tax, interest tax and sales tax demands by the government of India's tax authorities for past years. We have appealed each of these tax demands. Management believes that the tax authorities are not likely to be able to substantiate their income tax and sales tax assessment for the following reasons.

     o We received favorable decisions from the appellate authorities with respect to Rs. 633 million (US$ 14 million) of the current income tax assessment. The income tax authorities have appealed these decisions to higher appellate authorities and we are awaiting the decisions.

     o We received a favorable decision of the Supreme Court of India in respect of writ petitions filed by us relating to the sales tax issues that are currently being appealed by us with respect to Rs. 316 million (US$ 7 million) of the current sales tax assessment.

     o We received favorable appellate decisions in earlier years related to the income tax issues currently being appealed by us with respect to Rs. 245 million (US$ 5 million) of the current income tax assessment, and other Indian companies received favorable appellate decisions in earlier years related to other income tax issues that are currently being appealed by us with respect to Rs. 7.3 billion (US$ 155 million) of the current income tax and interest tax assessment.

         Of the Rs. 8.5 billion (US$ 181 million) aggregate tax assessments,
 4.7 billion (US$ 100 million) represents income or sales tax demands relating to lease agreements between various lessees and us, under which we may recover any taxes payable by us from the lessee. Based on these favorable precedents and the recoverability of the substantial majority of this assessment from lessees of ICICI, we have not provided for contingent liabilities related to these proceedings.

         In January 2001, the Bank of Nova Scotia Asia Limited and Commerzbank AG filed a claim against ICICI before the English courts in London challenging certain transactions between ICICI and Arvind Mills Limited, a borrower to whom both ICICI and the plaintiffs are lenders. These transactions relate to certain lease, brand-financing and investment agreements between ICICI and Arvind Mills Limited. Such transactions aggregate approximately Rs. 5.7 billion (US$ 122 million).

The plaintiffs allege that such specified transactions breach the Security Agent and Trust Agreement between ICICI and the plaintiffs, whereby ICICI was appointed as a trustee for the plaintiffs.

         The plaintiffs have sought:

     o    a declaration that the specified transactions are void;

     o damages and /or compensation equal to the sum of money sufficient to compensate each of the plaintiffs for loss of security;

     o interest in equity computed in quarterly rests and/or pursuant to the provisions of the UK Supreme Court Act of 1981; and

     o    costs of litigation.

         The litigation is in its early stages and as the claims are unparticularized, no estimate of the interest, damages and costs claimed can be quantified currently. ICICI has denied all claims of the plaintiffs and is contesting the jurisdiction of the English courts to hear the matter. Given the preliminary stage of the proceedings, management is unable to make a reasonable assessment of the final outcome of the litigation and accordingly has not recorded any liability associated with this contingency.

         The same transaction is also the subject matter of a criminal complaint filed by Commerzbank AG against ICICI and its executive directors (including the former deputy managing director) before the Indian courts. The Indian courts have granted an ad-interim stay of the complaint and the matter has been posted for further hearing.

         Management believes, based on consultation with counsel, that the ultimate resolution of these legal proceedings will not have a material adverse effect on the company's results of operations, financial condition or liquidity. However, the final outcome of these legal proceedings cannot be predicted with certainty, and accordingly, no assurance can be given that the ultimate resolution of these legal proceedings will not have a material impact on our results of operations, financial condition or liquidity.

Employees

         The following table set forth, for the periods indicated, the approximate number of employees in the ICICI group.

                                                                      At March 31,
                                               ----------------------------- -----------------------------
                                                           2000                          2001
                                               ----------------------------- -----------------------------
                                                  Number       % to total       Number       % to total
                                               -------------- -------------- ------------- ---------------
ICICI......................................            1,009         28.8%          1,065          28.1%
ICICI Infotech.............................              444         12.7           1,050          27.8
ICICI Personal Financial Services .........              314          9.0             651          17.2
ICICI Capital Services.....................              182          5.2             325           8.6
ICICI Prudential Life Insurance............               --           --             294           7.8
ICICI Securities...........................              118          3.4             125           3.3
ICICI Home Finance.........................               49          1.4              96           2.5
Other subsidiaries of ICICI................               43          1.2             178           4.7
ICICI Bank.................................            1,344         38.3              -- (1)        -- (1)
                                               -------------- -------------- ------------- ---------------
Total number of employees..................            3,503        100.0%          3,784         100.0%
                                               ============== ============== ============= ===============

----------
(1) ICICI Bank ceased to be a subsidiary of ICICI in fiscal 2001.

         At year-end fiscal 2001, we had approximately 3,784 employees, an increase from 2,159 employees (excluding 1,344 employees of ICICI Bank) at year-end fiscal 2000 and from 1,604 employees (excluding 891 employees of ICICI
Bank) at year-end fiscal 1999. Of these, 1,065 at year-end fiscal 2001, 1,009 at year-end fiscal 2000 and 1,265 at year-end fiscal 1999 were employed by ICICI. Of the 1,065 employees of ICICI, 631 are professionals, holding degrees in management, accountancy, engineering, law, computer science and economics. The increase in number of employees in fiscal 2001 was primarily in our subsidiaries ICICI Infotech, ICICI Personal Financial Services and ICICI Home Finance which have been rapidly growing their business and distribution infrastructure and in ICICI Prudential Life Insurance which commenced operations in December 2000.

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

         Effective fiscal 1994, ICICI established a performance-based bonus scheme under which permanent employees can significantly increase their pay. The compensation structures are based on clear performance criteria. In line with the performance-driven culture, ICICI recently moved into a goal-based performance management system which is a system of management by results. To encourage commitment to results and productivity, we have also instituted an employee stock option scheme. For the details of the stock option scheme, see "Management--Compensation and Benefits to Directors and Officers--Employee Stock Option Scheme".

         In addition to basic compensation, employees of some companies of the group are eligible to receive loans from us at subsidized rates and to participate in our provident fund and other employee welfare plans. The provident fund, to which both we and our employees contribute defined amounts, is a savings scheme, required by government regulation, under which we must pay to employees a minimum 9.5% annual return. If such return is not generated internally by the fund, we are liable for the difference. Our provident fund has always generated sufficient funds internally to meet the minimum annual return requirement. We have also set up a superannuation fund to which we contribute defined amounts. In addition, we also contribute defined amounts to a gratuity fund set up pursuant to Indian statutory requirements.

         We have a training center at Pune, near Mumbai, which conducts a series of training programs designed to meet the changing skill requirements of our employees. These training programs include orientation sessions for new employees and management development programs for mid-level and senior executives.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected financial and other data for and at year-end fiscal 1997, 1998, 1999, 2000 and 2001 have been derived from our consolidated financial statements, prepared in accordance with US GAAP. Our consolidated financial statements have been audited by KPMG, India, independent auditors. Capital adequacy ratios have been calculated both from the unconsolidated financial statements prepared in accordance with Indian GAAP and the consolidated financial statements prepared in accordance with US GAAP.

     Our consolidated subsidiaries at and for the year ended fiscal 2001 did not include ICICI Bank. Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank in India, in an all stock merger and, as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, we reduced our interest in ICICI Bank to 46.4% through sales of equity shares in the Indian secondary markets to institutional investors. As a result of the foregoing, ICICI Bank ceased to be one of our subsidiaries as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which our majority ownership interest in ICICI Bank was deemed to be temporary. ICICI Bank continues to be reported on a consolidated basis for the years ended March 31, 1997, 1998, 1999 and 2000. As a result, financial statements of fiscal 2001 and fiscal 2000 are not strictly comparable.

     You should read the following data with the more detailed information contained in "Operating and Financial Review and Prospects" and our consolidated financial statements. Historical results do not necessarily predict the results in the future.

                                                                          Year ended March 31,
                                                   --------------------------------------------------------------------
                                                      1997       1998       1999        2000       2001      2001(1)
                                                   --------------------------------------------------------------------
                                                               (in millions, except per common share data)
Selected income statement data:
Interest revenue..................................  Rs. 41,564 Rs. 54,387 Rs. 70,293  Rs. 79,296 Rs. 81,080  US$ 1,731
Interest expense..................................     (33,238)   (42,431)   (58,043)    (67,492)   (67,961)    (1,451)
                                                   --------------------------------------------------------------------
Net interest revenue..............................       8,326     11,956     12,250      11,804     13,119        280
Dividends.........................................         800        553        676       1,502        406          9
                                                   --------------------------------------------------------------------
Net interest revenue, including dividends.........       9,126     12,509     12,926      13,306     13,525        289
Provisions for loan losses........................      (4,266)    (4,768)    (6,067)     (6,363)    (9,892)      (211)
                                                   --------------------------------------------------------------------
Net interest revenue, including dividends, after
   Provisions for loan losses.....................       4,860      7,741      6,859       6,943      3,633         78
Non-interest revenue, net.........................       2,515      5,325      5,560       9,815      8,034        171
                                                   --------------------------------------------------------------------
Net revenue......................................        7,375     13,066     12,419      16,758     11,667        249
                                                   --------------------------------------------------------------------
Non-interest expense..............................      (2,019)    (2,686)    (3,795)     (5,302)    (5,808)      (124)
Equity in earnings of affiliate...................          --         (9)       (34)         20        856         18
Minority interest.................................         135       (135)      (170)       (361)        34          1
                                                   --------------------------------------------------------------------
Income before taxes...............................       5,491     10,236      8,420      11,115      6,749        144
Income tax expense................................        (994)    (1,446)    (1,194)     (2,033)      (119)        (2)
                                                   --------------------------------------------------------------------
Net income (before extraordinary items and
   cumulative effect of  change in accounting
   principle, net of tax).........................       4,497      8,790      7,226       9,082      6,630        142
Extraordinary items, net of tax(2)................          --         --        292          --         --         --
Cumulative effect of change in accounting
principle, net
   of tax (3).....................................          --         --         --         249         --         --
                                                   --------------------------------------------------------------------
Net income/net income from continuing operations..  Rs.  4,497  Rs. 8,790  Rs. 7,518  Rs.  9,331 Rs.  6,630  US$   142
                                                   ====================================================================
Operating revenue (4) ............................  Rs. 44,626  Rs.59,770  Rs.76,276  Rs. 90,360 Rs. 89,267  US$ 1,905
                                                   ====================================================================
Net operating income (5)..........................  Rs.  4,109  Rs. 8,430  Rs. 7,330  Rs.  9,377 Rs.  6,602  US$   141
                                                   ====================================================================
Per common share:
Net income/net income from continuing operations--
    basic(6)......................................  Rs.  10.34  Rs. 18.39  Rs. 15.66  Rs.  14.45 Rs.   8.44  US$  0.18
Net income/net income from continuing operations--
    Diluted(7)....................................        8.85      15.74      13.52       13.77       8.41       0.18
Net operating income--basic........................       9.45      17.64      15.27       14.52       8.41       0.18
Net operating income--diluted......................       8.12      15.11      13.18       13.85       8.38       0.18
Dividends(8)......................................        4.50       5.50       5.50        5.50       5.50       0.12
Book value........................................       56.28      68.78      76.06       90.29      96.67       2.06
Common shares outstanding at end of period
   (in millions of common shares).................         476        478        480         785        785
Weighted average common shares outstanding
  --basic (in millions of common shares)..........         435        478        480         646        785
Weighted average common shares outstanding
  --diluted (in millions of common shares)........         532        575        577         687        785

------------------
(1)  Rupee amounts for fiscal 2001 have been translated into US dollars using the noon buying rate in effect on March 30, 2001 of Rs. 46.85 = US$ 1.00.
(2)  Represents gains from extinguishment of debt, net of tax. In fiscal 1999, we realized a post-tax gain of Rs. 292 million (US$ 6 million) through repurchase of certain of our outstanding foreign currency bonds which resulted in extinguishment of debt.
(3)  Effective April 1, 1999, ICICI changed the method of providing depreciation on property and equipment from the written down value method to the straight line method. The cumulative effect of the change aggregating Rs. 405 million (US$ 9 million), net of the related income tax effect of Rs. 156 million (US$ 3 million) has been included in the statement of income for fiscal 2000. See note 12 to our consolidated financial statements.
(4)  Represents interest revenue, dividends and non-interest revenue, excluding effect of business combination on non-interest revenue of Rs. 253 million
     (US$ 5 million) for each of fiscal 1997, 1999, 2000 and 2001 and Rs. 495 million (US$ 11 million) for fiscal 1998.
(5)  Represents net income (before extraordinary items and cumulative effect of change in accounting principle, net of tax), minority interest, effect of business combination on non-interest revenue of Rs. 253 million (US$ 5 million) for each of fiscal 1997, 1999, 2000 and 2001 and Rs. 495 million
     (US$ 11 million) for fiscal 1998 and effect of business combinations on non-interest expense of Rs. 187 million (US$ 4 million) for each of fiscal 1999 and 2000 and Rs. 259 million (US$ 6 million) for fiscal 2001.
(6)  Represents net income before dilutive impact.
(7) Represents net income adjusted for full dilution. All convertible instruments are assumed to be converted to common shares at the beginning of the year, at prices that are most advantageous to the holders of instruments. All series of convertible instruments are dilutive. See Note
     22 to our consolidated financial statements.
(8) In US dollars, dividends were US$ 0.10 per equity share in fiscal 1997 and US$ 0.12 per equity share in each of fiscal 1998, 1999, 2000 and 2001.


     The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of our average total assets for the respective period.

                                                                            Year ended March 31,
                                                              --------------------------------------------------
                                                                 1997       1998      1999     2000     2001
                                                              --------------------------------------------------
Selected income statement data:
Interest revenue..............................................   12.10%    12.51%     12.24%  11.23%    11.47%
Interest expense..............................................   (9.67)    (9.76)    (10.11)  (9.56)    (9.62)
                                                              --------------------------------------------------
Net interest revenue..........................................    2.43      2.75       2.13    1.67      1.85
Dividends.....................................................    0.23      0.13       0.12    0.21      0.06
                                                              --------------------------------------------------
Net interest revenue, including dividends.....................    2.66      2.88       2.25    1.88      1.91
Provisions for loan losses....................................   (1.24)    (1.10)     (1.06)  (0.90)    (1.40)
                                                              --------------------------------------------------
Net interest revenue, including dividends, after provisions
   for loan losses............................................    1.42      1.78       1.19    0.98      0.51
Non-interest revenue, net.....................................    0.73      1.22       0.97    1.39      1.14
                                                              --------------------------------------------------
Net revenue...................................................    2.15      3.00       2.16    2.37      1.65
Non-interest expense..........................................   (0.59)    (0.62)     (0.66)  (0.75)    (0.82)
Equity in earnings of affiliate...............................      --        --      (0.01)     --      0.12
Minority interest.............................................    0.04     (0.03)     (0.03)  (0.05)       --
                                                              --------------------------------------------------
Income before taxes...........................................    1.60      2.35       1.46    1.57      0.95
Income tax expense............................................   (0.29)    (0.33)     (0.21)  (0.29)    (0.02)
                                                              --------------------------------------------------
Net income (before extraordinary items and cumulative effect
   of change in accounting principle, net of tax).............    1.31      2.02       1.25    1.28      0.93
Extraordinary items and cumulative effect of change in
    accounting principle, net of tax..........................      --        --       0.05    0.04        --
                                                              --------------------------------------------------
Net income/net income from continuing operations..............    1.31%     2.02%      1.30%   1.32%     0.93%
                                                              ==================================================
Operating revenue ............................................   12.99     13.74      13.28   12.80     12.63
Net operating income..........................................    1.20%     1.94%      1.28%   1.33%     0.93%

                                                                     At March 31,
                                       -------------------------------------------------------------------------
                                           1997        1998        1999        2000        2001      2001(1)
                                       -------------------------------------------------------------------------
                                                          (in millions, except percentages)
Selected balance sheet data:
Total assets........................... Rs. 380,200 Rs. 489,799 Rs. 646,945 Rs. 774,279 Rs. 740,445  US$ 15,805
Securities.............................      17,118      14,582      15,041      18,871      20,115         429
Loans, net(2)..........................     291,340     377,184     475,106     561,448     602,023      12,850
Troubled debt restructuring
   (restructured loans), net...........       3,435       5,210       6,749      10,795      32,309         690
Other impaired loans, net..............       7,647      17,456      23,214      24,240      20,081         429
Total liabilities......................     352,595     455,476     609,661     699,073     664,027      14,173
Long-term debt.........................     274,015     347,956     435,521     436,320     505,025      10,780
Deposits...............................      10,740      29,295      60,605      96,682       6,072         130
Redeemable preferred stock(3)..........         750       3,366      10,897      10,207         698          15
Stockholders' equity...................      26,787      32,876      36,494      70,908      75,922       1,621
Common stock ..........................       4,755       4,781       4,801       7,832       7,848         168
Period average(4):
Total assets...........................     343,635     434,870     574,198     706,066     706,582      15,082
Interest-earning assets................     274,481     367,646     500,966     612,452     615,867      13,146
Loans, net(2)..........................     249,473     334,465     430,830     513,421     570,989      12,188
Total liabilities(5)...................     318,119     403,168     538,213     650,794     631,563      13,480
Interest-bearing liabilities...........     279,366     356,489     483,636     583,609     576,474      12,305
Long-term debt.........................     251,380     311,601     383,286     436,718     469,902      10,030
Stockholders' equity................... Rs.  25,516 Rs.  31,702 Rs.  35,985 Rs.  55,272 Rs.  75,019  US$  1,601
Profitability:
Net income as a percentage of:
   Average total assets................       1.31%        2.02%       1.30%       1.32%       0.93%
   Average stockholders' equity........      17.62        27.73       20.89       16.88        8.84
   Average stockholders' equity
   (including redeemable preferred
   stock) (6)..........................      17.47        27.06       19.26       15.95        8.89
Dividend payout ratio(7)...............      47.92        33.33       38.99       42.44       71.79
Spread(8)..............................       3.24         2.89        2.03        1.39        1.38
Net interest margin(9).................       3.03         3.25        2.44        1.93        2.13
Cost-to-income ratio(10)...............      17.73        15.49       19.79       22.37       26.04
Cost-to-average assets ratio(11).......       0.59         0.62        0.63        0.72        0.79
Capital:
Total capital adequacy ratio
   for ICICI(12)......................       13.28        13.02       12.46       17.27       14.66
Tier 1 capital adequacy ratio
   for ICICI(12).......................      10.51         8.78        8.25       11.52        9.65
Tier 2 capital adequacy ratio
   for ICICI(12).......................       2.77         4.24        4.21        5.75        5.01
Average stockholders' equity as a
   percentage of average total assets..       7.43         7.29        6.27        7.83       10.62
Average stockholders' equity
   (including redeemable preferred
   stock) as a  percentage of average
   total assets........................       7.68         7.59        7.48        9.30       10.95

                                                                          At or for the year ended March 31,
                                                                      ---------------------------------------------
                                                                        1997    1998     1999     2000     2001
                                                                      ---------------------------------------------
                                                                                    (in percentages)
Asset quality:
Net restructured loans as a percentage of net loans..................    1.18%    1.38%    1.42%    1.92%    5.37%
Net other impaired loans as a percentage of net loans................    2.62     4.63     4.89     4.32     3.34
Allowance for loan losses on restructured loans as a percentage of
   gross restructured loans .........................................   41.94    45.48    48.76    41.79    26.03
Allowance for loan losses on other impaired loans as a percentage of
   gross other impaired loans........................................   66.54    50.92    48.77    52.07    51.89
Allowance for loan losses on restructured and other impaired loans as
   a percentage of gross loans.......................................    5.72%    5.62%    5.66%    5.72%    5.20%

---------------
(1)  Rupee amounts for fiscal 2001 have been translated into US dollars using the noon buying rate in effect on March 30, 2001 of Rs. 46.85 = US$ 1.00.
(2)  Net of allowance for loan losses in respect of restructured and other impaired loans.
(3)  In line with the existing regulatory requirements in India, preferred stock issued by us needs to be compulsorily redeemed within a specified time period.
(4)  For fiscal 1997, 1998, 1999 and 2000 the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September, December and March of that fiscal year and for fiscal 2001, the average balances are the average of quarterly balances outstanding at the end of June, September, December and March of
     that fiscal year.
(5)  Represents the average of the quarterly balance of total liabilities and minority interest.
(6)  Represents the ratio of net income plus dividend on redeemable preferred stock to the sum of average stockholders' equity and average redeemable preferred stock. Under Indian tax laws, dividend on preferred stock is not tax deductible.
(7)  Represents the ratio of total dividends paid on common stock, including the dividend distribution tax, as a percentage of net income.
(8)  Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.
(9)  Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.
(10) Represents the ratio of non-interest expense, excluding amortization of intangible assets, to the sum of net interest revenue, dividends and non-interest revenue, excluding the effect of business combination.
(11) Represents the ratio of non-interest expense, excluding amortization of intangible assets, to average total assets.
(12) ICICI's capital adequacy is computed in accordance with the Reserve Bank of India guidelines. The computation is based on ICICI's unconsolidated financial statements prepared in accordance with Indian GAAP. Our total capital adequacy ratio computed under the applicable Reserve Bank of India guidelines and based on our consolidated financial statements prepared in accordance with US GAAP was 14.03% at year-end fiscal 2001. Using the same basis of computation, our Tier 1 capital adequacy ratio was 9.35% and our
     Tier 2 capital adequacy ratio was 4.68% at year-end fiscal 2001. See
     "Operating and Financial Review and Prospects--Financial
     Condition--Capital".


                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements. The following discussion is based on our audited financial statements and accompanying notes, which have been prepared in accordance with US GAAP and begin on F-1.

Introduction

     Several factors relating to the macroeconomic environment and developments in the Indian financial sector had an impact on our results of operations and financial condition for fiscal 1999, 2000 and 2001. In addition, for a meaningful comparison of our results of operations for these years, we believe it is necessary to analyze the dilution of our equity interest in ICICI Bank and the effect of acquisitions. For ease of understanding of the discussion of our results of operations that follows, you should consider the introductory discussion of these macroeconomic factors.

         Indian Economy

     Our loan portfolio, financial condition and results of operations have been, and in the future are expected to be, influenced by economic conditions in India and certain global developments, particularly those relating to specific commodity prices.

     GDP growth in fiscal 2001 was 5.2% compared to 6.4% in fiscal 2000. The lower GDP growth rate in fiscal 2001 was primarily due to low growth in the agricultural sector and the industrial sector, particularly in manufacturing and electricity. The agricultural and allied sectors grew by 0.2% in fiscal 2001 compared to 0.7% in fiscal 2000, while growth in industrial production slowed down to 5.1% compared to 6.7% in fiscal 2000. The indicators of a slowdown in global economic growth were witnessed in fiscal 2001.India's exports registered a strong growth rate of 20.4% in fiscal 2001 compared to 10.8% in fiscal 2000.

     In fiscal 2000, the Indian economy registered a GDP growth of 6.4% compared to 6.6% in fiscal 1999. The GDP growth in fiscal 2000 was lower compared to fiscal 1999 due to a slowdown in the agricultural sector. However, growth in industrial production, which had slowed to 4.1% in fiscal 1999 from 6.6% in fiscal 1998, recovered to 6.7% in fiscal 2000. In fiscal 2000, the global economy recovered from the slowdown it experienced between 1997 and 1999 stemming from the economic crisis in Asia, Russia and elsewhere.

     Average inflation, as measured by the wholesale price index, remained below 7.0% in each of fiscal 1998, 1999 and 2000. However, the rate of inflation increased to 7.2% in fiscal 2001, mainly due to higher fuel prices as a result of the increase in global crude oil prices. After the Asian crisis, unlike certain south-east Asian currencies, the rupee did not experience a precipitous fall due to a cautious approach towards opening the capital account and effective exchange rate management by the Reserve Bank of India.

     The balance of payments position was relatively comfortable at year-end fiscal 2001. During fiscal 2001, the State Bank of India concluded the India Millennium Deposits Scheme for non-resident Indians and overseas corporate bodies, which resulted in foreign exchange inflows of US$ 5.5 billion. Foreign exchange reserves were US$ 42.3 billion at March 30, 2001 and rose to US$ 45.4 billion at August 31, 2001.

     Industrial growth in April-May 2001 was 2.6% compared to 6.2% in April-May 2000. A lower overall growth in industry during fiscal 2002 will impact the performance of the banking and financial sector as it will affect the level of credit disbursed by banks and financial institutions. If industrial growth does not pick up, it could affect the overall growth prospects of our business, including our ability to grow, the quality of our assets and our ability to implement our strategy.

     Given the large amount of investment required in the infrastructure sector, the government of India has issued policy guidelines, over the past few years aimed at encouraging the involvement of the private sector, including the foreign private sector. However, fiscal 2001 saw a limited response to the government of India's efforts to attract private investments in the infrastructure sector. Systemic issues have dissuaded the private sector from investing in the infrastructure sector, particularly in the power sector.

     The rapid reduction in trade barriers and integration with global markets, and the downtrend in global commodity markets since fiscal 1999, has caused difficulty in the Indian economy for those commercial enterprises with cost inefficiencies, poor technology and fragmented capacities. As a result, while the Indian economy has continued to grow, although at a slower rate than in past periods, certain corporate and commercial enterprises have had to restructure their operations to deal with the financial stress they have encountered. In certain cases, while continuing to generate revenue and net profits, some of our borrowers made significant changes in their operations, selling unproductive assets, merging with other market participants, reducing costs and refocusing their business objectives. This has resulted in the need to restructure and renegotiate credit and related facilities with financial institutions including, in some cases, us. This restructuring process across industry sectors has resulted in a decline in asset quality across the Indian financial system over the past few years.

         Regional Hostilities and Tensions

     India has from time to time experienced social and civil unrest and hostilities with neighboring countries. In recent years, there have been military confrontations between India and Pakistan in the Kashmir region. Currently, there are tensions involving Afghanistan, a neighbor of Pakistan. These hostilities and tensions could lead to political or economic instability in India and a possible adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs. This is important in the current context, as the terrorist attacks in the US in September 2001 have affected the markets all over the world. The possible prolonged battle against terrorism by the US could lengthen these regional hostilities and tensions, thereby affecting the Indian economy as well as our business, our financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

         Deconsolidation of ICICI Bank

     Our consolidated subsidiaries at and for the year ended March 31, 2001 did not include ICICI Bank. Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank in India, in an all stock merger and, as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, we reduced our interest in ICICI Bank to 46.4% through sales of equity shares in the Indian secondary markets to institutional investors. The sale of shares was made for a consideration of Rs. 3.5 billion (US$ 75 million) and the gain on sale was Rs. 2.0 billion (US$ 43 million) which is included in the statement of income. This was in line with the Reserve Bank of India's directive that ICICI reduce its interest in ICICI Bank to not more than 40.0% over a period of time. As a result of the foregoing, ICICI Bank ceased to be one of our subsidiaries as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which our majority ownership interest in ICICI Bank was deemed to be temporary. ICICI Bank continues to be reported on a consolidated basis for the years ended March 31, 2000 and 1999. As a result, financial statements of fiscal 2001 and fiscal 2000 are not strictly comparable.

     During the first five months (April to August) of fiscal 2002, ICICI sold another 0.4% equity interest in ICICI Bank in the Indian secondary markets to institutional investors. At August 31, 2001, ICICI held a 46.0% interest in ICICI Bank.

         Universal Bank conversion

     The issue of universal banking, which in the Indian context means combining commercial banks and long-term development financial institutions, has been discussed at length over the past few years. In the mid-term monetary and credit policy for fiscal 2000 and universal banking guidelines issued on April 28, 2001, the Reserve Bank of India announced that it would consider proposals from development financial institutions, like ICICI, who wish to transform themselves into banks on a case-by-case basis. As part of our efforts to transform ourselves into a universal bank, we are considering various corporate structuring alternatives including the possibility of a merger between ICICI Bank and us and the re-organization of our holdings in our subsidiary companies. In this respect, we have initiated a dialogue with the government of India and regulatory agencies, including the Reserve Bank of India. As of the date of this annual report, no firm proposal for any such action has been approved by the board of directors or the shareholders of either ICICI or ICICI Bank. Any corporate action resulting from these discussions would be subject to the approval of the board of directors and shareholders of ICICI and ICICI Bank and necessary statutory and regulatory approvals including from the Reserve Bank of India and the government of India. At this stage, there can be no certainty that any definitive agreement will be reached or that such agreement will be approved by the relevant regulatory agencies.

     In the event that ICICI Bank and ICICI were to merge, the businesses currently being conducted by ICICI would become subject for the first time to a number of banking regulations under Indian law, including directed lending, maintenance of statutory reserve ratios and higher effective income tax rates. These regulatory changes will impact the profitability of the combined businesses in any new universal bank. The combined universal bank will have a different mix of assets and funding sources than the two separate companies. The impact of the statutory reserve ratios, which requires that a significant portion of an Indian bank's liabilities be held in Indian government securities, may increase market risk in a combined universal bank. The income, profitability and market risk profile of any merged universal bank may therefore be adversely affected by the impact of these regulatory requirements. This may result in lower income in the initial years after conversion.
Any combined universal bank may not be able to maintain the business, growth and financial performance of the two separate companies and any failure to do so could adversely affect the price of our equity shares and our ADS.

         Effect of Acquisitions

     During fiscal 2001, we acquired the following software development and services companies based in the United States: Ivory International Inc., Objects Xperts Inc. and Command Systems Inc. We also acquired Ajax Software Solutions, a software development company based in India. The business combinations were accounted for under the purchase method and the revenues and total assets of the acquired companies are immaterial to our consolidated results of operations and financial position for fiscal 2001. The business combinations resulted in goodwill of Rs. 1.4 billion (US$ 30 million) which is amortized over a period of five years. This resulted in an expense of Rs. 52 million (US$ 1 million) for fiscal 2001. In addition, the workforce and customer relationships of Objects Xperts Inc. valued at Rs. 135 million (US$ 3 million) are amortized over a period of five years. This resulted in an expense of Rs. 20 million (US$ 426,890) for fiscal 2001.

     Effective April 1, 1998, ICICI acquired Anagram Finance Limited, a non-bank finance company, principally to support its entry into the retail asset financing market. The assets of Anagram Finance amounted to Rs. 9.6 billion (US$ 205 million), approximately 2.0% of our total assets at year-end fiscal 1998. The business combination was accounted for by the purchase method and accordingly the consolidated financial statements since fiscal 1999 include the results of operations of Anagram Finance. The business combination resulted in a goodwill of Rs. 934 million (US$ 20 million), which is being amortized over a period of five years. This resulted in an expense of Rs. 187 million (US$ 4 million) due to amortization of goodwill in fiscal 1999, 2000 and 2001. This acquisition also resulted in an increase in employee and administration expenses in fiscal 1999 because we were required to record various non-interest expenses and costs of Anagram Finance from the effective date of acquisition.

     Effective April 1, 1997, ICICI acquired ITC Classic Finance Limited, a non-bank finance company, principally to support its efforts in diversifying its retail funding base. The assets of ITC Classic Finance amounted to Rs. 14.0 billion (US$ 300 million), approximately 3.7% of our total assets at year-end fiscal 1997. The business combination was accounted for by the purchase method and accordingly the consolidated financial statements since fiscal 1998 include the results of operations of ITC Classic Finance. The business combination resulted in negative goodwill of Rs. 10 million (US$ 213,447) as the purchase price was less than the fair value of the net assets acquired. The negative goodwill was set-off against certain non-current, non-monetary assets. The acquisition also resulted in an increase in employee and administration expenses in fiscal 1998 because we were required to record various non-interest expenses and costs of ITC Classic Finance from the effective date of acquisition.

     Effective April 1, 1996, ICICI acquired SCICI Limited, a diversified financial institution in which ICICI had an existing 19.9% equity interest. ICICI acquired SCICI principally to benefit from the scale efficiencies of being a larger entity. The assets of SCICI amounted to Rs. 50.4 billion (US$
1.1 billion), approximately 16.8% of our total assets at year-end fiscal 1996. The business combination was accounted for by the purchase method and accordingly the consolidated financial statements since fiscal 1997 include the results of operations of SCICI. The business combination resulted in negative goodwill of Rs. 3.1 billion (US$ 66 million) as the purchase price was less than the fair value of the net assets acquired. Of this amount, Rs. 0.6 billion (US$ 13 million) was set-off against certain property and equipment and an amount of Rs. 253 million (US$ 5 million) was accrued to income in each of the years since fiscal 1997. In addition, in fiscal 1998, income of Rs. 242 million (US$ 5 million) was accrued from the sale of SCICI's headquarters building in Mumbai. For a discussion of the recently issued statements of financial accounting standards by Financial Accounting Standards Board, Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets", see "--Future Impact of Recently Issued Accounting Standards"

Results of Operations

         Summary Fiscal 2001 to Fiscal 2000

     ICICI Bank ceased to be one of our subsidiaries as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000. ICICI Bank continues to be reported on a consolidated basis for the years ended March 31, 2000 and 1999. As a result, financial statements of fiscal 2001 and fiscal 2000 are not strictly comparable. See "--Introduction--Deconsolidation of ICICI Bank".

     Net income (before extraordinary items and cumulative effect of change in accounting policies, net of tax) declined to Rs. 6.6 billion (US$ 142 million) in fiscal 2001 compared to Rs. 9.1 billion (US$ 194 million) in fiscal 2000 primarily due to higher provisioning for loan losses, lower non-interest income and higher non-interest expense. As a result, the return on average assets for fiscal 2001 was 0.93% compared to 1.32% in fiscal 2000 and the return on average stockholders' equity declined to 8.84% in fiscal 2001 compared to 16.88% in fiscal 2000.

     o Net interest revenue increased 11.1% to Rs. 13.1 billion (US$ 280 million) in fiscal 2001 from Rs. 11.8 billion (US$ 252 million) in fiscal 2000 reflecting mainly the following factors:

        - an increase of Rs. 26.6 billion (US$ 567 million) or 5.4% in the average volume of interest-earning rupee assets;

        - a decrease of Rs. 23.1 billion (US$ 494 million) or 20.0% in the average volume of interest-earning foreign currency assets;

        - a decrease in our rupee spread to 1.00% in fiscal 2001 from 1.43% in fiscal 2000; and

        - an increase in our foreign currency spread to 2.76% in fiscal 2001 from 1.91% in fiscal 2000.

     o The spread declined marginally by 1 basis point to 1.38% in fiscal 2001 from 1.39% in fiscal 2000 and net interest margin increased to 2.13% in fiscal 2001 from 1.93% in fiscal 2000.

     o Gross restructured loans increased by 135.5% to Rs. 43.7 billion (US$ 932 million) at year-end fiscal 2001 from Rs. 18.5 billion (US$ 396 million) at year-end fiscal 2000, primarily due to an increase in restructuring of loans to companies in the textiles and iron and steel industries. Loans previously categorized as other impaired loans amounting to Rs. 6.6 billion (US$ 140 million) were restructured during fiscal 2001 and were re-classified as restructured loans at year-end fiscal 2001. As a result, gross other impaired loans decreased 17.5% to Rs. 41.7 billion (US$ 891 million) at year-end fiscal 2001 from Rs.
        50.6 billion (US$ 1.1 billion) at year-end fiscal 2000. As a percentage of net loans, net restructured loans were 5.4% at year-end fiscal 2001 compared to 1.9% at year-end fiscal 2000 and net other impaired loans were 3.3% at year-end fiscal 2001 compared to 4.3% in year-end fiscal 2000.

     o Non-interest revenue declined 18.1% in fiscal 2001 to Rs. 8.0 billion (US$ 171 million), from Rs. 9.8 billion (US$ 209 million) in fiscal 2000 primarily due to the deconsolidation of ICICI Bank. If we exclude the non-interest revenue of ICICI Bank for fiscal 2000, non-interest revenue declined marginally to Rs. 8.0 billion (US$ 171 million) in fiscal 2001 from Rs. 8.1 billion (US$ 173 million) in fiscal 2000. This decline was primarily due to a decline in trading account revenue, income from securities transactions and foreign exchange transactions offset, in part, by an increase in income from fees, commissions and brokerage and a gain on sale of stock in subsidiaries and affiliates.

     o Non-interest expense increased 9.5% in fiscal 2001 to Rs. 5.8 billion (US$ 124 million) from Rs. 5.3 billion (US$ 113 million) in fiscal 2000 primarily due to an increase in employee expense and premises and equipment expense. If we exclude the non-interest expense of ICICI Bank for fiscal 2000, non-interest expense increased 46.2% to Rs. 5.8 billion (US$ 124 million) in fiscal 2001 from Rs. 4.0 billion (US$ 85 million) in fiscal 2000.

     o The provisions for loan losses on restructured and other impaired loans (collectively referred to as impaired loans) increased 55.5 % to Rs.
        9.9 billion (US$ 211 million) during fiscal 2001 from Rs. 6.4 billion (US$ 136 million) in fiscal 2000 primarily due to an increase in gross restructured loans during fiscal 2001.

     o Total assets decreased 4.4% to Rs. 740.4 billion (US$ 15.8 billion) at year-end fiscal 2001 from Rs. 774.3 billion (US$ 16.5 billion) at year-end fiscal 2000. However, if we exclude the total assets of ICICI Bank at year-end fiscal 2000, total assets increased 15.2% to Rs. 740.4 billion (US$ 15.8 billion) at year-end fiscal 2001 compared to Rs.
        642.9 billion (US$ 13.7 billion) at year-end fiscal 2000.

     o ICICI's total capital adequacy ratio, computed in accordance with the Reserve Bank of India guidelines and based on ICICI's unconsolidated financial statements prepared in accordance with Indian GAAP, was 14.66% at year-end fiscal 2001. The Tier 1 capital adequacy ratio was 9.65% and the Tier 2 capital adequacy ratio was 5.01% at year-end fiscal 2001. Our total capital adequacy ratio, computed under the applicable Reserve Bank of India guidelines and based on our consolidated financial statements prepared in accordance with US GAAP, was 14.03% at year-end fiscal 2001. Using the same basis for calculation, the Tier 1 capital adequacy ratio was 9.35% and the Tier 2 capital adequacy ratio was 4.68% at year-end fiscal 2001.

         Summary Fiscal 2000 to Fiscal 1999

     Net income (before extraordinary items and cumulative effect of change in accounting policies, net of tax) was Rs. 9.1 billion (US$ 194 million) in fiscal 2000, representing an increase of 25.7% from Rs. 7.2 billion (US$ 154 million) in fiscal 1999. The return on average assets for fiscal 2000 was 1.32% compared to 1.30% in fiscal 1999. The return on average stockholders' equity declined to 16.88% in fiscal 2000 compared to 20.89% in fiscal 1999, primarily due to new capital being raised during the year which was available only for a part of the year and hence could not be fully leveraged.

     o Net interest revenue decreased 3.6% to Rs. 11.8 billion (US$ 252 million) in fiscal 2000 from Rs. 12.3 billion (US$ 261 million) in fiscal 1999 reflecting mainly the following factors:

        - an increase of Rs. 112.4 billion (US$ 2.4 billion) or 29.2% in the average volume of interest-earning rupee assets;

        - a decrease of Rs. 0.9 billion (US$ 20 million) or 0.8% in the average volume of interest-earning foreign currency assets;

        - a decrease in our rupee spread to 1.43% in fiscal 2000 from 2.03% in fiscal 1999; and

        - a decrease in our foreign currency spread to 1.91% in fiscal 2000 from 2.56% in fiscal 1999.

     o The spread decreased 64 basis points to 1.39% in fiscal 2000 from 2.03% in fiscal 1999 and net interest margin decreased to 1.93% in fiscal 2000 from 2.44% in fiscal 1999. This was primarily due to our continued focus on lower risk loans to highly-rated clients that resulted in lower credit spreads, and an increase in cash and cash equivalent balances which earn lower yields. Further, an increase in impaired loans also lowered our spread.

     o  During fiscal 2000, gross restructured loans increased by 40.8% to Rs.
        18.5 billion (US$ 396 million) and gross other impaired loans increased 11.6% to Rs. 50.6 billion (US$ 1.08 billion), primarily due to an increase in impaired loans to companies in the textiles, paper and paper products, sugar and man-made fibers industries. As a percentage of net loans, net restructured loans were 1.9% at year-end fiscal 2000 compared to 1.4% at year-end fiscal 1999 and net other impaired loans were 4.3% at year-end fiscal 2000 compared to 4.9% at year-end fiscal 1999.

     o Non-interest revenue increased by 76.5% in fiscal 2000 to Rs. 9.8 billion (US$ 209 million) from Rs. 5.6 billion (US$ 119 million) in fiscal 1999 primarily due to an increase in trading account revenue, income from securities transactions and income from fees, commission and brokerage offset, in part, by a decline in income from foreign exchange transactions.

     o As a result of the increase in impaired loans, the provisions for loan losses during fiscal 2000 increased 4.9% to Rs. 6.4 billion (US$ 136 million) from Rs. 6.1 billion (US$ 129 million) in fiscal 1999.

     o Total assets increased 19.7% to Rs. 774.3 billion (US$ 16.5 billion) at year-end fiscal 2000 from Rs. 646.9 billion (US$ 13.8 billion) at year-end fiscal 1999.

     o ICICI's total capital adequacy ratio, computed in accordance with the Reserve Bank of India guidelines and based on ICICI's unconsolidated financial statements prepared in accordance with Indian GAAP, was 17.27% at year-end fiscal 2000. The Tier 1 capital adequacy ratio was 11.52% and the Tier 2 capital adequacy ratio was 5.75% at year-end fiscal 2000. Our total capital adequacy ratio, computed under the applicable Reserve Bank of India guidelines and based on our consolidated financial statements prepared in accordance with US GAAP, was 15.80% at year-end fiscal 2000. Using the same basis for calculation, the Tier 1 capital adequacy ratio was 10.53% and the Tier 2 capital adequacy ratio was 5.27% at year-end fiscal 2000.

         Average Balance Sheet

     For fiscal 1999 and 2000 the average balances are the average of quarterly balances outstanding at the end of March of the previous fiscal year, June, September, December and March of that fiscal year and for fiscal 2001, the average balances are the average of quarterly balances outstanding at the end of June, September, December and March of that fiscal year. The amortized portion of loan origination fees (net of loan origination costs) is included in interest revenue on loans, representing an adjustment to the yield. The average yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The average cost on average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of loans include impaired loans and are net of allowance for loan losses that have been allocated on a pro-rata basis to rupee loans and foreign currency loans, based on the proportion of impaired rupee loans and impaired foreign currency loans. We have not recalculated tax-exempt income on a tax-equivalent basis because we believe that the effect of doing so would not be significant. Total interest revenue also includes other interest revenue which is primarily interest on refund of income tax.

     The following table sets forth, for the periods indicated, the average balances of our assets and liabilities outstanding, which are major components of interest revenue, interest expense and net interest revenue. The average balances of loans include impaired loans and are net of allowance for loan losses.

                                                                    Year ended March 31,
                             -----------------------------------------------------------------------------------------------------
                                               1999                          2000                             2001
                             -----------------------------------------------------------------------------------------------------
                                          Interest    Average               Interest    Average              Interest     Average
                              Average     revenue/    yield/   Average      revenue/    yield/   Average     revenue/     yield/
                              balance     expense     cost     balance      expense     cost     balance     expense      cost
                             -----------------------------------------------------------------------------------------------------
                                                            (in millions, except percentages)
Assets:
Cash, cash equivalents and
  trading assets:
  Rupee...................... Rs. 37,063  Rs. 4,997   13.48%   Rs.  61,375  Rs. 7,962   12.97%   Rs.  30,082  Rs. 3,261    10.84%
  Foreign currency...........     30,505      1,635    5.36         33,361      1,418    4.25         13,136        567     4.32
                             ----------------------            ----------------------            ----------------------
Total cash, cash equivalents
  and trading assets.........     67,568      6,632    9.82         94,736      9,380    9.90         43,218      3,828     8.86
Securities--debt:
  Rupee......................      2,568        245    9.54          4,295        420    9.78          1,660        154     9.30
  Foreign currency...........         --         --      --             --         --      --             --         --       --
                             ----------------------            ----------------------            ----------------------
Total securities--debt........     2,568        245    9.54          4,295        420    9.78          1,660        154     9.30
Loans, net:
  Rupee......................    344,921     54,680   15.85        431,313     62,016   14.38        491,792     68,816    13.99
  Foreign currency...........     85,909      8,408    9.79         82,108      7,322    8.92         79,197      7,778     9.82
                             ----------------------            ----------------------            ----------------------
Total loans, net.............    430,830     63,088   14.64        513,421     69,338   13.51        570,989     76,594    13.41
Other interest income........         --        328      --             --        158      --             --        504       --
Interest-earning assets:
  Rupee......................    384,552     60,250   15.67        496,983     70,556   14.20        523,534     72,735    13.89
  Foreign currency...........    116,414     10,043    8.63        115,469      8,740    7.57         92,333      8,345     9.04
                             ----------------------            ----------------------            ----------------------
Total interest-earning
  assets.....................    500,966     70,293   14.03        612,452     79,296   12.95        615,867     81,080    13.17
Securities--equity:
  Rupee......................     12,491        676    5.41         14,419      1,502   10.42         24,722        406     1.64
  Foreign currency...........         --         --      --             --         --      --             --         --       --
                             ----------------------            ----------------------            ----------------------
Total securities--equity......    12,491        676    5.41         14,419      1,502   10.42         24,722        406     1.64
Earning assets:
  Rupee......................    397,043     60,926   15.34        511,402     72,058   14.09        548,256     73,141    13.34
  Foreign currency...........    116,414     10,043    8.63        115,469      8,740    7.57         92,333      8,345     9.04
                             ----------------------            ----------------------            ----------------------
Total earning assets.........    513.457     70,969   13.82        626,871     80,798   12.89        640,589     81,486    12.72
Cash and cash equivalents....      8,712                            16,653                             3,914
Acceptances..................      6,715                            11,224                              4,048
Property and equipment.......      7,267                             9,352                             11,787
Other assets.................     38,047                            41,966                             46,244
                             ------------                      ------------                      ------------
Total non-earning assets.....     60,741                            79,195                             65,993
                             ----------------------            ----------------------            ----------------------
Total assets................. Rs.574,198  Rs.70,969            Rs. 706,066  Rs.80,798            Rs. 706,582  Rs.81,486
                             ======================            ======================            ======================

                                                                    Year ended March 31,
                             -----------------------------------------------------------------------------------------------------
                                               1999                          2000                             2001
                             -----------------------------------------------------------------------------------------------------
                                          Interest    Average               Interest    Average              Interest     Average
                              Average     revenue/    yield/   Average      revenue/    yield/   Average     revenue/     yield/
                              balance     expense     cost     balance      expense     cost     balance     expense      cost
                             -----------------------------------------------------------------------------------------------------
                                                            (in millions, except percentages)
Liabilities:
Savings account deposits:
  Rupee...................   Rs.   1,633  Rs.    53    3.26%   Rs.   3,530  Rs.   118    3.34%   Rs.      --  Rs.    --       --%
  Foreign currency........            --         --      --             --         --      --             --         --       --
                             ----------------------            ----------------------            ----------------------
Total savings account
  deposits................         1,633         53    3.26          3,530       118     3.34
Time deposits:
  Rupee...................        38,442      4,179   10.87         61,252     5,828     9.51          3,682         490    13.31
  Foreign currency........         2,194        130    5.93          3,056       158     5.15             --          --       --
                             ----------------------            ----------------------             ----------------------
Total time deposits.......        40,636      4,309   10.60         64,308     5,986     9.31          3,682         490    13.31
Long-term debt:
  Rupee...................       280,663     41,362   14.74        340,461    46,277    13.59        373,603      50,954    13.64
  Foreign currency........       102,623      6,236    6.08         96,257     5,467     5.68         96,299       6,043     6.28
                             ----------------------            ----------------------             ----------------------
Total long-term debt......       383,286     47,598   12.42        436,718    51,744    11.85        469,902      56,997    12.13
Redeemable preferred
  stock...................         6,983        757   10.84         10,427     1,149    11.02          2,321         244    10.51
Trading account and other
  liabilities:
  Rupee...................        51,098      5,326   10.42         68,626     8,495    12.38        100,569      10,230    10.17
  Foreign currency........            --         --      --             --         --      --              --         --       --
                             ----------------------            ----------------------             ----------------------
Total trading account and
  other liabilities.......        51,098      5,326   10.42         68,626     8,495    12.38        100,569      10,230    10.17
Interest-bearing
liabilities:
  Rupee...................       378,819     51,677   13.64        484,296    61,867    12.77        480,175      61,918    12.89
  Foreign currency........       104,817      6,366    6.07         99,313     5,625     5.66         96,299       6,043     6.28
                             ----------------------            ----------------------             ----------------------
Total interest-bearing
  liabilities.............       483,636     58,043   12.00        583,609    67,492    11.56        576,474      67,961    11.79
Non-interest-bearing
  deposits:
  Rupee...................         4,287                             7,180                                --
  Foreign currency........           143                               263                                --
                             -----------                       -----------                        ----------
Total non-interest-bearing
  deposits................         4,430                             7,443                                --
Other liabilities.........        50,147                            59,742                            55,089
                             -----------                       -----------                        ----------
Total non-interest-bearing
  liabilities.............        54,577                            67,185                            55,089
                             -----------                       -----------                        ----------
Total liabilities.........   Rs. 538,213  Rs.58,043            Rs. 650,794  Rs.67,492             Rs.631,563   Rs. 67,961
                             ======================            ======================             =======================
Stockholders' equity......   Rs.  35,985                       Rs.  55,272                        Rs. 75,019
                             -----------                       -----------                        ----------
Total liabilities and
  stockholders' equity....   Rs. 574,198                       Rs. 706,066                        Rs.706,582
                             ===========                       ===========                        ==========

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

                                            Fiscal 2000 vs. Fiscal 1999       Fiscal 2001 vs. Fiscal 2000
                                         ---------------------------------------------------------------------
                                             Increase (decrease) due to        Increase (decrease) due to
                                         ---------------------------------------------------------------------
                                         Net change   Change in   Change in  Net change  Change in  Change in
                                                       average     average                average    average
                                                        volume      rate                  volume      rate
                                         ---------------------------------------------------------------------
                                                                    (in millions)
Interest revenue:
Cash, cash equivalents and trading
assets:
    Rupee............................... Rs.   2,965   Rs. 3,154  Rs.  (189) Rs. (4,701) Rs.(3,392) Rs.(1,309)
    Foreign currency....................        (217)        121       (338)       (851)      (873)        22
                                         ---------------------------------------------------------------------
Total cash, cash equivalents and trading
assets                                         2,748       3,275       (527)     (5,552)    (4,265)    (1,287)
Securities:
    Rupee...............................         175         169          6        (266)      (245)       (21)
    Foreign currency....................          --          --         --          --         --         --
                                         ---------------------------------------------------------------------
Total securities........................         175         169          6        (266)      (245)       (21)
Loans:
    Rupee...............................       7,336      12,422     (5,086)      6,800      8,463     (1,663)
    Foreign currency....................      (1,086)       (338)      (748)        456       (286)       742
                                         ---------------------------------------------------------------------
Total loans.............................       6,250      12,084     (5,834)      7,256      8,177       (921)
Other interest revenue..................        (170)         --         --         346         --         --
                                         ---------------------------------------------------------------------
Total interest revenue:
    Rupee...............................      10,306      15,575     (5,269)      2,179      5,172     (2,993)
    Foreign currency....................      (1,303)       (217)    (1,086)       (395)    (1,159)       764
                                         ---------------------------------------------------------------------
Total interest revenue.................. Rs.   9,003   Rs.15,358  Rs.(6,355) Rs.  1,784  Rs. 4,013  Rs.(2,229)
                                         =====================================================================
Interest expense:
Savings account deposits:
    Rupee............................... Rs.      65   Rs.    63  Rs.     2  Rs.   (118) Rs.  (118) Rs.    --
    Foreign currency....................          --          --         --          --         --         --
                                         ---------------------------------------------------------------------
Total savings account deposits..........          65          63          2        (118)      (118)        --
Time deposits:
    Rupee...............................       1,649       2,170       (521)     (5,338)    (7,661)     2,323
    Foreign currency....................          27          44        (17)       (158)      (158)        --
                                         ---------------------------------------------------------------------
Total time deposits.....................       1,676       2,214       (538)     (5,496)    (7,819)     2,323
Long-term debt:
    Rupee...............................       4,916       8,128     (3,212)      4,677      4,520        157
    Foreign currency....................        (768)       (362)      (406)        576          3        573
                                         ---------------------------------------------------------------------
Total long-term debt....................       4,148       7,766     (3,618)      5,253      4,523        730
Redeemable preferred stock(1)...........         392         380         12        (905)      (852)       (53)
Trading account and other liabilities:
    Rupee...............................       3,169       2,170        999       1,735      3,249     (1,514)
    Foreign currency....................          --          --         --          --         --         --
                                         ---------------------------------------------------------------------
Total trading account and other
liabilities.............................       3,169       2,170        999       1,735      3,249     (1,514)
Total interest expense:
    Rupee...............................      10,191      12,911     (2,720)         51       (862)       913
    Foreign currency....................        (741)       (318)      (423)        418       (155)       573
                                         ---------------------------------------------------------------------
Total interest expense.................. Rs.   9,450   Rs.12,593  Rs.(3,143) Rs.    469  Rs.(1,017) Rs. 1,486
                                         =====================================================================
Net interest revenue:
    Rupee...............................         115       2,664     (2,549)      2,128      6,034     (3,906)
    Foreign currency....................        (562)        101       (663)       (813)    (1,004)       191
                                         =====================================================================
Total net interest revenue.............. Rs.    (447)  Rs. 2,765  Rs.(3,212) Rs.  1,315  Rs. 5,030  Rs.(3,715)
                                         =====================================================================

----------------------
(1)  In line with the existing regulatory requirements in India, preferred stock issued by us needs to be compulsorily redeemed within a specified time period. Accordingly, all series of preferred stock issued by us are redeemable in accordance with the terms of the issue.


         Yields, Spreads and Margins

     The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on our interest-earning assets.

                                                                         Year ended March 31,
                                                     -----------------------------------------------------------
                                                        1997         1998        1999       2000        2001
                                                     -----------------------------------------------------------
                                                                  (in millions, except percentages)
Interest revenue.................................... Rs.  41,564  Rs. 54,387  Rs. 70,293  Rs. 79,296  Rs. 81,080
Average interest-earning assets.....................     274,481     367,646     500,966     612,452     615,867
Interest expense....................................      33,238      42,431      58,043      67,492      67,961
Average interest-bearing liabilities................     279,366     356,489     483,636     583,609     576,474
Average total assets................................     343,635     434,870     574,198     706,066     706,582
Average interest-earning assets as a percentage of
   average total assets.............................      79.88%      84.54%      87.25%      86.74%      87.16%
Average interest-bearing liabilities as a percentage
   of  average total assets.........................      81.30       81.98       84.23       82.66       81.59
Average interest-earning assets as a percentage of
   average interest-bearing liabilities.............      98.25      103.13      103.58      104.94      106.83
Yield...............................................      15.14       14.79       14.03       12.95       13.17
   Rupee............................................      17.57       16.74       15.67       14.20       13.89
   Foreign currency.................................       9.06        9.23        8.63        7.57        9.04
Cost of funds.......................................      11.90       11.90       12.00       11.56       11.79
   Rupee............................................      14.52       13.98       13.64       12.77       12.89
   Foreign currency.................................       6.11        6.42        6.07        5.66        6.28
Spread(1)...........................................       3.24        2.89        2.03        1.39        1.38
   Rupee............................................       3.05        2.76        2.03        1.43        1.00
   Foreign currency.................................       2.95        2.81        2.56        1.91        2.76
Net interest margin(2)..............................       3.03        3.25        2.44        1.93        2.13
   Rupee............................................       3.34        3.46        2.23        1.75        2.07
   Foreign currency.................................       2.27        2.65        3.16        2.70        2.49

-------------------
(1)  Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.
(2)  Net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.


         Net Interest Revenue

     The following table sets forth, for the periods indicated, the principal components of our net interest revenue, excluding income from dividends.

                                                             Year ended March 31,
                                    -------------------------------------------------------------------------
                                                                2000/1999                           2001/2000
                                       1999        2000          % change            2001            % change
                                    -------------------------------------------------------------------------
                                                      (in millions, except percentages)
Interest revenue...................Rs.  70,293  Rs.  79,296       12.8%   Rs.  81,080    US$ 1,731       2.2%
Interest expense...................    (58,043)     (67,492)      16.3        (67,961)       1,451       0.7
                                   -------------------------              ------------------------
Net interest revenue...............Rs.  12,250  Rs.  11,804       (3.6)   Rs.  13,119    US$   280      11.1
                                   =========================              ========================

       Fiscal 2001 compared to Fiscal 2000

     Net interest revenue increased 11.1% in fiscal 2001 compared to fiscal 2000 reflecting mainly the following:

     o an increase of Rs. 26.6 billion (US$ 567 million) or 5.4% in the average volume of interest-earning rupee assets;

     o a decrease of Rs. 23.1 billion (US$ 494 million) or 20.0% in the average volume of interest-earning foreign currency assets;

     o a decrease in our rupee spread to 1.00% in fiscal 2001 from 1.43% in fiscal 2000; and

     o an increase in our foreign currency spread to 2.76% in fiscal 2001 from 1.91% in fiscal 2000.

     The average volume of rupee loans increased by Rs. 60.5 billion (US$ 1.3 billion) or 14.0% to Rs. 491.8 billion (US$ 10.5 billion) in fiscal 2001 from Rs. 431.3 billion (US$ 9.2 billion) in fiscal 2000. ICICI's average rupee loans increased significantly in fiscal 2001 over fiscal 2000 thereby off-setting the decline in average rupee loans due to the deconsolidation of ICICI Bank as of April 1, 2000. This increase in average loans was principally due to increased disbursements of corporate finance loans in fiscal 2001, through our increased offerings of customized products and personal finance products to our clients. ICICI's disbursements of corporate finance increased to Rs. 221.3 billion (US$
4.7 billion) in fiscal 2001 from Rs. 181.2 billion (US$ 3.9 billion) in fiscal 2000. Personal finance disbursements increased 388.9% to Rs. 34.6 billion (US$ 739 million) in fiscal 2001 from Rs. 7.1 billion (US$ 151 million) in fiscal 2000. The decrease in the average volume of foreign currency loans to Rs. 79.2 billion (US$ 1.7 billion) in fiscal 2001 from Rs. 82.1 billion (US$ 1.8 billion) in fiscal 2000 was primarily due to reduced demand from our customers.

     The average volume of cash, cash equivalents and trading assets declined 54.3% in fiscal 2001 to Rs. 43.2 billion (US$ 922 million) compared to fiscal 2000 primarily due to the deconsolidation of ICICI Bank as of April 1, 2000. ICICI Bank is statutorily required to maintain a specified percentage of its demand and time liabilities, excluding specified liabilities, by way of a cash reserve with the Reserve Bank of India. If we exclude the average cash, cash equivalents and trading assets of ICICI Bank in fiscal 2000, the average volume of cash, cash equivalents and trading assets decreased by 31.3% to Rs. 43.2 billion (US$ 922 million) in fiscal 2001 from Rs. 62.9 billion (US$ 1.3 billion) in fiscal 2000. Further, we maintained a low level of trading assets was maintained due to limited capital market opportunities in fiscal 2001.

     The spread declined marginally by 1 basis point to 1.38% in fiscal 2001 from 1.39% in fiscal 2000 as our rupee spread decreased by 43 basis points and our foreign currency spread increased by 85 basis points. Net interest margin increased by 20 basis points to 2.13% in fiscal 2001 from 1.93% in fiscal 2000. This was primarily due to the increase in the average interest-earning assets as a percentage of average interest-bearing liabilities to 106.8% in fiscal 2001 from 104.9% in fiscal 2000.

     The yield on interest-earning rupee assets decreased 31 basis points to 13.89% in fiscal 2001 from 14.20% in fiscal 2000 principally due to our continued focus on lower risk corporate finance loans to highly-rated clients resulting in lower credit spreads, an increase in impaired rupee loans, a decline in yield on cash, cash equivalents and trading assets and a general decline in the interest rates during fiscal 2001. The increase in impaired loans lowers our yield because interest on these loans does not continue to accrue. The decline in yield in fiscal 2001 was partially offset by the deconsolidation of ICICI Bank. ICICI Bank earns lower yields on interest-earning assets than ICICI. The average cost of our rupee liabilities increased 12 basis points to 12.89% in fiscal 2001 from 12.77% in fiscal 2000 primarily due to the deconsolidation of ICICI Bank, whose average cost of interest-bearing liabilities is substantially lower than that of ICICI. As a commercial bank, ICICI Bank can raise low-cost demand deposits, unlike ICICI. While the average cost of long-term rupee debt increased marginally, the average cost of short-term rupee borrowings declined to 10.17% in fiscal 2001 from 12.38% in fiscal 2000. As a result of the foregoing, the rupee spread decreased 43 basis points to 1.00% in fiscal 2001 from 1.43% in fiscal 2000.

     Our foreign currency loans are primarily floating rate US dollar LIBOR-linked loans. Yield on our interest-earning foreign currency assets increased 147 basis points to 9.04% in fiscal 2001 from 7.57% in fiscal 2000 principally due to an increase in LIBOR during fiscal 2001 and a 60.6% decline in the average balance of foreign currency cash and cash equivalents which earn a lower yield. The average cost of our foreign currency liabilities increased 62 basis points to 6.28% in fiscal 2001 from 5.66% in fiscal 2000 primarily due to an increase in LIBOR during fiscal 2001. As a result of the foregoing, the foreign currency spread increased 85 basis points to 2.76% in fiscal 2001 from 1.91% in fiscal 2000.

     Our net interest revenue continues to be primarily attributable to our project financing activities. Investment banking represents a very small proportion of total revenue. See note 25 to the consolidated financial statements. As a result, investment banking does not have a material impact on spreads and we do not expect this situation to change in the near term.

       Fiscal 2000 compared to Fiscal 1999

     Net interest revenue decreased 3.6% in fiscal 2000 compared to fiscal 1999 reflecting mainly the following:

     o an increase of Rs. 112.4 billion (US$ 2.4 billion) or 29.2% in the average volume of interest-earning rupee assets;

     o a decrease of Rs. 0.9 billion (US$ 20 million) or 0.8% in the average volume of interest-earning foreign currency assets;

     o a decrease in our rupee spread to 1.43% in fiscal 2000 from 2.03% in fiscal 1999; and

     o a decrease in our foreign currency spread to 1.91% in fiscal 2000 from 2.56% in fiscal 1999.

     The average volume of rupee loans increased by Rs. 86.4 billion (US$ 1.8 billion) or 25.0% to Rs. 431.3 billion (US$ 9.2 billion) in fiscal 2000 from Rs. 344.9 billion (US$ 7.4 billion) in fiscal 1999. This was principally due to increased disbursements of corporate finance loans and loans to the oil, gas and petrochemicals sector in fiscal 2000. During fiscal 2000, we increased our corporate finance loans through our increased offerings of customized products to our clients. Disbursements of corporate finance increased as a percentage of total disbursements to 70.2% in fiscal 2000 from 59.1% in fiscal 1999. Disbursements of project loans to the manufacturing sector decreased as a percentage of total disbursements to 14.5% in fiscal 2000 from 24.9% in fiscal 1999. The decrease in the average volume of foreign currency loans to Rs. 82.1 billion (US$ 1.8 billion) in fiscal 2000 from Rs. 85.9 billion (US$ 1.8 billion) in fiscal 1999 was primarily due to reduced demand from our customers.

     The average volume of cash, cash equivalents and trading assets increased 40.2% in fiscal 2000 to Rs. 94.7 billion (US$ 2.0 billion) compared to fiscal 1999 primarily due to the 19.7% increase in our balance sheet size, higher cash balances at ICICI Bank to meet reserve requirements resulting from a 59.5% increase in deposits during fiscal 2000 and a higher level of trading assets maintained to capitalize on the attractive market opportunities in fiscal 2000 on account of the decline in interest rates.

     The spread decreased by 64 basis points to 1.39% in fiscal 2000 from 2.03% in fiscal 1999 as our rupee spread decreased by 60 basis points and foreign currency spread decreased by 65 basis points. Net interest margin declined less sharply by 51 basis points to 1.93% in fiscal 2000 from 2.44% in fiscal 1999. This was primarily due to the increase in the average interest-earning assets as a percentage of average interest bearing liabilities to 104.9% in fiscal 2000 from 103.6% in fiscal 1999.

     The yield on interest-earning rupee assets decreased 147 basis points to 14.20% in fiscal 2000 from 15.67% in fiscal 1999 principally due to our continued focus on lower risk corporate finance loans to highly-rated clients resulting in lower credit spreads, a decrease in the average cost of our rupee liabilities, an increase in cash balances which earn lower yields and an increase in our impaired rupee loans. The average cost of our rupee liabilities decreased 87 basis points to 12.77% in fiscal 2000 from 13.64% in fiscal 1999, primarily due to the lower interest rates prevalent during fiscal 2000 and the increased proportion of lower cost deposits of ICICI Bank in total interest-bearing rupee liabilities. The average deposits as a percentage of average total liabilities and stockholders' equity increased to 9.6% in fiscal 2000 from 7.4% in fiscal 1999. As a result of the foregoing, the rupee spread decreased 60 basis points to 1.43% in fiscal 2000 from 2.03% in fiscal 1999.

     Our foreign currency loans are primarily floating rate US dollar LIBOR-linked loans. Yield on our interest-earning foreign currency assets decreased 106 basis points to 7.57% in fiscal 2000 from 8.63% in fiscal 1999 principally due to our continued focus on lending to highly rated clients resulting in lower credit spreads, a decrease in the cost of foreign currency borrowings and an increase in our impaired foreign currency loans. The average cost of our foreign currency liabilities decreased 41 basis points to 5.66% in fiscal 2000 from 6.07% in fiscal 1999 mainly due to a decrease in the cost of certain multilateral and bilateral borrowings and the benefit of swapping foreign currency liabilities. The foreign currency spread decreased 65 basis points to 1.91% in fiscal 2000 from 2.56% in fiscal 1999.

       Provisions for Loan losses

     The following table sets forth, for the periods indicated, certain information regarding our restructured and other impaired loans.

                                                                                        At March 31,
                                                             --------------------------------------------------------------------
                                                                                      2000/1999                         2001/2000
                                                               1999        2000        % change          2001            % change
                                                             --------------------------------------------------------------------
                                                                              (in millions, except percentages)
Gross restructured loans..................................  Rs. 13,171  Rs. 18,546      40.8%   Rs. 43,681    US$  932    135.5%
Allowance for loan losses on restructured loans...........      (6,422)     (7,751)     20.7       (11,372)       (243)    46.7
                                                            ----------------------              ----------------------
Net restructured loans....................................       6,749      10,795      59.9        32,309         690    199.3
                                                            ----------------------              ----------------------
Gross other impaired loans................................      45,316      50,574      11.6        41,744         891    (17.5)
Allowance for loan losses on other impaired loans.........     (22,102)    (26,334)     19.2       (21,663)       (462)   (17.7)
                                                            ----------------------              ----------------------
Net other impaired loans..................................      23,214      24,240       4.4        20,081         429    (17.2)
                                                            ----------------------              ----------------------
Gross impaired loans......................................      58,487      69,120      18.2        85,425       1,823     23.6
Allowance for loan losses.................................     (28,524)    (34,085)     19.5       (33,035)       (705)    (3.1)
                                                            ----------------------              ----------------------
Net impaired loans........................................      29,963      35,035      16.9        52,390       1,118     49.5
                                                            ======================              ======================
Gross total loans.........................................     503,630     595,533      18.2       635,058      13,555      6.6
Net total loans...........................................     475,106     561,448      18.2       602,023      12,850      7.2

Gross restructured loans as a percentage of gross loans...        2.62%       3.11%                    6.88%
Gross other impaired loans as a percentage of gross loans.        9.00        8.49                     6.57
Net restructured loans as a percentage of net loans.......        1.42        1.92                     5.37
Net other impaired loans as a percentage of net loans.....        4.89        4.32                     3.34
Allowance for loan losses on restructured loans as a
   percentage of gross restructured loans.................       48.76       41.79                    26.03
Allowance for loan losses on other impaired loans as a
   percentage of gross other impaired loans...............       48.77       52.07                    51.89
Allowance for loan losses on impaired loan as a
   percentage of gross loans..............................        5.66        5.72                     5.20

     The following table sets forth, for the periods indicated, certain information regarding our provisions for loan losses.

                                                                               Year ended March 31,
                                                   ----------------------------------------------------------------------------
                                                                              2000/1999                               2001/2000
                                                      1999        2000        % change               2001             % change
                                                   ----------------------------------------------------------------------------
                                                                              (in millions, except percentages)
Provisions for loan losses.......................  Rs. 6,067    Rs. 6,363       4.9%       Rs. 9,892       US$  211     55.5%
Provisions for loan losses as a percentage of
   net loans.....................................       1.28%        1.13%                      1.64%
Provisions for loan losses as a percentage of
   average total assets..........................       1.06         0.90                       1.40

     For information on changes in the allowance for loan losses, see "Business--Impaired Loans--Allowance for Loan losses".

     Changes in our provisions reflect trends in the key sector in which we operate. The manufacturing sector has been adversely impacted by several factors, including increased competition arising from economic liberalization in India, a slowdown in industrial growth over the last few years, a sharp decline in commodity prices which reduced profitability for certain of our borrowers and the restructuring of certain Indian companies in sectors such as textiles, iron and steel and man-made fibers. Certain Indian corporations are gradually coming to terms with this new competitive reality through a process of restructuring and repositioning. This restructuring process is taking place in several industries such as iron and steel, man-made fibers and textiles. This resulted in an increased level of our loans being restructured during fiscal 2001 and as a result, our impaired loans increased at a higher rate in fiscal 2001 compared to fiscal 2000. Against this backdrop, we continued to follow an aggressive policy towards tackling impaired loans, including focused recovery efforts and a proactive approach to problem cases.

     Gross restructured loans increased 135.5% during fiscal 2001 to Rs. 43.7 billion (US$ 932 million) at year-end fiscal 2001, primarily due to an increase in restructuring of loans to companies in the textiles and iron and steel industries. Loans previously classified as other impaired loans amounting to Rs. 6.6 billion (US$ 140 million) were restructured during fiscal 2001 and were re-classified as restructured loans at year-end fiscal 2001. As a result, gross other impaired loans decreased 17.5% to Rs. 41.7 billion (US$ 891 million) in fiscal 2001 over the previous year levels. As a percentage of net loans, net restructured loans were 5.4% at year-end fiscal 2001 compared to 1.9% at year-end fiscal 2000 and net other impaired loans were 3.3% at year-end fiscal 2001 compared to 4.3% in year-end fiscal 2000. The provisions for loan losses on restructured and other impaired loans increased 55.5 % to Rs. 9.9 billion (US$ 211 million) during fiscal 2001 from Rs. 6.4 billion (US$ 136 million) in fiscal 2000 primarily due to an increase in gross restructured loans during fiscal 2001.

     Until year-end fiscal 2000, ICICI followed a policy whereby loan balances were not charged-off against the allowance for loan losses. This policy was in response to the regulatory environment governing debt recovery proceedings in India. During fiscal 2001, changes in the tax laws necessitated that loan balances deemed unrecoverable be charged-off against the allowance for loan losses. Accordingly, ICICI charged-off significant loan balances deemed unrecoverable in fiscal 2001.

     Management believes that several loans which became restructured loans in fiscal 1999, 2000 and 2001 are essentially inherently viable projects and consequently expects loan losses in these loans to be lower. As a result, the coverage ratio on gross restructured loans decreased to 26.0% at year-end fiscal 2001 from 48.8% at year-end fiscal 1999. However, the coverage ratio on other impaired loans increased to 51.9% at year-end fiscal 2001 from 48.8% at year-end fiscal 1999. The provisions for loan losses as a percentage of average total assets increased to 1.4% in fiscal 2001 from 0.9% in fiscal 2000.

     Commercial loans are identified as impaired and placed on a non-accrual basis when it is probable that we will be unable to collect scheduled payments of principal and interest due under the contractual terms of the loan agreement. A commercial loan is also considered to be impaired and placed on a non-accrual basis, if interest is greater than 180 days overdue or principal is greater than 360 days overdue. This time period of 360 days overdue for principal repayments will be reduced to 180 days effective fiscal 2002. Consumer loans are generally identified as impaired not later than a pre-determined number of days overdue on a contractual basis. Loans are classified as restructured loans where we have made concessionary modifications, that we would not otherwise consider, to the contractual terms of the loan to a borrower experiencing financial difficulties. Restructured loans which are considered troubled debts, are placed on non-accrual status when doubt as to timely collection of principal or interest as per the rescheduled terms exists.

     When a loan is placed on a non-accrual basis, any interest accrued (and not received) on impaired loans is reversed from income. Interest is thereafter included in earnings only to the extent actually received in cash. When borrowers demonstrate over an extended period, the ability to repay a loan in accordance with the contractual terms of the loan, the loan placed on a non-accrual basis, is returned to accrual basis. With respect to restructured loans, performance prior to the restructuring or significant events that coincide with the restructuring are evaluated in assessing whether the borrower can meet the rescheduled terms and may result in the loan being returned to accrual status at the time of restructuring or after a performance period.

     Allowance for loan losses on impaired loans is calculated by comparing the net present value of the expected cash flows discounted at the effective interest rate of the loan and the carrying value of the loan. See
"Business--Impaired Loans--Allowance for Loan Losses" for a description of our analysis of our loan portfolio.

     We conduct an analysis of our loan portfolio on a periodic basis. The analysis considers both qualitative and quantitative criteria including the account conduct, future prospects, repayment history, financial performance amongst others. For impaired loans in excess of Rs. 100 million, which were 74.0% of the gross impaired loan portfolio at year-end fiscal 2001, we follow a detailed process for each loan to determine the allowance for loan losses to be provided. For the balance of smaller loans in the impaired loan portfolio, we follow the classification detailed under "Business--Impaired Loans--Allowance for Loan Losses" for determining the allowance for loan losses. Our loan portfolio is composed largely of project finance loans where we have a security interest and first lien on all the fixed assets and a second lien on all the current assets of the borrower. We typically lend between 60.0% and 80.0% of the appraised value of collateral. Hence, all our loans have historically been sufficiently over-collateralized so that once collateral is realized, we typically recover the full principal along with a small portion of interest claims. However, the recoveries are subject to delays, that can be several years, due to the long legal collection process in India. As a result, we make an allowance for the loans based on the time value of money or the present value of expected realizations of collateral, which takes into account the delay we will experience before recovering our principal. The time to recovery, expected future cash flows and realizable value for collateral value are periodically reviewed in estimating the allowance.

     We believe that the process for ascertaining allowance described above adequately captures the expected losses on our entire loan portfolio and that our current allowance for loan losses is sufficient to cover all currently known loan losses in our existing portfolio. There can, however, be no guarantee that impaired loans will not increase and that the current allowance for loan losses will be sufficient.

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

         Non-Interest Revenue

     The following table sets forth, for the periods indicated, the principal components of our non-interest revenue.

                                                                  Year ended March 31,
                                             ----------------------------------------------------------------
                                                                     2000/1999                      2001/2000
                                                1999      2000       % change           2001        % change
                                             ----------------------------------------------------------------
                                                           (in millions, except percentages)
Fees, commission and brokerage............... Rs. 3,642  Rs. 4,258      16.9%  Rs. 5,317  US$  113      24.9%
Trading account revenue(1)...................       481      2,157     348.4         847        18     (60.7)
Securities transactions(2)...................       273      2,363     765.6      (1,709)      (36)   (172.3)
Foreign exchange transactions(3).............       829        428     (48.4)       (657)      (14)   (253.5)
Gain on the sale of
   equity interest in ICICI Bank.............        --         --        --       1,996        43        --
Gain on sale of stock in other
   Subsidiaries and affiliates...............        --         --        --         511        11        --
Software development and services............        --          5        --         701        15        --
Profit on the sale of certain premises.......        --        212        --         (31)       (1)   (114.6)
Effect of business combinations..............       253        253        --         253         5       0.0
Other revenue................................        82        139      69.5         806        17     479.9
                                             ---------------------             -------------------
Total non-interest revenue.................   Rs. 5,560  Rs. 9,815      76.5   Rs. 8,034   US$ 171     (18.1)
                                             =====================             ===================

-----------------
(1)  Primarily reflects income from trading in government of India securities and corporate debt securities.
(2)  Primarily reflects capital gains realized on the sale of ICICI's long-term equity securities and revenues from our investment banking subsidiary less other than temporary diminution.
(3)  Arises primarily from purchases and sales of foreign exchange on behalf of our corporate clients, from hedging our foreign currency borrowings used for lending in rupees and revaluation of our foreign currency assets and liabilities and outstanding forward contracts.


              Fiscal 2001 compared to Fiscal 2000

     Non-interest revenue declined 18.1% in fiscal 2001 to Rs. 8.0 billion (US$ 171 million), from Rs. 9.8 billion (US$ 209 million) in fiscal 2000 primarily due to the deconsolidation of ICICI Bank. If we exclude the non-interest revenue of ICICI Bank for fiscal 2000, non-interest revenue declined marginally to Rs. 8.0 billion (US$ 171 million) in fiscal 2001 from Rs. 8.1 billion (US$ 173 million) in fiscal 2000. This decline was primarily due to a decline in trading account revenue, income from securities transactions and foreign exchange transactions offset, in part, by an increase in income from fees, commissions and brokerage and gain on sale of stock in subsidiaries and affiliates.

     The increase in fees, commission and brokerage income in fiscal 2001 was primarily due to the increase in fees from loan processing, appraisal and structuring activities. We continued to target new client segments and businesses for generating additional fee income to offset the lower spreads on high quality assets.

     Trading account revenue primarily consists of income from trading in government of India securities and corporate debt securities. Trading account revenue declined 60.7% during fiscal 2001 primarily due to limited market opportunities during fiscal 2001 and due to the deconsolidation of ICICI Bank. If we exclude the trading account revenue of ICICI Bank for fiscal 2000, trading account revenue declined 34.8% to Rs. 847 million (US$ 18 million) in fiscal 2001 from Rs. 1.3 billion (US$ 28 million) in fiscal 2000.

     Income from securities transactions primarily reflects capital gains realized on the sale of ICICI's long-term equity securities and revenues from our investment banking subsidiary less other than temporary diminution. The income from securities transaction declined during fiscal 2001 primarily due to limited market opportunities during fiscal 2001 and due to an increase in the amount of other than temporary diminution in securities in fiscal 2001.

     Income from foreign exchange transactions arises primarily from purchases and sales of foreign exchange on behalf of our corporate clients, from hedging our foreign currency borrowings used for lending in rupees and revaluation of our foreign currency assets and liabilities and outstanding forward contracts. The expense on foreign exchange transactions in fiscal 2001 primarily reflects the premium paid on forward contracts booked on our foreign currency borrowings used for lending in rupees and revaluation of our foreign currency assets and liabilities and outstanding forward contracts.

     During fiscal 2001, we reduced our interest in ICICI Bank to 46.4% through sales of equity shares in the Indian secondary markets to institutional investors. The sale of shares was made for a consideration of Rs. 3.5 billion (US$ 75 million) and the gain on sale was Rs. 2.0 billion (US$ 43 million) which is included in the statement of income.

     With a view to strengthen the existing relationship with Emirates Bank of the United Arab Emirates, we divested approximately 8.0% of our stake in ICICI Infotech to the Emirates Bank in fiscal 2001. ICICI Infotech has a joint venture with Emirates Bank, which is involved in marketing software products and services in West Asia. The sale was made at a consideration of Rs. 576 million (US$ 12 million) and the gain on sale of Rs. 511 million (US$ 11 million) is included as a non-interest revenue item in fiscal 2001.

     Income from software development and services increased to Rs. 701 million (US$ 15 million) in fiscal 2001 from Rs. 5 million (US$ 106,720) primarily due to income from our principal information technology subsidiaries, ICICI Infotech and ICICI Infotech Inc., US. ICICI Infotech commenced its operations in the US through its wholly owned subsidiary, ICICI Infotech Inc. in April 2000.

     Non-interest income also includes a loss of Rs. 31 million (US$ 1 million) on the sale of certain premises and equipment in fiscal 2001. Other income primarily includes rental income and also includes revenue from our life insurance subsidiary.

              Fiscal 2000 compared to Fiscal 1999

     Non-interest revenue increased 76.5% in fiscal 2000 to Rs. 9.8 billion (US$ 209 million), primarily due to an increase in trading account revenue and income from securities transactions.

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

     Income from securities transactions increased significantly to Rs. 2.4 billion (US$ 50 million) in fiscal 2000 from Rs. 273 million (US$ 6 million) in fiscal 1999. This was largely due to the buoyant capital market conditions in fiscal 2000 compared to the depressed capital market in fiscal 1999. ICICI was able to book significant capital gains on its private equity portfolio because the market price of capital stock, including those of certain companies whose project implementation was completed, increased substantially during fiscal 2000. ICICI also capitalized on the market opportunities to book capital gains by investing in select initial public offerings of companies and mutual fund units.

     Income from foreign exchange transactions decreased in fiscal 2000 primarily as a result of an absence of gains of Rs. 488 million (US$ 10 million) that were realized in fiscal 1999 by swapping rupee funds into US dollars. A change in the Reserve Bank of India's regulation prohibited these swaps in fiscal 2000. Non-interest income in fiscal 2000 also includes Rs. 212 million (US$ 5 million) on the sale of certain premises and equipment.

         Non-Interest Expense

     The following table sets forth, for the periods indicated, the principal components of our non-interest expense.

                                                                  Year ended March 31,
                                              --------------------------------------------------------------
                                                                    2000/1999                     2001/2000
                                                1999      2000       % change        2001          % change
                                              --------------------------------------------------------------
                                                           (in millions, except percentages)
Employee expense:
   Salaries.................................  Rs.   796  Rs. 1,386     74.1%  Rs. 1,606  US$  34     15.9%
   Employee benefits........................        147        232     57.8         334        7     44.0
                                              ---------  ---------            ---------  -------
Total employee expense......................        943      1,618     71.6       1,940       41     19.9
Premises and equipment expense..............        777      1,055     35.8       1,514       32     43.5
Amortization of intangible assets...........        187        187      0.0         259        6     38.5
Administration and other expense............      1,888      2,442     29.3       2,095       45    (14.2)
                                              ---------  ---------            ---------  -------
Total non-interest expense..................  Rs. 3,795  Rs. 5,302     39.7   Rs. 5,808  US$ 124      9.5
                                              =========  =========            =========  =======

              Fiscal 2001 compared to Fiscal 2000

     Non-interest expense increased 9.5% in fiscal 2001 to Rs. 5.8 billion (US$ 124 million) from Rs. 5.3 billion (US$ 113 million) in fiscal 2000 primarily due to an increase in employee expense and premises and equipment expense. If we exclude the non-interest expense of ICICI Bank for fiscal 2000, non-interest expense increased 46.2% to Rs. 5.8 billion (US$ 124 million) in fiscal 2001 from Rs. 4.0 billion (US$ 85 million) in fiscal 2000.

     Employee expenses increased 19.9% to Rs. 1.9 billion (US$ 41 million) in fiscal 2001 from Rs. 1.6 billion (US$ 35 million) in fiscal 2000. For comparison purposes, if we exclude the employee expense of ICICI Bank for fiscal 2000, employee expense increased 49.0% in fiscal 2001 compared to fiscal 2000. This increase of 49.0% was principally due to a 75.3% increase in the number of our employees offset, in part, by the absence of the cost of employee termination under the voluntary retirement scheme completed in fiscal 2000. The number of employees increased to 3,784 employees at year-end fiscal 2001 from 2,159 employees, excluding ICICI Bank, at year-end fiscal 2000 primarily due to an increase in the number of employees in our subsidiaries, ICICI Infotech, ICICI Personal Financial Services and ICICI Home Finance, which have been rapidly growing their business and distribution infrastructure.

     Premises and equipment expense increased 43.5% in fiscal 2001 compared to fiscal 2000, primarily due to increased technology expenses and maintenance and depreciation expenses for ICICI centers and computer and computer software offset, in part, by the deconsolidation of ICICI Bank in fiscal 2001. If we exclude the premises and equipment expense of ICICI Bank for fiscal 2000, premises and equipment expense increased 111.7% to Rs. 1.5 billion (US$ 32 million) in fiscal 2001 from Rs. 715 million (US$ 15 million) in fiscal 2000. Administrative and other expenses decreased 14.2% in fiscal 2001 compared to fiscal 2000 primarily due to the deconsolidation of ICICI Bank in fiscal 2001 offset, in part, by an increase in the administration expense of our information technology subsidiaries in the US and ICICI Prudential Life Insurance which commenced their operations or were acquired in fiscal 2001. If we exclude the administrative and other expenses of ICICI Bank for fiscal 2000, administrative and other expenses increased 18.4% to Rs. 2.1 billion (US$ 45 million) in fiscal 2001 from Rs. 1.8 billion (US$ 38 million) in fiscal 2000.

     Amortization of intangible assets increased 38.5% in fiscal 2001 compared to fiscal 2000, primarily due to the acquisition of the software development and services companies by ICICI Infotech in fiscal 2001. The business combinations were accounted for under the purchase method which resulted in goodwill of Rs. 1.4 billion (US$ 30 million). The goodwill is being amortized over a period of five years. This resulted in an expense of Rs. 52 million (US$ 1 million) for fiscal 2001. In addition, the workforce and customer relationships of Objects Xperts Inc. valued at Rs. 135 million (US$ 3 million) are being amortized over a period of five years. This resulted in an expense of Rs. 20 million (US$ 426,890) for fiscal 2001.

              Fiscal 2000 compared to Fiscal 1999

     Non-interest expense increased 39.7% in fiscal 2000 to Rs. 5.3 billion (US$ 113 million) from Rs. 3.8 billion (US$ 81 million) in fiscal 1999. Employee expenses increased 71.6% in fiscal 2000 principally due to a 40.3% increase in number of employees and the cost of employee termination under the voluntary retirement scheme in fiscal 2000. The number of employees increased 40.4% from 2,495 employees at year-end fiscal 1999 to 3,503 employees at year-end fiscal 2000 primarily due to our retail and technology initiatives which made it vital for some of our subsidiaries to employ people with requisite skills. ICICI successfully completed a voluntary retirement scheme in fiscal 2000 which was availed by 223 employees. The cost of employee termination under this scheme was Rs. 232 million (US$ 5 million).

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

         Income Tax Expense

     Income tax expense decreased significantly in fiscal 2001 to Rs. 119 million (US$ 2 million) compared to Rs. 2.0 billion (US$ 43 million) in fiscal 2000 which in turn increased 70.3% from Rs. 1.2 billion (US$ 25 million) in fiscal 1999. The effective tax rate was 1.76% in fiscal 2001 compared to 18.29% in fiscal 2000 and 14.18% in fiscal 1999. The significant reduction in the effective tax rate in fiscal 2001 was primarily due to an increase in recognition of deferred tax assets on other than temporary diminution in securities available for sale of earlier years. Our consolidated financial statements for fiscal 2001 as of September 17, 2001 take into account the effect of this change.

     The statutory rate of tax increased to 39.55% in fiscal 2001 from 38.50% in fiscal 2000 due to an additional 3.0% surcharge imposed on income tax in fiscal 2001. Our effective tax rate was lower than the statutory tax rate due to the special benefits granted to ICICI as a long-term lending institution under the Indian Income-tax Act, 1961, the tax-free status of the income from infrastructure financing and dividends, capital gains and losses on sale of investments charged to tax at a rate lower than the statutory tax rate and other than temporary diminution on securities available for sale. As a long-term lending institution, ICICI is allowed a deduction of up to 40.0% of its taxable income derived from the business of long-term financing. This benefit is available on ICICI's income derived from loans of a maturity greater than five years. We cannot be sure that these tax benefits will not be changed in the future.

     A retrospective change was effected in the local tax laws in India's Budget for fiscal 2002, whereby provision for loan losses is not allowed as a deduction from taxable income unless the corresponding loan is written off in the accounts. As a result, a higher current tax liability was recognized against provision for loan losses claimed in earlier years which was offset by recognition of a deferred tax asset in respect of the same.

Financial Condition

         Assets

     The following table sets forth, for the periods indicated, the principal components of our assets.

                                                                  At March 31,
                                     -----------------------------------------------------------------------
                                                              2000/1999                          2001/2000
                                         1999        2000     % change            2001            % change
                                     -----------------------------------------------------------------------
                                                       (in millions, except percentages)
Cash and cash equivalents............Rs. 62,123  Rs. 71,131       14.5%  Rs. 30,987   US$   661     (56.4)%
Trading account assets(1)............    35,926      57,396       59.8       18,878         403     (67.1)
Securities excluding venture
   capital investments(2)............    14,892      18,335       23.1       15,546         332     (15.2)
Venture capital investments..........       149         536         --        4,569          98        --
Investments in affiliates............       244         264        8.2        7,899         169        --
Loans, net:
   Rupee.............................   413,308     502,196       21.5      549,195      11,722       9.4
   Foreign currency..................    90,322      93,337        3.3       85,863       1,833      (8.0)
   Less: Allowances..................   (28,524)    (34,085)      19.5      (33,035)       (705)     (3.1)
                                     ----------------------              ----------------------
Total loans, net.....................   475,106     561,448       18.2      602,023      12,850       7.2
Acceptances..........................     8,773      12,333       40.6        2,715          58     (78.0)
Property and equipment...............     7,951      11,775       48.1       12,039         257       2.2
Other assets.........................    41,781      41,061       (1.7)      45,789         977      11.5
                                     ----------------------             -----------------------
Total assets.........................Rs.646,945  Rs.774,279       19.7   Rs.740,445   US$15,805      (4.4)
                                     ======================              ======================

-----------------
(1)  Primarily includes government of India securities and corporate debt securities.
(2)  Primarily includes equity securities.


              Fiscal 2001 compared to Fiscal 2000

     Our total assets decreased 4.4% to Rs. 740.4 billion (US$ 15.8 billion) at year-end fiscal 2001 from Rs. 774.3 billion (US$ 16.5 billion) at year-end fiscal 2000. This was primarily due to the deconsolidation of ICICI Bank as of April 1, 2000. If we exclude ICICI Bank at year-end fiscal 2000, total assets increased 15.2% to Rs. 740.4 billion (US$ 15.8 billion) at year-end fiscal 2001 compared to Rs. 642.9 billion (US$ 13.7 billion) at year-end fiscal 2000 primarily due to an increase in net loans at year-end fiscal 2001.

     Net loans increased 7.2% in fiscal 2001 reflecting a 9.4% increase in gross rupee loans and a 8.0% decrease in gross foreign currency loans. ICICI's rupee loans increased significantly in fiscal 2001 over fiscal 2000 offsetting the decline in rupee loans due to the deconsolidation of ICICI Bank as of April 1, 2000. The increase in rupee loans was principally due to increased disbursements of corporate finance loans, loans to the infrastructure sector and personal finance in fiscal 2001. ICICI's disbursements to the manufacturing sector decreased as a percentage of our total disbursements to 10.8% in fiscal 2001 from 14.5% in fiscal 2000.

     The decline in cash, cash equivalents and trading account assets from Rs.
128.5 billion (US$ 2.7 billion) in fiscal 2000 to Rs. 49.9 billion (US$ 1.1 billion) in fiscal 2001 was principally due to the deconsolidation of ICICI Bank, which is subject to regulatory reserve requirements. ICICI Bank had cash, cash equivalents and trading account assets of Rs. 64.6 billion (US$ 1.4 billion) at year-end fiscal 2000. Lower trading account assets were also attributable to limited market opportunities caused by depressed market conditions in fiscal 2001 compared to fiscal 2000. Venture capital investments increased to Rs. 4.6 billion (US$ 98 million) at year-end fiscal 2001 from Rs. 536 million (US$ 11 million) at year-end fiscal 2000 primarily due to investment in new venture funds established during fiscal 2001. Investment in affiliates increased to Rs. 7.9 billion (US$ 169 million) at year-end fiscal 2001 from Rs. 264 million (US$ 6 million) primarily due to the inclusion of our investment in ICICI Bank of Rs. 7.6 billion (US$ 161 million) under the equity method of accounting as of April 1, 2000. Acceptances declined to Rs. 2.7 billion (US$ 58 million) at year-end fiscal 2001 from Rs.
12.3 billion (US$ 263 million) at year-end fiscal 2000 primarily due to the deconsolidation of ICICI Bank in fiscal 2001. ICICI Bank had acceptances of Rs.
8.5 billion (US$ 181 million) at year-end fiscal 2000.

              Fiscal 2000 compared to Fiscal 1999

     Our assets increased 19.7% to Rs. 774.3 billion (US$ 16.5 billion) at year-end fiscal 2000 from Rs. 646.9 billion (US$ 13.8 billion) at year-end fiscal 1999. Net loans increased 18.2% in fiscal 2000 reflecting a 21.5% increase in rupee loans and a 3.3% increase in foreign currency loans. The increase in rupee loans was principally due to increased disbursements of corporate finance loans, loans to the oil, gas and petrochemicals sector and working capital finance in fiscal 2000. Disbursements to the manufacturing sector remained high but decreased as a percentage of our total disbursements to 14.5% in fiscal 2000 from 24.9% in fiscal 1999. The growth in cash, cash equivalents and trading account assets was principally due to a 19.7% increase in our balance sheet size, higher cash balances of ICICI Bank to meet increased reserve requirements as a result of a 59.5% increase in deposits during fiscal 2000 and a higher level of trading account assets maintained to capitalize on the attractive market opportunities resulting from a decrease in interest rates in fiscal 2000.

         Liabilities and Stockholders' Equity

     The following table sets forth, for the periods indicated, the principal components of our liabilities and stockholders' equity.

                                                                   At March 31,
                                         -----------------------------------------------------------------------
                                                                2000/1999                              2001/2000
                                            1999       2000     % change           2001                % change
                                         -----------------------------------------------------------------------
                                                         (in millions, except percentages)
Deposits.................................Rs.  60,605  Rs.  96,682     59.5%  Rs.  6,072  US$     130     (93.7)%
Trading account liabilities..............     14,791       19,263     30.2       12,483          266     (35.2)
Acceptances..............................      8,773       12,333     40.6        2,715           58     (78.0)
Long-term debt:
   Rupee.................................    335,309      342,816      2.2      404,017        8,624      17.9
   Foreign currency......................    100,212       93,504     (6.7)     101,008        2,156       8.0
                                         -----------------------             -----------------------
Total long-term debt.....................    435,521      436,320      0.2      505,025       10,780      15.7
Short-term borrowings....................     35,794       68,495     91.4       87,512        1,868      27.8
Other liabilities........................     33,292       43,023     29.2       39,024          833      (9.3)
Taxes and dividends payable..............      9,988       12,750     27.7       10,498          224     (17.7)
Redeemable preferred stock(1)............     10,897       10,207     (6.3)         698           15     (93.2)
                                         -----------------------             -----------------------
Total liabilities........................    609,661      699,073     14.7      664,027       14,173      (5.0)
Minority interest........................        773        4,298       --          496           11     (88.5)
Stockholders' equity.....................     36,511       70,908     94.2       75,922        1,621       7.1
                                         -----------------------             -----------------------
Total liabilities and stockholders'
   equity................................Rs. 646,945  Rs. 774,279     19.7   Rs.740,445   US$ 15,805      (4.4)
                                         ========================            =======================

------------------
(1)  In line with the existing regulatory requirements in India, preferred stock issued by us needs to be compulsorily redeemed within a specified time period. Accordingly, all series of preferred stock issued by us are redeemable in accordance with the terms of the issue.


              Fiscal 2001 compared to Fiscal 2000

     Our long-term debt increased 15.7% to Rs. 505.0 billion (US$ 10.8 billion) at year-end fiscal 2001 from Rs. 436.3 billion (US$ 9.3 billion) at year-end fiscal 2000, reflecting a 17.9% increase in long-term rupee debt and an increase of 8.0% in long-term foreign currency debt. Deposits declined to Rs.
6.1 billion (US$ 130 million) at year-end fiscal 2001 from Rs. 96.7 billion (US$ 2.1 billion) at year-end fiscal 2000 primarily due to the deconsolidation of ICICI Bank as of April 1, 2000. Substantially all of deposits at year-end fiscal 2000 represented deposits of ICICI Bank. As a commercial bank, ICICI Bank can raise low-cost demand deposits, unlike ICICI. Trading account liabilities declined 35.2% in fiscal 2001 due to limited market opportunities caused by depressed capital markets during fiscal 2001 and a decline in trading account assets. Our short-term borrowings increased 27.8% as we increased our short-term borrowings in line with our view of declining interest rates. Redeemable preferred stock decreased 93.2% during fiscal 2001 to Rs. 698 million (US$ 15 million) as we redeemed a substantial portion of preferred stock during fiscal 2001 consequent to the increase in the dividend distribution tax rate. Minority interest decreased 88.5% primarily due to the deconsolidation of ICICI Bank as of April 1, 2000. Stockholders' equity increased 7.1% at year-end fiscal 2001 to Rs. 75.9 billion (US$ 1.6 billion).

              Fiscal 2000 compared to Fiscal 1999

     Our long-term debt increased marginally by 0.2% to Rs. 436.3 billion (US$
9.3 billion) at year-end fiscal 2000 from Rs. 435.5 billion (US$ 9.3 billion) at year-end fiscal 1999, reflecting a 2.2% increase in long-term rupee debt and a decrease of 6.7% in long-term foreign currency debt. Deposits increased 59.5% to Rs. 96.7 billion (US$ 2.1 billion) at year-end fiscal 2000 reflecting ICICI Bank's success in raising funds through its expanded branch network. Deposits as a percentage of our total liabilities increased to 13.8% at year-end fiscal 2000 from 9.9% at year-end fiscal 1999. Other liabilities increased 29.2% during fiscal 2000 primarily due to a higher amount of interest accrued but not due. Redeemable preferred stock decreased 6.3% during fiscal 2000 to Rs. 10.2 billion (US$ 218 million) as we redeemed some preferred stock during fiscal 2000. Stockholders' equity increased 94.2% during fiscal 2000 to Rs. 70.9 billion (US$ 1.5 billion) as we raised fresh equity capital from existing Indian institutional shareholders, other Indian shareholders and overseas investors through our ADS offering.

         Contingent Liabilities

     As a part of our financing activities, we issue guarantees to enhance the credit standing of our customers. The guarantees are generally for a period not exceeding 10 years. The credit risk associated with these products, as well as the operating risks, are similar to those in other loan products. We have the same appraisal process, pricing methodology and collateral requirement for guarantees as that for any other loan product. Guarantees increased marginally by 2.0% at year-end fiscal 2001 compared to year-end fiscal 2000, which in turn increased 19.7% compared to year-end fiscal 1999.

     The following table sets forth, for the periods indicated, our guarantees outstanding.

                                                                   At March 31,
                                        --------------------------------------------------------------------
                                                                  2000/1999                        2001/2000
                                           1999        2000       % change           2001          % change
                                        --------------------------------------------------------------------
                                                         (in millions, except percentages)
Financial guarantees(1)................. Rs. 39,455  Rs. 46,253      17.2%  Rs. 53,167  US$ 1,135      14.9%
Performance guarantees(2)...............      9,059      11,811      30.4        6,083        130     (48.5)
                                         ----------------------             ---------------------
Total guarantees........................ Rs. 48,514  Rs. 58,064      19.7   Rs. 59,250  US$ 1,265       2.0
                                        ========================            =====================

-----------------
(1)  Consists of instruments guaranteeing the timely contractual payment of loan obligations, primarily to foreign lenders on behalf of project companies.
(2)  Consists of instruments guaranteeing the performance by a company of an obligation, such as exports.


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

                                       ---------------------------------------------------------------------------------------
                                                                          At March 31,
                                       ---------------------------------------------------------------------------------------
                                              Notional principal amounts                  Balance sheet credit exposure(1)
                                       ---------------------------------------------------------------------------------------
                                          1999      2000                 2001             1999      2000           2001
                                       ---------------------------------------------------------------------------------------
                                                                    (in millions)
Interest rate products:
   Swap agreements.....................Rs. 28,731   Rs. 40,201   Rs. 50,430   US$ 1,076   Rs. --   Rs. --   Rs.  (5)   US$ --
   Others..............................        --           --           --          --       --       --        --        --
                                       ---------------------------------------------------------------------------------------
Total interest rate products...........Rs. 28,731   Rs. 40,201   Rs. 50,430   US$ 1,076   Rs. --   Rs. --   Rs.  (5)   US$ --
                                       =======================================================================================
Foreign exchange products:
   Forward contracts...................Rs. 40,407   Rs.104,514   Rs.    630   US$    13   Rs.425   Rs.309   Rs.  22    US$ --
   Swap agreements.....................    17,494       30,552       23,429         500       --       --        --        --
                                       ---------------------------------------------------------------------------------------
Total foreign exchange products........Rs. 57,901   Rs.135,066   Rs. 24,059   US$   514   Rs.425   Rs.309   Rs.  22    US$ --
                                       =======================================================================================

-----------------
(1)  Denotes the mark-to-market impact of the derivative and foreign exchange products on the reporting date.


     The decline in notional principal on forward contracts on foreign exchange products in fiscal 2001 was primarily due to the deconsolidation of ICICI Bank as of April 1, 2000. ICICI Bank had notional principal on forward contracts on foreign exchange products of Rs. 62.9 billion (US$ 1.3 billion) at fiscal 2000.

         Capital

     ICICI is subject to the capital adequacy requirements of the Reserve Bank of India, which are primarily based on the capital adequacy accord reached by the Basle Committee of Banking Supervision, Bank of International Settlements in 1988. For a detailed description of the Reserve Bank of India's capital adequacy guidelines, see "Supervision and Regulation--Capital Adequacy Requirements". ICICI is required to maintain a minimum ratio of total capital to risk adjusted assets of 9.0%, at least half of which must be Tier 1 capital. ICICI has capital at levels well above the minimum requirement.

     The following table sets forth, for the periods indicated, ICICI's risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the applicable Reserve Bank of India guidelines and based on ICICI's unconsolidated financial statements prepared in accordance with Indian GAAP.

                                                                          At March 31,
                                          ------------------------------------------------------------------------
                                                                     2000/1999                           2001/2000
                                              1999          2000     % change          2001              % change
                                          ------------------------------------------------------------------------
                                                           (in millions, except percentages)
Tier 1 capital............................Rs.  47,000   Rs.  74,700   58.9%   Rs.  72,212   US$  1,541      (3.3)%
Tier 2 capital............................     24,020        37,350   55.5         37,526          801       0.5
                                          --------------------------          ------------------------
Total capital.............................Rs.  71,020   Rs. 112,050   57.8    Rs. 109,738   US$  2,342      (2.1)
                                          =========================           ========================
On- balance sheet risk weighted assets....Rs. 515,970   Rs. 587,810   13.9        682,353       14,565      16.1
Off-balance sheet risk weighted assets....     53,910        60,820   12.8         66,007        1,409       8.5
                                          --------------------------          ------------------------
Total risk weighted assets................Rs. 569,880   Rs. 648,630   13.8    Rs. 748,360   US$ 15,974      15.4
                                          =========================           ========================
Tier 1 capital adequacy ratio(1)..........       8.25%        11.52%                 9.65%
Tier 2 capital adequacy ratio(1)..........       4.21          5.75                  5.01%
                                          -------------------------           ------------
Total capital adequacy ratio(1)...........      12.46%        17.27%                14.66%
                                          =========================           ============

-----------
(1)  Our total capital adequacy ratio computed under the applicable Reserve
     Bank of India guidelines and based on our consolidated financial statements prepared in accordance with US GAAP was 14.03% at year-end fiscal 2001. Using the same basis of computation, our Tier 1 capital adequacy ratio was 9.35% and our Tier 2 capital adequacy ratio was 4.68%
     at year-end fiscal 2001.


     At March 31, 2001, ICICI's Tier 1 capital, computed based on the Indian GAAP unconsolidated financial statements, included Rs. 2.4 billion (US$ 50 million) out of the face value of Rs. 3.5 billion (US$ 75 million) of 20-year non-cumulative preferred stock issued to ITC Classic Finance group companies as a part of the scheme of acquisition of ITC Classic Finance by ICICI. This preferred stock carries a negligible non-cumulative dividend of 0.001% per annum. The Reserve Bank of India has allowed the inclusion of such preferred stock in Tier 1 capital from April 1999, subject to the creation of a corpus to be invested in government of India securities of equivalent maturity. At year-end fiscal 2001, this corpus amount was Rs 1.1 billion (US$ 24 million).

         Capital Expenditure

     The following tables set forth, for the period indicated, certain information related to our capital expenditure by category of fixed assets.

                                                                      Fiscal 1999
                                    -----------------------------------------------------------------------------
                                       Cost at
                                      March 31,    Additions/    Deletions/   Depreciation    Net assets at March
                                        1998       transfers     transfers                          31, 1999
                                    -----------------------------------------------------------------------------
                                                                     (in millions)
Land................................Rs.   372    Rs.   877    Rs.     3      Rs.    --   Rs. 1,246   US$  27
Buildings...........................    3,761        2,313          242            572       5,260       112
Equipment and furniture.............    1,187          607          254            804         736        16
Construction in progress............    1,541        1,597        2,606             --         532        11
Others..............................      169           60           23             30         176         4
                                    -----------------------------------------------------------------------------
Total...............................Rs. 7,030    Rs. 5,454    Rs. 3,128      Rs. 1,406   Rs. 7,950   US$ 170
                                    =============================================================================

                                                                      Fiscal 2000
                                    -----------------------------------------------------------------------------
                                       Cost at
                                      March 31,    Additions/    Deletions/   Depreciation    Net assets at March
                                        1999       transfers     transfers                          31, 2000
                                    -----------------------------------------------------------------------------
                                                                     (in millions)
Land................................Rs. 1,246    Rs.   208    Rs.    --      Rs.    26   Rs. 1,428   US$  30
Buildings...........................    5,013          683          126            366       5,204       111
Equipment and furniture.............    2,357        1,937           54          1,104       3,136        67
Construction in progress............      531        1,442          107             --       1,866        40
Others..............................      209           55          102             21         141         3
                                    ----------------------------------------------------------------------------
Total...............................Rs. 9,356    Rs. 4,325    Rs.   389      Rs. 1,517   Rs.11,775   US$ 251
                                    ============================================================================

                                                                      Fiscal 2001
                                    -----------------------------------------------------------------------------
                                       Cost at
                                      March 31,    Additions/    Deletions/   Depreciation    Net assets at March
                                        2000       transfers     transfers                          31, 2001
                                    -----------------------------------------------------------------------------
                                                                     (in millions)
Land................................Rs. 1,328    Rs.   196    Rs.     4      Rs.    77   Rs. 1,443   US$  31
Buildings...........................    4,248        1,723           30            327       5,614       120
Equipment and furniture.............    3,053        1,512          235          1,011       3,319        71
Construction in progress............    1,815          156          620             --       1,351        29
Others..............................      161          219           25             43         312         7
                                    ----------------------------------------------------------------------------
Total...............................Rs.10,605    Rs. 3,806    Rs.   914      Rs. 1,458   Rs.12,039   US$ 257
                                    ============================================================================

     Our capital expenditure on property and equipment for fiscal 2001 was Rs.
3.8 billion (US$ 81 million), for fiscal 2000 was Rs. 4.3 billion (US$ 92 million) and for fiscal 1999 was Rs. 5.5 billion (US$ 116 million). The expenditure on equipment and furniture for fiscal 2001 was primarily attributable to significant upgrades to our computer and software systems. During fiscal 1999 and 2000, we invested funds for the construction of our new office premises and ICICI Bank branches, for substantial improvement of our existing offices which we own or have taken on lease and for developing an advanced data center.

Segment Revenues and Assets

     The varied banking and finance activities of ICICI are carried out by a number of legal entities. Thus, while the parent company focuses primarily on medium-term and long-term project financing, other activities such as commercial banking, investment banking, retail distribution, broking and venture capital activities are conducted by fully or majority owned subsidiaries or affiliates. Each subsidiary/affiliate focuses on specific activities. Accordingly, management has identified each of these legal entities as operating segments. Based on business volumes, revenues, income and assets size, management considers project financing, commercial banking and investment banking as reportable segments.

     The results of ICICI Bank, which represents the commercial banking segment, were reported under the equity method of accounting as of April 1, 2000. However, for management reporting, the entire results of ICICI Bank continue to be reported as if the business were a consolidated entity. The segment-wise information presented below is consistent with the management reporting.

         Project Financing Segment

     Our project financing segment engages in providing medium-term and long-term project finance, corporate finance and lease finance to Indian businesses and largely represents the activities of ICICI, the parent company.

              Fiscal 2001 compared to Fiscal 2000

     Our project financing segment contributed 87.3% of the total net income, including ICICI Bank, in fiscal 2001 compared to 76.3% in fiscal 2000. Net income declined marginally by 2.6% to Rs. 6.9 billion (US$ 148 million) in fiscal 2001 from Rs. 7.1 billion (US$ 152 million) in fiscal 2000 primarily on account of increased provisioning requirements in fiscal 2001, offset, in part, by an increase in net interest revenue, decrease in non-interest expense and write-back of income-tax expense. Net income for fiscal 2000 includes an amount of Rs. 249 million (US$ 5 million), net of tax, on account of the effect of a change in the method of accounting for depreciation on property and equipment.

     Net interest revenue, including dividends, increased 14.1% to Rs. 12.8 billion (US$ 274 million) in fiscal 2001 from Rs. 11.3 billion (US$ 240 million) in fiscal 2000. This increase was possible, despite our continued focus on lower risk loans to highly-rated clients that resulted in lower credit spreads and an increase in our impaired loans, primarily due a significant increase in average rupee loans in fiscal 2001 compared to fiscal 2000.

     Provision for loan losses increased 68.3% to Rs. 9.8 billion (US$ 210 million) in fiscal 2001 from Rs. 5.8 billion (US$ 125 million) in fiscal 2000 primarily due to an increase in restructured loans in fiscal 2001.

     Non-interest revenue increased marginally by 5.9% to Rs. 6.8 billion (US$ 144 million) in fiscal 2001 from Rs. 6.4 billion (US$ 136 million) in fiscal 2000 primarily due to a gain on sale of stock in subsidiaries and affiliates offset, in part, by the decline in trading account revenue, income from securities transactions and foreign exchange transactions due to limited market opportunities on account of depressed capital markets in fiscal 2001.

     Non-interest expense decreased 17.0% to Rs. 3.4 billion (US$ 72 million) in fiscal 2001 from Rs. 4.0 billion (US$ 86 million) in fiscal 2000 primarily due to the absence of the cost of employee termination under the voluntary retirement scheme which resulted in an expense of Rs. 232 million (US$ 5 million) in fiscal 2000 and reduction in investment management fees paid to a group company in fiscal 2001. The write-back of income-tax expense was primarily due to an increase in recognition of deferred tax assets in respect of provision for loan losses and other than temporary diminution in securities available for sale offset, in part, by an increase in creation of deferred tax liability in respect of property and equipment.

     Total assets increased 11.2% to Rs. 700.5 billion (US$ 15.0 billion) at year-end fiscal 2001 from Rs. 629.8 billion (US$ 13.4 billion) at year-end fiscal 2000. Net loans increased by 12.1% to Rs. 575.2 billion (US$ 12.3 billion) at year-end fiscal 2001 from Rs. 513.1 billion (US$ 11.0 billion) at year-end fiscal 2000. Cash and cash equivalent balances decreased 23.4% to Rs.
27.1 billion (US$ 578 million) in fiscal 2001 from Rs. 35.3 billion (US$ 754 million) in fiscal 2000. Trading assets decreased 42.6% to Rs. 8.5 billion (US$ 182 million) in fiscal 2001 from Rs. 14.9 billion (US$ 317 million) in fiscal 2000 due to limited market opportunities caused by depressed capital markets during the year.

              Fiscal 2000 compared to Fiscal 1999

     Our project financing segment contributed 76.3% of the total net income in fiscal 2000 compared to 91.6% in fiscal 1999. The decline in contribution to net income was due to the significant increase in net income of the commercial banking and investment banking segments. Net income was Rs. 7.1 billion (US$ 152 million) in fiscal 2000, representing a 3.3% increase from Rs. 6.9 billion (US$ 147 million) in fiscal 1999. Net income for fiscal 1999 includes an extraordinary gain of Rs. 292 million (US$ 6 million), net of tax, from the extinguishment of debt arising from purchase of some of our outstanding foreign currency bonds. Net income for fiscal 2000 includes Rs. 249 million (US$ 5 million), net of tax, on account of the effect of a change in the method of accounting for depreciation on property and equipment. Excluding both these items, net income would have increased 4.1% to Rs. 6.9 billion (US$ 146 million) in fiscal 2000 from Rs. 6.6 billion (US$ 141 million) in fiscal 1999.

     Net interest revenue, including dividends, decreased 2.0% to Rs. 11.3 billion (US$ 240 million) in fiscal 2000 from Rs. 11.5 billion (US$ 245 million) in fiscal 1999. This was due to our continued focus on lower risk loans to highly-rated clients that resulted in lower credit spreads. In addition, an increase in impaired loans also lowered our spread.

     Provision for loan losses increased 6.4% to Rs. 5.8 billion (US$ 125 million) in fiscal 2000 from Rs. 5.5 billion (US$ 117 million) in fiscal 1999 primarily due to the increase in impaired loans.

     Non-interest revenue increased 54.5% to Rs. 6.4 billion (US$ 136 million) in fiscal 2000 from Rs. 4.1 billion (US$ 88 million) in fiscal 1999 primarily due to an increase in trading account revenue and income from securities transaction as ICICI took advantage of the significant higher level of trading opportunities available in fiscal 2000 and buoyant capital market conditions.

     Non-interest expense increased 49.7% to Rs. 4.0 billion (US$ 86 million) in fiscal 2000 from Rs. 2.7 billion (US$ 58 million) in fiscal 1999 primarily due to an increase in employee expense as a result of the cost of employee termination under the voluntary retirement scheme, and an increase in the administrative cost largely on account of increased technology and brand building expense.

     Total assets increased 11.4% to Rs. 629.8 billion (US$ 13.4 billion) at year-end fiscal 2000 from Rs. 565.2 billion (US$ 12.1 billion) at year-end fiscal 1999. Total loans increased 14.6 % to Rs. 513.1 billion (US$ 11.0 billion) at year-end fiscal 2000 from Rs. 447.7 billion (US$ 9.6 billion) at year-end fiscal 1999. Cash and cash equivalent balances decreased 19.9% to Rs.
35.3 billion (US$ 754 million) in fiscal 2000 from Rs. 44.1 billion (US$ 942 million) in fiscal 1999 as ICICI increased its trading assets to take advantage of the higher level of trading opportunities in fiscal 2000. Trading assets increased 25.8% to Rs.14.9 billion (US$ 317 million) in fiscal 2000 from Rs.
11.8 billion (US$ 252 million) in fiscal 1999.

         Commercial Banking Segment

     Our commercial banking segment engages in corporate banking, retail banking and treasury operations and represents the activities of ICICI Bank, our affiliate, wherein we currently hold 46.0% of the equity capital. ICICI Bank completed an initial public offering of ADSs in March 2000, representing approximately a 16.2% equity interest. ICICI Bank's ADSs are listed on the New York Stock Exchange under the symbol IBN. Additional information about ICICI Bank is available in its filings with the Securities and Exchange Commission.

              Fiscal 2001 compared to Fiscal 2000

     Net income was Rs. 1.3 billion (US$ 28 million) in fiscal 2001 representing a 6.7% decrease from Rs. 1.4 billion (US$ 30 million) in fiscal 2000 primarily due to a significant increase in non-interest expense, and an increase in provision for loan losses offset, in part, by an increase in net interest revenue.

     Net interest revenue, including dividends, increased 124.9% to Rs. 4.0 billion (US$ 85 million) in fiscal 2001 from Rs. 1.8 billion (US$ 38 million) in fiscal 2000, reflecting an increase in the average volume of interest-earning assets, principally loans, and an increase in net interest margins. The loan growth was due to an increase in the working capital loans primarily to highly-rated large corporate clients acquired through the joint marketing efforts of our commercial banking segment with ICICI. Net interest margins increased primarily due to decline in the cost of interest-bearing liabilities, partially offset by a decline in yield on interest-earning assets on account of a shift towards loans to highly rated clients, which earn lower yields due to the lower credit risk associated with these borrowers.

     Provision for loan losses increased 153.4% to Rs. 1.1 billion (US$ 23 million) in fiscal 2001 from Rs. 427 million (US$ 9 million) in fiscal 2000 due to an increase in impaired assets primarily due to the acquisition of impaired loans of Bank of Madura.

     Non-interest revenue declined marginally by 0.3% to Rs. 1.7 billion (US$ 37 million) in fiscal 2001 compared to fiscal 2000. The increase in fees and commissions and income from foreign exchange transactions was offset by a decline in trading account revenue and losses on securities transactions. The increase in fee income was principally on account of additional corporate clients acquired by ICICI Bank during fiscal 2001. The income from foreign exchange transactions increased primarily due to the gain on remittance of ADS proceeds to India. Trading account revenue decreased in fiscal 2001 primarily due to the mark to market impact on trading account assets. Securities transactions, which primarily reflect capital gain realized on the sale of available for sale securities, showed a loss primarily due to realized loss on mutual fund units portfolio which was caused by the extreme volatility in Indian stock markets in the beginning of fiscal 2001.

     Non-interest expense increased 133.6% to Rs. 3.1 billion (US$ 66 million) in fiscal 2001 from Rs. 1.3 billion (US$ 28 million) in fiscal 2000 primarily due to a significant increase in occupancy expenses, administration and other expenses on account of aggressive retail and technology initiatives undertaken by ICICI Bank during fiscal 2001. These initiatives included rapid expansion of their ATM network, setting up of call centers, expansion of their credit card business and consolidation of technology infrastructure including data centers.

     Total assets increased 68.7% to Rs. 220.0 billion (US$ 4.7 billion) at year-end fiscal 2001 from Rs. 131.4 billion (US$ 2.8 billion) at year-end fiscal 2000 primarily due to the acquisition of Bank of Madura effective March 10, 2001. Net loans increased 98.0% to Rs. 93.0 billion (US$ 2.0 billion) at year-end fiscal 2001 from Rs. 47.0 billion (US$ 1.0 billion) at year-end fiscal 2000 primarily due to additional loans to highly-rated clients as well as the acquisition of Bank of Madura. Cash and cash equivalent balances, including interest-bearing deposits with banks, increased by 30.8% during fiscal 2001 in line with the increase in balance sheet size and trading assets decreased 33.7% during fiscal 2001 due to the transfer of securities from "trading account assets" to "securities available for sale" and to "securities, held-to-maturity" in fiscal 2001. Total deposits increased by 66.5% to Rs.
164.2 billion (US$ 3.5 billion) in fiscal 2001 from Rs. 98.7 billion (US$ 2.1 billion) in fiscal 2000 primarily due to the acquisition of Bank of Madura and the organic growth in ICICI Bank's retail deposits.

              Fiscal 2000 compared to Fiscal 1999

     Our commercial banking segment contributed 15.0% of total net income in fiscal 2000 compared to 8.0% in fiscal 1999. Net income was Rs. 1.4 billion (US$ 30 million) in fiscal 2000 representing a 131.7% increase from Rs. 0.6 billion (US$ 13 million) in fiscal 1999.

     Net interest revenue, including dividends, increased 46.2% to Rs. 1.8 billion (US$ 38 million) in fiscal 2000 from Rs. 1.2 billion (US$ 26 million) in fiscal 1999, reflecting an increase in the average volume of interest-earning assets, principally loans, offset, in part, by a decline in net interest margin and spreads. The loan growth was largely due to an increase in the working capital loans primarily to more highly-rated corporate clients acquired through the joint marketing efforts of our commercial banking segment with ICICI, the parent company, through the Major Clients Group. Spreads decreased primarily due to this shift towards loans to highly-rated clients, which earn lower yields.

     Provision for loan losses decreased 8.2% to Rs. 427 million (US$ 9 million) in fiscal 2000 from Rs. 465 million (US$ 10 million) in fiscal 1999 primarily due to a reduction in impaired assets.

     Non-interest revenue increased 105.7% to Rs. 1.7 billion (US$ 37 million) in fiscal 2000 from Rs. 0.8 billion (US$ 18 million) in fiscal 1999, primarily due to an increase in trading account revenue due to the significantly higher level of trading opportunities in fiscal 2000, and an increase in fees and commissions.

     Non-interest expense increased 66.1% to Rs. 1.3 billion (US$ 28 million) in fiscal 2000 from Rs. 0.8 billion (US$ 17 million) in fiscal 1999 primarily due to a significant increase in administrative and other expenses principally due to a one-time expense from the issuance of ATM cards to all existing customers, which enabled the customers to access their accounts online through any of the ATMs in India, and an increase in employee expenses as a result of an increase in the number of employees.

     Total assets increased 75.3% to Rs. 131.4 billion (US$ 2.8 billion) at year-end fiscal 2000 from Rs. 74.9 billion (US$ 1.6 billion) at year-end fiscal 1999. Net loans increased 88.0% to Rs. 47.0 billion (US$ 1.0 billion) at year-end fiscal 2000 from Rs. 25.0 billion (US$ 534 million) at year-end fiscal 1999 primarily due to an increase in corporate lending driven by cross-selling opportunities from ICICI. Cash and cash equivalent balances increased by 89.0% during fiscal 2000 and trading assets increased 77.6% during fiscal 2000. Total deposits increased by 62.5% to Rs. 98.7 billion (US$ 2.1 billion) in fiscal 2000 from Rs. 60.7 billion (US$ 1.3 billion) in fiscal 1999.

         Investment Banking Segment

     Our investment banking segment engages in corporate advisory, fixed income and equities trading and represents the activities of ICICI Securities, our 99.9% owned investment banking subsidiary.

              Fiscal 2001 compared to Fiscal 2000

     Our investment banking segment contributed 6.4% of the total net income, including ICICI Bank, in fiscal 2001 compared to 8.3% in fiscal 2000. Net income was Rs. 506 million (US$ 11 million) in fiscal 2001 compared to Rs. 770 million (US$ 16 million) in fiscal 2000 primarily due to limited market opportunities in the debt and equity markets.

     Net interest revenue, including dividends, was Rs. 397 million (US$ 8 million) in fiscal 2001 compared to Rs. 890 million (US$ 19 million) in fiscal 2000 primarily due to a decrease in interest revenue and dividends on trading assets. Provision for loan losses decreased 82.3% to Rs. 13 million (US$ 277,481) in fiscal 2001 from Rs. 76 million (US$ 2 million) in fiscal 2000 primarily due to a reduction in impaired assets. Non-interest revenue increased 25.9% to Rs. 954 million (US$ 20 million) in fiscal 2001 from Rs. 758 million (US$ 16 million) in fiscal 2000 primarily due to an increase in trading account revenue. Non-interest expenses increased 15.2% to Rs. 462 million (US$ 10 million) in fiscal 2001 from Rs. 401 million (US$ 9 million) in fiscal 2000 primarily due to an increase in premises and equipment expense and employee expense offset, in part, by a decrease in other administrative cost.

     Total assets decreased 24.2% to Rs. 17.6 billion (US$ 376 million) at the year-end fiscal 2001 from Rs. 23.3 billion (US$ 496 million) at year-end fiscal 2000. Cash and cash equivalent balances decreased 7.3% and trading assets decreased 27.7% in fiscal 2001 compared to fiscal 2000.

              Fiscal 2000 compared to Fiscal 1999

     Our investment banking segment contributed 8.3% of the total net income in fiscal 2000 compared to 2.6% in fiscal 1999. Net income was Rs. 770 million (US$ 16 million) in fiscal 2000 representing a 288.9% increase from Rs. 198 million (US$ 4 million) in fiscal 1999.

     Net interest revenue, including dividends, increased 120.3% to Rs. 890 million (US$ 19 million) in fiscal 2000 from Rs. 404 million (US$ 9 million) in fiscal 1999 primarily due to an increase in interest revenue and dividends on trading assets. Provision for loan losses decreased 28.3% to Rs. 76 million (US$ 2 million) in fiscal 2000 from Rs. 106 million (US$ 2 million) in fiscal 1999 primarily due to a reduction in impaired assets. Non-interest revenue increased 108.2% to Rs. 758 million (US$ 16 million) in fiscal 2000 from Rs. 364 million (US$ 8 million) in fiscal 1999 primarily due to an increase in fees and commissions and an increase in trading account revenue. Trading account revenue in fiscal 2000 was significantly higher compared to fiscal 1999 primarily due to the increased revenues resulting from short-term market opportunities created by the decrease in interest rates during fiscal 2000. Non-interest expenses increased 9.3% to Rs. 401 million (US$ 9 million) in fiscal 2000 from Rs. 367 million (US$ 8 million) in fiscal 1999 primarily due to an increase in administrative cost offset, in part, by a decrease in premise and equipment expense.

     Total assets increased 53.9% to Rs. 23.3 billion (US$ 496 million) at the year-end fiscal 2000 from Rs. 15.1 billion (US$ 322 million) at year-end fiscal 1999. Cash and cash equivalent balances increased 75.6% during fiscal 2000 and trading assets increased 66.6% during fiscal 2000.

Future Impact of Recently Issued Accounting Standards

     Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", is effective for us from April 1, 2001. Statement 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. A number of derivatives entered into by us will not qualify as hedges under Statement 133 and accordingly will be recorded at fair value with the changes accounted for in earnings. The initial transition adjustments required to adopt Statement 133 will result in no income statement impact but will result in the adjustment in the carrying values of assets and liabilities to the extent of Rs. 706 million (US$ 15 million).

     In September 2000, the Financial Accounting Standards Board issued Statement 140, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities", a replacement of Statement 125. Provisions of Statement 140 primarily relating to transfer of financial assets and securitization that differ from provisions of Statement 125 are effective for transfers taking place after March 31, 2001, Statement 140 also provides revised guidance for an entity to be considered a qualifying special purpose entity. The future impact of Statement 140 on the consolidated financial statements of ICICI is not estimated to be material.

     In July 2001, the Financial Accounting Standards Board issued Statement 141, "Business Combinations", and Statement 142, "Goodwill and Other Intangible Assets". Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of".

     We are required to adopt the provisions of Statement 141 immediately, except with regard to business combinations initiated prior to July 1, 2001. We have opted to adopt the provisions of Statement 142 effective April 1, 2001.

     Statement 141 requires that upon adoption of Statement 142, the company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary re-classifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the company is required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments in the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the company is required to test the intangible asset for impairment in accordance with the provisions of Statement 142 in the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. Upon adoption, we did not have any reclassification adjustment, amortization period adjustment or impairment loss on intangible assets.

     In connection with the transitional goodwill impairment evaluation, Statement 142 requires the company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, we have identified our reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the company must perform the second step of the transitional impairment test. In the second step, the company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the company's statement of income. We are in the process of performing the first step of the transitional impairment test.

     Any unamortized negative goodwill existing at the date Statement 142 is adopted must be written off as a cumulative effect of a change in accounting principle. Upon adoption, we have written off unamortized negative goodwill of Rs. 1.3 billion (US$ 27 million) as a cumulative effect of a change in accounting principle in the first quarter of fiscal 2002.

                                   MANAGEMENT

Directors and Executive Officers

     ICICI's board of directors, which currently consists of 16 members, is responsible for the management of ICICI's business. ICICI's organizational documents provide for at least five and no more than 17 directors, excluding the government director and debenture director (defined below), if any. ICICI may, subject to the provisions of its organizational documents and the Companies Act, change the minimum or maximum number of directors by a resolution, which is passed at a general meeting by a majority of 75.0% of the present and voting shareholders.

     The composition of ICICI's board of directors reflects the principal shareholdings held by the government-controlled institutions, the terms of the Indian government's credit and guarantee facilities and the wide public ownership in India. Under the terms of the loan and guarantee facilities provided to ICICI, the government of India is entitled to appoint and has appointed one representative to ICICI's board, currently Mr. S.K. Purkayastha. In addition to the government-nominated director, ICICI has traditionally invited a representative of the Ministry of Industry to be one of its directors. Following the resignation of Mr. Piyush Mankad in June 2001, there is no representative of the Ministry of Industry on ICICI's board at present. The government-controlled insurance companies that are ICICI's largest shareholders, the General Insurance Corporation of India and its subsidiaries and the Life Insurance Corporation of India, also each have a representative on ICICI's board, currently Mr. D. Sengupta and Mr. G.N. Bajpai, respectively. Of the remaining 13 directors, the Chairman, Mr. N. Vaghul, is the former executive chairman of ICICI, four are executive directors, five independent directors are from a broad range of industrial companies, one is a consultant and two independent directors are professors.

     ICICI's organizational documents also provide that ICICI may execute trust deeds securing its debentures under which the trustee or trustees may appoint a director, known as a debenture director. This director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. There is currently no debenture director.

     ICICI's organizational documents further provide that the board of directors may appoint members of the board as managing and other executive directors for terms not exceeding five years. The board appointed Mr. K.V. Kamath as Managing Director and Chief Executive Officer on May 1, 1996 and re-appointed him on May 1, 2001. The other executive directors are Ms. Lalita
D. Gupte, Joint Managing Director and Chief Operating Officer-International Business, who was appointed by the board on June 24, 1994 and then re-appointed by the board on June 24, 1999, and Ms. Kalpana Morparia and Mr. S. Mukherji, both executive directors, who were appointed by the board on May 1, 2001. The current terms of office of these executive directors will expire as follows:

                                                            Expiration date
                                                          ---------------------
Mr. K.V. Kamath...........................................   April 30, 2006
Ms. Lalita D. Gupte.......................................   June 23, 2004
Ms. Kalpana Morparia and Mr. S. Mukherji..................   April 30, 2006

     At least two-thirds of ICICI's total number of directors, excluding the government director and the debenture director, are subject to retirement by rotation. One-third of these directors must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election. Managing and other executive directors may serve more than one term.

     ICICI's board of directors at August 31, 2001 had the following members:

-------------------------------------- ----- ------------------- ------------------------------------------------------
Name, Designation                            Date of
and Profession                         Age   Appointment         Other Appointments
-------------------------------------- ----- ------------------- ------------------------------------------------------

Mr. Narayanan Vaghul                   64    September 6, 1985   Chairman
Chairman of the                                                    ICICI Knowledge Park
   board of directors                                              Intercommercial Bank, West Indies
                                                                   Mahindra Industrial Park Limited
Chairman: Business Strategy                                        Nandi Infrastructure Corridor Enterprises Limited
           Committee                                             Director
                                                                   Air India Limited
Profession: Development Banker                                     Apollo Hospitals Enterprises Limited
                                                                   Azim Premji Foundation
                                                                   ICICI International Limited, Mauritius
                                                                   ICICI West Bengal Infrastructure Development Corporation Limited
                                                                   Ispat International N.V., Rotterdam, Netherlands
                                                                   Ispat Mexicana, S.A. de C.V., Mexico
                                                                   Mahindra & Mahindra Limited
                                                                   Nicholas Piramal India Limited
                                                                   Samcor Glass Limited
                                                                   Samtel Color Limited
                                                                   TCW/ICICI India Private Equity AMP Fund L.L.C., Mauritius
                                                                   TCW/ICICI India Private Equity Fund L.L.C., Mauritius
                                                                   TCW/ICICI Investment Partners L.L.C., Mauritius
                                                                   Technology Network (India) Private Limited
                                                                   Wipro Limited
                                                                 Chairman of the Board of Governing Council
                                                                   Indian Institute for Production Management, Kansbahal
                                                                 Chairman of the Board of Governors
                                                                   Institute for Financial Management and Research
                                                                 Member of the Governing Body
                                                                   National Institute of Public Finance and Policy
                                                                 Trustee
                                                                   GIVE Foundation
                                                                   LNM Foundation
                                                                   Pratham, Mumbai
                                                                   Pratham, USA

Mr. Basant Kumar Jhawar                65    April 18, 1996      Chairman
                                                                   Jhawar Social Medical Research Institute
Profession: Chairman                                               Usha Beltron Limited
            Usha Beltron Limited                                   Usha Siam Steel Industries Limited
                                                                 Director
                                                                   Orient Paper & Industries Limited
                                                                   Reliance Chemotex Industries Limited
                                                                   Usha Martin Infrastructure Services Limited
                                                                 Committee Member
                                                                   Indian Institute of Production Management
                                                                   Jhawar Institute of Medicine
                                                                   Usha Scientific Research Institute
                                                                 Trustee
                                                                   Hindustan Charity Trust
                                                                   Kamala Devi Charity Trust
                                                                   Krishi Gram Vikas Kendra
                                                                   Krishna Devi Philanthrophical Trust
                                                                   Usha Martin Education Training & Research Foundation




-------------------------------------- ----- ------------------- ------------------------------------------------------
Name, Designation                            Date of
and Profession                         Age   Appointment         Other Appointments
-------------------------------------- ----- ------------------- ------------------------------------------------------

Mr. Ramaswamy Seshasayee               52    May 6, 1997         Managing Director
                                                                   Ashok Leyland Limited
Chairman: Audit Committee                                        Director
                                                                   AL Engines Private Limited
Profession: Managing Director                                      Ashley Holdings Limited
            Ashok Leyland Limited                                  Ashley Investments Limited
                                                                   Ashok Leyland Finance Limited
                                                                   EID Parry (India) Limited
                                                                   Ennore Foundries  Limited
                                                                   Irizar TVS Limited
                                                                   Sundaram Newton Asset Management Company Limited

Dr. Rakesh Khurana                     53    May 6, 1997         Chairman
                                                                   Knowledge Network India Private Limited
Chairman: Share Transfer &                                       Chairman - Academic Advisory Board
          Shareholders'/Investors'                                 Management Education and Research Institute
          Grievance Committee                                    Chairman - Academic Council
                                                                   Guru Gobind Singh Educational and Charitable Trust
Profession: Chairman
            Knowledge Network India                              Chairman - Academic Development Council
                                                                   Academy of Management Studies, Dehradun
                                                                 Director
                                                                   Escort Investment Trust Company Limited
                                                                   Fyne Foods Private Limited
                                                                   ICICI Knowledge Park
                                                                 Member - Advisory Council of the Faculty of Management Studies
                                                                   Indian Institute of Rural Management, Jaipur
                                                                 Member - Board of Governors
                                                                   Bharathi Dasan Institute of Management
                                                                 Member - Finance Committee
                                                                   Guru Jambeshwar University, Hissar
                                                                 Member - Technical Advisory Committee
                                                                   Institute of Applied Manpower Research

Dr. Ashok S. Ganguly                   65    May 6, 1997        Chairman
                                                                   ICI India Limited
Chairman: Credit Committee                                         ICICI West Bengal Infrastructure Development Corporation Limited
Profession: Chairman                                               Technology Network (India) Private Limited
            ICI India Limited                                    Director
                                                                   British Airways Plc.
                                                                   ICICI Knowledge Park
                                                                   Mahindra & Mahindra Limited
                                                                   Reserve Bank of India (Central Board of Directors)
                                                                   Sedgwick Parekh Health Management Private Limited
                                                                   Wipro Limited





-------------------------------------- ----- ------------------- ------------------------------------------------------
Name, Designation                            Date of
and Profession                         Age   Appointment         Other Appointments
-------------------------------------- ----- ------------------- ------------------------------------------------------

Mr. Debadatta Sengupta                 58    August 1, 1998      Chairman
                                                                   General Insurance Corporation of India
Profession : Chairman                                              GIC Housing Finance Limited
             General Insurance                                     GIC AMC Limited
             Corporation of India                                  Loss Prevention Association of India Limited
                                                                   Indian International Insurance Pte. Limited, Singapore
                                                                 Director
                                                                   Export Credit Guarantee Corporation of India Limited
                                                                   Indian Register of Shipping
                                                                   Kenindia Assurance Company Limited, Nairobi
                                                                   Life Insurance Corporation of India
                                                                 President
                                                                   Insurance Institute of India
                                                                 Member of the Governing Body
                                                                   National Insurance Academy
                                                                 Member
                                                                   Asian Reinsurance Corporation, Bangkok, Thailand
                                                                   Tariff Advisory Committee

Mr. N.R. Narayana Murthy               54    August 1, 1998      Chairman and CEO
                                                                   Infosys Technologies Limited
Chairman: Board Governance &                                     Chairman
          Remuneration Committee                                   Bangalore International Airport Limited
                                                                 Director
Profession: Chairman and                                           The India Growth Fund Inc.
            Chief Executive Officer                                Reserve Bank of India (Central Board of Directors)
            Infosys Technologies                                   Videsh Sanchar Nigam Limited
            Limited                                              Member
                                                                   Executive Council of NASSCOM
                                                                   National Council of Confederation of Indian Industry
                                                                   Standing Executive Board of Software Technology Park of India

Prof. Marti Gurunath Subrahmanyam      54    August 1, 1998      Director
                                                                   DebtMark Inc.
Chairman: Investment Committee                                     Deutsche Software (I) Limited
                                                                   Infosys Technologies Limited
Profession: Professor, Stern School of                             Nexgen Financial Holdings Limited
            Business, New York                                     Nexgen Risk Management Limited
                                                                   Nomura Asset Management (U.S.A.) Inc.
                                                                   RMAS Limited
                                                                   Speedmerchant.com Inc.
                                                                   Usha Communications Inc.
                                                                 Board of Advisors
                                                                   SKG Inc.





-------------------------------------- ----- ------------------- ------------------------------------------------------
Name, Designation                            Date of
and Profession                         Age   Appointment         Other Appointments
-------------------------------------- ----- ------------------- ------------------------------------------------------

Mr. Lakshmi Niwas Mittal               50    April 1, 1999       Director
                                                                   Artha Limited
Profession : Chief Executive Officer                               Caribbean Ispat Limited
             Ispat International N.V.                              Consorcio Minero Benito Juarez Pena Colorada S.A. De C.V.
                                                                   Dunmurray Company Unlimited
                                                                   Galmatias Limited
                                                                   Grupo Ispat International S.A. de C.V.
                                                                   Intercommercial Bank Limited
                                                                   Irish Ispat Limited
                                                                   Ispat Canada Inc.
                                                                   Ispat Europe Group S.A.
                                                                   Ispat Germany GmbH
                                                                   Ispat Hamburger Stahlwerke GmbH
                                                                   Ispat Inland Holdings Inc.
                                                                   Ispat Inland Inc.
                                                                   Ispat Inland L.P.
                                                                   Ispat Inland S.A.
                                                                   Ispat International Limited
                                                                   Ispat International N.V.
                                                                   Ispat Karmet Holdings B.V.
                                                                   Ispat Karmet JSC
                                                                   Ispat Mexicana S.A. de C.V.
                                                                   Ispat Shipping Limited
                                                                   Ispat Sidbec Inc.
                                                                   Ispat Stahlwerk Ruhrort GmbH
                                                                   Ispat Unimetal
                                                                   Ispat US Holdings B.V.
                                                                   Ispat (US) Holdings Inc.
                                                                   Ispat US Investments B.V.
                                                                   Kent Wire (Ispat) Limited
                                                                   LNM Capital Limited
                                                                   LNM Holdings N.V.
                                                                   LNM Holdings S.L.
                                                                   LNM International Ventures Limited
                                                                   LNM Internet Ventures Limited
                                                                   Lucre Limited
                                                                   Metique.Inc
                                                                   Metique.com Limited
                                                                   Nestor Limited
                                                                   Nuav Limited
                                                                   Penna Colarada S.A. De C.V.
                                                                   PT Ispat Indo
                                                                   Tecvest Corporation N.V.
                                                                   Tommyfield Limited
                                                                   Trefileurope GmbH
                                                                   Walker Wire (Ispat) Inc.
                                                                   3019693 Nova Scotia ULC
                                                                   9064-4816 Quebec Inc.

Mr. Ghyanendra Nath Bajpai             58    January 25, 2001    Chairman
                                                                   Life Insurance Corporation of India
Profession: Chairman                                               LIC Housing Finance Limited
            Life Insurance Corporation                             LIC (International) E.C., Bahrain
            of India                                               Governing Body of Insurance Council
                                                                   National Stock Exchange of India Limited




-------------------------------------- ----- ------------------- ------------------------------------------------------
Name, Designation                            Date of
and Profession                         Age   Appointment         Other Appointments
-------------------------------------- ----- ------------------- ------------------------------------------------------

Mr. Ghyanendra Nath Bajpai (Continued)                           Director
                                                                   Discount and Finance House of India Limited
                                                                   General Insurance Corporation of India
                                                                   National Housing Bank
                                                                   Kenindia Assurance Company Limited, Nairobi
                                                                   UTI Bank Limited
                                                                 Trustee
                                                                   Unit Trust of India
                                                                 Member
                                                                   National Insurance Academy

Mr. Anupam Pradip Puri                 55    May 3, 2001         Director
                                                                   Mahindra & Mahindra Limited
Profession: Management Consultant                                  Godrej Consumer Products Limited
                                                                   HCL Technologies Limited

Mr. Saibal Kumar Purkayastha           56    August 1, 2001      Director
                                                                   Industrial Development Bank of India
Profession: Government service                                     Infrastructure Development Finance Corporation Limited
            Ministry of Finance                                    Life Insurance Corporation of India
            Government of India                                    National Bank of Agriculture and Rural Development
                                                                   State Bank of India

Mr. Kundapur Vaman Kamath              53    October 12, 1995    Chairman
Managing Director and Chief Executive                              ICICI Infotech Services Limited
Officer                                                            ICICI Lombard General Insurance Company Limited
                                                                   ICICI Personal Financial Services Limited
Chairman: - Management Committee                                   ICICI Prudential Life Insurance Company Limited
          - Resources, Treasury &                                  ICICI Securities and Finance Company Limited
             Asset Liability                                       ICICI Venture Funds Management Company Limited
             Management Committee                                  ICICI Web Trade Limited
                                                                   Prudential ICICI Asset Management Company Limited
Profession: ICICI Executive                                      Vice-Chairman
                                                                   Indian School of Business
                                                                 Director
                                                                   Bangalore International Airport Limited
                                                                   ICICI Bank Limited
                                                                   Indian Institute of Management, Ahmedabad
                                                                   National Development Bank, Sri Lanka
                                                                   Visa International Asia-Pacific Regional Board, Singapore
                                                                 Director - Board of Governance
                                                                   Indian Institute of Information Technology, Bangalore
                                                                 Member
                                                                   Confederation of Indian Industry
                                                                 Member - Advisory Board
                                                                   NCR Financial Solutions Group Limited, London
                                                                 Member - Board of Governors
                                                                   Karnataka Regional Engineering College, Mangalore
                                                                 Member - Board of Management
                                                                   Manipal Academy of Higher Education
                                                                 Member - Court of Governors
                                                                   Administrative Staff College of India
                                                                 Member - Governing Board
                                                                   Enterpreneurship Development Institute of India
                                                                   National Institute of Bank Management





-------------------------------------- ----- ------------------- ------------------------------------------------------
Name, Designation                            Date of
and Profession                         Age   Appointment         Other Appointments
-------------------------------------- ----- ------------------- ------------------------------------------------------

Ms. Lalita Dileep Gupte                52    June 24, 1994       Chairperson
Joint Managing Director and                                        ICICI Capital Services Limited
  Chief Operating Officer - International                          ICICI Home Finance Company Limited
  Business                                                       Director
                                                                   ICICI Bank Limited
Profession : ICICI Executive                                       ICICI Infotech Inc., U.S.A.
                                                                   ICICI Infotech Services Limited
                                                                   ICICI Lombard General Insurance Company Limited
                                                                   ICICI Personal Financial Services Limited
                                                                   ICICI Prudential Life Insurance Company Limited
                                                                   ICICI Securities and Finance Company Limited
                                                                   ICICI Venture Funds Management Company Limited
                                                                   ICICI Web Trade Limited
                                                                   National Stock Exchange of India Limited
                                                                   Prudential ICICI Asset Management Company Limited
                                                                 Member - Board of Governors
                                                                   Indian Council for Research on International Economic Relations

Ms. Kalpana Morparia                   52    May 1, 2001         Chairperson
Executive Director                                                 ICICI Investment Management Company Limited
                                                                 Director
Profession: ICICI Executive                                        ICICI Capital Services Limited
                                                                   ICICI Home Finance Company Limited
                                                                   ICICI Infotech Services Limited
                                                                   ICICI Personal Financial Services Limited
                                                                   ICICI Securities and Finance Company Limited
                                                                   ICICI Web Trade Limited

Mr. Subrata Mukherji                   48    May 1, 2001         Chairman
Executive Director                                                 ICICI Eco-Net Limited
                                                                 Director
Profession: ICICI Executive                                        ICICI Capital Services Limited
                                                                   ICICI Home Finance Company Limited
                                                                   ICICI Personal Financial Services Limited
                                                                   ICICI Securities and Finance Company Limited
                                                                   ICICI Venture Funds Management Company Limited
                                                                   ICICI Web Trade Limited

     The executive officers of ICICI at August 31, 2001 were as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                               Years of           Total
                                                                 work          Remuneration                            Stock
Name                           Age          Position          experience     in fiscal 2001(1)     Shareholding(2)    options(3)
----------------------------------------------------------------------------------------------------------------------------------
Mr. Kundapur Vaman Kamath.......53   Managing Director and        30           Rs. 8,251,224           35,000          360,000
                                        Chief Executive Officer
Ms. Lalita Dileep Gupte.........52   Joint Managing               30               6,722,495           10,085          330,000
                                        Director and Chief
                                        Operating Officer -
                                        International Business
Ms. Kalpana Morparia............52   Executive Director           25               5,398,583           30,383          180,000
Mr. Subrata Mukherji............48   Executive Director           23               5,410,915            3,009          180,000
Mr. Sanjiv Kerkar...............50   Senior General Manager       25               4,558,005            6,182          180,000
Mr. P.H. Ravikumar .............50   Senior General Manager       28                   --(4)              140           12,000
Ms. Ramni Nirula ...............49   Senior General Manager       25               4,025,207            4,133          120,000
Mr. Devdatt Shah................46   Senior General Manager       22               4,738,989               --          120,000
Ms. Shikha Sarma................42   Senior General Manager       21               5,445,718            1,833          180,000
Mr. Balaji Swaminathan..........36   Senior General Manager       13                   --(4)               --           60,000
                                        and Chief Financial
                                        Officer

--------
(1)  Including bonuses and benefits in kind as described under--"Compensation and Benefits to Directors and
     Officers-- Bonus".
(2)  Executive officers as a group held less than 0.1% of the equity shares as of this date.
(3)  See-- "Compensation and Benefits to Directors and Officers-Employee Stock Option Scheme" for a
     description of the terms of these stock options.
(4)  Joined ICICI in fiscal 2002.

     Mr. K.V. Kamath is a mechanical engineer and a post-graduate in business management from the Indian Institute of Management, Ahmedabad. He joined ICICI in 1971 and gained experience in project finance, leasing, resources and corporate planning. In 1988, he left ICICI to join the Asian Development Bank, where he worked for six years. In January 1995, he joined a major private sector group in Indonesia as advisor to the Chairman. Mr. Kamath joined the board of ICICI in October 1995. He was appointed Managing Director and Chief Executive Officer of ICICI in May 1996 and was re-appointed in May 2001.

     Ms. Lalita D. Gupte has a Bachelor of Arts degree and also holds a Master's degree in Management Science from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai. She joined ICICI in 1971 and has been with ICICI since then. She has worked in the areas of project finance, leasing, resources and treasury, and credit operations. She joined the board of directors of ICICI in June 1994 as an executive director and was designated as the Deputy Managing Director in 1996. In April 1999, she was designated as the Joint Managing Director and Chief Operating Officer of ICICI. From July 2001, she has taken over the responsibility for ICICI group's international business as Joint Managing Director and Chief Operating Officer - International Business, in line with our strategy for growth in international business by leveraging on home country relationships and technology competencies in financial services.

     Ms. Kalpana Morparia holds Bachelor's degrees in Science and Law. She worked in the legal department of ICICI from 1975 to 1994. Since 1996, when she was designated as General Manager, she was in charge of the legal, planning, treasury and corporate communications departments. In 1998, she was designated as a Senior General Manager of ICICI. She joined the board of directors of ICICI in May 2001. She is currently in charge of treasury, legal, accounts, taxation, planning and strategic support, secretarial, human resources development and corporate communications department of ICICI.

     Mr. S. Mukherji holds a management degree from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai and a master's degree from the London School of Economics. Mr. Mukherji worked in the projects and operations department of ICICI at Mumbai between 1978 and 1992 and at Kolkata between 1992 and 1997. He was Zonal Manager of ICICI's Kolkata zonal office between 1992 and 1997. During 1997, he headed the western regional office of ICICI. He was designated as Senior General Manager of ICICI in 1998. He joined the board of directors of ICICI in May 2001. He is currently in charge of the client relationship group, the credit operations group, the projects division, the special asset management group, retail assets and administration department.

     Mr. Sanjiv Kerkar is a chemical engineer and holds a management degree from the Jamnalal Bajaj Institute of Management Studies, University of Mumbai. He worked with ICICI from 1979 until 1993, when he joined Asian Finance and Investment Company Limited (AFIC), an affiliate of the Asian Development Bank. Mr. Kerkar worked with AFIC from 1993 to 1996. In 1996, he re-joined ICICI as a General Manager and was in charge of the risk management department in ICICI. In 1998 he was designated as a Senior General Manager of ICICI. Currently, Mr. Kerkar has been deputed to ICICI Lombard General Insurance Company as Managing Director and Chief Executive Officer.

     Mr. P.H. Ravikumar is a graduate from Osmania University. Mr. Ravikumar started his career with Bank of India in 1972. He joined ICICI Bank in 1994. He became Senior Executive Vice-President in 1998 and was in charge of treasury, foreign exchange and credit. Mr. Ravikumar joined ICICI in April 2001 as Senior General Manager. Currently, he is in charge of the western regional office and the southern regional office of ICICI.

     Ms. Ramni Nirula is a post-graduate in management studies from a reputed Indian University. She joined ICICI in 1975 and held various positions in the northern regional office of ICICI. Ms. Nirula became General Manager in 1998 and was the Zonal Manager of the Delhi zonal office for the period 1998 to 2000. She was designated as Senior General Manager of ICICI in fiscal 2000. Currently, she is in charge of the northern regional office, the eastern regional office and the government and institutional group of ICICI.

     Mr. Devdatt Shah is an electrical engineer from the Indian Institute of Technology, Mumbai and holds a Master's degree in Business Administration from the State University of New York. From 1979 to 1981, Mr. Shah was an associate consultant in Policy Planning and Evaluation Inc. Mr. Shah joined J.P. Morgan & Co. in 1981 and worked in various departments including equity research, structured products and financial advisory services. He left J.P. Morgan in 1995 to join India Capital Advisors, Toronto. In 1996, Mr. Shah joined the Canadian Imperial Bank of Commerce as Managing Director (India). Mr. Shah joined ICICI in January 1999 and is currently working as Managing Director and Chief Executive Officer of ICICI Securities.

     Ms. Shikha Sharma is a graduate from the University of Delhi and a post-graduate in management from the Indian Institute of Management, Ahmedabad. Ms. Sharma joined ICICI in 1980 and worked at ICICI until 1995. Thereafter, she worked at ICICI Securities and was deputed to J.P. Morgan & Co. After re-joining ICICI in 1997, she served as General Manager in charge of the strategic planning and development department until 1998 and set up the structured products group. In 1998, she was designated as a Senior General Manager and was in charge of the personal financial services group. Currently, Ms. Sharma has been deputed to ICICI Prudential Life Insurance as Managing Director.

     Mr. Balaji Swaminathan is a graduate in commerce from Calcutta University, a chartered accountant and a cost and works accountant. Mr. Balaji Swaminathan started his career with KPMG International in 1989. He worked in KPMG India as Partner/Director from 1994 to 2001. He joined ICICI in August 2001 as Chief Financial Officer.

Retirements:

     Mr. M.J. Subbaiah, Senior General Manager opted for early retirement from the services of ICICI effective July 10, 2000.

     Mr. S.H. Bhojani, Deputy Managing Director retired from the services of ICICI effective April 23, 2001.

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

     o    reviewing and approving borrowing limits; and

     o    formulating exposure limits.

     To enable the board to discharge these responsibilities effectively, ICICI's executive management gives the board detailed reports on ICICI's performance on a quarterly basis.

     The board functions either as a full board or through committees. The following committees have been formed to focus on specific issues.

         Board Governance & Remuneration Committee

     The Board Governance & Remuneration Committee consists of four directors, all of whom are independent directors and is chaired by an independent director. The current members are Mr. N.R. Narayana Murthy, Dr. Ashok Ganguly, Mr. G.N. Bajpai and Mr. D. Sengupta. The functions of this committee include making recommendations for appointments to the board and appointments to senior management positions and evaluating the performance of the executive directors, the board of directors as a whole and individual directors on pre-determined parameters. It also makes recommendations on the remuneration (including performance bonus and perquisites) of executive directors, determines the total amount payable as performance bonus to employees below the level of executive directors and determines the eligibility of employees and executive directors of ICICI and its subsidiaries for the grant of stock options under ICICI's employee stock option scheme.

         Audit Committee

     The Audit Committee consists entirely of independent directors and is chaired by an independent director. The current members are Mr. R. Seshasayee, Dr. Ashok Ganguly and Mr. B.K. Jhawar. This committee provides direction to the audit and risk management function in ICICI and monitors the quality of internal audit and management audit. The responsibilities of the Audit Committee include overseeing the financial reporting process to ensure proper disclosure of financial statements, recommending the appointment or removal of external auditors and fixing their remuneration, reviewing the annual financial statements before submission to the board, reviewing adequacy of internal control systems and adequacy, structuring and staffing of the internal audit function, reviewing findings of internal investigations, discussing the scope of audit with external auditors and looking into reasons of substantial defaults, if any, of non-payment to stakeholders.

         Credit Committee

     The Credit Committee consists of three independent directors and four executive directors, including the Managing Director and Chief Executive Officer and is chaired by an independent director. The current members are Dr. Ashok Ganguly, Dr. Rakesh Khurana, Mr. D. Sengupta, Mr. K.V. Kamath, Ms. Lalita
D. Gupte, Ms. Kalpana Morparia and Mr. S. Mukherji. The Credit Committee approves and reviews the credit policies and approves the proposals which, based on the parameters laid down by the board, are beyond the powers of the Management Committee. It also lays down an appropriate reporting system to keep itself informed of the major decisions taken by the Management Committee. The committee reviews proposals relating to borrower groups where the exposure of ICICI is significant, proposals of companies where a director is interested, proposals with a low credit rating and proposals of companies which are in substantial default.

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

         Resources, Treasury & Asset Liability Management Committee

     The Resources, Treasury & Asset Liability Management Committee consists of all the executive directors, and reviews the resources and treasury functions, including management of assets and liabilities. For further details on the role of this committee, see "Business--Risk Management--Quantitative and Qualitative Disclosures about Market Risk".

         Share Transfer & Shareholders'/Investors' Grievance Committee

     The Share Transfer & Shareholders'/Investors' Grievance Committee consists of two independent directors and two executive directors and is presided over by an independent director. This committee reviews and approves share transfers and addresses grievances of shareholders and investors.

         Business Strategy Committee

         The Business Strategy Committee was constituted by the board at its meeting held on January 25, 2001. The committee consists of five directors, including three independent directors, and is chaired by the Chairman of the board. The committee has been constituted to review and examine ICICI's business strategy and make recommendations to the board on the same.

Compensation and Benefits to Directors and Officers

     Under ICICI's organizational documents, each director, except a director who is from the government of India and the executive directors, is entitled to remuneration for attending each meeting of the board or of a board committee. The amount of remuneration is set by the board from time to time in accordance with limitations prescribed by the Indian Companies Act or the government of India. The remuneration for both the board meeting and the committee meeting is currently fixed at Rs. 5,000. ICICI reimburses directors for travel and related expenses in connection with board and committee meetings and with related matters. If a director is required to perform services for ICICI beyond attending meetings, ICICI may remunerate the director as determined by the board of directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above.

     At its meeting held on March 23, 2001, the board of directors fixed the salaries to be paid to the executive directors effective May 3, 2001. This was approved at the annual meeting of shareholders on June 26, 2001. The board or any committee of the board may in its exclusive discretion fix within the range stated below the salary payable to the management directors:

Managing Director and
   Chief Executive Officer...............Rs. 200,000 to Rs. 400,000 (US$ 4,269 to US$ 8,538) per month
Joint Managing Director and
   Chief Operating Officer...............Rs. 160,000 to Rs. 320,000 (US$ 3,415 to US$ 6,830) per month
Other executive directors................Rs. 160,000 to Rs. 320,000 (US$ 3,415 to US$ 6,830) per month

     Total compensation paid to ICICI's directors and executive officers was Rs. 67 million (US$ 1 million) in fiscal 2001.

         Bonus

     Each year, ICICI's board of directors awards bonuses to ICICI employees, including the executive directors, on the basis of performance and seniority. The performance of each employee is judged by a management appraisal system. The aggregate amount paid towards bonuses to all eligible ICICI employees was Rs. 154 million (US$ 3 million) in fiscal 2001 and was Rs. 157 million (US$ 3 million) in fiscal 2000.

         Voluntary Retirement Scheme

     During fiscal 2000, ICICI successfully completed a Voluntary Retirement Scheme, which was availed of by 223 staff members. The cost of employee termination under the scheme aggregating Rs. 232 million (US$ 5 million) was expensed as employee costs in the income statement for fiscal 2000. Costs aggregating Rs. 81 million (US$ 2 million) were paid in fiscal 2000. In July 2000, ICICI extinguished the unpaid liability of Rs. 141 million (US$ 3 million) by purchasing an annuity policy from the Life Insurance Corporation of India for a consideration of Rs. 157 million (US$ 3 million). Through the annuity policy, ICICI is legally released from being the primary obligor under the liability.

         Employee Stock Option Scheme

     ICICI has formulated an employee stock option scheme to encourage and retain high performing employees. Up to 5.0% of ICICI's issued equity shares at June 30, 2000 can be allocated towards employee stock options. The stock options will entitle eligible employees of ICICI and its subsidiaries to apply for equity shares. The Board Governance & Remuneration Committee determines the eligibility of each employee based on an evaluation of the employee, including an evaluation of the employee's work performance, technical knowledge and leadership qualities.

         The following table sets forth certain information regarding the stock option grants ICICI has made to date under its employee stock option scheme.

------------------------------------------- ------------------------------- ----------------------------
Date of grant                                  Number of options granted          Exercise price (1)
------------------------------------------- ------------------------------- ----------------------------
August 3, 1999..........................              2,323,750                Rs. 85.55      US$ 1.83
April 28, 2000..........................              2,922,500                   133.40          2.85
November 14, 2000.......................                 20,000                    82.90          1.77
May 3, 2001.............................              3,205,000                    82.00          1.75
August 13, 2001.........................                 60,000                    52.50          1.12

---------
(1) The exercise price is equal to the market price of ICICI's equity shares on the date of grant. However, the share options granted on August 3, 1999 were accounted as a variable plan resulting in a compensation cost of Rs. 97 million (US$ 2 million) which is being amortized over the vesting period.

     These options vest in installments over a period of three years with 20.0%, 30.0% and 50.0% of the grants vesting at the end of each year. The options can be exercised within 10 years from the date of the grant or five years from the date of vesting whichever is later. During fiscal 2001, 32,500 share options were exercised at the exercise price prevailing on the grant date of Rs. 85.55 (US$ 1.83) per equity share and 120,400 share options were forfeited. At year-end fiscal 2001, 462,350 vested share options were exercisable at the exercise price prevailing on the respective grant date. At August 31, 2001, 1,748,175 vested share options were exercisable at the exercise price prevailing on the respective grant dates.

     In April 2000, ICICI Infotech approved an employee stock option plan. Under the plan, ICICI Infotech is authorized to issue up to 12 million equity shares to its employees and employees of ICICI. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest in installments over a period of three years with 20.0%, 30.0% and 50.0% of the options vesting at the end of each year. The options can be exercised within 10 years from the date of the grant. ICICI Infotech granted 2,344,800 stock options to certain employees during fiscal 2001 at the fair value of the underlying shares on the grant date of Rs. 37.50 (US$ 0.80) per equity share. As shares of ICICI Infotech are not quoted on exchanges, the fair value represents management's best estimates considering all available factors. Of the above, 103,400 stock options were forfeited by year-end fiscal 2001. Approximately 670,000 share options of ICICI Infotech were granted to executive officers of ICICI in fiscal 2001.

     In July 2000, ICICI Venture approved an employee stock option plan under which ICICI Venture is authorized to issue up to 125,000 equity shares to its employees and employees of ICICI. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest over a period of three years with 20.0%, 30.0% and 50.0% of the options vesting at the end of each year. The options can be exercised within 10 years from the date of the grant. ICICI Ventures granted 81,400 stock options to certain employees during fiscal 2001 at the fair value of the underlying shares on the grant date of Rs.
835.00 (US$ 17.82) per equity share. As shares of ICICI Venture are not quoted on exchanges, the fair value represents management's best estimates considering all available factors. Of the above, 2,500 stock options were forfeited by year-end fiscal 2001. Approximately 25,100 share options of ICICI Venture were granted to executive officers of ICICI in fiscal 2001.

         Loans

     ICICI has internal rules and regulations to grant loans to employees to acquire certain assets such as property or vehicles. These loans currently carry interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. At March 31, 2001, there were Rs. 628 million (US$ 13 million) loans outstanding to ICICI's employees, including Rs. 31 million (US$ 1 million) to certain ICICI directors and executive officers.

         Gratuity

     Under Indian law, ICICI is required to pay a gratuity to employees who after at least five years of continuous service have resigned or retired. ICICI has set up a gratuity fund. Actuarial valuation of the fund is done by an independent actuary. In accordance with ICICI's gratuity fund rules, gratuity liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff turnover. The total corpus of the fund, as per the latest audited figures, at March 31, 2000 was Rs. 187 million (US$ 4 million).

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

         Provident Fund

     ICICI is statutorily required to maintain a provident fund as a part of its retirement benefits to its employees. Each employee contributes 12.0% of his salary and ICICI contributes an equal amount to the fund. This fund is managed by in-house trustees. The investments of the fund are made according to rules made by the government of India. The accounts of the fund are audited by independent auditors. The corpus of the fund, as per the latest audited figures, at March 31, 2000 was Rs. 393 million (US$ 8 million). ICICI contributed Rs. 28 million (US$ 1 million) to the provident fund plan in fiscal 2001.

                           RELATED PARTY TRANSACTIONS

     We have engaged in transactions with our affiliates, directors and employees. The following represent the significant transactions between the ICICI group and such related parties.

     Banking Services. ICICI Bank provided banking services to us at market rates. Non-interest income earned by ICICI Bank from us in fiscal 2001 amounted to Rs. 72 million (US$ 2 million).

     Derivative Transactions. ICICI Bank entered into interest rate swaps and cross currency swaps with us. At March 31, 2001, contracts aggregating Rs. 2.9 billion (US$ 62 million) were outstanding for interest rate swaps and Rs. 4.4 billion (US$ 93 million) were outstanding for currency swaps. Net interest earned by us in respect of these swaps amounted to Rs. 189 million (US$ 4 million) in fiscal 2001. Similarly, ICICI Bank entered into forward foreign exchange contracts with us. Contracts aggregating Rs. 2.3 billion (US$ 48 million) were outstanding at year-end fiscal 2001.

     Software Development Services. We provided software development services to our affiliates, Tricolor Infotech International Inc. and Prudential ICICI Asset Management Company Limited, and earned fees of Rs. 8 million (US$ 170,750) in fiscal 2001. We developed software and provided software and hardware support services to ICICI Bank, and earned fees of Rs. 73 million (US$ 2 million) in fiscal 2001.

     Back-office Support Services. We set up a common technology infrastructure platform for the group, and ICICI Bank was charged Rs. 94 million (US$ 2 million) in fiscal 2001, for communication expenses, backbone infrastructure expenses and data center costs. We provided telephone banking call-center services and transaction processing services for the credit card operations of ICICI Bank, and earned fees of Rs. 99 million (US$ 2 million) in fiscal 2001.

     Indian Rupee Debt. Certain members of management hold bonds issued by ICICI amounting to Rs. 8 million (US$ 170,750) in fiscal 2001 and Rs. 7 million (US$ 149,410) in fiscal 2000.

     Asset Management Services. We provided asset management services to TCW/ICICI Investment Partners LLC and earned fees of Rs. 31 million (US$ 1 million) in fiscal 2001, Rs. 27 million (US$ 1 million) in fiscal 2000 and Rs. 27 million (US$ 1 million) in fiscal 1999.

     Brokerage Services. We provided brokerage services to ICICI Bank and earned fees of Rs. 1 million (US$ 21,340) in fiscal 2001.

     Deposits and Borrowings. In fiscal 2001, we received interest of Rs. 202 million (US$ 4 million) on deposits with and call borrowings to ICICI Bank.

     Lease of Premises and Facilities. In fiscal 2001, ICICI Bank paid rentals of Rs. 193 million (US$ 4 million) to us for lease of premises, facilities and other equipment.

     Purchase of Assets. In fiscal 2001, ICICI Bank purchased certain assets for Rs. 99 million (US$ 2 million) from us.

     Expenses for Seconded Employees. ICICI Bank paid Rs. 4 million (US$ 85,370) to us in fiscal 2001, for seconded employees. Similarly, ICICI Bank received Rs. 5 million (US$ 106,720) from us in fiscal 2001 for employees seconded to the ICICI group.

     Share Transfer Services. We provided share transfer services to ICICI Bank and earned fees of Rs. 8 million (US$ 170,750) in fiscal 2001.

     Other Transactions. ICICI undertook a corporate brand advertising campaign for the group, out of which an amount of Rs. 15 million (US$ 320,170) has been recovered from ICICI Bank in fiscal 2001. ICICI set-up ATMs for ICICI Bank, and earned fees of Rs. 8 million (US$ 170,750) during fiscal 2001. We marketed retail products for ICICI Bank, and earned fees of Rs. 8 million (US$ 170,750) in fiscal 2001.

     Related Party Balances. The following table sets forth, for the periods indicated, the balances payable to or receivable from related parties.

                                                At March 31,
                                     ----------- ------------ -----------
                                        2000        2001         2001
                                     ----------- ------------ -----------
                                                (in millions)
Cash and cash equivalents........    Rs.   --    Rs.   4,882    US$  104
Loans............................          --            192           4
Other assets.....................          --            147           3
Deposits.........................          14             --          --
Other liabilities................    Rs.   --    Rs.      55    US$    1

     Employee Loans. ICICI has advanced housing, vehicle and general-purpose loans to employees, bearing interest ranging from 2.5% to 3.5%. The tenure of these loans range from five years to 25 years. The loans are generally secured by the assets acquired by the employees. Employee loan balances outstanding at year-end fiscal 2001 was Rs. 628 million (US$ 13 million) and at year-end fiscal 2000 was Rs. 498 million (US$ 11 million).

     Interest of Management in Certain Transactions. Except as otherwise stated in this document, no amount or benefit has been paid or given to any of ICICI's executive directors. During the period from April 1, 2000 to March 31, 2001, ICICI's executive directors and executive officers borrowed an aggregate amount of Rs. 9 million (US$ 192,102) from ICICI. An aggregate amount of Rs. 31 million (US$ 1 million) was outstanding at year-end fiscal 2001. These loans currently carry interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time.

                    OVERVIEW OF THE INDIAN FINANCIAL SECTOR

     The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the government of India and its various ministries and the Reserve Bank of India, and has not been prepared or independently verified by us. This is the latest available information to our knowledge at year-end fiscal 2001.

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

     This discussion presents an overview of the role and activities of the Reserve Bank of India and of each of the major participants in the Indian financial system, with a focus on the commercial banks and the long-term lending institutions. This is followed by a brief summary of the banking reform process along with the recommendations of various committees, which have played a key role in the reform process. We then present a brief discussion on the impact of the liberalization process on long-term lending institutions and commercial banks. Finally, reforms in the non-banking financial sector are briefly reviewed.

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

     The Reserve Bank of India issues guidelines on exposure standards, income recognition, asset classification, provisioning for non-performing assets and capital adequacy standards for commercial banks, long-term lending institutions and non-bank finance companies. The Reserve Bank of India requires these institutions to furnish information relating to their businesses to the Reserve Bank of India on a regular basis. For further discussion regarding Reserve Bank of India's role as the regulatory and supervisory authority of India's financial system and its impact on us, see "Supervision and Regulation".

Commercial Banks

     Commercial banks in India have traditionally focused only on meeting the short-term financial needs of industry, trade and agriculture. At year-end fiscal 2001, there were 296 scheduled commercial banks in the country, with a network of 65,908 branches serving approximately Rs. 9.5 trillion in deposit accounts. Scheduled commercial banks are banks which are listed in the schedule to the Reserve Bank of India Act, 1934, and may further be classified as public sector banks, private sector banks and foreign banks. Commercial banks have a presence throughout India, with nearly 71.4% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

         Public Sector Banks

     Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its associate banks, 19 nationalized banks and 196 regional rural banks. Excluding the regional rural banks, public sector banks have 46,181 branches, and account for 78.3% of aggregate deposits and 76.2% of gross bank credit of the scheduled commercial banks. The public sector banks' large network of branches enables them to fund themselves out of low cost deposits.

     The State Bank of India is the largest public sector bank in India. At year-end fiscal 2001, the State Bank of India and its seven associate banks had 13,494 branches. They accounted for 24.7% of aggregate deposits and 29.4% of gross bank credit of all scheduled commercial banks.

     Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. There were 196 regional rural banks at year-end fiscal 2001 with 14,431 branches, accounting for 4.0% of aggregate deposits and 2.8% of gross bank credit of scheduled commercial banks.

         Private Sector Banks

     After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. The focus on public sector banks was maintained throughout the 1970s and 1980s. Furthermore, existing private sector banks, which showed signs of an eventual default, were merged with state-owned banks. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry by the private sector into the banking system. This resulted in the introduction of nine private sector banks, including ICICI Bank. These banks are collectively known as the "new" private sector banks. With the merger of Times Bank Limited into HDFC Bank Limited in February 2000, there are only eight "new" private sector banks at present. In addition, 23 private sector banks existing prior to July 1993 are currently operating.

     At year-end fiscal 2001, private sector banks accounted for approximately 12.3% of aggregate deposits and 12.8% of gross bank credit of the scheduled commercial banks. Their network of 5,117 branches accounted for 7.8% of the total branch network of scheduled commercial banks in the country.

         Foreign Banks

     At year-end fiscal 2001, there were 42 foreign banks with 179 foreign bank branches operating in India. Foreign banks accounted for 5.3% of aggregate deposits and 8.1% of gross bank credit of scheduled commercial banks at year-end fiscal 2001. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. This has led to increased foreign banking activity. During fiscal 2001, Standard Chartered PLC acquired Grindlays Bank and the associated Grindlays Private Banking business from ANZ Banking Group Limited.

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

         Cooperative Banks

     Cooperative banks cater to the financial needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture. In view of the recent liquidity and insolvency problems in some cooperative banks, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban cooperative banks. In the monetary and credit policy for fiscal 2002, the Reserve Bank of India has proposed to set up a new apex supervisory body, which would take over the entire inspection and supervisory functions in relation to scheduled and non-scheduled urban cooperative banks.

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

     o short-term lending activities including corporate finance and working capital loans.

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

         Housing Finance Companies

     Housing finance companies form a distinct sub-group of the non-bank finance companies. As a result of the various incentives given to investing in the housing sector by the government in recent years, the scope of this business has grown substantially. Housing Development Finance Corporation Limited is a premier institution providing housing finance in India. In addition, institutions like Life Insurance Corporation of India and ICICI and several commercial banks have also established housing finance subsidiaries. The National Housing Bank and the Housing and Urban Development Corporation Limited are the two government-controlled financial institutions created to improve the availability of housing finance in India.

Other Financial Institutions

         Specialized Financial Institutions

     In addition to the long-term lending institutions, there are various specialized financial institutions which cater to the specific needs of different sectors. They include the National Bank for Agricultural and Rural Development, Export Import Bank of India, the Small Industries Development Bank of India, ICICI Venture Funds Management Company Limited, Risk Capital and Technology Finance Corporation Limited, Tourism Finance Corporation of India Limited, Power Finance Corporation Limited and the Infrastructure Development Finance Corporation Limited.

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

Banking Sector Reform

     Most large banks in India were nationalized in 1969 and thereafter were subject to a high degree of control until reform began in 1991. In addition to controlling interest rates and entry into the banking sector, these regulations also channeled lending into priority sectors. Banks were required to fund the public sector through the mandatory acquisition of low interest-bearing government securities or statutory liquidity ratio bonds to fulfill statutory liquidity requirements. As a result, bank profitability was low, impaired loans (non-performing assets) were comparatively high, capital adequacy was diminished, and operational flexibility was severely hindered.

         Committee on the Financial System (Narasimham Committee I)

     The Committee on the Financial System (The Narasimham Committee I) was set up in August 1991 to recommend measures for reforming the financial sector. Many of the recommendations made by the committee, which addressed organizational issues, accounting practices and operating procedures, were implemented by the government of India. The major recommendations that were implemented included the following:

     o with fiscal stabilization and the government increasingly resorting to market borrowing to raise resources, the statutory liquidity ratio or the proportion of the banks' net demand and time liabilities that were required to be invested in government securities was reduced from 38.5% in the pre-reform period to 25.0% in October 1997;

     o similarly, the cash reserve ratio or the proportion of the bank's net demand and time liabilities that were required to be deposited with the Reserve Bank of India was reduced from 15.0% in the pre-reform period to 7.5% currently;

     o    special tribunals were created to resolve bad debt problems;

     o almost all restrictions on interest rates for deposits were removed except savings bank deposits and current account deposits;

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

         Committee on Banking Sector Reform (Narasimham Committee II)

     The second Committee on Banking Sector Reform (Narasimham Committee II) submitted its report in April 1998. The major recommendations of the committee were in respect of capital adequacy requirements, asset classification and provisioning, risk management and merger policies. The Reserve Bank of India accepted and began implementing many of these recommendations in October 1998.

         Working Group on Role of Banks and Financial Institutions

     In December 1997, the Reserve Bank of India created a working group under the chairmanship of Mr. S. H. Khan to harmonize the role and operations of long-term lending institutions and banks. In its report submitted in April 1998, the Khan Working Group recommended that banks and long-term lending institutions progressively move towards universal banking and encouraged the development of a regulatory framework for this purpose.

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

         Guidelines on approach to Universal Banking

     Pursuant to the recommendations of the Narasimham Committee II and the Khan Working Group on banks and financial institutions, the Reserve Bank of India, in the mid-term monetary and credit policy for fiscal 2000, announced that financial institutions have an option to transform into a bank subject to compliance with the prudential norms as applicable to banks. If a financial institution chooses to exercise the option available to it and formally decides to convert itself into a universal bank, it may formulate a plan for the transition path and strategy for smooth conversion into a universal bank over a specified time frame. In this direction, on April 28, 2001, the Reserve Bank of India issued guidelines on several operational and regulatory issues which are required to be addressed in evolving the path for transition of a financial institution to a universal bank. The salient features of the guidelines include the following.

     o Reserve requirements. Following the conversion into a universal bank, a financial institution must comply with the cash reserve ratio and statutory liquidity ratio requirements under the provisions of the Reserve Bank of India Act, and the Banking Regulation Act.

     o Priority sector lending. Following the conversion of a financial institution into a universal bank, the obligation to lend to the priority sector up to a prescribed percentage of net bank credit will apply;

     o Permissible activities. Any activity undertaken by a financial institution but not permissible for a bank under the provisions of the Banking Regulation Act, 1949, may have to be stopped or divested after the conversion of a financial institution into a universal bank;

     o Nature of subsidiaries. If any of the existing subsidiaries of a financial institution is engaged in an activity not permitted under the provisions of the Banking Regulation Act, then following the conversion of the financial institution into a universal bank, such subsidiary or activity must be separated from the operations of the universal bank since the provisions of the Banking Regulation Act permits a bank to have subsidiaries only for specified activities;

     o Restriction on investments. A financial institution with an equity investment in a company in excess of 30.0% of the paid up share capital of that company or 30.0% of its own paid-up share capital and reserves, whichever is less, following its conversion into a universal bank, must divest such excess holdings to comply with the provisions of the Banking Regulation Act.


Recent Structural Reforms

         Legislative Framework for Recovery of Debts due to Banks

     Following the recommendations of the Narasimham Committee, the Recovery of Debts due to Banks and Financial Institutions Act, 1993 was enacted. The purpose of this legislation is to provide for the establishment of a tribunal for speedy resolution of litigation and recovery of debts owed to banks or financial institutions. This act creates tribunals before which the banks or the financial institutions can file a suit for recovery of the amounts due to them. However, if a scheme of reconstruction is pending before the Board for Industrial and Financial Reconstruction, under the Sick Industrial Companies (Special Provision) Act, 1985, no proceeding for recovery can be initiated or continued before the tribunals. The government of India's Ministry of Finance, in India's budget for fiscal 2002, has announced measures for the setting up of more debt recovery tribunals and the eventual repeal of the Sick Industrial Companies (Special Provision) Act, 1985.

     As part of its efforts to continue bank reform, the Reserve Bank of India has continued to announce a series of measures in the monetary and credit policy statements aimed at deregulating and strengthening the financial system.

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

     The mid-term review of monetary and credit policy for fiscal 2001 introduced the following major changes in the banking and financial sector:

     o All India Financial Institutions have been allowed to issue corporate papers with a minimum maturity of 15 days and a maximum maturity of one year;

     o Non-bank institutions would be smoothly phased out of the call/notice money market;

     o General provision on standard assets of banks to be made eligible for inclusion in Tier 2 capital; and

     o The "past-due" concept, that allowed a grace period of 30 days in the norms for income recognition, asset classification and provisioning would be dispensed with effective March 31, 2001.

         Credit Policy for Fiscal 2002

     In the monetary and credit policy for fiscal 2002, the Reserve Bank of India has recommended the following major changes applicable to the banking and financial sector:

     o with effect from March 31, 2004, loans are to be classified as non-performing by banks when interest payment or principal repayment is overdue for 90 days;

     o with effect from March 31, 2002, loans are to be classified as non-performing by financial institutions when interest payment or principal repayment is overdue for 180 days;

     o the interest rate on cash reserve balances maintained with the Reserve Bank of India has been raised to 6.0% from 4.0%;

     o inter-bank term liability of maturity 15 days and above has been freed from the cash reserve requirement;

     o minimum maturity for wholesale term deposits of Rs. 1.5 million and above has been reduced to seven days from 15 days;

     o    lending below the Prime Lending Rate by banks has been allowed;

     o the exposure ceiling will be computed uniformly in relation to total capital as defined under International Capital Adequacy Standards effective March 31, 2002. Total capital will now include both Tier-1 and Tier-2 capital;

     o non-fund-based exposures will be reckoned at 100.0% in computing risk-weighted assets effective April 1, 2003; and

     o the ceiling on exposure for a single borrower will be brought down to 15.0% from 20.0% and the group exposure ceiling will be brought down to 40.0% from 50.0% effective March 31, 2002.

Reforms of the Non-Bank Finance Companies

     The standards relating to income recognition, provisioning and capital adequacy were prescribed for non-bank finance companies in June 1994. The registered non-bank finance companies were required to achieve a minimum capital adequacy of 6.0% by year-end fiscal 1995 and 8.0% by year-end fiscal 1996 and to obtain a minimum credit rating. To encourage the companies complying with the regulatory framework, the Reserve Bank of India announced in July 1996 certain liberalization measures under which the non-bank finance companies registered with it and complying with the prudential norms and credit rating requirements were granted freedom from the ceiling on interest rates on deposits and amount of deposits. A new set of regulatory measures were announced by the Reserve Bank of India in January 1998. Effective April 1, 2001, the Reserve Bank of India has stipulated a cap of 14.0% on interest rates on the deposits raised from the public by the non-bank finance companies.

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

     The focus of supervision has now shifted to non-bank finance companies accepting public deposits. This is because these companies will be subject to deposit regulations and standards. A task force on non-bank finance companies set up by the government of India submitted its report in October 1998, and recommended several steps to rationalize the regulation of non-bank finance companies. Accepting these recommendations, the Reserve Bank of India issued new guidelines for non-bank finance companies, which were as follows:

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

     In the monetary and credit policy for fiscal 2000, the Reserve Bank of India stipulated a minimum capital base of Rs. 20 million for all new non-bank finance companies. In India's budget for fiscal 2002, the procedures for foreign direct investment in non-bank finance companies were substantially liberalized. The list of non-bank finance company activities eligible for foreign equity investment was increased to 18 with the addition of micro-credit and rural credit.

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

     In the monetary and credit policy for fiscal 2001, the Reserve Bank of India issued guidelines governing the entry of banks and financial institutions into the insurance business. The objective of the guidelines is to allow only financially strong banks and financial institutions to enter the insurance business. These guidelines permit banks and financial institutions to enter the business of underwriting insurance through joint ventures if they meet the stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record and level of impaired loans and the performance of their existing subsidiary companies. These guidelines specify the maximum percentage of the paid up capital and of the net worth of the bank or financial institution that can be invested in the joint venture. To keep the risks associated with each of the businesses distinct, the guidelines envisage an "arms length" relationship between the bank or financial institution and the insurance company. Foreign equity participation of up to 26.0% is presently allowed in the insurance sector subject to the issuance of a necessary license by the Insurance Regulatory and Development Authority.

                           SUPERVISION AND REGULATION

Reserve Bank of India Regulations

     ICICI is regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires ICICI to furnish statements, information and certain details relating to its business. It has issued guidelines for financial institutions and commercial banks on income recognition, asset classification, capital adequacy standards and provisioning for non-performing assets (impaired loans). The Reserve Bank of India has also set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. This Board is assisted by the Financial Institutions Division of the Department of Banking Supervision of the Reserve Bank of India which is responsible for supervision of financial institutions. The Financial Institutions Division of the Department of Banking Supervision is authorized to make requests for information from or undertake both on-site inspection and off-site surveillance of financial institutions. ICICI Bank is licensed as a "banking company" and is also regulated and supervised by the Reserve Bank of India.

Loan Loss Provisions and Non-Performing Assets

     In March 1994, the Reserve Bank of India issued formal guidelines on income recognition, asset classification, provisioning standards and valuation of investments applicable to long-term lending institutions, which are revised from time to time. These guidelines are applied for the calculation of non-performing assets (impaired loans) under Indian GAAP. The discussion of asset quality in this annual report is under US GAAP and the US GAAP standards applied are set forth in "Business--Loan Portfolio--Recognition of Impaired Loans."

     The principal features of these Reserve Bank of India guidelines applicable for the financial statements under Indian GAAP, which have been implemented with respect to ICICI's loans, debentures, lease assets, hire purchases and bills are set forth below.

         Non-Performing Assets

     Pursuant to the Reserve Bank of India guidelines for financial institutions, a non-performing asset is an asset in respect of which any amount of interest has remained overdue for more than 180 days or any amount of principal has remained overdue for more than 365 days. In the monetary and credit policy for fiscal 2002, the norms have been revised to 180 days overdue for both interest and principal payments with effect from fiscal 2002. In the case of a banking company, like ICICI Bank, any amount of principal or interest must have remained overdue for more than two quarters (180 days) before being classified as a non-performing asset. With effect from fiscal 2004, banks have to classify an asset as non-performing when principal or interest has remained overdue for more than 90 days. Interest in respect of non-performing assets is not recognized or credited to the income account unless collected.

         Asset Classification

     In line with the Reserve Bank of India circular on restructured/rescheduled assets, issued on March 28, 2001 for financial institutions, and on March 30, 2001 for banks, and the earlier guidelines on asset classification, assets are classified as described below:

     o Standard Assets. Assets that do not have any problems or do not carry more than normal risk attached to the business. In case of standard assets which are restructured or rescheduled, they shall continue to be classified under standard assets for a period of one year.

     o Sub-Standard Assets. Assets that are non-performing assets for a period not exceeding 18 months, or have been renegotiated or rescheduled after the project to which they relate has achieved cash break-even. A sub-standard asset that is restructured or rescheduled shall continue to be placed in the sub-standard asset category for a period of one year.

     o Doubtful Assets. Assets that are non-performing assets for more than 18 months, or carry potential threats to recoveries on account of erosion in the value of security and other factors such as fraud.

     o Loss Assets. Assets on which losses have been identified but the amount has not been written off wholly or partially or assets that are considered uncollectible.

     Renegotiated or rescheduled loans will be eligible to be upgraded only after satisfactory performance during a period of one year from the first due date of interest or principal pursuant to the rescheduled terms.

         Provisioning and Write-Offs

     Provisions are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

     o    Standard Assets. A general provision of 0.25% is required.

     o    Sub-Standard Assets. A provision of 10.0% is required.

     o Doubtful Assets. A 100.0% provision is required to be made against the unsecured portion of the doubtful asset and charged against income. The value assigned to the collateral securing a loan is the amount reflected on the borrower's books or the realizable value determined by third party appraisers. In cases where there is a secured portion of the asset, depending upon the period for which the asset remains doubtful, a 20.0% to 50.0% provision is required to be taken against the secured asset as follows:

          -   Up to one year:   20.0% provision
          -   One to three years:   30.0% provision
          -   More than three years:   50.0% provision

     o Loss Assets. The entire asset is required to be written off or provided for.


     From fiscal 2001, ICICI decided to make accelerated provisions against non-performing loans under Indian GAAP. Pursuant to the revised provisioning policy, ICICI will achieve a 50.0% provision cover against the secured portion of a non-performing asset in an accelerated time frame of three years, as compared to the five-and-a-half-year period prescribed by the Reserve Bank of India.

Classification and Valuation of Investments

     The Reserve Bank of India has issued guidelines for the classification and valuation of investments. These guidelines were revised by the Reserve Bank of India effective March 31, 2001, so as to bring the norms closer to the international best practices. The guidelines, among others, require financial institutions to classify their entire investment portfolio at March 31, 2001 as "held to maturity", "available for sale" and "held for trading". Similar guidelines are also applicable to scheduled commercial banks effective September 30, 2000.

Legal Reserve Requirements

         Cash Reserve Ratio

         A banking company such as ICICI Bank is required to maintain a specified percentage of its demand and time liabilities, excluding inter-bank deposits and certain specified liabilities, by way of a cash reserve with itself and by way of a balance in a current account with the Reserve Bank of India. The cash reserve ratio to be currently maintained by the scheduled commercial banks is 7.5%. The Reserve Bank of India pays no interest on the cash reserves up to 3.0% of the demand and time liabilities and currently pays 6.0% on the balance.

         The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 50% during the first week and not lower than 65% in the following week of the required cash reserve ratio on any particular day except the last business day of the fortnight. On the last business day of the fortnight, no restrictions apply.

     Ever since the Reserve Bank of India introduced the financial sector reforms, the goal has been to reduce the cash reserve ratio. The cash reserve ratio has been reduced from 15.0% in fiscal 1990 to 7.5% currently. It has been indicated by the Reserve Bank of India that the ratio would ultimately be reduced to the statutory minimum of 3.0%.

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

Regulations on Asset Liability Management

         For Banks

     At present, Reserve Bank of India regulations for asset liability management require banks to draw up asset-liability gap statements separately for rupee and for four major foreign currencies. These gap statements are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date, or maturity date. These statements have to be submitted to the Reserve Bank of India on a regular basis. The Reserve Bank of India has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the Reserve Bank of India had asked banks to manage their asset-liability structure such that the liquidity gap, if negative, should not exceed 20.0% of cash outflows in 1-14 and 15-28 days periods. This 20.0% limit on negative gaps has been made mandatory with effect from April 1, 2000.

         For Financial Institutions

     The Reserve Bank of India issued guidelines on asset-liability management for financial institutions for implementation from April 1, 2000. The guidelines introduce a formal framework for the management of liquidity and interest rate risk. A financial institution is required to constitute an Asset Liability Committee headed by the Chief Executive Officer or the Chairman and Managing Director or the Deputy Managing Director or the Executive Director. Senior management from relevant functions should be represented in the Asset Liability Committee. The Management Committee of the Board or any committee specifically constituted for the purpose should oversee the implementation of the asset liability management system. Further, the Reserve Bank of India has stipulated liquidity and interest rate-risk sensitivity gap reports, which have to be prepared currency-wise. The reports have to be prepared by grouping asset and liability cashflows in relevant maturity or re-pricing time periods. The guidelines define the time periods and also state the norms for the classification of assets and liabilities in particular time periods.

     The liquidity report and the interest rate sensitivity report are being prepared on a regular basis. Short-term liquidity gap limits stipulate that the negative gap in the 1-14 day and in the 15-28 day time periods should not exceed 10.0% and 15.0% of the outflows, respectively. A financial institution is advised to monitor its asset-liability positions with respect to these limits and also stipulate other internal liquidity limits that it deems appropriate. For interest rate risk, the Reserve Bank of India has recommended that the board of directors or the Asset Liability Committee of the financial institution should decide the prudential tolerance limits.

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

     Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with developmental banks like National Bank for Agriculture and Rural Development and Small Industries Development Bank of India. These deposits can be for a period of up to five years.

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

     Tier 2 capital consists of undisclosed reserves, revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of weighted risk assets), hybrid debt capital instruments (which combine certain features of both equity and debt securities), subordinated debt with an initial maturity of not less than five years and redeemable cumulative non-convertible preference shares with an initial maturity of not less than five years. Subordinated debt and redeemable cumulative non-convertible preference shares are subject to progressive discounts for inclusion in Tier 2 capital and are limited, in the aggregate, to 50.0% of Tier 1 capital. Tier 2 capital cannot exceed Tier 1 capital.

     Risk adjusted assets are the risk weighted total of specified funded and non-funded items. Degrees of credit risk expressed as percentage weighting have been assigned to balance sheet assets and conversion factors to off-balance sheet items. The value of each asset item is multiplied by the relevant weights to produce risk-adjusted values of assets and off-balance-sheet items. Guarantees are treated similarly to funded exposure and are subject to similar risk weightings. All foreign exchange open position limits of ICICI and ICICI Bank carry a 100.0% risk weight. Starting from March 31, 2000, investments in government and approved securities also carry a risk weight of 2.5% for fluctuation in prices. Effective March 31, 2001, a risk-weight of 2.5% to cover market risk also has to be assigned in respect of non-government or non-approved securities over and above the existing risk weights for credit risk in these securities. Banks and financial institutions are required to assign a 100.0% risk weight for all state-government guaranteed securities issued by defaulting entities. The aggregate risk weighted assets are taken into account for determining the capital adequacy ratio.

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

     The limits set by the Reserve Bank of India are as follows:

     o Effective April 1, 2000, exposure to individual borrowers must not exceed 20.0% of paid-up capital and free reserves (capital funds) of the bank or financial institution. However, at October 31, 1999, if the exposure level of any institution or bank to a single borrower was in excess of 20.0% of the capital funds, it would have a two year period to reduce exposure to 20.0%, i.e., by October 31, 2001.

     o Exposure to sponsor groups must not exceed 50.0% of the capital funds of the bank or financial institution. In the event the additional credit exposure is in respect of infrastructure projects, exposure to group borrowers may be up to 60.0% of the capital funds of the bank or financial institution.

     o In the monetary and credit policy for fiscal 2002, the concept of capital funds has been broadened to represent total capital (Tier 1 and Tier 2). Simultaneously, the exposure ceiling for single borrower has been reduced from 20.0% to 15.0% effective March 31, 2002. Similarly, the group exposure limits will be reduced effective March 31, 2002, to 40.0% of capital funds. In case of financing for infrastructure projects, the limit is extendable by another 10.0%, i.e., up to 50.0%.

     Exposure includes funded and non-funded credit limits, underwriting and other similar commitments. The exposure limit is calculated as the aggregate of actual outstanding and undisbursed or undrawn commitments. In respect of non-funded credit limits, only 50.0% of such outstandings is taken into account for determining exposure limits. However, in line with international best practices, it has been decided that non-fund based exposures should be reckoned at 100.0% in determining individual and group borrower exposure ceiling, effective April 1, 2003.

Capital Market Exposure Limits for Banks

     Pursuant to the Reserve Bank of India guidelines, the exposure of banks to the capital market by way of investments in shares, convertible debentures and units of equity oriented mutual funds, within the overall exposure to sensitive sectors, should not exceed 5.0% of the outstanding domestic credit (excluding inter-bank lending and advances outside India) at March 31 of the previous fiscal year. These guidelines were revised on May 11, 2001 specifying the types of capital market exposure that could be undertaken by banks. Further, the 5.0% ceiling will be computed in relation to the total advances (including commercial paper) at March 31 of the previous fiscal year.

Borrowing Guidelines

     ICICI requires specific approval of the Ministry of Finance and Reserve Bank of India for borrowings in foreign currency. See also "Restriction on Foreign Ownership of Indian Securities". The guidelines on raising of resources by financial institutions were modified on June 21, 2000. Presently, financial institutions are not required to seek the Reserve Bank of India's prior approval or registration for raising of resources by way of issuance of bonds (both public issuances and private placements) subject to the fulfillment of certain conditions relating to the minimum maturity of the bond, call/put options, the yield-to-maturity offered and the `exit' option on the bonds. The outstanding total resources mobilized by an individual financial institution should not exceed 10 times its net owned funds as per the latest audited balance sheet. In respect of floating rate bonds, financial institutions are required to seek prior approval from the Reserve Bank of India with regard to the "reference rate" selected and the methods of floating rate determination. Prudential requirements set by other regulatory authorities such as the Stock Exchange Board of India also apply. The Reserve Bank of India has also stipulated certain restrictions on the mobilization of funds through other specified instruments.

Foreign Currency Dealership

     ICICI, as a restricted authorized dealer, has been granted permission to engage in foreign exchange transactions in all foreign currencies in respect of raising foreign currency resources, granting foreign currency sub-loans, servicing foreign currency debt repayment obligations, opening letters of credit, opening accounts with banks abroad, issuing guarantees, entering derivative transactions, carrying out risk management activities and other activities that are incidental to ICICI's normal functions authorized under its organizational documents.

     Authorized dealers such as ICICI are required to determine their own open positions in accordance with certain guidelines and these limits are approved by the Reserve Bank of India. ICICI Bank is authorized to conduct all foreign currency transactions under current Indian regulations.

Regulations and Guidelines of the Securities and Exchange Board of India

     The Securities and Exchange Board of India was established to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market. We are subject to the Securities and Exchange Board of India regulations for our capital issuances, as well as our underwriting, custodial, depositary participant and debenture trusteeship activities directly, and for investment banking, registrar and transfer agents and broking in respect of business carried on by our subsidiaries. These regulations provide for our registration with the Securities and Exchange Board of India for each of these activities, functions and responsibilities. We are required to adhere to a code of conduct applicable for these activities.

     Under the regulations governing capital issuances of securities, ICICI is designated as a "designated financial institution" by the Securities and Exchange Board of India. The regulations governing designated financial institutions differ from those governing capital issuances by other financial and industrial companies. Benefits available to ICICI as a designated financial institution include exercise of green-shoe option of up to 100.0% of the issue size, while this benefit is not available to non-designated financial institutions. The Securities and Exchange Board of India also permits filing of an umbrella prospectus by designated financial institutions for debt issuances during a fiscal year. The Securities and Exchange Board of India has provided for a minimum subscription clause, wherein an issuer shall refund the amounts raised during a public issue if the minimum subscription of 90.0% is not received. However, designated financial institutions, in their issuances, do not have to comply with the minimum subscription clause. These regulations also require designated financial institutions to maintain a debt to equity ratio not exceeding 12:1 and a minimum notional debt service coverage ratio of 1.2.

     The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 exempts ICICI, on account of it being a public financial institution under the Companies Act, 1956, from public offer requirements, when it acquires shares in the ordinary course of business on its own account or as a pledgee.

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

     The taxable income of ICICI does not include dividends, interest (including any fee or commission for giving any guarantee to or enhancing credit) or long-term capital gains from investments made by way of shares or long-term finance in any enterprise or undertaking wholly engaged in the business of (i) developing, (ii) maintaining and operating or (iii) developing, maintaining and operating any infrastructure in accordance with and subject to the provisions of the Income Tax Act. The taxable income of ICICI also excludes dividend income, which is declared, distributed or paid in accordance with and subject to the provisions of the Income-tax Act.

     Under the Income Tax Act, any bad debts or part thereof written off as irrecoverable, are allowable as a deduction from the total income of ICICI in accordance with and subject to the provisions contained therein. Interest on certain categories of bad and doubtful debts are chargeable to tax only in the year of receipt or credit to ICICI's income statement whichever is earlier.

     Under the Income Tax Act, the long-term capital gains arising out of the sale of capital assets excluding bonds and debentures (except capital indexed bonds issued by the government) are computed after indexing the cost of the acquisition or improvement. Taxable long-term capital gains, if any, on the sale of listed securities are charged to tax at a concessional rate.

Deposit Insurance

     ICICI Bank takes both demand and time deposits. In India, the Deposit Insurance and Credit Guarantee Corporation, a 100.0% subsidiary of the Reserve Bank of India, insures bank deposits of Rs. 100,000 (US$ 2,134) or less.

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

     The Reserve Bank of India has recently issued certain notifications after the announcement of India's budget for fiscal 2002 for the liberalization of the capital account. On specific guidelines to be issued by the regulatory authorities, in contrast to prior regulations, an ADS holder who surrenders an ADS and receives shares may be able to redeposit those shares in the depositary facility in exchange for ADSs. Also, an investor who has purchased shares in the Indian market may deposit them in the ADS program and receive ADSs from the overseas depositary. However, in either case, the deposit or redeposit of equity shares may be limited by securities law restrictions and will be restricted so that the cumulative aggregate number of shares that can be deposited or redeposited as of any time cannot exceed the cumulative aggregate number of equity shares withdrawn from the depositary facility as of such time. Indian companies have been permitted to sponsor ADS/GDR issues with an overseas depositary against shares held by a shareholder, who wish to use this option subject to compliance with Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993 and guidelines issued by the government.

                            MARKET PRICE INFORMATION

Equity Shares

     ICICI's outstanding equity shares are listed and traded on the Bangalore, Calcutta, Delhi, Madras, Mangalore and Vadodara Stock Exchanges, the Bombay Stock Exchange or the BSE and on the National Stock Exchange of India Limited or the NSE. The equity shares were first listed on the BSE in 1955. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees. The following table shows:

     o the reported high and low closing prices quoted in rupees for the equity shares on the BSE; and

     o the reported high and low closing prices for the equity shares, translated into U.S. dollars, based on the noon buying rate on the last business day of each period presented.

                                                                    Price per equity share(1)
                                                       ----------------------------------------------------
                                                            High          Low         High        Low
                                                       ----------------------------------------------------
Annual prices:
Fiscal 1997...........................................    Rs.   113.00  Rs.  50.25  US$   3.15  US$   1.40
Fiscal 1998...........................................          106.75       57.75        2.70        1.46
Fiscal 1999...........................................          122.60       39.30        2.88        0.92
Fiscal 2000...........................................          190.05       41.40        4.35        0.95
Fiscal 2001...........................................          154.00       69.00        3.30        1.48
Quarterly prices:
Fiscal 2000:
First Quarter.........................................           78.00       41.40        1.80        0.95
Second Quarter........................................           95.00       72.00        2.17        1.65
Third Quarter.........................................          113.45       75.95        2.61        1.75
Fourth Quarter........................................          190.05       96.50        4.35        2.21
Fiscal 2001:
First Quarter.........................................          154.00      101.95        3.45        2.28
Second Quarter........................................          151.80       97.85        3.30        2.12
Third Quarter.........................................          102.85       69.00        2.20        1.48
Fourth Quarter........................................          112.00       84.90        2.39        1.81
Fiscal 2002:
First Quarter.........................................           89.50       69.45        1.90        1.47
Second Quarter (through August 31)....................           71.65       51.40        1.52        1.09
Monthly prices:
March 2001............................................          104.00       84.90        2.22        1.81
April 2001............................................           87.75       77.00        1.87        1.64
May 2001..............................................           89.50       81.55        1.90        1.74
June 2001.............................................           80.05       69.45        1.70        1.47
July 2001.............................................           71.65       58.35        1.52        1.24
August 2001...........................................           59.30       51.40        1.26        1.09

---------------
(1)  Data from the BSE. The prices quoted on the NSE and other stock exchanges may be different.

     On August 31, 2001, the closing price of equity shares on the BSE was Rs.
52.90 equivalent to US$ 1.12 per equity share (US$ 5.60 per ADS on an imputed basis) translated at the noon buying rate of Rs. 47.17 per US$ 1.00 on August 31, 2001.

     At August 23, 2001, there were approximately 551,180 holders of record of our equity shares, of which 95 had registered addresses in the United States and held an aggregate of approximately 203,969 equity shares.

ADSs

     ICICI's ADSs, each representing five equity shares, were originally issued in September 1999 in a public offering and were listed and traded on the New York Stock Exchange under the symbol IC.d. The equity shares underlying the ADSs have been listed on the Bangalore, Calcutta, Delhi, Madras, Mangalore and Vadodara Stock Exchanges, the BSE and the NSE.

     Subsequent to ICICI's ADS offering in September 1999, ICICI completed an exchange offer of its GDRs for its SEC-registered ADSs on a one-for-one basis. ICICI's GDRs, each representing five equity shares, were originally issued in August 1996 and listed on the London Stock Exchange. Subsequent to this exchange offer in November 1999, ICICI's GDRs were delisted from the London Stock Exchange. These ADSs were listed and traded on the New York Stock Exchange under the symbol IC. The trading symbol of the ADSs sold in the public offering in September 1999, IC.d, was different from the trading symbol of the ADSs issued in the exchange offer, IC. The equity shares underlying the ADSs sold in the public offering were issued in the middle of fiscal 2000 and were subject to a pro rata dividend for fiscal 2000 whereas the equity shares underlying the ADSs issued in the exchange offer were issued in August 1996 and were subject to a full dividend for fiscal 2000. Subsequent to June 19, 2000, the record date for the final dividend for fiscal 2000, all of ICICI's outstanding ADSs ranked pari passu and since then have traded under the symbol IC on the New York Stock Exchange. At August 23, 2001, we had approximately
51.28 million ADSs, equivalent to 256.41 million equity shares, outstanding.

     The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for the outstanding ADSs traded under the symbol IC.

                                                        Price per ADS
                                                  --------------------------
                                                      High         Low
                                                  --------------------------
Annual prices:
Fiscal 2000....................................       US$ 40.50   US$ 10.63
Fiscal 2001....................................           26.75        7.25
Quarterly prices:
Fiscal 2000:
Third Quarter
(from November 1, 1999)........................           17.50       10.63
Fourth Quarter ................................           40.50       15.25
Fiscal 2001:
First Quarter..................................           26.75       14.56
Second Quarter.................................           18.94       11.00
Third Quarter..................................           12.25        7.25
Fourth Quarter.................................           13.19       10.63
Fiscal 2002:
First Quarter..................................           12.20        9.15
Second Quarter (through August 31).............            9.95        6.69
Monthly prices:
March 2001.....................................           13.10       11.10
April 2001.....................................           12.17       10.40
May 2001.......................................           12.20       10.58
June 2001......................................           11.76        9.15
July 2001......................................            9.95        7.96
August 2001....................................            8.05        6.69

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

     The Reserve Bank of India has issued a notification under the provisions of the Foreign Exchange Management Act relaxing the requirement of prior approval for an Indian company making an ADS issue provided that the issuer is eligible to issue ADSs pursuant to guidelines issued by the Ministry of Finance and has the necessary approval from the Foreign Investment Promotion Board.

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

     o Under the portfolio investment route, foreign institutional investors, subject to registration with the Securities and Exchange Board of India and the Reserve Bank of India, may be permitted to own in the aggregate up to an additional 24.0% of ICICI's equity shares that are not represented by ADSs or GDRs; no single foreign institutional investor may own more than 10.0% of ICICI's equity shares; and

     o Non-resident Indians and corporate bodies predominantly owned by non-resident Indians may own up to 10.0% of ICICI's equity shares; no single non-resident Indian or corporate body predominantly owned by non-resident Indians may own more than 5.0% of ICICI's total equity shares.

     At March 31, 2001, foreign investors owned 47.8% of ICICI's equity shares in total and 32.7% through the ADS program.

     ICICI, like all Indian companies, was required to obtain the approval of the Ministry of Finance to raise equity in the international markets. One of the conditions set by the Ministry of Finance in its approval to ICICI's ADS offering in September 1999 was that the total foreign equity shareholding in ICICI, by all possible routes, should not exceed 49.0% including existing foreign direct investors, non-resident Indian and overseas corporate body investors, the existing GDR investors, the existing investors in the foreign currency corporate borrowings of ICICI, foreign institutional investors and the holders of the ADSs issued in the offering. The other conditions of the Ministry of Finance's approval for the offering were that control must rest with Indian shareholders, that investors in the ADSs may not be granted voting rights and that the ADSs will be voted by the depositary in accordance with the direction of the board of directors. In accordance with the conditions stipulated by the Ministry of Finance, the depositary has the right to vote on the equity shares represented by the ADSs as directed by ICICI's board of directors so as to keep management control of ICICI in the hands of Indian shareholders.

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

     As an investor in ADSs, you do not need to seek the specific approval from the government of India to purchase, hold or dispose of your ADSs. In the offering, ICICI was required to obtain the approval of the government of India's Ministry of Finance, the Foreign Investment Promotion Board, the Reserve Bank of India, the Department of Company Affairs and the relevant stock exchanges, all of which were duly obtained by ICICI.

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

     You will be required to make a public offer to the remaining shareholders if you withdraw your equity shares from the ADS program and your direct or indirect holding in ICICI exceeds 15.0% of ICICI's total equity (under the Takeover Code).

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

-------------------------------------------------------------------------------
                                     Dividend per         Total amount of
Fiscal year                          equity share        dividends payable
-------------------------------------------------------------------------------
                                                           (in millions)

1999..........................         Rs.  5.5               Rs. 2,641
2000..........................              5.5                   3,504
2001..........................              5.5                   4,319

     Until fiscal 1997, investors were required to pay tax on dividend income. From fiscal 1998, dividend income was made tax-exempt. However, ICICI was required to pay a 10.0% tax on distributable profits. From fiscal 1999, this tax rate rose to 11.0% because of a 10.0% surcharge imposed on all taxes by the government. For all distributions subsequent to May 2000, ICICI was required to pay a 22.0% tax on distributable profits which included a 20.0% tax and a 10.0% surcharge on such tax. The tax rate has since been reduced and ICICI is required to pay a 10.2% tax on distributable profits for all distributions subsequent to May 2001 which includes a 10.0% tax and a 2.0% surcharge on such tax.

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

     As per the present guidelines in India, with respect to equity shares issued by the company during a particular fiscal year, dividends declared and paid for such fiscal year are paid in full and are no longer pro-rated from the date of issuance to the end of such fiscal year. For a description of the tax consequences of dividends paid to our shareholders, see "Taxation--Indian Tax--Taxation of Distributions".

                                    TAXATION


Indian Tax

     The following discussion of Indian tax consequences for investors in ADSs, and equity shares received upon redemption of ADSs, who are not resident in India whether of Indian origin or not is based on the provisions of the Indian Income Tax Act, 1961, including the special tax regime for ADSs contained in
Section 115AC, which has been extended to cover additional ADSs that an investor may acquire in an amalgamation or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of that year. Some or all of the tax consequences of the Section 115AC regime may be amended or modified by future amendments to the Indian Income Tax Act.

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

         Recent Amendments to the Section 115 AC regime

     The Finance Act for the year 2001-2002 effected certain amendments to the Indian Income Tax Act and specifically Section 115 AC. Section 115 AC was entirely replaced by a new section. Under the new section, the term 'Global Depository Receipts' is used in place of the word 'share' as under the previous Section. The term GDR includes ADRs. The amendments extend the concessional tax rate to GDRs issued against the following:

     o    a fresh issue of underlying shares;

     o    a disinvestment by the government;

     o    the reconversion of shares into ADRs/GDRs; and

     o the shares of a listed Indian company on disinvestment of the shares held by the listed holding company.

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

         Taxation of Distributions

     Dividends distributed will not be subject to tax in the hands of the shareholders. Consequently, withholding tax on dividends paid to shareholders does not apply. However, if dividends are declared, the company is required to pay a 10.2% tax (inclusive of the applicable surcharge) on distributable profits.

         Taxation on Redemption of ADSs

     The acquisition of equity shares upon a redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

         Taxation on Sale of Equity Shares or ADSs

     Any transfer of ADSs or equity shares outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax. Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share to a resident of India or where the sale is made inside India will generally give rise to a liability for Indian capital gains tax. Such tax is required to be withheld at source. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADSs by the depositary), the rate of tax is 10.2%. Where the equity share has been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income tax applicable to non-residents under the provisions of the Indian Income Tax Act, subject to a maximum of 48.0%. The actual rate depends on a number of factors, including, but not limited to, the nature of the non-resident investor and the nature of such investor's income chargeable in India. During the period the underlying equity shares are held by non-resident investors on a transfer from the depositary upon redemption of ADRs, the provisions of the Avoidance of Double Taxation Agreement entered into by the government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the equity shares. The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains.

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

         Buyback of Securities

     Indian companies are not subject to any tax on the buyback of their shares. However, the shareholders will be taxed on any resulting gains. ICICI would be required to deduct tax at source.

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

         Service Tax

     Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 5.0%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

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

     Please note that this discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address investors subject to special rules, including:

     o    insurance companies;

     o    tax-exempt entities;

     o    dealers in securities;

     o    financial institutions;

     o persons who own the ADSs as part of an integrated investment (including a straddle, hedging or conversion transaction) comprised of the ADSs, and one or more other positions for tax purposes;

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

         Taxation of Dividends

     Subject to the discussion under "Passive Foreign Investment Company Rules" below, dividends you receive on the ADSs, other than certain pro rata distributions of common shares or rights to acquire common shares or ADSs, will generally constitute foreign source dividend income for US federal income tax purposes. The amount of the dividend you will be required to include in income will be equal to the US dollar value of the rupees, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary, regardless of whether the payment is converted into US dollars. If you realize gain or loss on a sale or other disposition of rupees, it will be US source ordinary income or loss. You will not be entitled to claim a dividends-received deduction for dividends paid by ICICI.

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

     If you make the mark-to-market election after the year in which you acquire the ADSs, you will be subject to the rules governing excess distributions and gain described above with respect to:

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

                                USE OF PROCEEDS

     Pursuant to ICICI's Registration Statement on Form F-1 (File No. 333-10792), which was declared effective by the Securities and Exchange Commission on September 21, 1999, ICICI registered US$ 315 million of its equity shares, par value Rs. 10 per share, each represented by 0.2 ADSs, and offered and sold 32,142,857 ADSs, each representing five equity shares, at the public offering price of US$ 9.80 per ADS or aggregating US$ 314,999,999. ICICI received net proceeds of US$ 302,400,000 from the sale of these ADSs, after deducting the underwriting discount and actual offering expenses of US$ 12,599,999. The joint global coordinators of this offering were Merrill Lynch (Singapore) Pte. Limited and Morgan Stanley & Co. International Limited.

     From September 21, 1999 to March 31, 2001, we had used net offering proceeds of US$ 264,390,000 for financing purposes. This use of proceeds was in line with the use of proceeds described in ICICI's Registration Statement.

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

     The financial information in this annual report has been prepared in accordance with US GAAP, unless we have indicated otherwise. Our fiscal year ends on March 31 of each year so all references to a particular fiscal year are to the year ended March 31 of that year. In this annual report, all references to "consolidated financial statements" are to the consolidated financial statements of the ICICI group for fiscal years 1999, 2000 and 2001 and at year-end fiscal 2000 and 2001, including the notes to these financial statements, audited by KPMG, India, independent auditors. The consolidated financial statements, including the notes to these financial statements, are set forth at the end of this annual report.

     As used in this annual report, all references to "minority interest" are primarily to the 39.7% equity interest in ICICI Securities not owned by ICICI in fiscal 1997 and 1998 (substantially all of which was bought back by ICICI in fiscal 1999), the 25.8% equity interest in ICICI Bank sold by ICICI to the public in fiscal 1998, the approximately 8.0% equity interest in ICICI Infotech sold by ICICI to a strategic investor in fiscal 2001 and the 26.0% equity interest in ICICI Prudential Life Insurance held by Prudential plc of the UK in fiscal 2001. Effective March 10, 2001, ICICI Bank acquired Bank of Madura Limited, an old private sector bank, in an all stock merger and as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, ICICI reduced its interest in ICICI Bank to 46.4% through sales of equity shares in the Indian secondary markets to institutional investors. As a result of the foregoing, ICICI Bank ceased to be a subsidiary of ICICI as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which our majority ownership in ICICI Bank was deemed to be temporary.

     Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all. All translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 30, 2001. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 30, 2001 was Rs. 46.85 per US$ 1.00. The exchange rates used for convenience translations differ from the actual rates used in the preparation of our consolidated financial statements.

                             ADDITIONAL INFORMATION

Memorandum and Articles of Association

         Objects and Purposes

     Pursuant to Clause III of ICICI's Memorandum of Association covering the objects of ICICI, the objectives of ICICI in general are to carry on the business of assisting industrial companies within the private sector of industry in India by:

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

     o Article 161 of the Articles of Association provides that the board of directors of the Company shall manage the business of the company and shall have the power to do all acts which the company is by its Memorandum of Association authorized to do and those acts which are by statute required to be approved by the shareholders at the annual general meeting of the company. All the powers of the directors shall be subject to the provisions of the Indian Companies Act, 1956, and no subsequent regulation can invalidate any prior act of the directors which would have been valid, if such regulation had not been made.

     o    Directors have no powers to vote in absence of a quorum.

         Amendment to Rights of Holders of Equity Shares

     Any change to the existing rights of the equity holders can be made only by amending the Articles of Association which would require a special resolution of the shareholders, which must be passed by not less than three times the number of votes cast against the resolution.

         Change in Control Provisions

     Article 49 and Article 52 of the Articles of Association provide that the board of directors may at their discretion decline to register or acknowledge any transfer of shares in respect of shares upon which ICICI has a lien. Moreover, the board of directors may refuse to register the transfer of any shares if the total nominal value of the shares or other securities intended to be transferred by any person would, together with the total nominal value of any shares held in ICICI, exceed 1.0% of the paid up equity share capital of ICICI or if the board of directors is satisfied that as a result of such transfer, it would result in the change in the board of directors or change in the controlling interest of ICICI and that such change would be prejudicial to the interests of ICICI. However, under the Indian Companies Act, the enforceability of such transfer restrictions is unclear.

Incorporation by Reference

     ICICI incorporates by reference the information disclosed under "Description of Equity Shares" in its Registration Statement on Form F-1 (File No. 1-14954).

                     INDEX TO US GAAP FINANCIAL STATEMENTS


                                                                            Page

Independent Auditors' Report................................................ F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Income........................................... F-4
Consolidated Statements of Stockholders' Equity and Other Comprehensive
   Income................................................................... F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to the Consolidated Financial Statements.............................. F-8

                          INDEPENDENT AUDITORS' REPORT



To the board of directors and stockholders of ICICI Limited


         We have audited the accompanying consolidated balance sheets of ICICI Limited and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and other comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICICI Limited and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.

         As discussed in Note 12 to the consolidated financial statements, effective April 1, 1999, the company changed its method of accounting for depreciation of property and equipment.

         The United States dollar amounts are presented in the accompanying consolidated financial statements solely for the convenience of the readers and have been translated to United States dollars on the basis described in Note 1 to the consolidated financial statements.



Mumbai, India                                                               KPMG
May 3, 2001 except for Note 30 which is as of September 17, 2001

                         ICICI LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                         as of March 31, 2000 and 2001

                                                                                    As of March 31,
                                                                     --------------- ------------- -------------
                                                                          2000           2001            2001
                                                                     --------------- ------------- -------------
                                                                            (in millions except share data)
Assets
Cash and cash equivalents.......................................       Rs. 71,131       Rs. 30,987      US$  661
Trading account assets..........................................           57,396           18,878           403
Securities :
- Available for sale (amortized cost Rs. 14,798 million and
  Rs. 13,281 million as of March 31, 2000 and 2001,
    respectively)...............................................           11,148            7,646           163
- Held to maturity (fair value Rs. 699 million and
  Rs. 1,563 million as of March 31, 2000 and 2001,
    respectively)...............................................              645            1,506            32
- Non-readily marketable equity securities.....................             6,542            6,394           137
- Venture capital investments..................................               536            4,569            98
Investments in affiliates.......................................              264            7,899           169
Loans, net of allowance for loan losses, security deposits and
  unearned income...............................................          561,448          602,023        12,850
Customers' liability on acceptances ............................           12,333            2,715            58
Property and equipment, net.....................................           11,775           12,039           257
Assets held for sale............................................               --              841            18
Intangible assets, net..........................................              560            1,827            39
Deferred tax assets.............................................               37            4,587            98
Interest and fees receivable....................................           14,896           13,878           296
Other assets....................................................           25,568           24,656           526
                                                                     ------------ ------   ------- -------------
Total assets....................................................          774,279          740,445        15,805
                                                                     ------------ ------   ------- -------------
Liabilities
Deposits
-  Interest-bearing.............................................           82,827            6,072           130
-  Non-interest-bearing.........................................           13,855               --            --
Trading account liabilities.....................................           19,263           12,483           266
Short-term borrowings...........................................           68,495           87,512         1,868
Bank acceptances outstanding....................................           12,333            2,715            58
Long-term debt..................................................          436,320          505,025        10,780
Other liabilities...............................................           40,985           36,908           788
Deferred credit, net............................................            1,563            1,310            28
Taxes and dividends payable.....................................           12,750           10,498           224
Deferred tax liabilities........................................              475              806            17
Redeemable preferred stock......................................           10,207              698            15
                                                                     ------------    -------------   -----------
Total liabilities...............................................          699,073          664,027        14,173
                                                                     ------------    -------------    ----------
Commitments and contingencies (Note 31)

Minority interest...............................................            4,298              496            11

Stockholders' equity
Common stock at Rs. 10 par value: 1,600,000,000 shares
  authorized as of March 31, 2000 and 2001; Issued and
  outstanding 785,311,548 and 785,344,048 shares as of
  March 31, 2000 and 2001, respectively ........................            7,832            7,848           168
Additional paid-in capital......................................           37,347           38,110           813
Retained earnings...............................................           28,338           34,196           730
Deferred compensation...........................................              (70)             (33)           (1)
Accumulated other comprehensive income..........................           (2,539)          (4,199)          (90)
                                                                     ------------    -------------    ----------

                                                                     ------------    -------------    ----------
Total stockholders' equity......................................           70,908           75,922         1,621
                                                                     ------------    -------------    ----------
Total liabilities and stockholders' equity......................     Rs.  774,279    Rs.   740,445    US$ 15,805
                                                                     =============== =============    ==========

--------------
(1)      Exchange Rate : Rs. 46.85 = US$ 1.00 at March 30, 2001.

See accompanying notes to the consolidated financial statements.

                         ICICI LIMITED AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
               for the years ended March 31, 1999, 2000 and 2001


                                                                                    Year ended March 31,
                                                                    ------------- ------------ ------------ ------------
                                                                        1999          2000         2001         2001
                                                                    ------------- ------------ ------------ ------------
                                                                              (in millions except share data)
Interest income
Interest and fees on loans....................................       Rs.   63,087  Rs.  69,339  Rs.  76,595   US$  1,635
Interest and dividends on securities .........................                921        1,922          560           12
Interest and dividends on trading account assets .............              4,315        7,426        2,836           61
Interest on balances and deposits with banks..................              2,151        1,759          910           19
Other interest income.........................................                495          352          585           12
                                                                    ------------- ------------ ------------ ------------
Total interest income.........................................             70,969       80,798       81,486        1,739
                                                                    ------------- ------------ ------------ ------------
Interest expense
Interest on deposits..........................................              4,362        6,104          490           10
Interest on long-term debt....................................             48,355       52,893       57,242        1,222
Interest on short-term borrowings.............................              4,607        6,867        8,780          187
Interest on trading account liabilities.......................                644        1,538        1,445           31
Other interest expense .......................................                 75           90            4           --
                                                                    ------------- ------------ ------------ ------------
Total interest expense........................................             58,043       67,492       67,961        1,451
                                                                    ------------- ------------ ------------ ------------
Net interest income...........................................             12,926       13,306       13,525          289
Provision for loan losses.....................................              6,067        6,363        9,892          211
                                                                    ------------- ------------ ------------ ------------
Net interest income after provision for loan losses...........              6,859        6,943        3,633           78
Non-interest income
Fees, commission and brokerage................................              3,642        4,258        5,317          113
Trading account revenue.......................................                481        2,157          847           18
Securities transactions.......................................                273        2,363      (1,709)         (36)
Gain on sale of stock of subsidiaries/affiliates..............                 --           --        2,507           54
Foreign exchange income/(loss)................................                829          428        (657)         (14)
Software development and services.............................                 --            5          701           15
Gain/(loss) on sale of property and equipment.................                 --          212         (31)          (1)
Rent..........................................................                 17           22          413            9
Other non-interest income.....................................                318          370          646           14
                                                                    ------------- ------------ ------------ ------------
Total non-interest income.....................................              5,560        9,815        8,034          171
                                                                    ------------- ------------ ------------ ------------
Non-interest expense
Salaries and employee benefits................................                943        1,618        1,940           41
General and administrative expenses...........................              2,665        3,497        3,609           77
Amortization of intangible assets.............................                187          187          259            6
                                                                    ------------- ------------ ------------ ------------
Total non-interest expense....................................              3,795        5,302        5,808          124
                                                                    ------------- ------------ ------------ ------------
Equity in earning/(loss) of affiliates........................               (34)           20          856           18
Minority interest.............................................              (170)        (361)           34            1
                                                                    ------------- ------------ ------------ ------------
Income before income taxes....................................              8,420       11,115        6,749          144
Income tax expense............................................              1,194        2,033          119            2
                                                                    ------------- ------------ ------------ ------------
Income before extraordinary items and cumulative effect of                                            6,630
  accounting change...........................................              7,226        9,082                       142
Extraordinary gain, net of tax................................                292           --           --           --
Cumulative effect of accounting change, net of tax............                 --          249           --           --
                                                                    ------------- ------------ ------------ ------------
Net income....................................................      Rs.     7,518   Rs.  9,331 Rs.    6,630   US$    142
                                                                    ============= ============ ============ ============
Earnings per equity share (Rs.)
-  Basic......................................................      Rs.     15.66   Rs.  14.45 Rs.     8.44   US$   0.18
-  Diluted....................................................              13.52        13.77         8.41         0.18
Weighted average number of equity shares used in computing earnings per equity share (millions)
-  Basic......................................................                480          646          785
-  Diluted ...................................................                577          687          785

--------------
(1) Exchange Rate : Rs. 46.85 = US$ 1.00 at March 30, 2001.

See accompanying notes to the consolidated financial statements.

                         ICICI LIMITED AND SUBSIDIARIES

          US GAAP CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND
                          OTHER COMPREHENSIVE INCOME
               for the years ended March 31, 1999, 2000 and 2001

                                                                                               Accumulated
                                                                                                  Other        Total
                                      Common stock       Additional                           Comprehensive   Stock-
                                   No. of                  Paid-in   Retained     Deferred      Income, Net   holders'
                                   shares      Amount      Capital   Earnings   Compensation      of Tax       Equity
                                 --------------------------------------------------------------------------------------
                                                            (in millions except share data)
                                 ------------ ---------- ---------- ---------- -------------- -------------- ----------
Balance as of March 31, 1998...  478,445,852  Rs. 4,781  Rs.14,646  Rs.17,601       Rs.   --  Rs.    (4,152) Rs.32,876
                                 ------------ ---------- ---------- ---------- -------------- -------------- ----------
Common stock issued............    1,657,061         20        126         --             --             --        146
Comprehensive income
  Net income...................           --         --         --      7,518             --             --      7,518
  Unrealized losses on
    securities, net............           --         --         --         --             --         (1,099)    (1,099)
                                                                                                             ----------
Comprehensive income...........           --         --         --         --             --             --      6,419
                                                                                                             ==========
Cash dividends declared
  (Rs. 5.5 per common share)...           --         --         --     (2,930)            --             --     (2,930)
Balance as of March 31, 1999...  480,102,913      4,801     14,772     22,189             --         (5,251)    36,511
                                 ------------ ---------- ---------- ---------- -------------- -------------- ----------
Common stock issued............  305,208,635      3,031     18,364         --             --             --     21,395
Compensation related to
  employee stock option plan...           --         --         97         --            (97)            --         --
Amortization of compensation...           --         --         --         --             27             --         27
Increase in carrying value on
  direct issuance of
  stock by subsidiary..........           --         --      4,114         --             --             --      4,114
Comprehensive income
  Net income...................           --         --         --      9,331             --             --      9,331
  Unrealized gains on
    securities, net............           --         --         --         --             --          2,712      2,712
                                                                                                             ----------
 Comprehensive income..........           --         --         --         --             --             --     12,043
                                                                                                             ==========
Cash dividends declared
  (Rs. 4.5 per common share)...           --         --         --     (3,182)            --             --     (3,182)
Balance as of March 31, 2000...  785,311,548      7,832     37,347     28,338            (70)        (2,539)     70,908
                                 ------------ ---------- ---------- ---------- -------------- -------------- ----------
Common stock issued on exercise
  of stock options.............       32,500         --          3         --             --             --          3
Amortization of compensation ..           --         --         --         --             37             --         37
Increase in carrying value on
  direct issuance of stock
  by subsidiary ...............           --         --      1,242         --             --             --      1,242
Tax effect of increase in
  carrying value on direct issuance       --         --       (605)        --             --             --       (605)
  of stock by subsidiary ......
Comprehensive income
  Net income ..................           --         --         --      6,630             --             --      6,630
  Unrealized losses on
    securities, net ...........           --         --         --         --             --         (1,674)    (1,674)
  Translation adjustments .....           --         --         --         --             --             14         14
                                                                                                             ----------
Comprehensive income                      --         --         --         --             --             --      4,970
                                                                                                             ==========
Cash dividends declared
   (Rs. 1 per  common share) ..           --         --         --       (772)            --             --       (772)
Other..........................           --         16        123         --             --             --        139
Balance as of March 31, 2001...  785,344,048  Rs. 7,848  Rs.38,110  Rs.34,196        Rs.(33)  Rs.    (4,199) Rs.75,922
                                 ------------ ---------- ---------- ---------- -------------- -------------- ----------
Balance as of March 31, 2001
  (US$)........................                     168        813        730            (1)            (90)     1,621
                                 ------------ ---------- ---------- ---------- -------------- -------------- ----------

--------------
(1) Exchange Rate : Rs. 46.85 = US$ 1.00 at March 30, 2001.

See accompanying notes to the consolidated financial statements.

                         ICICI LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               for the years ended March 31, 1999, 2000 and 2001

                                                                                   Year ended March 31,
                                                                    ------------- ------------ ------------ -----------
                                                                        1999          2000         2001        2001
                                                                    ------------- ------------ ------------ -----------
                                                                             (in millions except share data)
Operating activities
Net income....................................................        Rs.   7,518    Rs. 9,331    Rs. 6,630    US$  142
Adjustments to reconcile net income to net cash (used in)/
  provided by operating activities:
Provision for loan losses.....................................              6,067        6,363        9,892         211
Depreciation..................................................                490          431          663          14
Amortization..................................................                187          187          259           6
Deferral of discount and expenses on borrowings...............                820          838        1,213          26
Deferred income tax...........................................                 69         (103)      (4,339)        (93)
Revaluation loss on foreign currency balances.................                 54           22          --           --
Other than temporary decline in value of securities
  available for sale..........................................              1,231        1,444        1,835          39
Unrealized loss on trading account securities.................                132           24          136           3
Undistributed equity in earning/(loss) of affiliates..........                 34          (20)        (856)        (18)
Minority interest.............................................                170          361          (34)         (1)
(Gain)/loss on sale of property and equipment, net............                 --         (212)          31           1
(Gain)/loss on sale of securities available for sale..........             (1,504)      (3,807)        (126)         (3)
(Gain) on sale of subsidiary's stock..........................                 --           --       (2,507)        (54)
Cumulative effect of accounting change, net of tax............                 --         (249)          --          --
Change in assets and liabilities
Trading account assets........................................            (24,334)     (21,494)      10,153         217
Other assets..................................................             (4,901)      (1,371)      (2,402)        (51)
Interest and fees receivable..................................             (1,998)      (1,946)        (131)         (3)
Trading account liabilities...................................              5,954        5,892       (4,857)       (104)
Other liabilities.............................................             11,536       10,294        1,260          27
Taxes payable.................................................             (2,194)       1,773       (1,302)        (28)
                                                                    ------------- ------------ ------------ -----------
Net cash (used in)/provided by operating activities...........               (669)       7,758       15,518         331
                                                                    ============= ============ ============ ===========
Investing activities
Purchase of held to maturity securities.......................                 --         (644)        (861)        (18)
Purchase of available for sale securities ....................             (4,234)     (16,563)      (6,462)       (138)
Proceeds from sale of available for sale securities...........              4,831       20,862        1,756          37
Purchase of venture capital investments.......................                 --         (387)      (4,094)        (87)
Purchase of non-readily marketable equity securities..........                 --       (2,020)          --          --
Proceeds from sale of non-readily marketable equity securities                923           --          148           3
Proceeds from sale of subsidiary's stock......................                 --           --        4,075          87
Origination of loans, net.....................................           (105,235)     (92,431)     (97,561)     (2,082)
Purchase of property and equipment............................             (3,600)      (4,320)      (3,927)        (84)
Proceeds from sale of property and equipment..................                115          276          145           3
Investments in affiliates.....................................                 --           --          (33)         (1)
Purchase of minority interest in subsidiary, net of
  cash acquired ..............................................               (844)          --           --          --
Payment for business acquisition, net of cash acquired........                 --           --       (1,950)        (42)
                                                                    ------------- ------------ ------------ -----------
Net cash used in investing activities.........................           (108,044)     (95,227)    (108,764)     (2,322)
                                                                    ============= ============ ============ ===========

--------------------
(1) Exchange Rate : Rs. 46.85 = US$ 1.00 at March 30, 2001.

See accompanying notes to the consolidated financial statements.

                         ICICI LIMITED AND SUBSIDIARIES
               for the years ended March 31, 1999, 2000 and 2001

                                                                                       Year ended March 31,
                                                                         ------------ ----------- ----------- -----------
                                                                             1999        2000        2001        2001
                                                                         ------------ ----------- ----------- -----------
                                                                                 (in millions except share data)
Financing activities
Increase in deposits, net.........................................       Rs.   31,310 Rs.  36,077  Rs.  8,050 US$     172
Proceeds from short-term borrowings, net..........................             12,325      30,514      21,204         453
Proceeds from issuances of long-term debt.........................            144,654      53,524     182,015       3,885
Repayment of long-term debt.......................................            (58,533)    (47,909)   (112,047)     (2,392)
Proceeds from issuance of redeemable preferred stock .............              7,690          --          --          --
Redemption of redeemable preferred stock..........................               (160)       (750)     (9,577)       (204)
Proceeds from issuance of common stock............................                146      20,865         142           3
Proceeds from issuance of common stock by subsidiary..............                 --       7,338         465          10
Cash dividends paid...............................................             (3,171)     (3,182)       (775)        (17)
                                                                         ------------ ----------- ----------- -----------
Net cash provided by financing activities.........................            134,261      96,477      89,477       1,910
                                                                         ============ =========== =========== ===========
Effect of deconsolidation of subsidiary on cash
  and cash equivalents............................................                 --          --     (36,361)       (776)
                                                                         ------------ ----------- ----------- -----------
Effect of exchange rate on cash and cash equivalents..............                 --          --         (14)          --
                                                                         ------------ ----------- ----------- -----------
Net increase/(decrease) in cash and cash equivalents..............             25,548       9,008     (40,144)       (857)
Cash and cash equivalents at the beginning of the year............             36,575      62,123      71,131       1,518
                                                                         ------------ ----------- ----------- -----------
Cash and cash equivalents at the end of the year..................       Rs.   62,123 Rs.  71,131 Rs.  30,987 US$     661
                                                                         ============ =========== =========== ===========

Supplementary information:

Cash paid for:
  Interest........................................................       Rs.   47,912 Rs.  59,411 Rs.  57,144 US$   1,220
  Taxes ..........................................................              4,607       2,759       2,919          62

Non-cash items:
  Foreclosed assets...............................................                 --          --       2,024          43
  Change in unrealized gain/(loss) on securities available for sale, net       (1,099)      2,712      (1,674)        (36)
---------------
(1) Exchange Rate : Rs. 46.85 = US$ 1.00 at March 30, 2001.

Conversion of convertible instruments to equity shares

     During the year ended March 31, 2000, convertible debt instruments aggregating Rs. 530 million were converted to 34.6 million equity shares in accordance with the original terms of the instruments.

Effect of deconsolidation of subsidiary

     For non-cash impact of deconsolidation of ICICI Bank Limited during the year ended March 31, 2001, see Note 9.

See accompanying notes to the consolidated financial statements.

                         ICICI LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.   Significant accounting policies

Overview

     ICICI Limited together with its subsidiaries (collectively, ICICI or the company) is a diversified financial services group providing a variety of banking and financial services including project finance, working capital finance, investment banking, treasury products and services, retail banking and broking. Further, the company has recently entered the software development and services and insurance businesses. ICICI is headquartered in Mumbai, India.

Principles of consolidation

     The consolidated financial statements include the accounts of ICICI Limited (parent company) and all of its subsidiaries, which are more than 50% owned and controlled. All significant inter-company accounts and transactions are eliminated on consolidation. The company accounts for investments in common stock of affiliates by the equity method where its investments in the voting stock gives it the ability to exercise significant influence over the investee.

     As discussed in Note 2, the financial statements of ICICI Bank Limited were consolidated in the years ended March 31, 1999 and 2000 and are accounted for by the equity method in the year ended March 31, 2001.

Basis of preparation

     The accounting and reporting policies of ICICI used in the preparation of these consolidated financial statements reflect general industry practices and conform to generally accepted accounting principles in the United States (US
GAAP).

     The preparation of consolidated financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported income and expense for the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates.

Foreign currencies

     The consolidated financial statements are reported in Indian rupees (Rs.), the national currency of India. The functional currency of each entity within ICICI is its respective local currency.

     The assets and liabilities of ICICI's foreign operations are translated into Indian rupees at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a component of other comprehensive income.

     Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions which operate as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment position, are included in the results of operations as incurred.

                         ICICI LIMITED AND SUBSIDIARIES

     Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2001, have been translated into United States dollars at the noon buying rate in New York City on March 30, 2001, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve of New York of US$ 1 = Rs. 46.85. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other certain rate on March 31, 2001, or at any other certain date.

Revenue recognition

     Interest income is accounted on an accrual basis except in respect of impaired loans, where it is recognized on a cash basis. Income from leasing and hire-purchase operations is accrued in a manner to provide a fixed rate of return on outstanding investments.

     Fees from activities such as investment banking, loan syndication and financial advisory services are accrued based on the stage of completion of the underlying transactions. Fees for guarantees and letters of credit are amortized over the contracted period of the commitment.

     Revenues from software development and services comprise income from time-and-material and fixed-price contracts. Revenue with respect to time-and-material contracts is recognized as related services are performed. Revenue with respect to fixed-price contracts is recognized in accordance with the percentage of completion method of accounting. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates.

Cash equivalents

     ICICI considers all highly liquid investments, which are readily convertible into cash and have contractual maturities of three months or less from the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Securities and trading account activities

     ICICI classifies investments in debt and readily marketable equity securities, other than venture capital investments, into three categories based upon management's intention at the time of purchase: securities held to maturity, trading account securities and securities available for sale. Realized gains and losses on the sale of securities are recorded at the time of sale.

     Securities held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. ICICI has the intent and ability to hold these securities until maturity.

     Trading account securities, primarily debt securities and foreign exchange products, are recorded at fair value with realized and unrealized gains and losses included in non-interest income. Interest on trading account securities is recorded in interest income. The fair value of trading account assets is based upon quoted market prices or, if quoted market prices are not available, estimates using similar securities or pricing models.

                         ICICI LIMITED AND SUBSIDIARIES

     All securities not classified as held to maturity or trading account securities are classified as available for sale. These include securities used as part of the ICICI's asset and liability management strategy, which may be sold in response to changes in interest rates, prepayment risk, liquidity needs and similar factors. Securities available for sale are recorded at fair value with unrealized gains and losses recorded net of tax as a component of other comprehensive income. Equity securities, which are traded on a securities exchange within six months of the balance sheet are considered as publicly traded. The last quoted price of such securities is taken as their fair value.

     Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost.

     Securities on which there is an unrealized loss that is deemed to be other than temporary are written down to fair value with the loss recorded in non-interest income as a loss on securities transactions. Other than temporary diminution is identified based on management's evaluation.

     Securities acquired through conversion of loans in a troubled debt restructuring are recorded at the fair value on the date of conversion and subsequently accounted for as if acquired for cash.

     ICICI's venture capital subsidiaries carry their investments at fair value, with changes in fair value recognized in other non-interest income. The fair values of publicly traded venture capital investments are generally based upon quoted market prices. In certain situations, including thinly-traded securities, large-block holdings, restricted shares or other special situations, the quoted market price is adjusted to produce an estimate of the attainable fair value for the securities. For securities that are not publicly traded, fair value is determined in good faith pursuant to procedures established by the board of directors. In determining the fair value of these securities, consideration is given to the financial condition and operating results of the underlying companies, prospect and any other factors deemed relevant. Generally, these investments are carried at cost during the first year, unless a significant event occurs that effects the long-term value of the investment. Because of the inherent uncertainty of the valuations, those estimated values may differ significantly from the values that would have been used had a ready market for the investment existed. Substantially all venture capital investments were acquired during the year ended March 31, 2001.

     Trading account liabilities represent borrowings from banks in the inter-bank call money market, borrowings from banks and corporates in the course of trading operations and balances arising from repurchase transactions.

Loans

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

                         ICICI LIMITED AND SUBSIDIARIES

     ICICI identifies a commercial loan as impaired and places it on non-accrual status when it is probable that ICICI will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A commercial loan is also considered to be impaired and placed on a non accrual basis if interest is greater than 180 days overdue or principal is greater than 360 days overdue. Delays or shortfalls in loan payments are evaluated along with other factors to determine if a loan should be classified as impaired. The decision to classify a loan as impaired is also based on an evaluation of the borrower's financial condition, collateral, liquidation value and other factors that affect the borrower's ability to pay.

     ICICI classifies a loan as a troubled debt restructuring where it has made concessionary modifications, that it would not otherwise consider, to the contractual terms of the loan to a borrower experiencing financial difficulties. Restructured loans, which are considered troubled debts, are placed on non-accrual status when doubt as to timely collection of principal or interest per the rescheduled terms exists.

     When a loan is placed on non-accrual status, interest accrued and uncollected on the loan, is reversed from income and interest is thereafter included in income only to the extent actually received in cash. When borrowers demonstrate over an extended period, the ability to repay a loan in accordance with the contractual terms of the loan, the loan classified as non-accrual, is returned to accrual status. With respect to restructured loans, performance prior to the restructuring or significant events that coincide with the restructuring are evaluated in assessing whether the borrower can meet the rescheduled terms and may result in the loan being returned to accrual status at the time of restructuring or after a performance period.

     Consumer loans are generally identified as impaired not later than a predetermined number of days overdue on a contractual basis. The number of days is set at an appropriate level by loan product. The policy for suspending accruals of interest and impairment on consumer loans varies depending on the terms, security and loan loss experience characteristics of each product.

Allowance for loan losses

     ICICI evaluates its entire credit portfolio on a periodic basis and grades its accounts considering both qualitative and quantitative criteria. This evaluation includes an account by account analysis of the loan portfolio, and an allowance is made for any probable loss on each account. In evaluating its credit losses, management has estimated recovery of such loans at various stages of time to recovery and discounted these using the effective interest rate of the loans. In estimating recovery, ICICI considers its past credit loss experience and such other factors, which in its judgement, deserve current recognition in estimating probable credit losses. It is possible that actual recoveries may differ from those estimated and consequently actual loss could differ from the estimate. The aggregate allowance for loan losses is increased by amounts charged to the provision for credit losses, net of releases of provisions as a result of cash collection. Smaller balance, homogeneous loans including installment and consumer mortgage, revolving credit are collectively evaluated for impairment. The allowance for loan losses attributable to these loans is based upon the aging of the portfolio and historical loss experience, adjusted for changes in trends and conditions. Based on these analysis, the allowance of loan losses is maintained at levels considered adequate by management to provide for credit losses inherent in these portfolios.

                         ICICI LIMITED AND SUBSIDIARIES

Property and equipment

     Property and equipment are stated at cost, less accumulated depreciation. The cost of additions, capital improvements and interest during the construction period are capitalized, while maintenance and repairs are charged to expenses when incurred. Property and equipment to be disposed off are reported as assets held for sale at the lower of carrying amount or fair value, less cost to sell.

     Depreciation is provided over the estimated useful lives of the assets or lease term whichever is shorter.

     Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     Property under construction and advances paid towards acquisition of property and equipment are disclosed as capital work in progress. The interest costs incurred for funding an asset during its construction period are capitalized based on the average outstanding investment in the asset and the average cost of funds. The capitalized interest cost is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

     Capitalized costs of computer software obtained for internal use represent costs incurred to purchase computer software from third parties and direct costs of materials and services incurred on internally developed software. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.

Intangible assets

     Intangible assets include goodwill and identified intangible assets such as employee workforce and customer relationships, which arise or have been acquired in business combinations. Values have been assigned to the identified intangible assets based on available evidence and are amortized on a straight-line basis over the estimated useful life.

Deferred credit

     Deferred credit represents the unallocated excess of fair value of assets acquired over the cost of acquisition. The deferred credit is amortized to income over the periods estimated to be benefited.

Issue of shares by subsidiary/affiliate

     An issuance of shares by a subsidiary/affiliate to third parties reduces the proportionate ownership interest of the company in the investee. A change in the carrying value of the investment in a subsidiary/affiliate due to such direct sale of unissued shares by the investee is accounted for as a capital transaction, and is recognized in stockholders' equity when the transaction occurs.

                         ICICI LIMITED AND SUBSIDIARIES

Income taxes

     The company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of change. Deferred tax assets are recognized subject to a valuation allowance based upon management's judgement as to whether realization is considered more likely than not.

Employee benefit plans

     ICICI provides a variety of benefit plans to eligible employees. Contributions to defined contribution plans are charged to income in the period in which they accrue. Current service costs for defined benefit plans are accrued in the period to which they relate. Prior service costs, if any, resulting from amendments to the plans are recognized and amortized over the remaining period of service of the employees.

Stock-based compensation

     ICICI uses the intrinsic value based method of Accounting Principle Board
(APB) Opinion No.25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plans. Compensation cost for fixed and variable stock based awards is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price. Compensation cost for fixed awards is measured at the grant date, while compensation cost for variable awards is estimated until the number of shares an individual is entitled to receive and the exercise price or purchase price are known (measurement date).

Risk management instruments

     ICICI enters into certain interest rate instruments, including interest rate swaps to manage exposure to interest rate risk by altering the interest rate risk characteristics of assets or liabilities or hedging exposure to certain risks. For those interest rate instruments that alter the repricing characteristics of assets or liabilities, the net differential to be paid or received on the instruments is treated as an adjustment to the yield on the underlying assets or liabilities (the accrual method). To qualify for accrual accounting, the interest rate instruments must be designated to specific assets or liabilities or pools of similar assets or liabilities and must effectively alter the interest rate characteristics of the related assets or liabilities. For instruments that are designated to floating-rate assets or liabilities, to be effective, there must be high correlation between the floating interest rate index on the underlying assets or liability and the offsetting rate on the derivative. If correlation were to cease for any interest rate instrument hedging net interest income, it would then be accounted for as a trading instrument. If an interest rate instrument hedging net interest income is terminated, the gain or loss is deferred and amortized over the shorter of the remaining contractual life of the terminated risk management instrument or the maturity of the designated asset or liability. If the designated asset or liability matures, is sold, is settled or its balance falls below the

                         ICICI LIMITED AND SUBSIDIARIES
notional amount of the hedging instrument, the hedge is usually terminated; if not, accrual accounting is discontinued to the extent that the notional amount exceeds the balance, and accounting for trading instruments is applied to the excess amount.

     The company also enters into foreign exchange contracts to hedge a portion of its own foreign exchange exposure, including foreign currency positions. Such contracts are designated as traded contracts and have been accounted for at their fair value with revaluation gain/loss recognized in the statement of income.

Extinguishment of debt

     ICICI accounts for reacquisition of its outstanding debt securities as an extinguishment of debt when it pays the creditors and is relieved of its obligations for the liability. The difference between the re-acquisition price and the net carrying amount of the extinguished debt is recognized in the statement of income in the period of extinguishment. Such gains and losses from extinguishment of debt are aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.

Dividends

     Dividends on common stock and the related dividend tax are recognized on approval by the board of directors.

Earnings per share

     Basic earning per share is computed by dividing net income by the weighted average number of common stock outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted.

Reclassifications

     Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year. These changes had no impact on previously reported results of operations or stockholders' equity.

2.   Dilution of interest in ICICI Bank Limited

     In March 2000, ICICI Bank Limited (ICICI Bank), a consolidated subsidiary providing commercial banking services, issued 15.9 million ADS to third parties representing 31.8 million common shares at an offer price of US dollar 11 per ADS. The proceeds from the offering, after deducting underwriting discounts and other direct issue costs were Rs. 7,338 million. As a result of the issuance, the proportionate ownership interest of the company in ICICI Bank reduced from 74.2% to 62.2%.

     The offering price per share exceeded ICICI's carrying amount per share in ICICI Bank, resulting in an increase in the carrying value of ICICI's investment in ICICI Bank by Rs. 4,114 million. This change in the carrying value has been recognized in the statement of stockholders' equity as a capital transaction.

     In accordance with the Reserve Bank of India guidelines prevalent at the time of incorporation of ICICI Bank, the company was required to reduce its ownership interest in ICICI Bank to 40% at some point in the future. Based on certain regulatory

                         ICICI LIMITED AND SUBSIDIARIES
developments subsequent to the incorporation of ICICI Bank, the company has been in discussions with the Reserve Bank of India to determine whether and to what extent it was still required to reduce its ownership in ICICI Bank. In February 2001, the Reserve Bank of India communicated its final views on the matter requiring the company to take steps to reduce its interest to 40% immediately.

     In March 2001, ICICI Bank acquired Bank of Madura Limited, a banking company, through issuance of stock. The acquisition was recorded by the purchase method. As a result of the issuance, the ownership interest of the company in ICICI Bank was reduced from 62.2% to 55.6%. The issuance price exceeded ICICI's carrying amount per share in ICICI Bank resulting in an increase in the carrying value of ICICI's investment in ICICI Bank by Rs. 1,242 million. This change in the carrying value, net of the related tax effect of Rs. 140 million, has been recognized in the statement of stockholders' equity as a capital transaction.

     Further, during March 2001, the company sold a 9.2% interest in ICICI Bank to institutional investors for a consideration of Rs. 3,499 million. The gain on sale of Rs. 1,996 million, is included in the statement of income. This reduced the company's interest in ICICI Bank to 46.4%. The company is currently in the process of taking adequate steps to ensure compliance with the requirement of the Reserve Bank of India on further dilution of ownership interest.

     In view of the company's ownership interest in ICICI Bank having been reduced to below majority level, the company has determined that consolidation of ICICI Bank is no longer appropriate and has accounted for its ownership interest under the equity method beginning April 1, 2000, the beginning of the fiscal year in which the majority ownership interest was deemed to be temporary. ICICI Bank continues to be reported on a consolidated basis for the years ended March 31, 1999 and 2000.

3.   Sale of stock of ICICI Infotech Services Limited

     During the year ended March 31, 2001, ICICI diluted its interest in ICICI Infotech Services Limited to 92% through sale of an 8% interest to a strategic investor for a consideration of Rs. 576 million. The gain on sale of Rs. 511 million is included in the statement of income.

4.   Acquisitions

     During the year ended March 31, 2001, ICICI acquired the following software development and services companies based in the United States, Ivory International Inc., Objects Xperts Inc. and Command Systems Inc., and Ajax Software Solutions Limited, a software development company based in India. These companies were acquired for an aggregate purchase price of approximately Rs. 2,524 million and were accounted for under the purchase method of accounting. The acquisitions resulted in goodwill of Rs. 1,391 million, which is amortized over a period of 5 years. The revenues and total assets of the acquired companies are immaterial to the consolidated results of operations and financial position of ICICI.

5.   Cash and cash equivalents

     Cash and cash equivalents as of March 31, 2001, include interest-bearing deposits with banks aggregating Rs. 21,693 million (2000: Rs. 47,340 million).

                        ICICI LIMITED AND SUBSIDIARIES

6.   Trading account assets

     A listing of the trading account assets is set out below:

                                                 As of March 31,
                                            --------------------------
                                               2000             2001
                                            --------------------------
                                                   (in millions)
Government of India securities ............ Rs. 46,281      Rs.  8,889
Corporate debt securities..................      9,239           7,289
Equity securities..........................      1,567           2,677
Revaluation gain on derivative and
  foreign exchange contracts...............        309              23
                                            --------------------------
Total...................................... Rs. 57,396      Rs. 18,878
                                            ==========================

     As of March 31, 2001, trading account assets include certain Government of India securities amounting to Rs. 4,821 million (2000: Rs. 10,842 million), which are pledged with the Reserve Bank of India for the purpose of collateralizing short-term borrowings.

7.   Securities

     The portfolio of securities is set out below:

                                   As of March 31, 2000                 As of March 31, 2001
                       ----------------------------------------------------------------------------------------------
                       Amortized     Gross       Gross    Fair value   Amortized     Gross      Gross     Fair value
                         cost     unrealized  unrealized                 cost     unrealized  unrealized
                                      gain       loss                                gain       loss
                       ----------------------------------------------------------------------------------------------
                                                         (in millions)
Available for sale
Corporate debt
 securities........... Rs.  2,558  Rs.    34  Rs.     --  Rs.  2,592   Rs.    485   Rs.   4    Rs.     --  Rs.   489
Government of India
 securities...........        914         89          --       1,003          975        35            --      1,010
                       ---------------------------------------------------------------------------------------------
Total debt securities.      3,472        123          --       3,595        1,460        39            --      1,499
Equity securities.....     11,326      1,203      (4,976)      7,553       11,821       482    Rs. (6,156) Rs. 6,147
                       ---------------------------------------------------------------------------------------------
Total securities
  available for sale.. Rs. 14,798  Rs. 1,326  Rs. (4,976) Rs. 11,148   Rs. 13,281   Rs. 521    Rs. (6,156) Rs. 7,646
                       =============================================================================================
Held to maturity
Corporate debt
securities............ Rs.     84  Rs.    --  Rs.     --  Rs.     84   Rs.    418   Rs.  --    Rs.     (1) Rs.   417
Government of
  India securities....        560         54          --         614        1,088        58            --      1,146
Other debt securities.          1         --          --           1           --        --            --         --
                       ---------------------------------------------------------------------------------------------
Total securities
  held to maturity.... Rs.    645  Rs.    54  Rs.     --  Rs.    699   Rs.  1,506   Rs.  58    Rs.     (1) Rs. 1,563
                       =============================================================================================
Non-readily
  marketable equity
  securities(1)....... Rs.  6,542                                      Rs.  6,394
                       ==========                                      ==========

(1) Represents securities acquired as a part of project financing activities or conversion of loans in debt restructurings.

     During the year ended March 31, 2001, as part of its ongoing evaluation of its securities portfolio, the company recorded an impairment charge of Rs. 1,835 million (2000: Rs. 1,444 million, 1999: Rs. 1,231 million) for other than temporary decline in value of available for sale and non-readily marketable equity securities.

                        ICICI LIMITED AND SUBSIDIARIES

Income from securities available for sale

     A listing of income from securities available for sale is set out below:

                                       Year ended March 31,
                              ----------------------------------------
                                 1999         2000         2001
                              ----------------------------------------
                                          (in millions)
Interest......................Rs.   245    Rs.   388    Rs.  128
Dividends ....................      676        1,502         406
                              ----------------------------------------
Total.........................Rs.   921    Rs. 1,890    Rs.  534
                              ----------------------------------------
Gross realized gain...........Rs. 1,538    Rs. 5,851    Rs.  474
Gross realized loss...........      (34)      (2,044)       (348)
                              ----------------------------------------
Total.........................Rs. 1,504    Rs. 3,807    Rs.  126
                              ========================================

Maturity profile of debt securities

     A listing of each category of available for sale and held to maturity debt securities as of March 31, 2001, by maturity is set out below:

                                         Available for sale        Held to maturity
                                      ---------------------------------------------------
                                      Amortized    Fair value    Amortized    Fair value
                                        Cost                       cost
                                      ---------------------------------------------------
                                                        (in millions)
Corporate debt securities
Less than one year.................   Rs.    35    Rs.    35     Rs.   418    Rs.   417
One to five years..................         309          310            --           --
Five to ten years..................         109          111            --           --
Greater than ten years.............          32           33            --           --
                                      -------------------------------------------------
                                            485          489           418          417
                                      -------------------------------------------------
Government of India securities
Less than one year.................          96           97            --           --
One to five years..................         619          638            --           --
Five to ten years..................         260          275            --           --
Greater than ten years.............          --           --         1,088        1,146
                                      -------------------------------------------------
                                            975        1,010         1,088        1,146
                                      -------------------------------------------------
Total debt securities..............   Rs. 1,460    Rs. 1,499     Rs. 1,506    Rs. 1,563
                                      =================================================

8.   Repurchase transactions

     ICICI has undertaken repurchase and reverse repurchase transactions in government of India securities. The average level of repurchase transactions outstanding during the year ended March 31, 2001, was Rs. 420 million (2000:
Rs. 652 million). The average level of reverse repurchase transactions outstanding during the year ended March 31, 2001, was Rs. 309 million (2000:
Rs. 662 million). As of March 31, 2001, outstanding repurchase and reverse repurchase transactions were Rs. Nil (2000: Rs. 2,664 million) and Rs. Nil (2000: Rs. 565 million) respectively.

                        ICICI LIMITED AND SUBSIDIARIES

9.   Investments in affiliates

     ICICI Bank

     As discussed in Note 2, the company has accounted for its 46.4% interest in ICICI Bank by the equity method for the year ended March 31, 2001. The carrying value of the investment in ICICI Bank as of March 31, 2001, was Rs. 7,562 million. The company's equity in the income of ICICI Bank for the year ended March 31, 2001, was Rs. 814 million. The market value of the investment in ICICI Bank based on the quoted market price as of March 31, 2001, was Rs. 16,903 million. ICICI Bank was accounted for as a consolidated subsidiary during the years ended March 31, 1999 and 2000.

     The summarized balance sheet of ICICI Bank as of March 31, 2001, and summarized statement of income for the year ended March 31, 2001, is set out below:

                                                          As of
Balance sheet                                        March 31, 2001
                                                     --------------
                                                       (in millions)
Cash and cash equivalents ...........................Rs.      47,306
Trading account assets...............................         18,725
Securities ..........................................         35,731
Loans ...............................................         93,030
Other assets ........................................         25,216
                                                     ---------------
Total assets.........................................Rs.     220,008
                                                     ===============

Deposits.............................................Rs.     164,254
Trading account liabilities .........................          4,700
Other liabilities ...................................         34,747
Stockholders' equity.................................         16,307
                                                     ---------------
Total liabilities and stockholders' equity...........Rs.     220,008
                                                     ===============

                                                        Year ended
Statement of income                                   March 31, 2001
                                                     ---------------
                                                      (in millions)
Interest income......................................Rs.      12,406
Interest expense.....................................         (8,408)
                                                     ---------------
Net interest income..................................          3,998
Provision for loan losses............................         (1,082)
Non-interest income..................................          1,754
Non-interest expense.................................         (3,104)
Income taxes.........................................           (258)
                                                     ---------------
Net income...........................................Rs.       1,308
                                                     ===============

     ICICI's share of reported earnings in ICICI Bank will be reduced to 46.0% in the event that contingent issuances of equity shares arising from stock options granted by ICICI Bank are exercised in the future. The aggregate impact of these issuances is not material based on the share of earnings for the year ended March 31, 2001.

Prudential ICICI Asset Management Company Limited (Pru-ICICI)

     The company has accounted for its 45% interest in Pru-ICICI using the equity method. The carrying value of the investment in Pru-ICICI as of March 31, 2001, was Rs. 304 million (2000: Rs. 264 million). The company's equity in the income of

                        ICICI LIMITED AND SUBSIDIARIES

Pru-ICICI for the year ended March 31, 2001, was Rs. 42 million (2000: Rs. 20 million, 1999: loss of Rs. 34 million).

Prudential ICICI Trust Limited (Pru-Trust)

     The company has accounted for its 45% interest in Pru-Trust using the equity method. The carrying value of the investment in Pru-Trust as of March 31, 2001, was Rs. 2 million (2000: Rs. Nil). The company's equity in the income of Pru-Trust for the year ended March 31, 2001, was Rs. 2 million (2000: Rs. Nil, 1999: Rs. Nil).

Tricolor Infotech International Inc. (Tricolor)

     The company has accounted for its 50% interest in Tricolor using the equity method. The carrying value of the investment in Tricolor as of March 31, 2001, was Rs. 17 million (2000: Rs. Nil). The company's equity in the loss of Tricolor for the year ended March 31, 2001, was Rs. 2 million (2000: Rs. Nil, 1999: Rs. Nil).

TCW/ICICI Investment Partners LLC (TCW)

     The company has accounted for its 50% interest in TCW using the equity method. The carrying value of the investment in TCW as of March 31, 2001, was Rs. 14 million (2000: Rs. Nil). The company's equity in the income of TCW for the year ended March 31, 2001, was Rs. Nil (2000: Rs. Nil, 1999: Rs. Nil).

10.  Loans

     A listing of loans by category is set out below:

                                                                         As of March 31,
                                                                    -------------------------
                                                                        2000          2001
                                                                    -------------------------
                                                                           (in millions)
Project finance.....................................................Rs. 463,718   Rs. 515,971
Working capital finance ............................................     75,606        44,442
Lease financing.....................................................     53,555        61,822
Consumer loans and credit card receivables..........................      6,679        27,106
Other ..............................................................     18,156        12,457
                                                                    -------------------------
Gross loans.........................................................    617,714       661,798
Unearned income.....................................................    (18,968)      (23,365)
Security deposits...................................................     (3,213)       (3,375)
                                                                    -------------------------
Loans, net of unearned income and security deposits.................    595,533       635,058
Allowances for loan losses..........................................    (34,085)      (33,035)
                                                                    -------------------------
Loans, net..........................................................Rs. 561,448   Rs. 602,023
                                                                    =========================

     Project finance loans are generally secured by property, plant and equipment and other tangible assets. Normally, the working capital loans are secured by a first lien on current assets, principally comprising inventory and receivables. Additionally, in certain cases ICICI may obtain additional security for working capital loans through a first or second lien on property and equipment, pledge of financial assets like marketable securities and corporate/personal guarantees.

                        ICICI LIMITED AND SUBSIDIARIES

     As of March 31, 2001, gross loans include debit balances in demand deposit accounts of Rs. Nil (2000: Rs. 2,794 million) and loans given to individuals outside India of Rs. Nil (2000: Rs. 265 million).

     During the year ended March 31, 2000, ICICI purchased certain unquoted equity securities from a corporate with a 'put' and 'call' option. Under the terms of the transfer, ICICI has a put option to sell the securities to the corporate at a pre-determined consideration. Additionally, the corporate has a call option to repurchase the transferred securities at a pre-determined consideration. ICICI cannot transfer the securities to a third party within the period of the option. The call and the put option can be exercised between 13 months to 18 months. As ICICI has not obtained control over the transferred assets, it has recorded the transfer as a secured loan with pledge of collateral. As of March 31, 2000 and 2001, other loans include Rs. 994 million representing such a lending.

Lease financing

     Contractual maturities of ICICI's investment in lease financing and its components, which are included in loans are set out below:

                                                                   As of
                                                              March 31, 2001
                                                             -----------------
                                                               (in millions)
Gross finance receivables for the year ending March 31,
2002.........................................................    Rs.    11,690
2003.........................................................            8,633
2004.........................................................            9,006
2005.........................................................            8,571
2006.........................................................            6,455
Thereafter...................................................           17,467
                                                                 -------------
                                                                        61,822
Unearned income..............................................          (18,706)
Security deposits............................................           (3,375)
                                                                 -------------
Investment in lease financing................................    Rs.    39,741
                                                                 =============

Maturity profile of loans

     A maturity of loans, other than investment in lease financing is set out below:

                                                  As of March 31,
                                             ------------------------
                                                2000           2001
                                             ------------------------
                                                   (in millions)
Less than one year ..........................Rs. 156,820  Rs. 176,230
One to five years............................    279,126      271,349
Greater than five years......................    128,213      152,397
                                             ------------------------
Total........................................Rs. 564,159  Rs. 599,976
                                             ========================

Restructured loans

     The company classifies a debt restructuring as a troubled debt restructuring (restructured loan) when it grants a concession, that it would not otherwise consider, to a borrower in financial difficulties. As of March 31, 2001, the company had committed to

                        ICICI LIMITED AND SUBSIDIARIES
lend Rs. 750 million (2000: Rs. Nil) to a borrower who is a party to a troubled debt restructuring.

Impaired loans, including restructured loans

     A listing of restructured loans is set out below:

                                               As of March 31,
                                          -----------------------
                                              2000         2001
                                          -----------------------
                                               (in millions)
Project finance...........................Rs. 18,513   Rs. 37,726
Working capital finance...................        33          818
Other.....................................        --        5,137
                                          -----------------------
Restructured loans........................    18,546       43,681
Allowance for loan losses ................    (7,751)     (11,372)
                                          -----------------------
Restructured loans, net...................Rs. 10,795   Rs. 32,309
                                          -----------------------
Restructured loans:
 With a valuation allowance...............Rs. 18,546   Rs. 40,196
 Without a valuation allowance ...........        --        3,485
                                          -----------------------
Restructured loans........................Rs. 18,546   Rs. 43,681
                                          =======================

     A listing of other impaired loans is set out below:

                                               As of March 31,
                                          -----------------------
                                              2000         2001
                                          -----------------------
                                               (in millions)
Project finance...........................Rs. 45,616   Rs. 39,430
Working capital finance...................     1,420        1,234
Lease financing ..........................     2,965          899
Consumer loans and credit card
  receivables ............................        24           32
Other.....................................       549          149
                                          -----------------------
Other impaired loans......................    50,574       41,744
Allowance for loan losses  ...............   (26,334)     (21,663)
                                          -----------------------
Other impaired loans, net.................Rs. 24,240   Rs. 20,081
                                          -----------------------
Other impaired loans:
 With a valuation allowance...............Rs. 50,574   Rs. 41,744
 Without a valuation allowance ...........        --           --
                                          -----------------------
Other impaired loans......................Rs. 50,574   Rs. 41,744
                                          =======================

     During the year ended March 31, 2001, interest income of Rs. 1,989 million (2000: Rs. 1,035 million, 1999: Rs. 402 million) was recognized on impaired loans on a cash basis. Gross impaired loans averaged Rs. 76,642 million during the year ended March 31, 2001 (2000: Rs. 63,804 million).

Concentration of credit risk

     Concentration of credit risk exists when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to ICICI's total credit exposure. ICICI's portfolio of financial instruments is broadly diversified along industry and product lines within the country.

11.  Allowance for loan losses

Changes in the allowance for loan losses

     Movements in the allowance for loan losses are set out below:

                                                                   Year ended March 31,
                                                            ------------------------------------
                                                               1999        2000         2001
                                                            ------------------------------------
                                                                       (in millions)
Allowance for loan losses at the beginning of the year......Rs. 22,457   Rs. 28,524   Rs. 34,085
Effect of deconsolidation of subsidiary on allowance for
 loan losses................................................        --           --         (747)
Provisions for loan losses, net of releases of provisions
  as a result of cash collections...........................     6,067        6,363        9,892
                                                            ------------------------------------
                                                                28,524       34,887       43,230
Loans charged-off...........................................        --         (802)     (10,195)
                                                            ------------------------------------
Allowance for loan losses at the end of the year............Rs. 28,524   Rs. 34,085   Rs. 33,035
                                                            ====================================

     Until the year ended March 31, 2000, the parent company followed a policy whereby loan balances were not charged-off against the allowance for loan losses. This policy was in response to the regulatory environment governing debt recovery proceedings in India. During the year ended March 31, 2001, changes in the tax laws necessitated that loan balances deemed unrecoverable be charged-off against the allowance for loan losses. Accordingly, the parent company charged-off significant loan balances deemed unrecoverable during the year ended March 31, 2001.

12. Property and equipment

A listing of property and equipment by asset category is set out below:

                                                       As of March 31,
                                                 -----------------------
                                                     2000         2001
                                                 -----------------------
                                                        (in millions)
Land.............................................Rs.  1,454   Rs.  1,520
Buildings........................................     5,570        5,941
Equipment and furniture..........................     4,238        4,330
Capital work-in-progress.........................     1,867        1,351
Others...........................................       163          355
                                                 -----------------------
Gross value of property and equipment............    13,292       13,497
Accumulated depreciation.........................    (1,517)      (1,458)
                                                 -----------------------
Property and equipment, net......................Rs. 11,775   Rs. 12,039
                                                 =======================

     Depreciation charge for the year ended March 31, 2001, is Rs. 663 million (2000: Rs. 431 million, 1999: Rs. 490 million). Interest capitalized for the year ended March 31, 2001, is Rs. Nil (2000: Rs. 19 million, 1999: Rs. 231 million).

     Land and buildings include certain assets of Rs. 541 million which have not yet been registered in the company's name pending regulatory transfer approvals.

     Property and equipment include certain assets of Rs. 1,196 million acquired through foreclosure of loans, which are intended to be used by the company in its normal business operations.

                        ICICI LIMITED AND SUBSIDIARIES

     Effective April 1, 1999, the parent company changed the method of accounting for depreciation of property and equipment from the written-down value method to the straight-line method. Under the written-down value method, depreciation is charged over the reducing balance of the fixed asset over its estimated useful life whereas under the straight-line method, the depreciation is charged at a fixed rate on the original cost of the fixed asset over its estimated useful life. The new method of depreciation was adopted to provide an improved measure of the company's capital investment and is consistent with industry practices. The new method has been applied prospectively with a cumulative adjustment for all prior periods.

     The effect of the change on the net income for the year ended March 31, 2000, was Rs. 226 million. The cumulative effect of the change aggregating Rs. 405 million, net of the related income tax effect of Rs. 156 million, to apply retroactively the new method has been included in the statement of income for the year ended March 31, 2000.

     The previously reported amounts for the year ended March 31, 1999 and pro forma amounts assuming the new depreciation method is applied retroactively are set out below:

                                                   Actual       Proforma
                                                 ------------------------
Income before extraordinary items................Rs.  7,226     Rs. 7,347
Earnings per share (Rs.)
Basic ...........................................     15.05         15.31
Diluted .........................................     13.01         13.21

Net income.......................................Rs.  7,518     Rs. 7,639
Earnings per share (Rs.)
Basic ..............................................  15.66         15.91
Diluted .........................................  ...13.52         13.72

13.  Assets held for sale

     The company owns property and equipment, which are to be disposed of through a sale, as the company has shifted operations to a central location. The carrying amount of such assets as of March 31, 2001 was Rs. 13 million (2000: Rs. Nil), which is lower than its fair value.

     As of March 31, 2001, assets held for sale include certain assets of Rs. 828 million (2000: Rs. Nil) acquired through foreclosure of loans.

                        ICICI LIMITED AND SUBSIDIARIES

14.  Intangible assets, net

     A listing of intangible assets by category is set out below:

                                                           Economic
                                                         useful life
                                                          (in years)       As of March 31,
                                                         ------------------------------------
                                                                          2000        2001
                                                                       ----------------------
                                                                             (in millions)
Goodwill ...............................................      5        Rs.  934     Rs. 2,325
Accumulated amortization................................                   (374)         (613)
                                                                       ----------------------
Goodwill, net...........................................                    560         1,712
                                                                       ----------------------
Employee workforce and customer relationships ..........      5               -           135
Accumulated amortization................................                      -           (20)
                                                                       ----------------------
Other intangible assets, net............................                      -           115
                                                                       ----------------------
Intangible assets, net..................................               Rs.  560     Rs. 1,827
                                                                       ======================

15.  Other assets

     Other assets consist of the following:
                                                        As of March 31,
                                                   --------------------------
                                                      2000         2001
                                                   --------------------------
                                                        (in millions)
Debtors............................................Rs.     856    Rs.   1,911
Staff advances.....................................        660            741
Advance taxes......................................     15,000         14,585
Security deposits..................................      1,215            937
Advance for purchases of securities................      1,394          2,766
Prepaid expenses...................................         74            198
Other..............................................      6,369          3,518
                                                   --------------------------
Total..............................................Rs.  25,568    Rs.  24,656
                                                   ==========================

16.  Deposits

     Deposits include demand deposits, which are non-interest-bearing and savings and time deposits, which are interest-bearing. A listing of deposits is set out below:
                                                        As of March 31,
                                                   --------------------------
                                                      2000         2001
                                                   --------------------------
                                                        (in millions)
Interest-bearing
Savings deposits ..................................Rs.   5,332    Rs.      --
Time deposits......................................     77,495          6,072
                                                   --------------------------
                                                        82,827          6,072
Non-interest-bearing
Demand deposits....................................     13,855             --
                                                   --------------------------
Total..............................................Rs.  96,682    Rs.   6,072
                                                   ==========================

                        ICICI LIMITED AND SUBSIDIARIES

     Contractual maturities of deposits as of March 31, 2001, are set out below:

                                                            (in millions)
                                                            ------------
Deposits maturing during the year ending March 31,
2002........................................................Rs.   3,613
2003........................................................        450
2004........................................................      1,335
2005........................................................          3
2006........................................................        671
Thereafter..................................................         --
                                                            -----------
Total deposits..............................................Rs.   6,072
                                                            ===========

     As of March 31, 2001, aggregate of deposits with individual balances greater than Rs. 5 million were Rs. 3,306 million (2000: Rs. 70,176 million).

17.  Short-term borrowings

     Short-term borrowings represent non-trading borrowings with an original maturity of less than one year.

18.  Long-term debt and redeemable preferred stock

Long-term debt

     Long-term debt represents debt with an original maturity of greater than one year. Maturity distribution is based on contractual maturities or earlier dates at which debt is callable at the option of the holder. A significant portion of the long-term debt bears a fixed rate of interest. Interest rates on floating-rate debt are generally linked to the London Inter-bank Offer Rate or similar money market rates. The segregation between fixed-rate and floating-rate obligations is based on the contractual terms.

     A listing of long-term debt as of March 31, 2001, by maturity and interest rate profile is set out below:

                                           Various       Various
                                         fixed-rate    floating-rate   Total
                                         obligations   obligations
                                         ---------------------------------------
                                                       (in millions)
Long-term debt maturing during the
  year ending March 31,.................
2002.................................... Rs. 97,416   Rs.   22,481  Rs. 119,897
2003....................................    103,090         15,100      118,190
2004....................................     86,067         12,800       98,867
2005....................................     37,652          6,946       44,598
2006....................................     46,965          6,247       53,212
Thereafter..............................     56,569         16,077       72,646
                                         --------------------------------------
Total...................................    427,759         79,651      507,410
Less:  Unamortized debt issue cost......                                 (2,385)
                                                                    -----------
Total...................................                            Rs. 505,025
                                                                    ===========

     All long-term debt is unsecured. Debt aggregating Rs. 42,376 million (2000: Rs. 44,419 million) is guaranteed by the government of India.

     Long-term debt is denominated in various currencies. As of March 31, 2001, long-term debt comprises Indian rupee debt of Rs. 404,017 million

                        ICICI LIMITED AND SUBSIDIARIES

(2000: Rs. 342,816 million) and foreign currency debt of Rs. 101,008 million (2000: Rs. 93,504 million).

Indian rupee debt

     A listing of major category of Indian rupee debt is set out below:

                                                       As of March 31,
                              ---------------------------------------------------------------------
                                       2000                                      2001
                              ---------------------------------------------------------------------
                                           Weighted                 Weighted
                                           average                  average               Average
                                           interest                 interest              residual
Category                         Amount      rate        Amount       rate       Range    maturity
                              ---------------------------------------------------------------------
                                                          (in millions)
Bonds issued to
 institutional/individual
 investors...................  Rs. 310,175   13.7%    Rs. 374,629      12.9%   8.1-16.8%  2.9 years
Bonds eligible for statutory
 reserve requirements(1).....       24,072   10.8%         21,653      11.1%   7.5-12.0%  6.6 years
Borrowings from government
 of India(2).................        8,569   12.3%          7,735      12.4%  11.0-16.0%  5.3 years
                               --------------------------------------------------------------------
Total........................  Rs. 342,816   13.5%    Rs. 404,017      12.8%              3.1 years
                               ====================================================================

(1) Banks in India are required to mandatorily maintain a specified percentage of certain liabilities as cash or in approved securities. These bonds issued by ICICI are approved securities under the rules.
(2) Includes interest-free borrowings from the government of India aggregating Rs. 220 million (2000: Rs. 190 million). The borrowing was initially recorded at its fair value of Rs. 100 million based on the prevailing interest rate of 16% for borrowings of a similar term and risk. Interest is being imputed for each reporting period using this rate.

Foreign currency debt

     A listing of major category of foreign currency debt is set out below:

                                                      As of March 31,
                             --------------------------------------------------------------------
                                     2000                              2001
                             --------------------------------------------------------------------
                                        Weighted                 Weighted
                                         average                  average              Average
                                        interest                 Interest              residual
Category                      Amount      rate        Amount       rate       Range    maturity
                             --------------------------------------------------------------------
                                                       (in millions)
Borrowings from
 international development
 agencies (1) (2)............Rs. 21,244    5.4%     Rs.  21,473      5.6%     0-8.5%   17.6 years
Other borrowings from
 international markets.......    72,260    6.3%          79,535      6.5%     0-9.1%    2.2 years
                             --------------------------------------------------------------------
Total........................Rs. 93,504    6.1%     Rs. 101,008      6.3%               5.5 years
                             ====================================================================

(1) These borrowings have been raised under specific lines of credit from international development agencies. The borrowings have lender-imposed restrictions that limit the use of the funds for specified purposes, which include lending to specified sectors.
(2) As of March 31, 2001, under these lines of credit, the company has an unutilized option to borrow Rs. 9,468 million as per an agreed schedule over a period of 5 years at various interest rates.

Convertible debt

     Included in long term debt were the folowing convertible issues:

     12.5% convertible debentures

     The 12.5% convertible debentures were convertible into common stock by July 18, 1999, either at par or at a premium not exceeding Rs. 5 per common share, to be

                        ICICI LIMITED AND SUBSIDIARIES
decided by the board of directors of ICICI. During the year ended
March 31, 2000, the debentures were converted into 34.5 million common shares at a premium of Rs. 5 per share aggregating Rs. 518 million. These shares will rank pari passu in all respects with existing common shares of the company except they participated in dividend in respect of the year ended March 31, 2000, on a pro rata basis.

     2.5% US dollar convertible bonds

     The 2.5% US dollar convertible bonds were convertible to common stock at the option of the bondholders before March 3, 2000. The conversion was at a fixed price of Rs. 220 per share. No bondholder exercised the option to convert the bonds. During the year ended March 31, 2001, ICICI redeemed these bonds at par aggregating US$ 200 million.

     3.5% US dollar convertible bonds

     The 3.5% US dollar convertible bonds were convertible to common stock at the option of the bondholder on or before April 1, 1999. The conversion was at a fixed price of Rs. 193 per share. If the bonds were not converted by the bondholders, the bondholders had the right to seek redemption at a predetermined price on April 1, 1999. Alternatively, ICICI can seek redemption at par from April 1, 1999 to April 1, 2004. During the year ended March 31, 2000, 63,398 shares were issued to bondholders at Rs. 193 per share. The remaining bonds were redeemed at the predetermined price, aggregating US$ 98.2 million.

     Redeemable preferred stock

     During the year ended March 31, 2001, the company redeemed preferred stock with a face value of Rs. 9,577 million. The stock was issued in 1998 to take advantage of the regulatory developments related to the withdrawal of distribution tax, and the redemption in the current year, as per the terms of issue, was in response to the reinstatement of such tax.

     ICICI issued preferred stock with a face value of Rs. 3,500 million during the year ended March 31, 1998 under the scheme of business combination with ITC Classic Finance Limited. This preferred stock bears a dividend yield of 0.001% and is redeemable at face value after 20 years. The preferred stock was initially recorded at its fair value of Rs. 466 million. Subsequently, interest is being imputed for each reporting period. The imputed interest rate of 10.6% was determined based on the then prevailing interest rate for government of India securities of similar maturity. The carrying amount of this redeemable preferred stock as of March 31, 2001 is Rs. 698 million (2000: Rs. 630 million).

19.  Other liabilities

Interest accrued

     Other liabilities as of March 31, 2001, include Rs. 21,775 million (2000:
Rs. 20,778 million) of interest accrued but not due on borrowings.

                        ICICI LIMITED AND SUBSIDIARIES

Borrowings from Kreditanstalt fur Wiederaufbau

     The company has borrowings from Kreditanstalt fur Wiederaufbau (KfW), an international development agency, under specific lines of credit. The terms of the borrowings provide for limitations on usage, whereby funds can be used only for specified purposes. The borrowings are guaranteed by the government of India.

     With respect to certain borrowings, the terms of the borrowing agreement provide that a portion of the interest payable on the borrowing shall be paid to the government of India instead of the lender. KfW and the government of India have entered into an agreement whereby the interest paid to the government of India is repaid to the company either in the form of a grant or a loan. While the loan is repayable as per a specified schedule, the grants do not have a repayment schedule. The interest amounts received from the government of India bear limitations on usage and are required to be advanced as loans/contributions for specified purposes. Similarly, with respect to certain other borrowings from KfW, the terms of the borrowing agreement provide that a portion of the interest payable on the borrowings shall be retained by ICICI and used to be advanced as loans/contributions for specified purposes.

     The company periodically advances loans/contributions for specified purposes out of these funds and reports such utilizations to the government of India/KfW. However, no time schedule has been specified for the usage of the funds. In the event that the funds are not utilized for specified purposes, the government of India/KfW have the right to require repayment of the grant/retained interest. Additionally, KfW can modify the scope of the specified purposes. The company retains the income derived from the loans made out of the funds. Similarly, it bears the risks of default on the loans.

     The interest repaid by the government of India in the form of grants and the interest retained under the agreement with KfW do not represent contributions as they specify donor-imposed conditions, the breach of which, would enable the donor to demand repayment of the grants/retained interest. Accordingly, the grants/retained interest have been reported as liabilities.

     Other liabilities as of March 31, 2001, include grants of Rs. 1,649 million (2000: Rs. 1,761 million) and retained interest of Rs. 361 million (2000: Rs. 295 million).

20.  Common stock

     ICICI presently has only one class of common stock. In the event of liquidation of the affairs of the company, all preferential amounts, if any, shall be discharged by the company. The remaining assets of the company, after such discharge shall be distributed to the holders of common stock in proportion to the common stock held by shareholders.

     During the year ended March 31, 2000, ICICI issued 32 million American Depositary Shares (ADS) representing 161 million common shares. The common stock represented by the ADS are similar to other common stock, except for voting rights. While every holder of common stock, as reflected in the records of the company, has one vote in respect of each share held, the ADS have no voting rights due to a condition contained in the approval of the offering from the Ministry of Finance of India. Under the depositary agreement, the depositary of the ADS will vote as directed by the Board of directors of ICICI limited.

                        ICICI LIMITED AND SUBSIDIARIES

     Additionally, during the year ended March 31, 2000, ICICI issued 68 million common shares to institutional investors in India through a private placement and 41 million common shares through a public offering in India.

21.  Retained earnings and dividends

     Retained earnings as of March 31, 2001, include profits aggregating Rs. 11,875 million and Rs. Nil (2000: Rs. 1,110 million and Rs. 1,039 million), which are not distributable as dividends under Indian Company and Banking law respectively. These relate to profits on redemption of preferred stock and requirements regarding earmarking a part of profits under banking laws.

     Retained earnings as of March 31, 2001, include reserves of Rs. 9,208 million (2000: Rs. 9,200 million) earmarked under Indian tax laws to avail tax benefits and which are not distributable as dividends. Any transfer of balances from such earmarked reserves would result in withdrawal of the tax exemption on the transferred amounts.

     Indian statutes mandate that dividends be declared out of distributable profits only after the transfer of a specified percentage of net income, computed in accordance with current regulations, to reserves. Should the company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of common stock in proportion to the number of shares held to the total common stock outstanding as on that date. Issuances of common stock during a period would be entitled to dividend on a pro rata basis based on the date of issuance. Additionally, the remittance of dividends outside India is governed by Indian statutes on foreign exchange transactions. Dividend payments are also subject to dividend taxes applicable at the time of the declaration.

                        ICICI LIMITED AND SUBSIDIARIES

22.  Earnings per share

     A computation of the earnings per share is set out below:

                                                                                    Year ended March 31,
                                           ----------------------------------------------------------------
                                                  1999                  2000                 2001
                                           ----------------------------------------------------------------
                                                       Fully                  Fully               Fully
                                              Basic   diluted      Basic     diluted     Basic   diluted
                                           ----------------------------------------------------------------
                                                    (in millions, except earnings per share data)
Earnings
Net income before extraordinary items and
 cumulative effect of accounting change
 (before dilutive impact)..................Rs. 7,226  Rs. 7,226  Rs. 9,082  Rs.  9,082  Rs. 6,630  Rs. 6,630
Interest on convertible debt instruments...       --        276         --         132         --         --
Contingent issuances of
 subsidiaries/affiliates...................       --         --         --          --         --        (25)
                                           -----------------------------------------------------------------
Net income before extraordinary items
  and cumulative effect of accounting
  change (adjusted for full dilution)......    7,226      7,502      9,082       9,214      6,630      6,605
Extraordinary items, net of tax............      292        292         --          --         --         --
Cumulative effect of accounting change,
 net of tax................................       --         --        249         249         --         --
                                           -----------------------------------------------------------------
Net income (adjusted for full dilution)....    7,518      7,794      9,331       9,463      6,630      6,605
                                           -----------------------------------------------------------------
Common stock
Weighted-average common stock outstanding..      480        480        646         646        785        785
Dilutive effect of convertible debt
 instruments...............................       --         97         --          41         --         --
Dilutive effect of employee stock options..       --         --         --          --         --         --
                                           -----------------------------------------------------------------
Total......................................      480        577        646         687        785        785
                                           -----------------------------------------------------------------
Earnings per share
Net income before extraordinary items and
 cumulative effect of accounting change ...    15.05      13.01      14.06       13.41       8.44       8.41
Extraordinary items........................     0.61       0.51         --          --         --         --
Cumulative effect of accounting change ....       --         --       0.39        0.36         --         --
                                           -----------------------------------------------------------------
Net income.................................Rs. 15.66  Rs. 13.52  Rs. 14.45   Rs. 13.77  Rs.  8.44  Rs.  8.41
                                           -----------------------------------------------------------------

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

     Options to purchase 2,323,750 equity shares and 2,922,500 equity shares granted to employees at a weighted average exercise price of Rs. 85.5 and Rs.
133.4 were outstanding during the year ended March 31, 2000 and 2001, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

                        ICICI LIMITED AND SUBSIDIARIES

23.  Regulatory capital

     Under Indian regulations, the parent company, ICICI Bank and ICICI Securities (a consolidated subsidiary) are required to maintain a minimum total capital adequacy ratio of 9%, 9% and 15% respectively. Further, the parent company and ICICI Bank are required to maintain a minimum Tier I capital adequacy ratio of 4.5%.

     The capital adequacy ratio is required to be calculated in line with the guidelines issued by the Reserve Bank of India. The capital adequacy ratio of these entities is set out below:

                                                ICICI Limited      ICICI Bank
                                            ------------------------------------
                                               As of March 31,   As of March 31,
                                            ------------------------------------
                                              2000         2001       2000
                                            ------------------------------------
Tier I capital adequacy ratio...............  11.5%        9.7%       17.4%
Tier II capital adequacy ratio..............   5.8%        5.0%        2.2%
                                            ------------------------------------
Total capital adequacy ratio................  17.3%       14.7%       19.6%
                                            ====================================

     ICICI Securities had a total capital adequacy ratio of 30.7% and 27.8% as of March 31, 2000 and 2001 respectively.

24.  Regulated investments

     Under Indian regulations, ICICI Bank is required to maintain a specified percentage of its net demand and time liabilities as cash balances or in the form of investments in approved securities. The amount required to be maintained as of March 31, 2000, was Rs. 20,570 million. As of March 31, 2000, ICICI Bank was in compliance with such regulated investment requirements.

     Additionally, ICICI Bank is required under Indian regulations to maintain specified cash balances with the Reserve Bank of India that are subject to withdrawal and usage restrictions. As of March 31, 2000, cash and cash equivalents include Rs. 6,904 million maintained as cash balances with the Reserve Bank of India under these regulations.

25.  Segmental disclosures and related information

Segmental disclosures

     SFAS 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for the reporting of information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The varied financial services activities of ICICI are carried out by a number of legal entities. Thus, while the parent company focuses primarily on medium-term and long-term project financing, other activities such as commercial banking, investment banking, retail distribution, broking and venture capital financing are conducted by subsidiaries/ affiliates. Each subsidiary/affiliate focuses on specific activities and represents an

                        ICICI LIMITED AND SUBSIDIARIES
operating segment.

     The project financing segment (ICICI Limited) provides medium-term and long-term project and infrastructure financing, securitization and factoring and lease financing. The commercial banking segment (ICICI Bank) provides working capital finance and foreign exchange services to clients. Further, it provides deposit and loan products to retail customers. The investment banking segment (ICICI Securities) deals in the debt, equity and money markets and provides corporate advisory products such as mergers and acquisition advice, loan syndication advice and issue management services.

     As discussed in Note 2, the results of ICICI Bank, which represents the commercial banking segment, are reported by equity method with effect from April 1, 2000. However, for management reporting, the entire results of ICICI Bank continue to be reported as if the business were a consolidated entity. The segment information presented is consistent with the management reporting.

     The profit and loss of reportable segments is set out below:

                      -----------------------------------------------------------------------------------------------------
                               Project financing                Commercial banking                Investment banking
                      -----------------------------------------------------------------------------------------------------
                              Year ended March 31,             Year ended March 31,              Year ended March 31,
                      -----------------------------------------------------------------------------------------------------
                          1999       2000        2001       1999       2000        2001       1999       2000       2001
                      -----------------------------------------------------------------------------------------------------
                                                                 (in millions)
Income from external
customers
Interest income ......Rs. 63,885  Rs. 70,603  Rs. 77,438  Rs. 5,471  Rs. 8,434  Rs. 12,206  Rs. 1,384  Rs. 2,176  Rs. 1,888
Other income..........     3,987       6,264       6,207        844      1,718       1,682        338        722        943
Income from other
 operating segments
Interest income ......       410         498         832         --         --         200        123        181        142
Other income..........       144         118         550         11         41          72         26         36         11
                      -----------------------------------------------------------------------------------------------------
Total income..........    68,426      77,483      85,027      6,326     10,193      14,160      1,871      3,115      2,984

Interest expense......    52,800      59,840      65,424      4,255      6,656       8,408      1,103      1,467      1,633
Depreciation .........       276         330         469        175        201         352         24         18         15
Provision for loan
 losses...............     5,497       5,847       9,840        465        427       1,082        106         76         13
Other expenses........     2,423       3,710       2,886        625      1,128       2,752        343        383        447
                      -----------------------------------------------------------------------------------------------------
Income before taxes...     7,430       7,756       6,408        806      1,781       1,566        295      1,171        876
Income tax expense....       834         890        (520)       201        379         258         97        401        370
Gains on extinguishment
 of debt, net of tax..       292          --          --         --         --          --         --         --         --

Cumulative effect of
 accounting change,
 net of tax...........        --         249          --         --         --          --         --         --         --
                      -----------------------------------------------------------------------------------------------------
Net income............Rs.  6,888       7,115       6,928        605      1,402       1,308        198        770        506
                      =====================================================================================================

        A listing of certain assets of reportable segments is set out below:

                                                         As of March 31,
                                  ---------------------------------------------------------------
                                    Project financing   Commercial banking   Investment banking
                                  ---------------------------------------------------------------
                                     2000       2001      2000        2001     2000      2001
                                  ---------------------------------------------------------------
                                                           (in millions)
Property and equipment............Rs. 8,986  Rs. 9,649  Rs. 2,097  Rs. 4,059  Rs. 130  Rs. 123
Investments in affiliates.........      264      7,868        --        --        --         --

     Transactions between reporting segments are at arms-length and are accounted similar to transactions with external parties.

                        ICICI LIMITED AND SUBSIDIARIES

     A reconciliation between the segment income and consolidated totals of ICICI is set out below:

                    -----------------------------------------------------------------------------------------------------
                              Total income                   Income before taxes                  Net income
                    -----------------------------------------------------------------------------------------------------
                           Year ended March 31,              Year ended March 31,             Year ended March 31,
                    -----------------------------------------------------------------------------------------------------
                        1999       2000        2001       1999        2000       2001       1999       2000      2001
                    -----------------------------------------------------------------------------------------------------
                                                    (in millions)
Project financing...Rs. 68,426  Rs. 77,483  Rs. 85,027  Rs. 7,430  Rs.  7,756  Rs. 6,408  Rs. 6,888  Rs. 7,115  Rs. 6,928
Commercial
  banking..........      6,326      10,193      14,160        806       1,781      1,566        605      1,402      1,308
Investment
  banking..........      1,871       3,115       2,984        295       1,171        876        198        770        506
Other operating
  segments.........        748       1,538       5,458        207         783         90        145        420         --
Elimination of
  commercial
  banking..........         --          --     (14,160)        --          --     (1,566)        --         --     (1,308)
Other eliminations.       (936)     (1,795)     (3,062)      (318)       (376)      (625)      (318)      (376)      (804)
                    -----------------------------------------------------------------------------------------------------
Consolidated total. Rs. 76,435  Rs. 90,534  Rs. 90,407  Rs. 8,420  Rs. 11,115  Rs. 6,749  Rs. 7,518  Rs. 9,331  Rs. 6,630
                    =====================================================================================================

     A reconciliation between the segment assets and consolidated totals of ICICI is set out below:

                                                      As of March 31,
                                                 ------------------------
                                                    2000         2001
                                                 ------------------------
                                                       (in millions)
Project financing................................Rs. 629,826  Rs. 700,544
Commercial banking...............................    131,371      220,008
Investment banking...............................     23,255       17,619
Other operating segments(1)......................      8,498       41,584
Elimination of commercial banking ...............         --     (220,008)
Other eliminations...............................    (18,671)     (19,302)
                                                 ------------------------
Consolidated total...............................Rs. 774,279  Rs. 740,445
                                                 ========================

(1) Includes assets of Rs. 27,106 million as of March 31, 2001 (2000: Rs. 4,537 million) of the personal financial services business that are reported separately to the chief operating decision maker.

Geographic distribution

     The business operations of ICICI are largely concentrated in India. Activities outside India are restricted to resource mobilization in the international markets and operations of certain software development and services subsidiaries in the United States. The income, assets and net income attributable to foreign operations are immaterial.

Major customers

     ICICI provides banking and financial services to a wide base of customers. There is no major customer which contributes more than 10% of total income.

26.  Employee benefits

Gratuity

     In accordance with Indian regulations, ICICI provides for gratuity, a defined benefit retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective

                        ICICI LIMITED AND SUBSIDIARIES
employee's salary and the years of employment with ICICI. The gratuity benefit provided by ICICI to its employees is equal to or greater than the statutory minimum.

     In respect of the parent company, the gratuity benefit is provided to the employees through a fund set-up by ICICI. ICICI is responsible for settling the gratuity obligation through contributions to the fund. The plan is fully funded.

     In respect of the remaining entities within the group, the gratuity benefit is provided through annual contributions to a fund administered and managed by the Life Insurance Corporation of India. Under this scheme, the settlement obligation remains with ICICI, although the Life Insurance Corporation of India administers the scheme and determines the contribution premium required to be paid by ICICI.

     The following table sets forth the funded status of the plans and the amounts recognized in the financial statements:

                                                               As of March 31,
                                                              -----------------
                                                               2000      2001
                                                              -----------------
                                                               (in millions)
Change in benefit obligations
Projected benefit obligations at beginning of the year........Rs. 178   Rs. 146
Divestitures..................................................     --       (12)
Service cost..................................................     17        12
Interest cost.................................................     19        16
Expected benefits payments....................................     (4)       (6)
Actuarial (gain)/loss on obligations..........................    (64)       51
                                                               ----------------
Projected benefit obligations at the end of the year..........    146       207
                                                               ----------------
Change in plan assets
Fair value of plan assets at beginning of the year............    189       160
Divestitures..................................................     --       (17)
Expected return on plan assets................................     23        16
Employer contributions........................................     16        59
Actual benefits paid..........................................    (68)      (16)
Actuarial (gain)/loss.........................................     --        11
                                                               ----------------
Plan assets at the end of the year............................    160       213
                                                               ----------------
Funded status.................................................     14         6
Unrecognized actuarial loss...................................     16        66
Unrecognized transitional obligation..........................    (23)      (21)
Unrecognized prior service cost...............................     11        10
                                                               ----------------
Net prepaid gratuity cost.....................................Rs.  18   Rs.  61
                                                               ----------------

                        ICICI LIMITED AND SUBSIDIARIES

     The components of the net gratuity cost are set out below:

                                                                    Year ended March 31,
                                                              ----------------------------------
                                                                 1999       2000       2001
                                                              ----------------------------------
                                                                       (in millions)
Service cost.................................................  Rs.   10    Rs.   17    Rs.  12
Interest cost................................................        16          19         16
Expected return on assets....................................       (19)        (23)       (16)
Amortization of transition asset/liability...................        (1)         (1)        (1)
Amortization of prior service cost...........................        --          --          1
Actuarial (gain)/loss........................................        --          (1)        --
                                                              ----------------------------------
Net gratuity cost............................................   Rs.   6    Rs.   11    Rs.  12
                                                              ==================================

     The actuarial assumptions used in accounting for the gratuity plan are given below:

                                                         As of March 31,
                                                      -----------------------
                                                         2000       2001
                                                      -----------------------
Discount rate.......................................         12%        11%
Rate of increase in the compensation levels.........       8-10%        10%
Rate of return on plan assets.......................      11-12%      10.5%

     As of March 31, 2001, of the total plan assets, Rs. 8 million (2000: Rs. 13 million) has been invested in debt securities of the parent company.

Superannuation

     The permanent employees of ICICI are entitled to receive retirement benefits under the superannuation scheme operated by ICICI. Superannuation is a defined contribution plan under which ICICI contributes annually a sum equivalent to 15% of the employee's eligible annual salary to the fund manager, Life Insurance Corporation of India, which undertakes to pay the lump sum and annuity benefit payments pursuant to the scheme. ICICI contributed Rs. 51 million to the superannuation plan for the year ended March 31, 2001 (2000: Rs. 62 million, 1999: Rs. 46 million).

Provident fund

     In accordance with Indian regulations, all employees of ICICI are entitled to receive benefits under the provident fund plan through a defined contribution plan in which both the employee and ICICI contribute monthly at a determined rate. These contributions are made to a fund set-up by ICICI and administered by a Board of Trustees. Further, in the event the return on the fund is lower than 11% (current guaranteed rate of return to the employees), such difference is contributed by ICICI and charged to the statement of income. ICICI contributed Rs. 55 million to the provident fund plan for the year ended March 31, 2001 (2000: Rs. 52 million, 1999: Rs. 45 million).

27.  Voluntary retirement scheme

     During the year ended March 31, 2000, ICICI terminated the employment of 223 employees through a Voluntary Retirement Scheme (Scheme). The Scheme covered several levels of employees, who met specific conditions relating to age and period of employment with ICICI. Costs of employee termination under the Scheme aggregating Rs. 232 million have been expensed as employee costs in the statement of income for the

                         ICICI LIMITED AND SUBSIDIARIES
year ended March 31, 2000. Costs aggregating Rs. 81 million have been paid during the year ended March 31, 2000, while the balance amounts were payable per an agreed schedule.

     In July 2000, ICICI extinguished its unpaid liability of Rs. 141 million by purchasing an annuity policy from the Life Insurance Corporation of India for a consideration of Rs. 157 million. Through the annuity policy, ICICI was legally released from being the primary obligor under the liability. The difference between the carrying amount of the liability and the amount paid to Life Insurance Corporation of India is recognized through the statement of income.

28.  Extraordinary gain

     During the year ended March 31, 1999, ICICI extinguished debt by re-purchasing foreign currency bonds from the international markets. The bonds were repurchased at discounts to their face values resulting in a gain of Rs. 449 million. This gain, net of the related income tax effect of Rs. 157 million, is disclosed as an extraordinary gain.

29.  Employee Stock Option Plan

ICICI Limited

     In August 1999, ICICI Limited approved an Employee Stock Option Plan (ICICI Plan). Under the ICICI Plan, ICICI is authorized to issue upto 39.27 million equity shares to eligible employees. Eligible employees are granted an option to purchase shares subject to vesting and performance conditions. The options vest in a graded manner over 3 years with 20%, 30% and 50% of the options vesting at the end of each year. In the event that an employee does not meet the performance condition specified for an individual year, the options vesting during that year would be forfeited. The options can be exercised within 10 years from the date of the grant.

     Due to the performance condition, the ICICI Plan was initially accounted as a variable plan. During the year ended March 31, 2000, ICICI Limited recorded compensation cost of Rs. 97 million based on the excess of the quoted market price as of March 31, 2000, over the exercise price. The compensation is amortized over the vesting period.

     In April 2000, the ICICI Plan was modified to eliminate the performance condition.The date of modification qualified as the measurement date to record compensation cost. As the quoted market price on the measurement date closely approximated the price as of March 31, 2000, the previously recorded compensation was not adjusted.

     Subsequent awards, during the year ended March 31, 2001, qualify as fixed awards and ICICI has not recorded any compensation cost on these awards as the exercise price was equal to the quoted market price of underlying equity shares on the grant date.

     Compensation expense under the ICICI Plan for the year ended March 31, 2001 is Rs. 38 million (2000: Rs. 27 million, 1999: Rs. Nil).

                         ICICI LIMITED AND SUBSIDIARIES

ICICI Bank

     In February 2000, ICICI Bank approved an Employee Stock Option Plan (Bank
Plan). Under the Bank Plan, ICICI Bank is authorized to issue up to 9.84 million equity shares to its employees and employees of the parent company. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest in a graded manner over 3 years with 20%, 30% and 50% of the options vesting at the end of each year. The options can be exercised within 10 years from the date of the grant.

     During the year ended March 31, 2000, ICICI has not recorded any compensation cost as the exercise price was equal to the quoted market price of the underlying equity shares on the grant date.

ICICI Infotech

     In April 2000, ICICI Infotech approved an Employee Stock Option Plan (Infotech Plan). Under the Infotech Plan, ICICI Infotech is authorized to issue up to 12 million equity shares to its employees and employees of the parent company. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest in a graded manner over 3 years with 20%, 30% and 50% of the options vesting at the end of each year. The options can be exercised within 10 years from the date of the grant.

     During the year ended March 31, 2001, ICICI has not recorded any compensation cost as the exercise price was equal to the fair value of the underlying equity shares on the grant date. As shares of ICICI Infotech are not quoted on exchanges, the fair value represents management's best estimates considering all available factors.

ICICI Venture

     In July 2000, ICICI Venture, a consolidated subsidiary, approved an Employee Stock Option Plan (Venture Plan). Under the Venture Plan, ICICI Venture is authorized to issue up to 125,000 equity shares to its employees and employees of the parent company and other consolidated subsidiaries within the group. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest over a period of 3 years. The options can be exercised within 10 years from the date of the grant.

     During the year ended March 31, 2001, ICICI has not recorded any compensation cost as the exercise price was equal to the fair value of the underlying equity shares on the grant date. As shares of ICICI Venture are not quoted on exchanges, the fair value represents management's best estimates considering all available factors.

                         ICICI LIMITED AND SUBSIDIARIES

Stock option activity

     Stock option activity under the above stock option plans is set out below:

                                                     Year ended March 31, 2000
                                  --------------------------------------------------------------
                                         ICICI Limited                    ICICI Bank
                                  --------------------------------------------------------------
                                  Option           Exercise price      Option      Exercise price
                                  shares           and grant date      shares      and grant date
                                  outstanding      fair value        outstanding    fair value
                                  --------------------------------------------------------------
Outstanding at the beginning of
the year.......................           --        Rs.     --            --        Rs.     --
Granted during the year........    2,323,750              85.5     1,788,000             171.9
Forfeited during the year......           --                --       (75,000)            171.9
Exercised during the year......           --                --            --                --
                                  ------------                  --------------
Outstanding at the end of
  the year.....................    2,323,750                       1,713,000
                                  ============                  ==============
Exercisable at the end
  of the year..................           --                --            --                --

                                                           Year ended March 31, 2001
                                    -------------------------------------------------------------------------------------
                                         ICICI Limited               ICICI Infotech                ICICI Venture
                                    -------------------------------------------------------------------------------------
                                    Option    Exercise price     Option     Exercise price     Option     Exercise price
                                    shares     and grant         shares      and grant         shares      and grant
                                 outstanding  date fair value  outstanding  date fair value  outstanding  date fair value
                                -----------------------------------------------------------------------------------------
  Outstanding at the
   beginning of the year.......  2,323,750      Rs. 85.5               --     Rs.   --              --         Rs.    --
  Granted during the year......  2,922,500         133.4        2,344,800         37.5          81,400               835
  Forfeited during the year....   (120,400)         85.5         (103,400)        37.5          (2,500)              835
  Exercised during the year....    (32,500)         85.5               --           --              --                --
                                 ----------                   -----------                  -----------
  Outstanding at the end of
    the year...................  5,093,350                      2,241,400           --          78,900
                                 ==========                   ===========                  ===========
  Exercisable at the end of
    the year...................   462,350           85.5               --           --              --                --


Pro forma disclosure

     The company has adopted the pro forma disclosure provisions of SFAS 123. Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS 123, the company's net income and earnings per share as reported would have changed to the amounts indicated below:

                                                                        Year ended March 31,
                                                                       -------------------------
                                                                         2000         2001
                                                                       -------------------------
Net income (in millions)
As reported............................................................Rs..9,331   Rs.  6,630
Adjusted ..................................................................9,335        6,539
Earnings per share:  Basic (in Rs. )
As reported................................................................14.45         8.44
Adjusted ..................................................................14.46         8.33
Earnings per share:  Diluted (in Rs. )
As reported................................................................13.77         8.41
Adjusted ..................................................................13.77         8.29

                         ICICI LIMITED AND SUBSIDIARIES

     The fair value of the options is estimated on the date of the grant using the Black-Scholes options pricing model, with the following assumptions:

                                         ICICI Limited   ICICI Bank  ICICI Infotech  ICICI Venture

                                         ---------------------------------------------------------
Dividend yield............................     5.9%         0.7%          6.4%             2.4%
Expected life............................. 10 years      3 years      10 years         10 years
Risk free interest rate...................    10.4%          11%         10.6%            11.4%
Volatility................................      30%          30%            0%               0%

30.  Income taxes

Components of deferred tax balances

     The tax effects of significant temporary differences are reflected through a deferred tax asset/liability, which is included in the balance sheet of ICICI.

     The components of the deferred tax balances are set out below:

                                                                             As of March 31,
                                                                          -----------------------
                                                                             2000          2001
                                                                          -----------------------
                                                                              (in millions)
Deferred tax assets
Provision for loan losses.................................................Rs.  5,169  Rs.10,420
Unrealized losses on securities available for sale.............................  795      1,282
Investments in trading securities..............................................   --         36
Unearned income................................................................  615      1,050
Other than temporary diminution in the value of securities available for
sale...........................................................................  401      1,366
Capital loss carryforward......................................................   57         53
Business loss carryforward.....................................................   --        105
Minimum alternate tax credit carryforward......................................  940        207
Other..........................................................................   26        470
                                                                          -----------------------
Total deferred tax asset.......................................................8,003     14,989
                                                                          -----------------------

Deferred tax liabilities
Property and equipment....................................................... (8,190)   (10,334)
Unrealized gains on securities available for sale..............................   (9)       (15)
Investments in trading securities..............................................  (27)        --
Increase in carrying value on direct issuance of stock by subsidiary...........   --       (505)
Undistributed earnings of subsidiary and affiliates............................   --       (227)
Other.......................................................................... (215)      (127)
                                                                          -----------------------
Total deferred tax liability................................................. (8,441)   (11,208)
                                                                          -----------------------

Net deferred tax asset/(liability) .......................................Rs.  (438)  Rs. 3,781
                                                                          =======================
Current ..................................................................Rs.   314         493
Non-current ...................................................................(752)      3,288

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the company will realize the benefits of those deductible differences. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

     As of March 31, 2001, ICICI has a deferred tax asset for capital loss carryforward, of which Rs. 27 million and Rs. 26 million will expire on March 31, 2005

                         ICICI LIMITED AND SUBSIDIARIES
and 2006 respectively. Further, ICICI has a deferred tax asset for minimum alternate tax credit amounting to Rs. 207 million which will expire on March 31, 2005.

     The Indian operations of ICICI Infotech are exempt from Indian income taxes, being profits attributable to export operations and profits from undertakings situated in software technology and hardware technology parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of ten consecutive years. During the year ended March 31, 2001, ICICI Infotech incurred a tax loss of Rs. 19 million (2000: Rs. Nil).

     In the financial statements of the company for the year ended March 31, 2001 signed and issued by the board of directors on May 3, 2001, deferred tax assets amounting to Rs. 817 million arising on account of provision for other than temporary diminution in the value of investments classified as 'available for sale' were not recognized due to an error in accounting for deferred income taxes. This error has been rectified in the consolidated financial statements for the year ended March 31, 2001 presented herein and filed with the Securities and Exchange Commission on Form 20-F in September 2001 as set out below.

                                                               ---------------- ------------------
                                                               As reported in    As adjusted and
                                                                  May 2001       Reported herein
                                                               ---------------- ------------------
                                                                (in millions except share data)
Deferred tax assets........................................      Rs.     3,770      Rs.     4,587
Retained earnings..........................................             33,379             34,196
Income tax expense.........................................                936                119
Net income.................................................              5,813              6,630
EPS - basic................................................               7.40               8.44
EPS - diluted..............................................      Rs.      7.37      Rs.      8.41

Reconciliation of tax rates

     The following is the reconciliation of expected income taxes at the statutory income tax rate to income tax expense as reported:

                                                                       Year ended March 31,
                                                                 ---------- ----------- ----------
                                                                   1999        2000       2001
                                                                 ---------- ----------- ----------
                                                                          (in millions)
Income before income taxes ..................................... Rs. 8,420  Rs. 11,115  Rs. 6,749
Statutory tax rate..............................................        35%       38.5%     39.55%
Income tax expense at the statutory tax rate....................     2,947       4,279      2,669
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions......    (1,184)     (1,218)      (542)
Exempt interest and dividend income.............................      (706)     (1,625)      (525)
Income charged at rates other than statutory tax rate...........        28        (239)      (974)
Changes in the statutory tax rate...............................        --          16       (192)
Expenses disallowed for tax purposes............................       405         419        179
Tax on undistributed earnings of subsidiary and
affiliates......................................................        --          --        227
Other...........................................................      (296)        401       (723)
                                                                 ---------- ----------- ----------
Income tax expense reported..................................... Rs. 1,194   Rs. 2,033  Rs.   119
                                                                 ========== =========== ==========

                         ICICI LIMITED AND SUBSIDIARIES

Components of income tax expense from continuing operations

     The components of income tax expense/(benefit) from continuing operations are set out below:

                                                                       Year ended March 31,
                                                                 ---------------------------------
                                                                   1999        2000       2001
                                                                 ---------------------------------
                                                                          (in millions)
Current......................................................... Rs.  1,125  Rs.  2,136  Rs. 4,458
Deferred........................................................         69        (103)    (4,339)
                                                                 ---------- ----------- ----------
Income tax expense reported.....................................  Rs. 1,194   Rs. 2,033  Rs.   119
                                                                 ========== =========== ==========

Allocation of income taxes

     The total income tax expense/(benefit) was recorded as follows:

                                                                     Year ended March 31,
                                                               ----------------------------------
                                                                 1999        2000       2001
                                                               ----------------------------------
                                                                        (in millions)
Income from continuing operations............................  Rs. 1,194   Rs. 2,033  Rs.   119
Extraordinary gain...........................................        157          --         --
Cumulative effect of accounting change.......................         --         156         --
Unrealized gain/(loss) on securities available for sale .....       (297)         721      (481)
Increase in carrying value on direct issuance of stock by
subsidiary...................................................         --          --        605
                                                               ----------------------------------
Income tax expense/(benefit) recorded........................  Rs. 1,054   Rs. 2,910  Rs.   243
                                                               ==================================

31.   Commitments and contingencies

Loan commitments

     ICICI has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 70,981 million as of March 31, 2001 (2000: Rs. 78,440 million). The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower's ability to maintain specific credit standards.

Guarantees

     As a part of its project financing and commercial banking activities, ICICI has issued guarantees to enhance the credit standing of its customers. These generally represent irrevocable assurances that ICICI will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years.

     The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Fees are recognized over the term of the facility.

                         ICICI LIMITED AND SUBSIDIARIES

     Details of guarantees outstanding are set out below:

                                                    As of March 31,
                                                --------------------------
                                                   2000         2001
                                                --------------------------
                                                     (in millions)
          Financial guarantees................. Rs.  46,253   Rs.  53,167
          Performance guarantees...............      11,811        6,083
                                                --------------------------
          Total................................ Rs.  58,064   Rs. 59,250
                                                ==========================

Capital commitments

     ICICI is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature which have been committed. As of the balance sheet date, work had not been completed to this extent. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 681 million as of March 31, 2001 (2000: Rs. 808 million).

Tax contingencies

     Various tax-related legal proceedings are pending against ICICI. Potential liabilities, if any, have been adequately provided for, and the company does not estimate any incremental liability in respect of these proceedings.

Litigation

     In January 2001, certain international banks filed a claim against ICICI before the English Courts at London challenging certain transactions between ICICI and a borrower to whom both ICICI and the plaintiffs are lenders. These transactions relate to certain lease, brand-financing and investment agreements between ICICI and the borrower. Such transactions aggregate approximately Rs. 5,700 million. The plaintiffs allege that such specified transactions breach the Security Agent and Trust Agreement between ICICI and the plaintiffs, whereby ICICI was appointed as a trustee for the plaintiffs.

     The plaintiffs have sought:

     o    A declaration that the specified transactions are void;

     o Damages and/or compensation equal to the sum of money sufficient to compensate each of the plaintiffs for loss of security;

     o    Interest in equity computed in quarterly rests and/or pursuant to
          Section 35A of the UK Supreme Court Act of 1981; and

     o    Costs of litigation.

     The litigation is in its early stages and as the claims are unparticularized, no estimate of the interest, damages and costs claimed can be quantified currently. ICICI has denied all claims of the plaintiffs and is contesting the jurisdiction of the English courts to hear the matter.

     Given the preliminary stage of the proceedings, management is unable to make a reasonable assessment of the final outcome of the litigation and accordingly has not recorded any liability associated with this contingency.

                         ICICI LIMITED AND SUBSIDIARIES

     In addition to the litigation noted above, ICICI is from time to time subject to routine litigation incidental to its business.

     Management believes, based on consultation with counsel, that the ultimate resolution of the above litigations will not have a material adverse effect on the company's results of operations, financial condition, or liquidity. However, the final outcome of the litigations cannot be predicted with certainty, and accordingly, no assurance can be given that the ultimate resolution of the litigations will not have a material impact on the company's results of operations, financial condition or liquidity.

Operating lease commitments

     ICICI has commitments under long-term operating leases principally for premises and automated teller machines. The following is a summary of future minimum lease rental commitments as of March 31, 2001, for non-cancelable leases:

                                                               (in
                                                             millions)
                                                           -------------
Lease rental commitments for the year ending March 31,
2002...................................................... Rs.     136
2003......................................................         128
2004......................................................          65
2005......................................................          56
2006......................................................          33
Thereafter................................................          48
                                                           -----------
Total minimum lease commitments........................... Rs.     466
                                                           ===========

32.  Related party transactions

     ICICI has transactions with its affiliates and directors/employees. The following represent the significant transactions between ICICI and such related parties:

Banking services

     ICICI Bank provided banking services to ICICI on terms that equate those offered to other customers. Non-interest income earned during the year ended March 31, 2001, amounted to Rs. 72 million.

Derivative transactions

     ICICI Bank entered into interest rate swaps and cross currency swaps with ICICI. Contracts aggregating Rs. 2,900 million and Rs. 4,352 million were outstanding as of March 31, 2001, for interest rate swaps and currency swaps respectively. Net interest in respect of these swaps amounted to Rs. 189 million during the year ended March 31, 2001.

     Similarly, ICICI Bank entered into forward foreign exchange contracts with ICICI. Contracts aggregating Rs. 2,262 million were outstanding as of March 31, 2001.

Software development services

     ICICI provided software development services to Tricolor and Pru-ICICI and earned fees of Rs. 8 million during the year ended March 31, 2001.

                         ICICI LIMITED AND SUBSIDIARIES

     ICICI developed software and provided software and hardware support services to ICICI Bank, and earned fees of Rs. 73 million during the year ended March 31, 2001.

Back-office support services

     ICICI set up a common technology infrastructure platform for the group, and ICICI Bank was charged Rs. 94 million during the year ended March 31, 2001, towards communication expenses, backbone infrastructure expenses and data centre costs.

     ICICI provided telephone banking call-centre services and transaction processing services for the credit card operations of ICICI Bank, and earned fees of Rs. 99 million during the year ended March 31, 2001.

Indian rupee debt

     Certain members of management hold bonds issued by ICICI Limited amounting to Rs. 8 million (2000: Rs. 7 million).

Asset management services

     ICICI provided asset management services to TCW and earned fees of Rs. 31 million during the year ended March 31, 2001 (2000: Rs. 27 million, 1999: Rs. 27 million).

Brokerage services

     ICICI provided brokerage services to ICICI Bank and earned fees of Rs. 1 million during the year ended March 31, 2001.

Deposits and borrowings

     During the year ended March 31, 2001, ICICI Bank paid interest on deposits/call borrowings of Rs. 202 million to ICICI.

Lease of premises and facilities

     During the year ended March 31, 2001, ICICI Bank paid rentals of Rs. 193 million to ICICI for lease of premises, facilities and other equipment.

Purchase of assets

     During the year ended March 31, 2001, ICICI Bank purchased certain assets for Rs. 99 million from ICICI.

Expenses for seconded employees

     ICICI Bank paid Rs. 4 million during the year ended March 31, 2001, to ICICI for seconded employees. Similarly, ICICI Bank received Rs. 5 million during the year ended March 31, 2001, from ICICI for employees seconded to ICICI.

                         ICICI LIMITED AND SUBSIDIARIES

Share transfer services

     ICICI provided share transfer services to ICICI Bank and earned fees of Rs. 8 million during the year ended March 31, 2001.

Other transactions

     ICICI undertook a corporate brand advertising campaign for the group, out of which an amount of Rs. 15 million has been recovered from ICICI Bank during the year ended March 31, 2001.

     ICICI set-up Automated Teller Machines for ICICI Bank, and earned fees of Rs. 8 million during the year ended March 31, 2001.

     ICICI marketed retail products for ICICI Bank, and earned fees of Rs. 8 million during the year ended March 31, 2001.

Related party balances

     The following balances payable to/receivable from related parties are included in the balance sheet:

                                                              As of March 31,
                                                             ------------------
                                                               2000      2001
                                                             ------------------
                                                               (in millions)
          Cash and cash equivalents......................... Rs.   --  Rs.4,882
          Loans.............................................       --       192
          Other assets......................................       --       147
          Deposits..........................................       14        --
          Other liabilities.................................       --        55

Employee loans

     ICICI has advanced housing, vehicle and general purpose loans to employees, bearing interest ranging from 2.5% to 3.5%. The tenure of these loans range from 5 years to 25 years. The loans are generally secured by the assets acquired by the employees. Employee loan balances outstanding as of March 31, 2001, of Rs. 762 million (2000: Rs. 773 million) are included in other assets.

33.  Off-balance sheet financial instruments

Foreign exchange and derivative contracts

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

     Forward exchange contracts are commitments to buy or sell at a future date, a currency at a contracted price. Swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices, as applied to a notional principal amount. Option contracts give the purchaser, for a fee, the right,

                         ICICI LIMITED AND SUBSIDIARIES
but not the obligation, to buy or sell within a limited time, a financial instrument or currency at a contracted price that may also be settled in cash, based on differentials between specified indices.

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

     The following table presents the aggregate notional principal amounts of ICICI's outstanding foreign exchange and derivative contracts together with the related balance sheet credit exposure:

                                                             As of March 31,
                                          Notional principal amounts  Balance sheet credit exposure
Particulars                                       (Note 1)                           (Note 2)
                                          --------------------------------------------------------
                                              2000         2001          2000          2001
                                          --------------------------------------------------------
                                                              (in millions)
Interest rate products
Swap agreements (hedge contracts)........  Rs. 40,201  Rs.   48,860  Rs.       --    Rs.     --
Swap agreements (traded contracts).......          --         1,570            --           (5)
                                           -----------------------------------------------------
Total....................................  Rs. 40,201  Rs.   50,430  Rs.       --    Rs.    (5)
                                           =====================================================
Foreign exchange products
Forward contracts (hedge contracts)......  Rs. 48,355            --  Rs.       --    Rs.
Forward contracts (traded contracts).....      56,159           630           309            22
Swap agreements (hedge contracts)........      30,552        23,429            --            --
                                           -----------------------------------------------------
Total....................................  Rs.135,066   Rs.  24,059     Rs.   309    Rs.     22
                                           =====================================================

(1) Notional amounts are key elements of derivative financial instrument agreements. However, notional amounts do not represent the amounts exchanged by the counterparties and do not measure the company's exposure to credit or market risks. The amounts exchanged are based on the notional amounts and other terms of the underlying derivative agreements.
(2) Balance sheet credit exposure denotes the mark-to-market impact of the derivative and foreign exchange products on the reporting date.

34.  Estimated fair value of financial instruments

     ICICI's financial instruments include financial assets and liabilities recorded on the balance sheet, as well as off-balance sheet instruments such as foreign exchange and derivative contracts.

     Fair value estimates are generally subjective in nature, and are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgements made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot necessarily be

                         ICICI LIMITED AND SUBSIDIARIES
substantiated by comparison to independent markets and, in many cases, could be realized in an immediate sale of the instruments.

     Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Disclosure of fair values is not required for certain items such as investment accounted for under the equity method of accounting, obligations for pension and other post-retirement benefits, income tax assets and liabilities, property and equipment, prepaid expenses, core deposit intangibles and the value of customer relationships associated with certain types of consumer loans, particularly the credit card portfolio, and other intangible assets. Accordingly, the aggregate fair value amount presented do not purport to represent, and should not be considered representative of, the underlying market or franchise value of the company. In addition, because of differences in methodologies and assumptions used to estimate fair values, the company's fair values should not be compared to those of other financial institutions.

     The following describes the methods and assumptions used by the company in estimating the fair values of financial instruments.

Cash and cash equivalents

     The carrying amounts reported in the balance sheet approximate fair values because maturities are less than three months.

Trading account assets and liabilities

     Trading account assets and liabilities are carried at fair value in the balance sheet. Values for trading securities are generally based on quoted, or other independent, market prices. Values for interest rate and foreign exchange products are based on quoted, or other independent, market prices, or are estimated using pricing models or discounted cash flows.

Securities

     Fair values are based primarily on quoted, or other independent, market prices. For certain debt and equity investments that do not trade on established exchanges, and for which markets do not exist, estimates of fair value are based upon management's review of the investee's financial results, condition and prospects.

Loans

     The fair values of certain commercial and consumer loans are estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying value of certain other loans approximates fair value due to the short-term and/or repricing characteristics of these loans. For impaired loans, the impairment is considered while arriving at the fair value.

                         ICICI LIMITED AND SUBSIDIARIES

Deposits

     The carrying amount of deposits with no stated maturity or maturities of less than three months is considered to be equal to their fair value. Fair value of fixed-rate time deposits is estimated by discounting contractual cash flows using interest rates currently offered on the deposit products. Fair value for variable-rate time deposits approximates their carrying value. Fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of alternative forms of funding (core deposit intangibles).

Long-term debt, short-term borrowings and redeemable preferred stock

     The fair value of the company's debt, including short-term borrowings, is estimated based on quoted market prices for the issues for which there is a market, or by discounting cash flows based on current rate available to the company for similar types of borrowing arrangements.

Off-balance sheet instruments

     Fair values for off-balance sheet instruments are estimated based on quoted market prices or dealer quotes, and represent what the company would receive or pay to execute a new agreement with similar terms considering current interest rates. The fair values of interest rate and foreign exchange contracts used to manage interest rate, currency and market risk are estimated based on market information and other relevant characteristics using pricing models.

                         ICICI LIMITED AND SUBSIDIARIES

     A listing of the fair values by category of financial assets and financial liabilities is set out below:

                                                 As of March 31,             As of March 31,
                                                       2000                        2001
                                            -----------------------------------------------------
                                               Carrying  Estimated       Carrying      Estimated
                                                 value   fair value        value       fair value
                                            -----------------------------------------------------
                                                               (in millions)
Financial assets
Trading account assets..................... Rs.  57,396  Rs.  57,396     Rs.  18,878  Rs.  18,878
Securities (1).............................      18,871       18,925          20,115       20,172
Loans (2)..................................     561,448      571,453         602,023      603,810
Other financial assets (3).................      83,464       83,464          33,702       33,702
                                            -----------------------------------------------------
Total...................................... Rs. 721,179  Rs. 731,238     Rs. 674,718      676,562
                                            =====================================================
Financial liabilities
Interest-bearing deposits.................. Rs.  82,827  Rs.  83,217     Rs.   6,072        6,100
Non-interest-bearing deposits..............      13,855       13,855              --           --
Trading account liabilities................      19,263       19,263          12,483       12,483
Short-term borrowings......................      68,495       68,495          87,512       88,025
Long-term debt.............................     436,320      455,604         505,025      520,188
Redeemable preferred
stock......................................      10,207       10,314             698          709
Other financial liabilities (4)............      12,333       12,333           2,715        2,715
                                            -----------------------------------------------------
Total...................................... Rs. 643,300  Rs. 663,081     Rs. 614,505  Rs. 630,220
                                            =====================================================
Derivatives (5)
Interest rate swaps........................                       63                          280
Currency swaps.............................                     (342)                         426

(1) Includes non-readily marketable equity securities of Rs. 7,074 million (2000: Rs. 6,542 million) for which there are no readily determinable fair values.
(2) The carrying value of loans is net of the allowance for loan losses, security deposits and unearned income.
(3) Includes cash and cash equivalents and customers acceptance liability for which the carrying value is a reasonable estimate of fair value.
(4) Represents acceptances outstanding, for which the carrying value is a reasonable estimate of fair value.
(5) Represents the gains/losses on fair valuation of the end-user derivative products.


                                           For and on behalf of the Board

                                           N. VAGHUL
                                           Chairman

                                           K.V. KAMATH
                                           Managing Director &
                                           Chief Executive Officer

                                           LALITA D. GUPTE
                                           Joint Managing Director &
                                           Chief Operating Officer

                                           KALPANA MORPARIA
                                           Executive Director

JYOTIN MEHTA           SHALINI S. SHAH     S. MUKHERJI
General Manager &      General Manager     Executive Director
Company Secretary

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

   4.1 ICICI Employee Stock Option Plan. (incorporated by reference from ICICI's Annual Report on Form 20-F for the year ended March 31, 2000 filed on September 27, 2000).

   4.2 ICICI Bank's Employee Stock Option Plan. (incorporated by reference from ICICI's Annual Report on Form 20-F for the year ended March 31, 2000 filed on September 27, 2000).

   4.3         ICICI Infotech Employee Stock Option Plan

   4.4         ICICI Venture Employee Stock Option Plan

   4.5 Scheme of Amalgamation of Bank of Madura Limited with ICICI Bank Limited (incorporated by reference from ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2001 filed on September 28, 2001)

   4.6 Letter from the Reserve Bank of India to ICICI Bank Limited dated February 27, 2001 and Order from the Reserve Bank of India dated February 26, 2001 approving the Scheme of Amalgamation of Bank of Madura Limited with ICICI Bank Limited (incorporated by reference from ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2001 filed on September 28, 2001)

   8.1 List of Subsidiaries (included under "Business - Subsidiaries and Affiliates herein).

     For further information with respect to us and our equity shares, we refer you to the filings we have made with the SEC. Statements contained in this annual report concerning the contents of any document are not necessarily complete. If a document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the document that has been filed. Each statement in this annual report relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports and other information with the SEC.

                                   SIGNATURES


     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                               For ICICI LIMITED

                               By     : /s/Jyotin Mehta
                                        ---------------
                               Name   : Mr. Jyotin Mehta
                               Title  : General Manager and Company Secretary.


Place    : Mumbai
Date     : September 28, 2001